Form 10-K, Exhibit 13
period 1994-12-31
GOODRICH B F CO
filed 1995-02-22
CIK 42542

                                                                      EXHIBIT 13

BFGOODRICH CONSOLIDATED

(In millions)                                                                 1994                1993                1992
- --------------------------------------------------------------------------------------------------------------------------
SALES                                                                   $  2,199.2          $  1,818.3           $ 1,647.9
OPERATING INCOME:
  SEGMENTS                                                                   232.7               140.3               138.6
  CORPORATE EXPENSES                                                         (53.0)              (57.6)              (63.6)
- --------------------------------------------------------------------------------------------------------------------------
   TOTAL                                                                $    179.7          $     82.7           $    75.0
- --------------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED OPERATIONS

1994 RESULTS: Sales in 1994 reached record levels in each of the Company's business segments, increasing 21 percent over 1993 to $2,199.2 million. Adjusted for acquisitions made in 1993 and 1994, sales increased 10 percent.
   Factors contributing to this increase include improved sales volume in the Specialty Chemicals businesses due to expanded product applications and acquisitions. Price increases announced in late 1994 to counter rising raw materials costs generally will begin to take effect in 1995. Continued softness in new aircraft manufacturing reduced the demand for landing systems and many safety systems products. Improving demand, coupled with a major expansion of hangar capacity, led to significantly higher sales of maintenance, repair and overhaul services. Businesses acquired in 1993 also contributed significantly to the record 1994 sales. Sales of chlor-alkali and olefins products added to the year's sales growth, as both volume and selling prices increased from the prior year.
   Cost of sales as a percent of sales decreased to 69 percent in 1994 from 70 percent in 1993. Stable raw materials prices and favorable utility costs in the chlor-alkali and olefins business contributed to the improvement in consolidated margins. Improving labor efficiencies in the Seattle-based maintenance, repair and overhaul facility helped to improve overall gross profit. Increases in raw material prices for many specialty chemicals dampened this improvement. While not precisely measured, benefits derived from 1993 restructuring actions helped to counter the increase in manufacturing costs.
   Selling and administrative expenses increased $52.2 million to $496.2 million, remaining essentially flat as a percentage of sales. Cost control measures have contributed to maintaining stable overall costs. Acquisitions made in late 1993 and in 1994 increased total costs. Lower postretirement benefit costs and lower pension expense in 1994 resulted from a reduced discount rate and higher levels of pension funding made during 1993. As a result of rising interest rates in 1994, however, the Company expects these benefit costs to increase in 1995.

1993 RESULTS: Sales in 1993 increased to $1,818.3 million, 10 percent over 1992 levels. Increases resulted principally from acquisitions made in Aerospace businesses. Adjusted for acquisitions made in 1993, sales increased 4 percent over the prior year. Stronger replacement and service markets mitigated to some extent the weak conditions that existed throughout 1993 in the Aerospace original-equipment market.
   Higher Specialty Chemicals volume in 1993 reflected improved market results for many of this segment's products. Generally stronger North American economic conditions contributed to the sales improvement. Continued weakness in specific markets such as high-rise commercial construction and poor European market conditions restricted the overall rate of sales growth.
   The sales growth in the chlor-alkali and olefins business resulted almost entirely from the sale of vinyl chloride monomer to The Geon Company (Geon). Prior to the initial public offering of about 50.4 percent of Geon's common stock in May 1993, these sales were eliminated as intrasegment activity.
   Cost of sales as a percent of 1993 sales increased to 70 percent, primarily influenced by the increase in the chlor-alkali and olefins business.
   Continued competitive pressures in both the Aerospace and Specialty Chemicals segments led to slight declines in overall margins. Increasing raw materials costs for Specialty Chemicals' products also negatively affected profit margins. The benefits derived from restructuring actions taken in both business segments in mid-1993 helped to counterbalance these difficult market factors.
   Selling and administrative expenses declined to 24 percent of 1993 sales, compared to 26 percent in 1992. Higher total 1993 costs reflect higher Aerospace expenses for acquired businesses, however, the incremental sales of acquired businesses without the need to add duplicate administrative costs significantly improved this cost relationship.

AEROSPACE

The Aerospace segment of BFGoodrich has, through acquisition and internal development over the years, diversified its business mix, achieving important business balance among the original-equipment, replacement and service markets it serves. This has been an important factor for continued sales growth in an environment where original-equipment markets remain weak. Commercial aircraft production has declined significantly over the last four years, which reduces our sales of original-equipment components. This reduced aircraft build rate is a reflection of lower orders from the commercial airline industry. In replacement and service markets, however, BFGoodrich Aerospace is benefiting from changes in the industry. In fact, many commercial airlines are increasingly outsourcing various maintenance requirements to reduce operating costs and simplify business processes. This has led to growth in the segment's Maintenance, Repair and Overhaul Group (MRO). This Group accounted for one-fourth of segment revenues in 1994. Replacement markets, such as for the Company's wheel and brake businesses, also continue to be strong.
   The military market has contracted significantly in recent years due to the end of the Cold War and reduced military budgets. New military aircraft programs have been either cancelled or delayed. However, the impact of that contraction has been far less dramatic for BFGoodrich Aerospace since sales to the U.S. government represent only about 20 percent of Aerospace segment revenues. In addition, while many new military aircraft are not being built today, the Company has been successful in winning contracts to retrofit old aircraft with new technology that can improve performance, such as changing from steel to carbon brakes.
   Overall, the market environment was challenging for the Aerospace segment in 1994. Despite the difficult market conditions, the segment's diversity of aircraft programs, its mix of original-equipment, aftermarket and service business, and 1993 acquisitions contributed to the segment's growth in 1994.

BFGOODRICH AEROSPACE
 (In millions)                 1994         1993        1992
- ------------------------------------------------------------
 SALES                    $ 1,050.3     $  855.4    $  750.0
 OPERATING INCOME             121.9         91.3        83.2
 NET ASSETS(1)              1,018.9      1,060.1       508.3
- ------------------------------------------------------------

 (1) Segment assets less segment liabilities, other than debt.



1994 AEROSPACE SALES BY GROUP

    Landing Systems ....................................................  29%
    Sensors and Integrated Systems .....................................  28%
    Safety Systems .....................................................  18%
    Maintenance, Repair and Overhaul ...................................  25%


1994 RESULTS: Sales for the Aerospace segment increased 23 percent to $1,050.3 million as a result of internal growth and acquisitions. Adjusted for the effect of the 1993 acquisitions of the Landing Gear Division, Landing Gear Services Division and Rosemount Aerospace, sales increased 4 percent.
   The Landing Systems Group manufactures landing gear and wheels and brakes. Sales increased 16 percent to $302.0 million. Adjusted for the acquisition of the Landing Gear Division, sales increased 2 percent. Increased demand for replacement wheels and brakes for the Boeing 737 and 747 programs and sales of wheels and brakes to regional and commuter aircraft manufacturers more than offset declines in wheel and brake shipments for older, out-of-production aircraft, where utilization is declining.
   The Sensors and Integrated Systems Group manufactures sensors and related equipment, fuel and integrated utility measurement and management systems, engine ignition components and electromagnetic actuators and associated controls. Sales increased by 55 percent to $290.8 million. Adjusted for the 1993 acquisition of Rosemount Aerospace, sales declined 8 percent from 1993 levels. The sales decline primarily was due to reduced commercial aircraft production and lower military expenditures.
   The Safety Systems Group manufactures aircraft evacuation slides, ice protection systems, aircraft and airport lighting components, collision warning and weather detection systems. Sales were $188.6 million, a decline of 2 percent from 1993. Reduced sales of evacuation slides due to lower commercial aircraft production and replacement demand accounts for this sales decline.


                                 The BFGoodrich Company and Subsidiaries      17

   The MRO Group provides maintenance, repair and overhaul services for commercial airframes and components, including landing gear, wheels and brakes, instruments and avionics. The Group also produces test systems for commercial avionic systems. Sales increased 25 percent in 1994 to $268.9 million. Adjusted for the acquisition of Landing Gear Services business in 1993, sales increased 20 percent. During the fourth quarter of 1993, the opening of a new hangar significantly increased the capacity to provide commercial airframe maintenance. The trend toward outsourcing of maintenance by airlines resulted in higher demand for wheel and brake and landing gear repair and overhauls, which also contributed to revenue growth in 1994.
   Aerospace segment operating income increased 34 percent over 1993 to $121.9 million. Excluding 1993 acquisitions and a $3.3 million restructuring charge recorded in 1993, income increased 17 percent on a comparable 4 percent increase in sales. Overall, the segment successfully improved operating margins, as the favorable impact of volume growth, productivity improvements and cost-containment activities, primarily in the MRO and Landing Systems Groups, more than offset softness in commercial aircraft manufacturing and military markets. In those businesses most affected by market-driven volume reductions, BFGoodrich has aggressively pursued business realignment strategies in order to preserve and, where possible, expand margins.

1993 RESULTS: In 1993, Aerospace segment results were affected by weak market conditions. Aerospace sales were $855.4 million in 1993, a 14 percent increase over 1992. Excluding the acquisitions during the year of the Landing Gear Division, Landing Gear Services Division and Rosemount Aerospace, sales increased 1 percent.
   Landing Systems sales increased 48 percent to $260.7 million. Excluding the acquisition of Landing Gear, sales declined 4 percent. Sales of wheels and brakes for military aircraft declined from the prior year, primarily due to the completion of the C-5 retrofit program.
   Sensors and Integrated Systems sales increased 1 percent to $187.4 million. Excluding the acquisition of Rosemount Aerospace in late December, sales were essentially even with 1992. Increased sales of fuel measurement and management systems offset declining sales of engine components.
   Safety Systems sales increased 2 percent over 1992 to $191.9 million. Increased demand for ice protection systems, increased service to customers in the Far East, and sales of new collision warning products caused this increase.
   Maintenance, Repair and Overhaul sales increased 15 percent from 1992 levels to $215.4 million. Excluding the acquisition of the Landing Gear Services business in 1993, sales increased 13 percent. Higher sales of airframe maintenance services, coupled with increasing demand in international markets, accounted for the growth in 1993 revenues. In addition, in November 1993, the Company opened a new hangar, which increased capacity for commercial airframe maintenance.
   Operating income improved 10 percent in 1993 to $91.3 million. Excluding 1993 acquisitions and a $3.3 million restructuring charge related to work force reductions in the Sensors and Integrated Systems business, operating income declined 2 percent. The income decline reflected margin erosion due to a weak industry environment and lower sales of replacement and spare parts as airlines idled older aircraft. To a lesser extent, declining military sales also contributed to this income decline.

OUTLOOK: Aerospace industry market conditions, particularly for commercial and military aircraft production, will remain challenging in 1995. Commercial aircraft production rates are expected to decline from 1994 levels. The balance BFGoodrich Aerospace has achieved in its businesses by serving the MRO and replacement markets should provide for continued growth in 1995. In 1995 and beyond, most industry analysts are predicting annual long-term growth in worldwide commercial air traffic of approximately 5 percent. That level of growth, coupled with the likelihood of increasing retirement of older aircraft, suggests a rebound in aircraft production rates beginning in late 1996. The timing and extent of the eventual rebound in aircraft production will largely depend on the airlines' ability to finance the acquisition of new aircraft. To the extent that airlines elect to continue to use older aircraft, the demand for spare parts, and for maintenance, repair and overhaul services on those aircraft, should increase. In addition, airlines are likely to continue to outsource portions of their maintenance, repair and overhaul work. The Company believes that its MRO businesses will continue to grow in this environment.
   The outlook for the regional and commuter aircraft market is favorable, with expected long-term growth rates of approximately 9 percent. BFGoodrich supplies components for numerous aircraft models serving that market. With ongoing lower levels of defense spending anticipated, BFGoodrich Aerospace will continue to pursue retrofit and life-extension programs for older military aircraft, and should benefit from the sale of spare parts for older aircraft, while targeting selected new military aircraft and missile programs.
   The Company will also continue to pursue cost reduction and productivity improvement programs in response to the difficult market environment. These internal programs, coupled with Aerospace's diversity of markets and aircraft programs, will provide the opportunity for continued sales and income growth.

SPECIALTY CHEMICALS

Total sales and operating income reached record levels in 1994. Leverage of BFGoodrich Specialty Chemicals' fundamental strength--delivery of value-added products and technical support as solutions to customers' cost and performance objectives--was the foundation for this growth. Continued focus on market niches where the Company believes its products and technology hold a leadership position, such as specialty plastics and specialty additives, was instrumental in achieving double-digit growth. Demand in most markets served improved in 1994. Volume improvements were recognized across most of the Company's broad array of specialty plastic and specialty additive products. While steady domestic economic growth and recovery in Europe aided this improvement, development of new product applications enhanced this growth.
   Capacity additions for specialty plastic products were brought on-line in late 1993 and early 1994 to meet higher 1994 demand. Expansion of the business in 1994 also reflected the benefit of strategic acquisitions, focused on enhancing technology and industry position in identified growth markets. In late 1993, the Company acquired Sanncor Industries, a manufacturer of environmentally friendly water-based emulsions used in printing inks, coatings, adhesives and coated fabrics. Two additional acquisitions, in mid-1994, enhanced the Company's leadership position in the textile industry. These businesses manufacture coatings and compounds used in apparel, upholstery, drapery, automotive fabrics and textile printing.
   International expansion of the Specialty Chemicals' businesses also occurred in 1994. Sales to customers in Europe, the Middle East and Far East increased, supported by both European and North American manufacturing facilities. Demand for specialty plastic and specialty additive products was particularly encouraging.
   Products sold into building maintenance, window manufacturing and construction industries are partially dependent upon the economic environment. As economic conditions improved in North America and Europe, sales growth to these industry sectors has generally followed. However, competitive pressures, particularly in construction sealants markets, continued to negatively affect income performance.

 BFGOODRICH SPECIALTY CHEMICALS
 (In millions)                 1994         1993        1992
- ------------------------------------------------------------
 SALES                     $  988.6     $  829.6    $  825.1
 OPERATING INCOME              86.7         45.0        40.9
 NET ASSETS(1)                536.4        477.6       466.9
- ------------------------------------------------------------

 (1) Segment assets less segment liabilities, other than debt.

1994 SPECIALTY CHEMICALS SALES BY GROUP

    Specialty Plastics ..............................................   23%
    Specialty Additives .............................................   37%
    Sealants, Coatings and Adhesives ................................   35%
    Water Systems and Services ......................................    5%

1994 RESULTS: Sales in 1994 increased to $988.6 million, or 19 percent over last year. Volume increases in each Specialty Chemicals Group were largely the reason for this sales growth. Led by strong European demand for specialty plastic and specialty additive products, sales outside of North America increased 13 percent over 1993. Three acquisitions also contributed to the general sales growth. Excluding acquisitions made in 1994 and late 1993, sales increased 13 percent over 1993.


                                 The BFGoodrich Company and Subsidiaries      19

   The Specialty Plastics Group manufactures plastic materials for a wide range of applications, including film and sheet products, wire and cable jacketing, magnetic media, plumbing and industrial pipe, fire sprinkler systems and building material components, recreational vehicles and products and agricultural equipment. Specialty Plastics Group sales increased by 28 percent from 1993 to $228.1 million. Strong demand across most market sectors significantly increased North American volume of thermoplastic polyurethane sales. Higher European demand for this product also improved sales volume. Sales volume of heat-resistant plastics to the North American plumbing and industrial markets significantly improved in 1994 aided by improved economic conditions.
   The Specialty Additives Group manufactures chemical additives used in personal-care products, pharmaceuticals, soaps and detergents, water-treatment products, electronics, tires, petroleum products and molded plastics. Specialty additives are also used in textile printing, non-woven manufacturing, paper coating and saturation, graphic arts, paints and industrial coatings. As previously discussed, during 1994, the Company acquired two separate businesses serving the textile industry and in December 1993, acquired a water-based emulsions business. Specialty Additives Group sales increased 28 percent during 1994 to $363.2 million. Adjusted for these acquisitions, sales increased 11 percent. Higher volumes across all product lines were primarily responsible for the improved sales. In particular, sales volumes for acrylic emulsions sold to the paper and textile industry sectors showed strong improvement over last year. Sales of film-forming polymers to textile printing and graphic arts markets also showed significant improvement. Stronger European economic conditions helped to increase demand for synthetic thickeners used in personal-care and industrial applications.
   The Sealants, Coatings and Adhesives Group manufactures insulating glass sealants for window manufacture, construction sealants, waterproofing coatings, commercial glazing products and commercial roofing products. This Group also manufactures automotive sealants, adhesives and paint products. Sealants, Coatings and Adhesives Group sales increased by 8 percent in 1994 to $349.5 million. Improved sales volume in insulating glass sealants was the major contributor to the overall sales increase. Sales of construction sealants and roofing products generally were unchanged compared to 1993.
   The Water Systems and Services Group designs and builds permanent, owned-and-operated industrial water purification systems and operates mobile water purification systems. This group also provides operating services of these systems under monthly and longer-term service contracts. Sales of this Group increased by 13 percent in 1994 to $47.8 million. New service contracts put in place in 1994, coupled with the sale of equipment to several customers, accounted for this increase.
   Operating income for 1994 increased 93 percent to $86.7 million. Operating income in 1993 included an $8.0 million restructuring charge to mothball a high-cost manufacturing facility and consolidate European operations. Without the effect of this charge and the effect of acquisitions, operating income increased by 55 percent. Sales volume increases accounted for substantially all of this increase. Announced price increases in specialty additives and plastics products late in 1994 generally will begin to take effect in 1995. Increases in raw material prices during 1994 and incremental costs to manufacture products under third-party contracts to meet customer demand have reduced overall product margins. The Company achieved, however, improved manufacturing efficiencies and rationalized a high-cost facility to help counter the effects of rising raw material prices.

1993 RESULTS: Specialty Chemicals sales were $829.6 million, an increase of 1 percent over the prior year. Higher sales resulted from improved volumes across most Specialty Chemicals businesses. Generally stronger North American economic conditions contributed to this volume improvement. Continued weakness in specific markets, such as high-rise commercial construction, and poor European economic and market conditions, restricted the growth.
   The Specialty Plastics Group sales increased 3 percent in 1993, to $178.5 million. Increased sales volume of heat-resistant plastics into the construction industry sector was a large contributor to this increase. Lower thermoplastic polyurethane sales in Europe due to economic conditions there, detracted from this growth.
   The Specialty Additives Group sales increased 3 percent in 1993, to $284.5 million. Higher sales volume of polymer emulsions, primarily to customers in the paper and textile sectors, caused this growth.

   The Sealants, Coatings and Adhesives Group sales declined from 1992 levels by 3 percent to $324.4 million. Lower sales volumes of high-rise construction products, coupled with the generally weak European market, were leading factors contributing to this decline.
   The Water Systems and Services sales increased 8 percent in 1993 to $42.2 million. New water management service contracts entered into during 1993 led to the improvement.
   Operating income for 1993 increased to $45.0 million, a 10 percent increase over 1992, despite an $8.0 million restructuring charge. Without the effect of this charge and a 1992 charge of $5.5 million, operating income increased by 14 percent. Sales volume improvements, discussed previously, were the primary factors in improved operating income results.

OUTLOOK: Demand for specialty plastic and specialty additive products should remain strong through 1995 with a strong domestic and an improving European economy. Actions are under way to enhance domestic manufacturing capacity and expand European manufacturing volumes to meet improving worldwide demand. Acquisitions to enhance technological and market strengths may also contribute to the Company's future global business expansion.
   General price increases initiated in late 1994 should continue to improve both sales growth and profitability. Management continues to evaluate cost-efficiency alternatives to address competitive pressures on margins and increasing raw material prices.

OTHER OPERATIONS

Other Operations consists of the chlor-alkali, ethylene and utility operations located at Calvert City, Ky. Chlorine and ethylene are sold under long-term contract with selling prices largely dependent on industry supply and demand. Other products and co-products such as high-purity caustic soda, propylene for specialty applications and other olefin products are sold into local and regional markets. The Company believes it does not have a significant market share and, as a result, products produced by this business are sold at established market prices.

1994 RESULTS: Sales in 1994 increased 20 percent to $160.3 million. Sales in 1994 include two months of vinyl chloride monomer sales during which a chlorine and ethylene conversion agreement existed and ten months of chlorine and ethylene sales subsequent to the expiration of that agreement. The sales increase in 1994 is a result of higher ethylene and chlorine sales volumes and higher selling prices, particularly during the last six months of 1994.
   Operating income increased to $24.1 million from $4.0 million in 1993. This increase is attributable to higher selling prices, stable raw material costs and favorable utility costs during the second half of 1994.

1993 RESULTS: Sales in 1993 were $133.3 million, an 83 percent increase over 1992. Beginning in 1993, as a result of the Company's divestiture of the former Geon Vinyl Division, the Company entered into an agreement to supply vinyl chloride monomer to Geon at established market prices. As a result, virtually all of the sales increase in 1993 represents sales of vinyl chloride monomer to Geon. These sales were previously eliminated as intrasegment activity.
   Operating income of $4.0 million in 1993 declined significantly from the 1992 level of $14.5 million. This decrease was a result of depressed caustic soda market prices which were 30 percent lower than the previous year. The increase in vinyl chloride monomer sales contributed only marginally to operating income as costs and sales prices were essentially the same.

OUTLOOK: Demand for chlor-alkali and olefins products is expected to remain at current levels during the first half of 1995. However, the Company believes it does not have a significant market share and selling prices will be determined by market influences. With high production volumes expected in early 1995, cost per unit produced should remain at favorable levels, although the continued beneficial effect on margins of favorable utility costs is uncertain.

                                 The BFGoodrich Company and Subsidiaries      21

CONSOLIDATED STATEMENT OF INCOME

(Dollars in millions, except per share amounts)
Year Ended December 31                                                        1994                1993              1992
- --------------------------------------------------------------------------------------------------------------------------
SALES                                                                      $ 2,199.2           $ 1,818.3        $  1,647.9
Operating costs and expenses:
  Cost of sales                                                              1,523.3             1,278.3           1,133.1
  Selling and administrative expenses                                          496.2               444.0             429.1
  Restructuring costs (Note B)                                                   -                  13.3              10.7
- --------------------------------------------------------------------------------------------------------------------------
                                                                             2,019.5             1,735.6           1,572.9
- --------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                               179.7                82.7              75.0
Interest expense                                                               (47.7)              (38.3)            (39.3)
Interest income                                                                  1.8                 5.2               3.9
Other expense--net (Note I)                                                    (25.2)              (34.3)            (25.2)
- --------------------------------------------------------------------------------------------------------------------------
Income from continuing operations
  before income taxes and cumulative
  effect of change in method of accounting                                     108.6                15.3              14.4
Income tax (expense) (Note G)                                                  (42.9)                -                (2.5)
- --------------------------------------------------------------------------------------------------------------------------

INCOME FROM CONTINUING OPERATIONS
  BEFORE CUMULATIVE EFFECT OF CHANGE IN
  METHOD OF ACCOUNTING                                                          65.7                15.3              11.9
Income (loss) from discontinued operations--net (Note B)                        10.0               113.0             (21.3)
Cumulative effect to January 1, 1992, of change in
  method of accounting for postretirement
  benefits other than pensions (Note A)                                          -                   -              (286.5)
- --------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                               75.7               128.3            (295.9)

Dividends on preferred stocks                                                   (8.0)               (8.2)             (8.3)
- --------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) APPLICABLE TO COMMON STOCK                               $    67.7           $   120.1        $   (304.2)
- --------------------------------------------------------------------------------------------------------------------------

EARNINGS (LOSS) PER SHARE (Note A)
  PRIMARY
   Continuing operations                                                   $    2.24           $     .28        $      .14
   Discontinued operations                                                       .39                4.40              (.83)
   Cumulative effect of change in method of accounting                          -                    -              (11.21)
- --------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                       $    2.63           $    4.68        $   (11.90)
- --------------------------------------------------------------------------------------------------------------------------

  FULLY DILUTED
   Continuing operations                                                   $    2.24           $     .53        $      .14
   Discontinued operations                                                       .39                4.09              (.83)
   Cumulative effect of change in method of accounting                           -                   -              (11.21)
- --------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                       $    2.63           $    4.62        $   (11.90)
- --------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS--STATEMENT OF INCOME

RESTRUCTURING COSTS

The Company did not incur restructuring costs in 1994. Restructuring costs in 1993 principally reflect expenses for work force reductions in Aerospace and Specialty Chemicals businesses and in Central Research. Restructuring costs in 1993 also include a provision for mothballing a plant and relocating equipment to other plants. Included in the 1993 charge was $11.8 million for work force reduction and plant mothballing costs and $1.5 million for a non-cash write-off of fixed assets. As of year-end 1994, the balance remaining of this original restructuring liability was $2.1 million. Work force reductions are expected to be completed in the first half of 1995 and no significant change to this estimate is anticipated.
   Restructuring costs reported in 1992 and 1991 all relate to work force reduction programs and have been completed without significant adjustments to original estimates.
   The Company continues to evaluate employment levels and facility cost structures in relation to economic and competitive conditions.

INTEREST

Interest expense increased by $9.4 million in 1994 to $47.7 million. Interest capitalized on qualifying capital projects in 1993 was $5.0 million compared to $.6 million in 1994. This decrease accounted for approximately half of the increase in interest expense. Interest costs on the industrial development revenue bonds issued to fund the 1993 Aerospace hangar facility and generally higher short-term borrowing during 1994 accounted for the remaining increase.
   In May 1993, the Company received $222.7 million from the sale of the first tranche of The Geon Company stock. These proceeds, along with a $160.0 million special dividend from Geon, helped to maintain lower average short-term borrowing during 1993. Temporary investment of these proceeds also benefited interest income in 1993.

OTHER EXPENSE-NET

Other expense-net includes the cost of health-care benefits for retirees and environmental costs of previously discontinued businesses, interest on Company-owned life insurance, gains on sale of Corporate assets and other minor items. Beginning in 1993, the Company included the equity in loss of an unconsolidated subsidiary. These losses resulted from development expenses related to a new technology venture.
   Other expense-net decreased $9.1 million in 1994 to $25.2 million. This decrease resulted from lower health-care benefit costs for retirees of previously discontinued businesses and a $7.2 million gain recognized on the sale of certain Corporate assets during the fourth quarter of 1994.

INCOME TAXES

Income tax expense in 1994 was slightly higher than the federal statutory income tax rate primarily because of state and local income taxes.
   In 1993, income tax expense was lower than the domestic statutory rate, principally due to a $7.4 million benefit resulting from the resolution of federal tax issues relating to a prior year's return, and a state tax issue relating to a prior year's return, also settled in 1993. The passage of the Revenue Reconciliation Act of 1993 caused the Company to adjust its deferred tax assets and liabilities. Because the Company was in a net deferred tax asset position, a $1.5 million tax benefit was recorded which also reduced the overall tax rate.
   The lower-than-expected income tax rate in 1992 was primarily the result of the recognition of tax benefits on foreign losses in excess of statutory tax rates.

DISCONTINUED OPERATIONS

In the third quarter of 1994, the Company realized a $10.0 million tax benefit as a result of utilizing, in 1994, excess foreign tax credits resulting from the 1993 sale of The Geon Company. This tax benefit was reported as an additional gain from the 1993 discontinued operation.
   In December 1993, the Company disposed of its remaining investment in The Geon Company. The disposition of The Geon Company, through public stock offerings, generated net cash proceeds of $470.4 million and a special dividend of $160.0 million. The financial gain after tax was $110.9 million. After-tax equity in earnings of The Geon Company of $2.1 million are also included in discontinued operations in 1993. Operating losses of $21.3 million in 1992 represent the after-tax results of operations of The Geon Company in that year.


                                 The BFGoodrich Company and Subsidiaries      23

CONSOLIDATED BALANCE SHEET

(Dollars in millions, except per share amounts)

December 31                                                                                    1994                   1993
- --------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
  Cash and cash equivalents                                                            $       35.8           $       33.4
  Accounts and notes receivable (Note J)                                                      384.5                  320.6
  Inventories (Note J)                                                                        358.8                  340.6
  Deferred income tax assets (Note G)                                                          64.9                   69.1
  Prepaid expenses                                                                             34.8                   30.1
- --------------------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS                                                                       878.8                  793.8
- --------------------------------------------------------------------------------------------------------------------------
DEFERRED INCOME TAX ASSETS (Note G)                                                            57.0                   62.1
PROPERTY (Note J)                                                                             873.3                  836.0
GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS (Notes A, B and J)                                549.5                  545.9
INTANGIBLE PENSION ASSET (Note E)                                                              49.5                   56.1
OTHER ASSETS                                                                                   60.8                   66.0
- --------------------------------------------------------------------------------------------------------------------------
   TOTAL ASSETS                                                                        $    2,468.9           $    2,359.9
- --------------------------------------------------------------------------------------------------------------------------

CURRENT LIABILITIES
  Short-term bank debt (Note C)                                                        $       70.4           $       23.9
  Accounts payable                                                                            239.1                  181.4
  Accrued expenses (Note J)                                                                   246.9                  230.4
  Income taxes payable                                                                         26.4                   18.5
  Current maturities of long-term debt and capital lease
   obligations (Notes C and D)                                                                 55.2                   15.2
- --------------------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES                                                                  638.0                  469.4
- --------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS (Notes C and D)                                  427.1                  486.5
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (Note F)                                          353.6                  346.2
OTHER NON-CURRENT LIABILITIES (Note J)                                                        127.6                  158.7
REDEEMABLE PREFERRED STOCK (Note L)                                                             -                      3.8

SHAREHOLDERS' EQUITY
  $3.50 Cumulative Convertible Preferred Stock, Series D
   (stated at involuntary liquidation value of $50 per share)
   2,200,000 shares issued and outstanding                                                    110.0                  110.0
  Common Stock--$5 par value
   Authorized, 100,000,000 shares; issued, 25,950,722
   shares in 1994 and 25,758,533 shares in 1993                                               129.8                  128.8
  Additional capital                                                                          401.7                  393.8
  Income retained in the business (Note C)                                                    305.7                  294.6
  Cumulative unrealized translation adjustments                                                 4.9                    (.3)
  Amount related to recording minimum pension liability                                       (18.6)                 (21.7)
  Unearned portion of restricted stock awards                                                  (3.9)                  (4.8)
  Common stock held in treasury, at cost (160,566
   shares in 1994 and 114,870 shares in 1993)                                                  (7.0)                  (5.1)
- --------------------------------------------------------------------------------------------------------------------------
   TOTAL SHAREHOLDERS' EQUITY                                                                 922.6                  895.3
- --------------------------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                          $    2,468.9           $    2,359.9
- --------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS-BALANCE SHEET

CAPITAL RESOURCES AND LIQUIDITY

Current assets less current liabilities at December 31, 1994 decreased $83.6 million to $240.8 million. An increase in current assets of 11 percent was more than offset by a 36 percent increase in current liabilities. The current asset increase resulted from a 20 percent increase in accounts receivable generated by a 22 percent increase in fourth quarter 1994 sales, compared to the prior year's quarter. The increase in current liabilities resulted from increases in accounts payable and accrued expenses related to the higher business activity at year-end 1994 and to the higher level of capital projects currently in process. Short-term debt also increased $46.5 million from the prior year to finance generally higher investment in current assets. Current maturities of long-term debt were $40.0 million higher than year-end 1993, as two of the notes payable to banks will mature in the first half of 1995.
   The Company's quick ratio also declined from .75X to .66X at December 31, 1994. More liquid assets (cash and cash equivalents and accounts receivable) increased by $66.3 million. Increases in current liabilities, however, negatively affected this ratio. The Company intends to finance short-term bank debt and currently maturing long-term debt on a longer-term basis. This action will improve near-term liquidity in 1995.
   Beyond the revolving credit agreements described below, the Company has available $95.3 million of foreign credit lines and uncommitted money market lines of credit at December 31, 1994. Based on the current working capital position and these credit facilities, the Company believes it has adequate working capital for its operating requirements.
   Total long-term debt and capital lease obligations decreased $59.4 million from the prior year to $427.1 million. This decrease resulted from scheduled payments of maturing debt and the classification of 1995 maturities to current liabilities as previously discussed. Total shareholders' equity also increased $27.3 million in 1994 to $922.6 million. Income retained in the business (net income less dividends) increased by $11.1 million. Common stock and additional capital increased $8.9 million as a result of the issuance of $6.3 million of common stock to effect a small acquisition and shares issued under employee compensation plans. Non-cash increases in shareholders' equity resulted from a $5.2 million increase in foreign currency translation adjustments because of a weaker U.S. dollar. Also, a decrease in the minimum pension liability adjustment resulted from higher plan funding in prior years and an increase in the discount rate assumption at December 31, 1994.
   As a result of the above changes, the Company's debt-to-capital ratio was
37.4 percent (32.1 percent adjusted for the after-tax effect of SFAS No. 106) at December 31, 1994, a small increase from the 1993 ratio of 36.9 percent (31.5 percent adjusted for the after-tax effect of SFAS No. 106). A rise in total debt of 5 percent caused this increase. While net income was negatively affected by the interest cost on this slightly higher debt level, the additional borrowing was short-term debt at favorable interest rates during 1994. The Company's higher earnings and cash flow in 1994, coupled with planned continued operating improvements in 1995, should stabilize or decrease this ratio in future years.
   At December 31, 1994, the Company had available $300.0 million of borrowing capacity under revolving credit agreements with various banks. These credit facilities remain in place through mid-1997, unless extended by the Company with approval of the banks. In addition, the Company has an effective shelf registration statement with the Securities and Exchange Commission with respect to $250.0 million of public debt securities. The Company believes that these credit facilities are sufficient to meet longer-term capital requirements, including normal maturities of long-term debt.

RETURN ON EQUITY

The Company's return on common shareholders' equity, a measure of net income adjusted for preferred dividend requirements as a percentage of average common shareholders' equity, was 8.5 percent in 1994. The comparable return for 1993 was 16.0 percent. Although return on equity declined in 1994, net income in 1993 included a discontinued operations gain on the sale of The Geon Company of $110.9 million, compared to only $10.0 million in 1994. Excluding these gains from net income in each year, return on equity would have been 7.2 percent and
1.2 percent in 1994 and 1993. This return, while not acceptable, showed significant improvement. Management's objective is to achieve a return on equity in the mid-teens by the end of 1997, in order to enhance shareholder value. Management actions to contain operating costs and improve product sales prices and volumes should improve this return in 1995.


                                 The BFGoodrich Company and Subsidiaries      25

CONSOLIDATED STATEMENT OF CASH FLOWS


(Dollars in millions)
Year Ended December 31                                                         1994                 1993             1992
- --------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                      $      75.7         $      128.3       $   (295.9)
  Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
     Cumulative effect of change in method of accounting                         -                    -              286.5
     Restructuring costs                                                         -                   13.3             25.1
     Depreciation and amortization                                             112.1                109.2            137.7
     Deferred income taxes                                                      21.2                  5.4            (12.3)
     Gain on sale of business                                                    -                 (110.9)             -
     Change in assets and liabilities, net of effects of acquisitions and dispositions of businesses:
        Receivables                                                            (62.8)               (77.2)            29.0
        Inventories                                                             (4.9)               (13.2)            40.2
        Other current assets                                                    (2.3)               (20.3)              .2
        Accounts payable                                                        57.6                  2.6             10.9
        Accrued expenses                                                         9.5                (28.1)            27.4
        Income taxes payable                                                    (5.6)               (29.2)            (8.2)
        Other non-current assets and liabilities                               (16.9)                 2.7             (5.8)
- --------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by operating activities                               183.6                (17.4)           234.8

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property                                                       (129.3)              (146.2)          (200.2)
  Proceeds from sale of property                                                10.5                  3.0              6.9
  Payments made in connection with acquisitions
   net of cash acquired                                                        (20.2)              (528.5)            (5.9)
  Proceeds and dividends from sales of businesses                                -                  568.1             11.0
  Other transactions                                                             -                   17.0              (.5)
- --------------------------------------------------------------------------------------------------------------------------
  Net cash (used) by investing activities                                     (139.0)               (86.6)          (188.7)

CASH FLOWS FROM FINANCING ACTIVITIES
  Increase (decrease) in short-term debt                                        46.7                 20.2             (4.0)
  Proceeds from issuance of long-term debt                                       -                  111.5            137.0
  Repayment of long-term debt and capital lease obligations                    (20.5)               (26.5)           (71.0)
  Proceeds from issuance of capital stock                                        1.4                  4.3              3.6
  Purchases of treasury stock                                                   (1.1)                 (.8)            (7.9)
  Dividends                                                                    (64.6)               (64.6)           (64.5)
  Retirement of preferred stock                                                 (4.9)                (2.5)             (.1)
- --------------------------------------------------------------------------------------------------------------------------
  Net cash provided (used) by financing activities                             (43.0)                41.6             (6.9)

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                           .8                 (1.6)            (2.9)
- --------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             2.4                (64.0)            36.3
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                  33.4                 97.4             61.1
- --------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                 $      35.8         $       33.4       $     97.4
- --------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS--CASH FLOWS


CASH FLOWS

"Net operating cash flow" is cash from operations remaining after the Company has satisfied its capital expenditures commitments to enhance manufacturing efficiencies, expand productive capacity and avail itself of competitive opportunities. The Company's strategy is to maximize cash flow and to reinvest in opportunities that will create shareholder value as well as return to shareholders a portion of that value through dividend payments. The Consolidated Statement of Cash Flows, summarized to show sources and uses of Net operating cash flow follows:

(In millions)
Year Ended December 31           1994      1993      1992
- ----------------------------------------------------------
Cash flows from (used for):
  Operating                    $ 183.6   $ (17.4)  $ 234.8
  Acquisitions and
   divestitures - net            (20.2)     39.6       5.1
  Other investing activities    (118.8)   (126.2)   (193.8)
- ----------------------------------------------------------
"Net operating cash flow"         44.6    (104.0)     46.1
Used for:
  Dividends                      (64.6)    (64.6)    (64.5)
  Other financing activities      21.6     106.2      57.6
  Effect of foreign exchange        .8      (1.6)     (2.9)
- ----------------------------------------------------------
Increase (decrease) in cash
  and cash equivalents         $   2.4   $ (64.0)  $  36.3
- ----------------------------------------------------------

   Operating cash flow improved significantly as net income, adjusted for the gain on discontinued operations in 1993, increased $58.3 million. This increase, along with the reduced investment in working capital, was more than adequate to finance capital expenditures. Investment in fixed assets has exceeded annual depreciation in recent years as a result of facility expansion and higher cost of asset replacements. Capital additions of $129.3 million declined from 1993. Planned capital programs will require higher capital spending in 1995.
   Acquisitions and divestitures generated cash of $39.6 million in 1993, as the proceeds from the sale of The Geon Company exceeded the cost of companies acquired. In 1994, businesses acquired with cash cost $20.2 million. The Company had planned to balance acquisitions with divestitures to achieve a neutral cash flow position after payment of dividends. While no divestitures took place in 1994, the Company continues to evaluate divestiture alternatives for certain businesses that do not meet strategic or income return goals.
   Financing activity in 1994, other than dividend payments, was near 1993 levels as net borrowing increased $26.2 million. This modest increase in debt was used to support working capital increases and acquisitions.

ENVIRONMENTAL MATTERS

   Federal, state and local statutes and regulations relating to the protection of the environment and the health and safety of employees and other individuals have resulted in higher operating costs and capital investments by the industries in which the Company operates. Because of the continuing trend toward greater environmental awareness and increasingly stringent environmental regulations, the Company believes that expenditures for compliance with environmental, health and safety regulations will continue to have a significant impact on the conduct of its business. Although it cannot predict accurately how these developments will affect future operations and earnings, the Company does not believe its costs will vary significantly from those of its competitors.
   The Company expects to incur capital expenditures and future costs for environmental, health and safety improvement programs. These expenditures are customary operational costs and are not expected to have a material adverse effect on the financial position, liquidity or results of operations of the Company.
   BFGoodrich and its subsidiaries are generators of both hazardous wastes and non-hazardous wastes, the treatment, storage, transportation and disposal of which are subject to various laws and government regulations. Although past operations were in substantial compliance with the then-applicable regulations, the Company has been designated as a potentially responsible party by the U.S. Environmental Protection Agency in connection with approximately 39 sites, most of which relate to businesses previously disposed. The Company believes it may have continuing liability only with respect to not more than 22 sites.
   A significant portion of the environmental liability relates to six sites of which five sites relate to businesses previously divested. Two of the most significant variables in determining the Company's ultimate liability are the remediation method ultimately adopted for the site and the Company's share of the total site remediation cost. With respect to these sites, the Company's maximum percentage share of the ultimate remediation costs is fixed. The five sites relating to businesses previously divested are all in the design or construction phases. While estimates of the ultimate completion cost can be made, the final cost at completion can vary significantly as a result of changes made during the construction phase and changed regulatory agency requirements, all of which are difficult to predict. As an example, during the fourth quarter of 1994, the Company accrued an additional $7.2 million, primarily for construction cost overruns related to one of the above sites nearing completion. Management believes that further changes in estimates that may occur as a result of new information should not be material to the Company's financial condition.





                                The BFGoodrich Company and Subsidiaries      27

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


(Dollars in millions, except per share amounts)
Year Ended December 31                                                        1994        1993         1992
- -----------------------------------------------------------------------------------------------------------
$3.50 CUMULATIVE CONVERTIBLE PREFERRED STOCK,
  SERIES D (Note L)                                                         $110.0      $110.0      $ 110.0
- -----------------------------------------------------------------------------------------------------------

COMMON STOCK--$5 PAR VALUE (Note M)
  Balance at beginning of year                                               128.8       128.2        127.8
  Common Stock issued for:
   Acquisitions                                                                 .7           -            -
   Employee award programs                                                      .3          .6           .4
- -----------------------------------------------------------------------------------------------------------
  Balance at end of year                                                     129.8       128.8        128.2
- -----------------------------------------------------------------------------------------------------------

ADDITIONAL CAPITAL
  Balance at beginning of year                                               393.8       391.5        385.9
  Capital share transactions                                                   7.9         2.3          5.6
- -----------------------------------------------------------------------------------------------------------
  Balance at end of year                                                     401.7       393.8        391.5
- -----------------------------------------------------------------------------------------------------------

INCOME RETAINED IN THE BUSINESS (Note C)
  Balance at beginning of year                                               294.6       230.9        591.3
  Net income (loss)                                                           75.7       128.3       (295.9)
  Dividends:
   Preferred Stock:
     Series A, $7.85 a share                                                   (.3)        (.5)         (.6)
     Series D, $3.50 a share                                                  (7.7)       (7.7)        (7.7)
   Common Stock--$2.20 a share in each year                                  (56.6)      (56.4)       (56.2)
- -----------------------------------------------------------------------------------------------------------
     Total Dividends                                                         (64.6)      (64.6)       (64.5)
- -----------------------------------------------------------------------------------------------------------
  Balance at end of year                                                     305.7       294.6        230.9
- -----------------------------------------------------------------------------------------------------------

CUMULATIVE UNREALIZED TRANSLATION ADJUSTMENTS
  Balance at beginning of year                                                 (.3)       (7.8)         7.5
  Effect of disposition of foreign operations                                    -        16.7          4.8
  Aggregate adjustments for the year                                           5.2        (9.2)       (20.1)
- -----------------------------------------------------------------------------------------------------------
  Balance at end of year                                                       4.9         (.3)        (7.8)
- -----------------------------------------------------------------------------------------------------------

AMOUNT RELATED TO RECORDING MINIMUM PENSION
  LIABILITY (Note E)                                                         (18.6)      (21.7)       (10.9)
- -----------------------------------------------------------------------------------------------------------
UNEARNED PORTION OF RESTRICTED STOCK AWARDS (Note N)                          (3.9)       (4.8)       (11.9)
- -----------------------------------------------------------------------------------------------------------
COMMON STOCK HELD IN TREASURY, AT COST (Note M)                               (7.0)       (5.1)        (1.2)
- -----------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                  $922.6      $895.3      $ 828.8
- -----------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A: SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements reflect the accounts of The BFGoodrich Company (BFGoodrich or the Company) and its controlled affiliates. Investments of 20 to 50 percent owned affiliates and majority-owned companies in which investment is considered temporary are accounted for using the equity method. Equity in earnings from these businesses is included in Other expense-net. Gains and losses on the sale of stock of subsidiaries are recognized when realization is reasonably assured. Intercompany accounts and transactions have been eliminated.

CASH AND CASH EQUIVALENTS: Cash equivalents consist of highly liquid investments with a maturity of three months or less at the time of purchase.

INVENTORIES: Inventories are stated at the lower of cost or market. Certain domestic inventories are valued by the last-in, first-out (LIFO) cost method. Inventories not valued by the LIFO method are valued principally by the average cost method.

LONG-LIVED ASSETS: Property, plant and equipment, including amounts recorded under capital leases, are recorded at cost with depreciation and amortization principally computed by the straight-line method. Property is generally depreciated on accelerated methods for income tax purposes. Repairs and maintenance costs are expensed as incurred.
   Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired businesses and is being amortized by the straight-line method, in most cases over forty years.
   Identifiable intangible assets are recorded at cost, or when acquired as a part of a business combination, at estimated fair value. These assets include patents and other technology agreements, licenses and non-compete agreements. They are amortized using the straight-line method over estimated useful lives of five to twenty-five years.
   Beginning in the first quarter of 1994, identifiable intangible assets have been reclassified from Other Assets to Goodwill and Identifiable Intangible Assets. For comparison purposes, a similar reclassification of $23.0 million was made to the 1993 balance sheet. In addition, amortization of Goodwill and Identifiable Intangible Assets has been combined with depreciation expense on the Statement of Cash Flows.
   Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset, or related group of assets, may not be recoverable. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimated undiscounted future cash flows resulting from use and ultimate disposition of the asset.

REVENUE RECOGNITION: The Company recognizes revenues from sale of products at the point of passage of title, which is generally at the time of shipment. Revenues earned from providing maintenance service is recognized when the service is complete and customer approval is received.

FINANCIAL INSTRUMENTS: The Company's financial instruments recorded on the balance sheet include cash and cash equivalents and debt. Because of their short maturity, the carrying amount of cash and cash equivalents and short-term bank debt approximates fair value. Fair value of long-term debt is based on rates available to the Company for debt with similar terms and maturities.
   Off balance sheet derivative financial instruments include interest rate swap agreements and foreign currency exchange agreements. Interest rate swap agreements are used by the Company to manage interest rate risk on its floating rate debt portfolio. Each interest rate swap is matched as a hedge against a specific debt instrument and has the same notional amount as the related debt instrument principal. These financial instruments were entered into at the time the related floating rate debt was issued in order to convert the floating rate debt to fixed rates. Fair value of these instruments is based on estimated current settlement cost.
   In the normal course of business, the Company sells chemical inventory manufactured in the United States to subsidiaries in Europe for resale to customers. In order to fix the intercompany transfer price, the Company purchases foreign currency exchange contracts. These agreements reduce the risk that unusual adverse foreign currency fluctuations will reduce profitability to unacceptably low margins on resale of the products. Foreign currency exchange agreements are purchased from banks, generally to hedge European currencies. They mature in amounts equivalent to monthly purchases of product over a three-month period. Deferred gains and losses, which were not significant in any period, are included as part of the cost of inventory and are recognized in operating income when inventory is sold to third parties.

EARNINGS (LOSS) PER SHARE: Primary earnings per share of common stock are computed after recognition of preferred stock dividend requirements, based on the weighted average number of common stock and common stock equivalents out-

                            The BFGoodrich Company and Subsidiaries       29
standing of 25,766,376 for 1994, 25,687,816 for 1993 and 25,552,397 for 1992.
Earnings per share, assuming full dilution, give effect to the assumed exercise of dilutive stock options in each year and, if dilutive, the assumed conversion of Series D Cumulative Convertible Preferred Stock. The weighted average number of shares used for the fully diluted calculation for 1993 is 27,687,685. Fully diluted earnings per share for 1994 and 1992 are the same as primary earnings per share, since the effect of conversion of the Series D Cumulative Convertible Preferred Stock is anti-dilutive.

RECENTLY ISSUED ACCOUNTING STANDARDS: In November 1992, the Financial Accounting Standards Board issued SFAS No. 112--"Employers' Accounting for Postemployment Benefits," which addresses the accounting for benefits to former or inactive employees after employment, but before retirement. This new standard, which was adopted on January 1, 1994, did not affect the Company's financial position or results of operations. In October 1994, SFAS No. 119 "Disclosure about Derivative Financial Instruments" was issued, which addresses disclosure issues only. The Company adopted this Standard upon issuance and has included the required disclosure in the Accounting Policy and Supplemental Balance Sheet Information footnotes.
   Effective January 1, 1992, BFGoodrich adopted SFAS No. 106--"Employers' Accounting for Postretirement Benefits Other Than Pensions." The adoption, which requires that the projected future cost of providing postretirement benefits, such as health-care and life insurance, be recognized as an expense as employees render service, instead of when claims are incurred, resulted in a charge to 1992 net income of $286.5 million ($434.0 million before tax), or $11.21 per share.
   Other recently issued standards of the Financial Accounting Standards Board are not expected to affect the Company as conditions to which those standards apply are absent.

RECLASSIFICATIONS: Certain amounts presented in prior years' financial statements have been reclassified to conform with the 1994 presentation.

NOTE B: ACQUISITIONS, DISPOSITIONS AND RESTRUCTURINGS

ACQUISITIONS: During 1994, the Company acquired two small specialty chemical businesses which manufacture coatings and products for the textile industry. These acquisitions, which were not material, were accounted for as purchases, with operations included in the Company's results from the dates of acquisition.
   On June 10, 1993, BFGoodrich acquired certain assets and assumed certain liabilities of the now Landing Gear Division and Landing Gear Services Division for a cash purchase price of $193.4 million. The Landing Gear Division designs, develops and manufactures landing gear for commercial and military aircraft.
   On December 15, 1993, BFGoodrich acquired certain assets and assumed certain liabilities of Rosemount Aerospace for $301.1 million in cash. Rosemount Aerospace designs and manufactures aerospace sensors and related equipment.
   Also during 1993, BFGoodrich acquired the assets and assumed certain liabilities of six other businesses and the minority interest in a previously majority-owned subsidiary. The aggregate purchase price of these businesses was $34.0 million.
   These acquisitions were recorded using the purchase method of accounting. Their results of operations have been included in the consolidated financial statements since the dates of acquisition. Initial goodwill recorded in 1993 resulting from these acquisitions was $350.5 million, which was being amortized using the straight-line method principally over forty years.
   During 1994, upon completion of asset fair value studies, purchase price allocation adjustments were made affecting various balance sheet accounts. These adjustments had the effect of reducing goodwill by $18.4 million. Identifiable intangible assets, principally intellectual property, were increased by $32.7 million. Adjustments to other balance sheet accounts were individually not significant. Intellectual property is being amortized using the straight-line method over estimated lives of five to twenty-five years. The effect of these adjustments on operations was not significant.
   During 1992, BFGoodrich acquired three minor businesses all of which were recorded using the purchase method of accounting.

DISPOSITIONS: On May 6, 1993, the Company received $222.7 million by selling
13.1 million shares of The Geon Company stock at $17 per share (net of commissions). This represented approximately 50.4 percent of its interest in The Geon Company. On December 1, 1993, the Company sold its remaining investment in The Geon Company (12.9 million shares) for $19.20 per share (net of commissions) and received $247.7 million. Prior to the sale of The Geon Company, the Company received a special distribution of $160.0 million from Geon. Of this amount, $50.0 million was received in cash prior to the initial public offering. Subsequently, the Company received $110.0 million in cash. The Geon Company represented the Company's only polyvinyl chloride manufacturing business.

   As a result of these transactions, The Geon Company results of operations and related gain on the sales of securities have been reported as discontinued operations in the Consolidated Statement of Income. The results of discontinued operations include:

(In millions)                         1994       1993       1992
- ----------------------------------------------------------------
Sales                               $  -      $   -      $ 877.9
- ----------------------------------------------------------------
Income (loss) from operations       $  -      $    .1    $ (30.7)
Equity in earnings
  (from May 6, 1993)                   -          3.2        -
Income tax (expense) benefit           -         (1.2)       9.4
Net income (loss)
  from operations                      -          2.1      (21.3)
Gain on disposal of
  The Geon Company
  (net of tax of $104.3 in 1993)      10.0      110.9        -
- ----------------------------------------------------------------
Income (loss) from

  Discontinued Operations           $ 10.0    $ 113.0    $ (21.3)
- ----------------------------------------------------------------

   The gain on disposal in 1993 includes $16.7 million and $3.1 million of foreign currency translation losses and minimum pension liability, respectively, recognized at the dates of sale.
   In 1994, the Company recognized a $10.0 million tax benefit as a result of realizing the benefit of utilizing excess foreign tax credits resulting from the 1993 sale. This tax benefit is reported as a discontinued operation in 1994.

RESTRUCTURINGS: During 1993, the Company announced several restructuring programs, the aggregate cost of which was $13.3 million. This amount includes $8.0 million for severance, mothballing and moving costs associated with streamlining certain Specialty Chemicals businesses; $3.3 million of severance costs relating to cost-reduction programs in certain Aerospace businesses; and $2.0 million of severance costs relating to realignment of the Central Research organization.
   Under these programs, employment was permanently reduced by approximately 300 salaried and wage positions. At December 31, 1994, $2.1 million of the initial restructuring cost remains, which principally relates to work force reduction actions. Because of management changes made during 1994, it is expected that the remainder of these programs will be completed during the first half of 1995.
   In 1992, the Company had restructuring costs of $10.7 million. This amount includes $5.5 million related to streamlining Specialty Chemicals operations by reducing employment; $1.6 million related to employment reductions in Other Operations; and $3.6 million, primarily related to a voluntary retirement program to reduce Corporate administrative costs. These programs were completed during 1993 without significant adjustment.

NOTE C: FINANCING ARRANGEMENTS

SHORT-TERM BANK DEBT: At December 31, 1994, the Company had separate revolving credit agreements with certain banks providing for domestic lines of credit aggregating $300.0 million. Borrowings under these agreements can be for periods of up to 364 consecutive days and bear interest, at the Company's option, at rates tied to the banks' certificate of deposit, Eurodollar or prime rate. The lines expire on June 30, 1997, unless extended by the banks at the request of the Company. Under the agreements, the Company is required to pay a commitment fee of 1/4 of 1 percent per annum on the average daily unused amount of the commitment. At December 31, 1994, no amounts were outstanding pursuant to these agreements.
   In addition, the Company had available formal foreign lines of credit and overdraft facilities of $45.7 million at December 31, 1994, of which $11.9 million was used. The Company also maintains uncommitted domestic money market facilities with various banks aggregating $170.0 million under which $108.5 million was outstanding at December 31, 1994. Weighted average interest rates on outstanding short-term borrowings were 6.6 percent and 5.1 percent at December 31, 1994 and 1993. Average interest rates on short-term borrowings were 4.9, 7.6 and 11.1 percent in 1994, 1993 and 1992, respectively.
   In connection with $50.0 million of the floating rate borrowings, the Company has designated as a hedge an interest rate swap agreement effectively fixing the interest rate at 9.8 percent. This borrowing has been classified as long-term debt as it is the Company's intent to refinance the obligation on a long-term basis under the revolving credit agreement previously discussed.
   At December 31, 1994 and 1993, long-term debt and capital lease obligations payable after one year consisted of:

(In millions)                                1994       1993
- ------------------------------------------------------------
Short-term debt expected
  to be refinanced                      $    50.0    $  50.0
9.625% Notes, maturing in 2001              175.0      175.0
9.04% Notes, maturing in 1996                50.0       50.0
Notes payable to banks                       59.8      112.2
7.00% Subordinated Debentures
  (effective interest rate of 7.85%),
  maturing to 1997                            9.1        9.1
Other debt, maturing to 2023
  (interest rates from 6.0% to 14.5%)        78.8       85.0
Unamortized debt discounts                    (.2)       (.3)
- ------------------------------------------------------------
                                            422.5      481.0
Capital lease obligations (Note D)            4.6        5.5
- ------------------------------------------------------------
Total                                   $   427.1    $ 486.5
- ------------------------------------------------------------


                                   The BFGoodrich Company and Subsidiaries  31

NOTES PAYABLE TO BANKS: Notes payable to banks include both fixed and floating rate instruments which have principal maturing in various years from 1995 through 1997. The floating rate instruments have been fixed as a result of entering into interest rate swap agreements. Fixed interest rates on all notes payable to banks range from 6.45 percent to 8.10 percent.

OTHER DEBT: Other debt principally includes industrial development revenue bonds. In 1993, a development authority issued $60.0 million of 6.0 percent bonds due 2023 to finance the construction of a hangar facility used in the Aerospace business. As a result of a guarantee of repayment by the Company, this obligation has been reported as debt of the Company.
   The Company has an effective shelf registration filed with the Securities and Exchange Commission which enables the Company to issue up to $250.0 million of debt securities in the public markets.
   Aggregate maturities of long-term debt, exclusive of capital lease obligations, during the five years subsequent to December 31, 1994, are as follows (in millions): 1995--$53.5; 1996--$130.6; 1997--$42.5; 1998--$4.3 and
1999--$.5.
   The Company's debt agreements contain various restrictive covenants that, among other things, place limitations on the payment of cash dividends and the repurchase of the Company's capital stock. Under the most restrictive of these agreements, income retained in the business in the amount of $257.4 million was free from such limitations at December 31, 1994.

NOTE D: LEASING ARRANGEMENTS

The Company leases certain of its office and manufacturing facilities as well as machinery and equipment under various leasing arrangements. The future minimum lease payments, by year and in the aggregate, under capital leases and under noncancelable operating leases with initial or remaining noncancelable lease terms in excess of one year, consisted of the following at December 31, 1994:

                                 Capital      Noncancelable
(In millions)                    Leases     Operating Leases
- ------------------------------------------------------------
1995                            $   2.1          $  14.8
1996                                1.5             11.4
1997                                1.0              6.5
1998                                 .9              4.0
1999                                 .8              3.0
Thereafter                          1.4             20.8
- ------------------------------------------------------------
Total minimum payments              7.7          $  60.5
Amounts representing interest       1.4          -----------
- ---------------------------------------
Present value of net minimum
  lease payments                    6.3
Less current portion of
  capital lease obligations         1.7
- ---------------------------------------
Total                           $   4.6
- ---------------------------------------

Net rent expense consisted of the following:

(In millions)                   1994         1993       1992
- ------------------------------------------------------------
Minimum rentals              $  24.6      $  22.7     $ 24.1
Contingent rentals               2.4          1.1        1.5
Sublease rentals                 (.1)         (.1)      (1.9)
- ------------------------------------------------------------
Total                        $  26.9      $  23.7     $ 23.7
- ------------------------------------------------------------

NOTE E: PENSIONS

BFGoodrich and its subsidiaries have several contributory and noncontributory defined benefit pension plans covering substantially all employees. Plans covering salaried employees generally provide benefit payments using a formula that is based on an employee's compensation and length of service. Plans covering hourly employees generally provide benefit payments of stated amounts for each year of service.
   The Company's general funding policy for pension plans is to contribute amounts at least sufficient to satisfy regulatory funding standards. For underfunded plans, plan assets were approximately 91 percent of the accumulated benefit obligation at December 31, 1994. The Company's intention is to fully fund these plans by 1997. Assets for these plans consist principally of corporate and government obligations and commingled funds invested in equities, debt and real estate.
   The components of net periodic pension cost, which includes pension cost allocated to the former Geon Vinyl Division in 1992 of $13.5 million, are as follows:

(In millions)                            1994     1993     1992
- ---------------------------------------------------------------
Service cost for benefits earned       $ 11.1   $ 11.7   $ 11.8
Interest cost on projected benefit
  obligation                             44.0     44.3     56.2
Actual return on plan assets            (16.3)   (41.5)   (33.7)
Net amortization and deferral           (18.9)     8.9     (3.4)
- ---------------------------------------------------------------
Net pension cost                       $ 19.9   $ 23.4   $ 30.9
- ---------------------------------------------------------------

   Amortization of unrecognized transition assets and liabilities, prior service cost and gains and losses (if applicable) are recorded using the straight-line method over the average remaining service period of active employees, or approximately twelve years.
   In 1993, BFGoodrich recorded a prepaid pension asset for Cleveland Pneumatic of $2.3 million. In 1992, the Company recognized, as part of the restructuring cost, a $1.7 million expense related to a voluntary retirement program offered to employees in its Corporate administrative and research functions.
   The table that follows sets forth the status of the Company's funded defined benefit pension plans as of December 31, 1994 and 1993, and the amounts recognized in the Consolidated Balance Sheet at those dates. This table excludes accrued pension costs for unfunded, non-qualified pension plans of $7.0 million in 1994 and $7.4 million in 1993, and the related projected benefit obligations of $6.5 million in 1994 and $8.5 million in 1993.

(In millions)                                               1994                                        1993
- ------------------------------------------------------------------------------------------------------------------------------
                                             Plans with            Plans with             Plans with           Plans with
                                          Assets Exceeding     Accumulated Benefit     Assets Exceeding    Accumulated Benefit
                                             Accumulated           Obligation             Accumulated          Obligation
                                         Benefit Obligation     Exceeding Assets      Benefit Obligation    Exceeding Assets
- ------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of
accumulated benefit obligation:
   Vested                                     $    8.1              $  467.5               $  10.1               $ 517.5
   Non-vested                                       .4                  25.1                    .5                  27.0
- ------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                     8.5                 492.6                  10.6                 544.5
Plan assets at fair value                         15.7                 448.7                  17.5                 475.7
- ------------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than)
  accumulated benefit obligation              $    7.2              $  (43.9)              $   6.9               $ (68.8)
- ------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation                  $   10.9              $  531.1               $  13.6               $ 581.6
Plan assets at fair value                         15.7                 448.7                  17.5                 475.7
- ------------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than)
  projected benefit obligation                $    4.8              $  (82.4)              $   3.9               $(105.9)
- ------------------------------------------------------------------------------------------------------------------------------

Consisting of:
  Unrecognized transition asset (liability)   $     .8              $  (28.3)              $    .9               $ (32.0)
  Unrecognized prior service cost                  (.6)                (20.0)                  (.6)                (24.1)
  Unrecognized net gain (loss)                     3.8                 (67.1)                  2.9                 (69.8)
  Adjustment required to
   recognize minimum liability                     -                    76.9                   -                    88.8
  Prepaid (accrued) pension cost
   recognized in the balance sheet                  .8                 (43.9)                   .7                 (68.8)
- ------------------------------------------------------------------------------------------------------------------------------
Total                                         $    4.8              $  (82.4)              $   3.9               $(105.9)
- ------------------------------------------------------------------------------------------------------------------------------

   Major assumptions used in accounting for BFGoodrich's defined benefit pension plans are as follows:

                                   1994      1993      1992
- -----------------------------------------------------------
Discount rate for obligations      8.75%      7.4%      8.5%
Rate of increase in
  compensation levels              5.0%       4.5%      5.0%
Expected long-term rate
  of return on plan assets         9.0%       9.0%      9.5%
- -----------------------------------------------------------

   The Company also maintains voluntary retirement savings plans for U.S. salaried and wage employees. Under provisions of these plans, eligible employees can receive Company matching contributions on up to the first 6 percent of their eligible earnings.
   The Company matches one dollar for each one dollar of employee contributions (up to 6 percent of earnings) invested in BFGoodrich common stock, or 50 cents for each dollar of eligible employee contributions invested in other available investment options. For 1994, 1993 and 1992, Company contributions amounted to $12.2 million, $11.1 million and $10.0 million, respectively.


                                     The BFGoodrich Company and Subsidiaries  33

NOTE F: POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company sponsors several unfunded defined benefit postretirement plans that provide certain health-care and life insurance benefits to eligible employees. The health-care plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features such as deductibles and coinsurance. The life insurance plans are generally noncontributory.
   The following table sets forth the combined status of the plans as recognized in the Consolidated Balance Sheet at December 31, 1994 and 1993:

(In millions)                                     1994        1993
- ------------------------------------------------------------------
Accumulated postretirement benefit
  obligation (APBO):

   Retirees                                   $  281.7     $ 315.4
   Fully eligible active plan participants        24.7        26.2
   Other active plan participants                 38.3        40.4
   Unrecognized gain (loss)                       34.4        (9.5)
   Unrecognized prior service credit               -           2.2
- ------------------------------------------------------------------
Accrued postretirement cost                   $  379.1     $ 374.7
- ------------------------------------------------------------------

   Net periodic postretirement benefit expense (including $9.9 million allocated to the former Geon Vinyl Division in 1992) included the following components:

(In millions)                             1994      1993      1992
- ------------------------------------------------------------------
Service cost for benefits earned        $  2.9    $  2.4    $  2.8
Interest cost on APBO                     27.0      30.4      37.6
Net amortization and deferral              -         (.1)      -
- ------------------------------------------------------------------
Net periodic postretirement cost        $ 29.9    $ 32.7    $ 40.4
- ------------------------------------------------------------------


   In 1993, the Company recorded the accumulated benefit obligations of Cleveland Pneumatic and Rosemount Aerospace aggregating $4.5 million. The net periodic postretirement cost for 1992 excludes a $2.9 million curtailment loss.
   For measurement purposes, the annual rate of increase in the per capita cost of covered health-care benefits of 9 percent was assumed for 1995, decreasing gradually to 5.75 percent through the year 2002 and remaining at that level thereafter. The health-care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health-care cost trend rate by 1 percentage point in each year would increase the APBO as of December 31, 1994, by $27.3 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1994 by $2.7 million. The weighted average discount rates used in determining the APBO were 8.75 percent, 7.4 percent and 9 percent as of December 31, 1994, 1993 and 1992, respectively.

NOTE G: INCOME TAXES

Income from continuing operations before income taxes and cumulative effect of change in method of accounting as shown in the Consolidated Statement of Income consists of the following:

(In millions)                              1994     1993      1992
- ------------------------------------------------------------------
Domestic                                $  88.9   $ 10.3    $  3.5
Foreign                                    19.7      5.0      10.9
- ------------------------------------------------------------------
Total                                   $ 108.6   $ 15.3    $ 14.4
- ------------------------------------------------------------------

   A summary of income tax (expense) benefit included in the Consolidated Statement of Income is as follows:

(In millions)                              1994      1993     1992
- ------------------------------------------------------------------
Continuing Operations
Current:
  Federal                               $ (10.3)  $   2.5   $(10.1)
  Foreign                                  (6.4)     (1.9)    (5.3)
  State                                    (5.0)      4.8      (.2)
- ------------------------------------------------------------------
                                          (21.7)      5.4    (15.6)
- ------------------------------------------------------------------
Deferred:
  Federal                                 (20.7)     (7.0)     9.4
  Effect of enacted change
   in tax rates                             -         1.5      -
  Foreign                                   (.5)       .1      3.7
- ------------------------------------------------------------------
                                          (21.2)     (5.4)    13.1
- ------------------------------------------------------------------
Total                                     (42.9)     -        (2.5)
- ------------------------------------------------------------------
Discontinued operations                    10.0    (105.5)     9.4
Change in method of accounting              -        -       147.5
- ------------------------------------------------------------------
Total                                   $ (32.9)  $(105.5)  $154.4
- ------------------------------------------------------------------


   Significant components of deferred income tax assets and liabilities at December 31, 1994 and 1993, are as follows:

(In millions)                                       1994        1993
- --------------------------------------------------------------------
Deferred income tax assets:
  Accrual for postretirement benefits
   other than pensions                          $  131.6    $  130.1
  Other nondeductible accruals                      65.1        60.2
  Tax credit and net operating
   loss carryovers                                  36.0        25.7
  Other                                             31.4        32.6
- --------------------------------------------------------------------
   Total deferred income tax assets                264.1       248.6
- --------------------------------------------------------------------
Deferred income tax liabilities:
  Tax over book depreciation                       (88.3)      (81.4)
  Other                                            (53.9)      (36.0)
- --------------------------------------------------------------------
   Total deferred income tax liabilities          (142.2)     (117.4)
- --------------------------------------------------------------------
Net deferred income taxes                       $  121.9    $  131.2
- --------------------------------------------------------------------

   Management has determined, based on the Company's history of prior operating earnings and its expectations for the future, that operating income of the Company will more likely than not be sufficient to recognize fully these net deferred tax assets. In addition, management's analysis indicates that the turnaround periods for certain of these assets are for long periods of time or are indefinite. In particular, the turnaround of the largest deferred tax asset related to accounting for postretirement benefits other than pensions will occur over an extended period of time and as a result will be realized for tax purposes over those future periods and beyond. In addition, the tax credit carryovers are principally comprised of alternative minimum tax credits of $24.3 million which have indefinite carryover periods and other tax credits of $8.2 million which will expire from 1999 through 2009. The remaining deferred tax assets and liabilities approximately match each other in terms of timing and amounts and should be realizable in the future given the Company's operating history.
   The effective income tax rate from continuing operations for the years ended December 31, 1994, 1993 and 1992, varied from the statutory federal income tax rate as set forth in the following table:

Percent of Pretax Income                   1994     1993    1992
- ----------------------------------------------------------------
Statutory federal income tax rate          35.0%    35.0%   34.0%
Corporate-owned life insurance
  investments                              (1.9)   (11.6)  (14.6)
Amortization of nondeductible
  goodwill                                  1.8     10.8    11.1
Difference in rates on
  consolidated foreign subsidiaries         (.5)    (3.0)  (17.2)
State and local taxes
  net of federal benefit                    3.0      5.0      .9
Foreign withholding taxes                    .4      5.6     4.5
Adjustment of prior years'
  estimated liabilities                      -     (48.2)     -
Other items                                 1.7      6.4    (1.3)
- ----------------------------------------------------------------
Effective income tax rate for the year     39.5%     -      17.4%
- ----------------------------------------------------------------

   BFGoodrich has not provided for U.S. federal and foreign withholding taxes on $108.5 million of foreign subsidiaries' undistributed earnings as of December 31, 1994, because such earnings are intended to be reinvested indefinitely. It is not practical to determine the amount of income tax liability that would result had such earnings actually been repatriated. On repatriation, certain foreign countries impose withholding taxes. The amount of withholding tax that would be payable on remittance of the entire amount of undistributed earnings would approximate $5.6 million.

NOTE H:  BUSINESS SEGMENT INFORMATION

The Company's operations are classified into two reportable business segments. BFGoodrich Aerospace (Aerospace) includes: Landing Systems; Sensors and Integrated Systems; Safety Systems; and Maintenance, Repair and Overhaul (MRO) business groups. They serve commercial, military, regional, business and general aviation markets. BFGoodrich Specialty Chemicals (Specialty Chemicals) includes:
Specialty Additives; Specialty Plastics; Sealants, Coatings and Adhesives; and Water Systems and Services business groups. They serve various markets, such as pharmaceuticals, printing, textiles, automotive, building maintenance and construction.
   Other Operations currently include the manufacture of chlor-alkali and olefins. Corporate includes general corporate administrative costs and research expenses. Segment operating income is total segment revenue reduced by operating expenses directly identifiable with that business segment. Intersegment eliminations are included in Corporate and are not significant in any year.
   Sales are generally not concentrated in any one customer. Sales, principally in the Aerospace business segment, represented 10 percent, 10 percent and 12 percent of consolidated sales in 1994, 1993 and 1992, respectively, to various United States government agencies and departments.
   Operating income includes restructuring costs as follows:

(In millions)                                1993       1992
- ------------------------------------------------------------
Aerospace                                   $ 3.3      $ -
Specialty Chemicals                           8.0        5.5
Other Operations                              -          1.6
Corporate                                     2.0        3.6
- ------------------------------------------------------------
Total                                       $13.3      $10.7
- ------------------------------------------------------------

                                     The BFGoodrich Company and Subsidiaries  35

   The Company's business is conducted on a global basis with manufacturing, service and sales undertaken in various locations throughout the world. Net assets of consolidated foreign subsidiaries amounted to $174.5 million, $159.7 million and $284.2 million in 1994, 1993 and 1992, respectively. The Company does not believe that business risks in countries in which it operates, including currency restrictions, would have a significant adverse effect on cash flow, liquidity or capital resources.
   The Company also exports products manufactured in the United States to affiliated and unaffiliated companies worldwide. Intercompany transfers made at prevailing prices to foreign subsidiaries amounted to $84.0 million, $69.4 million and $61.3 million in 1994, 1993 and 1992, respectively. Sales to unaffiliated foreign customers amounted to $264.1 million, $216.9 million and $198.3 million in 1994, 1993 and 1992, respectively.
   Corporate identifiable assets in 1992, include amounts relating to the former Geon Vinyl Division which was sold in 1993.



                                                  Sales                                 Operating Income
- -----------------------------------------------------------------------------------------------------------------
(In millions)                      1994            1993           1992            1994         1993         1992
- -----------------------------------------------------------------------------------------------------------------
Aerospace                      $1,050.3        $  855.4        $  750.0          $121.9       $ 91.3       $ 83.2
Specialty Chemicals               988.6           829.6           825.1            86.7         45.0         40.9
- -----------------------------------------------------------------------------------------------------------------
Total Reportable Segments       2,038.9         1,685.0         1,575.1           208.6        136.3        124.1
Other Operations                  160.3           133.3            72.8            24.1          4.0         14.5
Corporate                           -              -               -              (53.0)       (57.6)       (63.6)
- -----------------------------------------------------------------------------------------------------------------
Total                          $2,199.2        $1,818.3        $1,647.9          $179.7       $ 82.7       $ 75.0
- -----------------------------------------------------------------------------------------------------------------


                                          Property                  Property Depreciation and             Identifiable
                                          Additions                   Amortization Expense                   Assets
- ------------------------------------------------------------------------------------------------------------------------------
(In millions)                      1994      1993      1992         1994       1993      1992        1994      1993      1992
- ------------------------------------------------------------------------------------------------------------------------------
Aerospace                        $ 36.8    $ 74.2     $ 49.7        $38.2     $30.0    $ 26.2    $1,287.0  $1,292.5   $  691.6
Specialty Chemicals                78.4      51.8       64.1         40.9      37.3      36.7       788.5     687.0      661.2
- ------------------------------------------------------------------------------------------------------------------------------
Total Reportable Segments         115.2     126.0      113.8         79.1      67.3      62.9     2,075.5   1,979.5    1,352.8
Other Operations                    4.9       4.1        7.4          7.1       6.9       5.3       120.1     100.9       86.5
Corporate                          10.2      16.1       79.0          5.8      25.3      60.0       273.3     279.5    1,012.4
- ------------------------------------------------------------------------------------------------------------------------------
Total                            $130.3    $146.2     $200.2        $92.0     $99.5    $128.2    $2,468.9  $2,359.9   $2,451.7
- ------------------------------------------------------------------------------------------------------------------------------


                                                                        Operating Income                  Identifiable
                                            Sales                            (Loss)                          Assets
- ------------------------------------------------------------------------------------------------------------------------------
(In millions)                      1994      1993      1992         1994      1993       1992        1994      1993      1992
- ------------------------------------------------------------------------------------------------------------------------------
Geographic Areas:
  North America                $1,961.6  $1,617.9   $1,430.4       $220.3    $138.0    $134.9   $2,002.3   $1,917.7   $1,285.1
  Europe                          202.1     168.2      187.7         14.0       2.4       3.3      178.3      148.0      138.5
  Other Foreign                    35.5      32.2       29.8         (1.8)      (.5)       .2       18.0       17.9       19.3
  Inter-area  eliminations          -         -          -             .2        .4        .2       (3.0)      (3.2)      (3.6)
- ------------------------------------------------------------------------------------------------------------------------------
Total                          $2,199.2  $1,818.3   $1,647.9       $232.7    $140.3    $138.6   $2,195.6   $2,080.4   $1,439.3
- ------------------------------------------------------------------------------------------------------------------------------


NOTE I: SUPPLEMENTAL STATEMENT OF INCOME INFORMATION


(In millions)                            1994       1993       1992
- -------------------------------------------------------------------
Other Expenses--Net
Cost of health-care benefits
  for retirees of previously
  discontinued businesses              $(14.0)    $(16.5)    $(16.0)
Gain on sale of
  corporate assets                        7.2        -          -
Equity in loss of
  unconsolidated subsidiary              (4.3)      (6.9)       -
Interest on Company-owned
  life insurance                        (10.1)     (10.3)      (8.9)
Environmental costs of previously
  discontinued businesses                (7.2)      (6.9)      (1.2)
Other--net                                3.2        6.3         .9
- -------------------------------------------------------------------
Total                                  $(25.2)    $(34.3)    $(25.2)
- -------------------------------------------------------------------

   The unconsolidated subsidiary had assets of $8.6 million and liabilities of $8.2 million at December 31, 1994, and revenue of $8.9 million and $9.7 million in 1994 and 1993, respectively.

RESEARCH AND DEVELOPMENT EXPENSE: In 1994, 1993 and 1992, research and development expenses were $75.5 million, $67.9 million and $67.9 million, respectively.


NOTE J: SUPPLEMENTAL BALANCE SHEET INFORMATION


(In millions )                              1994         1993
- -------------------------------------------------------------
Allowance for Doubtful Accounts         $   10.4      $   8.0
- -------------------------------------------------------------

   Amounts charged to expense during 1994, 1993 and 1992 were $4.3 million, $2.1 million and $5.2 million, respectively.


(In millions)                               1994        1993
- ------------------------------------------------------------
Inventories
FIFO or average cost (which
  approximates current costs):
   Finished products                    $  163.9     $ 125.7
   In process                              114.9       135.7
   Raw materials and supplies              141.1       135.4
- ------------------------------------------------------------
                                           419.9       396.8
Reserve to reduce certain inventories
  to LIFO basis                            (61.1)      (56.2)
- ------------------------------------------------------------
Total                                   $  358.8     $ 340.6
- ------------------------------------------------------------

     At December 31, 1994 and 1993, approximately 46 percent of the pre-LIFO inventory amounts have been valued by the LIFO method.


(In millions)                               1994         1993
- -------------------------------------------------------------
Property
Land                                    $   21.4     $   20.0
Buildings                                  405.7        322.2
Machinery and equipment                    964.8        885.1
Construction in progress                    72.2        134.4
- -------------------------------------------------------------
                                         1,464.1      1,361.7
Less allowances for depreciation
  and amortization                         590.8        525.7
- -------------------------------------------------------------
Total                                   $  873.3     $  836.0
- -------------------------------------------------------------

   Property includes assets acquired under capital leases, principally buildings and machinery and equipment, of $21.4 million and $22.0 million at December 31, 1994 and 1993, respectively. Related allowances for depreciation and amortization are $9.8 million and $9.7 million, respectively. Interest costs capitalized were $.6 million in 1994, $5.0 million in 1993 and $3.8 million in 1992.


(In millions)                                       1994     1993
- -----------------------------------------------------------------
Goodwill and Identifiable Intangible Assets
Goodwill, less accumulated amortization
  (1994, $46.1; 1993, $31.9)                      $497.9   $524.6
Identifiable Intangible Assets,
  less accumulated amortization
  (1994, $25.3; 1993, $19.2)                        51.6     21.3
- -----------------------------------------------------------------
Total                                             $549.5   $545.9
- -----------------------------------------------------------------

   Amortization of goodwill and identifiable intangible assets was $20.1 million, $9.7 million and $9.5 million in 1994, 1993 and 1992, respectively.


(In millions)                                       1994     1993
- -----------------------------------------------------------------
Accrued Expenses
Wages, vacations, pensions and
  other employment costs                          $ 75.6   $ 72.0
Postretirement benefits other than pensions         25.5     28.5
Taxes, other than federal and foreign
  taxes on income                                   30.2     19.6
Accrued environmental liabilities                   15.7     13.1
Other                                               99.9     97.2
- -----------------------------------------------------------------
Total                                             $246.9   $230.4
- -----------------------------------------------------------------
(In millions)                                       1994     1993
- -----------------------------------------------------------------
Other Non-current Liabilities
Accrued pension liability                         $ 70.0   $ 96.4
Accrued environmental liabilities                   10.1     13.5
Other                                               47.5     48.8
- -----------------------------------------------------------------
Total                                             $127.6   $158.7
- -----------------------------------------------------------------


                                     The BFGoodrich Company and Subsidiaries  37

Fair Values of Financial Instruments

The Company's accounting policies with respect to financial instruments is described in Note A.
   The carrying amounts and fair values of the Company's significant on balance sheet financial instruments at December 31, 1994 and 1993, are as follows:



1994 (In millions)               Carrying Amount  Fair Values
- -------------------------------------------------------------
Cash and cash equivalents              $ 35.8          $ 35.8
Short-term bank debt                     70.4            70.4
Long-term debt (including
  current portion)                      476.0           478.9


1993 (In millions)               Carrying Amount  Fair Values
- -------------------------------------------------------------
Cash and cash equivalents              $ 33.4          $ 33.4
Short-term bank debt                     23.9            23.9
Long-term debt (including
  current portion)                      494.4           537.7
Redeemable preferred stock                3.8             3.9


   Off balance sheet derivative financial instruments at December 31, 1994 and 1993, held for purposes other than trading, were as follows:

                              1994                1993
                        Contract/           Contract/
                        Notional    Fair    Notional   Fair
(In millions)            Amount     Value    Amount    Value
- ------------------------------------------------------------
Interest rate swaps      $90.0     $(.9)      $98.0    $(6.5)
Foreign currency
  exchange agreements     26.0      (.1)       14.4       .2

   With respect to interest rate swap agreements, the Company pays a fixed rate of interest and receives a LIBOR-based floating rate. These contracts mature on various dates through 1997. At December 31, 1994, the Company had no deferred gains or losses relating to terminated interest rate swap agreements.
   Foreign currency exchange agreements mature over the next three months coincident with intercompany transfers of products. No additional cash requirements are necessary with respect to outstanding agreements. Net gains included in inventory at December 31, 1994 were $.6 million.
   The counterparties to each of these agreements are major commercial banks. Management believes that losses related to credit risk are remote.

NOTE K: SUPPLEMENTAL CASH FLOW INFORMATION

The following tables set forth non-cash financing and investing activities and other cash flow information.
   Acquisitions accounted for under the purchase method are summarized as follows:


(In millions)                             1994       1993     1992
- ------------------------------------------------------------------
Estimated fair value of
  assets acquired                       $ 23.1    $ 241.1    $ 8.7
Goodwill and identifiable
  intangible assets                        4.5      359.4      2.2
Cash paid/stock issued                   (26.5)    (528.5)    (5.9)
- ------------------------------------------------------------------
Liabilities assumed or created          $  1.1    $  72.0    $ 5.0
- ------------------------------------------------------------------
Liabilities disposed in connection
  with sales of businesses              $  -      $ 393.0    $ 6.0
Interest paid (net of amount
  capitalized)                            44.7       36.2     35.3
Income taxes paid                         12.8       33.2     16.6

NOTE L: PREFERRED STOCK

There are 10,000,000 authorized shares of Series Preferred Stock--$1 par value. Shares of Series Preferred Stock that have been redeemed are deemed retired and extinguished and may not be reissued. As of December 31, 1994, 659,174 shares of Series Preferred Stock have been redeemed. The Board of Directors establishes and designates the series and fixes the number of shares and the relative rights, preferences and limitations of the respective series of the Series Preferred Stock.
   Whenever dividends on Cumulative Series Preferred Stock are in arrears six quarters or more, holders of such stock (voting as a class) have the right to elect two Directors of the Company until all cumulative dividends have been paid. Dividends on outstanding Series Preferred Stock must be declared and paid or set apart for payment, and funds required for sinking-fund payments, if any, on Series Preferred Stock must be paid or set apart for payment before any dividends may be paid or set apart for payment on the Common Stock.

REDEEMABLE PREFERRED STOCK--SERIES A (stated at involuntary liquidation value of $100 per share): In August 1994, the Company redeemed the remaining 49,120 shares of outstanding Series A Stock at par value plus accrued dividends.

CONVERTIBLE PREFERRED STOCK--SERIES D: The Series D Stock is convertible at any time into shares of BFGoodrich's Common Stock at a conversion rate, which is subject to certain anti-dilution provisions, of 0.909 shares of Common Stock for each share of Series D Stock. At BFGoodrich's option, the Series D Stock may be redeemed, in whole or in part, at any time. The redemption price is $50.70 a share until January 2, 1996, $50.35 a share until January 2, 1997, and $50.00 a share thereafter, plus accrued and unpaid dividends.

CUMULATIVE PARTICIPATING PREFERRED STOCK--SERIES E: The Company has authorized 350,000 shares of Cumulative Participating Preferred Stock-Series E, $1 par value. Series E shares have preferential voting, dividend and liquidation rights over the Company's Common Stock. At December 31, 1994, no Series E shares were issued or outstanding and 338,187 shares were reserved for issuance.
   Series E shares may be acquired only through the exercise of Rights attached to the Company's Common Stock. Each Right, when exercisable, entitles the registered holder thereof to purchase from BFGoodrich one one-hundredth of a share of Series E Stock at a price of $200 per one one-hundredth of a share (subject to adjustment). The one one-hundredth of a share is intended to be the functional equivalent of one share of the Company's Common Stock.
   The Rights will not be exercisable or transferable apart from the Common Stock until an Acquiring Person, as defined in the Rights Agreement, as amended, without the prior consent of BFGoodrich's Board of Directors, acquires 20 percent or more of the voting power of the Company's stock or announces a tender offer that would result in 20 percent ownership. BFGoodrich is entitled to redeem the Rights at five cents per Right any time before a 20 percent position has been acquired or in connection with certain transactions thereafter announced. Under certain circumstances, including the acquisition of 20 percent of the Company's stock, each Right not owned by a potential Acquiring Person will entitle its holder to purchase, at the Right's then-current exercise price, shares of Series E Stock having a market value of twice the Right's exercise price.
   Holders of the Right will be entitled to buy stock of an Acquiring Person at a similar discount if, after the acquisition of 20 percent or more of the Company's voting power, BFGoodrich is involved in a merger or other business combination transaction with another person in which its common shares are changed or converted, or BFGoodrich sells 50 percent or more of its assets or earning power to another person.
   The Rights expire on August 2, 1997.

NOTE M: COMMON STOCK
BFGoodrich acquired 25,846, 20,776 and 158,873 shares of treasury stock in 1994, 1993 and 1992, respectively, and reissued 10,000, 5,000 and 287,775 shares, respectively, in connection with the Key Employees' Stock Option Plan, the Performance Share Plan and other employee stock ownership plans. In 1994 and 1993, 29,850 and 71,317 shares of Common Stock previously awarded to employees were forfeited and restored to treasury stock. In addition, during 1994, 1993 and 1992, 52,726, 111,667 and 92,239 shares, respectively, of authorized but unissued shares were issued under the Key Employees' Stock Option Plan and other employee stock ownership plans.
   Shares reserved for future issuance at December 31, 1994 were as follows:

- ------------------------------------------------------------
Stock options under Key Employees'
  Stock Option Plan                                2,217,990
Performance Share Plan                                89,108
Various Company stock ownership plans              3,561,069
Series D, Convertible Preferred Stock              1,999,800
- ------------------------------------------------------------
Total                                              7,867,967
- ------------------------------------------------------------


                                    The BFGoodrich Company and Subsidiaries  39

NOTE N: STOCK OPTION AND STOCK INCENTIVE PLANS

KEY EMPLOYEES' STOCK OPTION PLAN: The Key Employees' Stock Option Plan, which will expire on April 15, 1997, unless renewed, provides for the awarding of or the granting of options to purchase Common Stock of the Company. Generally, options granted become exercisable at the rate of 35 percent after one year, 70 percent after two years and 100 percent after three years. Certain options are fully exercisable immediately after grant. The term of each option cannot exceed ten years from the date of the grant. All options granted under the Plan have been granted at not less than 100 percent of market value (as defined) on the date of grant.
   During 1994, 1993 and 1992, restricted stock awards for 10,000, 5,000 and 75,900 shares, respectively, were made under this plan. During 1994, 1993 and 1992, stock awards for 1,600, 12,959 and 1,800 shares, respectively, were forfeited. At December 31, 1994, there were 1,037,257 shares reserved for the future granting of stock options or stock awards. Stock awards may be subject to conditions established by the Board of Directors. The following table does not include options granted on January 3, 1995, for 408,550 shares at $43.5625 per share.
   Under the terms of the restricted stock awards, the granted stock vests three years after the award date. The cost of these awards, determined as the market value of the shares at the date of grant, is being amortized over the three-year period. In 1994, 1993 and 1992, $1.2 million, $1.2 million and $.9 million, respectively, were charged to expense under stock award plans.

PERFORMANCE SHARE PLAN: In 1991, the shareholders adopted the Performance Share Plan (PSP), a stock-based incentive program. The PSP provides that up to 250,000 shares of Common Stock may be awarded as performance shares to certain key executives having a critical impact on the long-term performance of the Company. The Compensation Committee of the Board of Directors awarded 220,475 shares in 1992 and 25,950 shares in 1991, and established performance objectives that are based on attainment of an average return on equity over the initial plan cycle of three years. During 1994, 1993 and 1992, 28,250, 58,358 and 6,800 performance shares, respectively, were forfeited.
   The market value of shares awarded under the plan is recorded as unearned restricted stock. The unearned amount is charged to compensation expense based upon the extent performance objectives are expected to be met. In 1994, $.5 million was credited to expense for restricted performance shares. In 1993 and 1992, $1.4 million and $2.6 million were charged to expense for restricted performance shares.

The following tabulation summarizes certain information relative to stock options:


Year Ended December 31                               1994                                   1993
- ------------------------------------------------------------------------------------------------------------------
                                        Number of       Option Price            Number of       Option Price
                                         Shares        Range Per Share           Shares        Range Per Share
- ------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year       1,065,391     $29.50   to  $56.3125      1,332,595    $29.50  to   $56.625
Granted                                  226,150      40.00   to   42.625         286,000     48.875
Exercised                                (37,278)     29.50   to   42.9375       (110,825)    29.50  to    49.3125
Surrendered                               (3,000)     32.875                       (5,000)    29.50  to    36.625
Terminated                               (70,530)     38.1875 to   56.3125       (437,379)    29.50  to    56.625
- ------------------------------------------------------------------------------------------------------------------
Outstanding at end of year             1,180,733      29.50   to   56.3125      1,065,391     29.50  to    56.3125
- ------------------------------------------------------------------------------------------------------------------
Exercisable at end of year               928,132      29.50   to   56.3125        823,336     29.50  to    56.3125
- ------------------------------------------------------------------------------------------------------------------

NOTE O: COMMITMENTS AND CONTINGENCIES

BFGoodrich and its subsidiaries have numerous purchase commitments for materials, supplies and energy incident to the ordinary course of business.
   There are pending or threatened against BFGoodrich or its subsidiaries various claims, lawsuits and administrative proceedings, all arising from the ordinary course of business with respect to commercial, product liability and environmental matters, which seek remedies or damages. BFGoodrich believes that any liability that may finally be determined should not have a material effect on the Company's consolidated financial position or results of operations. The Company is also involved in legal proceedings as a plaintiff involving contract, patent protection, environmental and other matters. Gain contingencies, if any, are recognized when they are realized.
   At December 31, 1994, the Company was a party to various obligations assumed or issued by others, including guarantees of debt and lease obligations, principally relating to businesses previously disposed. The aggregate contingent liability, should the various third parties fail to perform, is approximately $127.0 million. The Company has not previously been required to assume any responsibility for these financial obligations as a result of defaults and is not currently aware of any existing conditions which would cause a financial loss. As a result, the Company believes that risk of loss relative to these contingent obligations is remote.
   The Company and its subsidiaries are generators of both hazardous wastes and non-hazardous wastes, the treatment, storage, transportation and disposal of which are subject to various laws and governmental regulations. Although past operations were in substantial compliance with the then-applicable regulations, the Company has been designated as a potentially responsible party by the U.S. Environmental Protection Agency in connection with approximately 39 sites, most of which relate to businesses previously disposed. The Company believes it may have continuing liability only with respect to not more than 22 sites.
   The Company initiates corrective and/or preventative environmental projects of its own to ensure safe and lawful activities at its current operations. The Company believes that compliance with current governmental regulations will not have a material adverse effect on its capital expenditures, earnings or competitive position. The Company's environmental engineers and consultants review and monitor past and existing operating sites. This process includes investigation of National Priority List sites, where the Company is considered a potentially responsible party, review of remediation methods and negotiation with other potentially responsible parties and governmental agencies.
   At December 31, 1994, the Company had recorded as Accrued expenses and as Other Non-current Liabilities a total of $25.8 million to cover future environmental expenditures, principally for remediation of the sites discussed above and other environmental matters. A significant portion of the environmental liability relates to six sites of which five sites relate to businesses previously divested. Two of the most significant variables in determining the Company's ultimate liability are the remediation method ultimately adopted for the site and the Company's share of the total site remediation cost. With respect to these sites, the Company's maximum percentage share of the ultimate remediation costs is fixed. The five sites relating to businesses previously divested are all in the design or construction phases, and as a result, the remediation plan is generally known. While reasonable estimates of the ultimate completion cost can be made, the final cost at completion can vary significantly as a result of changes made during the construction phase and changed regulatory agency requirements, all of which are difficult to predict.
   Management believes that it is reasonably possible that additional costs may be incurred beyond the amount accrued as a result of new information. However, the amounts, if any, cannot be estimated and management believes that they would not be material to the Company's financial condition.
   In addition, the Company expects to incur capital expenditures and future costs for environmental, health and safety improvement programs. These expenditures relate to anticipated projects to change process systems or to install new equipment to reduce ongoing emissions, improve efficiencies and promote greater worker health and safety. These expenditures are customary operational costs and are not expected to have a material adverse effect on the financial position, liquidity or results of operations of the Company.


                                   The BFGoodrich Company and Subsidiaries  41

QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                     1994 Quarters                         1993 Quarters
- --------------------------------------------------------------------------------------------------------------------
(Dollars in millions except
per share amounts)                         First    Second   Third    Fourth     First     Second   Third    Fourth
- --------------------------------------------------------------------------------------------------------------------
BUSINESS SEGMENT SALES:
  Aerospace                                $255.8   $263.0   $247.7   $283.8     $176.0    $201.6   $234.2   $243.6
  Specialty Chemicals                       209.7    247.1    272.9    258.9      183.5     215.7    224.9    205.5
  Other Operations                           36.9     30.4     40.9     52.1       17.0      35.4     41.7     39.2
- --------------------------------------------------------------------------------------------------------------------
TOTAL SALES                                $502.4   $540.5   $561.5   $594.8     $376.5    $452.7   $500.8   $488.3
- --------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                               $143.4   $171.3   $181.0   $180.2     $112.7    $138.6   $152.1   $136.6
- --------------------------------------------------------------------------------------------------------------------
BUSINESS SEGMENT
  OPERATING INCOME (LOSS):
   Aerospace                               $ 28.7   $ 31.0   $ 28.2   $ 34.0     $ 16.6    $ 18.4   $ 27.4   $ 28.9
   Specialty Chemicals                       10.1     29.1     31.6     15.9         .3      12.6     22.5      9.6
   Other Operations                          (1.2)     1.6      9.1     14.6        2.6       1.1       .8      (.5 )
   Corporate                                (11.4)   (13.6)   (13.2)   (14.8)     (13.2)    (13.0)   (14.5)   (16.9 )
- --------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME                     $ 26.2   $ 48.1   $ 55.7   $ 49.7     $  6.3    $ 19.1   $ 36.2   $ 21.1
- --------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM:
  CONTINUING OPERATIONS                    $  4.9   $ 18.5   $ 23.3   $ 19.0     $ (6.9)   $  6.0   $ 15.5   $   .7
  DISCONTINUED OPERATIONS                     -        -       10.0      -          (.7)     50.2      1.7     61.8
- --------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                          $  4.9   $ 18.5   $ 33.3   $ 19.0     $ (7.6)   $ 56.2   $ 17.2   $ 62.5
- --------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) PER SHARE:
  CONTINUING OPERATIONS:
   Primary                                 $   .11  $   .64  $   .82  $   .66    $  (.35)  $   .15  $   .53  $  (.05)
   Fully diluted                               .11      .64      .84      .66       (.35)      .21      .53      .02
  Net income:
   Primary                                     .11      .64     1.21      .66       (.38)     2.11      .59     2.36
   Fully diluted                               .11      .64     1.20      .66       (.38)     2.02      .59     2.26
- --------------------------------------------------------------------------------------------------------------------



   Income from continuing operations in the fourth quarter of 1994 was affected by a $7.2 million gain from the sale of certain corporate assets, offset by a $7.2 million charge for environmental costs relating to businesses previously divested. In the third quarter of 1994, the Company realized a $10.0 million tax benefit as a result of utilizing, in 1994, foreign tax credits resulting from the 1993 sale of The Geon Company. This tax benefit is reported in discontinued operations.
   In December 1993, BFGoodrich sold its remaining interest in The Geon Company, recognizing a net gain of $62.7 million (pretax gain of $123.3 million). As a result, Geon has been reclassified as a discontinued operation. Sales in 1993 have not been affected as Geon was accounted for using the equity method in 1993. Income from continuing operations for each quarter of 1993 has been adjusted by the amounts reclassified to discontinued operations. Second quarter 1993 operating income includes restructuring costs of $3.3 million for work force reductions in Aerospace and $8.0 million related to employee severance and plant mothballing costs in Specialty Chemicals. Fourth quarter 1993 operating income includes restructuring costs of $2.0 million related to employee severance costs included in Corporate costs.

COMMON STOCK PRICES AND DIVIDENDS: The table below lists dividends per share and quarterly price ranges for the common stock of The BFGoodrich Company based on New York Stock Exchange prices as reported on the consolidated tape.


                     1994                                            1993
- -------------------------------------------------------------------------------------------
Quarter         High       Low      Dividend       Quarter      High      Low      Dividend
- -------------------------------------------------------------------------------------------
First         $43-3/4    $39-1/8      $.55         First      $53-7/8   $40-3/4      $.55
Second         48         41-1/2       .55         Second      50        42-1/4       .55
Third          47-7/8     41-1/4       .55         Third       49        42           .55
Fourth         44-7/8     41-1/2       .55         Fourth      45-3/8    39-1/2       .55
- -------------------------------------------------------------------------------------------

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements and notes to consolidated financial statements of The BFGoodrich Company and subsidiaries have been prepared by management. These statements have been prepared in accordance with generally accepted accounting principles and accordingly include amounts based upon informed judgments and estimates. Management is responsible for the selection of appropriate accounting principles and the fairness and integrity of such statements.
   BFGoodrich maintains a system of internal controls designed to provide reasonable assurances that accounting records are reliable for the preparation of financial statements and for safeguarding assets. The Company's system of internal controls includes: written policies, guidelines and procedures; organizational structures, staffed through the careful selection of people that provide an appropriate division of responsibility and accountability; and an internal audit program.
   Ernst & Young LLP, independent auditors, were engaged to audit and to render an opinion on the consolidated financial statements of The BFGoodrich Company and subsidiaries. Their opinion is based on procedures believed by them to be sufficient to provide reasonable assurance that the consolidated financial statements are not materially misstated and do not contain material error. The report of Ernst & Young LLP follows.
   The Board of Directors pursues its oversight responsibility for the financial statements through its Audit Committee composed of Directors who are not employees of BFGoodrich. The Audit Committee meets regularly to review with management and Ernst & Young LLP the Company's accounting policies, internal and external audit plans and results of audits. To ensure complete independence, Ernst & Young LLP and the internal auditors have full access to the Audit Committee and meet with the Committee without the presence of management.


J. D. Ong
Chairman and Chief Executive Officer


D. L. Tobler
Executive Vice President  and Chief Financial Officer


S. G. Rolls
Vice President and Controller


REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of The BFGoodrich Company:
   We have audited the accompanying consolidated balance sheet of The BFGoodrich Company and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements, which appear on pages 22, 24, 26 and 28 through 41, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The BFGoodrich Company and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.
   As discussed in Note A to the consolidated financial statements, in 1992 the Company changed its method of accounting for postretirement benefits other than pensions.

Cleveland, Ohio                                              Ernst & Young LLP
February 3, 1995


                                   The BFGoodrich Company and Subsidiaries  43

SELECTED SIX-YEAR FINANCIAL DATA



(Dollars in millions, except per share amounts)               1994       1993      1992       1991       1990       1989
- -------------------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME DATA:
  Sales from continuing operations                        $2,199.2   $1,818.3  $1,647.9   $1,572.5   $1,420.5   $1,263.6
  Cost of sales                                            1,523.3    1,278.3   1,133.1    1,098.4      964.8      852.8
  Gross profit                                               675.9      540.0     514.8      474.1      455.7      410.8
  Selling and administrative expenses                        496.2      444.0     429.1      369.5      335.0      309.8
  Total operating income                                     179.7       82.7      75.0       93.1      120.7      101.0
  Interest expense                                            47.7       38.3      39.3       37.1       21.5       30.0
  Interest income                                              1.8        5.2       3.9       10.7       24.8       29.4
  Income tax (expense)                                       (42.9)      -         (2.5)     (22.5)      (4.4)     (26.0)
  Income from continuing operations before cumulative
   effect of change in method of accounting                   65.7       15.3      11.9       21.6       99.8       53.8
  Income (loss) from discontinued operations                  10.0      113.0     (21.3)    (102.2)      36.5      118.6
  Cumulative effect of change in method of accounting          -         -       (286.5)      -           -          -
  Net income (loss)                                           75.7      128.3    (295.9)     (80.6)     136.3      172.4
- -------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
  Current assets                                          $  878.8   $  793.8  $  797.1   $  775.9   $  947.6   $1,040.4
  Current liabilities                                        638.0      469.4     565.5      530.0      667.2      486.0
  Net working capital                                        240.8      324.4     231.6      245.9      280.4      554.4
  Net property                                               873.3      836.0   1,215.8    1,171.0    1,155.3      991.5
  Total assets                                             2,468.9    2,359.9   2,451.7    2,270.6    2,414.2    2,274.4
  Non-current long-term debt and capital lease
   obligations                                               427.1      486.5     403.1      344.2      209.8      289.0
  Redeemable preferred stock                                   -          3.8       6.3        7.5        8.7       11.3
  Total shareholders' equity                                 922.6      895.3     828.8    1,214.0    1,358.9    1,277.2
- -------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL DATA:
  Total segment operating income                          $  232.7   $  140.3  $  138.6   $  138.3   $  169.6   $  144.9
  Depreciation and amortization of property                   92.0       99.5     128.2      125.2      103.9       98.5
  Capital expenditures                                       130.3      146.2     200.2      219.4      243.0      240.4
  Dividends (common and preferred)                            64.6       64.6      64.5       64.2       62.3       59.2
- -------------------------------------------------------------------------------------------------------------------------
PER SHARE OF COMMON STOCK:
  Income from continuing operations                       $    2.24  $     .28 $     .14    $   .52  $    3.60  $    1.79
  Net income (loss)                                            2.63       4.68    (11.90)     (3.50)      5.04       6.48
  Dividends per share                                          2.20       2.20      2.20       2.20       2.12       2.00
  Book value                                                  31.51      30.62     28.06      43.47      49.28      46.07
- -------------------------------------------------------------------------------------------------------------------------
RATIOS:
  As a percent of sales:
   Gross profit (%)                                           30.7       29.7      31.2       30.1       32.1       32.5
   Selling and administrative expenses (%)                    22.6       24.4      26.0       23.5       23.6       24.5
  Return on common shareholders' equity (%)                    8.5       16.0     (33.4)      (7.6)      10.6       14.8
  Current ratio                                                1.4        1.7       1.4        1.5        1.4        2.1
  Debt-to-capital ratio (%)                                   37.4       36.9      34.6       23.9       22.2       19.6
  Earnings to fixed charges                                    2.6        1.2       1.2        1.8        4.2        3.1
  Dividend payout--Common Stock (%)                           83.7       47.0      N.A.       N.A.       42.1       30.9
- -------------------------------------------------------------------------------------------------------------------------
OTHER DATA:
  Number of common shareholders at end of year             11,711     12,066    12,785     12,954     13,937     14,710
  Common shares outstanding at end of year (millions)         25.8       25.6      25.6       25.4       25.3       25.3
  Number of employees at end of year                       13,392     13,416    13,375     14,415     14,701     11,892
- -------------------------------------------------------------------------------------------------------------------------

All Statement of Income Data and related ratios have been restated to exclude results of the former Geon Vinyl Division which was divested in 1993 and is now accounted for as discontinued operations.