Form 10-K, Exhibit 13
period 1995-12-31
GOODRICH B F CO
filed 1996-02-23
CIK 42542

                                                                    EXHIBIT 13
                                       16

MANAGEMENT'S DISCUSSION
AND ANALYSIS

RESULTS OF OPERATIONS

1995 Compared with 1994

CONSOLIDATED OPERATIONS: Record sales and operating income in 1995 for each of the Company's segments culminated a year of solid growth, despite continuing challenging conditions in certain markets. Sales of $2,408.6 million in 1995 increased 10 percent compared with 1994. Adjusted for acquisitions and a divestment, consolidated sales increased 9 percent. Total segment operating income increased by 27 percent to $296.3 million. Adjusted for acquisitions and a divestment, total segment operating income increased 26 percent. The gross profit ratio improved to 32 percent from 31 percent in 1994. Net income of $118.0 million in 1995 included an after-tax gain of $12.5 million from the settlement of certain insurance issues relating to past environmental claims, a $2.2 million after-tax gain on the sale of a business, and a $1.9 million after-tax charge for a voluntary early retirement program. Excluding these items, net income would have been $105.2 million, or $3.80 per share.

     Several factors contributed to these achievements. Despite continued weakness in original-equipment markets, BFGoodrich Aerospace successfully achieved sales increases in the aftermarket and service markets it serves. Growth was particularly strong for maintenance, repair and overhaul services as airlines increasingly outsourced various maintenance requirements. In addition, higher aftermarket demand for ice protection, avionics and wheels and brakes products contributed significantly to the sales growth. BFGoodrich Specialty Chemicals experienced volume growth in most U.S. markets, reflecting increased demand for existing products, expansion of product applications and entries into new markets. Strategic expansion in international regions, predominantly Europe and the Far East, complemented the domestic growth. Weak sales in construction-related markets in North America dampened the segment's revenue growth rate in 1995. The increase in consolidated sales was also aided by higher volumes and selling prices for chlor-alkali and olefins products.

     Selling and administrative expenses were 21 percent of sales, down from 23 percent in 1994. This improvement reflects continuing successful efforts to reduce costs. Corporate expenses remained virtually unchanged from 1994. This result excludes a $3.1 million pretax charge for a voluntary early retirement program in 1995. Management will continue its efforts to reduce Corporate expenses.

     Cash flow from operations improved, largely due to an increase of $42.3 million in net income. This favorable cash flow result is after a pension contribution of $38.5 million in 1995 ($32.5 million in 1994) which achieved a 94 percent funded status on an ABO basis for the Company's underfunded defined benefit pension plans, compared with 91 percent in 1994. The Company's goal is to fund these plans fully by 1997.

     Return on equity increased to 13.3 percent in 1995 (11.8 percent excluding the effect of the aforementioned special items) from 7.2 percent in 1994 on a continuing operations basis. Total debt to capitalization decreased to 33.9 percent in 1995 from 37.4 percent in 1994, due to lower levels of total debt and a greater equity base.

Outlook: The Company expects continued growth in sales and earnings in 1996 and 1997, excluding special items. Management's objective is to achieve a return on equity in the mid-teens by 1997, with much less variability around that level in the future. The Company has the financial capability to continue to evaluate potential acquisitions in strategic markets. Divestiture of businesses that do not meet strategic or income return goals will also be under evaluation. Cash flow from operations is expected to continue to improve in 1996, with significant positive net cash flow anticipated by 1997. The Company will continue its cost-containment actions to reduce selling and administrative expenses as a percent of sales.

The BFGoodrich Company
SALES (In millions)
93      $ 1,818.3
94      $ 2,199.2
95      $ 2,408.6

Sales increased 10 percent, reflecting solid growth in most markets.

The BFGoodrich Company
INCOME FROM CONTINUING OPERATIONS (In millions)
93        $  15.3
94        $  65.7
95        $ 118.0

BFGoodrich continues to lengthen its earnings growth record.

                                         The BFGoodrich Company and Subsidiaries

BFGOODRICH AEROSPACE
SALES BY GROUP
(In millions)                               1995      1994        1993
-------------------------------------------------------------------------
Landing Systems                           $  311.2  $  302.0     $260.7
Sensors and Integrated Systems               284.8     290.8      187.4
Safety Systems                               221.5     188.6      191.9
MRO                                          332.1     268.9      215.4
-------------------------------------------------------------------------
TOTAL                                     $1,149.6  $1,050.3     $855.4
=========================================================================
OPERATING INCOME                          $  146.6  $  121.9     $ 91.3
=========================================================================

AEROSPACE: Record sales and operating income in 1995 for the Aerospace segment were achieved, despite continued weakness in original-equipment markets. The sales growth was primarily attributable to the continued outsourcing of maintenance, repair and overhaul services by airlines and to higher aftermarket demand for ice protection, avionics and wheels and brakes products.

     The Landing Systems Group continued to experience increased demand from airlines for several wheel and brake programs, including Boeing 737 and 747, Airbus A320 and A330/340 and out-of-production programs. Initial shipments for the Boeing 777 program and strong commercial and military landing gear spares sales also contributed to the sales increase. These gains more than offset lower landing gear sales for new commercial and military aircraft production.

     Reduced production rates by Boeing and Airbus, and reduced military aircraft production, were primarily responsible for the modest decline in sales of the Sensors and Integrated Systems Group. These shortfalls were partially offset by increased commercial retrofit business.

     Strong demand for pneumatic and propeller deicing products and collision avoidance systems accounted for the higher sales in the Safety Systems Group. This growth more than offset reduced sales of aircraft evacuation slides, resulting from lower commercial aircraft build rates.

     The Maintenance, Repair and Overhaul (MRO) Group experienced significant sales growth over 1994 levels. Increased demand for maintenance, repair and overhaul services for commercial airframes and components, landing gear and wheels and brakes accounted for most of the sales growth. This growth reflects the continuing trend toward outsourcing of maintenance by airlines. New contract awards with Continental Airlines, Alaska Airlines and Western Pacific Airlines contributed to the revenue growth.

     Aerospace segment operating income increased 20 percent over 1994 on a 9 percent increase in sales. The improved operating margins reflect the favorable impact of volume growth in aircraft services and aftermarket products. In addition, operating margins benefited from improved capacity utilization and the successful implementation of productivity and cost-containment initiatives, primarily in the Landing Systems and Safety Systems Groups.

     Production workers at The Boeing Company went on strike on October 6, 1995 over job security issues. Boeing and its workers reached an agreement on December 14, 1995. The impact of the strike to 1995 Aerospace segment operating income was minimal, since production and sales of landing gear, the largest individual component sold to Boeing by Aerospace, continued throughout the strike. Production of other components sold to Boeing experienced interruptions. The impact, however, on 1995 segment operating income was not material. The strike's impact on 1996 Aerospace segment operating income should not be material due to the resolution of the strike in December 1995 and Boeing's subsequent announcement that it will increase its build rates in 1996 in order to recover lost production.

Outlook: BFGoodrich Aerospace's strong position in civil aircraft markets, and the balance that the Company has achieved in its businesses between original-equipment, service and aftermarket products and services, should provide for continued growth in 1996 and beyond. Most industry analysts are predicting annual long-term growth in worldwide commercial air traffic of approximately 5 percent. That level of growth, coupled with increasing retirement of older aircraft, should cause a rebound in the demand for new aircraft. While 1995 showed a significant increase in orders for new commercial aircraft, industry aircraft production rates are not expected to increase until late 1996. In the meantime, the demand for spare parts and for maintenance, repair and overhaul of aging aircraft should increase. In addition, BFGoodrich will benefit from continued airline outsourcing of airframe and component maintenance, repair and overhaul, driven by the airlines' focus on reducing cost and capital investment.

     The outlook for the regional aircraft market is also favorable, with expected growth rates approaching 10 percent. BFGoodrich supplies components for numerous aircraft models serving that market. With ongoing lower levels of defense spending anticipated, BFGoodrich Aerospace will continue to pursue retrofit and life-extension programs for older military aircraft and should benefit from the sale of spare parts for older aircraft, while targeting selected new military aircraft and missile programs.

     The Company will continue to pursue cost-reduction, productivity improvement and asset management programs. These internal initiatives provide the opportunity to leverage the Company's cost and asset position for continued sales and income growth as market conditions improve.

SPECIALTY CHEMICALS: Segment sales and operating income surpassed the record levels achieved in 1994. Sales in 1995 increased to $1,070.1 million, or 8 percent higher than last year. Excluding acquisitions and a divestment, sales increased 6 percent.

     Sales growth primarily reflected an 11 percent increase in domestic sales, resulting from higher volume and pricing in most U.S. markets. International sales were 3 percent higher as growth in the Far East and Europe was partially offset by lower sales in Canada. Volume growth reflected increased demand for existing products, continued expansion of product applications and entries into new markets. Sales were weak in construction-related markets, but strong for products supporting electronics, textile and automotive applications. Price increases were implemented in 1995 in response to a significant rise in raw material costs late in 1994 and during the first half of 1995.

     The Specialty Plastics Group sales increase reflected continued strong demand for thermoplastic polyurethane and price increases across major product lines. The price increases helped offset the significant rise in raw material costs experienced during the first half of 1995. Weakness in the Middle East and U.S. housing markets dampened sales growth of heat-resistant plastics. Demand for the relatively new reaction-injection-molded plastics continued to improve, and prospects for future growth are excellent. In 1995, the Group also benefited from a favorable foreign exchange effect on sales.

     The Specialty Additives Group sales increased 21 percent over the prior year. Excluding two acquisitions made in 1994, sales increased 6 percent, reflecting both volume gains and price increases across most major product lines. Polymer resin, emulsion and compound sales to the electronic, textile and do-it-yourself markets were especially strong. Sales of synthetic thickeners for personal-care applications also grew significantly.

BFGOODRICH SPECIALTY CHEMICALS
SALES BY GROUP
(In millions)                        1995     1994      1993
--------------------------------------------------------------
Specialty Plastics                 $  250.2   $228.1   $178.5
Specialty Additives                   445.8    367.0    288.3
Sealants, Coatings and Adhesives      359.5    349.5    324.4
Water Systems and Services             14.6     44.0     38.4
--------------------------------------------------------------
TOTAL                              $1,070.1   $988.6   $829.6
==============================================================
OPERATING INCOME                   $   92.2   $ 86.7   $ 45.0
==============================================================

     The increase in roofing sales was the primary contributor to the sales growth of the Sealants, Coatings and Adhesives Group. The roofing business in the U.S. increased significantly through improved sales coverage, expanded services and an expansion of the product line. European sealant sales also increased well over 1994 levels. Sealant sales in North America, however, declined as housing starts and commercial construction slowed, particularly in Canada. Market growth in the Asia Pacific region was accomplished through joint ventures in Singapore and Malaysia. Increased demand for adhesives in the aerospace and automotive markets contributed to the Group's sales growth.

     The Water Systems and Services Group (Arrowhead Industrial Water, Inc. [Arrowhead]) was divested on May 4, 1995. The $84.3 million adjusted sales price resulted in a pretax gain of $3.6 million. Arrowhead accounted for approximately 4 percent of the Specialty Chemicals segment's 1994 sales, but less than 2 percent of that segment's 1994 operating income.

     Specialty Chemicals segment operating income increased 6 percent to $92.2 million. Adjusted for 1994 acquisitions and the Arrowhead divestment in 1995, operating income increased 2 percent. Sales volume accounted for most of the growth in operating income. Significant increases in raw material costs for many specialty additives and specialty plastics negatively affected earnings, despite implementation of cost-control initiatives and price increases. The effect of higher raw material costs and increased spending to support volume growth dampened the income contribution of higher sales.

Outlook: Growth in sales, largely reflecting higher volumes, is expected to continue in 1996 and beyond. Expanded product offerings are expected to establish a larger sales base and income opportunity globally. The fastest growth is expected from international markets. Added European production capacity coming on line in 1996 and 1998 for specialty additives and specialty plastics products will enhance competitiveness in that region. Geographic expansion within the Asia Pacific region, particularly in mainland China and India, will also be emphasized. A recovery in housing starts should benefit North American sales.

OTHER OPERATIONS: Other Operations consists of the chlor-alkali, olefins and utility operations located at Calvert City, Kentucky.

     Sales of chlor-alkali and olefins products added to the year's gain in consolidated sales, as both volume and selling prices for all products increased significantly over the prior year. Sales in 1995 increased 18 percent to $188.9 million.

     Operating income in 1995 increased 139 percent to $57.5 million, reflecting the volume and price gains over 1994, stable raw material costs and favorable utility costs.

                                         The BFGoodrich Company and Subsidiaries


Outlook: Demand for chlor-alkali products is expected to remain at current levels during 1996, while demand for olefins products is expected to continue to soften during the first half of 1996. The Company does not have a significant market share, and selling prices are determined by market influences. Olefins product prices are expected to remain weak at least during the first half of 1996, and, as a result, operating income from Other Operations could be significantly less in 1996 compared with 1995.

     BFGoodrich has tendered the Calvert City chlor-alkali and olefins facilities (Facilities) to Westlake Monomers Corporation (Westlake) at the February 15, 1993 fair market value of approximately $170.0 million, as determined by an independent appraiser. Westlake has stated it intends to purchase the Facilities at the appraised value. Such an acquisition by Westlake is subject to the negotiation and execution of a definitive purchase agreement and governmental approval. There can be no assurance that a definitive agreement will be reached. See also Note P to the Consolidated Financial Statements for further discussion.

1994 Compared with 1993

CONSOLIDATED OPERATIONS: Sales in 1994 increased 21 percent over 1993 to $2,199.2 million. Adjusted for acquisitions made in 1993 and 1994, sales increased 10 percent. Total segment operating income increased 66 percent over 1993 to $232.7 million. Adjusted for acquisitions, total segment operating income increased 61 percent.

     The consolidated gross profit ratio increased to 31 percent in 1994 from 30 percent in 1993. Improved labor efficiencies at the Everett-based maintenance, repair and overhaul facility and other productivity improvements and cost-containment activities in the landing systems businesses helped to improve overall gross profit and more than offset softness in commercial aircraft manufacturing. This improvement was partially offset by increases in raw material prices for many specialty chemicals. Improved manufacturing efficiencies and the rationalization of a high-cost facility, however, helped to counter the effects of these rising raw material prices. Rising prices combined with stable raw material costs and favorable utility costs in the chlor-alkali and olefins business also contributed to the improvement in consolidated margins.

     Selling and administrative expenses remained essentially flat as a percentage of sales, reflecting management's control of overhead expenses. Acquisitions made in late 1993 and in 1994 increased total costs. Lower postretirement benefit costs and lower pension expense in 1994 reflected a reduced discount rate and higher levels of pension funding made during 1993.

AEROSPACE: Sales increased 23 percent over 1993 to $1,050.3 million.
Adjusted for the effect of the 1993 acquisitions of the Landing Gear Division, Landing Gear Services Division and Rosemount Aerospace, sales increased 4 percent. Continued softness in new aircraft manufacturing reduced the demand for landing systems and many safety systems products. Increased demand, however, for replacement wheels and brakes for the Boeing 737 and 747 programs and sales of wheels and brakes to regional and commuter aircraft manufacturers helped offset the negative impact of reduced original-equipment demand. During the fourth quarter of 1993, the opening of a new hangar at the Everett-based maintenance, repair and overhaul facility significantly increased the capacity to provide commercial airframe maintenance. This expansion coupled with higher demand for wheel and brake and landing gear repair and overhauls contributed to revenue growth in 1994.

     Overall, the Aerospace segment successfully improved operating margins. The favorable impact of volume growth, productivity improvements and cost-containment activities, primarily in the Maintenance, Repair and Overhaul and Landing Systems Groups, more than offset softness in commercial aircraft manufacturing and military markets. Excluding 1993 acquisitions and a $3.3 million restructuring charge recorded in 1993, Aerospace segment operating income increased 17 percent on a 4 percent increase in sales.

SPECIALTY CHEMICALS: Sales increased to $988.6 million, or 19 percent over 1993. Excluding acquisitions made in 1994 and late 1993, sales increased 13 percent over 1993. Factors contributing to the increase include improved sales volume due to expanded product applications, particularly for specialty plastic and specialty additive products, and increased demand for insulating-glass sealants. International expansion of the Specialty Plastics and Specialty Additives businesses also occurred in 1994, contributing to the revenue growth. Led by strong European demand for specialty plastic and specialty additive products, sales outside North America increased 13 percent.

     Operating income for 1994 increased 93 percent to $86.7 million. Operating income in 1993 included an $8.0 million restructuring charge to mothball a high-cost manufacturing facility and consolidate European operations. Without the effect of this charge and the effect of acquisitions, operating income increased by 55 percent. Sales volume increases accounted for substantially all of this increase. Cost increases for several key raw materials dampened this improvement somewhat. Improved manufacturing efficiencies and the rationalization of a high-cost facility, however, helped to counter the effects of rising raw material costs.

OTHER OPERATIONS: Chlor-alkali and olefins sales in 1994 increased 20 percent to $160.3 million. This increase reflected higher ethylene and chlorine sales volumes and higher selling prices, particularly during the last six months of 1994.

     Operating income in 1994 increased to $24.1 million from $4.0 million in 1993. This increase was attributable to higher selling prices, stable raw material costs and favorable utility costs during the second half of 1994.

RESTRUCTURING COSTS

In 1995, the Company recorded a $3.1 million pretax charge to reflect the termination benefits paid under a voluntary early retirement program for eligible salaried employees at the Company's corporate headquarters, Advanced Technology Group research facilities and Aerospace segment headquarters.

     In January 1996, the Company offered a voluntary early retirement program to eligible employees of the Specialty Plastics and Specialty Additives Groups. Employees have until February 29, 1996 to decide whether or not to elect the program. A total of 82 employees are eligible for the program. The Company estimates it will recognize a pretax charge in the range of $3 million to $5 million in the first quarter of 1996.

     The Company did not incur restructuring costs in 1994. Restructuring costs in 1993 principally reflect expenses for work force reductions in Aerospace and Specialty Chemicals businesses and in the Advanced Technology Group. Restructuring costs in 1993 also included a provision for mothballing a plant and relocating equipment to other plants. Included in the 1993 charge was $11.8 million for work force reduction and plant mothballing costs and $1.5 million for a non-cash write-off of fixed assets. As of year-end 1995, $.6 million of the original restructuring liability remains. The remaining restructuring activities are expected to be completed during 1996, and no significant change to this liability is anticipated.

     The Company continues to evaluate employment levels and facility cost structures in relation to economic and competitive conditions.

INTEREST

Interest expense decreased to $45.1 million in 1995 from $47.7 million in 1994 due to lower levels of total debt, reflecting the proceeds from the sale of Arrowhead. Interest income in 1995 included $1.0 million of interest received from an insurance settlement related to past environmental issues. Interest expense in 1994 increased by $9.4 million over 1993. More than half of this increase was due to nearly $5.0 million more interest being capitalized on qualifying projects in 1993 than in 1994. New interest costs on the industrial development revenue bonds issued to fund the 1993 Aerospace hangar facility and generally higher short-term borrowing during 1994 accounted for the remaining increase.

     In May 1993, the Company received $222.7 million from the sale of the first tranche of The Geon Company stock. These proceeds, until applied to new acquisitions, along with a $160.0 million special dividend from Geon, helped to maintain lower average short-term borrowing during 1993.

OTHER INCOME(EXPENSE)-NET

Other income(expense)-net for 1995 reflected income of $.3 million compared to an expense of $25.2 million in 1994. The 1995 amount included $19.1 million of income from the settlement of certain insurance issues relating to past environmental claims, principally for previously discontinued businesses, and a $3.6 million gain from the sale of Arrowhead.

     The 1994 amount was $9.1 million lower than the 1993 expense of $34.3 million. This decrease resulted from lower health-care benefit costs for retirees of previously discontinued businesses and a $7.2 million gain recognized on the sale of certain Corporate assets during the fourth quarter of 1994.

DISCONTINUED OPERATIONS

In the third quarter of 1994, the Company realized a $10.0 million tax benefit as a result of utilizing excess foreign tax credits resulting from the 1993 sale of The Geon Company. This tax benefit was reported as an additional gain from the 1993 discontinued operation. See also Note B to the Consolidated Financial Statements.

RETURN ON EQUITY

Management's objective is to achieve a return on equity in the mid-teens by the end of 1997. In 1995, the Company achieved a return on equity on a continuing operations basis of 13.3 percent (11.8 percent excluding the effect of special items), compared with 7.2 percent in 1994 and 1.2 percent in 1993.

THE BFGOODRICH COMPANY
RETURN ON EQUITY*
93      1.2%
94      7.2%
95     13.3%

* Continuing Operations

The Company is on target to achieve a mid-teens return on equity by 1997.

                                         The BFGoodrich Company and Subsidiaries


CAPITAL RESOURCES AND LIQUIDITY

The Company's liquidity position improved significantly at December 31, 1995 compared with December 31, 1994. Current assets less current liabilities increased by approximately $109.0 million. This result reflects proceeds of $80.0 million received in connection with the sale of Arrowhead, with the remaining $4.3 million in proceeds received in 1996. The Company's current ratio improved to 1.6X at December 31, 1995 from 1.4X at December 31, 1994. In addition, the quick ratio improved to .76X from .66X in 1994. The Company intends to continue to finance short-term bank debt and currently maturing long-term debt on a longer-term basis. The Company has adequate cash flow from operations to satisfy its operating requirements and capital spending programs. In addition, the Company has the credit facilities described in the following paragraphs to finance growth opportunities as they arise.

     The Company maintains $310.0 million of uncommitted domestic money market facilities with various banks to meet its short-term borrowing requirements. As of December 31, 1995, $260.0 million of these facilities were unused and available. Over 90 percent of the Company's uncommitted credit facilities are provided by a small number of commercial banks that also provide the Company with all of its domestic committed lines of credit and the majority of its cash management, trust and investment management requirements. As a result of these established relationships, the Company believes that its uncommitted facilities are a highly reliable and cost-effective source of liquidity.

     The Company also maintains $300.0 million of committed domestic revolving credit agreements with various banks. At December 31, 1995 and throughout the year, these facilities were not in use. In July 1995, the Company renegotiated its revolving credit agreements, maintaining the same $300.0 million committed line, but extending the expiration date to mid-2000.

     In addition, the Company has an effective shelf registration statement with the Securities and Exchange Commission providing the ability to issue up to $171.0 million of public debt securities as of December 31, 1995 (referred to as the MTN program). During 1995, the Company made four issues of fixed-rate non-callable MTN notes under this shelf registration and received a total of $79.0 million in proceeds. The MTN notes are due in 2025 at interest rates ranging from 7.3 percent to 8.7 percent. The proceeds were used to replace scheduled maturities of long-term debt.

     On July 6, 1995, BFGoodrich Capital, a Delaware statutory business trust (the Trust) which is consolidated by the Company, received $122.5 million, net of the underwriting commission, from the issuance of 8.30 percent Cumulative Quarterly Income Preferred Securities, Series A (QUIPS). The Trust invested the proceeds in 8.30 percent Junior Subordinated Debentures, Series A, due 2025 (Junior Subordinated Debentures) issued by the Company. The Company used the proceeds from the Junior Subordinated Debentures primarily to redeem all of the outstanding shares of the $3.50 Cumulative Convertible Preferred Stock, Series D on July 31, 1995, for $50.70 per share plus accrued dividends of approximately $0.30 per share. The QUIPS have a liquidation value of $25 per Preferred Security, mature in 2025 and are subject to mandatory redemption upon repayment of the Junior Subordinated Debentures. The Company has the option at any time on or after July 6, 2000 to redeem, in whole or in part, the Junior Subordinated Debentures with the proceeds from the issuance and sale of the Company's common stock within two years preceding the date fixed for redemption.

     Prior to the redemption of the Series D Preferred Stock, holders of some Series D Preferred Stock exercised their conversion privileges and received 415,806 shares of common stock. Shortly thereafter, the Company completed the repurchase of all of the common stock issued upon conversion of the Series D Preferred Stock. The Company's total cash cost to repurchase the shares issued upon conversion of the Series D Preferred Stock was approximately $.4 million less than what the total cash cost would have been to redeem the Series D Preferred Stock.

     The Company believes that its credit facilities are sufficient to meet longer-term capital requirements including normal maturities of long-term debt.

     The Company's objective is to achieve an "A" credit rating within the following two- to three-year period. This accomplishment would reduce the Company's cost of debt capital and strengthen the Company's financial flexibility to achieve its growth plans.

     The Company has continued to manage its debt-to-capitalization ratio within the long-term target range of 35 to 40 percent. For purposes of this ratio the QUIPS are treated as capital.

THE BFGOODRICH COMPANY
DEBT TO CAPITALIZATION
(DECEMBER 31)
93     36.9%
94     37.4%
95     33.9%

BFGoodrich has the financial resources to achieve its growth plans.

CASH FLOWS

"Net operating cash flow" is cash from operations remaining after satisfying capital expenditures, dividend payments and the effects of acquisitions and divestitures. The Company's longer-term strategy is to maximize cash flow through profitable business growth and to reinvest in opportunities that will build shareholder value as well as return to shareholders a portion of that value through dividend payments. The Company's short-term objective is to achieve cash neutrality after satisfying capital expenditures and payment of dividends, but excluding the effects of acquisitions and divestitures.

     In 1995, operating working capital (defined as accounts receivable plus pre-LIFO inventory less accounts payable) increased to $617.6 million from $565.3 million at the end of 1994. Average operating working capital as a percent of sales was 26 percent in 1995, compared to a ratio of 25 percent in 1994. Higher raw material costs, predominantly for specialty plastics and specialty additives, contributed to the increase in operating working capital. In 1996, the Company will be pursuing initiatives to reduce the investment in operating working capital.

     Net operating cash flow is summarized as follows:

(In millions)
-----------------------------------------------------------------
Year Ended December 31          1995       1994      1993
-----------------------------------------------------------------
Cash flows from (used for):
 Operations                   $ 193.5    $ 183.6    $ (17.4)
 Capital expenditures - net    (146.4)    (118.8)    (126.2)
-----------------------------------------------------------------
                                 47.1       64.8     (143.6)
 Dividends and
  QUIPS distributions           (66.7)     (64.6)     (64.6)
-----------------------------------------------------------------
                                (19.6)        .2     (208.2)
 Acquisitions and
  divestitures - net             66.9      (20.2)      39.6
=================================================================
Net operating cash flow       $  47.3    $ (20.0)   $(168.6)
=================================================================

     Cash flow from operations in 1995 improved as net income increased $42.3 million. This cash flow was more than adequate to finance capital expenditures in 1995. Planned capital programs will require higher capital spending in 1996 as the Company continues its investment in international expansion, particularly in Europe by the Specialty Chemicals segment. The Company intends to finance these programs largely by cash flow from operations.

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

     BFGoodrich and its subsidiaries are generators of both hazardous wastes and non-hazardous wastes, the treatment, storage, transportation and disposal of which are subject to various laws and governmental regulations. Although past operations were in substantial compliance with the then-applicable regulations, the Company has been designated as a potentially responsible party by the U.S. Environmental Protection Agency in connection with approximately
42 sites, most of which related to businesses previously discontinued. The Company believes it may have continuing liability with respect to not more than 25 sites.

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

                                         The BFGoodrich Company and Subsidiaries


     At December 31, 1995, the Company had recorded as Accrued expenses and as Other Non-current Liabilities a total of $22.6 million to cover future environmental expenditures, principally for remediation of the aforementioned sites and other environmental matters. A significant portion of accrued environmental liabilities is in connection with six sites, five of which relate to businesses previously discontinued. Two of the most significant variables in determining the Company's ultimate liability are the remediation method finally adopted for the site and the Company's share of the total site remediation cost. With respect to the five previously discontinued sites, the Company's maximum percentage share of the ultimate remediation costs is fixed. Three of the five sites are in the design or construction phases and two sites are essentially in the maintenance and operation phase, and, as a result, the remediation plan is generally known. While reasonable estimates of the ultimate completion cost can be made, the final cost at completion can vary significantly as a result of changes made during the construction phase and changed regulatory agency requirements, all of which are difficult to predict. With respect to the sixth site, the investigation and determination of remedial alternatives is just beginning, and it is not currently possible to determine the total cost of remediation or the Company's share of those future costs.

     Management believes that it is reasonably possible that additional costs may be incurred beyond the amounts accrued as a result of new information. However, the amounts, if any, cannot be estimated and management believes that they would not be material to the Company's financial condition, but could be material to the Company's results of operations in a given period.

NEW ACCOUNTING STANDARDS

In 1995, the Financial Accounting Standards Board issued two new accounting standards that will be applicable to the Company, each being effective for 1996. SFAS No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of," establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The Company has determined the effect upon its adoption to be immaterial to results of operations.

     SFAS No.123 "Accounting for Stock-Based Compensation," establishes new accounting standards for the measurement and recognition of stock-based awards. SFAS No. 123 permits entities to continue to use the traditional accounting for stock-based awards prescribed by APB Opinion No. 25 "Accounting for Stock Issued to Employees." The Company intends to continue using the provisions of APB Opinion No. 25 in accounting for stock-based awards. Under this option, however, the Company will be required to disclose the pro forma effect of stock-based awards on net income and earnings per share as if SFAS No. 123 had been adopted.

CONSOLIDATED
STATEMENT OF INCOME

(Dollars in millions, except per share amounts)
Year Ended December 31                             1995       1994        1993
-------------------------------------------------------------------------------
SALES                                             $2,408.6  $2,199.2  $1,818.3
Operating costs and expenses:
  Cost of sales                                    1,649.7   1,523.3   1,278.3
  Selling and administrative expenses                516.0     496.2     444.0
  Restructuring costs (Note B)                         3.1      --        13.3
-------------------------------------------------------------------------------
                                                   2,168.8   2,019.5   1,735.6
-------------------------------------------------------------------------------
OPERATING INCOME                                     239.8     179.7      82.7
Interest expense                                     (45.1)    (47.7)    (38.3)
Interest income                                        3.3       1.8       5.2
Other income (expense)--net (Note I)                    .3     (25.2)    (34.3)
-------------------------------------------------------------------------------
Income from continuing operations
  before income taxes and Trust distributions        198.3     108.6      15.3
Income tax expense (Note G)                          (75.2)    (42.9)      --
Distributions on Trust preferred securities (Note N)  (5.1)      --        --
-------------------------------------------------------------------------------

INCOME FROM CONTINUING OPERATIONS                    118.0      65.7      15.3
Income from discontinued operations--net (Note B)      --       10.0     113.0
-------------------------------------------------------------------------------
NET INCOME                                           118.0      75.7     128.3

Dividends and call premium on preferred stocks        (5.6)     (8.0)     (8.2)
-------------------------------------------------------------------------------
NET INCOME APPLICABLE TO COMMON STOCK             $  112.4  $   67.7  $  120.1
===============================================================================

EARNINGS PER SHARE (Note A)
  Continuing operations                           $   4.30  $   2.24  $    .28
  Discontinued operations                               --       .39      4.40
-------------------------------------------------------------------------------
  Net income                                      $   4.30  $   2.63  $   4.68
===============================================================================

See Notes to Consolidated Financial Statements.

                                                         The BFGoodrich Company and Subsidiaries

CONSOLIDATED
BALANCE SHEET
(Dollars in millions, except per share amounts)
December 31                                                           1995           1994
----------------------------------------------------------------------------------------------
CURRENT ASSETS
  Cash and cash equivalents                                       $     60.3       $     35.8
  Accounts and notes receivable (Note J)                               399.0            384.5
  Inventories (Note J)                                                 390.1            358.8
  Deferred income tax assets (Note G)                                   67.9             64.9
  Prepaid expenses and other assets                                     32.7             34.8
----------------------------------------------------------------------------------------------
    TOTAL CURRENT ASSETS                                               950.0            878.8
----------------------------------------------------------------------------------------------
DEFERRED INCOME TAX ASSETS (Note G)                                     28.3             57.0
PROPERTY (Note J)                                                      859.2            873.3
GOODWILL (Notes B and J)                                               481.4            497.9
IDENTIFIABLE INTANGIBLE ASSETS (Note J)                                 51.5             51.6
INTANGIBLE PENSION ASSET (Note E)                                       44.2             49.5
OTHER ASSETS                                                            75.0             60.8
----------------------------------------------------------------------------------------------
    TOTAL ASSETS                                                  $  2,489.6       $  2,468.9
==============================================================================================
CURRENT LIABILITIES
  Short-term bank debt (Note C)                                   $     11.3       $     70.4
  Accounts payable                                                     235.9            239.1
  Accrued expenses (Note J)                                            239.9            246.9
  Income taxes payable                                                  33.3             26.4
  Current maturities of long-term debt and capital lease
    obligations (Notes C and D)                                         80.3             55.2
----------------------------------------------------------------------------------------------
    TOTAL CURRENT LIABILITIES                                          600.7            638.0
----------------------------------------------------------------------------------------------
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS (Notes C and D)           422.3            427.1
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (Note F)                   351.9            353.6
OTHER NON-CURRENT LIABILITIES (Note J)                                 113.9            127.6
MANDATORILY REDEEMABLE PREFERRED SECURITIES OF TRUST (Note N)          122.2               --

SHAREHOLDERS' EQUITY
  $3.50 Cumulative Convertible Preferred Stock, Series D
    (stated at involuntary liquidation value of $50 per share)
    2,200,000 shares issued and outstanding at December 31, 1994          --            110.0
  Common Stock--$5 par value
    Authorized, 100,000,000 shares; issued, 26,789,260
    shares in 1995 and 25,950,722 shares in 1994 (Note M)              133.9            129.8
  Additional capital                                                   447.5            401.7
  Income retained in the business (Note C)                             360.9            305.7
  Cumulative unrealized translation adjustments                          9.6              4.9
  Amount related to recording minimum pension liability                (28.8)           (18.6)
  Unearned portion of restricted stock awards                          (16.2)            (3.9)
  Common stock held in treasury, at cost (522,568
    shares in 1995 and 160,566 shares in 1994)                         (28.3)            (7.0)
----------------------------------------------------------------------------------------------
    TOTAL SHAREHOLDERS' EQUITY                                         878.6            922.6
----------------------------------------------------------------------------------------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $  2,489.6       $  2,468.9
==============================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED
STATEMENT OF CASH FLOWS

(Dollars in millions)
Year Ended December 31                                             1995            1994          1993
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                     $  118.0       $   75.7      $  128.3
  Adjustments to reconcile net income to net cash
    provided (used) by operating activities:
      Restructuring costs                                              --             --          13.3
      Depreciation and amortization                                 113.9          112.1         109.2
      Deferred income taxes                                          29.5           21.2           5.4
      Gain on sales of businesses                                    (3.6)            --        (110.9)
      Change in assets and liabilities, net of effects
        of acquisitions and dispositions of businesses:
          Receivables                                               (16.8)         (62.8)        (77.2)
          Inventories                                               (27.9)          (4.9)        (13.2)
          Other current assets                                        1.3           (2.3)        (20.3)
          Accounts payable                                            2.2           57.6           2.6
          Accrued expenses                                           (8.0)           9.5         (28.1)
          Income taxes payable                                        9.1           (5.6)        (29.2)
          Other non-current assets and liabilities                  (24.2)         (16.9)          2.7
---------------------------------------------------------------------------------------------------------
  Net cash provided (used) by operating activities                  193.5          183.6         (17.4)

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property                                            (147.7)        (129.3)       (146.2)
  Proceeds from sale of property                                      3.2           10.5           3.0
  Payments made in connection with acquisitions,
    net of cash acquired                                            (15.4)         (20.2)       (528.5)
  Proceeds and dividends from sales of businesses                    82.3             --         568.1
  Other transactions                                                 (1.9)            --          17.0
---------------------------------------------------------------------------------------------------------
  Net cash used by investing activities                             (79.5)        (139.0)        (86.6)

CASH FLOWS FROM FINANCING ACTIVITIES
  Change in short-term debt                                         (59.2)          46.7          20.2
  Proceeds from issuance of long-term debt                           80.8             --         111.5
  Repayment of long-term debt and capital lease obligations         (62.0)         (20.5)        (26.5)
  Proceeds from issuance of capital stock                            16.6            1.4           4.3
  Proceeds from issuance of Trust preferred securities,
    net of issuance costs                                           122.1             --            --
  Purchases of treasury stock                                       (33.4)          (1.1)          (.8)
  Dividends                                                         (61.6)         (64.6)        (64.6)
  Distributions on Trust preferred securities                        (5.1)            --            --
  Retirements of preferred stock                                    (88.3)          (4.9)         (2.5)
---------------------------------------------------------------------------------------------------------
  Net cash provided (used) by financing activities                  (90.1)         (43.0)         41.6

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                .6             .8          (1.6)
---------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 24.5            2.4         (64.0)
---------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                       35.8           33.4          97.4
---------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                         $   60.3       $   35.8      $   33.4
=========================================================================================================

See Notes to Consolidated Financial Statements.

                                       27

                                         The BFGoodrich Company and Subsidiaries
CONSOLIDATED
STATEMENT OF SHAREHOLDERS' EQUITY
(Dollars in millions, except per share amounts)
Year Ended December 31                                             1995            1994          1993
---------------------------------------------------------------------------------------------------------
$3.50 CUMULATIVE CONVERTIBLE PREFERRED STOCK,
  SERIES D (Note L)                                              $      --      $  110.0      $  110.0
---------------------------------------------------------------------------------------------------------
   COMMON STOCK--$5 PAR VALUE (Note M)
    Balance at beginning of year                                     129.8         128.8         128.2
    Common stock issued for:
      Acquisitions                                                      --            .7            --
      Conversion of Series D Preferred Stock                           2.0            --            --
      Employee award programs                                          2.1            .3            .6
---------------------------------------------------------------------------------------------------------
  Balance at end of year                                             133.9         129.8         128.8
---------------------------------------------------------------------------------------------------------

ADDITIONAL CAPITAL
  Balance at beginning of year                                       401.7         393.8         391.5
  Acquisitions                                                          --           5.6            --
  Conversion of Series D Preferred Stock                              20.8            --            --
  Employee award programs                                             23.6           2.3           2.3
  Other capital share transactions                                     1.4            --            --
---------------------------------------------------------------------------------------------------------
  Balance at end of year                                             447.5         401.7         393.8
---------------------------------------------------------------------------------------------------------

INCOME RETAINED IN THE BUSINESS (Note C)
  Balance at beginning of year                                       305.7         294.6         230.9
  Net income                                                         118.0          75.7         128.3
  Premium on redemption of Series D Preferred Stock (Note L)          (1.2)           --            --
  Dividends:
    Preferred Stock:
      Series A, $7.85 a share                                           --           (.3)          (.5)
      Series D, $3.50 a share                                         (4.4)         (7.7)         (7.7)
    Common stock--$2.20 a share in each year                         (57.2)        (56.6)        (56.4)
---------------------------------------------------------------------------------------------------------
      Total dividends                                                (61.6)        (64.6)        (64.6)
---------------------------------------------------------------------------------------------------------
  Balance at end of year                                             360.9         305.7         294.6
---------------------------------------------------------------------------------------------------------

CUMULATIVE UNREALIZED TRANSLATION ADJUSTMENTS
  Balance at beginning of year                                         4.9           (.3)         (7.8)
  Effect of disposition of foreign operations                           --            --          16.7
  Aggregate adjustments for the year                                   4.7           5.2          (9.2)
---------------------------------------------------------------------------------------------------------
  Balance at end of year                                               9.6           4.9           (.3)
---------------------------------------------------------------------------------------------------------

AMOUNT RELATED TO RECORDING MINIMUM PENSION
  LIABILITY (Note E)                                                 (28.8)        (18.6)        (21.7)
---------------------------------------------------------------------------------------------------------
UNEARNED PORTION OF RESTRICTED STOCK AWARDS (Note O)                 (16.2)         (3.9)         (4.8)
---------------------------------------------------------------------------------------------------------
COMMON STOCK HELD IN TREASURY, AT COST (Note M)                      (28.3)         (7.0)         (5.1)
---------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                       $   878.6      $  922.6      $  895.3
=========================================================================================================


See Notes to Consolidated Financial Statements.

NOTES TO
CONSOLIDATED FINANCIAL STATEMENTS


NOTE A
SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements reflect the accounts of The BFGoodrich Company (BFGoodrich or the Company) and its controlled affiliates. Investments of 20 to 50 percent owned affiliates and majority-owned companies in which investment is considered temporary are accounted for using the equity method. Equity in earnings from these businesses is included in Other income (expense)-net. Intercompany accounts and transactions have been eliminated.

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

     Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired businesses and is being amortized by the straight-line method, in most cases over forty years. The carrying amount of goodwill is reviewed if facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the estimated undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying amount of the goodwill is reduced by the estimated short-fall of cash flows.

     Identifiable intangible assets are recorded at cost, or when acquired as a part of a business combination, at estimated fair value. These assets include patents and other technology agreements, licenses and non-compete agreements. They are amortized using the straight-line method over estimated useful lives of five to twenty-five years.

     Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be recoverable. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimated undiscounted future cash flows resulting from use and ultimate disposition of the asset.

REVENUE RECOGNITION: The Company recognizes revenues from sale of products at the point of passage of title, which is generally at the time of shipment. Revenues earned from providing maintenance service are recognized when the service is complete.

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

     In the normal course of business, the Company sells chemical inventory manufactured in the United States to subsidiaries in Europe for resale to customers. In order to fix the intercompany transfer price, the Company, from time to time, purchases foreign currency exchange contracts. These agreements reduce the risk that unusual adverse foreign currency fluctuations will reduce profitability to unacceptably low margins on resale of the products. Foreign currency exchange agreements are purchased from banks, generally to hedge European currencies. Deferred gains and losses are included as part of the cost of inventory and are recognized in operating income when inventory is sold to third parties.

EARNINGS PER SHARE: Primary earnings per share of common stock are computed after recognition of preferred stock dividend requirements and premiums associated with the redemption of preferred stock, based on the weighted average number of common stock and common stock equivalents outstanding of 26,169,570 for 1995, 25,766,376 for 1994 and 25,687,816 for 1993. Fully diluted earnings per share are not presented, since dilution is less than 3 percent.

                                         The BFGoodrich Company and Subsidiaries


RECENTLY ISSUED ACCOUNTING STANDARDS: In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121--"Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of." SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The Company is required to adopt the provisions of SFAS No. 121 for 1996, and the Company has determined the effect upon its adoption to be immaterial to results of operations.

     In November 1995, the FASB also issued SFAS No. 123--"Accounting for Stock-Based Compensation," which establishes new accounting standards for the measurement and recognition of stock-based awards. SFAS No. 123 permits entities to continue to use the traditional accounting for stock-based awards prescribed by APB Opinion No. 25--"Accounting for Stock Issued to Employees"; however, under this option, the Company will be required to disclose the pro forma effect of stock-based awards on net income and earnings per share as if SFAS No. 123 had been adopted. SFAS No. 123 is effective for 1996. The Company intends to continue using the provisions of APB Opinion No. 25 in accounting for stock-based awards.

     Other recently issued standards of the FASB are not expected to affect the Company as conditions to which those standards apply are absent.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS: Certain amounts presented in prior years' financial statements have been reclassified to conform with the 1995 presentation.

NOTE B
ACQUISITIONS, DISPOSITIONS AND RESTRUCTURINGS

ACQUISITIONS: During 1995, BFGoodrich acquired four small aerospace businesses and two small specialty chemical businesses. The aggregate purchase price of these businesses was $15.4 million.

     During 1994, the Company acquired two small specialty chemical businesses which manufacture coatings and products for the textile industry. The aggregate purchase price of these businesses was $26.5 million.

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

DISPOSITIONS: On May 4, 1995, the Company sold its wholly-owned subsidiary, Arrowhead Industrial Water, Inc. (Arrowhead), for an adjusted price of $84.3 million, resulting in a pretax gain of $3.6 million, which is included in Other income (expense)-net. Arrowhead represented substantially all of the Specialty Chemicals' Water Systems and Services business group and accounted for approximately 4 percent of that business segment's 1994 sales, but less than 2 percent of the segment's 1994 operating income.

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

NOTE B: ACQUISITIONS, DISPOSITIONS AND
RESTRUCTURINGS (continued)

     As a result of these transactions, The Geon Company results of operations and related gain on the sales of securities have been reported as discontinued operations in the Consolidated Statement of Income. The results of discontinued operations include:

(In millions)                     1995      1994      1993
-----------------------------------------------------------
Sales                            $ -       $ -       $ -
-----------------------------------------------------------
Income from operations           $ -       $ -       $   .1
Equity in earnings
 (from May 6, 1993)                -         -          3.2
Income tax expense                 -         -         (1.2)
-----------------------------------------------------------
Net income from operations         -         -          2.1
Gain on disposal of
 The Geon Company
 (net of tax of $104.3 in 1993)    -        10.0      110.9
-----------------------------------------------------------
Income from
 discontinued operations         $ -       $10.0     $113.0
===========================================================


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

RESTRUCTURINGS: In 1995, the Company recorded a $3.1 million pretax charge to reflect the termination benefits paid under a voluntary early retirement program for eligible salaried employees at the Company's corporate headquarters, Advanced Technology Group research facilities and Aerospace segment headquarters.

     In January 1996, the Company offered a voluntary early retirement program to eligible employees of the Specialty Plastics and Specialty Additives Groups. Employees have until February 29, 1996 to decide whether or not to elect the program. A total of 82 employees are eligible for the program. The Company estimates it will recognize a pretax charge in the range of $3 million to $5 million in the first quarter of 1996.

     The Company did not incur restructuring costs in 1994. During 1993, the Company announced several restructuring programs, the aggregate cost of which was $13.3 million. This amount includes $8.0 million for severance, mothballing and moving costs associated with streamlining certain Specialty Chemicals businesses; $3.3 million of severance costs relating to cost-reduction programs in certain Aerospace businesses; and $2.0 million of severance costs relating to realignment of the Advanced Technology Group. At December 31, 1995, $.6 million of the original restructuring liability remains. The remaining restructuring activities are expected to be completed during 1996, and no significant change to this liability is anticipated.


NOTE C
FINANCING ARRANGEMENTS

SHORT-TERM BANK DEBT: At December 31, 1995, the Company had separate revolving credit agreements with certain banks providing for domestic lines of credit aggregating $300.0 million. Borrowings under these agreements can be for any period of time until the expiration date and bear interest, at the Company's option, at rates tied to the banks' certificate of deposit, Eurodollar or prime rate. The lines expire on June 30, 2000, unless extended by the banks at the request of the Company. Under the agreements, the Company is required to pay a commitment fee of 12 basis points per annum on the total $300.0 million committed line. At December 31, 1995, no amounts were outstanding pursuant to these agreements.

     In addition, the Company had available formal foreign lines of credit and overdraft facilities of $42.0 million at December 31, 1995, of which $11.3 million was used.

     The Company also maintains uncommitted domestic money market facilities with various banks aggregating $310.0 million of which $260.0 million of these lines were unused and available at December 31, 1995. Weighted average interest rates on outstanding short-term borrowings were 7.1 percent and 6.6 percent at December 31, 1995 and 1994, respectively. Average interest rates on short-term borrowings were 6.5 percent, 4.9 percent and 7.6 percent in 1995, 1994 and 1993, respectively.

     In connection with $50.0 million of the floating rate borrowings, the Company has designated as a hedge an interest rate swap agreement, effectively fixing the interest rate at 9.8 percent. This borrowing has been classified as long-term debt, as it is the Company's intent to refinance the obligation on a long-term basis under the Company's existing financing arrangements. The swap is scheduled to expire in April 1996.

                                         The BFGoodrich Company and Subsidiaries


     At December 31, 1995 and 1994, long-term debt and capital lease obligations payable after one year consisted of:

(In millions)                                   1995       1994
----------------------------------------------------------------
Short-term debt expected
 to be refinanced                             $  50.0    $  50.0
9.625% Notes, maturing in 2001                  175.0      175.0
9.04% Notes, maturing in 1996                     --        50.0
MTN notes payable, maturing in 2025              79.0        --
Notes payable to banks                           32.4       59.8
7.00% Subordinated Debentures
 (effective interest rate of 7.85%),
 maturing to 1997                                 9.0        9.1
Other debt, maturing to 2023
 (interest rates from 6.0% to 14.5%)             73.6       78.8
Unamortized debt discounts                        (.1)       (.2)
----------------------------------------------------------------
                                                418.9      422.5
Capital lease obligations (Note D)                3.4        4.6
----------------------------------------------------------------
Total                                         $ 422.3    $ 427.1
================================================================


MTN NOTES PAYABLE: The Company has an effective shelf registration filed with the Securities and Exchange Commission which enables the Company to issue up to $250.0 million of long-term debt securities in the public markets (referred to as the MTN program). During 1995, the Company made four issues of fixed-rate non-callable MTN notes under this shelf registration and received a total of $79.0 million in proceeds. The MTN notes are due in 2025 at interest rates ranging from 7.3 percent to 8.7 percent. The proceeds are being used to replace scheduled maturities of long-term debt.

NOTES PAYABLE TO BANKS: Notes payable to banks include both fixed and floating rate instruments which have principal maturing in 1997. One of the floating rate instruments has been fixed as a result of entering into an interest rate swap agreement. Fixed interest rates on all notes payable to banks range from
6.45 percent to 8.10 percent.

OTHER DEBT: Other debt principally includes industrial development revenue bonds, the most significant of which is $60.0 million of 6.0 percent bonds due in 2023.

     Aggregate maturities of long-term debt, exclusive of capital lease obligations, during the five years subsequent to December 31, 1995, are as follows (in millions): 1996 - $79.2; 1997 - $42.9; 1998 - $2.4; 1999 - $.3 and
2000 - $.3.

     The Company's debt agreements contain various restrictive covenants that, among other things, place limitations on the payment of cash dividends and the repurchase of the Company's capital stock. Under the most restrictive of these agreements, income retained in the business in the amount of $330.7 million was free from such limitations at December 31, 1995.

NOTE D
LEASING ARRANGEMENTS

The Company leases certain of its office and manufacturing facilities as well as machinery and equipment under various leasing arrangements. The future minimum lease payments, by year and in the aggregate, under capital leases and under noncancelable operating leases with initial or remaining noncancelable lease terms in excess of one year, consisted of the following at December 31, 1995:

                                           Capital           Noncancelable
(In millions)                              Leases           Operating Leases
-----------------------------------------------------------------------------
1996                                      $  1.4                  $ 14.5
1997                                         1.0                    10.0
1998                                          .9                     6.5
1999                                          .8                     4.5
2000                                          .5                     3.9
Thereafter                                    .9                    18.0
-----------------------------------------------------------------------------
Total minimum payments                       5.5                  $ 57.4
                                                                  ========
Less amounts representing interest           1.0
------------------------------------------------
Present value of net minimum
 lease payments                              4.5
Less current portion of
 capital lease obligations                   1.1
------------------------------------------------
Total                                     $  3.4
================================================


Net rent expense consisted of the following:

(In millions)                               1995       1994       1993
------------------------------------------------------------------------
Minimum rentals                           $ 24.2     $ 24.6     $ 22.7
Contingent rentals                           3.5        2.4        1.1
Sublease rentals                             (.2)       (.1)       (.1)
----------------------------------------------------------------------
Total                                     $ 27.5     $ 26.9     $ 23.7
======================================================================



NOTE E
PENSIONS

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

     The Company's general funding policy for pension plans is to contribute amounts at least sufficient to satisfy regulatory funding standards. For underfunded plans, plan assets were approximately 94 percent of the accumulated benefit obligation at December 31, 1995. The Company's intention is to fully fund these plans by 1997. Assets for these plans consist principally of corporate and government obligations and commingled funds invested in equities, debt and real estate.

     The components of net periodic pension cost are as follows:

(In millions)                                   1995       1994       1993
---------------------------------------------------------------------------
Service cost for benefits earned              $ 11.3     $ 11.1     $ 11.7
Interest cost on projected benefit
 obligation                                     47.3       44.0       44.3
Actual return on plan assets                  (101.5)     (16.3)     (41.5)
Net amortization and deferral                   62.1      (18.9)       8.9
--------------------------------------------------------------------------
Net pension cost                              $ 19.2     $ 19.9     $ 23.4
==========================================================================


     Amortization of unrecognized transition assets and liabilities, prior service cost and gains and losses (if applicable) are recorded using the straight-line method over the average remaining service period of active employees, or approximately twelve years.

     The table that follows sets forth the status of the Company's funded defined benefit pension plans as of December 31, 1995 and 1994, and the amounts recognized in the Consolidated Balance Sheet at those dates. This table excludes accrued pension costs for unfunded, non-qualified pension plans of $7.9 million in 1995 and $7.0 million in 1994, and the related projected benefit obligations of $11.0 million in 1995 and $6.5 million in 1994.


(In millions)                                               1995                                         1994
--------------------------------------------------------------------------------------------------------------------------------
                                              Plans with             Plans with            Plans with           Plans with
                                           Assets Exceeding      Accumulated Benefit     Assets Exceeding    Accumulated Benefit
                                             Accumulated             Obligation            Accumulated           Obligation
                                          Benefit Obligation      Exceeding Assets      Benefit Obligation     Exceeding Assets
--------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of
 accumulated benefit obligation:
  Vested                                      $ 11.2                 $ 546.9                  $  8.1                $ 467.5
  Non-vested                                      .6                    32.7                      .4                   25.1
--------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                  11.8                   579.6                     8.5                  492.6
Plan assets at fair value                       17.8                   545.7                    15.7                  448.7
--------------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than)
 accumulated benefit obligation               $  6.0                 $ (33.9)                 $  7.2                $ (43.9)
================================================================================================================================
Projected benefit obligation                  $ 14.3                 $ 620.0                  $ 10.9                $ 531.1
Plan assets at fair value                       17.8                   545.7                    15.7                  448.7
--------------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than)
 projected benefit obligation                 $  3.5                 $ (74.3)                 $  4.8                $ (82.4)
================================================================================================================================
Consisting of:
 Unrecognized transition asset (liability)    $   .7                 $ (24.6)                 $   .8                $ (28.3)
 Unrecognized prior service cost                 (.5)                  (18.0)                    (.6)                 (20.0)
 Unrecognized net gain (loss)                    2.2                   (84.8)                    3.8                  (67.1)
 Adjustment required to
  recognize minimum liability                     --                    87.0                      --                   76.9
 Prepaid (accrued) pension cost
  recognized in the balance sheet                1.1                   (33.9)                     .8                  (43.9)
--------------------------------------------------------------------------------------------------------------------------------
Total                                         $  3.5                 $ (74.3)                 $  4.8                $ (82.4)
================================================================================================================================


                                         The BFGoodrich Company and Subsidiaries


     Major assumptions used in accounting for BFGoodrich's defined benefit pension plans are as follows:

                                       1995       1994      1993
--------------------------------------------------------------------
Discount rate for obligations         7.25%      8.75%     7.4%
Rate of increase in
 compensation levels                   5.0%       5.0%     4.5%
Expected long-term rate
 of return on plan assets              9.0%       9.0%     9.0%
====================================================================


     The Company also maintains voluntary retirement savings plans for U.S. salaried and wage employees. Under provisions of these plans, eligible employees can receive Company matching contributions on up to the first 6 percent of their eligible earnings.

     The Company matches one dollar for each one dollar of employee contributions (up to 6 percent of earnings) invested in BFGoodrich common stock, or 50 cents for each dollar of eligible employee contributions invested in other available investment options. For 1995, 1994 and 1993, Company contributions amounted to $14.6 million, $12.2 million and $11.1 million, respectively.

     In addition, the Company contributed $10.0 million, $8.5 million and $4.2 million in 1995, 1994 and 1993, respectively, under other defined contribution plans covering employees not covered under the aforementioned defined benefit pension and voluntary retirement savings plans. Contributions are determined based on various percentages of eligible earnings and a profit sharing formula.

NOTE F
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company sponsors several unfunded defined benefit postretirement plans that provide certain health-care and life insurance benefits to eligible employees. The health-care plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. The life insurance plans are generally noncontributory.

     The following table sets forth the combined status of the plans as recognized in the Consolidated Balance Sheet at December 31, 1995 and 1994:

(In millions)                                1995      1994
-------------------------------------------------------------
Accumulated postretirement benefit
 obligation (APBO):
  Retirees                                  $ 282.2   $ 281.7
  Fully eligible active plan participants      23.3      24.7
  Other active plan participants               31.0      38.3
  Unrecognized gain                            40.9      34.4
-------------------------------------------------------------
Accrued postretirement cost                 $ 377.4   $ 379.1
=============================================================


     Net periodic postretirement benefit expense included the following components:


(In millions)                                1995      1994      1993
----------------------------------------------------------------------
Service cost for benefits earned            $ 1.7     $ 2.9     $ 2.4
Interest cost on APBO                        25.3      27.0      30.4
Net amortization and deferral                (2.9)       --       (.1)
----------------------------------------------------------------------
Net periodic postretirement cost            $24.1     $29.9     $32.7
======================================================================


     For measurement purposes, the annual rate of increase in the per capita cost of covered health-care benefits of 9.0 percent was assumed for 1996, decreasing gradually to 5.0 percent through the year 2002 and remaining at that level thereafter. The health-care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health-care cost trend rate by 1 percentage point in each year would increase the APBO as of December 31, 1995, by $18.6 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1995 by $2.8 million. The weighted average discount rates used in determining the APBO were 7.25 percent, 8.75 percent and
7.40 percent as of December 31, 1995, 1994 and 1993, respectively.

NOTE G
INCOME TAXES

Income from continuing operations before income taxes and Trust distributions as shown in the Consolidated Statement of Income consists of the following:

(In millions)                                1995      1994      1993
----------------------------------------------------------------------
Domestic                                    $173.0    $ 88.9    $ 10.3
Foreign                                       25.3      19.7       5.0
----------------------------------------------------------------------
Total                                       $198.3    $108.6    $ 15.3
======================================================================


     A summary of income tax (expense) benefit in the Consolidated Statement of Income is as follows:

(In millions)                                1995      1994      1993
-----------------------------------------------------------------------
CONTINUING OPERATIONS
Current:
 Federal                                    $(28.9)   $(10.3)  $   2.5
 Foreign                                      (9.9)     (6.4)     (1.9)
 State                                        (6.9)     (5.0)      4.8
----------------------------------------------------------------------
                                             (45.7)    (21.7)      5.4
----------------------------------------------------------------------
Deferred:
 Federal                                     (29.6)    (20.7)     (7.0)
 Effect of enacted change
  in tax rates                                 --        --        1.5
 Foreign                                        .1       (.5)       .1
----------------------------------------------------------------------
                                             (29.5)    (21.2)     (5.4)
----------------------------------------------------------------------
Total                                        (75.2)    (42.9)       --
----------------------------------------------------------------------
DISCONTINUED OPERATIONS                         --      10.0    (105.5)
----------------------------------------------------------------------
Total                                       $(75.2)   $(32.9)  $(105.5)
======================================================================


     Significant components of deferred income tax assets and liabilities at December 31, 1995 and 1994, are as follows:

(In millions)                                        1995      1994
----------------------------------------------------------------------
Deferred income tax assets:
 Accrual for postretirement benefits
  other than pensions                               $ 130.9   $ 131.6
 Other nondeductible accruals                          60.7      65.1
 Tax credit and net operating
  loss carryovers                                      28.5      36.0
 Other                                                 35.8      31.4
----------------------------------------------------------------------
Total deferred income tax assets                      255.9     264.1
----------------------------------------------------------------------
Deferred income tax liabilities:
 Tax over book depreciation                           (83.6)    (88.3)
 Other                                                (76.1)    (53.9)
----------------------------------------------------------------------
Total deferred income tax liabilities                (159.7)   (142.2)
----------------------------------------------------------------------
Net deferred income taxes                           $  96.2   $ 121.9
======================================================================


     Management has determined, based on the Company's history of prior operating earnings and its expectations for the future, that operating income of the Company will more likely than not be sufficient to recognize fully these net deferred tax assets. In addition, management's analysis indicates that the turnaround periods for certain of these assets are for long periods of time or are indefinite. In particular, the turnaround of the largest deferred tax asset related to accounting for postretirement benefits other than pensions will occur over an extended period of time and as a result will be realized for tax purposes over those future periods and beyond. In addition, the tax credit carryovers are comprised of alternative minimum tax credits of $25.3 million which have indefinite carryover periods. The remaining deferred tax assets and liabilities approximately match each other in terms of timing and amounts and should be realizable in the future given the Company's operating history.
















     The effective income tax rate from continuing operations for the years ended December 31, 1995, 1994 and 1993, varied from the statutory federal income tax rate as set forth in the following table:

PERCENT OF PRETAX INCOME                     1995      1994      1993
------------------------------------------------------------------------
Statutory federal income tax rate           35.0%     35.0%     35.0%
Corporate-owned life insurance
 investments                                (1.2)     (1.9)    (11.6)
Amortization of nondeductible
 goodwill                                    1.0       1.8      10.8
Difference in rates on
 consolidated foreign subsidiaries           (.1)      (.5)     (3.0)
State and local taxes,
 net of federal benefit                      2.3       3.0       5.0
Foreign withholding taxes                     .3        .4       5.6
Adjustment of prior years'
 estimated liabilities                        --        --     (48.2)
Other items                                   .6       1.7       6.4
----------------------------------------------------------------------
Effective income tax rate                   37.9%     39.5%       --
======================================================================


     BFGoodrich has not provided for U.S. federal and foreign withholding taxes on $120.3 million of foreign subsidiaries' undistributed earnings as of December 31, 1995, because such earnings are intended to be reinvested indefinitely. It is not practical to determine the amount of income tax liability that would result had such earnings actually been repatriated. On repatriation, certain foreign countries impose withholding taxes. The amount of withholding tax that would be payable on remittance of the entire amount of undistributed earnings would approximate $5.9 million.

NOTE H
BUSINESS SEGMENT INFORMATION

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

                                         The BFGoodrich Company and Subsidiaries


Specialty Plastics; and Sealants, Coatings and Adhesives business groups. They serve various markets such as pharmaceuticals, printing, textiles, automotive, building maintenance and construction. A fourth group, the Water Systems and Services business group, ceased to exist upon the disposition of Arrowhead on May 4, 1995.

     Other Operations currently includes the manufacture of chlor-alkali and olefins. Corporate includes general corporate administrative costs and research expenses. Segment operating income is total segment revenue reduced by operating expenses directly identifiable with that business segment. Intersegment eliminations are included in Corporate and are not significant in any year.

     Sales are generally not concentrated in any one customer. Sales, principally in the Aerospace business segment, represented 8 percent, 10 percent and 10 percent of consolidated sales in 1995, 1994 and 1993, respectively, to various United States government agencies and departments.

     Operating income includes restructuring costs as follows:

(In millions)                                1995      1994      1993
------------------------------------------------------------------------
Aerospace                                   $ -       $ -       $  3.3
Specialty Chemicals                           -         -          8.0
Other Operations                              -         -            -
Corporate                                     3.1       -          2.0
------------------------------------------------------------------------
Total                                       $ 3.1     $ -       $ 13.3
========================================================================


     The Company's business is conducted on a global basis with manufacturing, service and sales undertaken in various locations throughout the world. Aerospace's products and services and Specialty Chemicals' products are principally sold to customers in North America and Europe. Aerospace and Specialty Chemicals accounted for 48 percent and 44 percent, respectively, of 1995 consolidated sales. Net assets of consolidated foreign subsidiaries amounted to $188.3 million, $174.5 million and $159.7 million in 1995, 1994 and 1993, respectively. The Company does not believe that business risks in countries in which it operates, including currency restrictions, would have a significant adverse effect on cash flow, liquidity or capital resources.





                                                     Sales                         Operating Income
-------------------------------------------------------------------------------------------------------------------
(In millions)                      1995           1994           1993           1995           1994           1993
-------------------------------------------------------------------------------------------------------------------
Aerospace                         $ 1,149.6      $ 1,050.3      $   855.4      $ 146.6        $ 121.9        $ 91.3
Specialty Chemicals                 1,070.1          988.6          829.6         92.2           86.7          45.0
-------------------------------------------------------------------------------------------------------------------
Total Reportable Segments           2,219.7        2,038.9        1,685.0        238.8          208.6         136.3
Other Operations                      188.9          160.3          133.3         57.5           24.1           4.0
Corporate                               --             --             --         (56.5)         (53.0)        (57.6)
-------------------------------------------------------------------------------------------------------------------
Total                             $ 2,408.6      $ 2,199.2      $ 1,818.3      $ 239.8        $ 179.7        $ 82.7
===================================================================================================================




                                     Property                 Depreciation and                  Identifiable
                                     Additions               Amortization Expense                  Assets
---------------------------------------------------------------------------------------------------------------------
(In millions)                 1995      1994      1993      1995      1994      1993      1995      1994      1993
---------------------------------------------------------------------------------------------------------------------
Aerospace                    $  38.3   $  36.8   $  74.2   $  56.9   $  54.7   $  37.4   $1,334.2  $1,287.0  $1,292.5
Specialty Chemicals             99.3      78.4      51.8      47.2      44.5      39.6      809.3     788.5     687.0
---------------------------------------------------------------------------------------------------------------------
Total Reportable Segments      137.6     115.2     126.0     104.1      99.2      77.0    2,143.5   2,075.5   1,979.5
Other Operations                 5.6       4.9       4.1       7.1       7.1       6.9      113.1     120.1     100.9
Corporate                        4.5      10.2      16.1       2.7       5.8      25.3      233.0     273.3     279.5
---------------------------------------------------------------------------------------------------------------------
Total                        $ 147.7   $ 130.3   $ 146.2   $ 113.9   $ 112.1   $ 109.2   $2,489.6  $2,468.9  $2,359.9
=====================================================================================================================




                                                               Operating Income                 Identifiable
                                       Sales                         (Loss)                        Assets
---------------------------------------------------------------------------------------------------------------------
(In millions)                 1995      1994      1993      1995      1994      1993      1995      1994      1993
---------------------------------------------------------------------------------------------------------------------
Geographic Areas:
 North America               $2,140.3  $1,961.6  $1,617.9  $  277.0  $  220.3  $  138.0  $2,038.0  $2,002.3  $1,917.7
 Europe                         226.4     202.1     168.2      18.8      14.0       2.4     202.7     178.3     148.0
 Other Foreign                   41.9      35.5      32.2       1.4      (1.8)      (.5)     19.8      18.0      17.9
 Inter-area  eliminations         --        --        --        (.9)       .2        .4      (3.9)     (3.0)     (3.2)
---------------------------------------------------------------------------------------------------------------------
Total                        $2,408.6  $2,199.2  $1,818.3  $  296.3  $  232.7  $  140.3  $2,256.6  $2,195.6  $2,080.4
=====================================================================================================================

     The Company also exports products manufactured in the United States to affiliated and unaffiliated companies worldwide. Intercompany transfers made at prevailing prices to foreign subsidiaries amounted to $86.7 million, $84.0 million and $69.4 million in 1995, 1994 and 1993, respectively. Sales to unaffiliated foreign customers amounted to $295.3 million, $264.1 million and $216.9 million in 1995, 1994 and 1993, respectively.

NOTE I
SUPPLEMENTAL STATEMENT OF
INCOME INFORMATION

(In millions)                                1995      1994      1993
-----------------------------------------------------------------------
OTHER INCOME (EXPENSE)-NET
Cost of health-care benefits
 for retirees of previously
 discontinued businesses                    $ (12.1)  $ (14.0)  $ (16.5)
Gain on sale of business                        3.6       --        --
Gain on sale of
 corporate assets                               --        7.2       --
Equity in loss of
 unconsolidated subsidiary                     (4.4)     (4.3)     (6.9)
Interest on Company-owned
 life insurance                               (10.0)    (10.1)    (10.3)
Environmental recoveries
 (costs) of previously
 discontinued businesses                       19.1      (7.2)     (6.9)
Other-net                                       4.1       3.2       6.3
-----------------------------------------------------------------------
Total                                       $    .3   $ (25.2)  $ (34.3)
=======================================================================

     The unconsolidated subsidiary had assets of $10.8 million and $8.6 million and liabilities of $14.8 million and $8.2 million at December 31, 1995 and 1994, respectively, and revenues of $13.9 million, $8.9 million and $9.7 million in 1995, 1994 and 1993, respectively.

     In 1995, the Company recognized $19.1 million of income from the settlement of certain insurance issues relating to past environmental claims of previously discontinued businesses.

RESEARCH AND DEVELOPMENT EXPENSE: The Company performs research and development under Company-funded programs for commercial products, and under contracts with others. Research and development under contracts with others is performed by the Aerospace segment for military and commercial products. Total research and development expenditures in 1995, 1994 and 1993 were $130.9 million, $123.3 million and $104.6 million, respectively. Of these amounts, $37.6 million, $30.0 million and $20.9 million, respectively, were funded by customers. Research and development expense for 1994 and 1993 has been restated primarily to reflect expenditures incurred under customer-funded programs.

NOTE J
SUPPLEMENTAL BALANCE SHEET INFORMATION


(In millions)                                1995      1994
-------------------------------------------------------------
Allowance for Doubtful Accounts             $ 11.8    $ 10.4
=============================================================

     Amounts charged to expense during 1995, 1994 and 1993 were $4.2 million, $4.3 million and $2.1 million, respectively.

(In millions)                                1995      1994
--------------------------------------------------------------
INVENTORIES
FIFO or average cost (which
 approximates current costs):
  Finished products                         $  186.2  $  163.9
  In process                                   114.0     114.9
  Raw materials and supplies                   154.3     141.1
--------------------------------------------------------------
                                               454.5     419.9
Reserve to reduce certain inventories
 to LIFO basis                                 (64.4)    (61.1)
--------------------------------------------------------------
Total                                       $  390.1  $  358.8
==============================================================



     At December 31, 1995 and 1994, approximately 46 percent of the pre-LIFO inventory amounts have been valued by the LIFO method.

(In millions)                                1995      1994
--------------------------------------------------------------
PROPERTY
Land                                        $   18.6  $   21.4
Buildings                                      415.8     405.7
Machinery and equipment                        962.8     964.8
Construction in progress                       115.5      72.2
--------------------------------------------------------------
                                             1,512.7   1,464.1
Less allowances for depreciation
 and amortization                              653.5     590.8
--------------------------------------------------------------
Total                                       $  859.2  $  873.3
==============================================================

     Property includes assets acquired under capital leases, principally buildings and machinery and equipment, of $21.3 million and $21.4 million at December 31, 1995 and 1994, respectively. Related allowances for depreciation and amortization are $11.7 million and $9.8 million, respectively. Interest costs capitalized were $2.7 million in 1995, $.6 million in 1994 and $5.0 million in 1993. Amounts charged to expense for depreciation and amortization during 1995, 1994 and 1993 were $93.5 million, $92.0 million and $99.5 million, respectively.

                                         The BFGoodrich Company and Subsidiaries
(In millions)                                    1995            1994
-----------------------------------------------------------------------------
GOODWILL
Accumulated amortization                        $ 58.9          $ 46.1
=============================================================================
(In millions)                                    1995            1994
-----------------------------------------------------------------------------
IDENTIFIABLE INTANGIBLE ASSETS
Accumulated amortization                        $ 26.1          $ 25.3
=============================================================================

     Amortization of goodwill and identifiable intangible assets was $20.4 million, $20.1 million and $9.7 million in 1995, 1994 and 1993, respectively.

(In millions)                                    1995            1994
-----------------------------------------------------------------------------
ACCRUED EXPENSES
Wages, vacations, pensions and
  other employment costs                        $ 82.0          $ 75.6
Postretirement benefits other than pensions       25.5            25.5
Taxes, other than federal and foreign
  taxes on income                                 37.0            30.2
Accrued environmental liabilities                 12.9            15.7
Other                                             82.5            99.9
-----------------------------------------------------------------------------
Total                                           $239.9          $246.9
=============================================================================


(In millions)                                    1995            1994
-----------------------------------------------------------------------------
OTHER NON-CURRENT LIABILITIES
Accrued pension liability                       $ 62.5          $ 70.0
Accrued environmental liabilities                  9.7            10.1
Other                                             41.7            47.5
-----------------------------------------------------------------------------
Total                                           $113.9          $127.6
=============================================================================

FAIR VALUES OF FINANCIAL INSTRUMENTS
The Company's accounting policies with respect to financial instruments are described in Note A.
     The carrying amounts and fair values of the Company's significant on balance sheet financial instruments at December 31, 1995 and 1994, are as follows:

1995 (In millions)                          Carrying Amount   Fair Values
-----------------------------------------------------------------------------
Cash and cash equivalents                       $ 60.3          $ 60.3
Short-term bank debt                              11.3            11.3
Long-term debt (including
  current portion)                               498.1           530.0

1994 (In millions)                          Carrying Amount   Fair Values
-----------------------------------------------------------------------------
Cash and cash equivalents                       $ 35.8          $ 35.8
Short-term bank debt                              70.4            70.4
Long-term debt (including
  current portion)                               476.0           478.9

     Off balance sheet derivative financial instruments at December 31, 1995 and 1994, held for purposes other than trading, were as follows:

                              1995                    1994
                            Contract/               Contract/
                            Notional       Fair     Notional     Fair
(In millions)                Amount       Value      Amount      Value
-----------------------------------------------------------------------------
Interest rate swaps          $ 65.0      $ (1.2)     $ 90.0      $ (.9)
Foreign currency
  exchange agreements        $ 28.0      $  (.1)     $ 26.0      $  (.1)

     With respect to interest rate swap agreements, the Company pays a fixed rate of interest and receives a LIBOR-based floating rate. These contracts mature on various dates through 1997. At December 31, 1995, the Company had no deferred gains or losses relating to terminated interest rate swap agreements.
     Foreign currency exchange agreements mature over the next four months coincident with intercompany transfers of products. No additional cash requirements are necessary with respect to outstanding agreements. Net gains included in inventory at December 31, 1995 and 1994, were not significant.
     The counterparties to each of these agreements are major commercial banks. Management believes that losses related to credit risk are remote.


NOTE K
SUPPLEMENTAL CASH FLOW INFORMATION

The following tables set forth non-cash financing and investing activities and other cash flow information.
     Acquisitions accounted for under the purchase method are summarized as follows:

(In millions)                             1995          1994          1993
-----------------------------------------------------------------------------
Estimated fair value of
  assets acquired                        $  3.6        $ 23.1        $241.1
Goodwill and identifiable
  intangible assets                        12.7           4.5         359.4
Cash paid/stock issued                    (15.4)        (26.5)       (528.5)
-----------------------------------------------------------------------------
Liabilities assumed or created           $   .9        $  1.1        $ 72.0
=============================================================================

Liabilities disposed in connection
  with sales of businesses               $  9.2        $   --        $393.0
Interest paid (net of amount
  capitalized)                             43.3          44.7          36.2
Income taxes paid                          32.2          12.8          33.2
Conversion of Series D
  Convertible Preferred Stock
  into common stock                        22.9            --            --

NOTE L
PREFERRED STOCK

There are 10,000,000 authorized shares of Series Preferred Stock - $1 par value. Shares of Series Preferred Stock that have been redeemed are deemed retired and extinguished and may not be reissued. As of December 31, 1995, 2,401,673 shares of Series Preferred Stock have been redeemed. The Board of Directors establishes and designates the series and fixes the number of shares and the relative rights, preferences and limitations of the respective series of the Series Preferred Stock.

CONVERTIBLE PREFERRED STOCK - SERIES D: In July 1995, the Company redeemed the remaining 1,742,499 shares of outstanding Series D Stock at a redemption price of $50.70 per share plus accrued dividends of approximately $0.30 per share.

CUMULATIVE PARTICIPATING PREFERRED STOCK - SERIES E: The Company has authorized 350,000 shares of Cumulative Participating Preferred Stock-Series E, $1 par value. Series E shares have preferential voting, dividend and liquidation rights over the Company's common stock. At December 31, 1995, no Series E shares were issued or outstanding and 319,105 shares were reserved for issuance.
     Series E shares may be acquired only through the exercise of Rights attached to the Company's common stock. Each Right, when exercisable, entitles the registered holder thereof to purchase from BFGoodrich one one-hundredth of a share of Series E Stock at a price of $200 per one one-hundredth of a share (subject to adjustment). The one one-hundredth of a share is intended to be the functional equivalent of one share of the Company's common stock.
     The Rights will not be exercisable or transferable apart from the common stock until an Acquiring Person, as defined in the Rights Agreement, as amended, without the prior consent of BFGoodrich's Board of Directors, acquires 20 percent or more of the voting power of the Company's stock or announces a tender offer that would result in 20 percent ownership. BFGoodrich is entitled to redeem the Rights at five cents per Right any time before a 20 percent position has been acquired or in connection with certain transactions thereafter announced. Under certain circumstances, including the acquisition of 20 percent of the Company's stock, each Right not owned by a potential Acquiring Person will entitle its holder to purchase, at the Right's then-current exercise price, shares of Series E Stock having a market value of twice the Right's exercise price.
     Holders of the Right will be entitled to buy stock of an Acquiring Person at a similar discount if, after the acquisition of 20 percent or more of the Company's voting power, BFGoodrich is involved in a merger or other business combination transaction with another person in which its common shares are changed or converted, or BFGoodrich sells 50 percent or more of its assets or earnings power to another person.
     The Rights expire on August 2, 1997.

NOTE M
COMMON STOCK

BFGoodrich acquired 682,827, 25,846 and 20,776 shares of treasury stock in 1995, 1994 and 1993, respectively, and reissued 387,950, 10,000 and 5,000 shares, respectively, in connection with the Key Employees' Stock Option Plan, the Performance Share Plan and other employee stock ownership plans. In 1995, 1994 and 1993, 67,125, 29,850 and 71,317 shares, respectively, of common stock previously awarded to employees were forfeited and restored to treasury stock.
     During 1995, 1994 and 1993, 421,781, 52,726 and 111,667 shares, respectively, of authorized but unissued shares were issued under the Key Employees' Stock Option Plan and other employee stock ownership plans. In addition, in 1995, 415,806 shares of authorized but unissued shares were issued to holders of Series D Preferred Stock who exercised their conversion privileges. Shortly thereafter, the Company completed the repurchase of all of the common stock issued upon conversion of the Series D Preferred Stock.
     Shares reserved for future issuance at December 31, 1995 were as follows:

-------------------------------------------------------------------------------
Stock options under Key Employees'
  Stock Option Plan                                               1,560,195
Various Company stock ownership plans                             3,561,069
-------------------------------------------------------------------------------
Total                                                             5,121,264
===============================================================================

NOTE N
PREFERRED SECURITIES OF TRUST

On July 6, 1995, BFGoodrich Capital, a wholly-owned Delaware statutory business trust (the Trust) which is consolidated by the Company, received $122.5 million, net of the underwriting commission, from the issuance of 8.30 percent Cumulative Quarterly Income Preferred Securities, Series A (QUIPS). The Trust invested the proceeds in 8.30 percent Junior Subordinated Debentures, Series A, Due 2025 (Junior Subordinated Debentures) issued by the Company, which represent approximately 97 percent of the total assets of the Trust. The Company used the proceeds from the Junior Subordinated Debentures primarily to redeem all of the outstanding shares of the $3.50 Cumulative Convertible Preferred Stock, Series D. The QUIPS have a liquidation value of $25 per Preferred

                                        The BFGoodrich Company and Subsidiaries


Security, mature in 2025 and are subject to mandatory redemption upon repayment of the Junior Subordinated Debentures. The Company has the option at any time on or after July 6, 2000 to redeem, in whole or in part, the Junior Subordinated Debentures with the proceeds from the issuance and sale of the Company's common stock within two years preceding the date fixed for redemption. The Company has unconditionally guaranteed all distributions required to be made by the Trust, but only to the extent the Trust has funds legally available for such distributions. The only source of funds for the Trust to make distributions to preferred security holders is the payment by the Company of interest on the Junior Subordinated Debentures. The Company has the right to defer such interest payments for up to five years. If the Company defers any interest, the Company may not, among other things, pay any dividends on its capital stock until all interest in arrears is paid to the Trust.


NOTE O
STOCK OPTION AND STOCK INCENTIVE PLANS

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

     During 1995, 1994 and 1993, restricted stock awards for 104,850, 10,000 and 5,000 shares, respectively, were made under this plan. During 1995, 1994 and 1993, stock awards for 600, 1,600 and 12,959 shares, respectively, were forfeited. Stock awards may be subject to conditions established by the Board of Directors.
     Under the terms of the restricted stock awards, the granted stock vests three years after the award date. The cost of these awards, determined as the market value of the shares at the date of grant, is being amortized over the three-year period. In 1995, 1994 and 1993, $1.7 million, $1.2 million and $1.2 million, respectively, were charged to expense for restricted stock awards.

PERFORMANCE SHARE PLAN: The Performance Share Plan (PSP), a stock-based incentive program, provides that shares of common stock may be awarded as performance shares to certain key executives having a critical impact on the long-term performance of the Company. Under this plan, 87,625 shares were earned for the three-year cycle ending December 31, 1994. In 1995, the Compensation Committee of the Board of Directors awarded 283,100 shares and established performance objectives that are based on attainment of an average return on equity over the next plan cycle of three years. During 1995, 1994 and 1993, 66,525, 28,250 and 58,358 performance shares, respectively, were forfeited.
     The market value of shares awarded under the plan is recorded as unearned restricted stock. The unearned amount is charged to compensation expense based upon the extent performance objectives are expected to be met. In 1995 and 1993, $6.9 million and $1.4 million, respectively, were charged to expense for restricted performance shares. In 1994, $.5 million was credited to expense for restricted performance shares.

The following tabulation summarizes certain information relative to stock options:
Year Ended December 31                              1995                                   1994
--------------------------------------------------------------------------------------------------------------------
                                      Number of         Option Price           Number of        Option Price
                                       Shares         Range Per Share           Shares         Range Per Share
--------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year     1,223,078     $ 29.50   to $ 56.3125     1,065,391     $ 29.50   to $ 56.3125
Granted                                412,950       43.5625 to   49.5625       226,150       40.00   to   42.625
Exercised                             (420,778)      29.50   to   56.3125       (37,278)      29.50   to   42.9375
Surrendered                             (5,300)      29.50   to   42.9325        (3,000)      32.875
Terminated                             (36,248)      40.00   to   56.3125       (28,185)      38.1875 to   56.3125
--------------------------------------------------------------------------------------------------------------------
Outstanding at end of year           1,173,702     $ 38.1875 to $ 56.3125     1,223,078     $ 29.50   to $ 56.3125
====================================================================================================================
Exercisable at end of year             777,716     $ 38.1875 to $ 56.3125       960,842     $ 29.50   to $ 56.3125
====================================================================================================================

NOTE P
COMMITMENTS AND CONTINGENCIES

BFGoodrich and its subsidiaries have numerous purchase commitments for materials, supplies and energy incident to the ordinary course of business.
     There are pending or threatened against BFGoodrich or its subsidiaries various claims, lawsuits and administrative proceedings, all arising from the ordinary course of business with respect to commercial, product liability and environmental matters, which seek remedies or damages. BFGoodrich believes that any liability that may finally be determined with respect to commercial and product liability claims, should not have a material effect on the Company's consolidated financial position or results of operations. The Company is also involved in legal proceedings as a plaintiff involving contract, patent protection, environmental and other matters. Gain contingencies, if any, are recognized when they are realized.
     At December 31, 1995, the Company was a party to various obligations assumed or issued by others, including guarantees of debt and lease obligations, principally relating to businesses previously disposed. The aggregate contingent liability, should the various third parties fail to perform, is approximately $108.0 million. The Company has not previously been required to assume any responsibility for these financial obligations as a result of defaults and is not currently aware of any existing conditions which would cause a financial loss. As a result, the Company believes that risk of loss relative to these contingent obligations is remote.
     The Company and its subsidiaries are generators of both hazardous wastes and non-hazardous wastes, the treatment, storage, transportation and disposal of which are subject to various laws and governmental regulations. Although past operations were in substantial compliance with the then-applicable regulations, the Company has been designated as a potentially responsible party by the U.S. Environmental Protection Agency in connection with 42 sites, most of which related to previously discontinued businesses. The Company believes it may have continuing liability with respect to not more than 25 sites.
     At December 31, 1995, the Company had recorded as Accrued expenses and as Other Non-current Liabilities a total of $22.6 million to cover future environmental expenditures, principally for remediation of the aforementioned sites and other environmental matters. A significant portion of accrued environmental liabilities is in connection with six sites, five of which relate to businesses previously discontinued. Two of the most significant variables in determining the Company's ultimate liability are the remediation method finally adopted for the site and the Company's share of the total site remediation cost. With respect to the five previously discontinued sites, the Company's maximum percentage share of the ultimate remediation costs is fixed. Three of the five sites are in the design or construction phases and two sites are essentially in the maintenance and operation phase; and, as a result, the remediation plan is generally known. While reasonable estimates of the ultimate completion cost can be made, the final cost at completion can vary significantly as a result of changes made during the construction phase and changed regulatory agency requirements, all of which are difficult to predict. With respect to the sixth site, the investigation and determination of remedial alternatives is just beginning, and it is not currently possible to determine the total cost of remediation or the Company's share of those future costs.
     Management believes that it is reasonably possible that additional environmental costs may be incurred beyond the amounts accrued as a result of new information. However, the amounts, if any, cannot be estimated and management believes that they would not be material to the Company's financial condition, but could be material to the Company's results of operations in a given period.
     In addition, the Company expects to incur capital expenditures and future costs for environmental, health and safety improvement programs. These expenditures relate to anticipated projects to change process systems or to install new equipment to reduce ongoing emissions, improve efficiencies and promote greater worker health and safety. These expenditures are customary operational costs and are not expected to have a material adverse effect on the financial position, liquidity or results of operations of the Company.
     BFGoodrich has tendered the Calvert City chlor-alkali and olefins facilities (Facilities) to Westlake Monomers Corporation (Westlake) at the February 15, 1993 fair market value of approximately $170.0 million, as determined by an independent appraiser. Westlake has stated it intends to purchase the Facilities at the appraised value. Such an acquisition by Westlake is subject to the negotiation and execution of a definitive purchase agreement and governmental approval. There can be no assurance that a definitive agreement will be reached. As of December 31, 1995, the book value of the net assets of the Facilities was approximately $60.0 million. In addition, Westlake alleges that, pursuant to the Right of First Refusal, it is entitled to approximately $325.0 million for lost profits and opportunity costs due to alleged inability to integrate and expand its current operations fully, plus interest and attorney fees. BFGoodrich denies that Westlake is entitled to purchase the Facilities pursuant to the Right of First Refusal and further denies that Westlake is entitled to any recovery. The proceedings are currently in arbitration. Although no specified date has been set, the arbitrator is expected to issue his decision within the next few months.

                                                                                     The BFGoodrich Company and Subsidiaries

QUARTERLY
FINANCIAL DATA (UNAUDITED)
                                                1995 Quarters                                 1994 Quarters
----------------------------------------------------------------------------------------------------------------------------
(Dollars in millions,
  except per share amounts)     First      Second       Third       Fourth      First       Second      Third        Fourth
----------------------------------------------------------------------------------------------------------------------------
BUSINESS SEGMENT SALES:
  Aerospace                    $ 276.6     $ 284.4     $ 286.7     $ 301.9     $ 255.8     $ 263.0     $ 247.7     $ 283.8
  Specialty Chemicals            261.5       272.5       271.2       264.9       209.7       247.1       272.9       258.9
  Other Operations                55.9        43.7        48.1        41.2        36.9        30.4        40.9        52.1
----------------------------------------------------------------------------------------------------------------------------
TOTAL SALES                    $ 594.0     $ 600.6     $ 606.0     $ 608.0     $ 502.4     $ 540.5     $ 561.5     $ 594.8
============================================================================================================================
GROSS PROFIT                   $ 177.9     $ 191.4     $ 197.2     $ 192.4     $ 143.4     $ 171.3     $ 181.0     $ 180.2
============================================================================================================================
BUSINESS SEGMENT
 OPERATING INCOME (LOSS):
  Aerospace                   $  27.8      $  37.4     $  40.4     $  41.0     $  28.7     $  31.0     $  28.2     $  34.0
  Specialty Chemicals            12.0         26.3        32.2        21.7        10.1        29.1        31.6        15.9
  Other Operations               19.4         14.6        13.7         9.8        (1.2)        1.6         9.1        14.6
  Corporate                     (11.7)       (14.7)      (13.7)      (16.4)      (11.4)      (13.6)      (13.2)      (14.8)
----------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME        $  47.5      $  63.6     $  72.6     $  56.1     $  26.2     $  48.1     $  55.7     $  49.7
============================================================================================================================
INCOME FROM:
  CONTINUING OPERATIONS       $  17.6      $  44.3     $  32.9     $  23.2     $   4.9     $  18.5     $  23.3     $  19.0
  DISCONTINUED OPERATIONS          --           --          --          --          --          --        10.0          --
----------------------------------------------------------------------------------------------------------------------------
NET INCOME                    $  17.6      $  44.3     $  32.9     $  23.2     $   4.9     $  18.5     $  33.3     $  19.0
============================================================================================================================
INCOME PER SHARE:
  Continuing operations       $   .61      $  1.63     $  1.19     $   .88     $    .11    $    .64    $    .82    $    .66
  Net income                      .61         1.63        1.19         .88          .11         .64        1.21         .66
============================================================================================================================

     In the second quarter of 1995, operating income was affected by a $3.1 million charge for the termination benefits paid under a voluntary early retirement program. In addition, second quarter 1995 operating income benefited by $9.3 million from adjustments primarily due to the favorable decision related to a certain litigation matter, lower expense for pension and retiree health-care benefits resulting from updated actuarial calculations, improved product claims management and continued favorable product claims experience. Also, second quarter 1995 income from continuing operations included a pretax gain of $5.0 million from the sale of Arrowhead, prior to a fourth quarter adjustment, and a $20.1 million pretax benefit from the settlement of certain insurance issues relating to past environmental claims, principally for previously discontinued businesses.
     Income from continuing operations in the fourth quarter of 1994 was affected by a $7.2 million gain from the sale of certain corporate assets, offset by a $7.2 million charge for environmental costs relating to businesses previously discontinued. In the third quarter of 1994, the Company realized a $10.0 million tax benefit as a result of utilizing, in 1994, foreign tax credits resulting from the 1993 sale of The Geon Company. This tax benefit is reported in discontinued operations.

COMMON STOCK PRICES AND DIVIDENDS: The table below lists dividends per share and quarterly price ranges for the common stock of The BFGoodrich Company based on New York Stock Exchange prices as reported on the consolidated tape.

                       1995                                     1994
--------------------------------------------------------------------------------
Quarter      High       Low    Dividend    Quarter     High      Low    Dividend
--------------------------------------------------------------------------------
First      $45 5/8    $41 5/8    $.55      First     $43 3/4    $39 1/8    $.55
Second      54 3/4     44 3/8     .55      Second     48         41 1/2     .55
Third       66 1/4     53 1/4     .55      Third      47 7/8     41 1/4     .55
Fourth      72 5/8     61         .55      Fourth     44 7/8     41 1/2     .55
================================================================================

MANAGEMENT'S RESPONSIBILITY FOR
FINANCIAL STATEMENTS

The consolidated financial statements and notes to consolidated financial statements of The BFGoodrich Company and subsidiaries have been prepared by management. These statements have been prepared in accordance with generally accepted accounting principles and, accordingly, include amounts based upon informed judgments and estimates. Management is responsible for the selection of appropriate accounting principles and the fairness and integrity of such statements.

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

     Ernst & Young LLP, independent auditors, were engaged to audit and to render an opinion on the consolidated financial statements of The BFGoodrich Company and subsidiaries. Their opinion is based on procedures believed by them to be sufficient to provide reasonable assurance that the consolidated financial statements are not materially misstated. The report of Ernst & Young LLP follows.

     The Board of Directors pursues its oversight responsibility for the financial statements through its Audit Committee, composed of Directors who are not employees of BFGoodrich. The Audit Committee meets regularly to review with management and Ernst & Young LLP the Company's accounting policies, internal and external audit plans and results of audits. To ensure complete independence, Ernst & Young LLP and the internal auditors have full access to the Audit Committee and meet with the Committee without the presence of management.



J. D. Ong
Chairman and Chief Executive Officer


D. L. Tobler
Executive Vice President and Chief Financial Officer


S. G. Rolls
Vice President and Controller



REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of The BFGoodrich Company:

     We have audited the accompanying consolidated balance sheet of The BFGoodrich Company and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The BFGoodrich Company and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



Cleveland, Ohio
February 2, 1996                            ERNST & YOUNG LLP

                                                                                    The BFGoodrich Company and Subsidiaries

SELECTED FIVE-YEAR
FINANCIAL DATA
(Dollars in millions, except per share amounts)              1995           1994          1993          1992          1991
--------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME DATA:
  Sales from continuing operations                         $ 2,408.6     $ 2,199.2     $ 1,818.3     $ 1,647.9     $ 1,572.5
  Cost of sales                                              1,649.7       1,523.3       1,278.3       1,133.1       1,098.4
  Gross profit                                                 758.9         675.9         540.0         514.8         474.1
  Selling and administrative expenses                          516.0         496.2         444.0         429.1         369.5
  Total operating income                                       239.8         179.7          82.7          75.0          93.1
  Interest expense                                              45.1          47.7          38.3          39.3          37.1
  Interest income                                                3.3           1.8           5.2           3.9          10.7
  Income tax expense                                            75.2          42.9             -           2.5          22.5
  Income from continuing operations before cumulative
    effect of change in method of accounting                   118.0          65.7          15.3          11.9          21.6
  Income (loss) from discontinued operations                       -          10.0         113.0         (21.3)       (102.2)
  Cumulative effect of change in method of accounting              -             -             -        (286.5)            -
  Net income (loss)                                            118.0          75.7         128.3        (295.9)        (80.6)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
  Current assets                                           $   950.0     $   878.8     $   793.8     $   797.1     $   775.9
  Current liabilities                                          600.7         638.0         469.4         565.5         530.0
  Working capital                                              349.3         240.8         324.4         231.6         245.9
  Net property                                                 859.2         873.3         836.0       1,215.8       1,171.0
  Total assets                                               2,489.6       2,468.9       2,359.9       2,451.7       2,270.6
  Non-current long-term debt and capital lease obligations     422.3         427.1         486.5         403.1         344.2
  Mandatorily redeemable preferred securities of Trust         122.2             -             -             -             -
  Redeemable preferred stock                                       -             -           3.8           6.3           7.5
  Total shareholders' equity                                   878.6         922.6         895.3         828.8       1,214.0
--------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL DATA:
  Total segment operating income                           $   296.3     $   232.7     $   140.3     $   138.6     $   138.3
  Capital expenditures                                         147.7         130.3         146.2         200.2         219.4
  Dividends (common and preferred)                              61.6          64.6          64.6          64.5          64.2
  Distributions on Trust preferred securities                    5.1             -             -             -             -
--------------------------------------------------------------------------------------------------------------------------------
PER SHARE OF COMMON STOCK:
  Income from continuing operations                        $    4.30     $    2.24     $     .28     $     .14     $     .52
  Net income (loss)                                             4.30          2.63          4.68        (11.90)        (3.50)
  Dividends per share                                           2.20          2.20          2.20          2.20          2.20
  Book value                                                   33.45         31.51         30.62         28.06         43.47
--------------------------------------------------------------------------------------------------------------------------------
RATIOS:
  As a percent of sales:
    Gross profit (%)                                            31.5          30.7          29.7          31.2          30.1
    Selling and administrative expenses (%)                     21.4          22.6          24.4          26.0          23.5
  Return on common shareholders' equity (%)                     13.3           8.5          16.0         (33.4)         (7.6)
  Current ratio                                                  1.6           1.4           1.7           1.4           1.5
  Debt-to-capital ratio (%)                                     33.9          37.4          36.9          34.6          23.9
  Earnings to fixed charges                                      3.7           2.6           1.2           1.2           1.8
  Dividend payout--common stock (%)                             51.2          83.7          47.0           N.A.          N.A.
--------------------------------------------------------------------------------------------------------------------------------
OTHER DATA:
  Common shareholders of record at end of year                11,073        11,711        12,066        12,785        12,954
  Common shares outstanding at end of year (millions)           26.3          25.8          25.6          25.6          25.4
  Number of employees at end of year                          13,275        13,392        13,416        13,375        14,415
--------------------------------------------------------------------------------------------------------------------------------
