Form 10-K, Exhibit 13
period 1996-12-31
GOODRICH B F CO
filed 1997-03-03
CIK 42542

                               1996 Annual Report

MANAGEMENT'S
DISCUSSION
AND ANALYSIS

RESULTS OF OPERATIONS

1996 Compared with 1995

CONSOLIDATED OPERATIONS: 1996 marked a year of continued growth and improved earnings performance. Both Aerospace and Specialty Chemicals segments achieved record sales and operating income in 1996, exceeding the record levels achieved in 1995.

   Consolidated sales increased 9 percent compared with 1995. Excluding acquisitions and divestitures, sales increased 7 percent.

                                    [graphic]

                           The BFGoodrich Company
                             Sales (In Millions)
                             94        $1,849.3
                             95        $2,049.3
                             96        $2,238.8


       BFGoodrich continues to achieve solid sales growth in most markets.

   Net income increased to $151.7 million, or $2.81 per share, in 1996 from $118 million, or $2.15 per share, in 1995.
                                    [graphic]

                            The BFGoodrich Company
                           Net Income (In Millions)
                             94        $ 75.7
                             95        $118.0
                             96        $151.7

               BFGoodrich demonstrates continued earnings growth.

   Net income in 1996 includes $45.5 million of income from discontinued operations. Income from discontinued operations includes $15.5 million of income from the Sealants, Coatings and Adhesives ("SC&A") Group and a $30 million non-cash adjustment to the gain calculation of a business previously divested and reported as a discontinued operation in 1993. On February 3, 1997, the Company completed the disposition of the SC&A Group. As a result of this disposition, the results of operations of the SC&A Group have been reported as discontinued operations for all periods presented. (See Discontinued Operations on page 22.)

   Net income in 1996 and 1995 includes various special items. The following table summarizes the earnings per share effect of special items in 1996 and 1995.

--------------------------------------------------------------------------------
 Year Ended December 31                                     1996       1995
--------------------------------------------------------------------------------
 Net income                                               $  2.81    $  2.15
 Special items:
   Non-cash adjustment to
     gain of business
     previously divested
     and reported as a
     discontinued operation in 1993                          (.55)        --
   Gains on sale of businesses                               (.09)      (.04)
   Charges for voluntary early retirement programs            .05        .04
   Insurance recovery for past environmental claims            --       (.25)
--------------------------------------------------------------------------------
 Net income, excluding special items                      $  2.22    $  1.90
================================================================================

   Selling and administrative expenses remained at 21 percent of sales. Corporate expenses decreased slightly in 1996, after excluding a $3.1 million pretax charge for a voluntary early retirement program in 1995. (Corporate includes general corporate administrative costs and Advanced Technology Group research expenses.)

   During 1996, the Company successfully accomplished its goal of fully funding its qualified defined benefit pension plans, one year earlier than originally planned.

   Return on equity increased to 15.7 percent in 1996, up from 13.3 percent in 1995. Excluding the special items noted in the table above, return on equity was
12.4 percent and 11.8 percent in 1996 and 1995, respectively. Management's objective is to achieve and maintain a return on equity in the mid-teens.


   OUTLOOK: The Company expects ongoing growth in sales and earnings in 1997 and 1998, excluding special items. This growth will come from continuing expansion of the Company's current businesses worldwide and from strategic acquisitions. The Company has significant financial strength to pursue this growth. Cash flow from operations is expected to continue to improve in 1997 and beyond.

                     The BFGoodrich Company and Subsidiaries

AEROSPACE: The Aerospace segment achieved record sales and operating income in 1996, exceeding the 1995 record levels. The sales growth resulted primarily from the Company's growing maintenance, repair and overhaul services businesses, and higher aftermarket demand for landing gear, wheels and brakes products and aircraft sensors.

BFGoodrich Aerospace
--------------------------------------------------------------------------------
Sales by Group
(in millions)                       1996                1995              1994
--------------------------------------------------------------------------------
Landing Systems              $       414.8       $       364.2       $     355.3
Sensors & Integrated Systems         493.2               475.8             440.8
MRO                                  345.8               309.6             254.2
--------------------------------------------------------------------------------
TOTAL                        $     1,253.8       $     1,149.6       $   1,050.3
================================================================================
Operating Income             $       161.3       $       146.6       $     121.9
================================================================================

   In the third quarter of 1996, the Aerospace segment was reconfigured from four to three business groups. As a result, the Evacuation Systems Division is now part of the Landing Systems Group, and the remaining divisions of the former Safety Systems Group are now part of the Sensors and Integrated Systems Group. In addition, the Test Systems Division, previously reported in the Maintenance, Repair and Overhaul ("MRO") Group, is now reported in the Sensors and Integrated Systems Group. Comparative segment data reflect these changes.

   In the Landing Systems Group demand from airlines for several wheel and brake programs increased, including the Boeing 747-400 and Airbus A320 and A330/340 programs. Strong commercial landing gear spares sales, particularly for the Boeing 767 program, also contributed to the sales increase. Improving demand for landing gear for new aircraft, principally for the Boeing 747-400 program, also added to the group's sales growth. Strong aftermarket demand for evacuation products and evacuation repair services more than offset lower sales of evacuation products for new aircraft.

   The Sensors and Integrated Systems Group sales increase resulted from strong aftermarket demand for aircraft sensors. Demand increased for retrofit products, particularly for Boeing 727 and 737 and Lockheed L1011 aircraft.

   The MRO Group achieved significant sales growth compared to 1995 levels, reflecting the continuing trend by airlines toward outsourcing of maintenance of commercial airframes and components, principally landing gear and wheels and brakes. The MRO Group also benefited from the full-year impact of contracts with America West Airlines and Western Pacific Airlines.

   Aerospace segment operating income increased 10 percent over 1995 on a 9 percent increase in sales. The improved operating margins reflect the favorable impact of volume growth in aircraft component services and higher margin aftermarket products. The margin improvement was achieved despite inefficiencies and higher labor costs at the segment's airframe MRO facility in Everett, Wash. The higher costs and inefficiencies resulted from significant labor turnover during 1996 due to strong demand by Boeing for skilled technicians in that region.

OUTLOOK: The worldwide civil aviation market, which currently accounts for approximately 80 percent of BFGoodrich Aerospace's sales, is expected to continue recovering from the downturn experienced during the early 1990s. Since the age of a significant number of the commercial aircraft in service is over 20 years, strong demand should continue for new aircraft as older aircraft are retired and replaced. Aircraft original-equipment manufacturers are forecasting that production rates will increase by more than 40 percent in 1997. Much of this demand is coming from the Asia-Pacific region. In the longer term, annual traffic growth is expected to average 5 percent. BFGoodrich has multiple products on most of the large commercial aircraft in production today and is in a strong position to benefit from this growth.

   In addition, airlines and cargo carriers have become much more focused on managing their operations and capital costs more effectively. This is leading to an increased outsourcing of routine airframe and component maintenance to third-party MRO providers. BFGoodrich has been, and will continue to be, a beneficiary of this outsourcing.

   The regional aircraft sector of the market is expected to expand 7 percent per year. BFGoodrich is a major supplier to the aircraft manufacturers of this sector.

   Requirements for new military aircraft are expected to continue to decline, but at a slower rate than in recent years. Spare parts requirements and retrofit and upgrade programs for older military aircraft, however, are expected to remain strong. BFGoodrich's participation in selected new programs, coupled with strong positioning on existing aircraft, should stabilize BFGoodrich's military sector, which is currently about 18 percent of total Aerospace sales.

   Cost-effectiveness and value emphasis within the industry will continue to drive consolidation in the supplier base, and will give advantage to those companies such as BFGoodrich that have strong positions on new aircraft. These positions generally provide a revenue stream over the life of an aircraft program, which can extend 40 years or more.

                               1996 Annual Report

SPECIALTY CHEMICALS: 1996 segment sales and operating income exceeded the record levels achieved in 1995. Sales in 1996 increased 16 percent to $824.4 million. Excluding acquisitions in 1996 and a divestment in 1995, sales increased 10 percent.


BFGoodrich Specialty Chemicals
--------------------------------------------------------------------------------
Sales by Group
(in millions)
                                     1996              1995              1994
--------------------------------------------------------------------------------
Specialty Plastics               $    292.4        $    250.4        $    227.7
Specialty Additives                   532.0             445.8             367.0
Water Systems and Services*             -                14.6              44.0
-------------------------------------------------------------------------------
TOTAL                            $    824.4        $    710.8        $    638.7
===============================================================================
Operating Income                 $    109.5        $     74.4        $     72.1
===============================================================================

*Divested in May 1995


   A 17 percent sales increase in 1996 by the Specialty Plastics Group resulted from strong demand for high-heat-resistant plastics in North America, Europe and the Middle East. In addition, higher volumes for thermoplastic polyurethane, principally in Europe and in electrostatic dissipative markets in North America, contributed to the group's overall growth. Sales also benefited from higher prices in most major product lines.

   The Specialty Additives Group sales increased 19 percent over the prior year. Excluding four acquisitions made in 1996, sales increased 7 percent, reflecting both volume gains and price increases across most major product lines. Sales of resins and emulsions to the textile, electronics, adhesive, industrial coatings and do-it-yourself markets were especially strong. Sales of synthetic thickeners for industrial, personal-care, household and pharmaceutical applications also generated strong volume gains over 1995.

   Specialty Chemicals segment operating income increased 47 percent to $109.5 million. Adjusted for 1996 acquisitions and a divestment in 1995, operating income increased 40 percent. Higher volumes accounted for most of the growth in operating income, while lower raw material costs and higher selling prices also contributed.

OUTLOOK: The divestiture of the SC&A Group early in 1997 leaves a smaller segment, but one with higher overall margins. The segment is now more focused in areas where BFGoodrich provides greater value to customers and is less sensitive to commercial construction activity and cycles. As a result, seasonal profitability swings should be diminished. Continued volume growth and the benefit of a full year's results for 1996 acquisitions in the Specialty Additives and Specialty Plastics Groups will partially mitigate the impact of the divestiture of the SC&A Group. The growth in volume demand will be stimulated by new product offerings and will be supported by both domestic and European capacity expansions. Sales to international markets in 1997 and beyond are expected to expand at a faster rate than domestic markets, while European volume will be increasingly supplied from an acquired plant in Spain and new plants being constructed or in operation in Belgium and The Netherlands. Efforts will increase to expand the segment's infrastructure and market share in the Far East. The segment will also continue to look for strategic acquisitions to complement current strengths.


OTHER OPERATIONS: Other Operations represents the chlor-alkali and olefins operations located at Calvert City, Ky. ("Facilities").

   Sales of chlor-alkali and olefins products declined from 1995 levels, principally as a result of lower selling prices and volumes for ethylene, and lower prices for caustic soda. This is reflective of the cyclical nature of the industry. Sales declined from $188.9 million in 1995 to $160.6 million in 1996.

   Operating income in 1996 decreased 64 percent to $20.8 million, due to the volume and price declines from 1995. Higher propane costs in 1996 contributed to the margin reduction.

   The Facilities were the subject of a lawsuit and subsequent arbitration that Westlake Monomers Corporation ("Westlake") initiated in 1993, seeking up to $350 million in damages. In August 1996, Westlake exercised its right to terminate an agreement to purchase the Facilities. All of Westlake's claims in the lawsuit and arbitration were terminated as a result of Westlake's decision not to purchase the Facilities.

OUTLOOK: As non-strategic businesses, the chlor-alkali and olefins operations are being managed for cash flow. The Company does not have a significant market share in either of these businesses. Consequently, earnings and cash flow are determined by commodity market conditions.

                     The BFGoodrich Company and Subsidiaries

1995 Compared with 1994

CONSOLIDATED OPERATIONS: Record sales and operating income in 1995 for each of the Company's segments culminated a year of solid growth, despite challenging conditions in certain markets. Sales of $2,049.3 million in 1995 increased 11 percent compared with 1994. Adjusted for acquisitions and a divestment, consolidated sales increased 10 percent. Net income of $118 million in 1995 included the special items previously presented.

   Selling and administrative expenses were 21 percent of sales, down from 22 percent in 1994. This improvement reflected higher sales and continuing successful efforts to reduce costs. Corporate expenses remained virtually unchanged from 1994, after excluding a $3.1 million pretax charge for a voluntary early retirement program in 1995.

AEROSPACE: The Aerospace segment achieved record sales and operating income in 1995, despite continued weakness in original-equipment markets. The sales growth resulted primarily from increased outsourcing of MRO services by airlines and from higher aftermarket demand for ice protection, avionics and wheels and brakes products.

   The Landing Systems Group continued to benefit from increased airline demand on several wheel and brake programs, including Boeing 737 and 747, Airbus A320 and A330/340 and out-of-production models. Initial shipments for the Boeing 777 program and strong commercial and military landing gear spares sales also contributed to the sales increase. These gains more than offset both lower commercial and military original-equipment landing gear sales, and reduced sales of aircraft evacuation slides due to lower commercial aircraft build rates.

   Strong demand for pneumatic and propeller de-icing products and collision warning systems accounted for the higher Sensors and Integrated Systems Group sales. These gains were partially offset by reduced military aircraft production and lower sales of fuel measurement systems caused by reduced production rates for Boeing and Airbus.

   The MRO Group achieved significant sales growth over 1994 levels. Increased demand for MRO services for commercial airframes and components, principally landing gear and wheels and brakes, accounted for most of the sales growth. This growth reflected the continuing trend toward maintenance outsourcing by airlines and package carriers. New contract awards with Continental Airlines, Alaska Airlines and Western Pacific Airlines contributed to the revenue growth.




   Aerospace segment operating income increased 20 percent over 1994 on a 9 percent increase in sales. The improved operating margins reflected the favorable impact of volume growth in aircraft services and aftermarket products. In addition, operating margins benefited from improved capacity utilization and the successful implementation of productivity and cost-containment initiatives, primarily in the Landing Systems and Sensors and Integrated Systems Groups.

SPECIALTY CHEMICALS: Segment sales and operating income surpassed the record levels achieved in 1994. Sales in 1995 increased to $710.8 million, an 11 percent increase over 1994. Excluding acquisitions and a divestment, sales increased 8 percent.

   Sales growth primarily reflected an increase in domestic sales, resulting from higher volume and pricing in most U.S. markets. Volume growth came from increased demand for existing products, continued expansion of product applications and entries into new markets.

   The Specialty Plastics Group sales increase reflected continued strong demand for thermoplastic polyurethane and price increases across major product lines. The price increases helped offset the significant rise in raw material costs experienced during the first half of 1995. Weakness in the Middle East and U.S. housing markets dampened sales growth of high-heat-resistant plastics. In 1995, the Group also benefited from a favorable foreign exchange effect on sales.

   The Specialty Additives Group sales increased 21 percent over the prior year. Excluding two acquisitions made in 1994, sales increased 6 percent, reflecting both volume gains and price increases across most major product lines. Polymer resin, emulsion and compound sales to the electronics, textile and do-it-yourself markets were especially strong. Sales of synthetic thickeners for personal-care applications also grew significantly.

   Specialty Chemicals segment operating income increased 3 percent to $74.4 million. Adjusted for 1994 acquisitions and a divestment in 1995, operating income decreased 1 percent. Significant increases in raw material costs for many specialty additives and specialty plastics products negatively affected earnings, despite implementation of cost-control initiatives and price increases. The effect of higher raw material costs and increased spending to support volume growth dampened the income contribution of higher sales.

                               1996 Annual Report

OTHER OPERATIONS: Sales of chlor-alkali and olefins products added to the year's gain in consolidated sales, as both volume and selling prices for all products increased significantly over the prior year. Sales in 1995 increased 18 percent to $188.9 million.

   Operating income in 1995 increased 139 percent to $57.5 million, reflecting the volume and price gains over 1994, stable raw material costs and favorable utility costs.

RESTRUCTURING COSTS

In 1996, the Company recognized a $4 million pretax charge for a voluntary early retirement program for eligible employees of the Specialty Plastics and Specialty Additives Groups.

   In 1995, the Company recorded a $3.1 million pretax charge to reflect the termination benefits paid under a voluntary early retirement program for eligible salaried employees at the Company's corporate headquarters, Advanced Technology Group research facilities and Aerospace segment headquarters.

   The Company did not incur restructuring costs in 1994.

   The Company continues to evaluate employment levels and facility cost structures in relation to economic and competitive conditions.


INTEREST

Interest expense decreased to $40.4 million in 1996 from $44.5 million in 1995, due principally to $4 million more interest being capitalized on qualifying capital projects. In 1995, interest expense decreased $2.6 million from 1994 as debt levels were reduced with the proceeds from a 1995 business sale. Interest income in 1995 included $1 million of interest received from an insurance settlement related to past environmental issues.


OTHER INCOME (EXPENSE)-NET

Other income (expense)-net for 1996 reflected expense of $21.8 million compared with income of $.5 million in 1995. The 1995 amount included $19.1 million of income from the favorable settlement of certain insurance issues relating to past environmental claims, principally for previously discontinued businesses, and a $3.6 million gain from the sale of a business.


DISCONTINUED OPERATIONS

On October 21, 1996, the Company entered into a definitive agreement to sell Tremco Incorporated ("Tremco"), its wholly owned subsidiary, to RPM, Inc. The transaction was completed on February 3, 1997, for approximately $230 million, resulting in an estimated pretax gain of approximately $85 million, subject to post-closing adjustments. The proceeds were used, in part, to repay outstanding short-term bank debt. Also during 1996, the Company disposed of Tremco Autobody Technologies, Inc. and an adhesives business. The operations of Tremco, Tremco Autobody Technologies, Inc. and the adhesives business represented the SC&A Group of the Company. The disposition of the SC&A Group represents the disposal of a segment of a business under APB Opinion No. 30. For further information, see Note B to the Consolidated Financial Statements.


RETURN ON EQUITY

Management's objective is to achieve and maintain a return on equity in the mid-teens. In 1996, the Company achieved a return on equity of 15.7 percent, compared with 13.3 percent in 1995 and 8.5 percent in 1994. Adjusted for the special items previously mentioned, return on equity was 12.4 percent and 11.8 percent in 1996 and 1995, respectively.

                                   [graphic]


                              BFGoodrich Company
                               Return on Equity
                           94          8.5%
                           95         13.3%
                           96         15.7%

         The Company's objective is to achieve and maintain a return on equity in the mid-teens.

CAPITAL RESOURCES AND LIQUIDITY

Current assets less current liabilities decreased by approximately $68 million at December 31, 1996, compared with December 31, 1995. The Company's current ratio decreased to 1.4X at December 31, 1996, from 1.5X at December 31, 1995. In addition, the quick ratio decreased to .67X at the end of 1996 from .77X at the end of 1995. These decreases principally reflect higher levels of short-term bank debt in 1996. The 1995 liquidity ratios above reflect the benefit of $80 million in proceeds from the sale of a business during that year, which were used to reduce short-term bank debt temporarily in anticipation of acquisition activity in 1996.

                     The BFGoodrich Company and Subsidiaries


   The Company has adequate cash flow from operations to satisfy its operating requirements and capital spending programs. In addition, the Company has the credit facilities described in the following paragraphs to finance growth opportunities as they arise.

   The Company maintains $370 million of uncommitted domestic money market facilities with various banks to meet its short-term borrowing requirements. As of December 31, 1996, $262.5 million of these facilities were unused and available. The Company's uncommitted credit facilities are provided by a small number of commercial banks that also provide the Company with all of its domestic committed lines of credit and the majority of its cash management, trust and investment management requirements. As a result of these established relationships, the Company believes that its uncommitted facilities are a highly reliable and cost-effective source of liquidity.

   The Company also maintains $300 million of committed domestic revolving credit agreements with various banks, expiring in the year 2000. At December 31, 1996, and throughout the year, these facilities were not in use.

   In addition, the Company has an effective shelf registration statement with the Securities and Exchange Commission providing the ability to issue up to $281 million of public debt securities as of December 31, 1996 (referred to as the MTN program). MTN notes outstanding at December 31, 1996, are fixed-rate non-callable debt securities. During 1996, the Company issued $20 million of 7.5 percent MTN notes, due in 2026, and $20 million of 7.4 percent MTN notes, due in 2046. The proceeds were used to replace scheduled maturities of long-term debt, which the Company intends to continue to refinance on a longer-term basis.

   During 1996, the Company established a $75 million committed multi-currency revolving credit facility with various international banks, expiring in the year 2003. The Company intends to use this facility for medium-term, local currency financing to support the growth of its European operations. At December 31, 1996, the Company had borrowed approximately $29 million denominated in Spanish pesetas at a floating rate that is tied to Spanish LIBOR.

   The Company believes that its credit facilities are sufficient to meet longer-term capital requirements, including normal maturities of long-term debt.

   One of the Company's objectives is to achieve an "A" credit rating by the leading rating organizations. This accomplishment would reduce the Company's cost of debt capital and strengthen the Company's financial flexibility to achieve its growth plans. In 1996, the Company achieved an important step in attaining this goal by having its senior debt rating upgraded to A- from BBB+ by Duff & Phelps Credit Rating Co.

   At December 31, 1996, the Company's debt-to-capitalization ratio was 32.6 percent. For purposes of this ratio, the QUIPS (see Note O to the Consolidated Financial Statements) are treated as capital. The Company continues to manage its debt-to-capitalization ratio consistent with its long-term target range of 35 to 40 percent.

                                   [graphic]

                            The BFGoodrich Company
                            Debt to Capitalization

                       94             37.4%
                       95             33.9%
                       96             32.6%

   The Company has significant financial strength to pursue its growth objectives.

CASH FLOWS

"Net operating cash flow" is cash from operations remaining after satisfying capital expenditures, dividend payments and the effects of acquisitions and divestitures. The Company's longer-term strategy is to maximize cash flow through profitable business growth and to reinvest in opportunities that will build shareholder value as well as to provide common shareholders with appropriate dividend payments. The Company's near-term objective is to achieve increasing levels of positive cash flow after satisfying capital expenditures and payment of dividends, but excluding the effects of acquisitions and divestitures.

   Net operating cash flow is summarized as follows:

 (In millions)
--------------------------------------------------------------------------------
 Year Ended December 31                   1996       1995        1994
--------------------------------------------------------------------------------
 Cash flows from (used for):
   Operations                        $    257.7   $  193.5   $  183.6
   Capital  expenditures - net           (178.4)    (146.4)    (118.8)
--------------------------------------------------------------------------------
                                           79.3       47.1       64.8

Dividends and
     QUIPS distributions                  (69.4)     (66.7)     (64.6)
--------------------------------------------------------------------------------
                                            9.9      (19.6)        .2

Acquisitions and
     divestitures - net                   (79.0)      66.9      (20.2)
--------------------------------------------------------------------------------
 Net operating cash flow             $    (69.1)  $   47.3   $  (20.0)
================================================================================

                               1996 Annual Report

   Cash flow from operations increased significantly in 1996, to $257.7 million from $193.5 million in 1995. This improvement largely reflects less operating working capital (defined as accounts receivable plus pre-LIFO inventory less accounts payable) usage in 1996 compared with 1995. Average operating working capital as a percent of sales decreased to 25 percent in 1996 from 26 percent in 1995. The Company has a continued emphasis to minimize its investment in working capital. Cash flow from operations has been more than adequate to finance capital expenditures in each of the past three years. The Company expects to have sufficient cash flow from operations to finance planned capital spending for 1997.


ENVIRONMENTAL MATTERS

Federal, state and local statutes and regulations relating to the protection of the environment and the health and safety of employees and other individuals have resulted in higher operating costs and capital investments by the industries in which the Company operates. Because of a focus toward greater environmental awareness and increasingly stringent environmental regulations, the Company believes that expenditures for compliance with environmental, health and safety regulations will continue to have a significant impact on the conduct of its business. Although it cannot predict accurately how these developments will affect future operations and earnings, the Company does not believe its costs will vary significantly from those of its competitors.

   The Company expects to incur capital expenditures and future costs for environmental, health and safety improvement programs. These expenditures are customary operational costs and are not expected to have a material adverse effect on the financial position, liquidity or results of operations of the Company.

  BFGoodrich and its subsidiaries are generators of both hazardous and non-hazardous wastes, the treatment, storage, trans portation and disposal of which are subject to various laws and governmental regulations. Although past operations were in substantial compliance with the then-applicable regulations, the Company has been designated as a potentially responsible party by the U.S. Environmental Protection Agency ("EPA") in connection with approximately 32 sites, most of which related to businesses previously discontinued. The Company believes it may have continuing liability with respect to not more than 15 sites.





   The Company initiates corrective and/or preventive environmental projects of its own to ensure safe and lawful activities at its current operations. The Company believes that compliance with current governmental regulations will not have a material adverse effect on its capital expenditures, earnings or competitive position. The Company's environmental engineers and consultants review and monitor past and existing operating sites. This process includes investigation of National Priority List sites, where the Company is considered a potentially responsible party, review of remediation methods and negotiation with other potentially responsible parties and governmental agencies.

   At December 31, 1996, the Company had recorded as Accrued expenses and as Other Non-current Liabilities a total of $22.4 million to cover future environmental expenditures, principally for remediation of the aforementioned sites and other environmental matters. A significant portion of accrued environmental liabilities is in connection with five sites which relate to businesses previously discontinued. Two of the most significant variables in determining the Company's ultimate liability are the remediation method finally adopted for the site and the Company's share of the total site remediation cost. With respect to the five previously discontinued sites, the Company's maximum percentage share of the ultimate remediation costs is fixed. Of the five sites, two sites are in the operation and maintenance phase for which costs are reasonably fixed; a third site is in the construction phase, which is expected to be completed soon, which the Company will "buy out" of for a percentage of the total cost without any further liability exposure; a fourth site will be constructed in 1997 for which reasonable estimates of the ultimate completion cost can be made; however, the final cost at completion can vary significantly as a result of changes made during the construction phase and changed regulatory agency requirements, all of which are difficult to predict. With respect to the fifth site, uncertainty exists as to the total cost of remediation and the amount of past EPA costs to be reimbursed.

   Management believes that it is reasonably possible that additional costs may be incurred beyond the amounts accrued as a result of new information. However, the amounts, if any, cannot be estimated and management believes that they would not be material to the Company's financial condition, but could be material to the Company's results of operations in a given period.

                    The BFGoodrich Company and Subsidiaries

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

   BFGoodrich maintains a system of internal controls designed to provide reasonable assurance that accounting records are reliable for the preparation of financial statements and for safeguarding assets. The Company's system of internal controls includes: written policies, guidelines and procedures; organizational structures, staffed through the careful selection of people that provide an appropriate division of responsibility and accountability; and an internal audit program.

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

D. L. Burner
President and Chief
Executive Officer

D. L. Tobler
Executive Vice President
and Chief Financial
Officer

S. G. Rolls
Vice President and
Controller





REPORT OF INDEPENDENT AUDITORS


To the Shareholders and Board of Directors of The BFGoodrich Company:

   We have audited the accompanying consolidated balance sheet of The BFGoodrich Company and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The BFGoodrich Company and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Cleveland, Ohio
February 4, 1997                Ernst & Young LLP

                               1996 Annual Report


CONSOLIDATED STATEMENT OF INCOME


(Dollars in millions, except per share amounts)

Year Ended December 31                                                          1996                1995             1994
-----------------------------------------------------------------------------------------------------------------------------------
SALES                                                                        $ 2,238.8           $ 2,049.3        $  1,849.3

Operating costs and expenses:
  Cost of sales                                                                1,528.1             1,401.6           1,285.2
  Selling and administrative expenses                                            467.9               422.6             399.0
  Restructuring costs                                                              4.0                 3.1               -
-----------------------------------------------------------------------------------------------------------------------------------
                                                                               2,000.0             1,827.3           1,684.2
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                 238.8               222.0             165.1

Interest expense                                                                 (40.4)              (44.5)            (47.1)
Interest income                                                                    1.5                 2.5               1.0
Other income (expense)--net                                                      (21.8)                 .5             (25.1)
-----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations
  before income taxes and Trust distributions                                    178.1               180.5              93.9
Income tax expense                                                               (61.4)              (65.1)            (35.7)
Distributions on Trust preferred securities                                      (10.5)               (5.1)              -
-----------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                                106.2               110.3              58.2

Income from discontinued operations--net                                          45.5                 7.7              17.5
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                       151.7               118.0              75.7

Dividends and call premium on preferred stocks                                     -                  (5.6)             (8.0)
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME APPLICABLE TO COMMON STOCK                                         $  151.7           $   112.4        $     67.7
===================================================================================================================================
EARNINGS PER SHARE

   Continuing operations                                                      $   1.97           $    2.00        $      .97
   Discontinued operations                                                         .84                 .15               .34
-----------------------------------------------------------------------------------------------------------------------------------
   NET INCOME                                                                 $   2.81           $    2.15        $     1.31
===================================================================================================================================

See Notes to Consolidated Financial Statements.

                     The BFGoodrich Company and Subsidiaries



CONSOLIDATED BALANCE SHEET


(Dollars in millions,
except per share amounts)
December 31                                                                                   1996                   1995
------------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS

  Cash and cash equivalents                                                           $       48.7           $       60.3
  Accounts and notes receivable                                                              398.0                  399.0
  Inventories                                                                                367.1                  355.3
  Deferred income taxes                                                                       68.0                   67.9
  Prepaid expenses and other assets                                                           30.5                   32.7
------------------------------------------------------------------------------------------------------------------------------------

   TOTAL CURRENT ASSETS                                                                      912.3                  915.2
------------------------------------------------------------------------------------------------------------------------------------

DEFERRED INCOME TAXES                                                                          3.3                   28.3
PROPERTY                                                                                     946.0                  859.2
GOODWILL                                                                                     544.3                  481.4
IDENTIFIABLE INTANGIBLE
ASSETS                                                                                        47.6                   51.5
INTANGIBLE PENSION ASSET                                                                       -                     42.6
OTHER ASSETS                                                                                 209.6                  111.4
------------------------------------------------------------------------------------------------------------------------------------

   TOTAL ASSETS                                                                        $   2,663.1           $    2,489.6
====================================================================================================================================

CURRENT LIABILITIES

  Short-term bank debt                                                                 $     130.8           $       11.3
  Accounts payable                                                                           243.1                  235.9
  Accrued expenses                                                                           241.5                  237.0
  Income taxes payable                                                                        11.1                   33.3
  Current maturities of long-term debt
   and capital lease obligations                                                              36.0                   80.3
------------------------------------------------------------------------------------------------------------------------------------

   TOTAL CURRENT LIABILITIES                                                                 662.5                  597.8
------------------------------------------------------------------------------------------------------------------------------------

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS                                                 400.0                  422.3

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS                                                  348.5                  351.9

OTHER NON-CURRENT LIABILITIES                                                                 79.3                  116.8

MANDATORILY REDEEMABLE PREFERRED SECURITIES OF TRUST                                         122.6                  122.2

SHAREHOLDERS' EQUITY

Common stock--$5 par value
   Authorized, 100,000,000 shares;
   issued, 54,899,308 shares in 1996 and
   53,578,520 shares in 1995                                                                 274.5                  133.9
  Additional capital                                                                         357.3                  447.5
  Income retained in the business                                                            453.7                  360.9
  Cumulative unrealized translation adjustments                                                5.9                    9.6
  Amount related to recording  minimum  pension liability                                      -                    (28.8)
  Unearned portion of restricted stock awards                                                 (9.0)                 (16.2)
  Common stock held in treasury, at cost
   (1,135,985 shares in 1996 and 1,045,136 shares in 1995)                                   (32.2)                 (28.3)
------------------------------------------------------------------------------------------------------------------------------------
   TOTAL SHAREHOLDERS' EQUITY                                                              1,050.2                  878.6
------------------------------------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                         $     2,663.1           $    2,489.6
====================================================================================================================================

See Notes to Consolidated Financial Statements.


                                                        1996 Annual Report

CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollars in millions)
Year Ended December 31                                                          1996                1995              1994
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES

Net income                                                               $     151.7         $      118.0       $     75.7
  Adjustments to reconcile   net  income  to
   net cash provided  by operating activities:
    Depreciation and amortization                                              118.4                113.9            112.1
    Deferred income taxes                                                       17.9                 29.5             21.2
    Gains on sale of businesses                                                 (9.7)                (3.6)             -
    Change in  assets  and liabilities, net of
     effects of acquisitions and dispositions
     of businesses:
        Receivables                                                             13.8                (15.4)           (60.4)
        Inventories                                                             (9.4)               (22.8)            11.8
        Other current assets                                                     2.0                  (.1)            (4.7)
        Accounts payable                                                        (2.8)                 2.2             57.6
        Accrued expenses                                                         3.0                 (8.0)             9.5
        Income taxes payable                                                   (19.5)                 9.1             (5.6)
        Other non-current assets and liabilities                                (7.7)               (29.3)           (33.6)
------------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                    257.7                193.5            183.6

INVESTING ACTIVITIES

  Purchases of property                                                       (184.1)              (147.7)          (129.3)
  Proceeds from sale of property                                                 5.7                  3.2             10.5
  Payments made in connection with acquisitions,
   net of cash acquired                                                       (107.9)               (15.4)           (20.2)
  Proceeds from sale of businesses                                              28.9                 82.3              -
  Other transactions                                                             -                   (1.9)             -
------------------------------------------------------------------------------------------------------------------------------------
  Net cash used by investing activities                                       (257.4)               (79.5)          (139.0)

FINANCING ACTIVITIES

  Changes in short-term debt                                                   118.9                (59.2)            46.7
  Proceeds from issuance of long-term debt                                      70.0                 80.8              -
  Repayment of long-term debt and capital lease
   obligations                                                                (141.8)               (62.0)           (20.5)
  Proceeds from issuance of capital stock                                       11.2                 16.6              1.4
  Proceeds from issuance of Trust preferred securities,
   net of issuance costs                                                         -                  122.1              -
  Purchases of treasury stock                                                    (.1)               (33.4)            (1.1)
  Dividends                                                                    (58.9)               (61.6)           (64.6)
  Distributions on Trust preferred securities                                  (10.5)                (5.1)             -
  Retirements of preferred stock                                                 -                  (88.3)            (4.9)
------------------------------------------------------------------------------------------------------------------------------------
  Net cash used by financing activities                                        (11.2)               (90.1)           (43.0)

EFFECT OF EXCHANGE RATE
CHANGES ON CASH AND CASH EQUIVALENTS                                             (.7)                  .6               .8
------------------------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           (11.6)                24.5              2.4
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                  60.3                 35.8             33.4
------------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                 $      48.7         $       60.3       $     35.8
====================================================================================================================================

See Notes to Consolidated Financial Statements.

                   The BFGoodrich Company and Subsidiaries


CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(Dollars in millions, except per share amounts)
Year Ended December 31                                                             1996              1995             1994
------------------------------------------------------------------------------------------------------------------------------------
$3.50 CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES D                      $       -        $        -        $     110.0
------------------------------------------------------------------------------------------------------------------------------------


COMMON STOCK--$5 PAR VALUE
  Balance at  beginning  of year                                                  133.9             129.8            128.8
  Common stock issued for:
   Two-for-one common stock split                                                 134.7               -                -
   Contribution to pension plans                                                    3.8               -                -
   Acquisitions                                                                     -                 -                 .7
   Conversion  of  Series D Preferred Stock                                         -                 2.0              -
   Employee award programs                                                          2.1               2.1               .3
------------------------------------------------------------------------------------------------------------------------------------
  Balance at end of year                                                          274.5             133.9            129.8
------------------------------------------------------------------------------------------------------------------------------------

ADDITIONAL CAPITAL
  Balance at beginning of year                                                    447.5             401.7            393.8
  Two-for-one common stock split                                                 (134.7)              -                -
  Contribution to pension plans                                                    26.2               -                -
  Acquisitions                                                                      -                 -                5.6
  Conversion of Series D Preferred Stock                                            -                20.8              -
  Employee award programs                                                          15.6              23.6              2.3
  Other capital share transactions                                                  2.7               1.4              -
------------------------------------------------------------------------------------------------------------------------------------
  Balance at end of year                                                          357.3             447.5            401.7
------------------------------------------------------------------------------------------------------------------------------------

INCOME RETAINED IN THE BUSINESS

  Balance at beginning of year                                                    360.9             305.7            294.6
  Net income                                                                      151.7             118.0             75.7
  Premium on redemption of Series D Preferred Stock                                 -                (1.2)             -
  Dividends:
   Preferred Stock:
     Series A, $7.85 a share                                                        -                 -                (.3)
     Series D, $3.50 a share                                                        -                (4.4)            (7.7)
   Common stock--$1.10 per share in each year                                     (58.9)            (57.2)           (56.6)
------------------------------------------------------------------------------------------------------------------------------------
     Total dividends                                                              (58.9)            (61.6)           (64.6)
------------------------------------------------------------------------------------------------------------------------------------
  Balance at end of year                                                          453.7             360.9            305.7
------------------------------------------------------------------------------------------------------------------------------------

CUMULATIVE UNREALIZED TRANSLATION ADJUSTMENTS

  Balance at beginning of year                                                      9.6               4.9              (.3)
  Aggregate adjustments for the year                                               (3.7)              4.7              5.2
------------------------------------------------------------------------------------------------------------------------------------
  Balance at end of year                                                            5.9               9.6              4.9
------------------------------------------------------------------------------------------------------------------------------------

AMOUNT RELATED TO RECORDING MINIMUM PENSION LIABILITY                               -               (28.8)           (18.6)
------------------------------------------------------------------------------------------------------------------------------------
UNEARNED PORTION OF RESTRICTED STOCK AWARDS                                        (9.0)            (16.2)            (3.9)
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK HELD IN TREASURY, AT COST                                            (32.2)            (28.3)            (7.0)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                  $   1,050.2      $      878.6      $     922.6
====================================================================================================================================

See Notes to Consolidated Financial Statements.

                               1996 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A
SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements reflect the accounts of The BFGoodrich Company ("BFGoodrich" or the "Company") and its majority-owned subsidiaries. Investments of 20- to 50-percent-owned affiliates and majority-owned companies in which investment is considered temporary are accounted for using the equity method. Equity in earnings from these businesses is included in Other income (expense)-net. Intercompany accounts and transactions have been eliminated.

CASH EQUIVALENTS: Cash equivalents consist of highly liquid investments with a maturity of three months or less at the time of purchase.

INVENTORIES: Inventories are stated at the lower of cost or market. Certain domestic inventories are valued by the last-in, first-out ("LIFO") cost method. Inventories not valued by the LIFO method are valued principally by the average cost method.

LONG-LIVED ASSETS: Property, plant and equipment, including amounts recorded under capital leases, are recorded at cost. Depreciation and amortization is computed principally using the straight-line method over the following estimated useful lives: buildings and improvements, 15 to 40 years; machinery and equipment, 5 to 15 years. Repairs and maintenance costs are expensed as incurred.

   Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired businesses and is being amortized by the straight-line method, in most cases over 20 to 40 years.

   Identifiable intangible assets are recorded at cost, or when acquired as a part of a business combination, at estimated fair value. These assets include patents and other technology agreements, licenses and non-compete agreements. They are amortized using the straight-line method over estimated useful lives of 5 to 25 years.

   Impairment of long-lived assets and related goodwill is recognized when events or changes in circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be recoverable. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimated discounted future cash flows resultinG from the use and ultimate disposition of the asset.





REVENUE RECOGNITION: The Company recognizes revenues from the sale of products at the point of passage of title, which is at the time of shipment. Revenues earned from providing maintenance service are recognized when the service is complete.

FINANCIAL INSTRUMENTS: The Company's financial instruments recorded on the balance sheet include cash and cash equivalents, accounts and notes receivable, accounts payable and debt. Because of their short maturity, the carrying amount of cash and cash equivalents, accounts and notes receivable, accounts payable and short-term bank debt approximates fair value. Fair value of long-term debt is based on rates available to the Company for debt with similar terms and maturities.

   Off balance sheet derivative financial instruments at December 31, 1996, include an interest rate swap agreement, foreign currency forward contracts and foreign currency swap agreements.

   Interest rate swap agreements are used by the Company, from time to time, to manage interest rate risk on its floating rate debt portfolio. Each interest rate swap is matched as a hedge against a specific debt instrument and has the same notional amount as the related debt instrument principal. Interest rate swap agreements are generally entered into at the time the related floating rate debt is issued in order to convert the floating rate debt to fixed rates. Fair value of these instruments is based on estimated current settlement cost.

   The Company enters into foreign currency forward contracts (principally against the British pound, Italian lira, Spanish peseta, French franc, Dutch gilder and U.S. dollar) to hedge the net receivable/payable position arising from trade sales and purchases and intercompany transactions by its European businesses. Foreign currency forward contracts reduce the Company's exposure to the risk that the eventual net cash inflows and outflows resulting from the sale of products and purchases from suppliers denominated in a currency other than the functional currency of the respective businesses will be adversely affected by changes in exchange rates. Foreign currency gains and losses under the above arrangements are not deferred. Foreign currency forward contracts are entered into with major commercial European banks that have high credit ratings. From time to time, the Company uses foreign currency forward contracts to hedge purchases of capital equipment. Foreign currency gains and losses for such purchases are deferred as part of the basis of the asset.

                     The BFGoodrich Company and Subsidiaries

   The Company also enters into foreign currency swap agreements (principally for the Belgian franc, French franc and Dutch gilder) to eliminate foreign exchange risk on intercompany loans between European businesses.

   The fair value of foreign currency forward contracts and foreign currency swap agreements is based on quoted market prices.

STOCK-BASED COMPENSATION: The Company accounts for stock-based employee compensation in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations.

EARNINGS PER SHARE: Primary earnings per share of common stock are computed after recognition of preferred stock dividend requirements and premiums associated with the redemption of preferred stock, based on the weighted average number of common stock and common stock equivalents outstanding of 53,979,757 for 1996, 52,339,140 for 1995 and 51,532,752 for 1994. Fully diluted earnings per share are not presented, since dilution is less than 3 percent.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS: Certain amounts presented in prior years' financial statements and the notes thereto have been reclassified to conform with the 1996 presentation.


NOTE B
DISCONTINUED OPERATIONS

On October 21, 1996, the Company entered into a definitive agreement to sell Tremco Incorporated ("Tremco"), its wholly owned subsidiary, to RPM, Inc. The transaction was completed on February 3, 1997, for approximately $230 million resulting in an estimated pretax gain of approximately $85 million, subject to post-closing adjustments. Also during 1996, the Company disposed of Tremco Autobody Technologies, Inc. and an adhesives business. The operations of Tremco, Tremco Autobody Technologies, Inc. and the adhesives business represented the Sealants, Coatings and Adhesives ("SC&A") Group of the Company. The disposition of the SC&A Group represents the disposal of a segment of a business under APB Opinion No. 30. Accordingly, the Consolidated Statement of Income has been restated to reflect the SC&A Group as a discontinued operation. Following is a summary of the operations of the SC&A Group, which in 1996 excludes sales and net losses during the phase-out period. Discontinued operations in 1996 also include a $30 million, or $.55 per share, non-cash adjustment to the gain calculation of a business previously divested and reported as a discontinued operation in 1993.


(In millions)                          1996             1995             1994
-------------------------------------------------------------------------------
Sales                                $ 316.8         $  359.5         $  349.5
-------------------------------------------------------------------------------
Pretax income from operations        $  20.6         $   17.8         $   14.7

Gain on sale of business                 6.4               -                -

Income tax expense                     (11.5)           (10.1)            (7.2)
-------------------------------------------------------------------------------
Net income from operations              15.5              7.7              7.5

Adjustments to gain of
 1993 discontinued operation            30.0               -              10.0
-------------------------------------------------------------------------------
Income from discontinued
 operations                          $  45.5         $    7.7         $   17.5
================================================================================


   Included in the December 31, 1996 Consolidated Balance Sheet are assets of $220.7 million and liabilities of $102.7 million related to discontinued operations.

   In 1994, the Company recognized a $10 million tax benefit as a result of realizing the benefit of utilizing excess foreign tax credits resulting from a business previously divested and reported as a discontinued operation in 1993.


ACQUISITIONS, DISPOSITIONS AND RESTRUCTURINGS

ACQUISITIONS: During 1996, the Company's Specialty Chemicals segment acquired five businesses for cash consideration of approximately $108 million. The aggregate purchase price includes approximately $80 million of goodwill. The purchase price allocations have been based on preliminary estimates, which may be revised at a later date.

   Four of the acquisitions are part of the Specialty Additives Group. One of the businesses acquired is a European-based supplier of emulsions and polymers for use in paint and coatings for textiles, paper, graphic arts and industrial applications. Two of the acquisitions represent product lines consisting of water-borne acrylic resins and coatings and additives used in the graphic arts industry. The fourth acquisition consists of water-based textile coatings product lines. The Specialty Plastics Group made the remaining acquisition, a small supplier of anti-static compounds.

                               1996 Annual Report

   Goodwill is being amortized using the straight-line method over periods up to 20 years for the five Specialty Chemicals acquisitions.

   During 1995, BFGoodrich acquired four small aerospace businesses and two small specialty chemical businesses. The aggregate purchase price of these businesses was $15.4 million.

   During 1994, the Company acquired two small specialty chemical businesses which manufacture coatings and products for the textile industry. The cash paid and stock issued for these businesses was $26.5 million in the aggregate.

   These acquisitions were recorded using the purchase method of accounting. Their results of operations have been included in the consolidated financial statements since their respective dates of acquisition.

DISPOSITIONS: In May 1995, the Company sold its wholly owned subsidiary, Arrowhead Industrial Water, Inc., for $84.3 million, resulting in a pretax gain of $3.6 million, which is included in Other income (expense)-net.

RESTRUCTURINGS: In 1996, the Company recognized a $4 million pretax charge for a voluntary early retirement program for eligible employees of the Specialty Plastics and Specialty Additives Groups.

   In 1995, the Company recorded a $3.1 million pretax charge to reflect the termination benefits paid under a voluntary early retirement program for eligible salaried employees at the Company's corporate headquarters, Advanced Technology Group research facilities and Aerospace segment headquarters. The Company did not incur restructuring costs in 1994.

NOTE D
FINANCING ARRANGEMENTS

SHORT-TERM BANK DEBT: At December 31, 1996, the Company had separate revolving credit agreements with certain banks providing for domestic lines of credit aggregating $300 million. Borrowings under these agreements can be for any period of time until the expiration date and bear interest, at the Company's option, at rates tied to the banks' certificate of deposit, Eurodollar or prime rate. The lines expire on June 30, 2000, unless extended by the banks at the request of the Company. Under the agreements, the Company is required to pay a commitment fee of 12 basis points per annum on the total $300 million committed line. At December 31, 1996, no amounts were outstanding pursuant to these agreements.





   In addition, the Company had available formal foreign lines of credit and overdraft facilities of $57.4 million at December 31, 1996, of which $23.3 million was used.

   The Company also maintains uncommitted domestic money market facilities with various banks aggregating $370 million, of which $262.5 million of these lines were unused and available at December 31, 1996. Weighted average interest rates on outstanding short-term borrowings were 6.6 percent and 7.1 percent at December 31, 1996 and 1995, respectively. Weighted average interest rates on short-term borrowings were 5.9 percent, 6.5 percent and 4.9 percent in 1996, 1995 and 1994, respectively.

LONG-TERM DEBT: At December 31, 1996 and 1995, long-term debt and capital lease obligations payable after one year consisted of:


(In millions)                                   1996                1995
-------------------------------------------------------------------------------
Short-term debt expected
  to be refinanced                         $     -                $  50.0
9.625% Notes, maturing in 2001                  175.0               175.0
MTN notes payable                               119.0                79.0
European revolver                                29.2                 -
IDRBs, maturing in 2023, 6.0%                    60.0                60.0
Notes payable to banks                           -                   32.4
Other debt, maturing to 2015
  (interest rates from 7.4% to 13.0%)            14.0                22.5
-------------------------------------------------------------------------------
                                                397.2               418.9

Capital lease obligations (Note E)                2.8                 3.4
-------------------------------------------------------------------------------
Total                                       $   400.0             $ 422.3
================================================================================


MTN NOTES PAYABLE: The Company has an effective shelf registration filed with the Securities and Exchange Commission which, as of December 31, 1996, enables the Company to issue up to $281 million of long-term debt securities in the public markets (referred to as the MTN program). MTN notes outstanding at December 31, 1996, are fixed-rate non-callable debt securities. During 1996, the Company issued $20 million of 7.5 percent MTN notes, due in 2026, and $20 million of 7.4 percent MTN notes, due in 2046. During 1995, the Company issued $79 million of MTN notes, due in 2025 at interest rates ranging from 7.3 percent to 8.7 percent.

                    The BFGoodrich Company and Subsidiaries

EUROPEAN REVOLVER: During 1996, the Company established a $75 million committed multi-currency revolving credit facility with various international banks, expiring in the year 2003. The Company intends to use this facility for medium-term, local currency financing to support the growth of its European operations. At December 31, 1996, the Company had borrowed $29.2 million denominated in Spanish pesetas at a floating rate that is tied to Spanish LIBOR (7.24 percent at December 31, 1996).

IDRBs: The industrial development revenue bonds were issued to finance the construction of a hangar facility in 1993. Property acquired through the issuance of these bonds secures the repayment of the bonds.

   Aggregate maturities of long-term debt, exclusive of capital lease obligations, during the five years subsequent to December 31, 1996, are as follows (in millions): 1997 - $34.7; 1998 - $4.6; 1999 - $.7; 2000 - $.3 and
2001 - $204.5.

   The Company's debt agreements contain various restrictive covenants that, among other things, place limitations on the payment of cash dividends and the repurchase of the Company's capital stock. Under the most restrictive of these agreements, income retained in the business was free from such limitations at December 31, 1996.

NOTE E
LEASING ARRANGEMENTS

The Company leases certain of its office and manufacturing facilities as well as machinery and equipment under various leasing arrangements. The future minimum lease payments from continuing operations, by year and in the aggregate, under capital leases and under noncancelable operating leases with initial or remaining noncancelable lease terms in excess of one year, consisted of the following at December 31, 1996:


                                           Capital              Noncancelable
(In millions)                              Leases             Operating Leases
-------------------------------------------------------------------------------
1997                                      $   1.7                 $  13.2
1998                                          1.1                     9.9
1999                                           .9                     6.6
2000                                           .6                     4.8
2001                                           .5                     2.7
Thereafter                                     .3                    17.2
-------------------------------------------------------------------------------
Total minimum payments                        5.1                 $  54.4
Less  amounts  representing interest          1.0              ================
----------------------------------------------------
Present value of net minimum
 lease payments                               4.1

Less current portion of capital
 lease obligations                            1.3
----------------------------------------------------
Total                                     $   2.8
====================================================


Net rent expense from continuing operations consisted of the following:


(In millions)                       1996          1995           1994
-------------------------------------------------------------------------------
Minimum rentals                  $  23.0        $  20.3         $ 19.4
Contingent rentals                   2.9            2.4            2.4
Sublease rentals                     (.1)           (.1)           (.1)
-------------------------------------------------------------------------------
Total                            $  25.8        $  22.6         $ 21.7
================================================================================


NOTE F
PENSIONS

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

   The Company's general funding policy for pension plans is to contribute amounts at least sufficient to satisfy regulatory funding standards. The Company's qualified pension plans were fully funded on an accumulated benefit obligation basis at December 31, 1996, reflecting the attainment of the Company's goal to fund these plans fully by 1997. Assets for these plans consist principally of corporate and government obligations and commingled funds invested in equities, debt and real estate. At December 31, 1996, the pension plans held 754,717 shares of the Company's common stock with a fair value of $30.6 million.


                               1996 Annual Report

Note F: Pensions
(continued)


(In millions)                                                   1996                                    1995
-----------------------------------------------------------------------------------------------------------------------------------
                                                             Plans with                  Plans with           Plans with
                                                          Assets Exceeding            Assets Exceeding    Accumulated Benefit
                                                             Accumulated                 Accumulated          Obligation
                                                         Benefit Obligation          Benefit Obligation    Exceeding Assets
-----------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of
 accumulated benefit obligation:
   Vested                                                     $  568.8                     $  11.2               $ 546.9
   Non-vested                                                     26.6                          .6                  32.7
-----------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                   595.4                        11.8                 579.6
Plan assets at fair value                                        646.5                        17.8                 545.7
-----------------------------------------------------------------------------------------------------------------------------------
Plan  assets  in  excess of
 (less than) accumulated
  benefit obligation                                          $   51.1                     $   6.0               $ (33.9)
====================================================================================================================================
Projected benefit obligation                                  $  645.0                     $  14.3               $ 620.0
Plan assets at fair value                                        646.5                        17.8                 545.7
-----------------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of
 (less than) projected benefit
  obligation                                                  $    1.5                     $   3.5               $ (74.3)
====================================================================================================================================
Consisting of:
  Unrecognized transition asset(liability)                    $  (20.2)                    $    .7               $ (24.6)
  Unrecognized prior service cost                                (19.0)                        (.5)                (18.0)
  Unrecognized net gain(loss)                                    (63.6)                        2.2                 (84.8)
  Adjustment required to
   recognize minimum liability                                      -                           -                   87.0
  Prepaid(accrued) pension cost
   recognized in the balance sheet                               104.3                         1.1                 (33.9)
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                         $    1.5                     $   3.5               $ (74.3)
====================================================================================================================================

   The components of net periodic pension cost are as follows:

(In millions)                                  1996          1995          1994
--------------------------------------------------------------------------------
Service cost for benefits earned             $ 16.5       $  11.3        $ 11.1

Interest cost on projected benefit
 obligation                                    46.6          47.3          44.0

Actual return on plan assets                  (64.5)       (101.5)        (16.3)

Net amortization and deferral                  22.9          62.1         (18.9)
--------------------------------------------------------------------------------
Net pension cost                             $ 21.5       $  19.2        $ 19.9
================================================================================

   Amortization of unrecognized transition assets and liabilities, prior service cost and gains and losses (if applicable) are recorded using the straight-line method over the average remaining service period of active employees, or approximately 12 years.

   The table above sets forth the status of the Company's funded defined benefit pension plans as of December 31, 1996 and 1995, and the amounts recognized in the Consolidated Balance Sheet at those dates. This table excludes accrued pension costs for unfunded, non-qualified pension plans of $11 million in


1996 and $7.9 million in 1995, and the related projected benefit obligations of $18 million in 1996 and $11 million in 1995.

   Major assumptions used in accounting for BFGoodrich's defined benefit pension plans are as follows:


                                      1996          1995          1994
--------------------------------------------------------------------------------
Discount rate for
 obligations                          7.75%         7.25%         8.75%

Rate of increase in
 compensation levels                  4.0%          3.5%          4.5%

Expected long-term rate of
 return on plan assets                9.0%          9.0%          9.0%
================================================================================


   The Company also maintains voluntary retirement savings plans for U.S. salaried and wage employees. Under provisions of these plans, eligible employees can receive Company matching contributions on up to the first 6 percent of their eligible earnings. The Company matches one dollar for each one dollar of employee contributions invested in BFGoodrich common stock, and 50 cents for each dollar of eligible employee contributions invested in other available investment options

                    The BFGoodrich Company and Subsidiaries


(up to 6 percent of earnings). For 1996, 1995 and 1994, Company contributions amounted to $15.9 million, $14.6 million and $12.2 million, respectively.

   In addition, the Company contributed $8.9 million, $10 million and $8.5 million in 1996, 1995 and 1994, respectively, under other defined contribution plans for employees not covered under the aforementioned defined benefit pension and voluntary retirement savings plans. Contributions are determined based on various percentages of eligible earnings and a profit sharing formula.


NOTE G
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company sponsors several unfunded defined benefit postretirement plans that provide certain health-care and life insurance benefits to eligible employees. The health-care plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. The life insurance plans are generally noncontributory.

   The following table sets forth the combined status of the plans as recognized in the Consolidated Balance Sheet at December 31, 1996 and 1995:


(In millions)                               1996                      1995
-------------------------------------------------------------------------------
Accumulated postretirement benefit
  obligation (APBO):

    Retirees                             $  254.4                   $ 282.2

    Fully eligible active plan
     participants                            23.2                      23.3

    Other active plan participants           29.7                      31.0

    Unrecognized gain                        66.6                      40.9
-------------------------------------------------------------------------------
Accrued postretirement cost              $  373.9                   $ 377.4
===============================================================================


   Net periodic postretirement benefit expense included the following components:

(In millions)                               1996          1995          1994
-------------------------------------------------------------------------------
Service  cost for  benefits earned        $  2.3        $  1.7       $  2.9

Interest cost on APBO                       22.3          25.3         27.0

Net amortization and deferral               (2.3)         (2.9)          -
-------------------------------------------------------------------------------
Net periodic postretirement cost          $ 22.3        $ 24.1       $ 29.9
===============================================================================





   For measurement purposes, the annual rate of increase in the per capita cost of covered health-care benefits of 8.0 percent was assumed for 1997, decreasing gradually to 5.25 percent through the year 2002 and remaining at that level thereafter. The health-care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health-care cost trend rate by 1 percentage point in each year would increase the APBO as of December 31, 1996, by $21 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1996 by $1.6 million. The weighted average discount rates used in determining the APBO were 7.75 percent, 7.25 percent and 8.75 percent as of December 31, 1996, 1995 and 1994, respectively.


NOTE H
INCOME TAXES

Income from continuing operations before income taxes and Trust distributions as shown in the Consolidated Statement of Income consists of the following:

(In millions)                    1996          1995          1994
--------------------------------------------------------------------------------
Domestic                       $ 153.4        $159.7        $ 82.0
Foreign                           24.7          20.8          11.9
--------------------------------------------------------------------------------
Total                          $ 178.1        $180.5        $ 93.9
--------------------------------------------------------------------------------


   A summary of income tax (expense) benefit from continuing operations in the Consolidated Statement of Income is as follows:

(In millions)                    1996        1995       1994
--------------------------------------------------------------------------------
Current:

  Federal                      $ (29.6)   $ (26.7)   $ (10.2)
  Foreign                         (8.6)      (4.6)      (2.0)
  State                           (5.7)      (6.9)      (4.7)
--------------------------------------------------------------------------------
                                 (43.9)     (38.2)     (16.9)
--------------------------------------------------------------------------------
Deferred:

  Federal                        (18.3)     (27.0)     (18.4)
  Foreign                           .8         .1        (.4)
--------------------------------------------------------------------------------
                                 (17.5)     (26.9)     (18.8)
--------------------------------------------------------------------------------
Total                          $ (61.4)   $ (65.1)   $ (35.7)
================================================================================

                               1996 Annual Report

NOTE H: INCOME TAXES
(continued)

   Significant components of deferred income tax assets and liabilities at December 31, 1996 and 1995, are as follows:

(In millions)                              1996         1995
-------------------------------------------------------------
Deferred income tax assets:

  Accrual for postretirement benefits
   other than pensions                 $   129.6    $  130.9
  Other nondeductible accruals              62.7        60.7
  Tax credit and net operating
   loss carryovers                          19.1        28.5
  Other                                     20.9        35.8
-------------------------------------------------------------
   Total deferred income tax assets        232.3       255.9
============================================================
Deferred income tax liabilities:

  Tax over book depreciation               (90.0)      (83.6)
  Tax over book intangible amortization    (13.4)       (9.3)
  Pensions                                 (31.2)      (25.1)
  Other                                    (33.8)      (41.7)
-------------------------------------------------------------
   Total deferred income tax liabilities  (168.4)     (159.7)
-------------------------------------------------------------
Net deferred income taxes              $    63.9    $   96.2
============================================================

   Management has determined, based on the Company's history of prior earnings and its expectations for the future, that income of the Company will more likely than not be sufficient to recognize fully these net deferred tax assets. In addition, management's analysis indicates that the turnaround periods for certain of these assets are for long periods of time or are indefinite. In particular, the turnaround of the largest deferred tax asset related to accounting for postretirement benefits other than pensions will occur over an extended period of time and as a result will be realized for tax purposes over those future periods and beyond. In addition, the tax credit carryovers are comprised of alternative minimum tax credits of $14.6 million which have indefinite carryover periods. The remaining deferred tax assets and liabilities approximately match each other in terms of timing and amounts and should be realizable in the future given the Company's operating history.

   The effective income tax rate from continuing operations varied from the statutory federal income tax rate as follows:

Percent of Pretax Income              1996     1995    1994
-------------------------------------------------------------
Statutory   federal  income tax rate  35.0%    35.0%   35.0%
Corporate-owned life insurance
  investments                          (.9)    (1.3)   (2.2)
Amortization of nondeductible
  goodwill                             1.0      1.0     1.9
Difference in rates on
  consolidated foreign subsidiaries    (.5)    (1.5)   (1.8)
State and local taxes,
  net of federal benefit               2.1      2.5     3.5
QUIPS distributions                   (2.1)    (1.0)    -
Other items                            (.1)     1.4     1.7
-------------------------------------------------------------
Effective income tax rate             34.5%    36.1%   38.1%
=============================================================

   BFGoodrich has not provided for U.S. federal and foreign withholding taxes on $115.1 million of foreign subsidiaries' undistributed earnings (excluding the SC&A Group) as of December 31, 1996, because such earnings are intended to be reinvested indefinitely. It is not practical to determine the amount of income tax liability that would result had such earnings actually been repatriated. On repatriation, certain foreign countries impose withholding taxes. The amount of withholding tax that would be payable on remittance of the entire amount of undistributed earnings would approximate $5.6 million.

NOTE I

BUSINESS SEGMENT INFORMATION

The Company's operations are classified into two reportable business segments:
BFGoodrich Aerospace ("Aerospace") and BFGoodrich Specialty Chemicals ("Specialty Chemicals").

   Aerospace consists of three business groups: Landing Systems; Sensors and Integrated Systems; and Maintenance, Repair and Overhaul. They serve commercial, military, regional, business and general aviation markets. Aerospace's major products are aircraft landing gear and wheels and brakes; sensors and sensor-based systems; fuel measurement and management systems; aircraft evacuation slides and rafts; ice protection systems; and collision warning systems. Aerospace also provides maintenance, repair and overhaul services on commercial airframes and components.

   Specialty Chemicals consists of two business groups: Specialty Additives and Specialty Plastics. They serve various markets such as personal care, pharmaceuticals, printing, textiles and automotive. Specialty Chemicals' major products are thermoplastic polyurethane; high-heat-resistant plastics; synthetic thickeners and emulsifiers; polymer emulsions, resins and additives; and textile thickeners, binders, emulsions and compounds.

                     The BFGoodrich Company and Subsidiaries


                                                             Sales                                 Operating Income
-------------------------------------------------------------------------------------------------------------------------------
(In millions)                                 1996            1995           1994            1996         1995         1994
-------------------------------------------------------------------------------------------------------------------------------
Aerospace                                 $ 1,253.8        $1,149.6       $1,050.3       $   161.3     $  146.6     $  121.9
Specialty Chemicals(1)                        824.4           710.8          638.7           109.5         74.4         72.1
-------------------------------------------------------------------------------------------------------------------------------
Total Reportable Segments                   2,078.2         1,860.4        1,689.0           270.8        221.0        194.0
Other Operations                              160.6           188.9          160.3            20.8         57.5         24.1
Corporate(2)                                    -              -              -              (52.8)       (56.5)       (53.0)
-------------------------------------------------------------------------------------------------------------------------------
Total                                     $ 2,238.8        $2,049.3       $1,849.3       $   238.8     $  222.0     $  165.1
===============================================================================================================================
                                         Property                       Depreciation and                Identifiable
                                         Additions                    Amortization Expense                 Assets
-------------------------------------------------------------------------------------------------------------------------------
(In millions)                    1996      1995       1994         1996      1995      1994       1996       1995      1994
-------------------------------------------------------------------------------------------------------------------------------
Aerospace                     $   51.6  $   38.3   $  36.8      $  57.9   $   56.9  $   54.7   $1,341.4   $1,334.2  $1,287.0
Specialty Chemicals               97.5      86.4      63.1         39.0       35.3      33.2      784.6      602.7     583.5
-------------------------------------------------------------------------------------------------------------------------------
Total Reportable Segments        149.1     124.7      99.9         96.9       92.2      87.9    2,126.0    1,936.9   1,870.5
Other Operations                   6.5       5.6       4.9          7.1        7.1       7.1       91.8      113.1     120.1
Corporate(3)                      28.5      17.4      25.5         14.4       14.6      17.1      445.3      439.6     478.3
-------------------------------------------------------------------------------------------------------------------------------
Total                         $  184.1  $  147.7   $ 130.3      $ 118.4   $  113.9  $  112.1   $2,663.1   $2,489.6  $2,468.9
===============================================================================================================================
                                                                       Operating Income                 Identifiable
                                          Sales                             (Loss)                         Assets
-------------------------------------------------------------------------------------------------------------------------------
(In millions)                    1996      1995     1994           1996      1995      1994        1996      1995      1994
-------------------------------------------------------------------------------------------------------------------------------
Geographic Areas:
  United States              $ 2,002.4 $  1,844.0  $1,671.4      $ 267.3   $  257.7  $  206.1   $1,975.2  $ 1,869.6 $  1,846.3
  Other North America             21.4       19.4      16.8          1.3         .8        .6       12.0       20.8        8.0
  Europe                         185.1      159.1     140.3         22.4       19.3      11.8      222.9      152.3      130.2
  Other Foreign                   29.9       26.8      20.8           .9        1.9       (.4)      12.5       11.6        9.3
  Inter-area Eliminations          -         -         -             (.3)      (1.2)      -         (4.8)      (4.3)      (3.2)
-------------------------------------------------------------------------------------------------------------------------------
Total                        $ 2,238.8 $  2,049.3  $1,849.3      $ 291.6   $  278.5  $  218.1   $2,217.8  $ 2,050.0 $  1,990.6
===============================================================================================================================

1 Operating income in 1996 includes a $4 million charge for a voluntary early retirement program.

2 Corporate operating expenses include a $3.1 million charge for a voluntary early retirement program in 1995.

3 Includes amounts relating to the SC&A Group, which was accounted for as a discontinued operation in 1996.

   The Company's business is conducted on a global basis with manufacturing, service and sales undertaken in various locations throughout the world. Aerospace's products and services and Specialty Chemicals' products are principally sold to customers in North America and Europe.

   Other Operations currently represents the manufacture of chlor-alkali and olefins. Corporate includes general corporate administrative costs and Advanced Technology Group research expenses. Segment operating income is total segment revenue reduced by operating expenses directly identifiable with that business segment. Intersegment eliminations are included in Corporate and are not significant in any year.

   Sales are generally not concentrated in any one customer. Sales, principally in the Aerospace business segment, represented 10 percent, 10 percent and 11 percent of consolidated sales in 1996, 1995 and 1994, respectively, to various United States government agencies and departments.

   At December 31, 1996, approximately 14 percent of the Company's labor force was covered by various collective bargaining agreements. Approximately 5 percent of the labor force was covered by a collective bargaining agreement that will expire during 1997.

   Net assets of consolidated foreign subsidiaries, principally in Europe, amounted to $186.6 million, $188.3 million and $174.5 million in 1996, 1995 and 1994, respectively. The Company does not believe that business risks in countries in which it operates, including currency restrictions, would have a significant adverse effect on cash flow, liquidity or capital resources.

   The Company also exports products manufactured in the United States to affiliated and unaffiliated companies worldwide. Intercompany transfers made at prevailing prices to foreign subsidiaries amounted to $84.9 million, $80.5 million and $74.9 mil-

                               1996 Annual Report
lion in 1996, 1995 and 1994, respectively. Export sales to unaffiliated foreign customers amounted to $314.7 million, $293.8 million and $262.7 million in 1996, 1995 and 1994, respectively.


NOTE J
SUPPLEMENTAL STATEMENT OF INCOME INFORMATION

(In millions)                     1996       1995       1994
-------------------------------------------------------------
Other Income (Expense)--Net

Cost of health-care benefits
  for retirees of previously
  discontinued businesses      $ (10.5)   $ (12.1)   $ (14.0)

Gains on sale of businesses        1.6        3.6        -

Gain on sale of
  corporate assets                 -          -          7.2

Equity in losses of
  unconsolidated subsidiary       (3.9)      (4.4)      (4.3)

Interest on Company-owned
  life insurance                  (7.5)     (10.0)     (10.1)

Environmental recoveries
  (costs) of previously
  discontinued businesses          1.6       19.1       (7.2)

Other--net                        (3.1)       4.3        3.3
-------------------------------------------------------------
Total                          $ (21.8)   $    .5    $ (25.1)
=============================================================

   The unconsolidated subsidiary had assets of $17.9 million and $10.8 million and liabilities of $21.8 million and $14.8 million at December 31, 1996 and 1995, respectively, and revenues of $24.4 million, $13.9 million and $8.9 million in 1996, 1995 and 1994, respectively.

   In 1995, the Company recognized $19.1 million of income from the settlement of certain insurance issues relating to past environmental claims of previously discontinued businesses.

   Research and Development Expense: The Company performs research and development under Company-funded programs for commercial products, and under contracts with others. Research and development under contracts with others is performed by the Aerospace segment for military and commercial products. Total research and development expenditures from continuing operations in 1996, 1995 and 1994 were $124.1 million, $119.4 million and $111.4 million, respectively. Of these amounts, $23.6 million, $37.6 million and $30 million, respectively, were funded by customers.

NOTE K
SUPPLEMENTAL BALANCE SHEET INFORMATION

(In millions)                             1996        1995
---------------------------------------------------------------
Allowance for Doubtful Accounts       $    13.1     $  11.8
===============================================================

   Amounts charged to expense from continuing operations during 1996, 1995 and 1994 were $5.3 million, $2.7 million and $1.9 million, respectively.

(In millions)                               1996        1995
-------------------------------------------------------------
Inventories

FIFO or average cost (which
  approximates current costs):
   Finished products                   $   157.7     $ 151.4
   In process                              122.0       114.0
   Raw materials and supplies              152.1       154.3
-------------------------------------------------------------
                                           431.8       419.7
Reserve  to reduce  certain inventories
  to LIFO basis                            (64.7)      (64.4)
-------------------------------------------------------------
Total                                  $   367.1     $ 355.3
=============================================================

   At December 31, 1996 and 1995, approximately 47 percent and 50 percent, respectively, of inventory was valued by the LIFO method.

(In millions)                              1996         1995
--------------------------------------------------------------
Property

Land                                   $    22.8     $   18.6
Buildings and improvements                 487.0        415.8
Machinery and equipment                  1,041.9        962.8
Construction in progress                   112.0        115.5
--------------------------------------------------------------
                                         1,663.7      1,512.7
Less allowances for depreciation
  and amortization                         717.7        653.5
--------------------------------------------------------------
Total                                  $   946.0     $  859.2
==============================================================

   Property includes assets acquired under capital leases, principally buildings and machinery and equipment, of $20.4 million and $21.3 million at December 31, 1996 and 1995, respectively. Related allowances for depreciation and amortization are $10.9 million and $11.7 million, respectively. Interest costs capitalized from continuing operations were $6.5 million in 1996, $2.5 million in 1995 and $.6 million in 1994. Amounts charged to expense for depreciation and amortization from continuing operations during 1996, 1995 and 1994 were $87 million, $83.7 million and $82.7 million, respectively.

                    The BFGoodrich Company and Subsidiaries

(In millions)                                  1996     1995
--------------------------------------------------------------
Goodwill

Accumulated amortization                    $   75.5  $  58.9
==============================================================

(In millions)                                  1996     1995
--------------------------------------------------------------
Identifiable Intangible
Assets

Accumulated amortization                    $   30.9  $  26.1
==============================================================

   Amortization of goodwill and identifiable intangible assets from continuing operations was $20.1 million, $18.3 million and $18.1 million in 1996, 1995 and 1994, respectively.

(In millions)                                 1996      1995
--------------------------------------------------------------
Accrued Expenses

Wages, vacations, pensions and
  other employment costs                   $   94.9   $  82.0
Postretirement benefits other
  than pensions                                25.4      25.5
Taxes, other than  federal
  and foreign taxes on income                  39.2      37.0
Accrued environmental liabilities              13.0      12.9
Other                                          69.0      79.6
--------------------------------------------------------------
Total                                      $  241.5   $ 237.0
==============================================================
(In millions)                                 1996      1995
--------------------------------------------------------------
Other Non-current Liabilities

Accrued pension liability                  $   14.6   $  62.5
Accrued       environmental
liabilities                                     9.4       9.7
Other                                          55.3      44.6
--------------------------------------------------------------
Total                                      $   79.3   $ 116.8
==============================================================


Fair Values of Financial Instruments: The Company's accounting policies with respect to financial instruments are described in Note A.

   The carrying amounts and fair values of the Company's significant on balance sheet financial instruments at December 31, 1996 and 1995, are as follows:

1996 (In millions)               Carrying Amount    Fair Values
---------------------------------------------------------------
Cash and cash equivalents            $   48.7         $  48.7
Accounts and notes receivable           398.0           398.0
Accounts payable                        243.1           243.1
Short-term bank debt                    130.8           130.8
Long-term debt (including
  current portion)                      431.9           452.0

1995 (In millions)               Carrying Amount    Fair Values
---------------------------------------------------------------
Cash and cash equivalents            $   60.3         $  60.3
Accounts and notes receivable           399.0           399.0
Accounts payable                        235.9           235.9
Short-term bank debt                     11.3            11.3
Long-term debt (including
  current portion)                      498.1           530.0

   Off balance sheet derivative financial instruments at December 31, 1996 and 1995, held for purposes other than trading, were as follows:

                           1996               1995
                        Contract/           Contract/
                        Notional    Fair    Notional    Fair
(In millions)            Amount     Value    Amount     Value

---------------------------------------------------------------
Interest rate swaps      $ 15.0    $  (.1)   $ 65.0   $ (1.2)
Foreign currency
  forward contracts      $ 12.3    $  (.3)   $ 12.1   $  (.2)

Foreign currency
  swap agreements        $ 17.1    $  -      $ 15.9   $   .1

   At December 31, 1996, the Company had one interest rate swap agreement, wherein the Company pays a fixed rate of interest and receives a LIBOR-based floating rate. This contract is scheduled to mature in 1997.

   Foreign currency forward contracts mature over the next four months coincident with the anticipated settlement of accounts receivable and accounts payable in Europe. No additional cash requirements are necessary with respect to outstanding agreements.

   The counterparties to each of these agreements are major commercial banks. Management believes that losses related to credit risk are remote.

                                      -39

                               1996 Annual Report
NOTE L

SUPPLEMENTAL CASH FLOW INFORMATION

The following tables set forth non-cash financing and investing activities and other cash flow information.

   Acquisitions accounted for under the purchase method are summarized as follows:

(In millions)                       1996      1995     1994
-------------------------------------------------------------
Estimated fair value of tangible
  assets acquired                $  46.4   $   3.6  $   23.1
Goodwill and identifiable
  intangible assets                 81.7      12.7       4.5
Cash paid/stock issued            (107.9)    (15.4)    (26.5)
-------------------------------------------------------------
Liabilities assumed or created   $  20.2   $    .9  $    1.1
=============================================================
Liabilities disposed in
  connection with sales of
  businesses                     $   1.5   $   9.2  $    -
Interest paid (net of amount
  capitalized)                      40.2      43.3      44.7
Income taxes paid                   34.4      32.2      12.8
Conversion of Series D
  Convertible Preferred Stock
  into common stock                  -        22.9       -
Contribution of common stock
  to pension trust                  30.0       -         -

NOTE M

PREFERRED STOCK

There are 10,000,000 authorized shares of Series Preferred Stock - $1 par value. Shares of Series Preferred Stock that have been redeemed are deemed retired and extinguished and may not be reissued. As of December 31, 1996, 2,401,673 shares of Series Preferred Stock have been redeemed, and no shares of Series Preferred Stock were outstanding. The Board of Directors establishes and designates the series and fixes the number of shares and the relative rights, preferences and limitations of the respective series of the Series Preferred Stock.

Cumulative Participating Preferred Stock - Series E: The Company has authorized 350,000 shares of Cumulative Participating Preferred Stock-Series E, $1 par value. Series E shares have preferential voting, dividend and liquidation rights over the Company's common stock. At December 31, 1996, no Series E shares were issued or outstanding and 338,724 shares were reserved for issuance.

   Series E shares may be acquired only through the exercise of Rights attached to the Company's common stock. Each Right, when exercisable, entitles the registered holder thereof to purchase from BFGoodrich one one-hundredth of a share of Series E Stock at a price of $200 per one one-hundredth of a share (subject to adjustment). The one one-hundredth of a share is intended to be the functional equivalent of two shares of the Company's common stock.

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

   The Rights expire on August 2, 1997.

                     The BFGoodrich Company and Subsidiaries

NOTE N
COMMON STOCK

On February 19, 1996, the Company's Board of Directors approved a two-for-one common stock split to be distributed in the form of a stock dividend. As a result of this action, 26,932,191 shares were issued to shareholders of record on March 11, 1996, of which 531,205 shares represented treasury stock of the Company. Par value remains at $5 per share as a result of transferring $134.7 million to common stock from additional capital, representing the aggregate par value of the shares issued under the stock split. All references throughout this annual report to number of shares, per share amounts, stock option data and market prices of the Company's common stock have been restated.

   During 1996, 754,717 shares ($30 million) of authorized but previously unissued shares of common stock were issued and contributed to the Company's defined benefit wage and salary pension plans.

   The Company acquired 52,949, 1,365,654 and 51,692 shares of treasury stock in 1996, 1995 and 1994, respectively, and reissued 22,500, 775,900 and 20,000 shares, respectively, in connection with the Stock Option Plan and other employee stock ownership plans. In 1996, 1995 and 1994, 60,400, 134,250 and 59,700 shares, respectively, of common stock previously awarded to employees were forfeited and restored to treasury stock.

   During 1996, 1995 and 1994, 566,071, 843,562 and 105,452 shares, respectively, of authorized but unissued shares were issued under the Stock Option Plan and other employee stock ownership plans.

   Shares reserved for future issuance at December 31, 1996, were as follows:

------------------------------------------------------------
Stock options under

  Stock Option Plan                                5,723,395
Various Company stock ownership plans              7,122,138
------------------------------------------------------------
Total                                             12,845,533
============================================================

NOTE O
PREFERRED SECURITIES OF TRUST

On July 6, 1995, BFGoodrich Capital, a wholly owned Delaware statutory business trust (the "Trust") which is consolidated by the Company, received $122.5 million, net of the underwriting commission, from the issuance of 8.3 percent Cumulative Quarterly Income Preferred Securities, Series A ("QUIPS"). The Trust invested the proceeds in 8.3 percent Junior Subordinated Debentures, Series A, Due 2025 ("Junior Subordinated Debentures") issued by the Company, which represent approximately 97 percent of the total assets of the Trust. The Company used the proceeds from the Junior Subordinated Debentures primarily to redeem all of the outstanding shares of the $3.50 Cumulative Convertible Preferred Stock, Series D. The QUIPS have a liquidation value of $25 per Preferred Security, mature in 2025 and are subject to mandatory redemption upon repayment of the Junior Subordinated Debentures. The Company has the option at any time on or after July 6, 2000, to redeem, in whole or in part, the Junior Subordinated Debentures with the proceeds from the issuance and sale of the Company's common stock within two years preceding the date fixed for redemption. The Company has unconditionally guaranteed all distributions required to be made by the Trust, but only to the extent the Trust has funds legally available for such distributions. The only source of funds for the Trust to make distributions to preferred security holders is the payment by the Company of interest on the Junior Subordinated Debentures. The Company has the right to defer such interest payments for up to five years. If the Company defers any interest payments, the Company may not, among other things, pay any dividends on its capital stock until all interest in arrears is paid to the Trust.

                               1996 Annual Report
NOTE P
STOCK OPTION PLAN

The Stock Option Plan, which will expire on April 5, 2001, unless renewed, provides for the awarding of or the granting of options to purchase 3,200,000 shares of common stock of the Company. Generally, options granted are exercisable at the rate of 35 percent after one year, 70 percent after two years and 100 percent after three years. Certain options are fully exercisable immediately after grant. The term of each option cannot exceed 10 years from the date of grant. All options granted under the Plan have been granted at not less than 100 percent of market value (as defined) on the date of grant.

   The Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

   Pro forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 5.39 percent and 7.83 percent; dividend yield of 2.5 percent; volatility factor of the expected market price of the Company's common stock of 19 percent; and a weighted-average expected life of the option of 5 years and 4.9 years.

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. In addition, the grant-date fair value of performance shares (discussed below) is amortized to expense over the three-year plan cycle without adjustments for subsequent changes in the market price of the Company's common stock. The Company's pro forma information follows:

(In millions, except earnings per share
   information)                           1996        1995
------------------------------------------------------------
Pro forma net income                    $ 151.8     $ 118.2
Pro forma earnings per share               2.83        2.16
============================================================

   The pro forma effect on net income for 1996 and 1995 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

   A summary of the Company's stock option activity and related information follows:

Year ended December 31, 1996
(Options in thousands)
---------------------------------------------------------------
                                            Weighted-Average
                                  Options    Exercise Price
---------------------------------------------------------------
Outstanding at beginning
  of year                         2,347.4        $  22.39
Granted                             825.4           34.40
Exercised                          (566.1)          23.49
Forfeited                           (63.0)          26.36
---------------------------------------------------------------
Outstanding at end of year        2,543.7        $  25.94
---------------------------------------------------------------

Year ended December 31, 1995
(Options in thousands)
---------------------------------------------------------------
                                            Weighted-Average
                                  Options    Exercise Price

---------------------------------------------------------------
Outstanding at beginning
  of year                         2,446.2        $  22.51
Granted                             825.9           21.80
Exercised                          (852.2)          22.14
Forfeited                           (72.5)          22.56
---------------------------------------------------------------
Outstanding at end of year        2,347.4        $  22.39
===============================================================

   The weighted-average fair values of stock options granted during 1996 and 1995 were $6.87 and $5.31, respectively.

   The following table summarizes information about the Company's stock options outstanding at December 31, 1996:

                             The BFGoodrich Company
                                and Subsidiaries

(Options in thousands)
------------------------------------------------------------------------------------------------------------------------------
Grant                                                                Weighted-Average              Weighted-Average
Date                 Options Outstanding      Options Exercisable     Exercise Price      Remaining Contractual Life (Years)
------------------------------------------------------------------------------------------------------------------------------
1/2/96                       792.4                   274.2              $  34.40                           9
1/3/95                       673.8                   342.9                 21.80                           8
1/3/94                       298.2                   225.7                 20.00                           7
1/4/93                       211.6                   211.6                 24.44                           6
All other                    567.7                   567.7                 22.75                           3.2
------------------------------------------------------------------------------------------------------------------------------
Total                      2,543.7                 1,622.1
==============================================================================================================================

Stock options in the "All other" category were outstanding at prices ranging from $19.09 to $28.16

   During 1996, 1995 and 1994, restricted stock awards for 7,850, 209,700 and 20,000 shares, respectively, were made under this plan. During 1996, 1995 and 1994, stock awards for 25,400, 1,200 and 3,200 shares, respectively, were forfeited. Stock awards may be subject to conditions established by the Board of Directors.

   Under the terms of the restricted stock awards, the granted stock vests three years after the award date. The cost of these awards, determined as the market value of the shares at the date of grant, is being amortized over the three-year period. In 1996, 1995 and 1994, $1.5 million, $1.7 million and $1.2 million, respectively, were charged to expense for restricted stock awards.

   The Stock Option Plan also provides that shares of common stock may be awarded as performance shares to certain key executives having a critical impact on the long-term performance of the Company. In 1995, the Compensation Committee of the Board of Directors awarded 566,200 shares and established performance objectives that are based on attain ment of an average return on equity over the three-year plan cycle ending in 1997. In 1996, 14,650 performance shares were granted to certain key executives that commenced employment during the year. During 1996, 1995 and 1994, 35,000, 133,050 and 56,500 performance shares, respectively, were forfeited.

   The market value of performance shares awarded under the plan is recorded as unearned restricted stock. The unearned amount is charged to compensation expense based upon the extent performance objectives are expected to be met.
In 1996 and 1995, $8.3 million and $6.9 million, respectively, were charged to expense for performance shares. In 1994, $.5 million was credited to expense for performance shares.

   If the provisions of SFAS 123 had been used to account for awards of performance shares, the weighted-average grant-date fair value of performance shares granted in 1996 and 1995 would have been $38.54 per share and $22.37 per share, respectively.

NOTE Q:
COMMITMENTS AND CONTINGENCIES

BFGoodrich and its subsidiaries have numerous purchase commitments for materials, supplies and energy incident to the ordinary course of business.

   There are pending or threatened against BFGoodrich or its subsidiaries various claims, lawsuits and administrative proceedings, all arising from the ordinary course of business with respect to commercial, product liability and environmental matters, which seek remedies or damages. BFGoodrich believes that any liability that may finally be determined with respect to commercial and product liability claims, should not have a material effect on the Company's consolidated financial position or results of operations. The Company is also involved in legal proceedings as a plaintiff involving contract, patent protection, environmental and other matters. Gain contingencies, if any, are recognized when realized.

   At December 31, 1996, the Company was a party to various obligations assumed or issued by others, including guarantees of debt and lease obligations, principally relating to businesses previously disposed. The aggregate contingent liability, should the various third parties fail to perform, is approximately $57.5 million. The Company has not previously been required to assume any responsibility for these financial obligations as a result of defaults and is not currently aware of any existing conditions which would cause a financial loss. As a result, the Company believes that risk of loss relative to these contingent obligations is remote.

   BFGoodrich and its subsidiaries are generators of both hazardous and non-hazardous wastes, the treatment, storage, transportation and disposal of which are subject to various laws and governmental regulations. Although past operations were in substantial compliance with the then-applicable regulations, the Company has been designated as a potentially responsible party by the U.S. Environmental Protection Agency ("EPA") in connection with approximately 32 sites, most of which related to businesses previously discontinued. The Company believes it may have continuing liability with respect to not more than 15 sites.

                               1996 Annual Report

   The Company initiates corrective and/or preventive environmental projects of its own to ensure safe and lawful activities at its current operations. The Company believes that compliance with current governmental regulations will not have a material adverse effect on its capital expenditures, earnings or competitive position. The Company's environmental engineers and consultants review and monitor past and existing operating sites. This process includes investigation of National Priority List sites, where the Company is considered a potentially responsible party, review of remediation methods and negotiation with other potentially responsible parties and governmental agencies.

   At December 31, 1996, the Company had recorded as Accrued expenses and as Other Non-current Liabilities a total of $22.4 million to cover future environmental expenditures, principally for remediation of the aforementioned sites and other environmental matters. A significant portion of accrued environmental liabilities is in connection with five sites which relate to businesses previously discontinued. Two of the most significant variables in determining the Company's ultimate liability are the remediation method finally adopted for the site and the Company's share of the total site remediation cost. With respect to the five previously discontinued sites, the Company's maximum percentage share of the ultimate remediation costs is fixed. Of the five sites, two sites are in the operation and maintenance phase for which costs are reasonably fixed; a third site is in the construction phase, which is expected to be completed soon, which the Company will "buy out" of for a percentage of the total cost without any further liability exposure; a fourth site will be constructed in 1997 for which reasonable estimates of the ultimate completion cost can be made; however, the final cost at completion can vary significantly as a result of changes made during the construction phase and changed regulatory agency requirements, all of which are difficult to predict. With respect to the fifth site, uncertainty exists as to the total cost of remediation and the amount of past EPA costs to be reimbursed.

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

   The Company's chlor-alkali and olefins facilities ("Facilities") in Calvert City, Ky., were the subject of a lawsuit and subsequent arbitration that Westlake Monomers Corporation ("Westlake") initiated in 1993, seeking up to $350 million in damages. In August 1996, Westlake exercised its right to terminate an agreement to purchase the Facilities. All of Westlake's claims in the lawsuit and arbitration were terminated as a result of Westlake's decision not to purchase the Facilities.

                    The BFGoodrich Company and Sudsidiaries

QUARTLY FINANCIAL DATA (UNAUDITED)
                                                        1996 Quarters                              1995 Quarters
-----------------------------------------------------------------------------------------------------------------------------
(Dollars in millions,
except per share amounts)                   First    Second     Third     Fourth        First    Second     Third   Fourth
-----------------------------------------------------------------------------------------------------------------------------
BUSINESS SEGMENT SALES:

  Aerospace                               $ 307.0   $  303.0  $  310.7   $ 333.1      $ 276.6   $ 284.4   $  286.7  $ 301.9
  Specialty Chemicals                       191.0      203.1     217.5     212.8        192.0     178.3      166.4    174.1
  Other Operations                           33.2       44.1      39.4      43.9         55.9      43.7       48.1     41.2
-----------------------------------------------------------------------------------------------------------------------------
TOTAL SALES                               $ 531.2   $  550.2  $  567.6   $ 589.8      $ 524.5   $ 506.4   $  501.2  $ 517.2
=============================================================================================================================
GROSS PROFIT                              $ 172.5   $  178.4  $  176.2   $ 183.6      $ 161.0   $ 159.6   $  158.9  $ 168.2
=============================================================================================================================
BUSINESS SEGMENT
  OPERATING INCOME (LOSS):

   Aerospace                              $  39.2   $   39.9  $   38.0   $  44.2      $  27.8   $  37.4   $   40.4  $  41.0
   Specialty Chemicals                       25.0       28.5      30.8      25.2         18.8      15.8       18.7     21.1
   Other Operations                           4.7        8.4       7.1       0.6         19.4      14.6       13.7      9.8
   Corporate                                (12.6)     (11.7)    (14.9)    (13.6)       (11.7)    (14.7)     (13.7)   (16.4)
-----------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME                    $  56.3   $   65.1  $   61.0   $  56.4      $  54.3   $  53.1   $   59.1  $  55.5
=============================================================================================================================
INCOME FROM:

  CONTINUING OPERATIONS                   $  24.1   $   30.1  $   25.4   $  26.6      $  23.0   $  37.5   $   24.8  $  25.0
  DISCONTINUED OPERATIONS                    (4.2)       7.8      39.2       2.7         (5.4)      6.8        8.1     (1.8)
-----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                $  19.9   $   37.9  $   64.6   $  29.3      $  17.6   $  44.3   $   32.9  $  23.2
-----------------------------------------------------------------------------------------------------------------------------
INCOME PER SHARE:

  Continuing operations                   $  0.45   $   0.56  $   0.47    $ 0.49      $  0.41   $  0.68   $  0.44   $  0.47
  Net income                                 0.37       0.70      1.19      0.54         0.30      0.81      0.59      0.44
=============================================================================================================================

   In the first quarter of 1996, operating income included a $4 million charge for a voluntary early retirement program in the Specialty Chemicals segment. Income from discontinued operations in 1996 and 1995 includes the disposition of the SC&A Group. In the second quarter of 1996, income from discontinued operations includes a $6.4 million pretax gain on the sale of an SC&A business. In the third quarter of 1996, income from discontinued operations includes a $30 million non-cash adjustment to the gain of a business previously accounted for as a discontinued operation.

   In the second quarter of 1995, operating income included a $3.1 million charge for the termination benefits paid under a voluntary early retirement program. In addition, second quarter 1995 operating income benefited by $5.9 million from adjustments primarily due to the favorable decision related to a certain litigation matter and lower expense for pension and retiree health-care benefits resulting from updated actuarial calculations. Also, second quarter 1995 income from continuing operations included a pretax gain of $5 million from the sale of Arrowhead, prior to a fourth quarter adjustment, and a $20.1 million pretax benefit from the settlement of certain insurance issues relating to past environmental claims, principally for previously discontinued businesses.

Common Stock Prices and Dividends: The table below lists dividends per share and quarterly price ranges for the common stock of The BFGoodrich Company based on New York Stock Exchange prices as reported on the consolidated tape.

                   1996                                   1995
--------------------------------------------------------------------------
Quarter   High     Low    Dividend   Quarter   High         Low   Dividend
--------------------------------------------------------------------------
First    $40 1/4  $33 15/16  $.275    First  $22 13/16   $20 13/16  $.275
Second    41 7/8   35 3/8     .275    Second  27  3/8     22  3/16   .275
Third     45 1/8   33 3/8     .275    Third   33  1/8     26  5/8    .275
Fourth    45 7/8   38 1/8     .275    Fourth  36  5/16    30  1/2    .275
==========================================================================

                                     - 45 -

                               1996 Annual Report

SELECTED FIVE-YEAR FINANCIAL DATA

(Dollars in millions,
except per share amounts)                                             1996        1995        1994         1993         1992
--------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME DATA:

  Sales                                                         $  2,238.8   $ 2,049.3   $  1,849.3   $ 1,492.9   $  1,311.3
  Cost of sales                                                    1,528.1     1,401.6      1,285.2     1,046.9        937.6
  Gross profit                                                       710.7       647.7        564.1       446.0        373.7
  Selling and administrative expenses                                467.9       422.6        399.0       362.7        304.6
  Operating income                                                   238.8       222.0        165.1        78.0         58.4
  Interest expense                                                    40.4        44.5         47.1        37.7         38.3
  Interest income                                                      1.5         2.5          1.0         4.1          2.9
  Income tax expense (benefit)                                        61.4        65.1         35.7        (3.4)        (4.9)
  Income from continuing operations before cumulative
   effect of change in method of accounting                          106.2       110.3         58.2        14.2          2.9
  Income (loss) from discontinued operations                          45.5         7.7         17.5       114.1        (12.3)
  Cumulative effect of change in method of accounting                  -           -            -          -          (286.5)
  Net income (loss)                                                  151.7       118.0         75.7       128.3       (295.9)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:

  Current assets                                                $    912.3   $   915.2   $    849.0   $   793.8   $    797.1
  Current liabilities                                                662.5       597.8        638.0       469.4        565.5
  Working capital                                                    249.8       317.4        211.0       324.4        231.6
  Net property                                                       946.0       859.2        873.3       836.0      1,215.8
  Total assets                                                     2,663.1     2,489.6      2,468.9     2,359.9      2,451.7
  Non-current long-term debt and capital lease obligations           400.0       422.3        427.1       486.5        403.1
  Mandatorily redeemable preferred securities of Trust               122.6       122.2          -           -            -
  Redeemable preferred stock                                           -           -            -           3.8          6.3
  Total shareholders' equity                                       1,050.2       878.6        922.6       895.3        828.8
--------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL DATA:

  Total segment operating income                                $    291.6   $   278.5   $    218.1   $   135.6   $    122.0
  Capital expenditures                                               184.1       147.7        130.3       146.2        200.2
  Dividends (common and preferred)                                    58.9        61.6         64.6        64.6         64.5
  Distributions on Trust preferred securities                         10.5         5.1          -           -            -
--------------------------------------------------------------------------------------------------------------------------------
PER SHARE OF COMMON STOCK:

  Income (loss) from continuing operations                       $    1.97   $    2.00   $     0.97   $    0.12   $    (0.10)
  Net income (loss)                                                   2.81        2.15         1.31        2.34        (5.95)
  Dividends per share                                                 1.10        1.10         1.10        1.10         1.10
  Book value per share                                               19.53       16.72        15.75       15.31        14.03
--------------------------------------------------------------------------------------------------------------------------------
RATIOS:

  As a percent of sales:
   Gross profit (%)                                                   31.7        31.6         30.5        29.9         28.5
   Selling and administrative expenses (%)                            20.9        20.6         21.6        24.3         23.2
  Return on common shareholders' equity (%)                           15.7        13.3          8.5        16.0        (33.4)
  Current ratio                                                        1.4         1.5          1.3         1.7          1.4
  Debt-to-capital ratio (%)                                           32.6        33.9         37.4        36.9         34.6
  Dividend payout--common stock (%)                                   39.1        51.2         84.0        47.0          N.A.
--------------------------------------------------------------------------------------------------------------------------------
OTHER DATA:

  Common shareholders of record at end of year                      10,397      11,073       11,711      12,066       12,785
  Common shares outstanding at end of year (millions)                 53.8        52.5         51.6        51.3         51.2
  Number of employees at end of year                                14,160      13,275       13,392      13,416       13,375
--------------------------------------------------------------------------------------------------------------------------------

All Statement of Income Data and related ratios have been restated to exclude results of the Sealants, Coatings and Adhesives Group, which is now accounted for as a discontinued operation.


                                     - 46 -