Form 10-K, Exhibit 13
period 1997-12-31
GOODRICH B F CO
filed 1998-03-09
CIK 42542

                                                                      Exhibit 13


                     The BFGoodrich Company and Subsidiaries

          financials




          20  Management's Discussion and Analysis

          34  Management's Responsibility
              for Financial Statements

          35  Report of Independent Auditors

          36  Consolidated Statement of Income

          37  Consolidated Balance Sheet

          38  Consolidated Statement of Cash Flows

          39  Consolidated Statement of
              Shareholders' Equity

          40  Notes to Consolidated Financial Statements

          69  Quarterly Financial Data (Unaudited)

          71  Selected Five-Year Financial Data

          72  Board of Directors

          73  Officers

          74  Shareholder Information

                                                                            [19]

                     The BFGoodrich Company and Subsidiaries

                      Management's Discussion and Analysis

This Management's Discussion and Analysis contains forward-looking statements. See the last section for certain risks and uncertainties.

RESULTS OF OPERATIONS

1997 COMPARED WITH 1996
BFGoodrich achieved the fourth year of solid sales and income growth since the new company effectively came into being on January 1, 1994, following the sale of the Geon Vinyl Products Segment in 1993. In addition, the largest business combination in its 128-year history was accomplished at the end of 1997.

MERGER WITH ROHR On December 22, 1997, BFGoodrich completed a merger with Rohr, Inc. by exchanging 18,588,004 shares of BFGoodrich common stock for all of the common stock of Rohr (the term Company is used to refer to BFGoodrich including
Rohr). Each share of Rohr common stock was exchanged for .7 of one share of BFGoodrich common stock. The merger was accounted for as a pooling of interests, and all prior period financial statements have been restated to include the financial information of Rohr as though Rohr had always been a part of BFGoodrich.

CONSOLIDATED OPERATIONS The Company achieved strong double-digit sales and income growth from continuing operations in 1997. Income from continuing operations climbed 58 percent, excluding the impact of merger-related costs. The Company experienced continued strong demand in many markets in both the Aerospace and Specialty Chemicals Segments.


      (IN MILLIONS  )                                              1997              1996             1995
                                                               --------          --------         --------
      Sales:
        BFGoodrich                                             $2,306.0          $2,078.2         $1,860.5
        Rohr                                                    1,067.0             767.6            801.3
                                                               --------          --------         --------
                                                               $3,373.0          $2,845.8         $2,661.8
                                                               ========          ========         ========



      Cost of sales was 73.8 percent of sales in 1997, compared with 71.8 percent in 1996. Margin improvement in several businesses in 1997 was more than offset by margin decline in others (see detailed group discussions below).

      Selling and administrative costs were 16.5 percent of sales in 1997, compared with 16.9 percent a year earlier. Each segment contributed to the reduction, which was principally the result of higher sales. Additional leverage was mitigated by higher variable selling-related costs in the Specialty Chemicals Segment and increased original-equipment strategic sales incentives and a large bad debt write-off in the Aerospace Segment.

      The table below presents income from continuing operations for the previously separate companies and the combined amounts presented in the Consolidated Statement of Income for each of the last three fiscal years.


      (IN MILLIONS)                                              1997              1996             1995
                                                                 ------            ------            -----
      Income from Continuing Operations:
        BFGoodrich                                               $140.5            $ 93.2            $74.6
        Rohr                                                       42.0              22.3             20.2
                                                                 ------            ------            -----
                                                                  182.5             115.5             94.8
        Merger-related costs (after tax)                          (69.3)              -                -
                                                                 ------            ------            -----
                                                                 $113.2            $115.5            $94.8
                                                                 ======            ======            =====







[20]

                     The BFGoodrich Company and Subsidiaries


      Income from continuing operations included various charges or gains (referred to as special items) which affected reported earnings. Excluding the effects of special items, income from continuing operations in 1997 was $179.3 million, or $2.42 per diluted share, compared with $127.7 million, or $1.83 per diluted share, in 1996. The following table presents the impact of special items on 1997 and 1996 earnings per diluted share.


      EARNINGS PER DILUTED SHARE                                                      1997             1996
                                                                                     -----            -----
      Income from continuing operations                                              $1.53            $1.65
        MD-90 write-off                                                                .28             -
        Net (gain) loss on sold businesses                                            (.22)             .03
        Gain on issuance of subsidiary stock                                          (.10)            -
        Merger-related costs                                                           .93             -
        Asset impairment and restructuring charges                                    -                 .10
        Exchange of convertible debt                                                  -                 .05
                                                                                     -----            -----
      Income from continuing operations, excluding special items                     $2.42            $1.83
                                                                                     =====            =====



      Prior to the merger, Rohr's fiscal year ended on July 31. For purposes of the combination, Rohr's financial results for its fiscal year ended July 31, 1997, have been restated to the year ended December 31, 1997, to conform with BFGoodrich's calendar year end. Financial results for Rohr's fiscal years ended July 31, 1996 and earlier have not been restated to conform to BFGoodrich's calendar year end. For periods prior to 1997, Rohr's fiscal years ended July 31 have been combined with BFGoodrich's calendar years ended December 31. As a result, Rohr's results of operations for the period August 1, 1996 to December 31, 1996, do not appear in the Consolidated Statement of Income and instead are recorded as a direct adjustment to equity. Rohr's revenues, expenses and net loss for this five-month period were $341.3 million, $359.3 million and $18.0 million, respectively. Included in expenses during this period was a $49.3 million pretax charge ($29.5 million after tax) relating to the McDonnell Douglas MD-90 program (see discussion under Aerostructures Group).

      As a result of the Rohr merger occurring at the end of 1997, certain users of financial statements may find it helpful, or be interested to know, what BFGoodrich's 1997 earnings may have looked like without the merger. On this basis, 1997 pro forma net income excluding special items was $116.3 million, or $2.12 per diluted share on a pro forma basis. This compares with pro forma net income of $94.8 million, or $1.76 per diluted share on a pro forma basis, for 1996 (excluding special items).

      OUTLOOK For 1998 and beyond, the Company has established a financial template which sets forth a series of specific financial goals that define excellence in business and financial performance from the perspective of an investor. The goals are: double-digit annual revenue growth; combined segment operating margins of at least 15 percent; earnings-per-share growth of 15 percent on average; and return on equity of 15 percent. To attain these goals, the Company will aggressively assimilate the more recent large acquisitions and expand its previously existing businesses worldwide. The Company has the financial strength needed to pursue this growth.

AEROSPACE
MARKET OVERVIEW 1997 was a strong year for the aerospace industry. Deliveries of large commercial transport aircraft, a key indicator of market demand, surged 44 percent over 1996. A second key indicator, revenue passenger miles-which reflects the number of passengers and the distance they travel on the airlines-also rose during the year. For instance, world airline passenger traffic increased an estimated 7.3 percent over 1996, including an increase of revenue passenger miles in the U.S. market of 4.7 percent. Although market conditions boosted commercial programs, military spending again declined from the prior year. Total military spending in 1997 was approximately 6 percent less than in 1996.

                                                                            [21]

                     The BFGoodrich Company and Subsidiaries

      SEGMENT PERFORMANCE Aerospace achieved sales growth of 22 percent over 1996. Sixty percent of Aerospace's 1997 sales were to original-equipment manufacturers, up from 51 percent in 1996. The increase in original-equipment sales was due to stronger demand for new commercial aircraft in the marketplace. Sales to civil aviation customers were 86 percent of total Aerospace sales in 1997, compared with 87 percent in 1996. Military sales decreased to 9 percent of Aerospace sales, from 12 percent a year earlier. Aerospace achieved a 3 percent increase in operating income, despite a $35.2 million charge related to the MD-90 program, a large increase in sales incentives related to wheels and brakes, and an $11.8 million bad debt write-off due to a customer's bankruptcy and productivity problems in the MRO Group.


      SALES BY GROUP (IN MILLIONS)                                 1997              1996             1995
                                                               --------          --------         --------

      Aerostructures                                           $1,039.7           $ 744.4          $ 783.8
      Landing Systems                                             509.6             414.8            364.2
      Sensors and Integrated Systems                              550.7             493.2            475.8
      MRO                                                         368.3             369.0            327.2
                                                               --------          --------         --------
        Total                                                  $2,468.3          $2,021.4         $1,951.0
                                                               ========          ========         ========


      AEROSTRUCTURES GROUP (ROHR) The group achieved 40 percent sales growth in 1997. Contributing to increased sales were accelerated delivery rates on most commercial programs, reflecting increased production rates of commercial aircraft and increased deliveries of spare parts. The CFM56-5 and V2500 programs (which power the A320 family), A340, RR535-E4 (primarily for the Boeing 757), and MD-90 programs all reflected significant volume increases.

      The Aerostructures Group 1997 operating income of $102.6 million included a $35.2 million pretax charge on the MD-90 contract. Operating income increased in 1997 primarily as a result of increased sales. Operating income of $89.8 million in 1996 was adversely impacted by a $7.2 million pretax impairment charge on the group's Arkadelphia, Arkansas, facility. Operating income in 1996 benefited from the recognition of profit on the MD-90 program (1996 MD-90 sales were $68.8 million). In 1997, however, no profit was recognized on MD-90 sales (totaling $109.9 million), adversely affecting margins, in addition to the $35.2 million pretax charge recognized on that program in 1997, as discussed below.

      In 1990, the Company entered into a contract with International Aero Engines to produce nacelles for The Boeing Company's (formerly the McDonnell Douglas Corporation's) MD-90 aircraft. Under the terms of the contract, the Company agreed to recover its preproduction costs, and the higher-than-average production costs associated with early production shipments, over a specified number of deliveries. In light of the wide market acceptance of the MD-80 series, which was the predecessor aircraft, the Company believed sufficient MD-90 aircraft would be sold to allow it to recover its costs.

      Starting in 1996, a series of developments created market uncertainties regarding future sales of the MD-90 aircraft. The most significant of these developments included: McDonnell Douglas' termination of the MD-XX program and the doubts this action raised regarding McDonnell Douglas' continued presence in the commercial aircraft industry; the decision of several large airlines that have traditionally operated McDonnell Douglas aircraft to order aircraft that compete with the MD-90; the announced (and subsequently completed) acquisition of McDonnell Douglas by Boeing, which produces a family of competing aircraft; the announcement by Delta Air Lines (launch customer for the MD-90) of its intent to replace its existing fleet of MD-90s and to seek a business resolution with McDonnell Douglas with respect to its remaining orders for the aircraft; and the lack of significant new MD-90 orders.

      In recognition of these developments, the Company reduced its estimates of future MD-90 aircraft deliveries in December 1996 to include only deliveries which were supported by firm orders, options and letters of intent for


[22]

                     The BFGoodrich Company and Subsidiaries

the aircraft. Based on its reduced estimate of future aircraft deliveries, the Company believed that future MD-90 sales would not be sufficient to recover its contract investment plus the costs it will be required to spend in the future to complete the contract. As a result, the Company recorded a $49.3 million pretax charge ($29.5 million after tax) in December of 1996 (this charge did not impact the income statement; rather, it was recognized as a direct adjustment to equity as a result of aligning Rohr's fiscal year with BFGoodrich's). During July 1997, the Company further reduced its market estimate of future MD-90 sales to existing firm aircraft orders (excluding firm orders from Delta Air Lines) and recorded an additional $35.2 million pretax charge ($21.0 million after tax, or $.28 per diluted share).


      OPERATING INCOME (LOSS) BY GROUP (IN MILLIONS)               1997              1996             1995
                                                                 ------            ------           ------
      Aerostructures                                             $102.6            $ 89.8           $ 77.7
      Landing Systems                                              72.0              61.2             54.1
      Sensors and Integrated Systems                               89.0              72.6             64.9
      MRO                                                          (3.3)             30.0             32.8
                                                                 ------            ------           ------
        Total                                                    $260.3            $253.6           $229.5
                                                                 ======            ======           ======


      The Boeing 717 program (previously termed the McDonnell Douglas MD-95 program) is a new 100-passenger aircraft currently under development. The Company has invested $62.8 million for design and development costs on the Boeing 717 program through December 31, 1997. The Company anticipates spending approximately $23.0 million more for preproduction costs through mid-1999, the aircraft's scheduled Federal Aviation Administration ("FAA") certification date. If the contract is cancelled prior to FAA certification, the Company expects substantial recovery of these costs. If the aircraft is certified and actively marketed, the amount of these costs and initial production start-up costs recovered by the Company will depend upon the number of aircraft delivered. To date, Boeing has announced 50 firm orders and 50 options from the launch customer, AirTran Airlines, formerly ValuJet. Boeing has indicated that it intends to "embrace" the aircraft as a "strong addition to the Boeing product line" and has indicated it expects future additional orders for this aircraft.

      In 1993, the Company revised its contract with Pratt & Whitney on the PW4000 for the A300/A310 and MD-11 programs. The revised contract provides that if Pratt & Whitney accepts delivery of less than 500 units from 1993 through 2003, an "equitable adjustment" will be made. Recent market projections on the PW4000 contract indicate that less than 500 units will be delivered. The Company has submitted a "request for equitable adjustment" to the customer and believes it will achieve a recovery such that there should not be a material adverse effect on the financial position, liquidity or results of operations of the Company. If the Company does not receive the equitable adjustment it believes it is entitled to, it is possible that there may be a material adverse effect on earnings in a given period. At December 31, 1997, the Company had $64.0 million of contract costs in inventory for the above PW4000 programs.

      LANDING SYSTEMS GROUP The continued sales growth in 1997 primarily reflected higher original-equipment volumes of landing gear and evacuation products and higher wheel and brake replacement sales. Landing gear programs providing the largest increased volume contribution included the B737 (nose gear), B767 and MD-11. Key evacuation systems programs included the B747-400 and the A330/340. Aftermarket demand for commercial wheels and brakes was also strong, primarily for the B777, B737, B747-400 and A330/340 programs. In addition, demand for regional, business, and military wheels and brakes significantly improved during the year, particularly for the F-16 retrofit program.

      The Landing Systems Group achieved significantly higher operating income during the year, due primarily to greater sales of landing gear and evacuation slides to the original-equipment market and more aftermarket sales of wheels and brakes. This result was achieved by the group despite a three-week strike at the landing gear business in the second quarter and substantially higher strategic sales incentive costs in the wheel and brake business. Operating
                                                                            [23]

                     The BFGoodrich Company and Subsidiaries

margins (operating income as a percent of sales) declined modestly, reflecting the lower margins associated with original-equipment sales relative to aftermarket sales and significantly higher strategic sales incentive costs.

      SENSORS AND INTEGRATED SYSTEMS GROUP The increased sales volumes of the Sensors and Integrated Systems Group reflected increased demand from commercial original-equipment manufacturers for aircraft sensors, principally on the B777 and B747 commercial transport programs and the Embraer and Gulfstream GV regional and business jet programs. Stronger demand for aftermarket spares also boosted sales, particularly for aircraft sensors and aircraft fuel systems. In addition, the group benefited from the March completion of the Gulton Data Systems acquisition, a transaction which offset lost sales resulting from the engine electrical systems business divestiture in June 1997. Gulton Data Systems sells products primarily to the space industry.

      Operating income for the group increased 23 percent over 1996 results. Operating margins increased 10 percent, due to increased volumes of higher-margin aftermarket spares that were sold to the commercial markets. Operating income improvement also reflects productivity initiatives, including business and plant consolidations. In addition, the income contribution of Gulton Data Systems more than offset the lost income from the divested engine electrical systems business.


      OPERATING MARGIN BY GROUP                                     1997             1996             1995
                                                                    ----             ----             ----
      Aerostructures                                                9.9 %            12.1%             9.9%
      Landing Systems                                              14.1 %            14.8%            14.9%
      Sensors and Integrated Systems                               16.2 %            14.7%            13.6%
      MRO                                                          (1.0)%             8.1%            10.0%
      Total Segment                                                10.5 %            12.5%            11.8%


      MAINTENANCE, REPAIR AND OVERHAUL (MRO) GROUP Sales declined modestly compared with 1996, largely reflecting decreased sales volume in the component services business due to reduced demand from a major customer and, to a lesser extent, the bankruptcy of two customers early in 1997. The group's airframe business, however, posted higher sales during the year. Despite the negative effects of the UPS strike during the summer of 1997 and productivity issues throughout the year, the airframe business achieved a 5 percent sales growth. This growth was due to increased demand for services from airline customers throughout the year and the addition of two new customers-United and Northwest Airlines.

      The MRO Group, however, recorded an operating loss in 1997. The group recognized an $11.8 million bad debt charge related to all amounts receivable from Western Pacific Airlines ($10.9 million of which was recognized in the fourth quarter). Western Pacific filed for Chapter 11 protection under the Bankruptcy Code last October. On February 4, 1998, Western Pacific abruptly ceased its operations, resulting in the bankruptcy court ordering liquidation of the airline. The Company expects that 1998 MRO sales and operating income will not be materially adversely impacted by lost Western Pacific business, due to expected replacement business. In addition to the Western Pacific matter, the airframe business continued to face challenges in retaining skilled technical workers, as competition for skilled workers significantly increased due to hiring at Boeing and the airlines. This resulted in higher costs for training new workers, lower productivity and higher wage and benefit rates for retained skilled workers. Although turnover of the labor force declined progressively during 1997, turnover levels at year end were still higher than historical levels. In addition, lower customer demand and higher operating costs in the component services business contributed to the operating income decline. Finally, the group's 1996 sales included approximately $7.0 million of high-margin product sales by the component services business which are not normally made by the service businesses and which are not expected to recur.

      OUTLOOK Industry analysts predict that commercial transport aircraft production will continue to be strong throughout 1998 and into future years, with Boeing and Airbus deliveries forecasted to increase by more

[24]

                     The BFGoodrich Company and Subsidiaries

than 35 percent over 1997 deliveries. BFGoodrich Aerospace, with 60 percent of sales to original-equipment manufacturers in 1997, is expected to benefit from the continued upswing in production rates at Boeing, Airbus and the regional aircraft manufacturers. In the longer term, projected worldwide airline traffic growth and enforcement of federal noise regulations should continue to exert favorable pressure on the original-equipment production cycle beyond 1998. In addition to the positive commercial original-equipment sales outlook, aftermarket spares demand is also anticipated to increase in 1998 as the average age of commercial fleets continues to rise.

      Because military procurement of new aircraft is expected to remain relatively flat in 1998, the Company will continue its aggressive pursuit of aircraft retrofit and life-extension programs for military customers to improve longer-term sales of aftermarket products. Military spares sales are expected to improve which would complement Aerospace's existing program sales and should sustain military sales at approximately 10 percent of Aerospace's total sales.

      The regional aircraft market is expected to continue its strong growth in 1998, with revenue passenger miles forecasted to increase by 7 percent. The turbo-jet market should lead regional aircraft growth, while turbo-prop production is expected to decline. The Company has products on most of the new models in production, including those manufactured by Embraer and Canadair, and is well-positioned to benefit from further growth in this market segment with new product lines. In addition, the Company expects continued strong aftermarket sales from the components and systems that it provides for older aircraft in service. The business jet market is forecasted to grow by approximately 3 percent, and Aerospace has products on the latest models from Cessna and Gulfstream.

      Airlines are expected to continue to outsource traditionally retained services in efforts to reduce operating costs. The Company, through its MRO Group, is a leading provider of third-party airframe and component maintenance services. Labor issues at the Seattle operations have begun to stabilize, and the Company expects this to result in operating margin improvement during 1998 and 1999.

      The addition of Rohr (Aerostructures Group) provides opportunities for the Company to serve new business and markets with a broader line of products and services. Rohr supplies either components or complete nacelle systems for approximately 90 percent of the world's commercial transport aircraft fleet. As a result, the Rohr nacelle business should continue to gain from commercial aircraft production growth in 1998. Furthermore, Rohr expects to expand its service capabilities in conjunction with the MRO Group and to increase its spare parts sales to airlines and original-equipment manufacturers. The merger with Rohr in 1997 will benefit Aerospace's position in an industry that continues to consolidate and reward manufacturers offering a broad portfolio of product and services.

      The Company expects to continue to acquire and develop differentiated systems capabilities, pursue process and quality improvements, and strive for product and market leadership. As the industry continues to consolidate domestically and internationally, the Company will be prepared to perform at the highest levels and consistently offer the best products and services to our aerospace customers.

SPECIALTY CHEMICALS
SEGMENT PERFORMANCE 1997 represented another exceptional year for Specialty Chemicals, with both sales and operating income exceeding the 1996 record levels. Sales increased 10 percent in 1997, to $904.7 million. Excluding acquisitions, sales increased 7 percent. Segment operating income increased 17 percent, largely reflecting strong volume growth. Adverse foreign exchange effects tempered the segment's income growth, which would have been 21 percent excluding the impact of the stronger U.S. dollar.


      SALES BY GROUP (IN MILLIONS)                                 1997              1996             1995
                                                                 ------            ------           ------
      Specialty Additives                                        $587.1            $532.0           $460.4
      Specialty Plastics                                          317.6             292.4            250.4
                                                                 ------            ------           ------
        Total                                                    $904.7            $824.4           $710.8
                                                                 ======            ======           ======


                                                                            [25]

                     The BFGoodrich Company and Subsidiaries

      SPECIALTY ADDITIVES GROUP Strong volume growth and, to a lesser extent, acquisitions drove a 10 percent sales increase in 1997. Excluding the negative impact of the stronger U.S. dollar on European businesses, sales increased 12 percent. Volume gains were realized in most product lines and market segments. Synthetic thickeners sales for industrial, personal-care, household and pharmaceutical applications in Europe and Asia were particularly strong, as were North American resins and emulsions sales in the paints and coatings and electronics market segments. Selling prices were generally higher in all Specialty Additives product lines. Excluding acquisitions, sales increased 7 percent.

      Operating income in 1997 increased 28 percent, driven by volume and productivity gains. The benefits of higher selling prices were mitigated by the negative impact of the stronger U.S. dollar. Excluding the negative foreign exchange impact, the group's operating income increased 34 percent over 1996. Group operating margins increased 17 percent as a result of the above gains.


      OPERATING INCOME BY GROUP (IN MILLIONS)                      1997              1996             1995
                                                                 ------            ------            -----
      Specialty Additives                                        $ 84.9            $ 66.1            $48.9
      Specialty Plastics                                           43.3              43.4             25.5
                                                                 ------            ------            -----
        Total                                                    $128.2            $109.5            $74.4
                                                                 ======            ======            =====



      SPECIALTY PLASTICS GROUP Sales in 1997 rose 9 percent, despite the stronger U.S. dollar effects during the year. Adjusted for exchange rate changes, principally against European currencies, sales increased 12 percent over 1996. Solid volume gains in the group's high-heat-resistant plastics were achieved, most of which were in North America, while significantly higher volumes for thermoplastic polyurethanes occurred in both North America and Europe. Static-control polymer sales growth was achieved in North America and Asia.

      1997 was a transitional year for Specialty Plastics from an operating income perspective. Income growth relating to volume gains was offset principally by start-up costs in connection with investments in domestic and global expansions in all divisions. Also, the negative foreign exchange impact of the stronger U.S. dollar and higher raw material costs reduced operating income. The group's operating income increased 3 percent over 1996 without the foreign exchange impact. Operating income growth was achieved by the thermoplastic polyurethane business. Significant operating margin erosion occurred, however, in the high-heat-resistant plastics business, principally caused by the significant start-up costs associated with the construction of two new European plants. Operating margins in this business are expected to improve during 1998 and 1999 as the two new plants become fully operational and volume leverage is achieved.


      OPERATING MARGIN BY GROUP                                  1997              1996             1995
                                                                 ----              ----             ----
      Specialty Additives                                        14.5%             12.4%            10.6%
      Specialty Plastics                                         13.6%             14.8%            10.2%
      Total Segment                                              14.2%             13.3%            10.5%


      OUTLOOK Specialty Chemicals is committed to aggressive growth. The growth strategy includes global expansion, extension of product breadth and entering new markets. Consistent with that strategy, in late 1997 and early 1998, the Company announced several initiatives, including the formation of a specialty plastics joint venture in China, the acquisition of ICI's thermoplastic polyurethane capacity in the United Kingdom, the acquisition of the C. H. Patrick textile and coatings business and the signing of a definitive agreement to acquire Freedom Chemical Company. Freedom Chemical had sales of $293.1 million in 1997, 42 percent of which were outside the U.S., including product lines in food additives-representing a new market for Specialty Chemicals. Additionally,


[26]

                     The BFGoodrich Company and Subsidiaries




the construction of a new high-heat-resistant plastic resin facility will be completed in early 1998 in The Netherlands, which will provide additional sales volume and strengthen the Company's competitive position in Europe. The segment expects continued sales and operating income growth and improved operating margins from its internal and external growth initiatives.

1996 Compared with 1995

CONSOLIDATED OPERATIONS 1996 marked a year of continued growth and improved earnings performance. Both Aerospace and Specialty Chemicals Segments achieved higher sales and operating income in 1996 compared with 1995.

      Income from continuing operations increased 22 percent over 1995. Results in 1995 included (after tax) a $12.5 million insurance recovery, a $1.9 million restructuring charge and a $2.2 million business sale gain. Excluding these special items and the previously mentioned 1996 special items, 1996 income from continuing operations was $127.7 million, or $1.83 per diluted share, compared with $82.0 million, or $1.11 per diluted share in 1995.

AEROSPACE The Aerospace Segment achieved higher sales and operating income in 1996. Sales increased 4 percent over 1995, while operating income increased 11 percent.

      AEROSTRUCTURES GROUP Sales declined 5 percent in 1996, to $744.4 million. Sales in 1996 benefited from increased MD-90 deliveries and approximately $30.0 million of one-time sales related to Boeing and International Aero Engines contracts. Overall, sales declined from 1995 levels primarily due to delivery rate reductions on the PW4000, RB211-535 and CF6-80C programs. In addition, government sales declined due to the near completion of the C-130 and the Titan Space programs. Despite the sales decline, the group's 1996 operating income increased 16 percent over 1995, reflecting a favorable sales mix and the positive settlement of outstanding contract terms on the IL96 and the A340 contracts. The group's 1996 operating income was adversely impacted by a $7.2 million pretax impairment charge on its Arkadelphia, Arkansas, facility.

      LANDING SYSTEMS GROUP Demand from airlines for several wheel and brake programs increased, including the Boeing 747-400 and Airbus A320 and A330/340 programs. Strong commercial landing gear spares sales, particularly for the Boeing 767 program, also contributed to the sales increase. Improving demand for new aircraft landing gear, principally for the Boeing 747-400 program, also added to the group's sales growth. Strong aftermarket demand for evacuation products and evacuation repair services more than offset lower evacuation products sales for new aircraft. Higher volumes, particularly in higher-margin aftermarket sales, drove the group's operating income increase over 1995.

      SENSORS AND INTEGRATED SYSTEMS GROUP The group's sales increase resulted from strong aircraft sensors aftermarket demand. Demand increased for retrofit products, particularly for Boeing 727 and 737 and Lockheed L1011 aircraft. The increase in operating income over 1995 reflects the higher 1996 sales levels.

      MAINTENANCE, REPAIR AND OVERHAUL GROUP The MRO Group achieved significant sales growth compared to 1995 levels, reflecting the continuing trend by airlines toward outsourcing of commercial airframes and components maintenance, principally landing gear and wheels and brakes. The MRO Group also benefited from the full-year impact of America West Airlines and Western Pacific Airlines contracts. Despite higher 1996 sales, operating income remained flat compared with 1995. This principally reflected inefficiencies and higher labor costs at the group's airframe business in Seattle, Washington. The higher costs and inefficiencies resulted from significant labor turnover during 1996 due to increased demand by neighboring Boeing and the airlines for skilled technicians.

SPECIALTY CHEMICALS Segment sales and operating income in 1996 exceeded the 1995 record levels. Sales in 1996 increased 16 percent, to $824.4 million. Excluding 1996 acquisitions and a 1995 divestment, sales increased 10 percent. Segment operating income increased 47 percent, to $109.5 million. Adjusted for 1996 acquisitions and the 1995 divestment, operating income increased 40 percent.

                                                                            [27]

                     The BFGoodrich Company and Subsidiaries


      SPECIALTY ADDITIVES GROUP Sales increased 16 percent over the prior year. Excluding four 1996 acquisitions, sales increased 7 percent, reflecting both volume gains and price increases across most major product lines. Resins and emulsions sales to the textile, electronics, adhesives, industrial coatings and do-it-yourself markets were especially strong. Synthetic thickeners sales for industrial, personal-care, household and pharmaceutical applications also generated strong volume gains over 1995. The group's operating income performance reflected the benefits of higher 1996 volumes and selling prices, plus the contribution from acquisitions.

      SPECIALTY PLASTICS GROUP A 17 percent sales increase in 1996 reflected strong high-heat-resistant plastics demand in North America, Europe and the Middle East. In addition, higher thermoplastic polyurethane volumes in Europe and in North American static-control polymers markets contributed to the group's overall growth. Sales also benefited from higher prices in most major product lines. 1996 operating income growth was largely driven by volume gains, assisted by higher selling prices.

IMPAIRMENT AND RESTRUCTURING CHARGES In 1997, the Company recognized a $35.2 million pretax charge ($21.0 million after tax, or $.28 per diluted share) to write off that portion of its McDonnell Douglas MD-90 aircraft contract investment, plus the future costs it will be required to spend to complete the contract, that the Company determined would not be recoverable from future MD-90 sales represented by firm aircraft orders. In addition, the Company recognized a $49.3 million pretax charge ($29.5 million after tax) for this program in December 1996 (this charge did not impact the income statement; rather, it was recognized as a direct adjustment to equity as a result of aligning Rohr's fiscal year with BFGoodrich's).

      In 1996, the Company recognized a $7.2 million pretax impairment charge on its Arkadelphia, Arkansas, facility. Also during 1996, the Company recognized a $4.0 million pretax charge for a voluntary early retirement program for eligible employees of the Specialty Plastics and Specialty Additives Groups.

      In 1995, the Company recorded a $3.1 million pretax charge to reflect the termination benefits paid under a voluntary early retirement program.

      The Company continues to evaluate employment levels and facility cost structures in relation to economic and competitive conditions.

NET INTEREST EXPENSE Net interest expense has declined significantly in each of the last three years. This achievement principally reflects progressively lower debt levels as a result of cash generated from operations and proceeds from the sale of businesses. In addition, the Company has gradually been refinancing its long-term debt with lower-cost funds.

ISSUANCE OF SUBSIDIARY STOCK In May 1997, the Company's subsidiary, DTM Corporation, issued 2,852,191 shares of its authorized but previously unissued common stock in an initial public offering ("IPO"). The shares were issued at $8.00 per share ($7.44 per share net of the underwriting discount), resulting in $21.2 million cash proceeds to DTM, net of the underwriting discount. DTM develops, designs, manufactures, markets and supports, on an international basis, rapid prototyping and rapid tooling systems, powdered material and related services. The Company owned approximately 92 percent of DTM's outstanding common stock immediately prior to the IPO. As a result of the IPO, the Company's interest declined to approximately 50 percent (the Company did not sell any of its interest in the IPO). The Company recognized a pretax gain of $13.7 million ($8.0 million after tax, or $.10 per diluted share, including provision for deferred income taxes) in accordance with the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin 84. The Company does not expect public or private offerings of any of its subsidiaries' previously unissued stock to occur in the foreseeable future.


[28]

                     The BFGoodrich Company and Subsidiaries


OTHER INCOME (EXPENSE)-NET For major components of Other income (expense)-net, see Note P to the Consolidated Financial Statements.

DISCONTINUED OPERATIONS On August 15, 1997, the Company sold its chlor-alkali and olefins ("CAO") business to The Westlake Group for $92.7 million, resulting in a $14.5 million after-tax gain, or $.19 per diluted share. The CAO business disposition represents the disposal of a segment of a business under APB Opinion No. 30 ("APB 30"). Accordingly, the Consolidated Statement of Income reflects the CAO business (previously reported as Other Operations) as a discontinued operation. For further information, see Note C to the Consolidated Financial Statements.

      On February 3, 1997, the Company sold Tremco Incorporated to RPM, Inc. for $230.7 million, resulting in a $59.5 million after-tax gain, or $.80 per diluted share. The sale of Tremco Incorporated completed the disposition of the Company's Sealants, Coatings and Adhesives ("SC&A") Group, which also represented a disposal of a segment of a business under APB 30.

      In 1995, Rohr completed the disposition of its business jet line of nacelle business, which represented the disposal of a business segment under APB 30.

EXTRAORDINARY ITEMS During 1997, the Company incurred $19.3 million of costs (net of a $13.1 million income tax benefit), or $.25 per diluted share, to extinguish certain indebtedness previously held by Rohr, which is reported as an extraordinary item. Costs incurred include debt premiums and other direct costs associated with the extinguishment of the related debt. The Company used a combination of existing cash funds and proceeds from new lower-cost long-term debt to extinguish the debt. Of the $19.3 million, $2.6 million (net of a $1.8 million income tax benefit) was incurred during the third quarter in connection with prepaying Rohr's 9.33 percent Senior Notes and 9.35 percent Senior Notes. The remaining $16.7 million (net of an $11.3 million income tax benefit) relates to debt extinguishment costs incurred in connection with the Rohr merger during the fourth quarter for refinancing Rohr's 11.625 percent Senior Notes, 9.25 percent Subordinated Debentures, 7.00 percent Convertible Subordinated Debentures and 7.75 percent Convertible Subordinated Notes.

RETURN ON EQUITY The Company's objective is to achieve and maintain a return on equity of 15 percent. In 1997, the Company achieved a return on equity of 13.5 percent, compared with 15.8 percent in 1996 and 14.7 percent in 1995. Adjusted for the special items previously mentioned, return on equity for 1997, 1996 and 1995 was 13.5 percent, 11.6 percent and 8.3 percent, respectively.

CAPITAL RESOURCES AND LIQUIDITY Current assets less current liabilities were $466.4 million at December 31, 1997, compared with $553.7 million a year earlier-a decrease of $87.3 million. The Company's current ratio was 1.50X at December 31, 1997, compared with 1.65X a year ago. In addition, the quick ratio was .62X at the end of 1997, compared with .78X at the end of 1996. These decreases principally reflect the impact of the Company's refinancing activities. The Company's total debt less cash and cash equivalents was $713.3 million at December 31, 1997, compared with $937.0 million at December 31, 1996.

      The Company has adequate cash flow from operations to satisfy its operating requirements and capital spending programs. In addition, the Company has the credit facilities described in the following paragraphs to finance growth opportunities as they arise.

      The Company maintains $410.0 million of uncommitted domestic money market facilities with various banks to meet its short-term borrowing requirements. As of December 31, 1997, $262.3 million of these facilities were unused and available. The Company's uncommitted credit facilities are provided by a small number of commercial banks that also provide the Company with all of its domestic committed lines of credit and the majority of its cash management, trust and investment management requirements. As a result of these established relationships, the Company believes that its uncommitted facilities are a highly reliable and cost-effective source of liquidity.



                                                                            [29]

                     The BFGoodrich Company and Subsidiaries


      The Company also maintains $300.0 million of committed domestic revolving credit agreements with various banks, expiring in the year 2000. At December 31, 1997, and throughout the year, these facilities were not in use.

      In addition, at December 31, 1997, the Company had an effective shelf registration statement with the SEC providing the ability to issue up to $131.0 million of public debt securities (referred to as the MTN program). MTN notes are fixed-rate non-callable debt securities. In January 1998, the Company issued $130.0 million of 6.9 percent 20-year MTN notes, essentially exhausting the Company's shelf registration. The notes were issued to finance partially the acquisition of Freedom Chemical, the purchase of which the Company expects to complete late in the first quarter of 1998 (see Note D to the Consolidated Financial Statements for additional information). In early 1998, the Company expects to file a registration statement with the SEC for the establishment of a new shelf registration for purposes of the MTN program.

      The Company also has a $75.0 million committed multi-currency revolving credit facility with various international banks, expiring in the year 2003. The Company intends to use this facility for short- and long-term local currency financing to support European operations growth. At December 31, 1997, the Company had borrowed $69.7 million ($44.2 million on a short-term basis and $25.5 million on a long-term basis) denominated in various European currencies at floating rates. The Company has effectively converted the $25.5 million long-term debt portion into fixed-rate debt with an interest rate swap.

      The Company believes that its credit facilities are sufficient to meet longer-term capital requirements, including normal maturities of long-term debt.

      One of the Company's objectives is to achieve and maintain an "A" rating by the leading credit rating agencies. Accomplishing this goal reduces the Company's cost of debt capital and strengthens the Company's financial flexibility to achieve its growth plans. During 1997, the Company made further progress toward achieving this objective as Standard & Poor's Ratings Group raised its rating on the Company's senior debt to A-. Duff & Phelps Credit Rating Co. had previously upgraded the Company's rating to A-, while Moody's Investors Service currently maintains a Baa1 rating on the Company's senior debt.

      At December 31, 1997, the Company's debt-to-capitalization ratio was 33.0 percent. For purposes of this ratio, the QUIPS (see Note U to the Consolidated Financial Statements) are treated as capital. The Company strives to maintain its debt-to-capitalization ratio within the long-term target range of 35 to 40 percent.

      CASH FLOW "Free cash flow" is cash from operations remaining after satisfying capital expenditures and dividend payments. The Company's strategy is to maximize free cash flow through profitable business growth and to reinvest in opportunities that will build shareholder value after providing common shareholders with appropriate dividend payments.

      Free cash flow for the Company is summarized as follows:


      (IN MILLIONS)                              1997         1996         1995
                                               ------       ------       ------
      Cash flows from (used for):
        Operations                             $209.6       $265.5       $221.0
        Capital expenditures-net               (151.4)      (188.3)      (152.6)
                                               ------       ------       ------
                                                 58.2         77.2         68.4
        Dividends and QUIPS distributions       (70.0)       (69.3)       (66.7)
                                               ------       ------       ------
      Free cash flow (deficiency)              $(11.8)      $  7.9       $  1.7
                                               ======       ======       ======


      Cash flow from operations in 1997 declined $55.9 million compared with 1996. This decline largely reflects income tax payments of $54.7 million made by the Company in 1997, relating to the gains on the sale of businesses. Excluding the effect of these income tax payments, 1997 free cash flow improved substantially compared with 1996.

[30]

                   The BFGoodrich Company and Subsidiaries


      Cash flow from operations has been more than adequate to finance capital expenditures in each of the past three years. The Company expects to have sufficient cash flow from operations to finance planned capital spending for 1998.

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

      BFGoodrich and its subsidiaries are generators of both hazardous and non-hazardous wastes, the treatment, storage, transportation and disposal of which are subject to various laws and governmental regulations. Although past operations were in substantial compliance with the then-applicable regulations, the Company has been designated as a potentially responsible party ("PRP") by the U.S. Environmental Protection Agency ("EPA") in connection with approximately 38 sites, most of which related to businesses previously discontinued. The Company believes it may have continuing liability with respect to not more than 18 sites.

      The Company initiates corrective and/or preventive environmental projects of its own to ensure safe and lawful activities at its current operations. The Company believes that compliance with current governmental regulations will not have a material adverse effect on its capital expenditures, earnings or competitive position. The Company's environmental engineers and consultants review and monitor past and existing operating sites. This process includes investigation of National Priority List sites where the Company is considered a PRP, review of remediation methods and negotiation with other PRPs and governmental agencies.

      At December 31, 1997, the Company has recorded as Accrued expenses and as Other Non-current Liabilities a total of $31.4 million to cover future environmental expenditures, principally for remediation of the aforementioned sites and other environmental matters. A significant portion of accrued environmental liabilities is in connection with four sites which relate to businesses previously discontinued and two sites that came with the Rohr merger. Two of the most significant variables in determining the Company's ultimate liability are the remediation method finally adopted for the site and the Company's share of the total site remediation cost. With respect to three of the four sites of previously discontinued businesses, the Company's maximum percentage share of the ultimate remediation costs is fixed. The percentages range from approximately 12 percent to approximately 41 percent, and appropriate reserves have accordingly been established. At the fourth site, alternate dispute resolution ("ADR") is underway to establish the various parties' share of responsibility. The Company's interim share is 30 percent, which the Company believes will likely decrease as a result of the ADR.

      Of the four sites relating to discontinued businesses, two sites are in the operation and maintenance phase for which costs are reasonably fixed. Construction at a third site was begun in 1997, but problems with the remedial design caused work to be discontinued. Modifications or other remedial alternatives are being explored which could result in increases or decreases in estimated costs. Until a decision on these remedy changes is made in 1998, an accurate cost estimate for this site cannot be determined. Litigation on this site with the government over the recovery of past government costs is ongoing. Until a final decision on the remedy is made and the Company's percentage of liability is determined through ADR, it is not possible to estimate the Company's total cost of this site. However, total site costs are not expected to exceed $15.0 million, of which the Company's share is 30 percent, which reflects the basis for the amount accrued at December 31, 1997. The final site involving discontinued businesses continues in litigation with no agreement with the government over the remedy and government costs

                                                                            [31]

                   The BFGoodrich Company and Subsidiaries


exceeding $22.0 million. This site presents the greatest uncertainty both as to the nature and cost of the final remedy and the percentage of the government's costs that are found to be recoverable. However, the Company's share of this site is relatively small, at less than 12 percent. The Company has accrued for costs it expects to incur.

      The Company also has two active Superfund sites relating to the Aerostructures Group (Rohr). Of these, one is a multimillion dollar site that has been in active investigation/remediation/litigation for over 15 years. Depending on the outcome of recent settlement discussions, the Company may not spend much more on this matter, but a reserve is being retained in the event the settlement does not occur. An action against third-party defendants is being pursued by the PRPs seeking contribution. No receivable has been reflected for any potential contributions. The second Rohr site is in an earlier stage and the Company's percentage share of the total site remediation cost has not been determined. The estimated cost of this site to all parties is $70.0 million.

      The Company believes that it has adequately reserved for all of the above sites based on currently available information. Management believes that it is reasonably possible that additional costs may be incurred beyond the amounts accrued as a result of new information. However, the amounts, if any, cannot be estimated and management believes that they would not be material to the Company's financial condition, but could be material to the Company's results of operations in a given period.

YEAR 2000 COMPUTER COSTS The Company has been addressing the computer system changes that will be required to ensure functionality of all the Company's computer systems for the year 2000. The Company has completed, is currently working on or soon will be engaged in the implementation of several new business systems, replacing outdated systems. The new systems are already designed to be year 2000 compliant. In other circumstances, the Company will be required to make changes to existing systems. The Company currently estimates that incremental costs (i.e., payments to third parties) to modify existing software to become year 2000 compliant should be less than $5.0 million in the aggregate for its existing businesses. Such costs are expected to be incurred throughout 1998 and 1999 and will be expensed as incurred. The Company is also in the process of reviewing the efforts being undertaken by its vendors and customers to become year 2000 compliant to ensure that no business interruption is experienced at the turn of the century. The Company is not currently aware of vendor or customer circumstances that may have a material adverse impact on the Company.

NEW ACCOUNTING STANDARDS During 1997, the Financial Accounting Standards Board issued Statement 128, regarding earnings per share, and Statement 131, which deals with segment reporting. The Company has restated all earnings per share amounts in accordance with Statement 128. Statement 131, effective for the Company's annual report for the year ending December 31, 1998, provides new guidance on how an enterprise is to determine its segments in order to provide segment disclosures for financial reporting purposes. The Company does not expect Statement 131 to change its reportable segments as currently presented in the Consolidated Financial Statements.



[32]

                     The BFGoodrich Company and Subsidiaries


FORWARD-LOOKING INFORMATION IS SUBJECT TO RISK AND UNCERTAINTY This document includes certain forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, that involve risk and uncertainty.

      With respect to Aerospace, the expected continuing recovery of the worldwide civil aviation market, including a more than 35 percent increase in delivery of aircraft by Boeing and Airbus, could be adversely affected if customers cancel or delay current orders or original-equipment manufacturers reduce the rate they build or expect to build products for such customers. Such cancellations, delays or reductions may occur if there is a substantial change in the health of the airline industry or in the general economy, or if a customer were to experience financial or operational difficulties. There have been reports of weak new aircraft orders and actual cancellation of orders from Asian carriers due to the Asian financial crisis. If these developments should continue or accelerate, it could have an adverse effect upon the Company. Even if orders remain strong, original-equipment manufacturers could reduce the rate at which they build aircraft due to inability to obtain adequate parts from suppliers and/or because of productivity problems relating to a recent rapid build-up of the labor force to increase the build rate of new aircraft. Boeing announced a temporary cessation of production in the fall of 1997 for these reasons. A change in levels of defense spending could curtail or enhance prospects in the Company's military business. If the trend towards increased outsourcing or reduced number of suppliers in the airline industry changes, it could affect the Company's business. If the Boeing 717 program is not as successful as anticipated, or the Company cannot work out an equitable adjustment on the PW4000 program, it could adversely affect the Company's business. If the Company is unable to continue to acquire and develop new systems and improvements, it could affect future growth rates. There has been a higher-than-normal historical turnover rate of technicians in the MRO business due to hiring by Boeing and the airlines, although recently the turnover rate has been returning closer to historical levels. If this trend were again to reverse, it could have an adverse effect on the Company. If the Company is unable to replace the Western Pacific MRO business with similar volumes at similar margins, it could adversely affect the Company. Such events could be exacerbated if there is a substantial change in the health of the airline industry, or in the general economy, or if a customer were to experience major financial difficulties.

      With respect to Specialty Chemicals, the expected growth in volume demand could be adversely impacted by a lack of acceptance of new product offerings or by a delay in capacity expansions in the United States and Europe. Expected sales increases in the Far East could be adversely impacted by recent turmoil in financial markets in that region. If operating margins in the specialty plastics businesses do not improve or the Company is unable to achieve additional sales of high-heat-resistant plastic resins at appropriate margins, it could adversely affect the Company.

      With respect to the entire Company, if outside vendors are unable to make their computer systems year 2000 compliant in time, or if the magnitude of the year 2000 issue is greater than presently anticipated, it could have a material adverse impact on the Company. If there are unexpected developments with respect to environmental matters involving the Company, it could have an adverse effect upon the Company. The Company's financial template sets forth goals, but they are not forecasts.


                                                                            [33]

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

      The Company maintains a system of internal controls designed to provide reasonable assurance that accounting records are reliable for the preparation of financial statements and for safeguarding assets. The Company's system of internal controls includes: written policies, guidelines and procedures; organizational structures, staffed through the careful selection of people that provide an appropriate division of responsibility and accountability; and an internal audit program. Ernst & Young LLP, independent auditors, were engaged to audit and to render an opinion on the Consolidated Financial Statements of The BFGoodrich Company and subsidiaries. Their opinion is based on procedures believed by them to be sufficient to provide reasonable assurance that the Consolidated Financial Statements are not materially misstated.
The report of Ernst & Young LLP follows.

      The Board of Directors pursues its oversight responsibility for the financial statements through its Audit Committee, composed of Directors who are not employees of the Company. The Audit Committee meets regularly to review with management and Ernst & Young LLP the Company's accounting policies, internal and external audit plans and results of audits. To ensure complete independence, Ernst & Young LLP and the internal auditors have full access to the Audit Committee and meet with the Committee without the presence of management.



D. L. Burner
Chairman and Chief Executive Officer



D. L. Tobler
Executive Vice President and Chief Financial Officer



S. G. Rolls
Vice President and Controller



[34]

                     The BFGoodrich Company and Subsidiaries

                         Report Of Independent Auditors


TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
OF THE BFGOODRICH COMPANY:


We have audited the accompanying Consolidated Balance Sheet of The BFGoodrich Company and subsidiaries as of December 31, 1997 and 1996, and the related Consolidated Statements of Income, Shareholders' Equity and Cash Flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements as of and for the years ended July 31, 1996 and 1995 of Rohr, Inc., which statements reflect total assets constituting 26 percent as of July 31, 1996, and total sales constituting 27 percent and 30 percent for the years ended July 31, 1996 and 1995, respectively, of the related consolidated totals. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Rohr, Inc. for 1996 and 1995, is based solely on the report of the other auditors.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audits and, for 1996 and 1995, the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The BFGoodrich Company and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                               /S/ ERNST & YOUNG LLP


Cleveland, Ohio
February 16, 1998

                                                                            [35]

                     The BFGoodrich Company and Subsidiaries

                        Consolidated Statement of Income


(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
YEAR ENDED DECEMBER 31                                    1997           1996           1995
                                                     ---------      ---------      ---------

SALES                                                $ 3,373.0      $ 2,845.8      $ 2,661.8
Operating costs and expenses:
  Cost of sales                                        2,454.7        2,042.5        1,973.3
  Charge for MD-90 contract                               35.2              -              -
  Selling and administrative costs                       556.0          481.8          438.0
  Restructuring costs and asset impairment                   -           11.2            3.1
  Merger-related costs                                    77.0              -              -
                                                     ---------      ---------      ---------
                                                       3,122.9        2,535.5        2,414.4
                                                     ---------      ---------      ---------
OPERATING INCOME                                         250.1          310.3          247.4
Interest expense                                         (73.0)         (89.3)         (98.6)
Interest income                                           12.0            4.2            6.5
Gain on issuance of subsidiary stock                      13.7              -              -
Other income (expense)-net                                15.0          (30.8)           1.9
                                                     ---------      ---------      ---------
Income from continuing operations before
  income taxes and Trust distributions                   217.8          194.4          157.2
Income tax expense                                       (94.1)         (68.4)         (57.3)
Distributions on Trust preferred securities              (10.5)         (10.5)          (5.1)
                                                     ---------      ---------      ---------
INCOME FROM CONTINUING OPERATIONS                        113.2          115.5           94.8
Income from discontinued operations-net of taxes          84.3           58.4           47.3
                                                     ---------      ---------      ---------
INCOME BEFORE EXTRAORDINARY ITEMS                        197.5          173.9          142.1
Extraordinary losses on debt
  extinguishment-net of taxes                            (19.3)             -           (1.2)
                                                     ---------      ---------      ---------
NET INCOME                                           $   178.2      $   173.9      $   140.9
                                                     =========      =========      =========

BASIC EARNINGS PER SHARE:
  Continuing operations                              $    1.59      $    1.74      $    1.40
  Discontinued operations                                 1.19            .87            .74
  Extraordinary losses                                    (.27)             -           (.02)
                                                     ---------      ---------      ---------
  Net income                                         $    2.51      $    2.61      $    2.12
                                                     =========      =========      =========
DILUTED EARNINGS PER SHARE:
  Continuing operations                              $    1.53      $    1.65      $    1.34
  Discontinued operations                                 1.13            .83            .69
  Extraordinary losses                                    (.25)             -           (.02)
                                                     ---------      ---------      ---------
  Net income                                         $    2.41      $    2.48      $    2.01
                                                     =========      =========      =========


See Notes to Consolidated Financial Statements.

[36]

                     The BFGoodrich Company and Subsidiaries

                           Consolidated Balance Sheet

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
DECEMBER 31                                                                        1997                  1996
                                                                               --------              --------

CURRENT ASSETS
  Cash and cash equivalents                                                    $   47.0              $  137.1
  Accounts and notes receivable                                                   532.6                 527.5
  Inventories                                                                     652.6                 646.4
  Deferred income taxes                                                           132.4                  51.8
  Prepaid expenses and other assets                                                36.7                  45.1
                                                                               --------              --------
   TOTAL CURRENT ASSETS                                                         1,401.3               1,407.9
PROPERTY                                                                        1,065.1               1,142.0
DEFERRED INCOME TAXES                                                              86.0                 160.2
PREPAID PENSION                                                                   148.3                  89.3
GOODWILL                                                                          546.2                 544.3
IDENTIFIABLE INTANGIBLE ASSETS                                                     51.1                  47.6
OTHER ASSETS                                                                      195.9                 188.5
                                                                               --------              --------
   TOTAL ASSETS                                                                $3,493.9              $3,579.8
                                                                               ========              ========
CURRENT LIABILITIES
  Short-term bank debt                                                         $  192.8              $  134.4
  Accounts payable                                                                327.6                 306.7
  Accrued expenses                                                                411.3                 344.4
  Income taxes payable                                                                -                  10.4
  Current maturities of long-term debt and
   capital lease obligations                                                        3.2                  58.3
                                                                               --------              --------
   TOTAL CURRENT LIABILITIES                                                      934.9                 854.2
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS                                      564.3                 881.4
PENSION OBLIGATIONS                                                                39.6                  56.8
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS                                       343.7                 352.4
OTHER NON-CURRENT LIABILITIES                                                      65.7                  86.6
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE W)                                       -                     -
MANDATORILY REDEEMABLE PREFERRED SECURITIES OF TRUST                              123.1                 122.6
SHAREHOLDERS' EQUITY
  Common stock-$5 par value
   Authorized, 100,000,000 shares; issued, 73,946,160
     shares in 1997 and 70,530,178 shares in 1996                                 369.7                 352.7
  Additional capital                                                              500.7                 444.0
  Income retained in the business                                                 591.5                 490.8
  Cumulative unrealized translation adjustments                                    (1.7)                  5.9
  Minimum pension liability adjustment                                             (1.8)                (26.4)
  Unearned portion of restricted stock awards                                       (.7)                 (9.0)
  Common stock held in treasury, at cost (1,204,022
   shares in 1997 and 1,135,985 shares in 1996)                                   (35.1)                (32.2)
                                                                               --------              --------
   TOTAL SHAREHOLDERS' EQUITY                                                   1,422.6               1,225.8
                                                                               --------              --------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                  $3,493.9              $3,579.8
                                                                               ========              ========




See Notes to Consolidated Financial Statements.

                                                                            [37]

                     The BFGoodrich Company and Subsidiaries

                      Consolidated Statement of Cash Flows


(DOLLARS IN MILLIONS)
YEAR ENDED DECEMBER 31                                                 1997           1996           1995
                                                                   --------       --------       --------
OPERATING ACTIVITIES
Net income                                                         $  178.2       $  173.9       $  140.9
Adjustments to reconcile net income to net
  cash provided by operating activities:
   Extraordinary loss on debt extinguishment                           19.3              -            1.2
   Depreciation and amortization                                      138.8          139.8          136.0
   Deferred income taxes                                               33.2           29.0           31.6
   Net gains on sale of businesses                                   (138.8)          (4.5)          (3.6)
   Charge for exchange of 7.75% Convertible Notes                         -            5.3              -
   Asset impairment write-down                                            -            7.2              -
   Change in assets and liabilities, net of effects
     of acquisitions and dispositions of businesses:
      Receivables                                                     (41.7)         (36.9)          13.6
      Inventories                                                     (53.3)         (29.9)         (64.4)
      Other current assets                                              1.1            2.0            5.2
      Accounts payable                                                 26.0            7.2          (14.6)
      Accrued expenses                                                 86.2            6.2           (1.4)
      Income taxes payable                                            (11.2)         (19.5)           9.1
      Other non-current assets and liabilities                        (28.2)         (14.3)         (32.6)
                                                                   --------       --------       --------
Net cash provided by operating activities                             209.6          265.5          221.0
                                                                   --------       --------       --------
INVESTING ACTIVITIES
Purchases of property                                                (159.9)        (197.1)        (155.8)
Proceeds from sale of property                                          8.5            8.8            3.2
Proceeds from sale of businesses                                      395.9           28.9           82.3
Repurchase of sale-leaseback transactions                                 -              -          (21.8)
Sale of short-term investments                                          8.0              -           17.6
Payments made in connection with acquisitions,
  net of cash acquired                                               (133.4)        (107.9)         (15.4)
Other                                                                     -              -           (5.7)
                                                                   --------       --------       --------
Net cash provided (used) by investing activities                      119.1         (267.3)         (95.6)
                                                                   --------       --------       --------
FINANCING ACTIVITIES
Net (decrease) increase in short-term debt                             68.9          122.5          (59.2)
Proceeds from issuance of long-term debt                              150.0           71.1           80.8
Repayment of long-term debt and capital
  lease obligations                                                  (543.0)        (155.5)         (99.3)
Cash collateral for receivable sales program                            5.0           13.5           13.0
Reduction in sales of receivable sales program                            -              -          (20.0)
Proceeds from issuance of capital stock                                14.8           11.2           16.6
Proceeds from issuance of Trust preferred
  securities, net of issuance costs                                       -              -          122.1
Purchases of treasury stock                                            (9.7)           (.1)         (33.4)
Dividends                                                             (59.5)         (58.8)         (61.6)
Distributions on Trust preferred securities                           (10.5)         (10.5)          (5.1)
Retirements of preferred stock                                            -              -          (88.3)
Other                                                                   1.1            1.3            1.5
                                                                   --------       --------       --------
Net cash used by financing activities                                (382.9)          (5.3)        (132.9)
                                                                   --------       --------       --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH
  AND CASH EQUIVALENTS                                                 (2.2)           (.7)            .6
                                                                   --------       --------       --------
NET DECREASE IN CASH
  AND CASH EQUIVALENTS                                                (56.4)          (7.8)          (6.9)
CASH AND CASH EQUIVALENTS
  AT BEGINNING OF YEAR1                                               103.4          144.9          151.8
                                                                   --------       --------       --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                           $   47.0       $  137.1       $  144.9
                                                                   ========       ========       ========



1 Cash and cash equivalents at the beginning of 1997 does not agree with the amount at the end of 1996 due to the net cash transactions of Rohr from August 1, 1996 to December 31, 1996, which are not reflected in the 1996 column above.

See Notes to Consolidated Financial Statements.

[38]

                     The BFGoodrich Company and Subsidiaries

                 Consolidated Statement of Shareholders' Equity

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
YEAR ENDED DECEMBER 31                                           1997             1996             1995
                                                             --------         --------         --------

COMMON STOCK-$5 PAR VALUE
  Balance at beginning of year                               $  352.7         $  197.2         $  192.9
   Adjustment to conform Rohr's fiscal year                      10.3                -                -
   Two-for-one common stock split                                   -            134.7                -
   Contribution to pension plans                                    -              3.8                -
   Conversion of Series D Preferred Stock                           -                -              2.0
   Conversion of 7.75% Convertible Subordinated Notes              .5             14.0                -
   Employee award programs                                        4.1              3.0              2.3
   Exercise of warrants                                           2.1                -                -
                                                             --------         --------         --------
  Balance at end of year                                        369.7            352.7            197.2
                                                             --------         --------         --------
ADDITIONAL CAPITAL
  Balance at beginning of year                                  444.0            505.2            459.3
   Adjustment to conform Rohr's fiscal year                      39.6                -                -
   Two-for-one common stock split                                   -           (134.7)               -
   Contribution to pension plans                                    -             26.2                -
   Conversion of Series D Preferred Stock                           -                -             20.8
   Conversion of 7.75% Convertible Subordinated Notes             1.0             28.3                -
   Employee award programs                                       12.8             19.0             25.1
   Exercise of warrants                                           3.3                -                -
                                                             --------         --------         --------
  Balance at end of year                                        500.7            444.0            505.2
                                                             --------         --------         --------
INCOME RETAINED IN THE BUSINESS
  Balance at beginning of year                                  490.8            375.7            297.6
   Net income                                                   178.2            173.9            140.9
   Adjustment to conform Rohr's fiscal year                     (18.0)               -                -
   Premium on redemption of Series D Preferred Stock                -                -             (1.2)
   Dividends:
     Series D Preferred Stock, $3.50 per share                      -                -             (4.4)
     Common stock, $1.10 per share in each year                 (59.5)           (58.8)           (57.2)
                                                             --------         --------         --------
      Total dividends                                           (59.5)           (58.8)           (61.6)
                                                             --------         --------         --------
  Balance at end of year                                        591.5            490.8            375.7
                                                             --------         --------         --------
CUMULATIVE UNREALIZED TRANSLATION ADJUSTMENTS
  Balance at beginning of year                                    5.9              9.6              4.9
   Aggregate adjustments for the year                            (7.6)            (3.7)             4.7
                                                             --------         --------         --------
  Balance at end of year                                         (1.7)             5.9              9.6
                                                             --------         --------         --------
MINIMUM PENSION LIABILITY ADJUSTMENT
  Balance at beginning of year                                  (26.4)           (67.2)           (74.5)
   Adjustment to conform Rohr's fiscal year                      26.4                -                -
   Aggregate adjustments for the year                            (1.8)            40.8              7.3
                                                             --------         --------         --------
  Balance at end of year                                         (1.8)           (26.4)           (67.2)
                                                             --------         --------         --------
UNEARNED PORTION OF RESTRICTED STOCK AWARDS                       (.7)            (9.0)           (16.2)
                                                             --------         --------         --------
COMMON STOCK HELD IN TREASURY, AT COST                          (35.1)           (32.2)           (28.3)
                                                             --------         --------         --------
TOTAL SHAREHOLDERS' EQUITY                                   $1,422.6         $1,225.8         $  976.0
                                                             ========         ========         ========



See Notes to Consolidated Financial Statements.
                                                                          [39]

                     The BFGoodrich Company and Subsidiaries

                   Notes to Consolidated Financial Statements




NOTE A   MERGER WITH ROHR
On December 22, 1997, BFGoodrich completed a merger with Rohr, Inc. by exchanging 18,588,004 shares of BFGoodrich common stock for all of the common stock of Rohr (the term Company is used to refer to BFGoodrich including Rohr). Each share of Rohr common stock was exchanged for .7 of one share of BFGoodrich common stock.

      The merger was accounted for as a pooling of interests. Accordingly, all prior period Consolidated Financial Statements and notes thereto have been restated to include the results of operations, financial position and cash flows of Rohr as though Rohr had always been a part of BFGoodrich.

      Prior to the merger, Rohr's fiscal year ended on July 31. For purposes of the combination, Rohr's financial results for its fiscal year ended July 31, 1997, have been restated to the year ended December 31, 1997, to conform with BFGoodrich's calendar year end. Financial results for Rohr's fiscal years ended July 31, 1996 and earlier have not been restated to conform to BFGoodrich's calendar year end. For periods prior to 1997, Rohr's fiscal years ended July 31 have been combined with BFGoodrich's calendar years ended December 31. As a result, Rohr's results of operations for the period August 1, 1996 to December 31, 1996 do not appear in the Consolidated Statement of Income and instead are recorded as a direct adjustment to equity. Rohr's revenues, expenses and net loss for this five-month period were $341.3 million, $359.3 million and $18.0 million, respectively. Included in expenses during this period was a $49.3 million pretax charge ($29.5 million after tax) relating to the McDonnell Douglas MD-90 program (see Note E).

      There were no transactions between BFGoodrich and Rohr prior to the combination. Certain reclassifications were made to Rohr's financial statements to conform to BFGoodrich's presentation.

      The results of operations for the previously separate companies and the combined amounts presented in the Consolidated Statement of Income for each of the last three fiscal years are as follows:


      (IN MILLIONS)                                             1997          1996         1995
                                                            --------      --------     --------

      Sales:
        BFGoodrich                                          $2,306.0      $2,078.2     $1,860.5
        Rohr                                                 1,067.0         767.6        801.3
                                                            --------      --------     --------
        Combined                                            $3,373.0      $2,845.8     $2,661.8
                                                            ========      ========     ========
      Extraordinary items:
        BFGoodrich                                               $ -           $ -          $ -
        Rohr                                                   (19.3)            -         (1.2)
                                                            --------      --------     --------
        Combined                                            $  (19.3)          $ -     $   (1.2)
                                                            ========      ========     ========
      Net income:
        BFGoodrich                                          $  224.8      $  151.7     $  118.0
        Rohr                                                    39.4          22.2         22.9
        Merger-related costs (after tax)                       (86.0)            -            -
                                                            --------      --------     --------
        Combined                                            $  178.2      $  173.9     $  140.9
                                                            ========      ========     ========

      The Company recognized pretax merger-related costs of $105.0 million ($86.0 million after tax, or $1.15 per diluted share). Merger-related costs consisted primarily of costs of investment bankers, attorneys, accountants, financial printing, debt extinguishment and payments due under contractual employee arrangements. Of the $105.0 million, $28.0 million related to debt extinguishment costs ($16.7 million after tax, or $.22 per diluted share) which have been reported as an extraordinary item (see Note F). Of the $86.0 million after-tax merger-related costs above, $7.9 million was recorded by BFGoodrich and $78.1 million was recorded by Rohr.

[40]

                   The BFGoodrich Company and Subsidiaries


NOTE B   SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The Consolidated Financial Statements reflect the accounts of The BFGoodrich Company and its majority-owned subsidiaries. Investments in 20- to 50-percent-owned affiliates and majority-owned companies in which investment is considered temporary are accounted for using the equity method. Equity in earnings (losses) from these businesses is included in Other income (expense)-net. Intercompany accounts and transactions have been eliminated.

CASH EQUIVALENTS Cash equivalents consist of highly liquid investments with a maturity of three months or less at the time of purchase.

INVENTORIES Inventories are stated at the lower of cost or market. Certain domestic inventories are valued by the last-in, first-out ("LIFO") cost method. Inventories not valued by the LIFO method are valued principally by the average cost method.

      Inventoried costs on long-term contracts include certain preproduction costs, consisting primarily of tooling and design costs and production costs, including applicable overhead. As the production costs for early units are charged to in-process inventory at an actual unit cost in excess of the estimated average cost for all units projected to be delivered over the entire contract, a segment of inventory described as the excess of production costs over estimated average unit cost (and referred to as excess-over-average inventory) is created. Generally, excess-over-average inventory, which may include production (but not preproduction) cost overruns, builds during the early years of the contract when the efficiencies resulting from learning are not yet fully realized and declines as the contract matures. Under the learning curve concept, an estimated decrease in unit labor hours is assumed as tasks and production techniques become more efficient through repetition of the same manufacturing operation and through management action such as simplifying product design, improving tooling, purchasing new capital equipment, improving manufacturing techniques, etc. Inventoried costs are reduced by the estimated average cost of deliveries.

      In the event that in-process inventory plus estimated costs to complete a specific contract exceeds the anticipated remaining sales value of such contract, such excess is charged to current earnings, thus reducing inventory to estimated realizable value.

      In accordance with industry practice, costs in inventory include amounts relating to contracts with long production cycles, some of which are not expected to be realized within one year.

LONG-LIVED ASSETS Property, plant and equipment, including amounts recorded under capital leases, are recorded at cost. Depreciation and amortization is computed principally using the straight-line method over the following estimated useful lives: buildings and improvements, 15 to 40 years; machinery and equipment, 5 to 15 years. In the case of capitalized lease assets, amortization is computed over the lease term if shorter. Repairs and maintenance costs are expensed as incurred.

      Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired businesses and is being amortized by the straight-line method, in most cases over 20 to 40 years. Goodwill amortization is recorded in cost of sales.

      Identifiable intangible assets are recorded at cost, or when acquired as a part of a business combination, at estimated fair value. These assets include patents and other technology agreements, licenses and non-compete agreements. They are amortized using the straight-line method over estimated useful lives of 5 to 25 years.


                                                                            [41]

                   The BFGoodrich Company and Subsidiaries

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

REVENUE AND INCOME RECOGNITION For revenues not recognized under the contract method of accounting, the Company recognizes revenues from the sale of products at the point of passage of title, which is at the time of shipment. Revenues earned from providing maintenance service are recognized when the service is complete.

      A significant portion of the Company's sales in the Aerostructures Group of the Aerospace Segment are under long-term, fixed-priced contracts, many of which contain escalation clauses, requiring delivery of products over several years and frequently providing the buyer with option pricing on follow-on orders. Sales and profits on each contract are recognized primarily in accordance with the percentage-of-completion method of accounting, using the units-of-delivery method. The Company follows the guidelines of Statement of Position 81-1 ("SOP 81-1"), "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" (the contract method of accounting) except that the Company's contract accounting policies differ from the recommendations of SOP 81-1 in that revisions of estimated profits on contracts are included in earnings under the reallocation method rather than the cumulative catch-up method.

      Profit is estimated based on the difference between total estimated revenue and total estimated cost of a contract, excluding that reported in prior periods, and is recognized evenly in the current and future periods as a uniform percentage of sales value on all remaining units to be delivered. Current revenue does not anticipate higher or lower future prices but includes units delivered at actual sales prices. Cost includes the estimated cost of the preproduction effort (primarily tooling and design), plus the estimated cost of manufacturing a specified number of production units. The specified number of production units used to establish the profit margin is predicated upon contractual terms adjusted for market forecasts and does not exceed the lesser of those quantities assumed in original contract pricing or those quantities which the Company now expects to deliver in the periods assumed in the original contract pricing. Option quantities are combined with prior orders when follow-on orders are released.

      The contract method of accounting involves the use of various estimating techniques to project costs at completion and includes estimates of recoveries asserted against the customer for changes in specifications. These estimates involve various assumptions and projections relative to the outcome of future events, including the quantity and timing of product deliveries. Also included are assumptions relative to future labor performance and rates, and projections relative to material and overhead costs. These assumptions involve various levels of expected performance improvements. The Company reevaluates its contract estimates periodically and reflects changes in estimates in the current and future periods under the reallocation method.

      Included in sales are amounts arising from contract terms that provide for invoicing a portion of the contract price at a date after delivery. Also included are negotiated values for units delivered and anticipated price adjustments for contract changes, claims, escalation and estimated earnings in excess of billing provisions, resulting from the percentage-of-completion method of accounting. Certain contract costs are estimated based on the learning curve concept discussed under Inventories above.


[42]

                     The BFGoodrich Company and Subsidiaries


FINANCIAL INSTRUMENTS The Company's financial instruments recorded on the balance sheet include cash and cash equivalents, accounts and notes receivable, accounts payable and debt. Because of their short maturity, the carrying amount of cash and cash equivalents, accounts and notes receivable, accounts payable and short-term bank debt approximates fair value. Fair value of long-term debt is based on rates available to the Company for debt with similar terms and maturities.

      Off balance sheet derivative financial instruments at December 31, 1997, include an interest rate swap agreement, foreign currency forward contracts and foreign currency swap agreements. Interest rate swap agreements are used by the Company, from time to time, to manage interest rate risk on its floating rate debt portfolio. Each interest rate swap is matched as a hedge against a specific debt instrument and has the same notional amount and maturity as the related debt instrument principal. Interest rate swap agreements are generally entered into at the time the related floating rate debt is issued in order to convert the floating rate to a fixed rate. The cost of interest rate swaps is recorded as part of interest expense and accrued expenses. Fair value of these instruments is based on estimated current settlement cost.

      The Company enters into foreign currency forward contracts (principally against the British pound, Italian lira, Spanish peseta, French franc, Dutch gilder and U.S. dollar) to hedge the net receivable/payable position arising from trade sales and purchases and intercompany transactions by its European businesses. Foreign currency forward contracts reduce the Company's exposure to the risk that the eventual net cash inflows and outflows resulting from the sale of products and purchases from suppliers denominated in a currency other than the functional currency of the respective businesses will be adversely affected by changes in exchange rates. Foreign currency gains and losses under the above arrangements are not deferred and are reported as part of cost of sales and accrued expenses. Foreign currency forward contracts are entered into with major commercial European banks that have high credit ratings. From time to time, the Company uses foreign currency forward contracts to hedge purchases of capital equipment. Foreign currency gains and losses for such purchases are deferred as part of the basis of the asset. Also, the Company has used forward contracts, on a limited basis, to manage its exchange risk on a portion of its purchase commitments from vendors of aircraft components denominated in foreign currencies and to manage its exchange risk for sums paid to a French subsidiary for services. Forward gains and losses associated with contracts accounted for under contract accounting are deferred as contract costs.

      The Company also enters into foreign currency swap agreements (principally for the Belgian franc, French franc and Dutch gilder) to eliminate foreign exchange risk on intercompany loans between European businesses.

      The fair value of foreign currency forward contracts and foreign currency swap agreements is based on quoted market prices.

STOCK-BASED COMPENSATION The Company accounts for stock-based employee compensation in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations.

ISSUANCE OF SUBSIDIARY STOCK The Company recognizes gains and losses on the issuance of stock by a subsidiary in accordance with the U.S. Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin 84.

EARNINGS PER SHARE Earnings per share has been computed in accordance with SFAS No. 128, "Earnings per Share." As required, all previously reported earnings per share amounts have been restated using the computational requirements of SFAS No. 128.


                                                                            [43]

                     The BFGoodrich Company and Subsidiaries

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE C   DISCONTINUED OPERATIONS

On August 15, 1997, the Company completed the disposition of its chlor-alkali and olefins ("CAO") business to The Westlake Group for $92.7 million, resulting in an after-tax gain of $14.5 million, or $.19 per diluted share. The disposition of the CAO business represents the disposal of a segment of a business under APB Opinion No. 30 ("APB 30"). Accordingly, the Consolidated Statement of Income reflects the CAO business (previously reported as Other Operations) as a discontinued operation, in addition to the following discontinued operations.

      On February 3, 1997, the Company completed the sale of Tremco Incorporated to RPM, Inc. for $230.7 million, resulting in an after-tax gain of $59.5 million, or $.80 per diluted share. The sale of Tremco Incorporated completed the disposition of the Company's Sealants, Coatings and Adhesives ("SC&A") Group which also represented a disposal of a segment of a business under APB 30.

      In 1995, Rohr completed the disposition of its business jet line of nacelle business, which represented a business segment under APB 30. A summary of the results of discontinued operations is as follows:


      (IN MILLIONS)                                    1997         1996         1995
                                                    -------      -------      -------

      Sales:
        CAO                                         $  98.0      $ 160.6      $ 188.9
        SC&A                                              -        316.8        359.5
        Jet business                                      -            -         22.3
                                                    -------      -------      -------
                                                    $  98.0      $ 477.4      $ 570.7
                                                    =======      =======      =======
      Pretax income from operations:
        CAO                                         $  16.1      $  21.0      $  57.5
        SC&A(1)                                           -         27.0         17.8
        Jet business                                      -            -          6.5
                                                    -------      -------      -------
                                                       16.1         48.0         81.8
      Income tax expense                               (5.8)       (19.6)       (34.5)
                                                    -------      -------      -------
      Net income from operations                       10.3         28.4         47.3
      Gains on sale of discontinued operations:
        CAO(2)                                         14.5            -            -
        SC&A(3)                                        59.5            -            -
      Adjustment to gain of 1993
        discontinued operation                            -         30.0            -
                                                    -------      -------      -------
      Income from discontinued operations           $  84.3      $  58.4      $  47.3
                                                    =======      =======      =======

1 Includes $6.4 million gain on the sale of a business in 1996.
2 Net of $7.8 million of income taxes.
3 Net of $22.8 million of income taxes; includes provision of $7.9 million for operating losses during the phase-out period.




[44]

                     The BFGoodrich Company and Subsidiaries



NOTE D   OTHER ACQUISITIONS AND DISPOSITIONS

ACQUISITIONS The following acquisitions were recorded using the purchase method of accounting. Their results of operations, which are not material, have been included in the Consolidated Financial Statements since their respective dates of acquisition.

      During 1997, the Company acquired five businesses (four of which were acquired during the fourth quarter) for cash consideration of $133.4 million in the aggregate, which includes $65.3 million of goodwill. The purchase price allocations have been based on preliminary estimates. One of the acquired businesses is a manufacturer of data acquisition systems for satellites and other aerospace applications. A second business manufactures diverse aerospace products for commercial and military applications. A third business is a manufacturer of dyes, chemical additives and durable press resins for the textiles industry. A fourth business manufactures thermoplastic polyurethanes and is located in the United Kingdom. The remaining acquisition is a small specialty chemicals business.

      During 1996, the Company acquired five specialty chemicals businesses for cash consideration of $107.9 million, which included $80.0 million of goodwill.

      During 1995, the Company acquired four small aerospace businesses and two small specialty chemicals businesses. The aggregate purchase price of these businesses was $15.4 million.

      In January 1998, the Company signed a definitive agreement to acquire Freedom Chemical Company for $375.0 million in cash. Freedom Chemical had sales of $293.1 million in 1997, 42 percent of which were outside the United States. Freedom Chemical is a leading global manufacturer of specialty and fine chemicals that are sold to a variety of customers who use them to enhance the performance of their finished products. Freedom Chemical has leadership positions as a supplier of specialty chemical additives used in personal-care, food and beverage, pharmaceutical, textile, graphic arts, paints, colorants and coatings applications and as chemical intermediates. The Company expects to complete the transaction late in the first quarter of 1998.


DISPOSITIONS During 1997, the Company completed the sale of its Engine Electrical Systems Division, which was part of the Sensors and Integrated Systems Group in the Aerospace Segment. The Company received cash proceeds of $72.5 million, which resulted in a pretax gain of $26.4 million ($16.4 million after tax) reported in Other income (expense)-net.

      In May 1995, the Company sold its wholly owned subsidiary, Arrowhead Industrial Water, Inc., for $84.3 million, resulting in a pretax gain of $3.6 million, which is included in Other income (expense)-net.

NOTE E   IMPAIRMENT AND RESTRUCTURING CHARGES

In 1997, the Company recognized a $35.2 million pretax charge ($21.0 million after tax, or $.28 per diluted share) to write off that portion of its contract investment in the McDonnell Douglas MD-90 aircraft program, including the costs it will be required to spend in the future to complete the contract, that the Company determined would not be recoverable from future MD-90 sales represented by firm aircraft orders. In addition, the Company recognized a $49.3 million pretax charge ($29.5 million after tax) in December 1996, related to the MD-90 program. This charge did not impact the income statement; rather, it was recognized as a direct adjustment to equity as a result of aligning Rohr's fiscal year with BFGoodrich's.

      In 1996, the Company recognized a $7.2 million pretax impairment charge on its Arkadelphia, Arkansas, facility. Also during 1996, the Company recognized a $4.0 million pretax charge for a voluntary early retirement program for eligible employees of the Specialty Plastics and Specialty Additives Groups.


                                                                            [45]

                     The BFGoodrich Company and Subsidiaries

      In 1995, the Company recorded a $3.1 million pretax charge for a voluntary early retirement program for eligible salaried employees at the Company's corporate headquarters, Advanced Technology Group research facilities and Aerospace Segment headquarters.

NOTE F   EXTRAORDINARY ITEMS

During 1997, the Company incurred a charge of $19.3 million (net of a $13.1 million income tax benefit), or $.25 per diluted share, to extinguish certain indebtedness previously held by Rohr, which is reported as an extraordinary item. Costs incurred include debt premiums and other direct costs associated with the extinguishment of the related debt. The Company used a combination of existing cash funds and proceeds from new lower-cost long-term debt to extinguish the debt. Of the $19.3 million, $2.6 million (net of a $1.8 million income tax benefit) was incurred during the third quarter in connection with Rohr's 9.33 percent Senior Notes and 9.35 percent Senior Notes. The remaining $16.7 million (net of an $11.3 million income tax benefit) relates to debt extinguishment costs incurred in connection with the Rohr merger during the fourth quarter for refinancing Rohr's 11.625 percent Senior Notes, 9.25 percent Subordinated Debentures, 7.00 percent Convertible Subordinated Debentures and
7.75 percent Convertible Subordinated Notes.

NOTE G   EARNINGS PER SHARE

The computation of basic and diluted earnings per share for income from continuing operations is as follows:



      (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                  1997         1996         1995
                                                           --------     --------     --------
      Numerator:
        Income from continuing operations                  $  113.2     $  115.5     $   94.8
        Preferred stock dividends and call premium                -            -         (5.6)
                                                           --------     --------     --------
        Numerator for basic earnings per
         share-income available to common stockholders        113.2        115.5         89.2
        Effect of dilutive securities:
         7.75% Convertible Notes                                 .9          1.9          2.7
                                                           --------     --------     --------

         Numerator for diluted earnings per
           share-income available to common
           stockholders after assumed conversions          $  114.1     $  117.4     $   91.9
                                                           ========     ========     ========

      Denominator:
        Denominator for basic earnings per
         share-weighted-average shares                         71.0         66.6         63.8
        Effect of dilutive securities:
         Stock options and warrants                             1.6          1.4           .8
         Contingent shares                                       .7           .5           .3
         7.75% Convertible Notes                                1.3          2.4          3.9
                                                           --------     --------     --------
        Dilutive potential common shares                        3.6          4.3          5.0
                                                           --------     --------     --------
         Denominator for diluted earnings per
           share-adjusted weighted-average shares
           and assumed conversions                             74.6         70.9         68.8
                                                           ========     ========     ========

      Per share income from continuing operations:
        Basic                                              $   1.59     $   1.74     $   1.40
                                                           ========     ========     ========

        Diluted                                            $   1.53     $   1.65     $   1.34
                                                           ========     ========     ========

[46]

                     The BFGoodrich Company and Subsidiaries


NOTE H  ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable consist of the following:



      (IN MILLIONS)                                              1997              1996
                                                              -------           -------
      Amounts billed                                          $ 477.2           $ 454.6
      Receivable from sale of aircraft leasing subsidiary           -              20.1
      Recoverable costs and accrued profit on
        units delivered but not billed                           10.0               6.5
      Recoverable costs and accrued profit on
        progress completed but not billed                           -               8.3
      Unrecovered costs and estimated profit
        subject to future negotiations                           11.3              13.9
      Notes and other receivables                                34.1              24.1
                                                              -------           -------

         Total                                                $ 532.6           $ 527.5
                                                              =======           =======


      "Recoverable costs and accrued profit on units delivered but not billed" represents revenue recognized on contracts for amounts not billable to customers at the balance sheet date. This amount principally represents delayed payment terms along with escalation and repricing predicated upon deliveries and final payment after acceptance.

      "Recoverable costs and accrued profit on progress completed but not billed" represents revenue recognized on contracts based on the percentage-of-completion method of accounting and is anticipated to be billed and collected in accordance with contract terms.

      "Unrecovered costs and estimated profit subject to future negotiations" consists of contract tasks completed for which a final price has not been negotiated with the customer. Amounts in excess of agreed-upon contract prices are recognized when it is probable that the claim will result in additional contract revenue and the amounts can be reliably estimated. Included in this amount are estimated recoveries on constructive change claims related to government-imposed redefined acceptance criteria on the Grumman F-14 contract, which may not be collected within one year. Management believes that amounts reflected in the financial statements are reasonable estimates of the ultimate settlements.

      The Company has a $40.0 million accounts receivable sales program under which it sells qualified receivables through a subsidiary to a trust on an ongoing basis. The investors' interests in the trust, net of the cash collateral discussed below, are reported as a reduction to accounts receivable. The Company's subsidiary holds the remaining interest in the trust which fluctuates in value depending upon the amount of receivables owned by the trust from time to time. The cost associated with the sale of receivables under the current facility is 7.57 percent per year. These costs, which have been reflected as a reduction in sales, were $3.0 million, $3.0 million and $3.6 million in 1997, 1996 and 1995, respectively. The Company expects to eliminate this program in early 1998.


                                                                            [47]

                     The BFGoodrich Company and Subsidiaries


NOTE 4 INVENTORIES

Inventories consist of the following:

      (IN MILLIONS)                                                   1997         1996
                                                                   -------      -------
      FIFO or average cost
        (which approximates current costs):
        Finished products                                          $ 173.4      $ 202.0
        In process                                                   411.2        398.0
        Raw materials and supplies                                   161.4        178.3
        Progress payments and advances                               (35.9)       (67.2)
                                                                   -------      -------
                                                                     710.1        711.1
      Reserve to reduce certain inventories
        to LIFO basis                                                (57.5)       (64.7)
                                                                   -------      -------
      Total                                                        $ 652.6      $ 646.4
                                                                   =======      =======

      At December 31, 1997 and 1996, approximately 27 percent and 28 percent, respectively, of inventory was valued by the LIFO method.

      In-process inventories as of December 31, 1997, which include significant deferred costs for long-term contracts accounted for under contract accounting, are summarized by contract as follows (in millions, except quantities which are number of aircraft):

                                      AIRCRAFT ORDER STATUS(1)                COMPANY ORDER STATUS
                                 --------------------------------   -----------------------------------------
                                                                                           (3)FIRM
                                  DELIVERED        UN-        UN-        (2)                   UN-
                                         TO     FILLED     FILLED   CONTRACT                FILLED    (5)YEAR
CONTRACT                           AIRLINES     ORDERS    OPTIONS   QUANTITY  DELIVERED     ORDERS   COMPLETE
-------------------------------- --------------------------------   -----------------------------------------
A340(4)                                 127         63         56        267        135         33       2003
PW4000 for the
  A300/A310 and
  MD-11(4)                              276         15          9        308        291         17       2003
GE90(4)                                  25         73         19         55         43         12       1998
737-700                                   4        703      1,065      1,000         45        205       2002
717-200
  (formerly MD-95)                        -         50         50     TBD(6)          -         10       2007
Others

In-process inventory
  related to long-term contracts

In-process inventory not
  related to long-term contracts

Balance at December 31, 1997


                                          IN-PROCESS INVENTORY
                                     ----------------------------------------

                                                   PRE-    EXCESS-
                                        PRO-       PRO-      OVER-
CONTRACT                             DUCTION    DUCTION    AVERAGE      TOTAL
--------------------------------     ----------------------------------------
A340(4)                               $ 11.6      $ 4.7     $    -     $ 16.3
PW4000 for the
  A300/A310 and
  MD-11(4)                              21.9       11.7       30.4       64.0
GE90(4)                                  2.0       13.7          -       15.7
737-700                                  7.7        7.2        4.4       19.3
717-200
  (formerly MD-95)                      15.0       62.8          -       77.8
Others                                  65.0        2.3          -       67.3
                                      ---------------------------------------
In-process inventory
  related to long-term contracts      $123.2     $102.4     $ 34.8      260.4
                                      ============================
In-process inventory not
  related to long-term contracts                                        150.8
                                                                       ------
Balance at December 31, 1997                                           $411.2
                                                                       ======


1 Represents the aircraft order status as reported by Airclaims and/or other sources the Company believes to be reliable for the related aircraft and engine option. The Company's orders frequently are less than the announced orders shown above.
2 Represents the number of aircraft used to obtain average unit cost.
3 Represents the number of aircraft for which the Company has firm unfilled orders.
4 Contract quantity represents the lesser of those quantities assumed in original contract pricing or those quantities which the Company now expects to deliver in the periods assumed in original contract pricing.
5 The year presented represents the year in which the final production units included in the contract quantity are expected to be delivered. The contract may continue in effect beyond this date.
6 To Be Determined-a new contract on which the amortization quantity is yet to be determined.



[48]

                     The BFGoodrich Company and Subsidiaries



      In 1993, the Company revised its contract with Pratt & Whitney on the PW4000 for the A300/A310 and MD-11 programs. The revised contract provides that if Pratt & Whitney accepts delivery of less than 500 units between 1993 through 2003, an "equitable adjustment" will be made. Recent market projections on the PW4000 contract indicate that less than 500 units will be delivered. The Company has submitted a "request for equitable adjustment" to the customer and believes it will achieve a recovery such that there should not be a material adverse effect on the financial position, liquidity or results of operations of the Company. If the Company does not receive the equitable adjustment it believes it is entitled to, it is possible that there may be a material adverse effect on earnings in a given period. At December 31, 1997, the Company had $64.0 million of contract costs in inventory for the above PW4000 programs.

NOTE J   FINANCING ARRANGEMENTS

SHORT-TERM BANK DEBT At December 31, 1997, the Company had separate revolving credit agreements with certain banks providing for domestic lines of credit aggregating $300.0 million. Borrowings under these agreements can be for any period of time until the expiration date and bear interest, at the Company's option, at rates tied to the banks' certificate of deposit, Eurodollar or prime rates. The lines expire on June 30, 2000, unless extended by the banks at the request of the Company. Under the agreements, the Company is required to pay a commitment fee of 12 basis points per annum on the total $300.0 million committed line. At December 31, 1997, no amounts were outstanding pursuant to these agreements.

      In addition, the Company had available formal foreign lines of credit and overdraft facilities, including the European revolver, of $99.0 million at December 31, 1997, of which $28.4 million was available.

      The Company also maintains uncommitted domestic money market facilities with various banks aggregating $410.0 million, of which $262.3 million of these lines were unused and available at December 31, 1997. Weighted-average interest rates on outstanding short-term borrowings were 6.4 percent and 6.6 percent at December 31, 1997 and 1996, respectively. Weighted-average interest rates on short-term borrowings were 5.0 percent, 5.9 percent and 6.5 percent during 1997, 1996 and 1995, respectively.

LONG-TERM DEBT At December 31, 1997 and 1996, long-term debt and capital lease obligations payable after one year consisted of:


      (IN MILLIONS)                                                       1997                  1996
                                                                       -------               -------
      9.625% Notes, maturing in 2001                                   $ 175.0               $ 175.0
      MTN notes payable                                                  269.0                 119.0
      European revolver                                                   25.5                  29.2
      IDRBs, maturing in 2023, 6.0%                                       60.0                  60.0
      11.625% Senior Notes                                                   _                 100.0
      9.25% Debentures                                                       _                 150.0
      7.00% Convertible Debentures                                           _                 115.0
      9.35% Senior Notes                                                     _                  27.7
      9.33% Senior Notes                                                     _                  42.5
      7.75% Convertible Notes                                                _                  19.7
      Other debt, maturing to 2015 (interest rates
        from 3.0% to 7.0%)                                                26.8                  32.7
                                                                       -------               -------
                                                                         556.3                 870.8
      Capital lease obligations (Note K)                                   8.0                  10.6
                                                                       -------               -------
      Total                                                            $ 564.3               $ 881.4
                                                                       =======               =======

                                                                            [49]

                     The BFGoodrich Company and Subsidiaries

MTN NOTES PAYABLE The Company has issued long-term debt securities in the public markets (referred to as the MTN program, which commenced in 1995). MTN notes outstanding at December 31, 1997, were fixed-rate non-callable debt securities. During 1997, and in connection with the refinancing of Rohr's debt, the Company issued $150.0 million of 7.2 percent MTN notes, due in 2027. All other MTN notes outstanding were issued during 1995 and 1996, with interest rates ranging from 7.3 percent to 8.7 percent and maturity dates ranging from 2025 to 2046. In January 1998, the Company issued $130.0 million of 6.9 percent 20-year MTN notes as part of the financing for the acquisition of Freedom Chemical (see Note D).

EUROPEAN REVOLVER The Company has a $75.0 million committed multi-currency revolving credit facility with various international banks, expiring in the year 2003. The Company uses this facility for short- and long-term, local currency financing to support the growth of its European operations. At December 31, 1997, the Company's long-term borrowings under this facility were $25.5 million denominated in Spanish pesetas at a floating rate that is tied to Spanish LIBOR (5.02 percent at December 31, 1997).

IDRBs The industrial development revenue bonds were issued to finance the construction of a hangar facility in 1993. Property acquired through the issuance of these bonds secures the repayment of the bonds.

      Aggregate maturities of long-term debt, exclusive of capital lease obligations, during the five years subsequent to December 31, 1997, are as follows (in millions): 1998-$1.2; 1999-$.8; 2000-$.4; 2001-$200.7; and 2002-$.5.

      The Company's debt agreements contain various restrictive covenants that, among other things, place limitations on the payment of cash dividends and the repurchase of the Company's capital stock. Under the most restrictive of these agreements, $799.1 of income retained in the business and additional capital was free from such limitations at December 31, 1997.

      During 1997, the 11.625% Senior Notes, 9.25% Debentures, 7.00% Convertible Debentures, 9.35% Senior Notes, 9.33% Senior Notes and the 7.75% Convertible Notes were extinguished. See Note F for further information on debt extinguishments.


[50]

                     The BFGoodrich Company and Subsidiaries



NOTE K   LEASE COMMITMENTS

The Company leases certain of its office and manufacturing facilities as well as machinery and equipment under various leasing arrangements. The future minimum lease payments from continuing operations, by year and in the aggregate, under capital leases and under noncancelable operating leases with initial or remaining noncancelable lease terms in excess of one year, consisted of the following at December 31, 1997:


                                                                            NONCANCELABLE
      (IN MILLIONS)                                 CAPITAL LEASES       OPERATING LEASES
                                                   ---------------      ---------------
      1998                                         $           3.5      $          23.8
      1999                                                     2.4                 20.3
      2000                                                     1.9                 17.1
      2001                                                     1.6                 14.5
      2002                                                     1.4                 12.1
      Thereafter                                               1.8                 24.3
                                                   ---------------      ---------------
      Total minimum payments                                  12.6      $         112.1
                                                   ---------------      ===============
      Amounts representing interest                           (2.6)
                                                   ---------------
      Present value of net minimum
      lease payments                                          10.0
      Current portion of capital
      lease obligations                                       (2.0)
                                                   ---------------
      Total                                        $           8.0
                                                   ===============

      Net rent expense from continuing operations consisted of the following:


      (IN MILLIONS)                                 1997            1996            1995
                                                 -------         -------         -------
      Minimum rentals                            $  28.2         $  26.0         $  26.4
      Contingent rentals                             3.9             2.9             2.4
      Sublease rentals                               (.1)            (.1)            (.1)
                                                 -------         -------         -------
      Total                                      $  32.0         $  28.8         $  28.7
                                                 =======         =======         =======




NOTE L   PENSIONS

The Company has several contributory and noncontributory defined benefit pension plans covering substantially all employees. Plans covering salaried employees generally provide benefit payments using a formula that is based on an employee's compensation and length of service. Plans covering hourly employees generally provide benefit payments of stated amounts for each year of service.

      The Company's general funding policy for pension plans is to contribute amounts at least sufficient to satisfy regulatory funding standards. The Company's qualified pension plans were fully funded on an accumulated benefit obligation basis at December 31, 1997. Assets for these plans consist principally of corporate and government obligations and commingled funds invested in equities, debt and real estate. At December 31, 1997, the pension plans held 2,761,585 shares of the Company's common stock with a fair value of $114.4 million.



                                                                            [51]

                     The BFGoodrich Company and Subsidiaries

      The components of net periodic pension cost are as follows:


      (IN MILLIONS)                                                1997            1996            1995
                                                                -------         -------         -------
      Service cost for benefits earned                          $  21.0         $  24.8         $  20.9
      Interest cost on projected benefit obligation                93.5            85.3            83.7
      Actual return on plan assets                               (191.7)         (155.1)         (144.7)
      Net amortization and deferral                               107.9            82.1            74.2
                                                                -------         -------         -------
      Net pension cost                                          $  30.7         $  37.1         $  34.1
                                                                =======         =======         =======

      Amortization of unrecognized transition assets and liabilities, prior service cost and gains and losses (if applicable) are recorded using the straight-line method over the average remaining service period of active employees, or approximately 12 years.

      The following table sets forth the status of the Company's funded defined benefit pension plans as of December 31, 1997 and 1996, and the amounts recorded in the Consolidated Balance Sheet at those dates. This table excludes accrued pension costs for unfunded, non-qualified pension plans of $73.2 million in 1997 and $25.5 million in 1996, and the related projected benefit obligations of $82.2 million in 1997 and $36.7 million in 1996.


      (IN MILLIONS)                                           1997                     1996                     1996
                                                        PLANS WITH               PLANS WITH               PLANS WITH
                                                  ASSETS EXCEEDING         ASSETS EXCEEDING              ACCUMULATED
                                                       ACCUMULATED              ACCUMULATED       BENEFIT OBLIGATION
                                                BENEFIT OBLIGATION       BENEFIT OBLIGATION         EXCEEDING ASSETS
                                                  ----------------         ----------------         ----------------

      Actuarial present value of
        accumulated benefit obligation:
        Vested                                    $        1,097.8         $          568.8         $          507.7
        Non-vested                                           104.5                     26.6                     20.7
                                                  ----------------         ----------------         ----------------
      Accumulated benefit obligation                       1,202.3                    595.4                    528.4
      Plan assets at fair value                            1,263.1                    646.5                    475.3
                                                  ----------------         ----------------         ----------------
      Plan assets in excess of (less than)
        accumulated benefit obligation            $           60.8         $           51.1         $          (53.1)
                                                  ================         ================         ================

      Projected benefit obligation                $        1,251.9         $          645.0         $          533.9
      Plan assets at fair value                            1,263.1                    646.5                    475.3
                                                  ----------------         ----------------         ----------------
      Plan assets in excess of (less than)
        projected benefit obligation              $           11.2         $            1.5         $          (58.6)
                                                  ================         ================         ================
      Consisting of:
        Unrecognized transition
         asset (liability)                        $           (9.6)        $          (20.2)        $            9.8
        Unrecognized prior service cost                      (40.0)                   (19.0)                   (31.9)
        Unrecognized net gain (loss)                        (101.6)                   (63.6)                   (52.9)
        Adjustment required to
         recognize minimum liability                             -                        _                     72.7
        Prepaid (accrued) pension cost
         recognized in the balance sheet                     162.4                    104.3                    (56.3)
                                                  ----------------         ----------------         ----------------
      Total                                       $           11.2         $            1.5         $          (58.6)
                                                  ================         ================         ================


[52]

                     The BFGoodrich Company and Subsidiaries


      Major assumptions used in accounting for the Company's defined benefit pension plans are presented below. The assumptions used for periods prior to 1997 were comparable for BFGoodrich's and Rohr's plans, except for the 1995 discount rate for obligations, which was 7.25 percent for BFGoodrich's plans and
8.25 percent for Rohr's plans.

                                                                 1997            1996            1995
                                                              -------         -------         -------
      Discount rate for obligations                              7.25%           7.75%           7.25%
      Rate of increase in compensation levels                     3.5%            4.0%            3.5%
      Expected long-term rate of return on plan assets            9.0%            9.0%            9.0%

         The Company also maintains voluntary retirement savings plans for U.S. salaried and wage employees. Under provisions of these plans, eligible employees can receive Company matching contributions on up to the first 6 percent of their eligible earnings. The Company matches 1 dollar for each 1 dollar of employee contributions invested in BFGoodrich common stock, and 50 cents for each dollar of eligible employee contributions invested in other available investment options (up to 6 percent of eligible earnings). For 1997, 1996 and 1995, Company contributions amounted to $15.3 million, $15.9 million and $14.6 million, respectively.

      In addition, the Company contributed $8.9 million, $12.4 million and $12.8 million in 1997, 1996 and 1995, respectively, under other defined contribution plans for employees not covered under the aforementioned defined benefit pension and voluntary retirement savings plans. Contributions are determined based on various percentages of eligible earnings and a profit sharing formula.


NOTE M   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company sponsors several unfunded defined benefit postretirement plans that provide certain health-care and life insurance benefits to eligible employees. The health-care plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. The life insurance plans are generally noncontributory.

      The following table sets forth the combined status of the plans as recorded in the Consolidated Balance Sheet at December 31, 1997 and 1996:


      (IN MILLIONS)                                              1997           1996
                                                              -------        -------
      Accumulated postretirement benefit obligation (APBO):
        Retirees                                              $ 272.4        $ 257.1
        Fully eligible active plan participants                  21.7           23.4
        Other active plan participants                           32.8           31.9
        Unrecognized gain                                        42.9           66.3
                                                              -------        -------
      Accrued postretirement cost                             $ 369.8        $ 378.7
                                                              =======        =======


                                                                            [53]

                     The BFGoodrich Company and Subsidiaries

      Net periodic postretirement benefit expense included the following components:



      (IN MILLIONS)                               1997             1996             1995
                                              --------         --------         --------
      Service cost for benefits earned        $    2.2         $    2.4         $    1.8
      Interest cost on APBO                       23.7             22.7             25.7
      Net amortization and deferral               (1.5)            (2.3)            (2.9)
                                              --------         --------         --------
      Net periodic postretirement cost        $   24.4         $   22.8         $   24.6
                                              ========         ========         ========

      For measurement purposes, the annual rate of increase in the per capita cost of covered health-care benefits of 7.5 percent was assumed for 1998, decreasing gradually to 5.0 percent through the year 2002 and remaining at that level thereafter. The health-care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health-care cost trend rate by one percentage point in each year would increase the APBO as of December 31, 1997, by $21.2 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1997 by $1.6 million. The weighted-average discount rates used in determining the APBO were 7.25 percent, 7.75 percent and
7.25 percent as of December 31, 1997, 1996 and 1995, respectively.

NOTE N   INCOME TAXES

Income from continuing operations before income taxes and Trust distributions as shown in the Consolidated Statement of Income consists of the following:


                  (IN MILLIONS)                1997           1996           1995
                                            -------        -------        -------
                  Domestic                  $ 199.9        $ 167.1        $ 135.4
                  Foreign                      17.9           27.3           21.8
                                            -------        -------        -------
                  Total                     $ 217.8        $ 194.4        $ 157.2
                                            =======        =======        =======

      A summary of income tax (expense) benefit from continuing operations in the Consolidated Statement of Income is as follows:


      (IN MILLIONS)                                  1997            1996            1995
                                                  -------         -------         -------

      Current:
        Federal                                   $ (52.2)        $ (25.8)        $ (16.7)
        Foreign                                      (5.8)           (9.0)           (4.5)
        State                                        (2.9)           (4.6)           (4.5)
                                                  -------         -------         -------
                                                    (60.9)          (39.4)          (25.7)
                                                  -------         -------         -------
      Deferred:
        Federal                                     (31.3)          (27.6)          (27.9)
        Foreign                                      (1.3)             .8              .1
        State                                         (.6)           (2.2)           (3.8)
                                                  -------         -------         -------
                                                    (33.2)          (29.0)          (31.6)
                                                  -------         -------         -------
      Total                                       $ (94.1)        $ (68.4)        $ (57.3)
                                                  =======         =======         =======


[54]

                     The BFGoodrich Company and Subsidiaries



      Significant components of deferred income tax assets and liabilities at December 31, 1997 and 1996, are as follows:

      (IN MILLIONS)                                                        1997            1996
                                                                          ------         ------
            Deferred income tax assets:
              Accrual for postretirement benefits other than pensions     $127.8         $129.6
              Inventories                                                   64.2           22.9
              Other nondeductible accruals                                  59.3           58.7
              Tax credit and net operating loss carryovers                  95.6          148.0
              Other                                                         44.4           51.0
                                                                          ------         ------
               Total deferred income tax assets                            391.3          410.2
                                                                          ------         ------
            Deferred income tax liabilities:
              Tax over book depreciation                                   (72.3)         (90.0)
              Tax over book intangible amortization                        (17.2)         (13.3)
              Pensions                                                     (47.7)         (26.5)
              Sales of investment leases                                       -          (27.8)
              Other                                                        (35.7)         (48.0)
                                                                          ------         ------
               Total deferred income tax liabilities                      (172.9)        (205.6)
                                                                          ------         ------
            Net deferred income taxes                                     $218.4         $204.6
                                                                          ======         ======

      Management has determined, based on the Company's history of prior earnings and its expectations for the future, that taxable income of the Company will more likely than not be sufficient to recognize fully these net deferred tax assets. In addition, management's analysis indicates that the turnaround periods for certain of these assets are for long periods of time or are indefinite. In particular, the turnaround of the largest deferred tax asset related to accounting for postretirement benefits other than pensions will occur over an extended period of time and, as a result, will be realized for tax purposes over those future periods and beyond. The tax credit and net operating loss carryovers, principally relating to Rohr, are primarily comprised of federal net operating loss carryovers of $207.5 million which expire in the years 2005 through 2012, state net operating loss carryovers of $99.3 million which expire in the years 2003 through 2014 and investment tax credit and other credits of $11.4 million which expire in the years 2003 through 2013. The remaining deferred tax assets and liabilities approximately match each other in terms of timing and amounts and should be realizable in the future, given the Company's operating history.

      The effective income tax rate from continuing operations varied from the statutory federal income tax rate as follows:

      PERCENT OF PRETAX INCOME                                    1997            1996            1995
                                                                ------          ------          ------
      Statutory federal income tax rate                           35.0%           35.0%           35.0%
      Corporate-owned life insurance investments                     -            (1.0)           (1.6)
      Amortization of nondeductible goodwill                        .9             1.0             1.1
      Difference in rates on consolidated
        foreign subsidiaries                                       (.1)            (.4)           (1.6)
      State and local taxes, net of federal benefit                1.3             2.5             2.9
      Tax exempt income from
        foreign sales corporation                                 (3.3)            (.1)            (.3)
      QUIPS distributions                                         (1.7)           (1.9)           (1.2)
      Nondeductible merger-related costs                           9.2               -               -
      Other items                                                  1.9              .1             2.2
                                                                ------          ------          ------
      Effective income tax rate                                   43.2%           35.2%           36.5%
                                                                ======          ======          ======

                                                                            [55]

                     The BFGoodrich Company and Subsidiaries

      The Company has not provided for U.S. federal and foreign withholding taxes on $123.3 million of foreign subsidiaries' undistributed earnings as of December 31, 1997, because such earnings are intended to be reinvested indefinitely. It is not practical to determine the amount of income tax liability that would result had such earnings actually been repatriated. On repatriation, certain foreign countries impose withholding taxes. The amount of withholding tax that would be payable on remittance of the entire amount of undistributed earnings would approximate $6.0 million.

NOTE O   BUSINESS SEGMENT INFORMATION

The Company's operations are classified into two reportable business segments:
BFGoodrich Aerospace ("Aerospace") and BFGoodrich Specialty Chemicals ("Specialty Chemicals").

      Aerospace consists of four business groups: Aerostructures; Landing Systems; Sensors and Integrated Systems; and Maintenance, Repair and Overhaul. They serve commercial, military, regional, business and general aviation markets. Aerospace's major products are aircraft engine nacelle and pylon systems; aircraft landing gear and wheels and brakes; sensors and sensor-based systems; fuel measurement and management systems; aircraft evacuation slides and rafts; ice protection systems, and collision warning systems. Aerospace also provides maintenance, repair and overhaul services on commercial airframes and components.

      Specialty Chemicals consists of two business groups: Specialty Additives and Specialty Plastics. They serve various markets such as personal-care, pharmaceuticals, printing, textiles, industrial, construction and automotive. Specialty Chemicals' major products are thermoplastic polyurethane; high-heat-resistant plastics; synthetic thickeners and emulsifiers; polymer emulsions, resins and additives, and textile thickeners, binders, emulsions and compounds.

      The Company's business is conducted on a global basis with manufacturing, service and sales undertaken in various locations throughout the world. Aerospace's products and services and Specialty Chemicals' products are principally sold to customers in North America and Europe.

      Segment operating income is total segment revenue reduced by operating expenses directly identifiable with that business segment. Corporate includes general corporate administrative costs and Advanced Technology Group research expenses.



                                                            SALES                         OPERATING INCOME
      (IN MILLIONS)                               1997        1996        1995        1997         1996         1995
                                              --------    --------    --------    --------     --------     --------

      Aerospace(1)                            $2,468.3    $2,021.4    $1,951.0    $  260.3     $  253.6     $  229.5
      Specialty Chemicals(2)                     904.7       824.4       710.8       128.2        109.5         74.4
                                              --------    --------    --------    --------     --------     --------
                                               3,373.0     2,845.8     2,661.8       388.5        363.1        303.9
      Corporate(3)                                   -           -           -       (61.4)       (52.8)       (56.5)
      Merger-related costs                           -           -           -       (77.0)           -            -
                                              --------    --------    --------    --------     --------     --------
      Total                                   $3,373.0    $2,845.8    $2,661.8    $  250.1     $  310.3     $  247.4
                                              ========    ========    ========    ========     ========     ========


[56]

                     The BFGoodrich Company and Subsidiaries



                                                                   DEPRECIATION AND
                                PROPERTY ADDITIONS                AMORTIZATION EXPENSE               IDENTIFIABLE ASSETS

(IN MILLIONS)              1997        1996        1995        1997        1996        1995        1997        1996        1995
                       --------    --------    --------    --------    --------    --------    --------    --------    --------
Aerospace              $   81.9    $   64.6    $   46.4    $   82.6    $   79.3    $   79.0    $2,347.0    $2,169.2    $2,147.5
Specialty Chemicals        73.2        97.5        86.4        48.2        39.0        35.3       877.3       784.6       602.7
                       --------    --------    --------    --------    --------    --------    --------    --------    --------
                          155.1       162.1       132.8       130.8       118.3       114.3     3,224.3     2,953.8     2,750.2
Corporate(4)                4.8        35.0        23.0         8.0        21.5        21.7       269.6       626.0       637.3
                       --------    --------    --------    --------    --------    --------    --------    --------    --------
Total                  $  159.9    $  197.1    $  155.8    $  138.8    $  139.8    $  136.0    $3,493.9    $3,579.8    $3,387.5
                       ========    ========    ========    ========    ========    ========    ========    ========    ========



                                    SALES                             OPERATING INCOME                  IDENTIFIABLE ASSETS
(IN MILLIONS)            1997        1996        1995        1997         1996         1995         1997         1996         1995
                     --------    --------    --------    --------     --------     --------     --------     --------     --------
Geographic Areas:
   United States     $3,091.7    $2,604.1    $2,452.6    $  369.3     $  336.4     $  281.6     $2,926.0     $2,651.4     $2,533.5
   Other North
      America            26.9        21.4        19.5         1.2          1.3           .8          6.3         12.0         20.8
   Europe               216.7       190.3       163.0        20.9         24.9         20.8        286.4        282.7        188.6
   Other Foreign         37.7        30.0        26.7         1.3           .9          1.9         15.1         12.5         11.6
   Inter-area               -           -           -        (4.2)         (.4)        (1.2)        (9.5)        (4.8)        (4.3)
                     --------    --------    --------    --------     --------     --------     --------     --------     --------
  Total              $3,373.0    $2,845.8    $2,661.8    $  388.5     $  363.1     $  303.9     $3,224.3     $2,953.8     $2,750.2
                     ========    ========    ========    ========     ========     ========     ========     ========     ========

1 Operating income in 1997 includes a $35.2 million charge for the McDonnell
  Douglas MD-90 program, and in 1996 includes a $7.2 million asset impairment charge.
2 Operating income in 1996 includes a $4.0 million charge for a voluntary early retirement program.
3 Corporate operating expenses in 1995 include a $3.1 million charge for a voluntary early retirement program.
4 Includes amounts relating to the CAO business and the SC&A Group, which were accounted for as discontinued operations (see Note C).


      Sales are generally not concentrated in any one customer. Sales, solely in the Aerospace Segment, represented 11 percent, 9 percent and 9 percent of consolidated sales in 1997, 1996 and 1995, respectively, to Boeing.

      At December 31, 1997, approximately 19 percent of the Company's labor force was covered by various collective bargaining agreements. Approximately 2 percent of the labor force was covered by a collective bargaining agreement that will expire during 1998.

      Net assets of consolidated foreign subsidiaries, principally in Europe, amounted to $166.4 million, $219.1 million and $219.3 million in 1997, 1996 and 1995, respectively. The Company does not believe that business risks in countries in which it operates, including currency restrictions, would have a significant adverse effect on cash flow, liquidity or capital resources.

      The Company also exports products manufactured in the United States to affiliated and unaffiliated companies worldwide. Intercompany transfers made at prevailing prices to foreign subsidiaries amounted to $99.0 million, $85.2 million and $81.1 million in 1997, 1996 and 1995, respectively. Export sales to unaffiliated foreign customers amounted to $790.1 million, $620.6 million and $537.2 million in 1997, 1996 and 1995, respectively.


                                                                            [57]

                     The BFGoodrich Company and Subsidiaries



NOTE P   SUPPLEMENTAL STATEMENT OF INCOME INFORMATION


      (IN MILLIONS)                                        1997         1996         1995
                                                       --------     --------     --------
      Other Income (Expense)-Net
      Cost of health-care benefits for retirees
        of previously discontinued businesses          $  (11.5)    $  (10.5)    $  (12.1)
      Net gains (losses) on sale of businesses             26.9         (3.5)         3.6
      Equity in losses of unconsolidated subsidiary        (3.0)        (3.9)        (4.4)
      Exchange of convertible notes                         (.2)        (5.3)           -
      Interest on Company-owned life insurance                -         (7.5)       (10.0)
      Environmental recoveries (costs) of
        previously discontinued businesses                    -          1.6         19.1
      Other-net                                             2.8         (1.7)         5.7
                                                       --------     --------     --------
      Total                                            $   15.0     $  (30.8)    $    1.9
                                                       ========     ========     ========


The Company's unconsolidated subsidiary, DTM Corporation ("DTM"), had assets of $17.6 million and $17.9 million and liabilities of $7.5 million and $21.8 million at December 31, 1997 and 1996, respectively, and revenues of $24.9 million, $24.4 million and $13.9 million in 1997, 1996 and 1995, respectively. In May 1997, DTM issued 2,852,191 shares of its authorized but previously unissued common stock in an initial public offering ("IPO"). The shares were issued at $8.00 per share ($7.44 per share net of the underwriting discount), resulting in cash proceeds of $21.2 million to DTM, net of the underwriting discount. DTM develops, designs, manufactures, markets and supports, on an international basis, rapid prototyping and rapid tooling systems, powdered material and related services. The Company owned approximately 92 percent of DTM's outstanding common stock immediately prior to the IPO. As a result of the IPO, the Company's interest declined to approximately 50 percent (the Company did not sell any of its interest in the IPO). The Company recognized a pretax gain of $13.7 million ($8.0 million after tax, including provision for deferred income taxes) in accordance with the SEC's Staff Accounting Bulletin 84.

      In 1995, the Company recognized $19.1 million of income from the settlement of certain insurance issues relating to past environmental claims of previously discontinued businesses.

        RESEARCH AND DEVELOPMENT EXPENSE The Company performs research and development under Company-funded programs for commercial products, and under contracts with others. Research and development under contracts with others is performed by the Aerospace Segment for military and commercial products. Total research and development expenditures from continuing operations in 1997, 1996 and 1995 were $141.2 million, $137.5 million and $127.0 million, respectively. Of these amounts, $39.4 million, $29.4 million and $41.2 million, respectively, were funded by customers.


[58]

                     The BFGoodrich Company and Subsidiaries



NOTE Q   SUPPLEMENTAL BALANCE SHEET INFORMATION


      (IN MILLIONS)                                                    1997                1996
                                                                      -----               -----
      Allowance for Doubtful Accounts                                 $21.3               $26.2
                                                                      =====               =====

Amounts charged to expense from continuing operations during 1997, 1996 and 1995 were $15.4 million, $2.8 million and $2.0 million, respectively. Of the $15.4 million expense in 1997, $11.8 million related to the bankruptcy of one customer.


      (IN MILLIONS)                                                   1997         1996
                                                                  --------     --------
      PROPERTY
      Land                                                        $   41.8     $   47.5
      Buildings and improvements                                     632.9        682.1
      Machinery and equipment                                      1,215.7      1,328.9
      Construction in progress                                       125.0        124.2
                                                                  --------     --------
                                                                   2,015.4      2,182.7
      Less allowances for depreciation
        and amortization                                            (950.3)    (1,040.7)
                                                                  --------     --------
      Total                                                       $1,065.1     $1,142.0
                                                                  ========     ========

      Property includes assets acquired under capital leases, principally buildings and machinery and equipment, of $71.6 million and $70.9 million at December 31, 1997 and 1996, respectively. Related allowances for depreciation and amortization are $33.9 million and $28.9 million, respectively. Interest costs capitalized from continuing operations were $5.3 million in 1997, $6.3 million in 1996 and $2.4 million in 1995. Amounts charged to expense for depreciation and amortization from continuing operations during 1997, 1996 and 1995 were $111.3 million, $101.2 million and $98.7 million, respectively.


      (IN MILLIONS)                                                           1997                   1996
                                                                              ----                   ----
      GOODWILL
      Accumulated amortization                                                $71.4                  $75.5
                                                                              =====                  =====


      IDENTIFIABLE INTANGIBLE ASSETS
      Accumulated amortization                                                $26.0                  $30.9
                                                                              =====                  =====

      Amortization of goodwill and identifiable intangible assets from continuing operations was $22.2 million, $20.1 million and $18.3 million in 1997, 1996 and 1995, respectively.



                                                                            [59]

                     The BFGoodrich Company and Subsidiaries

       (IN MILLIONS)                                                   1997           1996
                                                                    -------        -------
       ACCRUED EXPENSES
       Wages, vacations, pensions and other employment costs        $ 164.9        $ 138.2
       Postretirement benefits other than pensions                     26.1           26.3
       Taxes, other than federal and foreign taxes on income           42.3           46.6
       Accrued environmental liabilities                               18.0           23.5
       Accrued interest                                                27.0           38.3
       Other                                                          133.0           71.5
                                                                    -------        -------
       Total                                                        $ 411.3        $ 344.4
                                                                    =======        =======

FAIR VALUES OF FINANCIAL INSTRUMENTS The Company's accounting policies with respect to financial instruments are described in Note B.

      The carrying amounts and fair values of the Company's significant on balance sheet financial instruments at December 31, 1997 and 1996, are as follows:


                                                              CARRYING          FAIR
      1997 (IN MILLIONS)                                        AMOUNT        VALUES
                                                                ------        ------
      Cash and cash equivalents                                 $ 47.0        $ 47.0
      Accounts and notes receivable                              532.6         532.6
      Accounts payable                                           327.6         327.6
      Short-term bank debt                                       192.8         192.8
      Long-term debt (including current portion)                 567.5         605.6


                                                                CARRYING            FAIR
      1996 (IN MILLIONS)                                          AMOUNT          VALUES
                                                                --------        --------
      Cash and cash equivalents                                 $  137.1        $  137.1
      Accounts and notes receivable                                527.5           527.5
      Accounts payable                                             306.7           306.7
      Short-term bank debt                                         134.4           134.4
      Long-term debt (including current portion)                   939.7           957.7


[60]

                     The BFGoodrich Company and Subsidiaries



         Off balance sheet derivative financial instruments at December 31, 1997 and 1996, held for purposes other than trading, were as follows:


      (IN MILLIONS)                              1997                       1996
                                            CONTRACT/                  CONTRACT/
                                             NOTIONAL         FAIR      NOTIONAL         FAIR
                                               AMOUNT        VALUE        AMOUNT        VALUE
                                                -----        -----         -----        -----
      Interest rate swaps                       $25.5        $(1.3)        $15.0        $ (.1)
      Foreign currency forward contracts         12.2          (.1)         15.2          (.1)
      Foreign currency swap agreements             .7            -          17.1            -


      At December 31, 1997, the Company had one interest rate swap agreement, wherein the Company pays a fixed rate of interest and receives a LIBOR-based floating rate.

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

NOTE R   SUPPLEMENTAL CASH FLOW INFORMATION

The following tables set forth non-cash financing and investing activities and other cash flow information.

      Acquisitions accounted for under the purchase method are summarized as follows:


      (IN MILLIONS)                                                      1997            1996            1995
                                                                      -------         -------         -------
      Estimated fair value of tangible assets acquired                $  70.1         $  46.4         $   3.6
      Goodwill and identifiable intangible assets                        75.8            81.7            12.7
      Cash paid                                                        (133.4)         (107.9)          (15.4)
                                                                      -------         -------         -------
      Liabilities assumed or created                                  $  12.5         $  20.2         $    .9
                                                                      =======         =======         =======
      Liabilities disposed in connection
        with sales of businesses                                      $  44.2         $   1.5         $   9.2
      Assets acquired in connection
        with sale of business                                               -            27.6               -
      Interest paid (net of amount capitalized)                          81.5            88.6            95.3
      Income taxes paid                                                 145.9            34.8            30.2
      Conversion of Series D Convertible
        Preferred Stock into common stock                                   -               -            22.9
      Contribution of common stock to pension trust                         -            30.0               -
      Exchange of 7.75% Convertible Notes                                (1.3)          (37.8)              -
      Change in equity due to exchange of
        7.75% Convertible Notes                                           1.5            43.1               -


                                                                            [61]

                     The BFGoodrich Company and Subsidiaries



NOTE S  PREFERRED STOCK

There are 10,000,000 authorized shares of Series Preferred Stock-$1 par value. Shares of Series Preferred Stock that have been redeemed are deemed retired and extinguished and may not be reissued. As of December 31, 1997, 2,401,673 shares of Series Preferred Stock have been redeemed, and no shares of Series Preferred Stock were outstanding. The Board of Directors establishes and designates the series and fixes the number of shares and the relative rights, preferences and limitations of the respective series of the Series Preferred Stock.

CUMULATIVE PARTICIPATING PREFERRED STOCK-SERIES F In 1997, the Company authorized 100,000 shares of Junior Participating Preferred Stock-Series F-$1 par value. Series F shares have preferential voting, dividend and liquidation rights over the Company's common stock. At December 31, 1997, no Series F shares were issued or outstanding and 81,670 shares were reserved for issuance.

      On August 2, 1997, the Company made a dividend distribution of one Preferred Share Purchase Right ("Right") on each share of the Company's common stock. These Rights replace previous shareholder rights which expired on August 2, 1997. Each Right, when exercisable, entitles the registered holder thereof to purchase from the Company one one-thousandth of a share of Series F Stock at a price of $200 per one one-thousandth of a share (subject to adjustment). The one one-thousandth of a share is intended to be the functional equivalent of one share of the Company's common stock.

      The Rights will not be exercisable or transferable apart from the common stock until an Acquiring Person, as defined in the Rights Agreement without the prior consent of the Company's Board of Directors, acquires 20 percent or more of the voting power of the Company's common stock or announces a tender offer that would result in 20 percent ownership. The Company is entitled to redeem the Rights at 1 cent per Right any time before a 20 percent position has been acquired or in connection with certain transactions thereafter announced. Under certain circumstances, including the acquisition of 20 percent of the Company's common stock, each Right not owned by a potential Acquiring Person will entitle its holder to purchase, at the Right's then-current exercise price, shares of Series F Stock having a market value of twice the Right's exercise price.

      Holders of the Right will be entitled to buy stock of an Acquiring Person at a similar discount if, after the acquisition of 20 percent or more of the Company's voting power, the Company is involved in a merger or other business combination transaction with another person in which its common shares are changed or converted, or the Company sells 50 percent or more of its assets or earnings power to another person. The Rights expire on August 2, 2007.





[62]

                    The BFGoodrich Company and Subsidiaries


NOTE T   COMMON STOCK

On December 22, 1997, 18,588,004 shares of common stock were issued in connection with the merger with Rohr (see Note A).

      During 1996, 754,717 shares ($30.0 million) of authorized but previously unissued shares of common stock were issued and contributed to the Company's defined benefit wage and salary pension plans. In addition, 2,006,868 shares ($48.0 million) of common stock related to Rohr's pension plans were contributed during the period between August 1 and December 31, 1996 and, as a result, are included in equity as part of the adjustment to conform Rohr's fiscal year.

      During 1997, 1996 and 1995, 826,388; 600,057 and 441,209 shares, respectively, of authorized but unissued shares were issued under the Stock Option Plan and other employee stock ownership plans.

      The Company acquired 53,137; 52,949 and 1,365,654 shares of treasury stock in 1997, 1996 and 1995, respectively, and reissued 5,000; 22,500 and 775,900 shares, respectively, in connection with the Stock Option Plan and other employee stock ownership plans. In 1997, 1996 and 1995, 19,900; 60,400 and 134,250 shares, respectively, of common stock previously awarded to employees were forfeited and restored to treasury stock.

      Shares reserved for future issuance at December 31, 1997, were as follows:

Stock options under Stock Option Plan                            6,488,531
Other                                                            1,235,070
                                                                 ---------
Total                                                            7,723,601
                                                                 =========

NOTE U   PREFERRED SECURITIES OF TRUST

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

                                                                           [63]

                     The BFGoodrich Company and Subsidiaries



NOTE V   STOCK OPTION PLAN

At December 31, 1997, the Company had stock-based compensation plans described below that include the pre-merger plans of Rohr. Effective with the merger, outstanding Rohr options were assumed by the Company and converted to fully-vested options to purchase BFGoodrich common stock at a ratio of .7 of one share of BFGoodrich common stock for each Rohr option.

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

      Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 5.75 percent, 5.39 percent and 7.83 percent for 1997, 1996 and 1995, respectively; dividend yield of 2.7 percent for 1997, and 2.5 percent for 1996 and 1995; volatility factor of the expected market price of the Company's common stock of 16.2 percent for 1997, and 19.0 percent for 1996 and 1995; and a weighted-average expected life of the options of 5.2 years, 5.0 years and 4.9 years for 1997, 1996 and 1995, respectively. The assumptions used were comparable for BFGoodrich's and Rohr's stock options, except that for the Rohr options, the dividend yield assumption was zero and the volatility factor was
43.8 percent in 1997 and 43.1 percent in 1996. The option valuation model requires the input of highly subjective assumptions, primarily stock price volatility, changes in which can materially affect the fair value estimate. The weighted-average fair values of stock options granted during 1997, 1996 and 1995 were $7.59, $7.28 and $5.31, respectively.

      For purposes of the pro forma disclosures required by SFAS 123, the estimated fair value of the options is amortized to expense over the options' vesting period. In addition, the grant-date fair value of performance shares (discussed below) is amortized to expense over the three-year plan cycle without adjustments for subsequent changes in the market price of the Company's common stock. The Company's pro forma information is as follows:


(in millions, except per share amounts)                      1997          1996          1995
                                                            ----          ----          ----
Net income:
  As reported                                            $  178.2      $  173.9      $  140.9
  Pro forma                                                 170.6         172.8         141.2
Earnings per share:
  Basic
   As reported                                           $   2.51      $   2.61      $   2.12
   Pro forma                                                 2.40          2.59          2.12
  Diluted
   As reported                                           $   2.41      $   2.48      $   2.01
   Pro forma                                                 2.30          2.45          2.01


[64]

              The BFGoodrich Company and Subsidiaries



      The pro forma effect on net income for 1996 and 1995 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995. In addition, the pro forma effect on net income in 1997 is not representative of the pro forma effect on net income in future years because 1997 includes $4.5 million of after-tax compensation expense related to the Rohr options which became fully vested upon the consummation of the merger.

      A summary of the Company's stock option activity and related information follows:

      YEAR ENDED DECEMBER 31, 1997                               WEIGHTED-AVERAGE
      (OPTIONS IN THOUSANDS)                          OPTIONS      EXERCISE PRICE
                                                   --------------  --------------
Outstanding at beginning of year                        4,943.8           $ 25.16
Granted                                                   846.7             40.51
Exercised                                              (1,661.1)            22.44
Forfeited                                                 (97.1)            33.96
Expired                                                   (14.3)            43.64
                                                      ---------
Outstanding at end of year                              4,018.0             29.25
                                                      =========


YEAR ENDED DECEMBER 31, 1996                                     WEIGHTED-AVERAGE
(OPTIONS IN THOUSANDS)                                  OPTIONS    EXERCISE PRICE
                                                   --------------  --------------
Outstanding at beginning of year                        4,212.6           $ 22.96
Granted                                                 1,612.2             28.85
Exercised                                                (842.4)            21.33
Forfeited                                                 (96.4)            26.64
Expired                                                   (54.2)            39.24
                                                      ---------
Outstanding at end of year                              4,831.8             24.96
                                                      =========


YEAR ENDED DECEMBER 31, 1995                                     WEIGHTED-AVERAGE
(OPTIONS IN THOUSANDS)                                  OPTIONS    EXERCISE PRICE
                                                   --------------  --------------
Outstanding at beginning of year                        4,352.3           $ 23.05
Granted                                                   839.2             21.67
Exercised                                                (870.4)            22.00
Forfeited                                                (103.5)            23.44
Expired                                                    (5.0)            36.87
                                                      ---------
Outstanding at end of year                              4,212.6             22.96
                                                      =========


      The number of options outstanding at the end of 1996 does not agree with the beginning amount for 1997 due to option activity for Rohr during the five-month period ended December 31, 1996, not reflected in the 1996 activity above.

                                                                          [65]

              The BFGoodrich Company and Subsidiaries

      The following table summarizes information about the Company's stock options outstanding at December 31, 1997:

                                                                                WEIGHTED-
                                                                WEIGHTED-        AVERAGE
                                 OPTIONS         OPTIONS         AVERAGE       REMAINING
      GRANT                  OUTSTANDING    EXERCISEABLE        EXERCISE     CONTRACTUAL
      DATE                 (IN THOUSANDS)  (IN THOUSANDS)          PRICE     LIFE (YEARS)
      -----                -------------   -------------       ---------     ------------
      1997                         811.0           395.5          $40.53             9.2
      1996                         857.5           559.4           33.53             8.1
      1995                         878.9           747.1           21.54             7.2
      1994                         281.0           281.0           18.78             6.1
      1993                         264.7           264.7           21.00             5.1
      All other                    924.9           924.9           28.24             2.4
                               ---------       ---------
      Total                      4,018.0         3,172.6
                               =========       =========

Stock options in the "All other" category were outstanding at prices ranging from $15.00 to $45.18.


      During 1997, 1996 and 1995, restricted stock awards for 9,761; 26,103 and 209,700 shares, respectively, were made under the Stock Option Plan. During 1997, 1996 and 1995, stock awards for 5,500; 25,400 and 1,200 restricted shares, respectively, were forfeited. Restricted stock awards may be subject to conditions established by the Board of Directors. Under the terms of the restricted stock awards, the granted stock vests three years after the award date. The cost of these awards, determined as the market value of the shares at the date of grant, is being amortized over the three-year period. In 1997, 1996 and 1995, $1.8 million, $1.9 million and $2.1 million, respectively, were charged to expense for restricted stock awards.

      The Stock Option Plan also provides that shares of common stock may be awarded as performance shares to certain key executives having a critical impact on the long-term performance of the Company. In 1995, the Compensation Committee of the Board of Directors awarded 566,200 shares and established performance objectives that are based on attainment of an average return on equity over the three-year plan cycle ending in 1997. In 1997 and 1996, 5,000 and 14,650 performance shares were granted to certain key executives that commenced employment during those years. During 1997, 1996 and 1995, 14,400; 35,000 and 133,050 performance shares, respectively, were forfeited.

      The market value of performance shares awarded under the plan is recorded as unearned restricted stock. The unearned amount is charged to compensation expense based upon the extent performance objectives are expected to be met. In 1997, 1996 and 1995, $14.3 million, $8.3 million and $6.9 million, respectively, were charged to expense for performance shares. If the provisions of SFAS 123 had been used to account for awards of performance shares, the weighted-average grant-date fair value of performance shares granted in 1997, 1996 and 1995 would have been $41.44, $38.54 and $22.37 per share, respectively.


[66]

              The BFGoodrich Company and Subsidiaries



NOTE W   COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries have numerous purchase commitments for materials, supplies and energy incident to the ordinary course of business.

      There are pending or threatened against BFGoodrich or its subsidiaries various claims, lawsuits and administrative proceedings, all arising from the ordinary course of business with respect to commercial, product liability and environmental matters, which seek remedies or damages. The Company believes that any liability that may finally be determined with respect to commercial and product liability claims, should not have a material effect on the Company's consolidated financial position or results of operations. The Company is also involved in legal proceedings as a plaintiff involving contract, patent protection, environmental and other matters. Gain contingencies, if any, are recognized when realized.

      At December 31, 1997, the Company was a party to various obligations assumed or issued by others, including guarantees of debt and lease obligations, principally relating to businesses previously disposed. The aggregate contingent liability, should the various third parties fail to perform, is approximately $52.0 million. The Company has not previously been required to assume any responsibility for these financial obligations as a result of defaults and is not currently aware of any existing conditions which would cause a financial loss. As a result, the Company believes that risk of loss relative to these contingent obligations is remote.

      The Company and its subsidiaries are generators of both hazardous and non-hazardous wastes, the treatment, storage, transportation and disposal of which are subject to various laws and governmental regulations. Although past operations were in substantial compliance with the then-applicable regulations, the Company has been designated as a potentially responsible party ("PRP") by the U.S. Environmental Protection Agency ("EPA") in connection with approximately 38 sites, most of which related to businesses previously discontinued. The Company believes it may have continuing liability with respect to not more than 18 sites.

      The Company initiates corrective and/or preventive environmental projects of its own to ensure safe and lawful activities at its current operations. The Company believes that compliance with current governmental regulations will not have a material adverse effect on its capital expenditures, earnings or competitive position. The Company's environmental engineers and consultants review and monitor past and existing operating sites. This process includes investigation of National Priority List sites, where the Company is considered a PRP, review of remediation methods and negotiation with other PRPs and governmental agencies.

      At December 31, 1997, the Company has recorded as Accrued expenses and as Other Non-current Liabilities a total of $31.4 million to cover future environmental expenditures, principally for remediation of the aforementioned sites and other environmental matters. A significant portion of accrued environmental liabilities is in connection with four sites which relate to businesses previously discontinued and two sites that came with the Rohr merger. Two of the most significant variables in determining the Company's ultimate liability are the remediation method finally adopted for the site and the Company's share of the total site remediation cost. With respect to three of the four sites of previously discontinued businesses, the Company's maximum percentage share of the ultimate remediation costs is fixed. The percentages range from approximately 12 percent to approximately 41 percent, and appropriate reserves have accordingly been established. At the fourth site, alternate dispute resolution ("ADR") is under way to establish the various parties' share of responsibility. The Company's interim share is 30 percent, which the Company believes will likely decrease as a result of the ADR.

                                                                           [67]

              The BFGoodrich Company and Subsidiaries

      Of the four sites relating to discontinued businesses, two sites are in the operation and maintenance phase for which costs are reasonably fixed. Construction at a third site was begun in 1997, but problems with the remedial design caused work to be discontinued. Modifications or other remedial alternatives are being explored which could result in increases or decreases in estimated costs. Until a decision on these remedy changes is made in 1998, an accurate cost estimate for this site cannot be determined. Litigation on this site with the government over the recovery of past government costs is ongoing. Until a final decision on the remedy is made and the Company's percentage of liability is determined through ADR, it is not possible to estimate the Company's total cost of this site. However, total site costs are not expected to exceed $15.0 million, of which the Company's share is 30 percent, which reflects the basis for the amount accrued at December 31, 1997. The final site involving discontinued businesses continues in litigation with no agreement with the government over the remedy and government costs exceeding $22.0 million. This site presents the greatest uncertainty both as to the nature and cost of the final remedy and the percentage of the government's costs that are found to be recoverable. However, the Company's share of this site is relatively small, at less than 12 percent. The Company has accrued for costs it expects to incur.

      The Company also has two active Superfund sites relating to the Aerostructures Group (Rohr). Of these, one is a multimillion dollar site that has been in active investigation/remediation/litigation for over 15 years. Depending on the outcome of recent settlement discussions, the Company may not spend much more on this matter, but a reserve is being retained in the event the settlement does not occur. An action against third-party defendants is being pursued by the PRPs seeking contribution. No receivable has been reflected for any potential contributions. The second Rohr site is in an earlier stage, and the Company's percentage share of the total site remediation cost has not been determined. The estimated cost of this site to all parties is $70.0 million.

      The Company believes that it has adequately reserved for all of the above sites based on currently available information. Management believes that it is reasonably possible that additional costs may be incurred beyond the amounts accrued as a result of new information. However, the amounts, if any, cannot be estimated and management believes that they would not be material to the Company's financial condition but could be material to the Company's results of operations in a given period.

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

[68]

                     The BFGoodrich Company and Subsidiaries
                      Quarterly Financial Data (Unaudited)


                                          1997 QUARTERS                         1996 QUARTERS
      (DOLLARS IN MILLIONS,
      EXCEPT PER SHARE AMOUNTS)  FIRST   SECOND     THIRD   FOURTH     FIRST   SECOND     THIRD   FOURTH
                                 ------  -------    ------  -------    ------  ------     -----   ------

      BUSINESS SEGMENT
      SALES:
        Aerospace                 $541.5   $618.1    $646.5   $662.2    $457.3   $482.8    $512.9   $568.4
        Specialty Chemicals        222.7    228.4     223.7    229.9     191.0    203.1     217.5    212.8
                                  ------   ------    ------   ------    ------   ------    ------   ------
      Total Sales                 $764.2   $846.5    $870.2   $892.1    $648.3   $685.9    $730.4   $781.2
                                  ======   ======    ======   ======    ======   ======    ======   ======
      Gross Profit                $203.0   $228.5    $253.7   $233.1    $179.4   $203.4    $197.8   $222.7
                                  ======   ======    ======   ======    ======   ======    ======   ======
      BUSINESS SEGMENT
        OPERATING
        INCOME:
        Aerospace                 $ 55.0   $ 73.3    $ 63.5   $ 68.5    $ 47.0   $ 70.5    $ 62.8   $ 73.3
        Specialty Chemicals         31.1     31.1      31.8     34.2      25.0     28.5      30.8     25.2
        Corporate                  (14.8)   (15.2)    (16.3)   (92.1)    (12.7)   (11.5)    (15.0)   (13.6)
                                  ------   ------    ------   ------    ------   ------    ------   ------
      Total Operating
        Income                    $ 71.3   $ 89.2    $ 79.0   $ 10.6    $ 59.3   $ 87.5    $ 78.6   $ 84.9
                                  ======   ======    ======   ======    ======   ======    ======   ======
      INCOME (LOSS) FROM:
        CONTINUING
         OPERATIONS               $ 29.8   $ 64.5    $ 37.4   $(18.5)   $ 19.0   $ 33.9    $ 29.4   $ 33.2
        DISCONTINUED
         OPERATIONS                 64.1      3.4      16.8      -        (1.3)    12.9      43.7      3.1
        EXTRAORDINARY
         ITEMS                       -        -        (2.6)   (16.7)      -        -         -        -
                                  ------   ------    ------   ------    ------   ------    ------   ------
      NET INCOME (LOSS)           $ 93.9   $ 67.9    $ 51.6   $(35.2)   $ 17.7   $ 46.8    $ 73.1   $ 36.3
                                  ======   ======    ======   ======    ======   ======    ======   ======

      BASIC EARNINGS
        (LOSS) PER SHARE:
        Continuing operations      $ .42    $ .91     $ .53   $ (.26)    $ .29    $ .52     $ .43    $ .49
        Net income (loss)          $1.33    $ .96     $ .73   $ (.49)    $ .27    $ .71     $1.08    $ .53
      DILUTED EARNINGS
        (LOSS) PER SHARE:
        Continuing operations      $ .40    $ .87     $ .50   $ (.26)    $ .28    $ .49     $ .41    $ .47
        Net income (loss)          $1.27    $ .91     $ .69   $ (.49)    $ .27    $ .67     $1.02    $ .51



      The first quarter of 1997 includes a $59.5 million after-tax gain in discontinued operations from the sale of the SC&A Group. The second quarter includes a pretax gain of $26.4 million from the sale of the Company's engine electrical business and a $13.7 million pretax gain on the issuance of a subsidiary's stock. In the third quarter of 1997, the Company recognized a $35.2 million pretax loss to write off a portion of the MD-90 contract and recognized a $2.6 million after-tax charge from the early extinguishment of certain Rohr debt (reported as an extraordinary item). In the fourth quarter of 1997, the Company recognized pretax charges of $77.0 million for merger costs and $10.9 million from the write-off of accounts receivable from a bankrupt customer. The fourth quarter of 1997 also includes a $16.7 million after-tax charge for the early extinguishment of certain Rohr debt refinanced in connection with the merger, also reported as an extraordinary item.

         In the first quarter of 1996, operating income included a $4.0 million pretax charge for a voluntary early retirement program in the Specialty Chemicals Segment. In the second quarter of 1996, income from discontinued operations included a $6.4 million pretax gain on the sale of an SC&A business. In the third quarter of 1996, income from continuing operations included a $5.3 million pretax loss on the exchange of Rohr's convertible debt. Income

                                                                           [69]

                   The BFGoodrich Company and Subsidiaries
from discontinued operations in the 1996 third quarter included a $30.0 million non-cash adjustment to the gain of a business previously accounted for as a discontinued operation. The fourth quarter of 1996 included a $7.2 million pretax loss from the write-down of an impaired asset and a $5.2 million pretax loss from the sale of a subsidiary. This quarter also included a $1.6 million pretax gain from the sale of the Company's airport lighting business.

      As a result of the pooling-of-interests merger with Rohr late in the fourth quarter of 1997, the amounts reported above differ from those previously reported in the applicable BFGoodrich quarterly reports on Form 10-Q. Quarterly results for 1997 combine BFGoodrich and Rohr results for the same calendar quarters. Quarterly results for 1996 combine BFGoodrich historical results for each calendar quarter with Rohr historical results for each fiscal quarter (i.e., BFGoodrich's first quarter ended March 31, 1996, is combined with Rohr's first fiscal quarter ended October 31, 1995). A reconciliation of the amounts previously reported in BFGoodrich's quarterly reports on Form 10-Q to combined results reported above is as follows:

                                          1997 QUARTERS                         1996 QUARTERS
      (DOLLARS IN MILLIONS,
       EXCEPT PER SHARE AMOUNTS) FIRST   SECOND     THIRD   FOURTH     FIRST   SECOND     THIRD   FOURTH
                                 -----   ------     -----   ------     -----   ------     -----   ------

      SALES:
        As previously reported    $549.4   $578.1    $585.9   $592.6    $498.0   $506.1    $528.2   $545.9
        Effect of Rohr merger      214.8    268.4     284.3    299.5     150.3    179.8     202.2    235.3
                                  ------   ------    ------   ------    ------   ------    ------   ------

        As reported above         $764.2   $846.5    $870.2   $892.1    $648.3   $685.9    $730.4   $781.2
                                  ======   ======    ======   ======    ======   ======    ======   ======
      GROSS PROFIT:
        As previously reported    $174.4   $191.0    $196.8   $192.3    $164.9   $167.4    $165.7   $178.6
        Effect of Rohr merger       28.6     37.5      56.9     40.7      14.5     36.0      32.1     44.1
                                  ------   ------    ------   ------    ------   ------    ------   ------
        As reported above         $203.0   $228.5    $253.7   $233.0    $179.4   $203.4    $197.8   $222.7
                                  ======   ======    ======   ======    ======   ======    ======   ======
      INCOME (LOSS) FROM
        CONTINUING
        OPERATIONS:
        As previously reported    $ 20.9   $ 52.4    $ 32.5   $ 26.7    $ 21.2   $ 25.0    $ 20.9   $ 26.1
        Effect of Rohr merger        8.9     12.1       4.9    (45.2)     (2.2)     8.9       8.5      7.1
                                  ------   ------    ------   ------    ------   ------    ------   ------
        As reported above         $ 29.8   $ 64.5    $ 37.4   $(18.5)   $ 19.0   $ 33.9    $ 29.4   $ 33.2
                                  ======   ======    ======   ======    ======   ======    ======   ======
      NET INCOME (LOSS):
        As previously reported    $ 85.0   $ 55.8    $ 49.4   $ 26.7    $ 19.9   $ 37.9    $ 64.6   $ 29.3
        Effect of Rohr merger        8.9     12.1       2.2    (61.9)     (2.2)     8.9       8.5      7.0
                                  ------   ------    ------   ------    ------   ------    ------   ------
        As reported above         $ 93.9   $ 67.9    $ 51.6   $(35.2)   $ 17.7   $ 46.8    $ 73.1   $ 36.3
                                  ======   ======    ======   ======    ======   ======    ======   ======

COMMON STOCK PRICES AND DIVIDENDS The table below lists dividends per share and quarterly price ranges for the common stock of The BFGoodrich Company based on New York Stock Exchange prices as reported on the consolidated tape.

                       1997                                                  1996
       QUARTER      HIGH       LOW    DIVIDEND         QUARTER        HIGH         LOW   DIVIDEND
       -------      ----       ---    --------         -------        ----         ---   --------
      First       $43 1/8   $36 1/2     $.275         First          $40 1/4    $33 15/16     $.275
      Second       48 1/4    35 1/8      .275         Second          41 7/8     35 3/8        .275
      Third        47 1/4    41 5/8      .275         Third           45 1/8     33 3/8        .275
      Fourth        46       40 3/4      .275         Fourth          45 7/8     38 1/8        .275

[70]

                     The BFGoodrich Company and Subsidiaries
                        Selected Five-Year Financial Data



      (DOLLARS IN MILLIONS,
       EXCEPT PER SHARE AMOUNTS)                           1997       1996      1995      1994      1993
                                                           ----       ----      ----      ----      ----


      STATEMENT OF INCOME DATA:
        Sales                                            $3,373.0   $2,845.8  $2,661.8  $2,601.4  $2,504.3
        Operating income                                    250.1      310.3     247.4     217.0      76.2
        Income (loss) from continuing operations            113.2      115.5      94.8      66.4     (14.9)

      BALANCE SHEET DATA:
        Total assets                                     $3,493.9   $3,579.8  $3,387.5  $3,435.4  $3,268.7
        Non-current long-term debt and capital
         lease obligations                                  564.3      881.4     963.0   1,001.1     967.4
        Mandatorily redeemable preferred
         securities of Trust                                123.1      122.6     122.2       -         -
        Redeemable preferred stock                            -          -         -         -         3.8
        Total shareholders' equity                        1,422.6    1,225.8     975.9     979.2     968.5

      OTHER FINANCIAL DATA:
        Total segment operating income                    $ 388.5    $ 363.1   $ 303.9   $ 270.0   $ 133.8
        Capital expenditures                                159.9      197.1     155.8     136.1     173.7
        Dividends (common and preferred)                     59.5       58.8      61.6      64.6      64.6
        Distributions on Trust preferred securities          10.5       10.5       5.1       -         -

      PER SHARE OF COMMON STOCK:
        Income (loss) from continuing operations,
         diluted                                           $ 1.53     $ 1.65    $ 1.34     $ .91    $ (.37)
        Dividends declared                                   1.10       1.10      1.10      1.10      1.10
        Book value                                          19.56      17.66     14.97     13.54     13.44

      RATIOS:
        Operating income as a percent of sales (%)            7.4       10.9       9.3       8.3       3.0
        Return on common shareholders' equity (%)            13.5       15.8      14.7      10.8     (14.2)
        Debt-to-capitalization ratio (%)                     33.0       44.3      49.3      53.8      52.1
        Dividend payout-common stock (%)                     33.4       33.9      40.6      55.9       n/a

      OTHER DATA:
        Common shareholders of record at
         end of year                                       13,550        n/a       n/a       n/a       n/a
        Common shares outstanding at
         end of year (millions)                              72.7       69.4      65.2      64.2      63.9
        Number of employees at end of year                 16,838     17,960    17,275    18,292    19,916

All data have been restated to reflect the pooling-of-interests merger with Rohr.

                                                                           [71]

                     The BFGoodrich Company and Subsidiaries
                               Board of Directors


JEANETTE GRASSELLI BROWN
Retired Director of Corporate Research,
BP America, an oil and petrochemical producer.
Director since 1991. (2, 3)

DAVID L. BURNER
Chairman, President and Chief Executive Officer,
The BFGoodrich Company.
Director since 1995.(1)

DIANE C. CREEL
President and Chief Executive Officer, Earth
Tech, an international consulting
engineering company.
Director since 1997. (3, 5)

GEORGE A. DAVIDSON, JR.
Chairman and Chief Executive Officer,
Consolidated Natural Gas Company, a
natural gas holding company.
Director since 1991. (2, 3)

RICHARD K. DAVIDSON
Chairman, President and Chief Executive Officer,
Union Pacific Corporation, a transportation company with interests in the railroad and trucking industries.
Director since 1996. (2, 5)

JAMES J. GLASSER
Chairman Emeritus, GATX Corporation, a
transportation, storage, leasing and financial services company.
Director since 1985. (2, 4, 6)

JODIE K. GLORE
Senior Vice President, Rockwell International, and President and Chief Operating Officer,
Rockwell Automation, a producer of
industrial automation systems.
Director since 1997. (3, 6)

DOUGLAS E. OLESEN
President and Chief Executive Officer, Battelle
Memorial Institute, a research and development organization for government and industry.
Director since 1996.
(3, 6)

RICHARD DE J. OSBORNE
Chairman and Chief Executive Officer, ASARCO
Incorporated, a producer of
nonferrous metals.
Director since 1996. (4, 5, 6)

JOSEPH A. PICHLER
Chairman and Chief Executive Officer,
The Kroger Co., a retail food company.
Director since 1988. (4, 5, 6)

ALFRED M. RANKIN, JR.
Chairman, President and Chief Executive Officer,
NACCO Industries, Inc., a holding company with interests in the mining and marketing of lignite and the manufacturing and marketing of forklift trucks and small household appliances.
Director since 1988. (1, 3, 4, 5)

ROBERT H. RAU
President, Aerostructures Group, The
BFGoodrich Company. Director since 1997.

IAN M. ROSS
President Emeritus, AT&T Bell Laboratories
(now Lucent Technologies).
Director since 1983. (1, 2, 4, 6)

D. LEE TOBLER
Executive Vice President and Chief Financial
Officer, The BFGoodrich Company.
Director since 1988. (1)

JAMES R. WILSON
Chairman, President and Chief Executive Officer,
Thiokol Corporation, a producer
of solid-propellant rocket motors for
space, defense and commercial launch
applications and precision fastening systems and cast components. Director since 1997. (2, 5)

A. THOMAS YOUNG
Retired Executive Vice President,
Lockheed Martin Corporation, an aerospace and defense company. Director since 1995. (3, 5)

COMMITTEES OF THE BOARD
(1)  Executive Committee
(2)  Compensation Committee
(3)  Audit Committee
(4)  Committee on Directors
(5)  Financial Policy Committee
(6)  Responsible Care Oversight Committee

[72]

                     The BFGoodrich Company and Subsidiaries
                                    Officers


DAVID L. BURNER
Chairman, President and Chief Executive Officer

MARSHALL O. LARSEN
Executive Vice President; President and Chief Operating Officer,
BFGoodrich Aerospace

DAVID B. PRICE, JR.
Executive Vice President; President and Chief Operating Officer,
BFGoodrich Specialty Chemicals

D. LEE TOBLER
Executive Vice President and Chief Financial Officer

TERRENCE G. LINNERT
Senior Vice President and General Counsel

ROBERT L. AVERY
Vice President; Group Vice President, Maintenance, Repair and Overhaul

NICHOLAS J. CALISE
Vice President, Associate General Counsel and Secretary

JOHN J. GRISIK
Vice President; Group Vice President, Sensors and Integrated Systems

STEVEN R. GUIDRY
Vice President

GARY L. HABEGGER
Vice President, Human Resources

VICTORIA F. HAYNES
Vice President, Research and Development

STEVEN G. ROLLS
Vice President and Controller

ERNEST F. SCHAUB
Vice President; Group Vice President,
Landing Systems

SANDRA F. SELBY
Vice President, Strategic Planning

GEORGE K. SHERWOOD
Vice President, Tax Administration

MARY ANN TUCKER
Vice President and Associate General
Counsel, Patents

LES C. VINNEY
Vice President and Treasurer

DAVID R. WATSON
Vice President; Group Vice President,
Aerostructures

JOHN A. WEAVER
Vice President; Group Vice President,
Specialty Additives

                                                                        [73]

                     The BFGoodrich Company and Subsidiaries
                             Shareholder Information

COMPANY HEADQUARTERS
     The BFGoodrich Company
     4020 Kinross Lakes Parkway
     Richfield, Ohio 44286-9368
     (330) 659-7600

BFGOODRICH ON THE INTERNET
BFGoodrich's home page on the World Wide
Web can be found at http://www.bfgoodrich.com.

STOCK EXCHANGE LISTING
BFGoodrich common stock and BFGoodrich Capital cumulative quarterly income preferred securities
(QUIPS) are listed on the New York Stock Exchange.
Symbols: GR and GRPRA, respectively. Options to acquire the Company's common stock are traded on the Chicago Board Options Exchange.

ANNUAL MEETING
The annual meeting of shareholders of The
BFGoodrich Company will be held at 10:30 a.m. on April 20, 1998, at the John S. Knight Center, 77
East Mill Street, Akron, Ohio. The meeting notice and proxy materials were mailed to shareholders with this report.

SHAREHOLDER SERVICES
Questions concerning your account as a
shareholder, including dividend payments,
BFGoodrich Dividend Reinvestment Plan and lost certificates, should be directed to our transfer agent:
     The Bank of New York
     Shareholder Relations Dept.-11E
     P.O. Box 11258
     Church Street Station
     New York, N.Y. 10286-1258
     1-800-524-4458
     e-mail: Shareowner-svcs@bankofny.com

STOCK TRANSFER AND ADDRESS CHANGES
Please send certificates for transfer and address changes to:
     The Bank of New York
     Receive and Deliver Dept.-11W
     P.O. Box 11002
     Church Street Station
     New York, N.Y. 10286-1002


FORM 10-K AND OTHER INFORMATION
Copies of the Company's report to the Securities and Exchange Commission on Form 10-K are available without charge from:
     Office of the Secretary
     The BFGoodrich Company
     4020 Kinross Lakes Parkway
     Richfield, Ohio 44286-9368
     (330) 659-7901
     e-mail: ar@corp.bfg.com

Quarterly earnings, dividend information and news releases are available 24 hours a day by calling
1-800-BFG-5987. This information is also available at BFGoodrich's site on the World Wide Web at http://www.bfgoodrich.com.

INVESTOR INQUIRIES
Securities analysts and others seeking financial information may contact:
     John T. Bingle
     Director of Investor Relations
     The BFGoodrich Company
     4020 Kinross Lakes Parkway
     Richfield, Ohio 44286-9368
     (330) 659-7789
     e-mail: investor@corp.bfg.com

THE BFGOODRICH FOUNDATION
The Company makes contributions to educational, cultural and other nonprofit organizations through The BFGoodrich Foundation, which distributed $1.25 million in 1997. For information about contributions in 1997 and foundation guidelines, contact:
     The BFGoodrich Foundation
     Attention: Lois Sumegi
     4020 Kinross Lakes Parkway
     Richfield, Ohio 44286-9368

[74]