Form 10-K, Exhibit 13
period 1999-12-31
GOODRICH B F CO
filed 2000-02-24
CIK 42542

1999 FINANCIAL REVIEW                                  EXHIBIT 13

                               TABLE OF CONTENTS

Management's Discussion and Analysis........................    1

Management's Responsibility for Financial Statements........   16

Report of Independent Auditors..............................   16

Consolidated Statement of Income for the years ended
   December 31, 1999, 1998 and 1997.........................   17

Consolidated Balance Sheet at December 31, 1999
   and 1998.................................................   18

Consolidated Statement of Cash Flows for the years
   ended December 31, 1999, 1998 and 1997...................   19

Consolidated Statement of Shareholders' Equity for the
   years ended December 31, 1999, 1998 and 1997.............   20

Notes to Consolidated Financial Statements..................   21

Quarterly Financial Data (unaudited)........................   40

Selected Financial Data.....................................   41

MANAGEMENT'S DISCUSSION AND ANALYSIS

WE BELIEVE THIS MANAGEMENT'S DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS. SEE THE LAST SECTION FOR CERTAIN RISKS AND UNCERTAINTIES.

RESULTS OF OPERATIONS

MERGER

On July 12, 1999, The BFGoodrich Company ("the Company" or "BFGoodrich") completed its merger with Coltec Industries Inc. The merger has been accounted for as a pooling-of-interests. Accordingly, all prior period consolidated financial statements have been restated to include the results of operations, financial position and cash flows of Coltec as though Coltec had always been a part of BFGoodrich. As such, results for the three years ended December 31, 1999, 1998 and 1997 represent the combined results of BFGoodrich and Coltec (see Note A to the Consolidated Financial Statements).

As a result of the merger, Coltec became a wholly-owned subsidiary of the Company. In accordance with the terms of the merger, each share of Coltec common stock was converted into the right to receive 0.56 shares of BFGoodrich common stock, totaling 35.5 million shares of BFGoodrich common stock.

In addition, the Company issued options to purchase 3.0 million shares of BFGoodrich common stock in exchange for options to purchase Coltec common stock outstanding immediately prior to the merger. These options vest and become exercisable in accordance with the terms and conditions of the original Coltec options. Also, as a result of the merger, each 5 1/4% Convertible Preferred Security issued by Coltec Capital Trust became convertible into 0.955248 of a share of BFGoodrich common stock, subject to certain adjustments.

MERGER-RELATED AND CONSOLIDATION COSTS
(SEE NOTE D TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR ADDITIONAL DISCUSSION)

During 1999, the Company recorded merger related and consolidation costs of $269.4 million before tax ($196.4 million after-tax, or $1.77 per share), of which $12.3 million represents non-cash asset impairment charges. These costs related primarily to personnel related costs, transaction costs and consolidation costs. The merger related and consolidation reserves were reduced by $218.2 million during the year, of which $207.1 million represented cash payments.

During 1998, the Company recorded merger related and consolidation costs of $10.5 million before tax ($6.5 million after tax, or $.06 per share), related to costs associated with the closure of three facilities and an asset impairment charge.

During 1997, the Company recorded merger-related and consolidation costs of $77.0 million before tax ($69.5 million after tax, or $0.62 per diluted share) in connection with the Rohr merger. In addition to the $77.0 million recorded as merger - related and consolidation costs, the Company also recorded $28.0 million of debt extinguishment costs ($16.7 million after tax, or $0.15 per diluted share) related to the Rohr merger which were reported as an extraordinary item.

The Company has identified additional merger related and consolidation costs of approximately $35 million that will be recorded throughout 2000. The timing of these costs is dependent on the finalization of management's plans. These charges consist primarily of costs associated with the consolidation of its landing gear facilities, the reorganization of operating facilities and for the relocation of personnel.

The Company expects to achieve costs savings of approximately $60 million per year by 2002 related to the merger with Coltec.

SHARE REPURCHASE PROGRAM

On February 21, 2000, the Company's Board of Directors authorized the repurchase of up to $300 million of the Company's common stock. Repurchases under the program, which may not exceed 10 percent of the Company's issued shares of common stock, may be made from time to time in the open market or in negotiated transactions at price levels that the Company considers attractive. The program will be funded from the Company's operating cash flows and short term borrowings under existing credit lines.

2000 OUTLOOK

The Company expects the same market issues that have affected results during the second half of 1999 to continue in 2000 (see segment discussion below). These pressures, together with a further decline in commercial aircraft production, will most likely result in relatively flat financial performance in 2000 as compared to 1999. This outlook includes $25 million in annual headquarters cost savings beginning in 2000 and significant operational savings through consolidation of businesses and facilities. The Company is also currently exploring ways to increase shareholder value, including the evaluation of various financial and strategic alternatives related to our portfolio of businesses.

TOTAL COMPANY

(DOLLARS IN MILLIONS)                 1999       1998       1997
----------------------------------------------------------------
SALES:
Aerospace.......................  $3,617.4   $3,479.3   $3,026.1
Engineered Industrial
  Products......................     702.4      779.9      757.1
Performance Material............   1,217.7    1,195.6      904.7
----------------------------------------------------------------
  Total.........................  $5,537.5   $5,454.8   $4,687.9
================================================================

(DOLLARS IN MILLIONS)                 1999       1998       1997
----------------------------------------------------------------
OPERATING INCOME:
Aerospace.......................  $  558.7   $  500.0   $  325.8
Engineered Industrial
  Products......................     118.2      131.6      147.0
Performance Materials...........     150.4      145.8      128.2
----------------------------------------------------------------
Total Reportable Segments.......     827.3      777.4      601.0
Merger Related and Consolidation
  Costs.........................    (269.4)     (10.5)     (77.0)
Corporate.......................     (84.6)     (83.7)     (93.1)
----------------------------------------------------------------
  Total.........................  $  473.3   $  683.2   $  430.9
================================================================

Cost of sales was 71.4 percent of sales in 1999 compared with 71.8 percent in 1998 and 72.7 percent in 1997. The decrease in cost of sales as a percent of sales in 1999 as compared to 1998 was a result of the Company's efforts to improve productivity and to lower manufacturing and material costs. Margin improvement in the Aerospace Segment in 1998 was partially offset by a margin decline in the Engineered Industrial Products and Performance Materials Segments as compared to 1997. Cost of sales in 1997 was also negatively impacted by the MD-90 write-off as compared to 1998 levels (see detailed group discussions below).

Selling and administrative costs were 15.2 percent of sales in 1999, compared with 15.4 percent in 1998 and 16.5 percent in 1997. An increased focus on controlling and reducing costs in 1999 resulted in the decrease in selling and administrative costs between years despite level to declining sales at the Engineered Industrial Products and Performance Materials Segments. The decrease in 1998 as compared to 1997 was a result of additional long-term incentive compensation expense in 1997 that resulted from exceeding the Company's three year targets and achieving a maximum payout under the plan. (See detailed group discussions below).

Income from continuing operations included various charges or gains (referred to as special items) which affected reported earnings. Excluding the effects of special items, income from continuing operations in 1999 was $361.7 million, or $3.24 per diluted share, compared with $327.6 million, or $2.91 per diluted share in 1998, and $261.1 million, or $2.34 per diluted share in 1997. The following table presents the impact of special items on earnings per diluted share.

(EARNINGS PER DILUTED SHARE)               1999    1998    1997
---------------------------------------------------------------
Income from continuing operations.......  $1.53   $3.19   $1.75
  Net (gain) on sold businesses.........   (.04)   (.34)   (.15)
  Gain on issuance of subsidiary
    stock...............................     --      --    (.07)
  MD-90 write-off.......................     --      --     .19
  Merger-related and consolidation
    costs...............................   1.77     .06     .62
  Dilutive impact of convertible
    preferred securities................   (.02)     --      --
---------------------------------------------------------------
  Income from continuing operations,
    excluding special items.............  $3.24   $2.91   $2.34
===============================================================

Income from continuing operations for the year ended December 31, 1999 includes
(i) $162.2 million ($1.47 per share) for costs associated with the Coltec merger and an additional charge of $34.2 million ($0.30 per share) related to segment restructuring activities; (ii) a net gain on the sale of businesses of $4.3 million ($0.04 per share); and (iii) the dilutive impact of convertible preferred securities that were anti-dilutive on an as reported basis of $0.02 per share.

Income from continuing operations for the year ended December 31, 1998 includes $6.5 million ($0.06 per share) for costs associated with the Aerostructures Group's closure of three facilities and the impairment of a fourth facility and a $38.5 million ($0.34 per share) gain on the sale of Holley Performance Products.

Income from continuing operations for the year ended December 31, 1997 includes
(i) merger costs of $69.5 million ($0.62 per share) in connection with the merger with Rohr, Inc., (ii) a net gain of $8.0 million ($0.07 per share) resulting from an initial public offering of common stock by the Company's subsidiary, DTM Corporation, (iii) a net gain of $16.4 million ($0.15 per share) from the sale of a business, and (iv) a charge of $21.0 million ($0.19 per share) related to the Aerostructures Group's production contract with IAE International Aero Engines AG to produce nacelles for McDonnell Douglas Corporation's MD-90 aircraft.

NET INTEREST EXPENSE Net interest expense increased by $5.5 million in 1999, from $128.0 million in 1998 to $133.5 million in 1999. The increase in interest expense-net was due to increased average borrowings during 1999 as a result of the Coltec merger ($3 million), reduced interest income ($1 million) and a reduction in capital expenditures between periods that resulted in a reduction in capitalized interest ($1 million). Net interest expense increased by $12.1 million in 1998 as compared to 1997. The increase in interest expense-net in 1998 was due to increased indebtedness resulting from acquisitions during the latter part of 1997 and early portion of 1998, partially offset by savings that resulted from refinancing Rohr's higher cost debt in late 1997.

ISSUANCE OF SUBSIDIARY STOCK In May 1997, the Company's subsidiary, DTM Corporation, issued 2,852,191 shares of its authorized but previously unissued common stock in an initial public offering. The Company recognized a pretax gain of $13.7 million ($8.0 million after tax, or $0.07 per diluted share) in accordance with the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin 84.

In February 1999, the Company sold its remaining interest in DTM for approximately $3.5 million. The Company's net investment in DTM approximated $0.5 million at December 31, 1998. The gain was recorded within Other Income (Expense) during the first quarter of 1999.

OTHER INCOME (EXPENSE) -- NET Excluding the impact of net gains (losses) on sale of businesses, other income (expense) net was expense of $15.2 million, $19.3 million and $11.4 million in 1999, 1998 and 1997, respectively. The decrease in expense during 1999 was due primarily to gains related to the demutualization of certain insurance companies with which the Company does business. The increase in expense from 1997 to 1998 relates primarily to increased costs associated with the Company's executive life insurance program.

INCOME TAX EXPENSE The Company's effective tax rate was 43.8, 36.8 and 40.2 percent in 1999, 1998 and 1997. The increase in the Company's effective tax rate in 1999 as compared to 1998 was primarily attributable to the significant amount of non-deductible merger costs incurred during 1999 related to the Coltec merger.

DISCONTINUED OPERATIONS During the 1998 first quarter, the company recognized a $1.6 million after-tax charge related to a business previously divested and reported as a discontinued operation. Discontinued operations during 1997 reflect a gain on the sale of Tremco Incorporated in February 1997 and the results of operations and gain on the sale of the chlor-alkali and olefins business in August 1997. For additional information see Note T to the Consolidated Financial Statements.

EXTRAORDINARY ITEMS The Company has recorded extraordinary items during 1998 and 1997, net of tax, related to the extinguishment of debt.

ACQUISITIONS

POOLING-OF-INTERESTS

COLTEC As noted above, on July 12, 1999, the Company completed its merger with Coltec. The merger has been accounted for as a pooling-of-interests. Accordingly, all prior period consolidated financial statements have been restated to include the results of operations, financial position and cash flows of Coltec as though Coltec had always been a part of BFGoodrich. As such, results for the three years ended December 31, 1999, 1998 and 1997 represent the combined results of BFGoodrich and Coltec.

ROHR On December 22, 1997, BFGoodrich completed a merger with Rohr, Inc. by exchanging 18.6 million shares of BFGoodrich common stock for all of the common stock of Rohr. Each share of Rohr common stock was exchanged for .7 of one share of BFGoodrich common stock. The merger was accounted for as a pooling-of-interests, and all prior period financial statements were restated to include the financial information of Rohr as though Rohr had always been a part of BFGoodrich. Prior to the merger, Rohr's fiscal year ended on July 31. For purposes of the combination, Rohr's financial results for its fiscal year ended July 31, 1997, were restated to the year ended December 31, 1997, to conform with BFGoodrich's calendar year end.

PURCHASES

The following acquisitions were recorded using the purchase method of accounting. Their results of operations have been included in the Company's results since their respective dates of acquisition.

During 1999, the Company acquired a manufacturer of spacecraft attitude determination and control systems and sensor and imaging instruments; the remaining 50 percent interest in a joint venture, located in Singapore, that overhauls and repairs thrust reversers, nacelles and nacelle components; an ejection seat business; a textile coatings business; and a manufacturer and developer of micro-electromechanical systems, which integrate electrical and mechanical components to form "smart" sensing and control devises. Total consideration aggregated $76.1 million, of which $69.4 million represented goodwill.

The purchase agreements for the manufacturer and developer of micro-electromechanical systems provides for additional consideration to be paid over the next six years based on a percentage of net sales. The additional consideration for the first five years, however, is guaranteed not to be less than $3.5 million. As the $3.5 million of additional consideration is not contingent on future events, it has been included in the purchase price and allocated to the net assets acquired. All additional contingent amounts payable under the purchase agreement will be recorded as additional purchase price when earned and amortized over the remaining useful life of the goodwill.

During 1998, the Company acquired a global manufacturer of specialty and fine chemicals; a manufacturer of flexible graphite and polytetrafluoroethylene ("PTFE") products; a business that manufactures, machines and distributes PTFE products; and another business that reprocesses PTFE compounds. The Company also acquired a manufacturer of sealing products; a small manufacturer of textile chemicals used for fabric preparation and finishing; the remaining 20 percent not previously owned of a subsidiary that produces self-lubricating bearings; and a small manufacturer of energetic materials systems. Total consideration aggregated $521.5 million, of which $308.7 million represented goodwill.

During 1997, the Company acquired seven businesses for cash consideration of $194.1 million in the aggregate, which included $84.4 million of goodwill. One of the acquired businesses is a manufacturer of data acquisition systems for satellites and other aerospace applications. A second business manufactures diverse aerospace products for commercial and military applications. A third business is a manufacturer of dyes, chemical additives and durable press resins for the textiles industry. A fourth business manufactures thermoplastic polyurethane and is located in the United Kingdom. A fifth business manufactures flight attendant and cockpit seats and the sixth business is a sheet rubber and conveyer belt business. The remaining acquisition is a small specialty chemicals business.

The purchase agreement for the flight attendant and cockpit seat business includes contingent payments based on earnings levels for the years ended December 31, 1997-2000. These contingent payments will be recorded as additional purchase price consideration when made and will be amortized over the remaining life of the goodwill.

The impact of these acquisitions was not material in relation to the Company's results of operations. Consequently, pro forma information is not presented.

DISPOSITIONS

During 1999, the Company sold all or a portion of its interest in four businesses, resulting in a pre-tax gain of $9.8 million, which has been reported in other income (expense) net.

In May 1998, the Company sold the capital stock of its Holley Performance Products subsidiary for $100 million in cash. The sale resulted in a pre-tax gain of $58.3 million, net of liabilities retained, which has been reported within other income (expense) net. The proceeds from this divestiture were applied toward reducing debt. In 1997, Holley had gross revenues and operating income of approximately $99.0 million and $8.0 million, respectively.

During 1997, the Company completed the sale of its Engine Electrical Systems Division, which was part of the Sensors and Integrated Systems Group in the Aerospace segment. The Company received cash proceeds of $72.5 million which resulted in a pretax gain of $26.4 million reported within other income (expense) net.

For dispositions accounted for as discontinued operations during 1998 and 1997 refer to Note T to the Consolidated Financial Statements.

BUSINESS SEGMENT PERFORMANCE

SEGMENT ANALYSIS

The Company's operations are classified into three reportable business segments:
BFGoodrich Aerospace ("Aerospace"), BFGoodrich Engineered Industrial Products ("Engineered Industrial Products") and BFGoodrich Performance Materials ("Performance Materials"). Aerospace consists of four business groups:
Aerostructures; Landing Systems; Sensors and Integrated Systems (as a result of the Coltec merger, this business group will be renamed Electronics and Engine Systems in 2000); and Maintenance, Repair and Overhaul ("MRO"). They serve commercial, military, regional, business and general aviation markets.

Engineered Industrial Products is a single business group. This group manufactures industrial seals; gaskets; packing products; self-lubricating bearings; diesel, gas and dual fuel engines; air compressors; spray nozzles and vacuum pumps.

Performance Materials consists of three business groups: Textile and Coatings Solutions; Polymer Additives and Specialty Plastics; and Consumer Specialties. These groups provide materials for a wide range of end use market applications including textiles, coatings, food & beverage, personal care, pharmaceuticals, graphic arts, industrial piping, plumbing and transportation.

Corporate includes general corporate administrative costs and certain undistributed research and development expenses. Beginning in 2000, such undistributed research and development expenses will be reported within segment operating income. Segment operating income is total segment revenue reduced by operating expenses directly identifiable with that business segment. Merger related and consolidation costs are presented separately and are discussed above (see further discussion under merger related and consolidation costs section and Note D to the accompanying Consolidated Financial Statements).

An expanded analysis of sales and operating income by business segment follows:

1999 COMPARED WITH 1998

AEROSPACE

                                                                                                       % of Sales
(IN MILLIONS)                                                       1999        1998   % CHANGE       1999       1998
---------------------------------------------------------------------------------------------------------------------
SALES
Aerostructures..............................................    $1,139.1    $1,144.2      (0.4)
Landing Systems.............................................     1,032.9       963.2       7.2
Sensors and Integrated Systems..............................       938.4       911.3       3.0
MRO.........................................................       507.0       460.6      10.1
------------------------------------------------------------------------------------
  Total Sales...............................................    $3,617.4    $3,479.3       4.0
====================================================================================
OPERATING INCOME
Aerostructures..............................................    $  191.5    $  189.1       1.3        16.8       16.5
Landing Systems.............................................       157.7       117.9      33.8        15.3       12.2
Sensors and Integrated Systems..............................       174.4       170.3       2.4        18.6       18.7
MRO.........................................................        35.1        22.7      54.6         6.9        4.9
------------------------------------------------------------------------------------
  Total Operating Income....................................    $  558.7    $  500.0      11.7        15.4       14.4
====================================================================================

MARKET OVERVIEW

The aerospace industry enjoyed another strong year of jet aircraft deliveries in 1999. Large commercial jet deliveries increased 15% and regional jet deliveries increased 39% over 1998 levels. Revenue passenger miles, a key metric measuring demand, increased in 1999 over 1998. World airline passenger traffic increased an estimated 5.4% and US domestic airline passenger traffic increased an estimated 4.3% in 1999. 1999 military spending remained relatively flat from 1998.

Approximately 36% of BFGoodrich Aerospace's 1999 sales were tied to the original equipment ("OE") commercial transport market, most specifically aircraft production which often leads aircraft delivery by as much as several quarters. Because of this lead time effect, BFGoodrich Aerospace commercial sales began to feel the impact in 1998 of the year to year delivery improvement noted above.

SEGMENT PERFORMANCE

Sales by BFGoodrich Aerospace increased by $138.1 million, or 4.0 percent, from $3,479.3 million in 1998 to $3,617.4 million during 1999. The increase is primarily attributable to the PW4000 settlement, strong after-market demand for wheels and brakes as well as maintenance, repair and overhaul services and several small acquisitions.

Aerospace operating income increased $58.7 million, or 11.7 percent, from $500.0 million in 1998 to $558.7 million during 1999 The higher sales volume noted above in combination with a better after-market sales mix and ongoing operational improvements positively impacted 1999 results.

AEROSTRUCTURES GROUP Sales during 1999 decreased $5.1 million, or 0.4 percent, from $1,144.2 million in 1998 to $1,139.1 million in 1999. Higher production spares, after-market sales and the PW4000 settlement only partially offset lower OE sales.

Operating income increased $2.4 million, or 1.3 percent, from $189.1 million during 1998 to $191.5 million in 1999. The increase is primarily attributable to higher after-market sales that generally carry a higher margin than OE sales, a gain resulting from an exchange of land and the settlement of the PW4000 claim, partially offset by higher manufacturing costs associated with the restructuring of several of the Group's facilities and the start-up of the Group's Arkadelphia facility.

LANDING SYSTEMS GROUP Sales during 1999 increased $69.7 million, or 7.2 percent, from $963.2 million in 1998 to $1,032.9 million in 1999. The increase is attributable to higher after-market demand for wheels and brakes ($34.7 million), improved penetration into the aircraft seating market ($7.7 million) and a product line acquisition completed in late 1998 ($26.8 million). Demand for commercial transport OE products such as landing gear and evacuation slides which are tied more closely to the OE production cycle, was largely flat year to year.

Operating income increased $39.8 million, or 33.8 percent, from $117.9 million in 1998 to $157.7 million in 1999. An overall favorable sales mix, increased volume, acquisitions and operating efficiency improvements all contributed to the higher results.

SENSORS & INTEGRATED SYSTEMS GROUP Sales during 1999 increased $27.1 million, or
3.0 percent, from $911.3 million in 1998 to $938.4 million in 1999. The increase resulted from higher unit volume sales of sensor, launch vehicle electronic, cockpit avionic, aircraft lighting, and gas turbine products, partially offset by lower sales of fuel control products.

Operating income increased $4.1 million, or 2.4 percent, from $170.3 million during 1998 to $174.4 million in 1999. This increase reflects the impact of higher sales volumes and a favorable sales mix of higher margin after-market spares, partially offset by increased R&D spending on the development of new products for Health, Usage and Monitoring systems (HUMS).

MRO GROUP Sales during 1999 increased $46.4 million, or 10.1 percent, from $460.6 million in 1998 to $507.0 million in 1999. The increase reflects higher demand for airframe, component and landing gear overhaul maintenance services ($19 million) in addition to the acquisition of the remaining interest of a joint venture business in the Asia Pacific region ($27 million).

Operating income increased by $12.4 million, or 54.6 percent, from $22.7 million in 1998 to $35.1 million during 1999. The increase is principally due to the higher demand experienced in all of the MRO markets served by the Company, as well as the impact of the acquisition noted above and continued operational improvements.

MARKET OUTLOOK

Aerospace has built a diversified portfolio of businesses that does not correlate directly with the cyclical upturns and downturns of its airframe customers. The expected decline in Boeing commercial jet aircraft deliveries of over 22% in 2000 will negatively affect BFGoodrich's OE businesses, most notably in the Segment's Aerostructures and Landing Systems Groups. The Company believes that Aerospace sales for 2000 will be consistent with sales levels achieved in 1999. Expected decreases in OE sales are anticipated to be offset by a higher content of aftermarket products, space and specialty products and by a significant increase in sales by the MRO services group.

ENGINEERED INDUSTRIAL PRODUCTS

(IN MILLIONS)                         1999     1998   % CHANGE
--------------------------------------------------------------
Sales.............................  $702.4   $779.9     (9.9)%
Operating Income..................  $118.2   $131.6    (10.2)%
Operating Income as a percent of
  Sales...........................    16.8%    16.9%

MARKET OVERVIEW

Several of the Segment's primary markets, including the chemical and petroleum process industries (including oil and gas drilling), industrial machinery & equipment (construction, mining and material handling), and the defense capital goods markets, experienced weakness throughout 1999. The majority of the Segment's business is in these areas of the domestic economy. Sales growth was noted in several of the Segment's secondary markets, including the heavy-duty vehicles, automotive and the semiconductor markets, though not at a level to offset the reduction in business in the Segment's primary markets.

SEGMENT PERFORMANCE

Sales decreased $77.5 million, or 9.9 percent, from $779.9 million in 1998 to $702.4 million in 1999. The decrease in sales is primarily attributable to a 1998 disposition of a division ($37 million) and reduced volume in most of the Segment's businesses ($38 million), partially offset by favorable prices ($3 million). As previously discussed, the reduced volume is attributable to weakness in most markets served by the Segment, especially in the businesses serving the domestic chemical and petroleum process industries, industrial machinery and equipment, and the defense capital goods markets. The Segment did experience growth in European sales in its sealing business following the 1998 acquisition of a French company (Cefilac). Further, the operations serving the automotive and heavy-duty vehicle markets experienced modest growth during 1999.

Operating income decreased by $13.4 million, or 10.2 percent, from $131.6 million in 1998 to $118.2 million in 1999. Excluding the impact of a 1998 disposition ($6 million) and non-recurring charges ($13 million) during 1998, operating income decreased by approximately $20 million. The non-recurring charges in 1998 related to Y2K costs and a warranty issue related to previously sold diesel engines. Overall, the decrease in operating income between periods was due to the market weakness noted above. Management was able to partially offset the decline in business with various initiatives designed to lower costs including facility consolidation, six sigma projects and the application of lean manufacturing initiatives.

MARKET OUTLOOK

The Engineered Industrial Products segment will continue to face market challenges in 2000. While the Segment anticipates some level of volume growth in the year 2000 in its primary markets, including the chemical and petroleum process markets, these will be partially offset by anticipated decreased demand in the defense capital goods market and heavy-duty vehicle markets. The Segment anticipates a continued focus on cost initiatives and facility consolidation during 2000.

PERFORMANCE MATERIALS

                                                                                                % of Sales
(IN MILLIONS)                                                      1999       1998   % CHANGE   1999   1998
-----------------------------------------------------------------------------------------------------------
SALES
Textile and Coatings Solutions..............................  $   619.7   $  606.2        2.2
Polymer Additives and Specialty Plastics....................      422.2      431.3       (2.1)
Consumer Specialties........................................      175.8      158.1       11.2
----------------------------------------------------------------------------------
  Total Sales...............................................  $ 1,217.7   $1,195.6        1.8
==================================================================================
OPERATING INCOME
Textile and Coatings Solutions..............................  $    44.4   $   63.0      (29.5)   7.2   10.4
Polymer Additives and Specialty Plastics....................       73.6       58.8       25.2   17.4   13.6
Consumer Specialties........................................       32.4       24.0       35.0   18.4   15.2
----------------------------------------------------------------------------------
  Total Operating Income....................................  $   150.4   $  145.8        3.2   12.4   12.2
==================================================================================

MARKET OVERVIEW

Performance Materials is a worldwide leader in water-based thickeners and high-performance polymers used in everything from toothpaste, food ingredients, shampoo, and time-release pharmaceutical products to plastics and coatings for wood, paper, and fabrics. Key markets served include consumer, textile, industrial, construction, transportation, and paper.

Volumes for many of the Segment's products were down during 1999 as recession-like conditions continued, perpetuating market stagnation, consolidation, and intense competition. In addition, inexpensive imports and pockets of foreign economic weakness put significant pressure on pricing. Fortunately, the cost of many of the Segment's key raw materials was also lower as compared to 1998 costs, allowing for some recovery against the negative impact of reduced volumes and prices. The Segment's construction related products, however, were helped by a strong housing market in the US. The Segment also continued its aggressive focus on cost reduction and improved productivity to maintain its overall margins.

SEGMENT PERFORMANCE

Sales increased $22.1 million, or 1.8 percent, from $1,195.6 million in 1998 to $1,217.7 million in 1999. Acquisitions

(primarily Freedom Chemical, which was acquired in March of 1998) accounted for $80 million of the sales increase, offset by $58 million of unfavorable volume, price, and mix. Volumes for many of the Segment's products have been down due to a deterioration of end markets served by the Segment and increased competition and consolidation that has resulted. Inexpensive imports and certain areas of foreign economic weakness have put additional pressure on pricing, causing year-to-date prices to be down approximately 4 percent versus 1998.

Operating income increased by $4.6 million, or 3.2 percent, from $145.8 million in 1998 to $150.4 million in 1999. The increase was attributable to acquisitions, reduced raw material costs, increased manufacturing productivity and overhead cost controls, which more than offset the income erosion from the price and volume declines mentioned above. Fluctuations in foreign exchange rates did not have a significant impact on the Segment.

TEXTILE AND COATINGS SOLUTIONS GROUP Sales increased by $13.5 million, or 2.2 percent, from $606.2 million in 1998 to $619.7 million in 1999. The increase in sales was primarily related to acquisitions ($60 million), partially offset by volume, price and mix declines ($45 million).

Operating income decreased by $18.6 million, or 29.5 percent, from $63.0 million in 1998 to $44.4 million in 1999. The decrease was due to the unfavorable volume and price declines noted above, particularly in regards to the textile markets served by the Group, partially offset by acquisitions.

POLYMER ADDITIVES AND SPECIALTY PLASTICS GROUP Sales decreased by $9.1 million, or 2.1 percent, from $431.3 million in 1998 to $422.2 million in 1999. The decrease was caused primarily by price reductions ($18 million), offset by favorable volume/mix ($9 million). The price reductions impacted most of the Group's products, while the volume increase was driven primarily by the Group's TempRite high-heat resistant plastics plumbing products.

Operating income increased $14.8 million, or 25.2 percent, from $58.8 million in 1998 to $73.6 million in 1999. The increase was primarily driven by higher demand in the Group's TempRite business, lower raw material costs, and effective overhead cost controls, partially offset by decreased volumes and prices for the Group's other products.

CONSUMER SPECIALTIES GROUP Sales increased $17.7 million, or 11.2 percent, from $158.1 million in 1998 to $175.8 million in 1999. The increase in sales was driven by the Freedom acquisition ($20 million), partially offset by volume and price declines in some of the remaining businesses ($2 million).

Operating income increased $8.4 million, or 35.0 percent, from $24.0 million in 1998 to $32.4 million in 1999. The increase in operating income was attributable to the Freedom acquisition noted above, manufacturing efficiencies, overhead cost controls and a favorable settlement from a patent infringement lawsuit.

MARKET OUTLOOK

The Performance Materials Segment faces a challenging 2000. Most key indices suggest US industrial production will be flat, while housing starts and auto sales will be decreasing from 1999 levels. Many of the industries served by the segment are projecting flat to down years in 2000 limiting our volume expectations. In addition, our raw material costs have risen dramatically and at a much faster rate than we believe can be offset through selectively raising prices.

Continued strong productivity performance will be necessary to help fill the gap. Given the economic environment, emphasis in 2000 will be on: strategic top-line growth, improving efficiency by optimizing production assets, and re-evaluating any low margin product lines.

1998 COMPARED WITH 1997

AEROSPACE

                                                                                               % of Sales
(IN MILLIONS)                                                     1998       1997   % CHANGE   1998   1997
----------------------------------------------------------------------------------------------------------
SALES
Aerostructures..............................................  $1,144.2   $1,039.7       10.1
Landing Systems.............................................     963.2      765.8       25.8
Sensors and Integrated Systems..............................     911.3      833.9        9.3
MRO.........................................................     460.6      386.7       19.1
---------------------------------------------------------------------------------
  Total Sales...............................................  $3,479.3   $3,026.1       15.0
=================================================================================
OPERATING INCOME
Aerostructures..............................................  $  189.1   $  102.6       84.3   16.5    9.9
Landing Systems.............................................     117.9       90.3       30.6   12.2   11.8
Sensors and Integrated Systems..............................     170.3      133.9       27.2   18.7   16.1
MRO.........................................................      22.7       (1.0)       N/A    4.9   (0.3)
---------------------------------------------------------------------------------
  Total Operating Income....................................  $  500.0   $  325.8       53.5   14.4   10.8
=================================================================================

AEROSTRUCTURES GROUP Aerostructures Group sales for 1998 of $1,144.2 million were $104.5 million, or 10.1 percent, higher than in 1997. Contributing to the increased sales were higher aftermarket spares sales and accelerated deliveries on many commercial programs, including the V-2500 (A319/320/321 aircraft) and the start up of production deliveries on the 737-700 program. These increases were partially offset by reduced deliveries on the A340 program.

The Aerostructures Group's 1998 operating income increased by $86.5 million or
84.3 percent, from $102.6 million in 1997 to $189.1 million in 1998. Operating income of $102.6 million in 1997 was adversely impacted by a $35.2 million pretax charge on the MD-90 contract. Excluding this special item, operating income increased in 1998 by $51.3 million, or 37 percent, primarily as a result of increased sales volume and by the proportionately higher ratio of aftermarket spares sales to production sales. Aftermarket spare sales generally carry a higher margin than production sales.

LANDING SYSTEMS GROUP Sales in the Landing Systems Group increased $197.4 million, or 25.8 percent, from $765.8 million in 1997 to $963.2 million in 1998. Sales growth reflected higher original-equipment demand for landing gear and evacuation products, as well as stronger than expected aftermarket demand for aircraft wheels and brakes. Principal landing gear programs were the B767 and B737. Landing gear sales volumes also reflected the establishment of a facility in Seattle to provide fully dressed landing gears to Boeing on the B747-400 program. Commercial wheel and brake demand was strongest on the A320, B737, and B747 programs. Evacuation product sales increased on the B747-400 and A330/A340 programs. The AMI acquisition in June 1997 resulted in approximately $24 million of additional revenue in 1998 as well. The evacuation systems business also completed in October 1998 the acquisition of Universal Propulsion Company ("UPCo") which is expected to enhance the business's safety systems offerings through its direct thermal inflation technology. UPCo manufactures energetic materials systems used to activate ejection seats, airplane evacuation slides and related products.

Operating income in the Landing Systems Group increased $27.6 million, or 30.6 percent, from $90.3 million in 1997 to $117.9 million in 1998. Higher sales, a favorable product mix, the AMI acquisition and favorable fluctuations in foreign exchange rates associated with our Canadian operations benefited the Group's operating income in 1998. These increases were partially offset by higher wheel and brake strategic sales incentives, principally for the B777, B737, and Airbus programs; higher product development costs, offset in part by cost reduction initiatives in operations; and increased landing gear manufacturing costs associated with the increase in production to match original-equipment manufacturers' build rates.

SENSORS AND INTEGRATED SYSTEMS GROUP Sensors and Integrated Systems Group sales increased $77.4 million, or 9.3 percent, from $833.9 million in 1997 to $911.3 million in 1998. This group serves the large commercial transport; regional, business and general aviation; military; and space markets. All four of these markets experienced increased sales during the year.

Demand for sensor and avionics products was particularly strong. Increased sales of sensor products were driven by rate increases on major Boeing programs, retrofit of competitors' products on Airbus programs and the application of products to new regional and business programs such as Embraer 145, Gulfstream V, and Bombardier Global Express. The higher sales of avionics products was fueled by greater than anticipated acceptance of a new, low cost collision avoidance product -- SkyWatch(R) -- and strong associated sales of the Company's StormScope(R) line of lightning detectors.

Expansion of the Company's ice protection product line, including new specialty heated products, also contributed to the results. The Group's sales performance was further enhanced by higher demand for satellite products (acquired in the March 1997 purchase of Gulton Data Systems) driven by expansion of our capabilities and product offerings and by increased demand for aircraft engine components.

The Group's operating income increased $36.4 million, or 27.2 percent, from $133.9 million in 1997 to $170.3 million in 1998. The increase reflects the higher sales volumes, the impact of productivity initiatives, a favorable sales mix, and new products introduced during the year.

MAINTENANCE, REPAIR AND OVERHAUL (MRO) GROUP The MRO Group's sales increased $73.9 million, or 19.1 percent, from $386.7 million in 1997 to $460.6 million in 1998. During 1998, the MRO Group achieved higher sales volumes compared with 1997, successfully replacing the sales which were lost after the bankruptcy (in early 1998) of Western Pacific Airlines and the termination of an America West Airlines maintenance contract. New business included long-term service contracts with, in addition to others, Qantas, Continental, Northwest, United, and Virgin Atlantic Airlines. Sales improved due to higher volumes in the airframe and component services businesses. The performance of the component services business reflects strong demand for wheels and brakes and nacelles services. New business assisting Boeing in paint and other component services also contributed to the improved results.

Operating income increased $23.7 million, from $(1.0) million in 1997 to $22.7 million in 1998. Excluding a $11.8 million bad debt charge recognized in 1997 due to the bankruptcy of Western Pacific Airlines, operating income increased by $11.9 million. The increased operating income in 1998 was attributable to improved operating efficiencies in the component services business and the introduction of new higher-margin specialized services. The Group also benefited from substantially reduced turnover of the certified airframe and powerplant mechanics work force in the airframe business, compared with the prior two years.

Although the Group's operating income margin increased during 1998 compared with 1997 (4.9 percent versus 3.0 percent -- excluding the 1997 bad debt charge), several factors constrained the growth of operating income and margins in 1998. First, the Group's landing gear services business in Miami completed the construction of a new world-class service facility (also in the Miami area) in mid 1998. Much of the second half of 1998 was spent transitioning operations from the old facility to the new one, during which time duplicate facility costs and production inefficiencies were incurred. This business also incurred significant charges to resolve several customer billing disputes, largely from the prior year. Second, start-up costs were incurred by the Group's airframe business in connection with a new major customer, resulting from servicing aircraft new to the business. Finally, the airframe business commenced in 1998 the development of a major new business system, the implementation of which is expected to be completed by mid 1999. As a result, the business increased inventory valuation reserves and expensed development-related costs. Excluding the impact of the above charges, operating income margins in 1998 would have been slightly above 6 percent rather than 4.9 percent.

ENGINEERED INDUSTRIAL PRODUCTS

(IN MILLIONS)                         1998     1997   % CHANGE
--------------------------------------------------------------
Sales.............................  $779.9   $757.1        3.0
Operating Income..................   131.6    147.0      (10.5)
Operating Income as Percent of
  Sales...........................    16.9%    19.4%

Sales increased $22.8 million, or 3.0 percent, from $757.1 million in 1997 to $779.9 million in 1998. Acquisitions accounted for a $66.0 million increase in sales between periods, while dispositions reduced sales by $62.0 million. The resulting net increase in sales between periods was due to increased volumes of compressors, heavy duty wheel-end systems and diesel/gas engines. Continued economic weakness in Asia and South America and slower growth in key markets, including pulp and paper, chemical, refining and steel, adversely affected sales growth.

Operating income decreased $15.4 million, or 10.5 percent, from $147.0 million in 1997 to $131.6 million in 1998. The decrease was primarily attributable to the divestitures noted above as well as additional warranty and legal reserves ($12.0 million) that were recorded in 1998.

PERFORMANCE MATERIALS

                                                                                             Comparable   % of Sales
                       (IN MILLIONS)                              1998     1997   % Change     % Change   1998   1997
---------------------------------------------------------------------------------------------------------------------
SALES
Textile and Coatings Solutions..............................  $  606.2   $401.2       51.1         (0.4)
Polymer Additives and Specialty Plastics....................     431.3    420.9        2.5          1.3
Consumer Specialties........................................     158.1     82.6       91.4          6.2
-------------------------------------------------------------------------------
  Total.....................................................  $1,195.6   $904.7       32.2          1.0
===============================================================================
OPERATING INCOME
Textile and Coatings Solutions..............................  $   63.0   $ 48.6       29.6          8.0   10.4   12.1
Polymer Additives and Specialty Plastics....................      58.8     57.3        2.6          1.6   13.6   13.6
Consumer Specialties........................................      24.0     22.3        7.6          5.8   15.2   27.0
-------------------------------------------------------------------------------
  Total.....................................................  $  145.8   $128.2       13.7          4.8   12.2   14.2
===============================================================================

The following discussion and analysis of fluctuations in sales and operating income for the Performance Materials Segment excludes the impact of acquisitions (see Comparable % Change column).

TEXTILE AND COATINGS SOLUTIONS GROUP Sales in the Textile and Coatings Solutions group decreased 0.4 percent from the prior year. The decrease resulted from volume shortfalls in the Company's textile markets offset by increased volumes in the Group's industrial specialty products and increased sales prices in the Group's coatings products. Domestic textile mills demand has been lower due to an increase in imports and a general slowdown in the apparel markets. In addition, the export of fabrics to Asian and European countries slowed in 1998. The Russian currency crisis and the European Union furniture fabric tariffs all had negative revenue effects on this Group.

Operating income for the Textile and Coatings Solutions Group increased by $3.9 million, or 8 percent, in 1998 despite the slight reduction in sales due to reduced raw material pricing and other manufacturing cost efficiencies.

POLYMER ADDITIVES AND SPECIALTY PLASTICS GROUP Sales in the Polymer Additives and Specialty Plastics Group increased $5.5 million, or 1.3 percent, over the prior year. Sales volumes increased in the Group's Estane(R) thermoplastic polyurethanes (TPU) driven by strength in static control polymers and European TPU demand and Telene(R) DCPD monomer markets but decreased in the Group's TempRite(R) high heat resistant plastics due to weakness in middle east markets as well as increased competition from other materials. Sales prices remained relatively stable with the exception of some Polymer Additives' products used for the rubber and polymer industries and Estane(R) TPU, where two competitors commissioned new U.S. production facilities in 1998.

Operating income increased slightly over the prior year mostly as a result of increased volume and favorable raw material pricing.

CONSUMER SPECIALTIES GROUP The $5.1 million, or 6.2 percent, increase in sales in the Consumer Specialties Group was driven by increased volumes in the Group's pharmaceutical and personal care products. Sales prices generally increased in all of the Group's product lines.

The 5.8 percent increase in operating income was mainly attributable to a favorable sales mix and higher volumes.

SHORT-TERM DEBT

During 1999, the Company increased its committed domestic revolving credit agreements from $300.0 million to $600.0 million. These loan agreements are with various domestic banks. Lines of credit totaling $300.0 million were amended in 1999 to extend the expiration date to the year 2004. The $300.0 million of lines of credit added in 1999 are 364-day agreements that expire in March 2000. The Company intends to renew the 364-day agreements on an annual basis and does not anticipate any problems therein. At December 31, 1999, and throughout the year, these facilities were not in use. In addition, the Company had available formal foreign lines of credit and overdraft facilities, including the committed multi-currency revolver, of $236.5 million at December 31, 1999, of which $84.3 million was available.

During 1999, the Company increased the committed multi-currency revolving credit facility from $75.0 million to $125.0 million. The loan agreements are with various international banks and expire in the year 2003. The Company intends to use this facility for short- and long-term local currency financing to support European operations growth. At December 31, 1999, the Company had borrowed $103.6 million ($80.5 million on a short-term basis and $23.1 million on a long-term basis) denominated in various currencies at floating rates. The Company has effectively converted the $23.1 million long-term debt portion into fixed-rate debt with an interest rate swap.

The Company also maintains $367.5 million of uncommitted domestic money market facilities with various banks to meet its short-term borrowing requirements. As of December 31, 1999, $266.3 million of these facilities were unused and available. The Company's uncommitted credit facilities are provided by a small number of commercial banks that also provide the Company with all of its domestic committed lines of credit and the majority of its cash management, trust and investment management requirements. As a result of these established relationships, the Company believes that its uncommitted facilities are a highly reliable and cost-effective source of liquidity.

LONG-TERM DEBT

During 1999, the Company issued $200.0 million of 6.6 percent senior notes due in 2009. A previously existing revolving credit facility, which had provided a commitment of up to $600 million, was terminated subsequent to the consummation of the merger with Coltec.

The Company believes that its credit facilities are sufficient to meet long-term capital requirements, including normal maturities of long-term debt.

At December 31, 1999, the Company's debt-to-capitalization ratio was 52.8 percent. For purposes of this ratio, the TIDES and QUIPS (see Note R to the Consolidated Financial Statements) are treated as capital.

EBITDA

EBITDA is income from continuing operations before distributions on preferred securities of trusts, income tax expense, net interest expense, depreciation and amortization and special items. EBITDA for the Company is summarized as follows:

                                         1999     1998     1997
---------------------------------------------------------------
Income from continuing operations
  before taxes and distributions of
  trusts.............................  $334.5   $594.2   $343.7
Add:
  Net interest expense...............   133.5    128.0    115.9
  Depreciation and amortization......   230.6    210.2    169.1
  Special items......................   262.8    (47.7)    72.1
---------------------------------------------------------------
EBITDA...............................  $961.4   $884.7   $700.8
===============================================================

OPERATING CASH FLOWS

Operating cash flows decreased $126.5 million from $499.1 million in 1998 to $372.6 million in 1999. The decrease between periods was primarily due to merger related and consolidation expenses paid during each of the years -- $207.1 million in 1999 and $68.6 million in 1998. The 1998 expenses related to the Rohr merger that was consummated in December 1997.

INVESTING CASH FLOWS

The Company used $285.8 million of cash in 1999 related to investing activities, primarily in the acquisition of various businesses and purchases of property. In 1998, investing activities used cash of $679.3 million, also primarily in the acquisition of various businesses and purchases of property. The Company expects to acquire additional businesses as circumstances warrant and as opportunities arise.

FINANCING CASH FLOWS

Financing activities used $72.2 million in cash in 1999, as compared to providing $171.6 million in cash in 1998. Excess operating cash flows in 1999 were used to assist with the payment of dividends and distributions on trust preferred securities. The Company increased its borrowings in 1998 to finance the acquisitions discussed above. The Company also spent approximately $40 million to terminate a receivables sales program in 1998.

Cash flow from operations has been more than adequate to finance capital expenditures in each of the past three years. The Company expects to have sufficient cash flow from operations to finance planned capital spending for 2000.

On February 21, 2000, the Company's Board of Directors authorized the repurchase of up to $300 million of the Company's common stock. The program will be funded from the Company's operating cash flows and short term borrowings under existing credit lines.

CONTINGENCIES

GENERAL

There are pending or threatened against BFGoodrich or its subsidiaries various claims, lawsuits and administrative proceedings, all arising from the ordinary course of business with respect to commercial, product liability, asbestos and environmental matters, which seek remedies or damages. BFGoodrich believes that any liability that may finally be determined with respect to commercial and product liability claims should not have a material effect on the Company's consolidated financial position or results of operations. From time to time, the Company is also involved in legal proceedings as a plaintiff involving contract, patent protection, environmental and other matters. Gain contingencies, if any, are recognized when they are realized.

At December 31, 1999, approximately 20 percent of the Company's labor force was covered by collective bargaining agreements. Approximately 10 percent of the labor force is covered by collective bargaining agreements that will expire during 2000.

ENVIRONMENTAL

The Company and its subsidiaries are generators of both hazardous wastes and non-hazardous wastes, the treatment, storage, transportation and disposal of which are subject to various laws and governmental regulations. Although past operations were in substantial compliance with the then-applicable regulations, the Company has been designated as a potentially responsible party ("PRP") by the U.S. Environmental Protection Agency ("EPA"), or similar state agencies, in connection with several sites.

The Company initiates corrective and/or preventive environmental projects of its own to ensure safe and lawful activities at its current operations. It also conducts a compliance and management systems audit program. The Company believes that compliance with current governmental regulations will not have a material adverse effect on its capital expenditures, earnings or competitive position.

The Company's environmental engineers and consultants review and monitor environmental issues at past and existing operating sites, as well as off-site disposal sites at which the Company has been identified as a PRP. This process includes investigation and remedial selection and implementation, as well as negotiations with other PRPs and governmental agencies.

At December 31, 1999 and 1998, the Company had recorded in Accrued Expenses and in Other Non-current Liabilities a total of $125.5 million and $129.7 million, respectively, to cover future environmental expenditures. These amounts are recorded on an undiscounted basis.

The Company believes that its reserves are adequate based on currently available information. Management believes that it is reasonably possible that additional costs may be incurred beyond the amounts accrued as a result of new information. However, the amounts, if any, cannot be estimated and management believes that they would not be material to the Company's financial condition but could be material to the Company's results of operations in a given period.

ASBESTOS

As of December 31, 1999 and 1998, two subsidiaries of the Company were among a number of defendants (typically 15 to 40) in approximately 96,000 and 101,400 actions (including approximately 8,300 and 4,700 actions, respectively in advanced stages of processing) filed in various states by plaintiffs alleging injury or death as a result of exposure to asbestos fibers. During 1999, 1998 and 1997, these two subsidiaries of the Company received approximately 30,200, 34,400 and 38,200 new actions, respectively. Through December 31, 1999, approximately 280,400 of the approximately 376,400 total actions brought had been settled or otherwise disposed.

Payments were made by the Company with respect to asbestos liability and related costs aggregating $84.5 million in 1999, $53.7 million in 1998, and $59.2 million in 1997, respectively, substantially all of which were covered by insurance. Settlements are generally made on a group basis with payments made to individual claimants over periods of one to four years. Related to payments not covered by insurance, the Company recorded charges to operations amounting to approximately $8.0 million in each of 1999, 1998 and 1997.

In accordance with the Company's internal procedures for the processing of asbestos product liability actions and due to the proximity to trial or settlement, certain outstanding actions have progressed to a stage where the Company can reasonably estimate the cost to dispose of these actions. As of December 31, 1999, the Company estimates that the aggregate remaining cost of the disposition of the settled actions for which payments remain to be made and actions in advanced stages of processing, including associated legal costs, is approximately $163.1 million and the Company expects that this cost will be substantially covered by insurance.

With respect to the 87,700 outstanding actions as of December 31, 1999, which are in preliminary procedural stages, as well as any actions that may be filed in the future, the Company lacks sufficient information upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to estimate with reasonable certainty what, if any, potential liability or costs may be incurred by the Company. However, the Company believes that its subsidiaries are in a favorable position compared to many other defendants because, among other things, the asbestos fibers in its asbestos-containing products were encapsulated. Subsidiaries of the Company continue to distribute encapsulated asbestos-bearing product in the United States with annual sales of less than $1.5 million. All sales are accompanied by appropriate warnings. The end users of such product are sophisticated users who utilize the product for critical applications where no known substitutes exist or have been approved.

Insurance coverage of a small non-operating subsidiary formerly distributing asbestos-bearing products is nearly depleted. Considering the foregoing, as well as the experience of the Company's subsidiaries and other defendants in asbestos litigation, the likely sharing of judgments among multiple responsible defendants, and given the substantial amount of insurance coverage that the Company expects to be available from its solvent carriers to cover the majority of its exposure, the Company believes that pending and reasonably anticipated future actions are not likely to have a materially adverse effect on the Company's consolidated results of operations or financial condition, but could be material to the Company's results of operations in a given period. Although the insurance coverage which the Company has is substantial, it should be noted that insurance coverage for asbestos claims is not available to cover exposures initially occurring on and after July 1, 1984. The Company's subsidiaries continue to be named as defendants in new cases, some of which allege initial exposure after July 1, 1984.

The Company has recorded an accrual for its liabilities for asbestos-related matters that are deemed probable and can be reasonably estimated (settled actions and actions in advanced stages of processing), and has separately recorded an asset equal to the amount of such liabilities that is expected to be recovered by insurance. In addition, the Company has recorded a receivable for that portion of payments previously made for asbestos product liability actions and related litigation costs that is recoverable from its insurance carriers. Liabilities for asbestos-related matters and the receivable from insurance carriers included in the Consolidated Balance Sheets are as follows:

                                  DECEMBER 31,   December 31,
(DOLLARS IN MILLIONS)                     1999           1998
-------------------------------------------------------------
Accounts and notes receivable...  $      146.9   $       95.4
Other assets....................          36.7           32.6
Accrued expenses................         134.6           89.7
Other liabilities...............          28.5           22.8

CERTAIN AEROSPACE CONTRACTS

The Company's Aerostructures Group has a contract with Boeing on the 717-200 program that is subject to certain risks and uncertainties. The Company has pre-production inventory of $84.9 million related to design and development costs on the 717-200 program through December 31, 1999. In addition, the Company has excess-over-average inventory of $53.9 million related to costs associated with the production of the flight test inventory and the first production units on this program. The aircraft was certified by the FAA on September 1, 1999, and Boeing is actively marketing the plane. Recovery of these costs will depend on the ultimate number of aircraft delivered and successfully achieving the Company's cost projections in future years.

The Company's Aerostructures Group has also entered the market for re-engining 727 aircraft. The purpose of this endeavor is to assist the operators of these aircraft meet new sound attenuation requirements along with improving fuel efficiency. Many of the airplanes in this market are operated in emerging market countries. The Aerostructures Group has entered into several collateralized financing arrangements to assist its customers.

YEAR 2000 COMPUTER COSTS

The Company did not experience any significant malfunctions or errors in its operating or business systems when the date changed from 1999 to 2000. Based on operations since January 1, 2000, the Company does not expect any significant impact to its ongoing business as a result of the Y2K issue. The Company is not aware of any significant Y2K issues or problems that may have arisen for its significant customers and suppliers.

The Company expended approximately $114 million through December 31, 1999, on its Y2K readiness efforts. These efforts included replacing outdated, noncompliant hardware and software as well as remediating other Y2K problems.

TRANSITION TO THE EURO

Although the Euro was successfully introduced on January 1, 1999, the legacy currencies of those countries participating will continue to be used as legal tender through January 1, 2002. Thereafter, the legacy currencies will be canceled and Euro bills and coins will be used in the eleven participating countries.

Transition to the Euro creates a number of issues for the Company. Business issues that must be addressed include product pricing policies and ensuring the continuity of business and financial contracts. Finance and accounting issues include the conversion of bank accounts and other treasury and cash management activities.

The Company continues to address these transition issues and does not expect the transition to the Euro to have a material effect on the results of operations or financial condition of the Company. Actions taken to date include the ability to quote its prices; invoice when requested by the customer; and issue pay checks to its employees on a dual currency basis. The Company has not yet set conversion dates for its accounting systems, statutory reporting and tax books, but will do so in early 2000. The financial institutions in which the Company has relationships have transitioned to the Euro successfully and are issuing statements in dual currencies.

NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", which, as amended by FASB Statement No. 137, is required to be adopted in years beginning after June 15, 2000. The Statement permits early adoptions as of the beginning of any fiscal quarter after its issuance. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

The Company has not yet determined what the effect of Statement No. 133 will be on its earnings and financial position. However, the Statement could increase volatility in earnings and comprehensive income.

In September 1999, the EITF reached a consensus on Issue 99-5, "Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements." The consensus requires design and development costs for products to be sold under long-term supply arrangements incurred subsequent to December 31, 1999, to be expensed as incurred unless contractually recoverable. The consensus did not have an impact on the Company's results or financial position.

FORWARD-LOOKING INFORMATION IS SUBJECT TO RISK AND UNCERTAINTY

This document includes statements that reflect projections or expectations of our future financial condition, results of operations or business that are subject to risk and uncertainty. We believe such statements to be "forward looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. BFGoodrich's actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe", "expect", "anticipate", "intend", "estimate", "are likely to be" and similar expressions.

Factors that could cause actual results of our Aerospace segment to differ materially from those discussed in the forward-looking statements include, but are not limited to, the following:

- The worldwide civil aviation market could be adversely affected if customers cancel or delay current orders or original-equipment manufacturers reduce the rate they build or expect to build products for such customers. Such cancellations, delays or reductions may occur if there is a substantial change in the health of the airline industry or in the general economy, or if a customer were to experience financial or operational difficulties. There have been weak new aircraft orders and actual cancellation of orders from Asian carriers due to the Asian financial crisis. There are financial difficulties in Russia and Latin America as well. If these developments should continue or accelerate, it could have an adverse effect upon the Company.

- If the decline in future new aircraft build rates is greater than anticipated, there could be a material adverse impact on the Company. Even if orders remain strong, original-equipment manufacturers could reduce the rate at which they build aircraft due to inability to obtain adequate parts from suppliers and/or because of productivity problems relating to a recent rapid build-up of the labor force to increase the build rate of new aircraft. Boeing announced a temporary cessation of production in the fall of 1997 for these reasons.

- A change in levels of defense spending could curtail or enhance prospects in the Company's military business.

- If the trend towards increased outsourcing or reduced number of suppliers in the airline industry changes, it could affect the Company's business.

- If the Boeing 717 program is not as successful as anticipated or if the Company does not successfully achieve its cost projections in future years, it could adversely affect the Company's business.

- If the Company is unable to continue to acquire and develop new systems and improvements, it could affect future growth rates.

- In the immediate past there has been a higher-than-normal historical turnover rate of technicians in the MRO business due to hiring by Boeing and the airlines, although recently the turnover rate has been returning closer to historical levels. If this trend were again to reverse, it could have an adverse effect on the Company.

- If the Company does not experience continued growth in demand for its higher-margin aftermarket aerospace products or is unable to continue to achieve improved operating margins in its MRO business, it could have an adverse effect on operating results. Such events could be exacerbated if there is a substantial change in the health of the airline industry, or in the general economy, or if a customer were to experience major financial difficulties. Various industry estimates of future growth of revenue passenger miles, new original equipment deliveries and estimates of future deliveries of regional, business, general aviation and military orders may prove optimistic, which could have an adverse affect on operations.

Factors that could cause actual results of our Engineered Industrial Products segment to differ materially from those discussed in the forward-looking statements include, but are not limited to, the following:

- If maintenance schedules are reduced or delayed in the segment's key customer base, including the petrochemical industry in the US, then results could be adversely impacted. A significant decline in the price of oil would also negatively impact the results of the segment.

- The segment could be adversely impacted if capital spending for products used in the manufacture of industrial products in the US declines.

- If decreases in Federal funding cause orders for large engines to decline or be delayed, then the results of segment could be adversely impacted.

- The results could be adversely impacted if orders in the automotive/heavy-duty truck market decline.

Factors that could cause actual results of our Performance Materials segment to differ materially from those discussed in the forward-looking statements include, but are not limited to, the following:

- Expected sales increases in the Far East and Latin America could be adversely impacted by recent turmoil in financial markets in those regions.

- If volume does not increase or cost reduction benefits do not materialize, the results of the Performance Materials Segment could be adversely affected.

- If raw material costs increase beyond the Company's expectations the results of the Performance Materials Segment could be affected.

- If cost benefits from continued integration of recent acquisitions and realignment activities do not occur as expected, results could be adversely impacted.

- Revenue growth in various businesses may not materialize as expected.

- The segment may not be able to achieve the $15 million in annualized savings in 2000 from the 1999 realignment of the Performance Materials organization.

Factors that could cause actual results of the entire Company to differ materially from those discussed in the forward-looking statements include, but are not limited to, the following:

- Future claims against the Company's subsidiaries with respect to asbestos exposure and insurance and related costs may result in future liabilities that are significant and may be material.

- If there are unexpected developments with respect to environmental matters involving the Company, it could have an adverse effect upon the Company.

- The Company anticipates $60 million in annualized savings from the Coltec merger by 2002. If the Company is unable to achieve these savings, it could have an adverse impact upon the Company.

- If the Company's tax planning is not as effective as anticipated, the Company's effective tax rate could increase.

We caution you not to place undue reliance on the forward-looking statements contained in this document, which speak only as of the date on which such statements were made. We undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date on which such statements were made or to reflect the occurrence of unanticipated events.

FINANCIAL INSTRUMENTS SENSITIVITY ANALYSIS

INTEREST RATE EXPOSURE The table below provides information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table represents principal cash flows and related weighted average interest rates by expected (contractual) maturity dates. Notional values are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable (receive) rates are based on implied forward rates in the yield curve at December 31, 1999.

EXPECTED MATURITY DATE

                                                                                                                            Fair
                                                2000       2001     2002     2003   2004    Thereafter        Total        Value
--------------------------------------------------------------------------------------------------------------------------------
Debt
  Fixed Rate................................  $ 12.8     $179.0     $3.8     $1.9   $0.9    $  1,301.3     $1,499.7     $1,394.0
    Average Interest Rate...................     7.4%       9.5%     0.4%     0.7%   1.2%          7.0%         7.3%
  Variable Rate.............................   229.1       23.1       --       --     --                      252.2        252.2
    Average Interest Rate...................     6.4%       3.7%      --       --     --                        6.2%
Interest Rate Swaps
  Variable to Fixed.........................               23.1                                                23.1        (0.8)
    Average Pay Rate........................                6.3%                                                6.3%
    Average Receive Rate....................                4.3%                                                4.3%
  Fixed to Variable.........................                                                     200.0        200.0       (15.8)
    Average Pay Rate........................                                                       7.2%         7.2%
    Average Receive Rate....................                                                       6.0%         6.0%
================================================================================================================================

FOREIGN CURRENCY EXPOSURE The Company's international operations expose it to translation risk when the local currency financial statements are translated to U.S. dollars. As currency exchange rates fluctuate, translation of the statements of income of international businesses into U.S. dollars will affect comparability of revenues and expenses between years. The Company hedges a significant portion of its net investments in international subsidiaries by financing the purchase and cash flow requirements through local currency borrowings.

See Notes B and N to the Consolidated Financial Statements for a discussion of the Company's exposure to foreign currency transaction risk. At December 31, 1999 a hypothetical 10 percent movement in foreign exchange rates applied to the hedging agreements and underlying exposures would not have a material effect on earnings.

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

/s/ D.L. Burner

D. L. BURNER
Chairman
and Chief Executive Officer

/s/ L. A. Chapman

L. A. CHAPMAN
Senior Vice President
and Chief Financial Officer

/s/ R. D. Koney, Jr.

R. D. KONEY, JR.
Vice President
and Controller

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of The BFGoodrich Company

We have audited the accompanying consolidated balance sheet of The BFGoodrich Company and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Coltec Industries Inc, which statements reflect total assets constituting 20% in 1998, and total sales constituting 28% in both 1998 and 1997 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Coltec Industries Inc for 1998 and 1997, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and, for 1998 and 1997, the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The BFGoodrich Company and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

/S/ Ernst & Young LLP

Charlotte, North Carolina
February 14, 2000,
except for Note W, as to which the date is February 21, 2000

CONSOLIDATED STATEMENT OF INCOME

(dollars in millions, except per share amounts)
YEAR ENDED DECEMBER 31                                            1999       1998       1997
--------------------------------------------------------------------------------------------
SALES.......................................................  $5,537.5   $5,454.8   $4,687.9
Operating costs and expenses:
  Cost of sales.............................................   3,953.3    3,919.2    3,372.7
  Charge for MD-90 contract.................................        --         --       35.2
  Selling and administrative costs..........................     841.5      841.9      772.1
  Merger-related and consolidation costs....................     269.4       10.5       77.0
--------------------------------------------------------------------------------------------
                                                               5,064.2    4,771.6    4,257.0
--------------------------------------------------------------------------------------------
OPERATING INCOME............................................     473.3      683.2      430.9
Interest expense............................................    (138.3)    (134.1)    (127.9)
Interest income.............................................       4.8        6.1       12.0
Gain on issuance of subsidiary stock........................        --         --       13.7
Other income (expense) -- net...............................      (5.3)      39.0       15.0
--------------------------------------------------------------------------------------------
Income from continuing operations before income taxes and
  Trust distributions.......................................     334.5      594.2      343.7
Income tax expense..........................................    (146.5)    (218.5)    (138.2)
Distributions on Trust preferred securities.................     (18.4)     (16.1)     (10.5)
--------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS...........................     169.6      359.6      195.0
Income (loss) from discontinued operations -- net of
  taxes.....................................................        --       (1.6)      84.3
--------------------------------------------------------------------------------------------
Income Before Extraordinary Items...........................     169.6      358.0      279.3
Extraordinary losses on debt extinguishment -- net of
  taxes.....................................................        --       (4.3)     (19.3)
--------------------------------------------------------------------------------------------
NET INCOME..................................................  $  169.6   $  353.7   $  260.0
============================================================================================
BASIC EARNINGS PER SHARE:
  Continuing operations.....................................  $   1.54   $   3.26   $   1.81
  Discontinued operations...................................        --      (0.01)      0.78
  Extraordinary losses......................................        --      (0.04)     (0.18)
--------------------------------------------------------------------------------------------
  NET INCOME................................................  $   1.54   $   3.21   $   2.41
============================================================================================
DILUTED EARNINGS PER SHARE:
  Continuing operations.....................................  $   1.53   $   3.19   $   1.75
  Discontinued operations...................................        --      (0.01)      0.75
  Extraordinary losses......................................        --      (0.04)     (0.17)
--------------------------------------------------------------------------------------------
  NET INCOME................................................  $   1.53   $   3.14   $   2.33
============================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

(dollars in millions, except per share amounts)
DECEMBER 31                                                     1999       1998
---------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents...................................  $   66.4   $   53.5
Accounts and notes receivable...............................     845.1      777.2
Inventories.................................................   1,000.6      967.7
Deferred income taxes.......................................     129.7      162.6
Prepaid expenses and other assets...........................      58.7       54.8
---------------------------------------------------------------------------------
    TOTAL CURRENT ASSETS....................................   2,100.5    2,015.8
Property....................................................   1,577.3    1,562.5
Prepaid pension.............................................     212.1      193.3
Goodwill....................................................   1,031.1      985.6
Identifiable intangible assets..............................     107.0      112.4
Other assets................................................     427.6      343.4
---------------------------------------------------------------------------------
    TOTAL ASSETS............................................  $5,455.6   $5,213.0
=================================================================================
CURRENT LIABILITIES
Short-term bank debt........................................  $  229.1   $  144.4
Accounts payable............................................     476.2      456.0
Accrued expenses............................................     712.2      617.0
Income taxes payable........................................      78.9       45.2
Current maturities of long-term debt and capital lease
  obligations...............................................      14.5        7.6
---------------------------------------------------------------------------------
    TOTAL CURRENT LIABILITIES...............................   1,510.9    1,270.2
Long-term debt and capital lease obligations................   1,516.9    1,572.7
Pension obligations.........................................      63.4       76.6
Postretirement benefits other than pensions.................     347.7      358.5
Deferred income taxes.......................................     126.7      100.2
Other non-current liabilities...............................     325.5      328.5
Commitments and contingent liabilities......................        --         --
Mandatorily redeemable preferred securities of trusts.......     271.3      268.9
SHAREHOLDERS' EQUITY
Common stock -- $5 par value
Authorized, 200,000,000 shares; issued, 112,064,927 shares
  in 1999 and 111,524,852 shares in 1998 (excluding
  14,000,000 shares held by a wholly-owned
  subsidiary)...............................................     560.3      557.7
Additional capital..........................................     895.8      883.5
Accumulated deficit.........................................     (52.3)    (120.4)
Accumulated other comprehensive income......................     (44.2)     (15.1)
Unearned compensation.......................................      (1.2)      (2.7)
Common stock held in treasury, at cost (1,832,919 shares in
  1999 and 1,846,894 shares in 1998)........................     (65.2)     (65.6)
---------------------------------------------------------------------------------
    TOTAL SHAREHOLDERS' EQUITY..............................   1,293.2    1,237.4
---------------------------------------------------------------------------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..............  $5,455.6   $5,213.0
=================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(dollars in millions)
YEAR ENDED DECEMBER 31                                           1999      1998      1997
-----------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income..................................................  $ 169.6   $ 353.7   $ 260.0
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Merger related and consolidation:
    Expenses................................................    269.4      10.5      77.0
    Payments................................................   (207.1)    (68.6)    (12.4)
  Extraordinary losses on debt extinguishment...............       --       4.3      19.3
  Depreciation and amortization.............................    230.6     210.2     177.2
  Deferred income taxes.....................................     59.4      83.3      57.1
  Net gains on sale of businesses...........................     (6.7)    (58.3)   (138.8)
  Gain on sale of investment................................     (3.2)       --        --
  Change in assets and liabilities, net of effects of
    acquisitions and dispositions of businesses:
    Receivables.............................................    (67.6)    (45.2)    (47.9)
    Inventories.............................................    (28.5)    (79.2)    (84.9)
    Other current assets....................................     (4.8)      2.8      (1.6)
    Accounts payable........................................     10.1      (6.9)     63.3
    Accrued expenses........................................     45.2     104.8      11.7
    Income taxes payable....................................     36.6      46.0       4.7
    Other non-current assets and liabilities................   (130.4)    (58.3)   (113.5)
-----------------------------------------------------------------------------------------
    NET CASH PROVIDED BY OPERATING ACTIVITIES...............    372.6     499.1     271.2
-----------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchases of property.......................................   (246.3)   (262.0)   (241.1)
Proceeds from sale of property..............................     15.5       4.2       8.5
Proceeds from sale of businesses............................     17.6     100.0     395.9
Sale of short-term investments..............................      3.5        --       8.0
Payments made in connection with acquisitions, net of cash
  acquired..................................................    (76.1)   (521.5)   (194.1)
-----------------------------------------------------------------------------------------
    NET CASH USED BY INVESTING ACTIVITIES...................   (285.8)   (679.3)    (22.8)
-----------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Increase (decrease) in short-term debt, net.................     85.4     (52.3)     68.9
Proceeds from issuance of long-term debt....................    203.9     724.5     150.8
Increase (decrease) in revolving credit facility, net.......   (239.5)   (458.0)     39.5
Repayment of long-term debt and capital lease obligations...    (18.6)    (33.1)   (551.1)
Proceeds from sale of receivables, net......................       --      12.5      87.5
Termination of a receivable sales program...................       --     (40.0)       --
Proceeds from issuance of convertible preferred securities,
  net.......................................................       --     144.0        --
Proceeds from issuance of capital stock.....................      6.9      28.8      23.0
Purchases of treasury stock.................................     (0.3)    (64.7)    (52.4)
Dividends...................................................    (91.6)    (75.7)    (59.5)
Distributions on Trust preferred securities.................    (18.4)    (16.1)    (10.5)
Other.......................................................       --       1.7       1.1
-----------------------------------------------------------------------------------------
    NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES........    (72.2)    171.6    (302.7)
-----------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash and Cash
  Equivalents...............................................     (1.7)      0.4      (2.4)
-----------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents........     12.9      (8.2)    (56.7)
Cash and Cash Equivalents at Beginning of Year..............     53.5      61.7     118.4
-----------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year....................  $  66.4   $  53.5   $  61.7
=========================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                                                   Unearned
                                                                                                    Portion
                                                                                   Accumulated           of
(in millions)                                                                            Other   Restricted
THREE YEARS ENDED                    Common Stock     Additional   Accumulated   Comprehensive        Stock   Treasury
DECEMBER 31, 1999                   Shares   Amount      Capital       Deficit          Income       Awards      Stock      Total
---------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1996........  108.171   $540.9   $    852.2   $    (575.4)  $       (24.9)  $    (11.1)  $  (32.2)  $  749.5
Net income.......................                                        260.0                                              260.0
Other comprehensive income:
  Unrealized translation
    adjustments, net of
    reclassification adjustment
    for loss included in net
    income of $2.3...............                                                        (13.2)                             (13.2)
  Minimum pension liability
    adjustment...................                                                         (0.2)                              (0.2)
                                                                                                                          -------
TOTAL COMPREHENSIVE INCOME.......                                                                                           246.6
Repurchase of stock by pooled
  company........................   (0.831)    (4.2)       (27.9)                                                           (32.1)
Employee award programs..........    0.884      4.4         12.1                                        7.7       (0.7)      23.5
Adjustment to conform Rohr's
  fiscal year....................    2.071     10.3         39.6         (18.0)           26.4                               58.3
Conversion of 7.75%
Convertible Subordinated Notes...    0.099      0.5          1.0                                                              1.5
Exercise of warrants.............    0.420      2.1          3.3                                                              5.4
Purchases of stock for
  treasury.......................                                                                                 (2.2)      (2.2)
Dividends (per share -- $1.10)...                                        (59.5)                                             (59.5)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1997........  110.814    554.0        880.3        (392.9)          (11.9)        (3.4)     (35.1)     991.0
Net income.......................                                        353.7                                              353.7
Other comprehensive income:
  Unrealized translation
    adjustments..................                                                         (2.5)                              (2.5)
  Minimum pension liability
    adjustment...................                                                         (0.7)                              (0.7)
                                                                                                                          -------
TOTAL COMPREHENSIVE INCOME.......                                                                                           350.5
Repurchase of stock by pooled
  company........................   (1.602)    (8.0)       (40.4)                                                           (48.4)
Employee award programs..........    1.078      5.5         31.5                                        0.7       (0.7)      37.0
Conversion of 7.75%
Convertible Subordinated Notes...    1.235      6.2         12.1                                                             18.3
Purchases of stock for
  treasury.......................                                                                                (29.8)     (29.8)
Dividends (per share -- $1.10)...                                        (81.2)                                             (81.2)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1998........  111.525    557.7        883.5        (120.4)          (15.1)        (2.7)     (65.6)   1,237.4
Net income.......................                                        169.6                                              169.6
Other comprehensive income:
  Unrealized translation
    adjustments net of
    reclassification adjustments
    for loss included in net
    income of $0.6...............                                                        (26.6)                             (26.6)
  Minimum pension liability
    adjustment...................                                                         (2.5)                              (2.5)
                                                                                                                          -------
TOTAL COMPREHENSIVE INCOME.......                                                                                           140.5
Employee award programs..........    0.540      2.6         12.3                                        1.5        0.7       17.1
Purchases of stock for
  treasury.......................                                                                                 (0.3)      (0.3)
Dividends (per share -- $1.10)...                                       (101.5)                                            (101.5)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1999........  112.065   $560.3   $    895.8   $     (52.3)  $       (44.2)  $     (1.2)  $  (65.2)  $1,293.2
=================================================================================================================================

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(A) COLTEC MERGER

On July 12, 1999, the Company completed its merger with Coltec Industries Inc ("Coltec"). The merger has been accounted for as a pooling-of-interests. Accordingly, all prior period consolidated financial statements have been restated to include the results of operations, financial position and cash flows of Coltec as though Coltec had always been a part of BFGoodrich. As such, results for the three years ended December 31, 1999, 1998 and 1997 represent the combined results of BFGoodrich and Coltec.

As a result of the merger, Coltec became a wholly-owned subsidiary of the Company. In accordance with the terms of the merger agreement, each share of Coltec common stock was converted into the right to receive 0.56 shares of BFGoodrich common stock, totaling 35.5 million shares of BFGoodrich common stock.

In addition, the Company issued options to purchase 3.0 million shares of BFGoodrich common stock in exchange for options to purchase Coltec common stock outstanding immediately prior to the merger. These options vest and become exercisable in accordance with the terms and conditions of the original Coltec options. Also, the holders of the 5 1/4% Convertible Preferred Securities issued by Coltec Capital Trust, received the right to convert each such convertible preferred security into 0.955248 of a share of BFGoodrich common stock, subject to certain adjustments.

The following table presents sales, income from continuing operations and net income for the previously separate companies and the combined amounts presented within the income statement for the six months ended June 30, 1999 and the years ended December 31, 1998 and 1997. The conforming accounting adjustments conform Coltec's accounting policies to BFGoodrich's accounting policies, the more significant of which include: (1) Coltec's landing gear business was changed from percentage of completion contract accounting to accrual accounting; (2) non-recurring engineering costs that were capitalized are now expensed unless they are contractually recoverable from the customer; and (3) Coltec's SFAS 106 transition obligation that was previously deferred and being amortized to income over twenty years has now been recognized immediately upon initial adoption of SFAS 106.

                             SIX MONTHS     Year Ended     Year Ended
                                  ENDED   December 31,   December 31,
(DOLLARS IN MILLIONS)     JUNE 30, 1999           1998           1997
---------------------------------------------------------------------
Sales:
  BFGoodrich............  $     2,117.3   $    3,950.8   $    3,373.0
  Coltec................          757.9        1,504.0        1,314.9
---------------------------------------------------------------------
  Combined..............  $     2,875.2   $    5,454.8   $    4,687.9
=====================================================================
Income from continuing
  operations:
  BFGoodrich............  $       110.9   $      228.1   $      113.2
  Coltec................           63.3          122.3           94.9
  Conforming accounting
    adjustments.........           (0.1)           9.2          (13.1)
---------------------------------------------------------------------
  Combined..............  $       174.1   $      359.6   $      195.0
=====================================================================
Net Income:
  BFGoodrich............  $       110.9   $      226.5   $      178.2
  Coltec................           63.3          118.0           94.9
  Conforming accounting
    adjustments.........           (0.1)           9.2          (13.1)
---------------------------------------------------------------------
  Combined..............  $       174.1   $      353.7   $      260.0
=====================================================================

The conforming accounting adjustments have also resulted in the following changes applicable to the Coltec balance sheet accounts: a decrease in inventories, income taxes payable and income retained in the business and an increase in postretirement benefits other than pensions and accrued expenses.

(B) SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The Consolidated Financial Statements reflect the accounts of The BFGoodrich Company and its majority-owned subsidiaries ("the Company" or "BFGoodrich"). Investments in 20- to 50-percent-owned affiliates and majority-owned companies in which investment is considered temporary are accounted for using the equity method. Equity in earnings (losses) from these businesses is included in Other income (expense) -- net. Intercompany accounts and transactions are eliminated.

CASH EQUIVALENTS Cash equivalents consist of highly liquid investments with a maturity of three months or less at the time of purchase.

SALE OF ACCOUNTS RECEIVABLE The Company accounts for the sale of receivables in accordance with SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Trade accounts receivable sold are removed from the balance sheet at the time of transfer.

INVENTORIES Inventories other than inventoried costs relating to long-term contracts are stated at the lower of cost or market. Certain domestic inventories are valued by the last-in, first-out (LIFO) cost method. Inventories not valued by the LIFO method are valued principally by the average cost method.

Inventoried costs on long-term contracts include certain preproduction costs, consisting primarily of tooling and design costs and production costs, including applicable overhead. The costs attributed to units delivered under long-term commercial contracts are based on the estimated average cost of all units expected to be produced and are determined under the learning curve concept, which anticipates a predictable decrease in unit costs as tasks and production techniques become more efficient through repetition. This usually results in an increase in inventory (referred to as "excess-over average") during the early years of a contract.

If in-process inventory plus estimated costs to complete a specific contract exceeds the anticipated remaining sales value of such contract, such excess is charged to current earnings, thus reducing inventory to estimated realizable value.

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

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired businesses and is being amortized by the straight-line method, in most cases over 20 to 40 years. The weighted average number of years over which goodwill is being amortized is 25 years. Goodwill amortization is recorded in cost of sales.

Identifiable intangible assets are recorded at cost, or when acquired as a part of a business combination, at estimated fair value. These assets include patents and other technology agreements, trademarks, licenses and non-compete agreements. They are amortized using the straight-line method over estimated useful lives of 5 to 25 years.

Impairment of long-lived assets and related goodwill is recognized when events or changes in circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be recoverable and the Company's estimate of undiscounted cash flows over the assets remaining estimated useful life are less than the assets carrying value. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset.

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

FINANCIAL INSTRUMENTS The Company's financial instruments recorded on the balance sheet include cash and cash equivalents, accounts and notes receivable, accounts payable and debt. Because of their short maturity, the carrying amount of cash and cash equivalents, accounts and notes receivable, accounts payable and short-term bank debt approximates fair value. Fair value of long-term investments is based on quoted market prices. Fair value of long-term debt is based on quoted market prices or on rates available to the Company for debt with similar terms and maturities.

Off balance sheet derivative financial instruments at December 31, 1999, include interest rate swap agreements, foreign currency forward contracts and foreign currency swap agreements. All derivatives are entered into with major commercial banks that have high credit ratings. Interest rate swap agreements are used by the Company, from time to time, to manage interest rate risk on its floating and fixed rate debt portfolio and its floating rate agreement to sell accounts receivable on a revolving basis (See Note F). The cost of interest rate swaps is recorded as part of interest expense and accrued expenses. Fair value of these instruments is based on estimated current settlement cost.

The Company utilizes forward exchange contracts (principally against the Canadian dollar, British pound, Euro and U.S. dollar) to hedge U.S. dollar-denominated sales of certain Canadian subsidiaries, the net receivable/payable position arising from trade sales and purchases and intercompany transactions by its European businesses. Foreign currency forward contracts reduce the Company's exposure to the risk that the eventual net cash inflows and outflows resulting from the sale of products and purchases from suppliers denominated in a currency other than the functional currency of the respective businesses will be adversely affected by changes in exchange rates. Foreign currency gains and losses under the above arrangements are not deferred and are reported as part of cost of sales and accrued expenses. From time to time, the Company uses foreign currency forward contracts to hedge purchases of capital equipment. Foreign currency gains and losses for such purchases are deferred as part of the basis of the asset.

The Company also enters into foreign currency swap agreements (principally for the British pound, Euro and U.S. dollar) to eliminate foreign exchange risk on intercompany loans between the Company's European businesses.

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

EARNINGS PER SHARE Earnings per share is computed in accordance with SFAS No. 128, "Earnings per Share."

RESEARCH AND DEVELOPMENT EXPENSE The Company performs research and development under Company-funded programs for commercial products, and under contracts with others. Research and development under contracts with others is performed by the Aerospace Segment for military and commercial products. Total research and development expenditures from continuing operations in 1999, 1998 and 1997 were $238.0 million, $240.6 million and $187.7 million, respectively. Of these amounts, $43.7 million, $63.1 million and $39.4 million, respectively, were funded by customers.

RECLASSIFICATIONS Certain amounts in prior year financial statements have been reclassified to conform to the current year presentation.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", which, as amended by FASB Statement No. 137, is required to be adopted in years beginning after June 15, 2000. The Statement permits early adoptions as of the beginning of any fiscal quarter after its issuance. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

The Company has not yet determined what the effect of Statement No. 133 will be on its earnings and financial position. However, the Statement could increase volatility in earnings and comprehensive income.

In September 1999, the EITF reached a consensus on Issue 99-5, "Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements." The consensus requires design and development costs for products to be sold under long-term supply arrangements incurred subsequent to December 31, 1999, to be expensed as incurred unless contractually recoverable. The consensus did not have an impact on the Company's results or financial position.

(C)  ACQUISITIONS AND DISPOSITIONS

ACQUISITIONS

POOLING-OF-INTERESTS

COLTEC As noted above, on July 12, 1999, the Company completed its merger with Coltec. The merger has been accounted for as a pooling-of-interests. Accordingly, all prior period consolidated financial statements have been restated to include the results of operations, financial position and cash flows of Coltec as though Coltec had always been a part of BFGoodrich. As such, results for the three years ended December 31, 1999, 1998 and 1997 represent the combined results of BFGoodrich and Coltec.

ROHR On December 22, 1997, BFGoodrich completed a merger with Rohr, Inc. by exchanging 18.6 million shares of BFGoodrich common stock for all of the common stock of Rohr. Each share of Rohr common stock was exchanged for .7 of one share of BFGoodrich common stock. The merger was accounted for as a pooling of interests, and all prior period financial statements were restated to include the financial information of Rohr as though Rohr had always been a part of BFGoodrich. Prior to the merger, Rohr's fiscal year ended on July 31. For purposes of the combination, Rohr's financial results for its fiscal year ended July 31, 1997, were restated to the year ended December 31, 1997, to conform with BFGoodrich's calendar year end.

PURCHASES

The following acquisitions were recorded using the purchase method of accounting. Their results of operations have been included in the Company's results since their respective dates of acquisition.

During 1999, the Company acquired a manufacturer of spacecraft attitude determination and control systems and sensor and imaging instruments; the remaining 50 percent interest in a joint venture, located in Singapore, that overhauls and repairs thrust reversers, nacelles and nacelle components; an ejection seat business; a textile coatings business; and a manufacturer and developer of micro-electromechanical systems, which integrate electrical and mechanical components to form "smart" sensing and control devises. Total consideration aggregated $76.1 million, of which $69.4 million represented goodwill.

The purchase agreements for the manufacturer and developer of micro-electromechanical systems provides for additional consideration to be paid over the next six years based on a percentage of net sales. The additional consideration for the first five years, however, is guaranteed not to be less than $3.5 million. As the $3.5 million of additional consideration is not contingent on future events, it has been included in the purchase price and allocated to the net assets acquired. All additional contingent amounts payable under the purchase agreement will be recorded as additional purchase price when earned and amortized over the remaining useful life of the goodwill.

During 1998, the Company acquired a global manufacturer of specialty and fine chemicals; a manufacturer of flexible graphite and polytetrafluoroethylene ("PTFE") products; a business that manufactures, machines and distributes PTFE products; and another business that reprocesses PTFE compounds. The Company also acquired a manufacturer of sealing products; a small manufacturer of textile chemicals used for fabric preparation and finishing; the remaining 20 percent not previously owned of a subsidiary that produces self-lubricating bearings; and a small manufacturer of energetic materials systems during 1998. Total consideration aggregated $521.5 million, of which $308.7 million represented goodwill.

During 1997, the Company acquired seven businesses for cash consideration of $194.1 million in the aggregate, which included $84.4 million of goodwill. One of the acquired businesses is a manufacturer of data acquisition systems for satellites and other aerospace applications. A second business manufactures diverse aerospace products for commercial and military applications. A third business is a manufacturer of dyes, chemical additives and durable press resins for the textiles industry. A fourth business manufactures thermoplastic polyurethane and is located in the United Kingdom. A fifth business manufactures flight attendant and cockpit seats and the sixth business is a sheet rubber and conveyer belt business. The remaining acquisition is a small specialty chemicals business.

The purchase agreement for the flight attendant and cockpit seat business includes contingent payments based on earnings levels for the years ended December 31, 1997-2000. These contingent payments will be recorded as additional purchase price consideration when made and will be amortized over the remaining life of the goodwill.

The impact of these acquisitions was not material in relation to the Company's results of operations. Consequently, pro forma information is not presented.

DISPOSITIONS

During 1999, the Company sold all or a portion of its interest in four businesses, resulting in a pre-tax gain of $9.8 million, which has been reported in other income (expense) net.

In May 1998, the Company sold the capital stock of its Holley Performance Products subsidiary for $100 million in cash. The pre-tax gain of $58.3 million, net of liabilities retained, has been recorded within other income (expense), net. The proceeds from this divestiture were applied toward reducing debt. In 1997, Holley had gross revenues and operating income of approximately $99.0 million and $8.0 million, respectively.

During 1997, the Company completed the sale of its Engine Electrical Systems Division, which was part of the Sensors and Integrated Systems Group in the Aerospace segment. The Company received cash proceeds of $72.5 million which resulted in a pretax gain of $26.4 million reported within other income (expense) net.

For dispositions accounted for as discontinued operations during 1998 and 1997 refer to Note T to the Consolidated Financial Statements.

(D)  MERGER RELATED AND CONSOLIDATION COSTS

The Company has incurred $269.4 million of merger related and consolidation costs in 1999, $215.6 million of which were related to the Coltec merger. Merger related and consolidation reserves at December 31, 1999, as well as activity during the year, consisted of:

                                                                   Balance                                Balance
                                                              December 31,                 Reserve   December 31,
(dollars in millions)                                                 1998   Provision   Reduction           1999
-----------------------------------------------------------------------------------------------------------------
Personnel related costs.....................................  $         --   $   162.3   $  (121.0)  $       41.3
Transaction costs...........................................            --        79.2       (77.2)           2.0
Consolidation...............................................            --        27.9       (20.0)           7.9
-----------------------------------------------------------------------------------------------------------------
                                                              $         --   $   269.4   $  (218.2)  $       51.2
=================================================================================================================

During 1999, the Company recorded merger related and consolidation costs of $269.4 million, of which $12.3 million represents non-cash asset impairment charges. These costs related primarily to personnel related costs, transaction costs and consolidation costs. The merger related and consolidation reserves were reduced by $218.2 million during the year, of which $207.1 million represented cash payments.

Personnel related costs include severance, change in control and relocation costs. Personnel related costs associated with the Coltec merger were $120.8 million, consisting of $61.8 million incurred under change in control provisions in employment agreements, $53.4 million in employee severance costs and $5.6 million of relocation costs. Personnel related costs also include employee severance costs of $26.5 million for reductions in Performance Materials (approximately 265 positions), $2.1 million for reductions in Engineered Industrial Products (approximately 125 positions), $7.3 million for reductions in Aerospace (approximately 400 positions) and $5.6 million for reductions in the Company's Advanced Technology Group (approximately 15 positions).

Transaction costs were associated with the Coltec merger and include investment banking fees, accounting fees, legal fees, litigation settlement costs, registration and listing fees and other transaction costs.

Consolidation costs include facility consolidation costs and asset impairment charges. Consolidation costs associated with the Coltec merger were $15.6 million, consisting primarily of $6.6 million non-cash impairment charge for the former BFGoodrich and Aerospace headquarters buildings in Ohio and $3.7 million related to realignment activities at Landing Gear facilities. Consolidation costs also included a $2.9 million non-cash charge related to the write-off of the Company's investment in a research and development joint venture and $2.0 million, $1.7 million and $5.7 million related to realignment activities at Performance Materials, Engineered Industrial Products and Aerospace, respectively.

The Aerostructures Group's fourth quarter special charge in 1998 of $10.5 million before tax ($6.5 million after tax, or $.06 per share), relates to costs associated with the closure of three facilities and an asset impairment charge. The charge includes $4.0 million for employee termination benefits; $1.8 million related to writing down the carrying value of the three facilities to their fair value less cost to sell and $4.7 million for an asset impairment related to an assembly-service facility in Hamburg, Germany.

The employee termination benefits primarily represents severance payments that were made to approximately 700 employees (approximately 600 wage and 100 salaried).

The shutdowns affected a composite bonding facility in Hagerstown, Maryland and two assembly sites in Heber Springs and Sheridan, Arkansas. Production work performed at these facilities has been absorbed by the Aerostructures Group's remaining facilities.

During 1997, the Company recorded merger-related and consolidation costs of $77.0 million before tax ($69.5 million after tax, or $0.62 per diluted share) in connection with the Rohr merger, substantially all of which was paid in 1998. In addition to the $77.0 million recorded as merger-related and consolidation costs, the Company also recorded $28.0 million of debt extinguishment costs ($16.7 million after tax, or $0.15 per diluted share) related to the Rohr merger which were reported as an extraordinary item.

Also during 1997, the Company reversed a $10.0 million accrual related to a 1995 Aerospace charge primarily related to the closure of a facility in Canada. During the same year, the Company's Engineered Industrial Products segment recorded a $10.0 million charge. This special charge included the costs of closing its FMD Electronics operations in Roscoe, Illinois and its Ortman Fluid Power operations in Hammond, Indiana. The special charge also included the costs to restructure the segment's businesses in Canada and Germany and certain termination costs related to the relocation of the Delavan Commercial Spray Technologies headquarters to North Carolina. The third quarter 1997 charge included costs resulting from cancellation of contractual obligations, asset writedowns, severance and employee-related costs and other costs to shut down these facilities that will not benefit future operations.

(E) EARNINGS PER SHARE

The computation of basic and diluted earnings per share for income from continuing operations is as follows:

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)    1999     1998     1997
-----------------------------------------------------------------
Numerator:
  Numerator for basic earnings per
    share -- income from continuing
      operations......................   $169.6   $359.6   $195.0
Effect of dilutive securities:
    7.75% Convertible Notes...........       --      4.5       .9
-----------------------------------------------------------------
  Numerator for diluted earnings per
    share -- income from continuing
      operations available to common
        stockholders after assumed
          conversions.................   $169.6   $364.1   $195.9
=================================================================
Denominator:
  Denominator for basic earnings per
    share -- weighted-average shares...   110.0    110.2    107.9
Effect of dilutive securities:
  Stock options, warrants and
    restricted stock issued...........      0.7      1.1      2.2
  Contingent shares...................       --       .1       .7
  7.75% Convertible Notes.............       --       .5      1.3
  Convertible preferred securities....       --      2.0       --
-----------------------------------------------------------------
Dilutive potential common shares......      0.7      3.7      4.2
-----------------------------------------------------------------
  Denominator for diluted earnings per
    share -- adjusted weighted-average
      shares and assumed conversions...   110.7    113.9    112.1
=================================================================
Per share income from continuing
  operations:
  Basic...............................   $ 1.54   $ 3.26   $ 1.81
=================================================================
  Diluted.............................   $ 1.53   $ 3.19   $ 1.75
=================================================================

The computation of diluted earnings per share in 1999 excludes the effects of the assumed exercise of approximately 4.2 million stock options and 2.9 million potential common shares for assumed conversions of convertible preferred securities because the effect would be anti-dilutive.

(F) SALE OF ACCOUNTS RECEIVABLE

The Company has entered into agreements to sell certain trade accounts receivable, up to a maximum of $100.5 million and $95.0 million at December 31, 1999 and 1998, respectively. At December 31, 1999 and December 31, 1998, $96.0 million and $95.0 million, respectively, of the Company's receivables were sold under these agreements and the sale was reflected as a reduction of accounts receivable in the 1999 and 1998 balance sheet. The receivables were sold at a discount, which was included in interest expense in the 1999 and 1998 income statement.

(G) INVENTORIES

Inventories consist of the following:

(IN MILLIONS)                                1999       1998
--------------------------------------------------------------
FIFO or average cost (which approximates
  current costs):
    Finished products....................  $  289.1   $  289.9
    In process...........................     608.4      587.2
    Raw materials and supplies...........     257.5      229.0
--------------------------------------------------------------
                                            1,155.0    1,106.1
  Reserve to reduce certain inventories
    to LIFO basis........................     (70.8)     (73.4)
  Progress payments and advances.........     (83.6)     (65.0)
--------------------------------------------------------------
        TOTAL............................  $1,000.6   $  967.7
==============================================================

Approximately 33 and 31 percent of inventory was valued by the LIFO method in 1999 and 1998, respectively.

In-process inventories as of December 31, 1999, which include significant deferred costs for long-term contracts accounted for under contract accounting, are summarized by contract as follows (in millions, except quantities which are number of aircraft):

                                        Aircraft Order Status(1)            Company Order Status
                                      Delivered      Un-       Un-                               (3)Firm
                                             To   filled    filled   (2)Contract               Un-filled    (4)Year      Pro-
Contract                               Airlines   Orders   Options      Quantity   Delivered      Orders   Complete   duction
-----------------------------------------------------------------------------------------------------------------------------
737-700.............................        425      794     1,062        1,000          486         514       2002   $   5.6
717-200.............................          9      109       100          350           16          68       2007      13.4
Others..............................                                                                                     97.3
-----------------------------------------------------------------------------------------------------------------------------
In-process inventory related to
  long-term contracts...............                                                                                  $ 116.3
In-process inventory not related to
  long-term contracts...............
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999........
=============================================================================================================================

                                         In-Process Inventory
                                         Pre-   Excess-
                                         Pro-     Over-
Contract                              duction   Average    Total
------------------------------------  --------------------------
737-700.............................  $    --   $   1.1   $  6.7
717-200.............................     84.9      53.9    152.2
Others..............................      7.4       1.0    105.7
----------------------------------------------------------------
In-process inventory related to
  long-term contracts...............  $  92.3   $  56.0    264.6
In-process inventory not related to
  long-term contracts...............                       343.8
----------------------------------------------------------------
Balance at December 31, 1999........                      $608.4
================================================================

(1) Represents the aircraft order status as reported by Case and/or other sources the Company believes to be reliable for the related aircraft and engine option. The Company's orders frequently are less than the announced orders shown above.

(2) Represents the number of aircraft used to obtain average unit cost.

(3) Represents the number of aircraft for which the Company has firm unfilled orders.

(4) The year presented represents the year in which the final production units included in the contract quantity are expected to be delivered. The contract may continue in effect beyond this date.

In-process inventories include significant deferred costs related to production, pre-production and excess-over-average costs for long-term contracts. The Company has pre-production inventory of $84.9 million related to design and development costs on the 717-200 program at December 31, 1999. In addition, the Company has excess-over-average inventory of $53.9 million related to costs associated with the production of the flight test inventory and the first production units on this program. The aircraft was certified by the FAA on September 1, 1999, and Boeing is actively marketing the plane. Recovery of these costs will depend on the ultimate number of aircraft delivered and successfully achieving the Company's cost projections in future years.

(H)  FINANCING ARRANGEMENTS

SHORT-TERM BANK DEBT At December 31, 1999 the Company had separate committed revolving credit agreements with certain banks providing for domestic lines of credit aggregating $600.0 million, an increase of $300.0 million from the prior year. Lines of credit totaling $300.0 million were amended in 1999 to extend the expiration date to February 18, 2004. During 1999, the Company entered into $300.0 million of 364-day agreements that expire on March 13, 2000. The Company has renewed these lines of credit prior to this expiration date. Borrowings under these agreements bear interest, at the Company's option, at rates tied to the banks' certificate of deposit, Eurodollar or prime rates. Under the agreements expiring in 2004, the Company is required to pay a facility fee of
10.5 basis points per annum on the total $300.0 million committed line. According to the 364-day agreements, the Company is required to pay a facility fee of 9 basis points per annum on the total $300.0 million committed line. If the amount outstanding on any bank's line of credit exceeds fifty percent of the applicable commitment, a usage fee of 10 basis points per annum on the loan outstanding is payable by the Company. At December 31, 1999 no amounts were outstanding pursuant to these agreements.

In addition, the Company had available formal foreign lines of credit and overdraft facilities, including a committed European revolver, of $236.5 million at December 31, 1999, of which $84.3 million was available.

The Company also maintains uncommitted domestic money market facilities with various banks aggregating $367.5 million, of which $266.3 million of these lines were unused and available at December 31, 1999. Weighted-average interest rates on outstanding short-term borrowings were 6.2 percent, 5.2 percent and 6.4 percent at December 31, 1999, 1998 and 1997, respectively. Weighted-average interest rates on short-term borrowings were 5.2 percent, 5.6 percent and 5.0 percent during 1999, 1998 and 1997, respectively.

LONG-TERM DEBT At December 31, 1999 and 1998, long-term debt and capital lease obligations payable after one year consisted of:

(IN MILLIONS)                                  1999       1998
--------------------------------------------------------------
Revolving credit facility................  $     --   $  239.5
9.75% senior notes, maturing in 2000.....        --        7.4
9.625% Notes, maturing in 2001...........     175.0      175.0
MTN notes payable........................     699.0      699.0
European revolver........................      23.1       26.8
IDRBs, maturing in 2023, 6.0%............      60.0       60.0
7.5% senior notes, maturing in 2008......     300.0      300.0
6.6% senior notes, maturing in 2009......     200.0         --
Other debt, maturing to 2015 (interest
  rates from 3.0% to 11.625%)............      52.9       58.6
--------------------------------------------------------------
                                            1,510.0    1,566.3
Capital lease obligations (Note I).......       6.9        6.4
--------------------------------------------------------------
    TOTAL................................  $1,516.9   $1,572.7
==============================================================


REVOLVING CREDIT FACILITY During 1999, the Company terminated its revolving credit facility subsequent to the consummation of the merger with Coltec. The revolving credit facility provided a total commitment of up to $600 million, of which up to $125.0 million could be issued for letters of credit. The weighted-average interest rates on Credit Agreement borrowings was 6.5 percent and 6.7 percent during 1998 and 1997, respectively.

SENIOR NOTES In 1999, the Company issued $200.0 million of 6.6 percent senior notes due in 2009. The Company entered into a fixed-to-floating interest rate swap to manage the Company's interest rate exposure. The settlement and maturity dates on the swap are the same as those on the notes. The Company may redeem all or a portion of the notes at any time prior to maturity.

In 1998, the Company purchased in the open market $5.0 million of the 9.75 percent senior notes, which were repaid on November 1, 1999. The 9.75 percent notes due 2000 are redeemable at maturity on April 1, 2000. In April 1998, the Company privately placed, with institutional investors, $300.0 million principal amount of 7.5 percent senior notes due 2008, which are redeemable at a premium prior to maturity on April 15, 2008.

MTN NOTES PAYABLE The Company has periodically issued long-term debt securities in the public markets through a medium term note program (referred to as the MTN program), which commenced in 1995. MTN notes outstanding at December 31, 1999, consist entirely of fixed-rate non-callable debt securities. In 1998, the Company issued $100.0 million of 6.45 percent MTN notes due in 2008, $130.0 million of 6.8 percent MTN notes due in 2018 and $200.0 million of 7.0 percent notes due in 2038, primarily for the financing of acquisitions (see Note C). All other MTN notes outstanding were issued during 1995, 1996 and 1997, with interest rates ranging from 7.2 percent to 8.7 percent and maturity dates ranging from 2025 to 2046.

EUROPEAN REVOLVER The Company has a $125.0 million committed multi-currency revolving credit facility with various international banks, expiring in the year 2003. The Company uses this facility for short and long-term, local currency financing to support the growth of its European operations. At December 31, 1999, the Company's long-term borrowings under this facility were $23.1 million denominated in Spanish pesetas at a floating rate that is tied to Spanish LIBOR (3.6 percent at December 31, 1999). The Company has effectively converted the $23.1 million long-term borrowing into fixed rate debt with an interest rate swap.

IDRBS The industrial development revenue bonds maturing in 2023 were issued to finance the construction of a hangar facility in 1993. Property acquired through the issuance of these bonds secures the repayment of the bonds.

Aggregate maturities of long-term debt, exclusive of capital lease obligations, during the five years subsequent to December 31, 1999, are as follows (in millions): 2000 -- $12.8; 2001 -- $202.1; 2002 -- $3.8; 2003 -- $1.9 and
2004 -- $0.9.

The Company's debt agreements contain various restrictive covenants that, among other things, place limitations on the payment of cash dividends and the repurchase of the Company's capital stock. Under the most restrictive of these agreements, $422.9 million of income retained in the business and additional capital was free from such limitations at December 31, 1999.

(I)  LEASE COMMITMENTS

The Company leases certain of its office and manufacturing facilities as well as machinery and equipment under various leasing arrangements. The future minimum lease payments from continuing operations, by year and in the aggregate, under capital leases and under noncancelable operating leases with initial or remaining noncancelable lease terms in excess of one year, consisted of the following at December 31, 1999:

                                                  Noncancelable
                                        Capital       Operating
(in millions)                            Leases          Leases
---------------------------------------------------------------
2000..................................  $  2.8            $40.1
2001..................................     2.5             34.6
2002..................................     2.2             26.4
2003..................................     2.0             18.3
2004..................................     1.4             14.1
Thereafter............................     0.4             35.3
---------------------------------------------------------------
Total minimum payments................    11.3           $168.8
                                                  =============
Amounts representing interest.........    (2.7)
-----------------------------------------------
Present value of net minimum lease
  payments............................     8.6
Current portion of capital lease
  obligations.........................    (1.7)
-----------------------------------------------
        TOTAL.........................  $  6.9
===============================================

Net rent expense from continuing operations consisted of the following:

(IN MILLIONS)                             1999    1998    1997
---------------------------------------------------------------
Minimum rentals.........................  $51.6   $45.9   $37.2
Contingent rentals......................     --     0.3     3.9
Sublease rentals........................   (0.2)   (0.1)   (0.1)
---------------------------------------------------------------
        TOTAL...........................  $51.4   $46.1   $41.0
===============================================================

(J)  PENSIONS AND POSTRETIREMENT BENEFITS

The Company has several noncontributory defined benefit pension plans covering eligible employees. Plans covering salaried employees generally provide benefit payments using a formula that is based on an employee's compensation and length of service. Plans covering hourly employees generally provide benefit payments of stated amounts for each year of service.

The Company also sponsors several unfunded defined benefit postretirement plans that provide certain health-care and life insurance benefits to eligible employees. The health-care plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. The life insurance plans are generally noncontributory.

The Company's general funding policy for pension plans is to contribute amounts at least sufficient to satisfy regulatory funding standards. The Company's qualified pension plans were fully funded on an accumulated benefit obligation basis at December 31, 1999 and 1998. Assets for these plans consist principally of corporate and government obligations and commingled funds invested in equities, debt and real estate. At December 31, 1999, the pension plans held 2.8 million shares of the Company's common stock with a fair value of $75.9 million.

Amortization of unrecognized transition assets and liabilities, prior service cost and gains and losses (if applicable) are recorded using the straight-line method over the average remaining service period of active employees, or approximately 12 years.

The following table sets forth the status of the Company's defined benefit pension plans and defined benefit postretirement plans as of December 31, 1999 and 1998, and the amounts recorded in the Consolidated Balance Sheet at these dates.

                                                               Pension Benefits       Other Benefits
(IN MILLIONS)                                                     1999       1998       1999      1998
------------------------------------------------------------------------------------------------------
CHANGE IN PROJECTED
  BENEFIT OBLIGATIONS
  Projected benefit obligation at beginning of year.........  $2,081.7   $1,999.6   $  345.7   $ 348.9
  Service cost..............................................      38.6       32.5        3.4       3.0
  Interest cost.............................................     142.9      141.5       22.9      23.1
  Amendments................................................      24.6       20.9        3.6      (1.2)
  Actuarial (gains) losses..................................    (174.6)      60.2       (1.9)     (0.1)
  Acquisitions..............................................        --        4.6         --       0.9
  Benefits paid.............................................    (162.8)    (177.6)     (33.6)    (28.9)
------------------------------------------------------------------------------------------------------
  Projected benefit obligation at end of year...............  $1,950.4   $2,081.7   $  340.1   $ 345.7
------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
  Fair value of plan assets at beginning of year............  $2,185.0   $2,036.4   $     --   $    --
  Actual return on plan assets..............................     214.8      261.2         --        --
  Acquisitions..............................................        --        4.6         --        --
  Company contributions.....................................       9.4       60.4       33.6      28.9
  Benefits paid.............................................    (162.8)    (177.6)     (33.6)    (28.9)
------------------------------------------------------------------------------------------------------
  Fair value of plan assets at end of year..................  $2,246.4   $2,185.0   $     --   $    --
------------------------------------------------------------------------------------------------------
FUNDED STATUS (UNDERFUNDED)
  Funded status.............................................  $  296.0   $  103.3   $ (340.1)  $(345.7)
  Unrecognized net actuarial loss...........................    (229.6)     (31.8)     (34.3)    (33.2)
  Unrecognized prior service cost...........................      86.9       73.7       (4.6)     (9.6)
  Unrecognized net transition obligation....................       7.8        9.3         --        --
------------------------------------------------------------------------------------------------------
  Prepaid (accrued) benefit cost............................  $  161.1   $  154.5   $ (379.0)  $(388.5)
======================================================================================================
AMOUNTS RECOGNIZED IN THE
  STATEMENT OF FINANCIAL
  POSITION CONSIST OF:
  Prepaid benefit cost......................................  $  231.1   $  179.0   $     --   $    --
  Intangible asset..........................................       4.2        6.3         --        --
  Accumulated other comprehensive income....................       6.7        6.4         --        --
  Accrued benefit liability.................................     (80.9)     (37.2)    (379.0)   (388.5)
------------------------------------------------------------------------------------------------------
  NET AMOUNT RECOGNIZED.....................................  $  161.1   $  154.5   $ (379.0)  $(388.5)
======================================================================================================
WEIGHTED-AVERAGE ASSUMPTIONS
  AS OF DECEMBER 31
  Discount rate.............................................      8.00%      7.00%      8.00%     7.00%
  Expected return on plan assets............................      9.25%      9.00%        --        --
  Rate of compensation increase.............................      4.00%      3.50%        --        --

For measurement purposes, a 7.5 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually to 5.0 percent for 2005 and remain at that level thereafter.

For Coltec plans, the assumptions were comparable to the BFGoodrich assumptions, except for the rate of compensation increase (4.75 percent) and the rate of increase in the per capita cost of covered health care (7.75 percent assumed to decrease gradually to 5.25 percent by 2005).

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $95.4 million, $81.8 million and $11.1 million, respectively, as of December 31, 1999 and $92.5 million, $79.1 million and $10.0 million, respectively, as of December 31, 1998. These amounts are included in the above table.

                                                                   Pension Benefits            Other Benefits
(IN MILLIONS)                                                    1999      1998      1997    1999    1998    1997
-----------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET
  PERIODIC BENEFIT COST (INCOME):
  Service cost..............................................  $  38.6   $  32.5   $  29.4   $ 3.4   $ 3.0   $ 2.4
  Interest cost.............................................    143.2     141.7     141.6    22.9    23.1    25.1
  Expected return on plan assets............................   (193.9)   (190.6)   (207.9)     --      --      --
  Amortization of prior service cost........................     11.0      26.5      54.6    (1.2)   (0.5)   (1.4)
  Amortization of transition obligation.....................      0.9       0.1       0.3      --      --      --
  Recognized net actuarial (gain) loss......................     (4.9)      5.8       5.5    (0.9)   (1.3)   (1.0)
-----------------------------------------------------------------------------------------------------------------
  Benefit cost (income).....................................     (5.1)     16.0      23.5    24.2    24.3    25.1
  Settlements and curtailments (gain)/loss..................      0.1      (7.8)      6.6      --      --    (2.5)
-----------------------------------------------------------------------------------------------------------------
                                                              $  (5.0)  $   8.2   $  30.1   $24.2   $24.3   $22.6
=================================================================================================================

The table below quantifies the impact of a one percentage point change in the assumed health care cost trend rate.

                                    1 Percentage   1 Percentage
                                           Point          Point
(IN MILLIONS)                           Increase       Decrease
---------------------------------------------------------------
Effect on total of service and
  interest cost components in
  1999............................  $        1.7   $        1.5
Effect on postretirement benefit
  obligation as of December 31,
  1999............................  $       21.0   $       18.3

The Company also maintains voluntary retirement savings plans for salaried and wage employees. Under provisions of these plans, eligible employees can receive Company matching contributions on up to the first 6 percent of their eligible earnings. For 1999, 1998 and 1997, Company contributions amounted to $36.0 million, $33.3 million and $32.1 million, respectively.

(K)  INCOME TAXES

Income from continuing operations before income taxes and Trust distributions as shown in the Consolidated Statement of Income consists of the following:

(IN MILLIONS)                            1999     1998     1997
---------------------------------------------------------------
Domestic.............................  $269.2   $551.0   $311.7
Foreign..............................    65.3     43.2     32.0
---------------------------------------------------------------
    TOTAL............................  $334.5   $594.2   $343.7
===============================================================

A summary of income tax (expense) benefit from continuing operations in the Consolidated Statement of Income is as follows:

(IN MILLIONS)                           1999      1998      1997
----------------------------------------------------------------
Current:
  Federal..........................  $ (65.3)  $ (99.3)  $ (61.3)
  Foreign..........................    (11.5)    (13.6)    (12.7)
  State............................    (10.3)    (22.3)     (7.1)
----------------------------------------------------------------
                                       (87.1)   (135.2)    (81.1)
----------------------------------------------------------------
Deferred:
  Federal..........................    (48.3)    (75.4)    (49.0)
  Foreign..........................    (11.1)     (8.5)     (7.5)
  State............................       --       0.6      (0.6)
----------------------------------------------------------------
                                       (59.4)    (83.3)    (57.1)
----------------------------------------------------------------
    TOTAL..........................  $(146.5)  $(218.5)  $(138.2)
================================================================

Significant components of deferred income tax assets and liabilities at December 31, 1999 and 1998, are as follows:

(IN MILLIONS)                                    1999     1998
--------------------------------------------------------------
Deferred income tax assets:
  Accrual for postretirement benefits other
    than pensions............................  $135.8   $128.8
  Inventories................................    30.8     30.7
  Other nondeductible accruals...............    85.1     62.7
  Tax credit and net operating loss
    carryovers...............................    65.6     91.8
  Employee benefits plans....................     9.1     11.6
  Other......................................    71.1     60.7
--------------------------------------------------------------
    Total deferred income tax assets.........   397.5    386.3
--------------------------------------------------------------
Deferred income tax liabilities:
  Tax over book depreciation.................  (134.5)  (127.3)
  Tax over book intangible amortization......   (44.0)   (40.3)
  Pensions...................................   (41.0)   (41.0)
  Capital transactions, net..................   (62.7)   (61.8)
  Other......................................  (112.3)   (53.5)
--------------------------------------------------------------
    Total deferred income tax liabilities....  (394.5)  (323.9)
--------------------------------------------------------------
  NET DEFERRED INCOME TAXES..................  $  3.0   $ 62.4
==============================================================

Management has determined, based on the Company's history of prior earnings and its expectations for the future, that taxable income of the Company will more likely than not be sufficient to recognize fully these net deferred tax assets. In addition, management's analysis indicates that the turnaround periods for certain of these assets are for long periods of time or are indefinite. In particular, the turnaround of the largest deferred tax asset related to accounting for postretirement benefits other than pensions will occur over an extended period of time and, as a result, will be realized for tax purposes over those future periods. The tax credit and net operating loss carryovers, principally relating to Rohr, are primarily comprised of federal net operating loss carryovers of $155.6 million which expire in the years 2005 through 2013, and investment tax credit and other credits of $11.2 million which expire in the years 2003 through 2014. The remaining deferred tax assets and liabilities approximately match each other in terms of timing and amounts and should be realizable in the future, given the Company's operating history.

The effective income tax rate from continuing operations varied from the statutory federal income tax rate as follows:

                                           Percent of Pretax
                                                 Income
                                           1999   1998   1997
-------------------------------------------------------------
Statutory federal income tax rate........  35.0%  35.0%  35.0%
Amortization of nondeductible goodwill...  1.9    0.8     0.6
Difference in rates on consolidated
  foreign subsidiaries...................   --    0.5     0.8
State and local taxes, net of federal
  benefit................................  2.0    2.1     0.8
Tax exempt income from foreign sales
  corporation............................  (2.5)  (1.0)  (2.1)
Trust distributions......................  (1.9)  (0.5)  (1.1)
Merger-related costs.....................  6.7     --     5.9
Repatriation of non-U.S. earnings........  0.7    (0.3)  (0.3)
Other items..............................  1.9    0.2     0.6
-------------------------------------------------------------
Effective income tax rate................  43.8%  36.8%  40.2%
=============================================================

The Company has not provided for U.S. federal and foreign withholding taxes on $
255.8 million of foreign subsidiaries' undistributed earnings as of December 31, 1999, because such earnings are intended to be reinvested indefinitely. It is not practical to determine the amount of income tax liability that would result had such earnings actually been repatriated. On repatriation, certain foreign countries impose withholding taxes. The amount of withholding tax that would be payable on remittance of the entire amount of undistributed earnings would approximate $12.1 million.

(L) BUSINESS SEGMENT INFORMATION

The Company's operations are classified into three reportable business segments:
BFGoodrich Aerospace ("Aerospace"), BFGoodrich Engineered Industrial Products ("Engineered Industrial Products") and BFGoodrich Performance Materials ("Performance Materials"). The Company's three reportable business segments are managed separately based on fundamental differences in their operations.

Aerospace consists of four business groups: Aerostructures; Landing Systems; Sensors and Integrated Systems; and Maintenance, Repair and Overhaul. They serve commercial, military, regional, business and general aviation markets. Aerospace's major products are aircraft engine nacelle and pylon systems; aircraft landing gear and wheels and brakes; sensors and sensor-based systems; fuel measurement and management systems; flight attendant and cockpit seats; aircraft evacuation slides and rafts; ice protection systems, and collision warning systems. Aerospace also provides maintenance, repair and overhaul services on commercial airframes and components.

Engineered Industrial Products is a single business group. This group manufactures industrial seals; gaskets; packing products; self-lubricating bearings; diesel, gas and dual-fuel engines; air compressors; spray nozzles and vacuum pumps.

Performance Materials consists of three business groups: Textile and Coatings Solutions, Polymer Additives and Specialty Plastics, and Consumer Specialties. They serve various markets such as personal-care, pharmaceuticals, printing, textiles, industrial, construction and automotive. Performance Materials' major products are thermoplastic polyurethane; high-heat-resistant plastics; synthetic thickeners and emulsifiers; polymer emulsions, resins and additives, and textile thickeners, binders, emulsions and compounds.

The Company's business is conducted on a global basis with manufacturing, service and sales undertaken in various locations throughout the world. Aerospace's products and services and Engineered Industrial Products' and Performance Materials' products are principally sold to customers in North America and Europe.

Segment operating income is total segment revenue reduced by operating expenses identifiable with that business segment. Corporate includes general corporate administrative costs and Advanced Technology Group research expenses.

The Company evaluates performance and allocates resources based on operating income. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There are no intersegment sales.

(IN MILLIONS)                         1999       1998       1997
----------------------------------------------------------------
SALES
Aerospace.......................  $3,617.4   $3,479.3   $3,026.1
Engineered Industrial
  Products......................     702.4      779.9      757.1
Performance Materials...........   1,217.7    1,195.6      904.7
----------------------------------------------------------------
    TOTAL SALES.................  $5,537.5   $5,454.8   $4,687.9
================================================================
OPERATING INCOME
Aerospace.......................  $  558.7   $  500.0   $  325.8
Engineered Industrial
  Products......................     118.2      131.6      147.0
Performance Materials...........     150.4      145.8      128.2
----------------------------------------------------------------
                                     827.3      777.4      601.0
Corporate General and
  Administrative Expenses.......     (84.6)     (83.7)     (93.1)
Merger Related and Consolidation
  Costs.........................    (269.4)     (10.5)     (77.0)
----------------------------------------------------------------
    TOTAL OPERATING INCOME......  $  473.3   $  683.2   $  430.9
================================================================

(IN MILLIONS)                         1999       1998       1997
----------------------------------------------------------------
ASSETS
Aerospace.......................  $3,021.8   $2,844.9   $2,816.3
Engineered Industrial
  Products......................     390.3      404.0      320.6
Performance Materials...........   1,398.4    1,380.2      877.3
Corporate.......................     645.1      583.9      319.5
----------------------------------------------------------------
    TOTAL ASSETS................  $5,455.6   $5,213.0   $4,333.7
================================================================

CAPITAL EXPENDITURES
Aerospace.......................  $  139.6   $  157.9   $  128.8
Engineered Industrial
  Products......................      29.4       29.6       31.4
Performance Materials...........      70.8       70.6       73.2
Corporate.......................       6.5        3.9        7.7
----------------------------------------------------------------
    TOTAL CAPITAL
      EXPENDITURES..............  $  246.3   $  262.0   $  241.1
================================================================

DEPRECIATION AND AMORTIZATION
  EXPENSE
Aerospace.......................  $  117.3   $  106.6   $  101.3
Engineered Industrial
  Products......................      23.4       21.1       15.7
Performance Materials...........      85.1       75.3       48.2
Corporate.......................       4.8        7.2       12.0
----------------------------------------------------------------
    TOTAL DEPRECIATION AND
      AMORTIZATION..............  $  230.6   $  210.2   $  177.2
================================================================
GEOGRAPHIC AREAS
NET SALES
United States...................  $3,776.8   $3,795.4   $3,362.1
Canada..........................     221.8      240.5      171.0
Europe(1).......................   1,052.2      970.1      802.8
Other Foreign...................     486.7      448.8      352.0
----------------------------------------------------------------
    TOTAL.......................  $5,537.5   $5,454.8   $4,687.9
================================================================

(IN MILLIONS)                         1999       1998       1997
----------------------------------------------------------------
PROPERTY
United States...................  $1,362.7   $1,347.1    1,172.4
Canada..........................      51.2       53.9       54.8
Europe..........................     147.6      153.6      116.9
Other Foreign...................      15.8        7.9        8.6
----------------------------------------------------------------
    TOTAL.......................  $1,577.3   $1,562.5   $1,352.7
================================================================

(1) European sales in 1999, 1998 and 1997 included $384.0 million, $298.4 million and $431.0 million, respectively, of sales to customers in France. Sales were allocated to geographic areas based on where the product was shipped to.

In 1999, 1998 and 1997, sales to Boeing, solely by the Aerospace Segment, totaled 16 percent, 16 percent and 14 percent, respectively, of consolidated sales. Sales to Boeing include sales to McDonnell Douglas which merged with Boeing in 1997.


(M)  PUBLIC OFFERING OF SUBSIDIARY STOCK

In May 1997, the Company's subsidiary, DTM Corporation ("DTM"), issued 2,852,191 shares of its authorized but previously unissued common stock in an initial public offering ("IPO"). As a result of the IPO, the Company's interest declined from approximately 92 percent to approximately 50 percent (the Company did not sell any of its interest in the IPO). The Company recognized a pretax gain of $13.7 million ($8.0 million after tax) in accordance with the SEC's Staff Accounting Bulletin 84.

In February 1999, the Company sold its remaining interest in DTM for approximately $3.5 million. The Company's net investment in DTM approximated $0.5 million at December 31, 1998. The gain was recorded within Other Income (Expense) during the first quarter of 1999.

(N) SUPPLEMENTAL BALANCE SHEET INFORMATION

                                                                           Charged
                                                                Balance   to Costs                           Balance
                                                              Beginning        and                            at End
(dollars in millions)                                           of Year    Expense   Other   Deductions(1)   of Year
--------------------------------------------------------------------------------------------------------------------
ACCOUNTS RECEIVABLE ALLOWANCE
Year ended December 31, 1999................................      $25.7      $5.7     $0.2(2)         $(3.4)   $28.2
Year ended December 31, 1998................................       24.2       6.8      0.9(2)          (6.2)    25.7
Year ended December 31, 1997................................       28.2      16.8      0.7(2)
                                                                                      (2.1)(3)        (19.4)    24.2
====================================================================================================================

(1) Write-off of doubtful accounts, net of recoveries

(2) Allowance related to acquisitions

(3) Allowance related to operations that were sold

(IN MILLIONS)                                  1999        1998
---------------------------------------------------------------
PROPERTY
Land....................................  $    57.2   $    66.0
Buildings and improvements..............      867.0       820.6
Machinery and equipment.................    2,047.4     1,924.8
Construction in progress................      167.6       191.5
---------------------------------------------------------------
                                          $ 3,139.2   $ 3,002.9
Less allowances for depreciation........   (1,561.9)   (1,440.4)
---------------------------------------------------------------
    TOTAL...............................  $ 1,577.3   $ 1,562.5
===============================================================

Property includes assets acquired under capital leases, principally buildings and machinery and equipment, of $21.1 million and $17.0 million at December 31, 1999 and 1998, respectively. Related allowances for depreciation and amortization are $7.1 million and $5.4 million, respectively. Interest costs capitalized from continuing operations were $3.5 million in 1999, $5.1 million in 1998 and $6.8 million in 1997.

(IN MILLIONS)                                    1999     1998
--------------------------------------------------------------
GOODWILL
Accumulated amortization.....................  $228.0   $183.3
===============================================================
IDENTIFIABLE INTANGIBLE ASSETS
Accumulated amortization.....................  $ 37.8   $ 29.3
===============================================================
ACCRUED EXPENSES
Wages, vacations, pensions and other
  employment costs...........................  $195.8   $169.9
Postretirement benefits other than
  pensions...................................    31.3     31.8
Taxes, other than federal and foreign taxes
  on income..................................    63.9     68.3
Accrued environmental liabilities............    12.5     18.9
Accrued asbestos liability...................   134.6     89.7
Accrued interest.............................    44.3     44.3
Merger costs.................................    51.2       --
Other........................................   178.6    194.1
--------------------------------------------------------------
        TOTAL................................  $712.2   $617.0
===============================================================

FAIR VALUES OF FINANCIAL INSTRUMENTS The Company's accounting policies with respect to financial instruments are described in Note B.

The carrying amounts of the Company's significant on balance sheet financial instruments approximate their respective fair values at December 31, 1999 and 1998, except for the Company's long-term investments and long-term debt.

                                                                     1999                  1998
                                                              CARRYING       FAIR   Carrying       Fair
(IN MILLIONS)                                                    VALUE      VALUE      Value      Value
-------------------------------------------------------------------------------------------------------
Long-term investments.......................................  $   20.4   $   21.2   $   13.4   $   20.2
Long-term debt..............................................   1,531.5    1,425.7    1,580.6    1,781.9

Off balance sheet derivative financial instruments at December 31, 1999 and 1998 were as follows:

                                                                     1999                  1998
                                                              CONTRACT/             Contract/
                                                               NOTIONAL      FAIR    Notional     Fair
(IN MILLIONS)                                                    AMOUNT     VALUE      Amount    Value
------------------------------------------------------------------------------------------------------
Interest rate swaps.........................................  $   223.1   $ (16.6)  $   306.8   $(13.0)
Foreign currency forward contracts..........................       26.3       0.3       124.7    (12.4)

During 1999 the Company entered into an interest rate swap agreement to manage the Company's fixed interest rate exposure on its $200.0 million senior notes, wherein the Company pays a LIBOR-based floating rate of interest and receives a fixed rate. At December 31, 1999 the Company also had an interest rate swap agreement, hedging a portion of the variable interest expense for the European Revolver, according to which the Company pays a fixed rate and receives a floating rate of interest tied to Spanish LIBOR.

At December 31, 1998 the Company had various interest rate swap agreements wherein the Company paid fixed rates of interest and received LIBOR-based floating rates. During 1999 the Company terminated $280.0 million of the interest rate swaps that existed at December 31, 1998. The fair market value at December 31, 1998 of the terminated swaps was ($9.4) million.

At December 31, 1999 the Company had forward exchange contracts to hedge trade receivables and payables as well as intercompany transactions. These contracts mature within one year.

At December 31, 1998 the Company had $120.5 million of forward exchange contracts denominated in Canadian dollars to hedge the U.S. dollar denominated sales of certain Canadian subsidiaries. During 1999 the Company terminated $94.0 million of these contracts which at December 31, 1998 had a fair market value of ($12.0) million. The remaining forward exchange contracts at December 31, 1998 relate to trade receivables and payables.

The counterparties to each of these agreements are major commercial banks. Management believes that losses related to credit risk are remote.

The Company has an outstanding contingent liability for guaranteed debt and lease payments of $41.6 million, and for letters of credit of $42.2 million. It was not practical to obtain independent estimates of the fair values for the contingent liability for guaranteed debt and lease payments and for letters of credit without incurring excessive costs. In the opinion of management, non-performance by the other parties to the contingent liabilities will not have a material effect on the Company's results of operations or financial condition.

(IN MILLIONS)                          1999      1998       1997
----------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE
  INCOME
Unrealized foreign currency
  translation......................  $(37.5)   $(10.9)    $ (8.4)
Minimum pension liability..........    (6.7)     (4.2)      (3.5)
----------------------------------------------------------------
    TOTAL..........................  $(44.2)   $(15.1)    $(11.9)
================================================================

(O) SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth non-cash financing and investing activities and other cash flow information. Acquisitions accounted for under the purchase method are summarized as follows:

(IN MILLIONS)                        1999        1998       1997
----------------------------------------------------------------
Estimated fair value of
  tangible assets acquired....     $ 26.2     $ 266.0    $ 106.2
Goodwill and identifiable
  intangible assets
  acquired....................       72.6       380.7      105.4
Cash paid.....................      (76.1)     (521.5)    (194.1)
----------------------------------------------------------------
Liabilities assumed or
  created.....................     $ 22.7     $ 125.2    $  17.5
================================================================
Interest paid (net of amount
  capitalized)................     $126.9     $ 120.7    $ 131.7
Income taxes paid.............       66.3        45.9      165.2
Exchange of 7.75% Convertible
  Notes.......................         --          --       (1.3)
Change in equity due to
  exchange of 7.75%
  Convertible Notes...........         --          --        1.5

(P) PREFERRED STOCK

There are 10,000,000 authorized shares of Series Preferred Stock -- $1 par value. Shares of Series Preferred Stock that have been redeemed are deemed retired and extinguished and may not be reissued. As of December 31, 1999, 2,401,673 shares of Series Preferred Stock have been redeemed, and no shares of Series Preferred Stock were outstanding. The Board of Directors establishes and designates the series and fixes the number of shares and the relative rights, preferences and limitations of the respective series of the Series Preferred Stock.

CUMULATIVE PARTICIPATING PREFERRED STOCK -- SERIES F The Company has 200,000 shares of Junior Participating Preferred Stock-Series F -- $1 par value authorized at December 31, 1999. Series F shares have preferential voting, dividend and liquidation rights over the Company's common stock. At December 31, 1999, no Series F shares were issued or outstanding and 127,965 shares were reserved for issuance.

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

The Rights are not exercisable or transferable apart from the common stock until an Acquiring Person, as defined in the Rights Agreement, without the prior consent of the Company's Board of Directors, acquires 20 percent or more of the voting power of the Company's common stock or announces a tender offer that would result in 20 percent ownership. The Company is entitled to redeem the Rights at 1 cent per Right any time before a 20 percent position has been acquired or in connection with certain transactions thereafter announced. Under certain circumstances, including the acquisition of 20 percent of the Company's common stock, each Right not owned by a potential Acquiring Person will entitle its holder to purchase, at the Right's then-current exercise price, shares of Series F Stock having a market value of twice the Right's exercise price.

Holders of the Right are entitled to buy stock of an Acquiring Person at a similar discount if, after the acquisition of 20 percent or more of the Company's voting power, the Company is involved in a merger or other business combination transaction with another person in which its common shares are changed or converted, or the Company sells 50 percent or more of its assets or earnings power to another person. The Rights expire on August 2, 2007.

(Q) COMMON STOCK

During 1999, 1998 and 1997, 0.540 million; 1.078 million and 0.884 million shares, respectively, of authorized but unissued shares of common stock were issued under the Stock Option Plan and other employee stock ownership plans.

On July 12, 1999, 35.472 million shares of common stock were issued in connection with the merger with Coltec (see Note A).

On December 22, 1997, 18.588 million shares of common stock were issued in connection with the merger with Rohr (see Note C). During 1998, 1.235 million shares of authorized but previously unissued shares of common stock were issued upon conversion of Rohr debentures that were extinguished in late 1997.

The Company acquired 0.085 million; 0.628 million and 0.053 million shares of treasury stock in 1999, 1998 and 1997, respectively, and reissued 0.099 million and 0.005 million shares in 1999 and 1997, respectively, in connection with the Stock Option Plan and other employee stock ownership plans. In 1998 and 1997,
0.015 million and 0.020 million shares, respectively, of common stock previously awarded to employees were forfeited and restored to treasury stock.

During 1998 and 1997, 1.602 million; and 0.831 million shares, respectively, were repurchased by a pooled company (Coltec).

As of December 31, 1999, there were 13.034 million shares of common stock reserved for future issuance under the Stock Option Plan and 2.866 million shares of common stock reserved for conversion of the 5 1/4% Trust Convertible Preferred Securities.

(R) PREFERRED SECURITIES OF TRUST

In April 1998, Coltec privately placed with institutional investors $150 million (3,000,000 shares at liquidation value of $50 per Convertible Preferred Security) of 5 1/4% Trust Convertible Preferred Securities ("Convertible Preferred Securities"). The placement of the Convertible Preferred Securities was made through Coltec's wholly-owned subsidiary, Coltec Capital Trust ("Trust"), a newly-formed Delaware business trust. The Convertible Preferred Securities represent undivided beneficial ownership interests in the Trust. Substantially all the assets of the Trust are the 5 1/4% Convertible Junior Subordinated Deferrable Interest Debentures due April 15, 2028 which were acquired with the proceeds from the private placement of the Convertible Preferred Securities. Coltec's obligations under the Convertible Junior Subordinated Debentures, the Indenture pursuant to which they were issued, the Amended and Restated Declaration of Trust of the Trust, the Guarantee of Coltec and the Guarantee of the Company, taken together, constitute a full and unconditional guarantee by the Company of amounts due on the Convertible Preferred Securities. The Convertible Preferred Securities are convertible at the option of the holders at any time into the common stock of the Company at an effective conversion price of $52 1/3 per share and are redeemable at the Company's option after April 20, 2001 at 102.63% of the liquidation amount declining ratably to 100% after April 20, 2004.

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

The Company has unconditionally guaranteed all distributions required to be made by the Trusts, but only to the extent the Trusts have funds legally available for such distributions. The only source of funds for the Trusts to make distributions to preferred security holders is the payment by the Company of interest on the Junior Subordinated Debentures. The Company has the right to defer such interest payments for up to five years. If the Company defers any interest payments, the Company may not, among other things, pay any dividends on its capital stock until all interest in arrears is paid to the Trusts.

(S) STOCK OPTION PLAN

At December 31, 1999, the Company had stock-based compensation plans described below that include the pre-merger plans of Coltec and Rohr. Effective with the mergers, outstanding Coltec and Rohr options were assumed by the Company and converted to fully-vested options to purchase BFGoodrich common stock at a ratio of .56 and .7 of one share of BFGoodrich common stock, respectively, for each Coltec and Rohr option and at an appropriately revised exercise price.

The Stock Option Plan, which will expire on April 19, 2004, unless renewed, provides for the awarding of or the granting of options to purchase 5,000,000 shares of common stock of the Company. Generally, options granted are exercisable at the rate of 35 percent after one year, 70 percent after two years and 100 percent after three years. Certain options are fully exercisable immediately after grant. The term of each option cannot exceed 10 years from the date of grant. All options granted under the Plan have been granted at not less than 100 percent of market value (as defined) on the date of grant.

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

                                           1999   1998   1997
-------------------------------------------------------------
Risk-Free Interest Rate (%)..............   6.7    4.7    5.8
Dividend Yield (%).......................   3.5    2.8    2.7
Volatility Factor (%)....................  36.0   31.0   16.2
Weighted Average Expected Life of the
  Options (years)........................   7.0    4.5    4.6

The option valuation model requires the input of highly subjective assumptions, primarily stock price volatility, changes in which can materially affect the fair value estimate. The weighted-average fair values of stock options granted during 1999, 1998 and 1997 were $12.13, $10.36 and $6.99, respectively.

For purposes of the pro forma disclosures required by SFAS 123, the estimated fair value of the options is amortized to expense over the options' vesting period. In addition, the grant-date fair value of performance shares (discussed below) is amortized to expense over the three-year plan cycle without adjustments for subsequent changes in the market price of the

Company's common stock. The Company's pro forma information is as follows:

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)    1999     1998     1997
-----------------------------------------------------------------
Net income:
  As reported.........................   $169.6   $353.7   $260.0
  Pro forma...........................    157.3    345.9    250.4
Earnings per share:
  Basic:
    As reported.......................   $ 1.54   $ 3.21   $ 2.41
    Pro forma.........................     1.43     3.14     2.32
  Diluted:
    As reported.......................   $ 1.53   $ 3.14   $ 2.33
    Pro forma.........................     1.42     3.04     2.23

The effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of effects on reported net income for future years. The pro forma effect in 1999 and 1997 includes $2.6 million and $4.5 million of after-tax expense related to acceleration of vesting in connection with the Coltec and Rohr mergers, respectively. Additional awards in future years are anticipated.

A summary of the Company's stock option activity and related information follows:

(Options in thousands)                         Weighted Average
Year Ended December 31, 1999         Options     Exercise Price
---------------------------------------------------------------
Outstanding at beginning of
  year............................   7,093.4   $          30.18
  Granted.........................   1,480.1              35.85
  Exercised.......................    (477.7)             25.67
  Forfeited.......................    (193.5)             36.92
  Expired.........................     (91.2)             42.22
---------------------------------------------------------------
  Outstanding at end of year......   7,811.1              30.10
===============================================================
Year Ended December 31, 1998
---------------------------------------------------------------
Outstanding at beginning of
  year............................   6,963.6   $          27.90
  Granted.........................   1,286.4              41.24
  Exercised.......................  (1,054.7)             27.63
  Forfeited.......................     (99.8)             36.17
  Expired.........................      (2.1)             38.04
---------------------------------------------------------------
  Outstanding at end of year......   7,093.4              30.18
===============================================================
Year Ended December 31, 1997
---------------------------------------------------------------
Outstanding at beginning of
  year............................   7,974.5   $          24.57
  Granted.........................   1,445.3              39.33
  Exercised.......................  (2,223.3)             23.38
  Forfeited.......................    (218.6)             27.07
  Expired.........................     (14.3)             43.64
---------------------------------------------------------------
  Outstanding at end of year......   6,963.6              27.90
===============================================================

The following table summarizes information about the Company's stock options outstanding at December 31, 1999:

                                                           Options Outstanding
                                                                                   Weighted           Options Exercisable
                                                       Number   Weighted Average    Average                              Weighted
Range of                                          Outstanding          Remaining   Exercise   Number Exercisable          Average
Exercise Prices                                (in thousands)   Contractual Life      Price       (in thousands)   Exercise Price
---------------------------------------------------------------------------------------------------------------------------------
$11.96 - $19.20..............................         1,925.3          5.5 years   $  18.05              1,925.3   $        18.05
$19.42 - $29.11..............................         1,727.2          4.7 years      23.65              1,697.5            23.62
$30.18 - $39.88..............................         2,364.8          8.0 years      36.12              1,469.0            36.07
$40.13 - $53.56..............................         1,793.8          7.7 years      41.32              1,763.4            41.28
---------------------------------------------------------------------------------------------------------------------------------
    Total....................................         7,811.1                                            6,855.2
=================================================================================================================================

During 1999, 1998 and 1997, restricted stock awards for 89,810; 52,886 and 66,776 shares, respectively, were made. Restricted stock awards may be subject to conditions established by the Board of Directors. Under the terms of the restricted stock awards, the granted stock vests three years after the award date. The cost of these awards, determined as the market value of the shares at the date of grant, is being amortized over the three-year period. In 1999, 1998 and 1997, $4.1 million, $2.0 million and $3.3 million, respectively, were charged to expense for restricted stock awards. Of the $4.1 million of expense recognized in 1999, $3.6 million related to acceleration of vesting in connection with the Coltec merger.

The Stock Option Plan also provides that shares of common stock may be awarded as performance shares to certain key executives having a critical impact on the long-term performance of the Company. In 1995, the Compensation Committee of the Board of Directors awarded 566,200 shares and established performance objectives that are based on attainment of an average return on equity over the three year plan cycle ending in 1997. Since the Company exceeded all of the performance objectives established in 1995, an additional 159,445 shares were awarded to key executives in 1998. In 1997, 5,000 performance shares were granted to certain key executives that commenced employment during the year.

Prior to 1998, the market value of performance shares awarded under the plan was recorded as unearned restricted stock. In 1998, the Company changed the plan to a phantom performance share plan. Dividends are earned on phantom shares and are reinvested in additional phantom shares. Under this plan, compensation expense is recorded based on the extent performance objectives are expected to be met. During 1999 and 1998, the Company issued 304,780 and 207,800 phantom performance shares, respectively. During 1999, 1998 and 1997, 34,263; 10,356 and 14,400
performance shares, respectively, were
forfeited. In 1999, 1998 and 1997, $4.0 million, $1.7 million and $14.3 million, respectively, were charged to expense for performance shares. If the provisions of SFAS 123 had been used to account for awards of performance shares, the weighted-average grant-date fair value of performance shares granted in 1999, 1998 and 1997 would have been $ 35.66, $45.47 and $41.44 per share, respectively.

In 1999, a partial payout (approximately 83,000 shares) of the 1998 plan was made under change in control provisions as a result of the Coltec merger.

(T)  DISCONTINUED OPERATIONS

On August 15, 1997, the Company completed the disposition of its chlor-alkali and olefins ("CAO") business to The Westlake Group for $92.7 million, resulting in an after-tax gain of $14.5 million, or $.13 per diluted share. The disposition of the CAO business represents the disposal of a segment of a business under APB Opinion No. 30 ("APB 30"). Accordingly, the Consolidated Statement of Income reflects the CAO business (previously reported as Other Operations) as a discontinued operation, in addition to the following discontinued operations. During 1997, the CAO business had sales of $98.0 million and net income of $10.3 million.

On February 3, 1997, the Company completed the sale of Tremco Incorporated to RPM, Inc. for $230.7 million, resulting in an after-tax gain of $59.5 million, or $.53 per diluted share. The sale of Tremco Incorporated completed the disposition of the Company's Sealants, Coatings and Adhesives ("SC&A") Group which also represented a disposal of a segment of a business under APB 30.

(U)  EXTRAORDINARY ITEMS

During 1998, the Company incurred an extraordinary charge of $4.3 million (net of a $2.2 million income tax benefit), or $0.04 per diluted share, in connection with early debt repayment.

During 1997, the Company incurred an extraordinary charge of $19.3 million (net of a $13.1 million income tax benefit), or $0.17 per diluted share, to extinguish certain indebtedness previously held by Rohr.

(V)  COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries have numerous purchase commitments for materials, supplies and energy incident to the ordinary course of business.

CONTINGENCIES

GENERAL

There are pending or threatened against BFGoodrich or its subsidiaries various claims, lawsuits and administrative proceedings, all arising from the ordinary course of business with respect to commercial, product liability, asbestos and environmental matters, which seek remedies or damages. BFGoodrich believes that any liability that may finally be determined with respect to commercial and product liability claims, should not have a material effect on the Company's consolidated financial position or results of operations. From time to time, the Company is also involved in legal proceedings as a plaintiff involving contract, patent protection, environmental and other matters. Gain contingencies, if any, are recognized when they are realized.

At December 31, 1999, approximately 20 percent of the Company's labor force was covered by collective bargaining agreements. Approximately 10 percent of the labor force is covered by collective bargaining agreements that will expire during 2000.

ENVIRONMENTAL

The Company and its subsidiaries are generators of both hazardous wastes and non-hazardous wastes, the treatment, storage, transportation and disposal of which are subject to various laws and governmental regulations. Although past operations were in substantial compliance with the then-applicable regulations, the Company has been designated as a potentially responsible party ("PRP") by the U.S. Environmental Protection Agency ("EPA"), or similar state agencies, in connection with several sites.

The Company initiates corrective and/or preventive environmental projects of its own to ensure safe and lawful activities at its current operations. It also conducts a compliance and management systems audit program. The Company believes that compliance with current governmental regulations will not have a material adverse effect on its capital expenditures, earnings or competitive position.

The Company's environmental engineers and consultants review and monitor environmental issues at past and existing operating sites, as well as off-site disposal sites at which the Company has been identified as a PRP. This process includes investigation and remedial selection and implementation, as well as negotiations with other PRPs and governmental agencies.

At December 31, 1999 and 1998, the Company had recorded in Accrued Expenses and in Other Non-current Liabilities a total of $125.5 million and $129.7 million, respectively, to cover future environmental expenditures. These amounts are recorded on an undiscounted basis.

The Company believes that its reserves are adequate based on currently available information. Management believes that it is reasonably possible that additional costs may be incurred beyond the amounts accrued as a result of new information. However, the amounts, if any, cannot be estimated and management believes that they would not be material to the Company's financial condition but could be material to the Company's results of operations in a given period.

ASBESTOS

As of December 31, 1999 and 1998, two subsidiaries of the Company were among a number of defendants (typically 15 to 40) in approximately 96,000 and 101,400 actions (including approximately 8,300 and 4,700 actions, respectively in advanced stages of processing) filed in various states by plaintiffs alleging injury or death as a result of exposure to asbestos fibers. During 1999, 1998 and 1997, these two subsidiaries of the Company received approximately 30,200, 34,400 and 38,200 new actions, respectively. Through December 31, 1999, approximately 280,400 of the approximately 376,400 total actions brought had been settled or otherwise disposed.

Payments were made by the Company with respect to asbestos liability and related costs aggregating $84.5 million in 1999, $53.7 million in 1998, and $59.2 million in 1997, respectively, substantially all of which were covered by insurance. Settlements are generally made on a group basis with payments made to individual claimants over periods of one to four years. Related to payments not covered by insurance, the Company recorded charges to operations amounting to approximately $8.0 million in each of 1999, 1998 and 1997.

In accordance with the Company's internal procedures for the processing of asbestos product liability actions and due to the proximity to trial or settlement, certain outstanding actions have progressed to a stage where the Company can reasonably estimate the cost to dispose of these actions. As of December 31, 1999, the Company estimates that the aggregate remaining cost of the disposition of the settled actions for which payments remain to be made and actions in advanced stages of processing, including associated legal costs, is approximately $163.1 million and the Company expects that this cost will be substantially covered by insurance.

With respect to the 87,700 outstanding actions as of December 31, 1999, which are in preliminary procedural stages, as well as any actions that may be filed in the future, the Company lacks sufficient information upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to estimate with reasonable certainty what, if any, potential liability or costs may be incurred by the Company. However, the Company believes that its subsidiaries are in a favorable position compared to many other defendants because, among other things, the asbestos fibers in its asbestos-containing products were encapsulated. Subsidiaries of the Company continue to distribute encapsulated asbestos-bearing product in the United States with annual sales of less than $1.5 million. All sales are accompanied by appropriate warnings. The end users of such product are sophisticated users who utilize the product for critical applications where no known substitutes exist or have been approved.

Insurance coverage of a small non-operating subsidiary formerly distributing asbestos-bearing products is nearly depleted. Considering the foregoing, as well as the experience of the Company's subsidiaries and other defendants in asbestos litigation, the likely sharing of judgments among multiple responsible defendants, and given the substantial amount of insurance coverage that the Company expects to be available from its solvent carriers to cover the majority of its exposure, the Company believes that pending and reasonably anticipated future actions are not likely to have a materially adverse effect on the Company's consolidated results of operations or financial condition, but could be material to the Company's results of operations in a given period. Although the insurance coverage which the Company has is substantial, it should be noted that insurance coverage for asbestos claims is not available to cover exposures initially occurring on and after July 1, 1984. The Company's subsidiaries continue to be named as defendants in new cases, some of which allege initial exposure after July 1, 1984.

The Company has recorded an accrual for its liabilities for asbestos-related matters that are deemed probable and can be reasonably estimated (settled actions and actions in advanced stages of processing), and has separately recorded an asset equal to the amount of such liabilities that is expected to be recovered by insurance. In addition, the Company has recorded a receivable for that portion of payments previously made for asbestos product liability actions and related litigation costs that is recoverable from its insurance carriers. Liabilities for asbestos-related matters and the receivable from insurance carriers included in the Consolidated Balance Sheets are as follows:

                                  DECEMBER 31,   December 31,
(DOLLARS IN MILLIONS)                     1999           1998
-------------------------------------------------------------
Accounts and notes receivable...  $      146.9   $       95.4
Other assets....................          36.7           32.6
Accrued expenses................         134.6           89.7
Other liabilities...............          28.5           22.8

(W)  SUBSEQUENT EVENT

On February 21, 2000, the Company's Board of Directors authorized the repurchase of up to $300 million of the Company's common stock. Repurchases under the program, which may not exceed 10 percent of the Company's issued shares of common stock, may be made from time to time in the open market or in negotiated transactions at price levels that the Company considers attractive. The program will be funded from the Company's operating cash flows and short term borrowings under existing credit lines.

QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                          1999 QUARTERS                               1998 Quarters
(DOLLARS IN MILLIONS)                          FIRST     SECOND      THIRD     FOURTH      FIRST     SECOND      THIRD     FOURTH
---------------------------------------------------------------------------------------------------------------------------------
BUSINESS SEGMENT SALES:
  Aerospace...............................  $  926.2   $  965.9   $  855.2   $  870.1   $  851.3   $  852.1   $  862.4   $  913.5
  Engineered Industrial Prod..............     185.6      186.5      170.6      159.7      208.4      212.8      179.4      179.3
  Performance Materials...................     300.0      311.0      306.3      300.4      252.4      340.9      304.8      297.5
---------------------------------------------------------------------------------------------------------------------------------
        TOTAL SALES.......................  $1,411.8   $1,463.4   $1,332.1   $1,330.2   $1,312.1   $1,405.8   $1,346.6   $1,390.3
=================================================================================================================================
    GROSS PROFIT..........................  $  404.7   $  419.8   $  378.8   $  380.9   $  367.8   $  379.0   $  384.8   $  404.0
=================================================================================================================================
BUSINESS SEGMENT OPERATING INCOME:
  Aerospace...............................  $  142.5   $  144.9   $  130.9   $  140.4   $  112.6   $  109.9   $  128.5   $  149.0
  Engineered Industrial Prod..............      34.2       37.0       28.1       18.9       36.0       25.6       35.2       34.8
  Performance Materials...................      33.2       43.0       39.4       34.8       36.6       40.2       37.4       31.6
  Corporate...............................     (22.3)     (21.8)     (19.9)     (20.6)     (21.4)     (20.3)     (20.4)     (21.6)
  Merger-Related and Consolidation
    Costs.................................     (26.2)     (10.1)    (204.7)     (28.4)        --         --         --      (10.5)
---------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME....................  $  161.4   $  193.0   $  (26.2)  $  145.1   $  163.8   $  155.4   $  180.7   $  183.3
=================================================================================================================================
INCOME (LOSS) FROM:
  Continuing Operations...................  $   76.3   $   97.9   $  (70.9)  $   66.3   $   80.1   $  106.5   $   85.1   $   87.9
  Discontinued Operations.................        --         --         --         --       (1.6)        --         --         --
  Extraordinary Items.....................        --         --         --         --         --       (4.3)        --         --
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME................................  $   76.3   $   97.9   $  (70.9)  $   66.3   $   78.5   $  102.2   $   85.1   $   87.9
=================================================================================================================================
Basic Earnings (Loss) Per Share:
  Continuing operations...................  $   0.70   $   0.89   $  (0.64)  $   0.60   $   0.73   $   0.96   $   0.77   $   0.80
  Net income..............................  $   0.70   $   0.89   $  (0.64)  $   0.60   $   0.72   $   0.92   $   0.77   $   0.80
Diluted Earnings (Loss) Per Share:
  Continuing operations...................  $   0.69   $   0.87   $  (0.64)  $   0.60   $   0.71   $   0.94   $   0.76   $   0.79
  Net income..............................  $   0.69   $   0.87   $  (0.64)  $   0.60   $   0.70   $   0.90   $   0.76   $   0.79
=================================================================================================================================

The first quarter of 1999 includes a $26.2 million pre-tax charge related to employee termination payments resulting from realignment of the Performance Materials Segment headquarters and the Company's Advanced Technology Group as well as from reductions at certain Performance Materials operating locations.

The second quarter of 1999 includes a $10.1 million pre-tax charge related to certain executive severance payments and employee relocation costs related to the Coltec Merger. The second quarter of 1999 also includes a $6.1 million pre-tax gain in other income (expense) from the sale of businesses.

The third quarter of 1999 includes a $204.7 million pre-tax charge, of which $8.6 million represented non-cash asset impairment charges. The charge related to personnel related costs, transaction costs and consolidation costs in connection with the Coltec merger and restructuring activities at Aerospace, Engineered Industrial Products and Performance Materials. The third quarter of 1999 also includes a $2.4 million pre-tax gain in other income (expense) from the sale of a portion of the Company's interest in a business.

The fourth quarter of 1999 includes a $28.4 million pre-tax charge, of which $3.7 million represented non-cash asset impairment charges. The charge related to personnel related costs, transaction costs and consolidation costs in connection with the Coltec merger and restructuring activities at Aerospace and Performance Materials. The fourth quarter of 1999 also includes a $1.9 million pre-tax loss in other income (expense) from the sale of a business.

The fourth quarter of 1998 includes a $10.5 million pre-tax loss from a restructuring charge and a write-down of an impaired asset in the Aerospace Segment.

SELECTED FINANCIAL DATA

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                   1999       1998       1997       1996       1995       1994
-----------------------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME DATA:
Sales.......................................................  $5,537.5   $5,454.8   $4,687.9   $4,005.5   $3,761.4   $3,601.6
Operating income............................................     473.3      683.2      430.9      482.0      395.7      368.8
Income from continuing operations...........................     169.6      359.6      195.0      177.0      130.6      103.2
BALANCE SHEET DATA:
Total assets................................................  $5,455.6   $5,213.0   $4,333.7   $4,324.9   $4,229.2   $4,250.7
Total debt..................................................   1,760.5    1,724.7    1,519.7    1,794.3    2,014.4    2,111.9
Mandatorily redeemable preferred securities of trusts.......     271.3      268.9      123.1      122.6      122.2         --
Total shareholders' equity..................................   1,293.2    1,237.4      991.0      749.4      455.9      386.0
OTHER FINANCIAL DATA:
Total segment operating income..............................  $  827.3   $  777.4   $  601.0   $  578.3   $  523.3   $  473.7
EBITDA(1),(2)...............................................     961.4      884.7      700.8      624.0      559.6      507.8
Operating cash flow.........................................     372.6      499.1      271.2      315.0      312.0      362.4
Capital expenditures........................................     246.3      262.0      241.1      241.7      198.3      174.3
Depreciation................................................     176.5      163.7      140.9      128.2      131.2        n/a
Dividends (common and preferred)............................      91.6       75.7       59.5       58.8       61.6       64.6
Distributions on preferred securities of trusts.............      18.4       16.1       10.5       10.5        5.1         --
PER SHARE OF COMMON STOCK:
Income from continuing operations, diluted..................  $   1.53   $   3.19   $   1.75   $   1.63   $   1.18   $   0.93
Diluted EPS (2).............................................      3.24       2.91       2.34       1.74       1.23       0.97
Dividends declared..........................................      1.10       1.10       1.10       1.10       1.10       1.10
Book value..................................................     11.74      11.28       9.04       7.00       4.37       2.67
RATIOS:
Segment operating income as a percent of sales (%)..........      14.9       14.3       12.8       14.4       13.9       13.2
Debt-to-capitalization ratio (%)............................      52.8       53.3       57.7       67.3       77.7       84.5
Effective income tax rate (%)...............................      43.8       36.8       40.2       35.5       36.9       37.5
OTHER DATA:
Common shares outstanding at end of year (millions).........     110.2      109.7      109.7      107.1      104.4      103.4
Number of employees at end of year..........................    27,044     27,234     25,910     26,113     25,488     26,679
=============================================================================================================================

(1) "EBITDA" as used herein means income from continuing operations before distributions on preferred securities of trusts, income tax expense, net interest expense, depreciation and amortization and special items.

(2) Excludes special items which for 1999, 1998, and 1997 are described on page 2 herein. Special items in 1996 included a charge of $2.6 million relating to a voluntary early retirement program; a net gain of $1.0 million from the sale of a business; a loss of $3.1 million on the sale of a wholly-owned aircraft leasing subsidiary; a charge of $4.3 million for an impairment write-down on a facility in Arkadelphia, Arkansas; and a charge of $3.2 million for the exchange of convertible notes. Special items in 1995 included a net gain of $12.5 million from an insurance settlement; a charge of $17.6 million primarily related to the closure of a facility in Canada and selected other work force reductions; a net gain of $2.2 million from the sale of a business; and a charge of $1.9 million relating to a voluntary early retirement program. Special items in 1994 included a charge of $6.4 million attributable to unamortized pension prior service costs related to a reduction in employment levels and a net gain of $1.6 million on the sale of a business. All amounts within this footnote are presented net of tax.