Form 10-K405, Exhibit 13
period 2000-12-31
GOODRICH B F CO
filed 2001-02-23
CIK 42542

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

WE BELIEVE THIS MANAGEMENT'S DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS. SEE THE LAST SECTION FOR CERTAIN RISKS AND UNCERTAINTIES.

SIGNIFICANT EVENTS

        o Net income increased $156.3 million from $169.6 million in 1999 to $325.9 million in 2000. Income from continuing operations, excluding special items, increased to $317.5 million, or $2.97 a diluted share in 2000 as compared to $305.9 million, or $2.75 a diluted share in 1999.

        o EBITDA, as defined under Liquidity and Capital Resources herein, increased $54.7 million from $752.8 million in 1999 to $807.5 million in 2000. Operating cash flow decreased $13.3 million from $243.3 million in 1999 to $230.0 million in 2000.

        o Aerospace and Engineered Industrial Products operating income margins increased to 16.1 percent and 17.7 percent in 2000 as compared to 15.4 percent and 16.8 percent in 1999.

        o The Company recorded $45.6 million ($29.5 million after-tax) and $232.1 million ($172.8 million after-tax) of merger-related and consolidation costs in 2000 and 1999, respectively.

        o The Company decided to divest its Performance Materials Segment during 2000. Accordingly, the results of operations, net assets and cash flows of Performance Materials have been reflected as a discontinued operation for all periods presented. Unless otherwise noted herein within MD&A, disclosures pertain to the Company's continuing operations.

        o The Company repurchased approximately 9.3 million shares of its common stock (approximately $300 million) during 2000 in accordance with a share repurchase program approved by its Board of Directors.

        o The Company reduced its effective tax rate from continuing operations to approximately 34 percent during 2000.

PROPOSED DIVESTITURE OF PERFORMANCE MATERIALS SEGMENT

On April 17, 2000, the Company announced that it intends to focus on its Aerospace and Engineered Industrial Products businesses and divest its Performance Materials segment. During the fourth quarter of 2000, the Company announced that it had entered into a definitive agreement to sell the segment to an investor group. The purchase price is approximately $1.4 billion, subject to adjustment at closing, and is comprised of approximately $1.2 billion in cash and $0.2 billion in debt securities to be issued by the new company. The $0.2 billion in debt securities will be in the form of unsecured notes with interest payable in cash or payment in-kind, at the option of the investor group. The Company has also agreed to retain certain liabilities, as well as certain contingent liabilities of the segment as a condition of sale (see Note B to the Consolidation Financial Statements for additional discussion). The closing of the transaction, which is scheduled to occur in the first quarter of 2001, is subject to a number of conditions including the ability of the buyer to obtain financing in the debt market on a best-efforts basis.

Possible uses for the proceeds of the divestiture include strategic acquisitions, reduction of debt and the repurchase of additional shares of stock, with the latter requiring approval of the Company's Board of Directors.

MERGER-RELATED AND CONSOLIDATION COSTS

(See Note D to the Consolidated Financial Statements for additional discussion.)

During 2000, the Company recorded net merger-related and consolidation costs of $45.6 million consisting of $20.1 million in personnel-related costs (offset by a credit of $2.1 million representing a revision of prior estimates) and $27.6 million in consolidation costs. The $20.1 million in personnel-related costs includes $9.5 million in settlement charges related to lump sum payments made under a nonqualified pension plan that were triggered by the Coltec merger. Personnel-related costs also include $3.3 million in employee relocation costs associated with the Coltec merger, $5.6 million for work force reductions in the Company's Aerospace Segment and $1.7 million for work force reductions in the Company's Engineered Industrial Products Segment. Consolidation costs include a $14.3 million non-cash charge related to the write-off of certain assets; accelerated depreciation related to assets whose useful lives had been reduced as a result of consolidation activities and $13.3 million for realignment activities. The $30.9 million in activity during the year includes reserve reductions of $58.4 million related to cash payments and $13.9 million related to the write-off of assets and accelerated depreciation. The activity during the year also includes a $41.4 million increase in reserves for restructuring associated with the sale of Performance Materials. Such costs will be included as a component of the gain on sale upon consummation of the transaction.

During 1999, the Company recorded merger-related and consolidation costs of $232.1 million, of which $9.4 million represents non-cash asset impairment charges. These costs related primarily to personnel related costs, transaction costs and consolidation costs. The merger-related and consolidation reserves were reduced by $187.2 million during the year, of which $178.6 million represented cash payments.

During 1998, the Company recorded merger-related and consolidation costs of $10.5 million, related to costs associated with the closure of three aerospace facilities and an asset impairment charge. The charge included $4.0 million for employee termination benefits, $1.8 million related to writing down the carrying value of the three facilities to their fair value less cost to sell and $4.7 million for an asset impairment related to an assembly-service facility in Hamburg, Germany.

The Company has identified additional merger-related and consolidation costs of approximately $15 million that will be recorded throughout 2001. These charges will consist primarily of costs associated with the consolidation of its landing gear facilities, the reorganization of operating facilities and for the relocation of personnel. It is possible that additional costs will be incurred in 2001 as a result of additional consolidation activities that, as of yet, have not been specifically identified and that such amounts may be significant. The timing of these costs is dependent on the finalization of management's plans.

2001 OUTLOOK

The Company expects that 2001 will be another year of sales and profit growth driven by the strength of the Aerospace segment. Higher expected deliveries of commercial transport aircraft, coupled with the Company's increasingly strong presence in the aftermarket and in regional and business aircraft markets are expected to generate increasing year over year Aerospace results again in 2001. Engineered Industrial Products should experience modest top-line growth due to increased shipments of engines and compressors and the introduction of new products, offset by weakness in automotive, truck and trailer, and general industrial markets. Higher new product development costs will contribute to relatively flat operating income in this segment. Overall, the Company expects a strong operating margin performance and increased EBITDA (as defined in Liquidity and Capital Resources below) in 2001; however, increased investments in new products that will drive profitable growth in the future may lead to slightly lower margins as compared to 2000.

The Company expects free cash flow in 2001, defined as operating cash flows adjusted for cash payments for special items, less capital expenditures and dividends, to be lower than that generated in 2000. Primary factors for the reduction include: higher new product development costs; the sale of Performance Materials; increased capital expenditures (primarily for new information technology systems); and the timing of insurance recoveries associated with asbestos-related actions.

RESULTS OF OPERATIONS

TOTAL COMPANY

(IN MILLIONS)                                          2000             1999             1998
                                                     --------         --------         --------

SALES:
   Aerospace                                         $3,673.6         $3,617.4         $3,479.3
   Engineered Industrial Products                       690.2            702.4            779.9
                                                     --------         --------         --------
       Total Sales                                   $4,363.8         $4,319.8         $4,259.2
                                                     ========         ========         ========
OPERATING INCOME:
   Aerospace                                         $  591.8         $  558.7         $  500.0
   Engineered Industrial Products                       122.1            118.2            131.6
                                                     --------         --------         --------
       Total Reportable Segments                        713.9            676.9            631.6
   Merger-Related and Consolidation Costs               (45.6)          (232.1)           (10.5)
   Corporate General and Administrative Costs           (76.5)           (74.3)           (71.7)
                                                     --------         --------         --------
       Total Operating Income                           591.8            370.5            549.4
   Net interest expense                                (105.5)           (86.6)           (80.7)
   Other income (expense) - net                         (24.9)            (1.7)            39.2
   Income tax expense                                  (156.7)          (125.1)          (182.1)
   Distribution on Trust preferred securities           (18.4)           (18.4)           (16.1)
                                                     --------         --------         --------
   Income from continuing operations                 $  286.3         $  138.7         $  309.7
   Income from discontinued operations                   39.6             30.9             48.3
   Extraordinary item                                      --               --             (4.3)
                                                     --------         --------         --------

       Net income                                    $  325.9         $  169.6         $  353.7
                                                     ========         ========         ========

Fluctuations in sales and segment operating income are discussed within the Business Segment Performance section below.

Merger-related and consolidation costs: The Company has recorded merger-related and consolidation costs in each of the last three years. These costs are discussed in detail above and in Note D of the Notes to Consolidated Financial Statements.

Corporate general and administrative costs: Corporate general and administrative costs, as a percent of sales, have remained relatively constant between years. Corporate general and administrative costs, as a percent of sales, were 1.8 percent, 1.7 percent and 1.7 percent in 2000, 1999 and 1998, respectively.

Net interest expense: Net interest expense increased by $18.9 million from $86.6 million in 1999 to $105.5 million in 2000. The increase is primarily attributable to increased borrowings in 2000 (approximately $500 million) as a result of the Company's $300 million share repurchase program and acquisitions. The $5.9 million increase in net interest expense between 1999 and 1998 was primarily due to an increase in average outstanding borrowings in 1999 as a result of the Coltec merger and a reduction in the amount of capitalized interest as a result of lower capital spending.

Other income(expense) - net: The table below allows other income(expense) - net to be evaluated on a comparable basis.

(IN MILLIONS)                                     2000          1999          1998
                                                 ------        ------        ------
As reported                                      $(24.9)       $ (1.7)       $ 39.2
Gains/(losses) on sale of businesses and
    demutalization of insurance companies          (0.5)         17.0          55.3
                                                 ------        ------        ------
Adjusted Other income (expense) - net            $(24.4)       $(18.7)       $(16.1)
                                                 ======        ======        ======


Included within other income(expense) - net are gains and losses from the sale of businesses, as well as gains in 1999 from the demutualization of certain insurance carriers. Excluding these items, other income(expense) - net was expense of $24.4 million, $18.7 million and $16.1 million in 2000, 1999 and 1998, respectively. The increase in costs between 1999 and 2000 was primarily attributable to lower income from subsidiaries accounted for under the equity method of accounting, increased earnings attributable to minority interests and increased retiree health care benefit costs associated with previously disposed of businesses. The increase in cost between 1998 and 1999 was primarily attributable to equity income related to an Asia Pacific aerospace joint venture recorded during 1998 but not in 1999. The remaining interest in the joint venture was acquired by the Company in 1999 resulting in its subsequent consolidation into the Company's financial statements.

Income tax expense: The Company's effective tax rate from continuing operations was 34.0 percent, 44.3 percent and 35.9 percent in 2000, 1999 and 1998, respectively. The decreased rate in 2000 was primarily attributable to significant non-deductible merger-related costs incurred in 1999 that significantly increased the effective tax rate in that year, lower state and local taxes and increased benefits from R&D and foreign sales credits. The increase in rates from 1998 to 1999 was primarily attributable to the significant non-deducible merger-related costs noted above.

Income from continuing operations: Income from continuing operations included various charges or gains (referred to as special items) which affected reported earnings. Excluding the effects of special items, income from continuing operations in 2000 was $317.5 million, or $2.97 per diluted share, compared with $305.9 million, or $2.75 per diluted share in 1999, and $277.7 million, or $2.48 per diluted share in 1998. The following table presents the impact of special items on earnings per diluted share.

EARNINGS PER DILUTED SHARE                                      2000         1999          1998
--------------------------                                      ----         ----          ----

Income from continuing operations                              $2.68        $1.26         $2.76
    Net (gain) loss on sold businesses                          0.02        (0.05)        (0.34)
    Merger-related and consolidation costs                      0.27         1.56          0.06
    Dilutive impact of convertible preferred securities           --        (0.02)           --
                                                               -----        -----         -----
    Income from continuing operations,
       excluding special items                                 $2.97        $2.75         $2.48
                                                               =====        =====         =====

Income from continuing operations for the year ended December 31, 2000 included $29.5 million ($0.27 per share) of merger-related and consolidation costs and a $1.7 million ($0.02 per share) impairment loss on a business held for sale.

Income from continuing operations for the year ended December 31, 1999 included
(i) $162.2 million ($1.46 per share) for costs associated with the Coltec merger; (ii) a net gain on the sale of businesses of $5.6 million ($0.05 per share); (iii) a charge of $10.6 million ($0.10 per share) related to segment restructuring activities; and (iv) the dilutive impact of convertible preferred securities that were anti-dilutive on an as reported basis of $0.02 per share.

Income from continuing operations for the year ended December 31, 1998 included $6.5 million ($0.06 per share) for costs associated with the Aerostructures Group's closure of three facilities and the impairment of a fourth facility; and a $38.5 million ($0.34 per share) gain on the sale of Holley Performance Products.

Income from discontinued operations: Income from discontinued operations increased $8.7 million from $30.9 million in 1999 to $39.6 million in 2000. Income from discontinued operations, excluding special items, decreased $16.3 million, or 29.2 percent from $55.8 million in 1999 to $39.5 million in 2000. The decrease was primarily due to significantly higher raw material and energy costs (primarily toluene, PVC and natural gas), lower sales due to reduced volumes and prices and increased interest expense. These decreases were only partially offset by volume strength in certain other product lines (primarily Carbopol, thermoplastic polyurethane and rubber chemicals), reductions in manufacturing/overhead costs and a favorable sales mix.

Income from discontinued operations decreased $17.4 million from $48.3 million in 1998 to $30.9 million in 1999. Income from discontinued operation, excluding special items, increased $5.9 million, or 11.8 percent, from $49.9 million in 1998 to $55.8 million in 1999. The increase was primarily attributable to acquisitions, lower raw material costs and reduced manufacturing/overhead costs.

Special items related to discontinued operations, net of tax, included $0.1 million of income related to a net adjustment of amounts previously recorded for consolidation activities in 2000; $24.9 million of costs related to restructuring activities at Performance Materials in 1999; and a $1.6 million charge related to a business previously disposed of in 1998.

Extraordinary items: The Company recorded an extraordinary item during 1998 related to the extinguishment of debt.

ACQUISITIONS

POOLING-OF-INTERESTS

On July 12, 1999, the Company completed a merger with Coltec Industries Inc. ("Coltec") by exchanging 35.5 million shares of BFGoodrich common stock for all of the common stock of Coltec. Each share of Coltec common stock was exchanged for .56 of one share of BFGoodrich common stock. The merger was accounted for as a pooling of interests, and all prior period financial statements were restated to include the financial information of Coltec as though Coltec had always been a part of BFGoodrich.

PURCHASES

The following acquisitions were recorded using the purchase method of accounting. Their results of operations have been included in the Company's results since their respective dates of acquisition. Acquisitions made by the Performance Materials Segment are not discussed below.

During 2000, the Company acquired a manufacturer of earth and sun sensors in attitude determination and control subsystems of spacecraft; ejection seat technology; a manufacturer of fuel nozzles; a developer of avionics and displays; the assets of a developer of video camera systems used on space vehicles and tactical aircraft; an equity interest in a joint venture focused on developing and operating a comprehensive open electronic marketplace for aerospace aftermarket products and services; a manufacturer of advanced products and technologies used in space transport and payload applications and a supplier of pyrotechnic devices for space, missile, and aircraft systems. Total consideration aggregated $242.6 million, of which $105.4 million represented goodwill and other intangible assets.

During 1999, the Company acquired a manufacturer of spacecraft attitude determination and control systems and sensor and imaging instruments; the remaining 50 percent interest in a joint venture, located in Singapore, that overhauls and repairs thrust reversers, nacelles and nacelle components; an ejection seat business; and a manufacturer and developer of micro-electromechanical systems, which integrate electrical and mechanical components to form "smart" sensing and control devices. Total consideration aggregated $56.5 million, of which $55.0 million represented goodwill.

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

During 1998, the Company acquired a manufacturer of sealing products; the remaining 20 percent not previously owned of a subsidiary that produces self-lubricating bearings; and a small manufacturer of energetic materials systems during 1998. Total consideration aggregated $143.5 million, of which $105.5 million represented goodwill.

The impact of these acquisitions was not material in relation to the Company's results of operations. Consequently, pro forma information is not presented.

DISPOSITIONS

During 2000, the Company sold all of its interest in one business, resulting in a pre-tax gain of $2.0 million, which has been reported in other income (expense), net.

During 1999, the Company sold all or a portion of its interest in three businesses, resulting in a pre-tax gain of $11.8 million, which has been reported in other income (expense), net.

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

For dispositions accounted for as discontinued operations refer to Note B to the Consolidated Financial Statements.

BUSINESS SEGMENT PERFORMANCE

SEGMENT ANALYSIS

The Company's operations are classified into two reportable business segments:
BFGoodrich Aerospace ("Aerospace") and BFGoodrich Engineered Industrial Products ("Engineered Industrial Products"). The Aerospace Segment reorganized during the first quarter of 2000 creating the following new operating groups:
Aerostructures and Aviation Services, Landing Systems, Engine and Safety Systems and Electronic Systems. The segment's maintenance, repair and overhaul businesses are now being reported with their respective original equipment businesses. Prior period amounts have been reclassified to conform with this new group structure. These groups serve commercial, military, regional, business and general aviation markets.

Engineered Industrial Products is a single business group. This group manufactures industrial seals; gaskets; packing products; self-lubricating bearings; diesel, gas and dual fuel engines; air compressors; spray nozzles and vacuum pumps.

Corporate includes general and administrative costs. Segment operating income is total segment revenue reduced by operating expenses directly identifiable with that business segment. Merger-related and consolidation costs are presented separately (see further discussion in Note D of the Notes to the Consolidated Financial Statements).

2000 COMPARED WITH 1999

AEROSPACE

                                                                                         % OF SALES
                                                                                         ----------
                                              2000            1999        % CHANGE      2000    1999
                                              ----            ----        --------      ----    ----
                                                  (IN MILLIONS)

SALES
   Aerostructures and Aviation Services    $  1,455.5     $  1,476.9        (1.4)
   Landing Systems                            1,057.7        1,060.6        (0.3)
   Engine and Safety Systems                    617.5          565.6         9.2
   Electronic Systems                           542.9          514.3         5.6
                                            ---------      ---------
      Total Sales                          $  3,673.6     $  3,617.4         1.6
                                           ==========     ==========
OPERATING INCOME
   Aerostructures and Aviation Services    $    209.0     $    216.8        (3.6)       14.4    14.7
   Landing Systems                              149.0          147.1         1.3        14.1    13.9
   Engine and Safety Systems                    115.7           99.2        16.6        18.7    17.5
   Electronic Systems                           118.1           95.6        23.5        21.8    18.6
                                            ---------       --------
      Total Operating Income               $    591.8     $    558.7         5.9        16.1    15.4
                                           ==========     ==========

AEROSTRUCTURES AND AVIATION SERVICES GROUP sales decreased $21.4 million, or 1.4 percent, from $1,476.9 million in 1999 to $1,455.5 million in 2000. The decrease was primarily attributable to the favorable settlement of a contract claim that resulted in approximately $60 million in sales during 1999, lower sales on the B757, PW4000, MD-11 and MD-80 programs (the MD-11 and MD-80 programs are no longer in production) and lower sales of aftermarket aviation services. These decreases were partially offset by increased sales on the B717-200, A340, V2500 and Super 27 programs, as well as additional aftermarket aerostructures services. Aviation services sales were lower primarily due to lower component volume. Aerostructures aftermarket services posted higher sales than a year ago due to increased volume from its Asian facility.

Operating income decreased $7.8 million, or 3.6 percent, from $216.8 million in 1999 to $209.0 million in 2000. The decrease was primarily attributable to lower results at aviation services (both airframe and component overhaul services recorded losses for the year), partially offset by increased operating income from aerostructures. The increase in aerostructures operating income, despite the decrease in sales, is attributable to higher margins on certain contracts due to productivity improvements and cost controls and significantly lower costs on the site consolidation project that began last year. The decrease in operating income at aviation services was primarily attributable to lower volume, increased overhead costs, most of which related to retaining and training the current work force, inventory adjustments and the write-off of receivables due to the bankruptcy of National Airlines.

LANDING SYSTEMS GROUP sales decreased $2.9 million from $1,060.6 million in 1999 to $1,057.7 million in 2000. The decrease was primarily attributable to lower sales of landing gear and of landing gear services, partially offset by increased sales of wheels and brakes and the favorable settlement of claims for increased work scope on engineering changes related to existing landing gear products. Landing gear sales decreased as a result of reduced Boeing OE deliveries on the B777 and B757 aircraft and the discontinuation of new aircraft production on the MD11 and B737 classic aircraft. Sales for landing gear overhaul services decreased due to fewer customer removals as a result of airline operating cost constraints caused by higher fuel costs. Sales of wheels and brakes increased significantly year over year due to growth in the commercial aftermarket, regional, business, and military markets. Programs most responsible for these increased sales included the A319/320, B737 next generation, Embraer 145, and F16 aircraft.

Operating income increased $1.9 million, or 1.3 percent, from $147.1 million in 1999 to $149.0 million in 2000. The increase resulted primarily from increased sales of wheels and brakes as noted above and the favorable settlement of claims for increased work scope on engineering changes related to existing landing gear products. These increases in operating income were mostly offset by the impact of lower landing gear sales, increased sales incentives and inefficiencies associated with the shutdown and transfer of production out of the Euless, Texas landing gear facility.

ENGINE AND SAFETY SYSTEMS GROUP sales increased $51.9 million, or 9.2 percent, from $565.6 million in 1999 to $617.5 million in 2000. Sales were appreciably higher in Engine Systems as a result of continued strong demand for aerospace OE and industrial gas turbine products. Engine products experienced an increase in volume included coated blades and vanes, fuel injection nozzles, discs and airfoils. Safety Systems posted a modest increase as a result of increased demand for evacuation products.

Operating income for 2000 increased $16.5 million, or 16.6 percent, from $99.2 million in 1999 to $115.7 million in 2000. Operating income results followed the increases in sales described above. In addition to overall stronger volume, Engine Systems recorded a small gain on the sale of land and Safety Systems recovered previously expensed non-recurring engineering costs offsetting some of the higher R&D expenses related to continuing development of its automotive products (Inflatabelt(TM)).

ELECTRONIC SYSTEMS GROUP sales increased $28.6 million, or 5.6 percent, from $514.3 million in 1999 to $542.9 million in 2000. The increase was primarily attributable to acquisitions in space flight systems and increased OE and aftermarket demand for the group's avionics products. These increases were partially offset by the impact of a product line divestiture in 2000 and lower engine sensor sales.

Operating income increased $22.5 million, or 23.5 percent, from $95.6 million in 1999 to $118.1 million in 2000. Higher volume in space/satellite products, primarily from acquisitions, increased demand for general aviation products, a favorable sales mix, productivity improvements and lower new product development costs on the helicopter health and usage management system accounted for the increase in operating income.

ENGINEERED INDUSTRIAL PRODUCTS:

(DOLLARS IN MILLIONS)
                                             2000           1999       % CHANGE
                                             ----           ----       --------

Sales                                       $690.2         $702.4        (1.7)
Operating Income                            $122.1         $118.2         3.3
Operating Income as a percent of Sales        17.7%          16.8%

Sales were lower by $12.2 million, or 1.7 percent, from $702.4 million in 1999 to $690.2 million in 2000. The decrease was primarily due to the completion of a significant diesel-engine program during 1999 and the initiation of sales of a similar but lower revenue producing program during 2000, lower sales of sealing products due in part to a weaker Euro and weakness in the domestic automotive and heavy-duty truck markets. These declines were partially offset by increased sales of compressed air products.

Operating income increased $3.9 million, or 3.3 percent. The increase in operating income is primarily due to productivity improvements and lower nonrecurring engineering costs, partially offset by pressures related to foreign currency and lower sales as discussed above. Operating income as a percentage of sales increased from 16.8 percent to 17.7 percent as a result of these factors.

1999 COMPARED WITH 1998

AEROSPACE

                                                                                                   % OF SALES
                                                                                                   ----------
                                                       1999            1998        % CHANGE      1999      1998
                                                       ----            ----        --------      ----      ----
                                                           (IN MILLIONS)

SALES
   Aerostructures and Aviation Services             $  1,476.9     $  1,454.9         1.5
   Landing Systems                                     1,060.6        1,004.3         5.6
   Engine and Safety Systems                             565.6          524.8         7.8
   Electronic Systems                                    514.3          495.3         3.8
                                                     ---------      ---------
      Total Sales                                   $  3,617.4     $  3,479.3         4.0
                                                    ==========     ==========
OPERATING INCOME
   Aerostructures and Aviation Services             $    216.8     $    201.0         7.9        14.7      13.8
   Landing Systems                                       147.1          111.9        31.5        13.9      11.1
   Engine and Safety Systems                              99.2           92.4         7.4        17.5      17.6
   Electronic Systems                                     95.6           94.7         1.0        18.6      19.1
                                                      --------       --------
      Total Operating Income                        $    558.7     $    500.0        11.7        15.4      14.4
                                                    ==========     ==========

AEROSTRUCTURES AND AVIATION SERVICES GROUP sales increased $22.0 million, or 1.5 percent, from $1,454.9 million in 1998 to $1,476.9 million in 1999. The increase in sales was primarily attributable to the acquisition of the remaining interest in a joint venture business in the Asia Pacific region, increased sales of production spares, additional aftermarket sales and the PW4000 settlement, partially offset by lower OE aerostructure sales. The Asia Pacific joint venture performs aerostructure overhaul services and was previously recorded under the equity method of accounting.

Operating income increased $15.8 million, or 7.9 percent, from $201.0 million during 1998 to $216.8 million in 1999. The increase is primarily attributable to higher aftermarket sales that generally carry a higher margin than OE sales, a gain resulting from an exchange of land, consolidation of a joint venture previously accounted for under the equity method and the settlement of the PW4000 claim, partially offset by higher manufacturing costs associated with the restructuring of several aerostructures facilities and the start-up of the Arkadelphia aerostructures facility.

LANDING SYSTEMS GROUP sales increased $56.3 million, or 5.6 percent, from $1,004.3 million in 1998 to $1,060.6 million in 1999. Landing gear sales increased primarily as a result of increased Boeing OE deliveries on the B737 next generation and military spares on the C-17, partially offset by lower deliveries on the B747 and MD11 programs. Sales of wheels and brakes increased significantly year over year due to growth in the commercial aftermarket, regional, business, and military markets. Programs most responsible for these increased sales included the A330/340, B747, B777, Bombardier Global Express and the F16 programs. Sales of landing gear and wheel and brake overhaul services increased as compared to last year due to new customer awards during 1999 and increased Asia Pacific sales, respectively.

Operating income increased $35.2 million, or 31.5 percent, from $111.9 million in 1998 to $147.1 million in 1999. The increase in sales noted above, together with an overall favorable sales mix, lower sales incentives and operating efficiency improvements all contributed to the higher results.

ENGINE AND SAFETY SYSTEMS GROUP sales for 1999 increased $40.8 million, or 7.8 percent, from $524.8 million in 1998, to $565.6 million in 1999. The increase was attributable to significantly higher sales in Safety Systems as a result of higher demand for aircraft seating products and an acquisition. Engine Systems had a more modest sales growth predominantly in industrial gas turbine products offsetting weakness in fuel pump and controls products.

Operating income for 1999 increased $6.8 million, or 7.4 percent, from $92.4 million in 1998 to $99.2 million in 1999. The increase in operating income was primarily attributable to the increase in sales noted above.

ELECTRONIC SYSTEMS GROUP sales increased $19.0 million, or 3.8 percent, from $495.3 million in 1998 to $514.3 million in 1999. The increase was primarily attributable to increased sales of sensors, satellite, cockpit avionic and aircraft lighting products, as well as the impact of an acquisition in the space flight systems division. These increases were partially offset by lower sales of fuel control products.

Operating income increased $0.9 million, or 1.0 percent, from $94.7 million during 1998 to $95.6 million in 1999. This increase reflects the impact of higher sales volumes and a favorable sales mix of higher margin aftermarket spares, mostly offset by higher R&D spending, primarily on the Health, Usage and Monitoring System (HUMS).


ENGINEERED INDUSTRIAL PRODUCTS

(DOLLARS IN MILLIONS)                     1999         1998        % CHANGE
                                          ----         ----        --------

Sales                                  $  702.4     $  779.9         (9.9)
Operating Income                          118.2        131.6        (10.2)
Operating Income as Percent of Sales       16.8%        16.9%


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

Operating income decreased by $13.4 million, or 10.2 percent, from $131.6 million in 1998 to $118.2 million in 1999. Excluding the impact of dispositions ($6 million) and non-recurring charges ($13 million) during 1998, operating income decreased by approximately $20 million. The non-recurring charges in 1998 related to Y2K costs and a warranty issue related to previously sold diesel engines. Overall, the decrease in operating income between periods was due to the market weakness noted above. Management was able to partially offset the decline in business with various initiatives designed to lower costs including facility consolidation, six sigma projects and the application of lean manufacturing initiatives.

LIQUIDITY AND CAPITAL RESOURCES

SHORT-TERM DEBT

During 2000, the Company increased its committed domestic revolving credit agreements from $600.0 million to $900.0 million. These loan agreements are with various domestic banks. Lines of credit totaling $300.0 million expire in February 2004. The Company has 364-day credit facilities with an aggregate commitment amount of $600.0 million, $300.0 million of which expire in March 2001. Management intends to renew the $300 million credit facility expiring in March 2001 and does not anticipate any problems therein. The $300.0 million facility added in 2000 expires in December 2001. This facility, however, is intended to be repaid and terminated in conjunction with the Company's sale of its Performance Materials segment. In addition, the Company had available formal foreign lines of credit and overdraft facilities, including the committed multi-currency revolver of $241.1 million at December 31, 2000 of which $62.4 million was available.

The Company's $125.0 million committed multi-currency revolving credit facility, with various international banks, expires in the year 2003. The Company intends to use this facility for short and long-term local currency financing to support European operations growth. At December 31, 2000, the Company had borrowed $96.1 million denominated in various currencies at floating rates. The Company has effectively converted $20.5 million of this variable rate debt into fixed-rate debt with an interest rate swap. Management intends to reduce this committed multi-currency revolving credit facility to $80 million in conjunction with the sale of Performance Materials.

The Company also maintains $547.4 million of uncommitted domestic money market facilities with various banks to meet its short-term borrowing requirements. As of December 31, 2000, $253.4 million of these facilities were unused and available. The Company's uncommitted credit facilities are provided by a small number of commercial banks that also provide the Company with all of its domestic committed lines of credit and the majority of its cash management, trust and investment management requirements. As a result of these established relationships, the Company believes that its uncommitted facilities are a highly reliable and cost-effective source of liquidity. Management intends to reduce its uncommitted lines of credit by $155 million in conjunction with the sale of Performance Materials.

Also, reflected as short-term indebtedness of the Company at December 31, 2000, was $175.0 million of 9.625 percent notes that mature in 2001. Due to their maturity within 12 months of year-end, such amount has been reclassified as a current liability.

Long-term debt, absent the reclassification described above, remained relatively constant between 1999 and 2000.

EBITDA

EBITDA is income from continuing operations before distributions on Trust preferred securities, income tax expense, net interest expense, depreciation and amortization and special items. EBITDA for the Company is summarized as follows:

     (IN MILLIONS)                                     2000          1999         1998
                                                       ----          ----         ----

     Income from continuing operations before
        taxes and trust distributions              $     461.4   $     282.2   $    507.9
     Add:
        Net interest expense                             105.5          86.6         80.7
        Depreciation and amortization                    192.5         160.5        144.8
        Special items                                     48.1         223.5        (47.8)
                                                   -----------   -----------   ----------
     EBITDA                                        $     807.5   $     752.8   $    685.6
                                                   ===========   ===========   ==========


OPERATING CASH FLOWS

Operating cash flows decreased $13.3 million from $243.3 million in 1999 to $230.0 million in 2000. The decrease was primarily attributable to a $113.7 million payment to the Internal Revenue Service ("IRS") and an increase in long-term receivables associated with certain leasing activities (Super 27 program), partially offset by lower merger-related and consolidation cost payments and proceeds from the sale of receivables.

The significant increase in receivables during 2000 was primarily attributable to an increase in asbestos-related insurance receivables (approximately $102 million). This increase was partially offset by an increase in asbestos-related amounts payable (approximately $68 million). The net cash flow impact of asbestos-related payments versus insurance recoveries was a net use of $36.4 million in cash in 2000 and a net use of $19.3 million in cash in 1999. For a further discussion of asbestos-related matters, please see the Contingencies section below.

The payment to the IRS was for an income tax assessment and the related accrued interest. The Company intends to pursue its administrative and judicial remedies for a refund of this payment. A reasonable estimation of the Company's potential refund cannot be made at this time; accordingly, no receivable has been recorded.

The lower operating cash flow in 1999 as compared with 1998 was primarily due to significantly higher merger-related and consolidation cost payments. These higher payments were primarily attributable to costs associated with the Company's merger with Coltec Industries in 1999.

Cash flow from operations has been more than adequate to finance capital expenditures in each of the past three years. The Company expects to have sufficient cash flow from operations to finance planned capital expenditures in 2001.

INVESTING CASH FLOWS

The Company used $363.2 million in investing activities in 2000 versus $194.3 million in 1999. The increase was primarily attributable to additional amounts spent on acquisitions, partially offset by reduced capital expenditures. The $34.3 million decrease in amounts spent on investing activities between 1998 and 1999 was primarily attributable to lower capital expenditures, significantly higher cash proceeds from divestitures in 1998 as compared to 1999 and reduced acquisition activity.

FINANCING CASH FLOWS

Financing activities provided cash of $199.1 million in 1998, consumed $72.2 million of cash in 1999, and provided $80.6 million in cash in 2000. Excess operating cash flows in each of these years was used to assist with the payment of dividends and distributions on trust preferred securities. The Company increased its borrowings in 2000 to finance the acquisitions discussed above, as well as the Company's share repurchase program.

DISCONTINUED OPERATIONS CASH FLOW

Cash flow from discontinued operations increased $28.8 million from $37.8 million in 1999 to $66.6 million in 2000. The increase was primarily attributable to lower cash payments related to merger-related and consolidation costs in 2000, better utilization of working capital and reduced capital expenditures and acquisition related payments. These increases were partially offset by lower cash earnings.

Cash flow from discontinued operations increased $419.8 million from a use of cash of $382.0 million in 1998 to positive cash flow of $37.8 million in 1999. The large fluctuation between years was primarily due to a significant acquisition made during 1998.

CONTINGENCIES

GENERAL

There are pending or threatened against BFGoodrich or its subsidiaries various claims, lawsuits and administrative proceedings, all arising from the ordinary course of business with respect to commercial, product liability, asbestos and environmental matters, which seek remedies or damages. BFGoodrich believes that any liability that may finally be determined with respect to commercial and non-asbestos product liability claims should not have a material effect on the Company's consolidated financial position or results of operations. From time to time, the Company is also involved in legal proceedings as a plaintiff involving contract, patent protection, environmental and other matters.

At December 31, 2000, approximately 17 percent of the Company's labor force was covered by collective bargaining agreements. Approximately 3 percent of the labor force is covered by collective bargaining agreements that will expire during 2001.

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

At December 31, 2000 and 1999, the Company had recorded in Accrued Expenses and in Other Non-Current Liabilities a total of $119.9 million and $128.5 million, respectively, to cover future environmental expenditures. These amounts are recorded on an undiscounted basis.

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

ASBESTOS

Garlock Inc. and The Anchor Packing Company

As of December 31, 2000 and 1999, these two subsidiaries of the Company were among a number of defendants (typically 15 to 40) in actions filed in various states by plaintiffs alleging injury or death as a result of exposure to asbestos fibers.

Settlements are generally made on a group basis with payments made to individual claimants over a period of one to four years. The Company recorded charges to operations amounting to approximately $8.0 million in each of 2000, 1999 and 1998 related to payments not covered by insurance.

In accordance with the Company's internal procedures for the processing of asbestos product liability actions and due to the proximity to trial or settlement, certain outstanding actions against Garlock and Anchor have progressed to a stage where the Company can reasonably estimate the cost to dispose of these actions. These actions are classified as actions in advanced stages and are included in the table as such below. Garlock and Anchor are also defendants in other asbestos-related lawsuits or claims involving maritime workers, medical monitoring claimants, co-defendants and property damage claimants. Based on its past experience, the Company believes that these categories of claims will not involve any material liability and are not included in the table below.

With respect to outstanding actions against Garlock and Anchor, which are in preliminary procedural stages, as well as any actions that may be filed in the future, the Company lacks sufficient information upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to estimate with reasonable certainty what, if any, potential liability or costs may be incurred by the Company. However, the Company believes that Garlock and Anchor are in a favorable position compared to many other defendants because, among other things, the asbestos fibers in the asbestos-containing products sold by Garlock and Anchor were encapsulated. Subsidiaries of the Company discontinued distributing encapsulated asbestos-bearing products in the United States during 2000.

Anchor is an inactive and insolvent subsidiary of the Company. The insurance coverage available to it is fully committed. Anchor continues to pay settlement amounts covered by its insurance and is not committing to settle any further actions. Considering the foregoing, as well as the experience of the Company's subsidiaries and other defendants in asbestos litigation, the likely sharing of judgments among multiple responsible defendants, recent bankruptcies of other defendants, legislative efforts and given the substantial amount of insurance coverage that Garlock expects to be available from its solvent carriers to cover the majority of its exposure, the Company believes that pending and reasonably anticipated future actions against Garlock and Anchor are not likely to have a material adverse effect on the Company's financial condition, but could be material to the Company's results of operations in a given period.

Although the insurance coverage which Garlock has available to it is substantial (slightly in excess of $1.0 billion as of December 31, 2000), it should be noted that insurance coverage for asbestos claims is not available to cover exposures initially occurring on and after July 1, 1984. Garlock and Anchor continue to be named as defendants in new actions, some of which allege initial exposure after July 1, 1984. However, these cases are not significant and the Company regularly rejects them for settlement.

The Company has recorded an accrual for liabilities related to Garlock and Anchor asbestos-related matters that are deemed probable and can be reasonably estimated (settled actions and actions in advanced stages of processing), and has separately recorded an asset equal to the amount of such liabilities that is expected to be recovered by insurance. In addition, the Company has recorded a receivable for that portion of payments previously made for Garlock and Anchor asbestos product liability actions and related litigation costs that is recoverable from its insurance carriers. A table is provided below depicting quantitatively the items discussed above.

                                                    2000         1999         1998
                                                    ----         ----         ----

(NUMBER OF CASES)

    New Actions Filed During the Year               36,200       30,200       34,400
    Actions in Advanced Stages at Year-End           5,800        8,300        4,700
    Open Actions at Year-End                        96,300       96,000      101,400

(IN MILLIONS)

    Estimated Liability for Settled Actions and
       Actions in Advanced Stages of Processing     $231.3       $163.1       $112.5
    Estimated Amounts Recoverable From Insurance    $285.7       $183.6       $128.0

    Payments                                        $119.7      $  84.5      $  53.7
    Insurance Recoveries                              83.3         65.2         54.7
                                                   -------      -------      -------
        Net Cash Flow                             $  (36.4)    $  (19.3)      $  1.0
                                                  =========    =========      ======


The Company paid $36.4 million and $19.3 million for the defense and disposition of Garlock and Anchor asbestos-related claims, net of amounts received from insurance carriers, during 2000 and 1999, respectively. The amount of spending in 2000 was consistent with the Company's expectation that spending throughout 2000 would be higher than in 1999.

The Company believes the increased number of new actions in 2000 represents the acceleration of claims from future periods rather than an increase in the total number of asbestos-related claims expected. This acceleration can be mostly attributed to bankruptcies of other asbestos defendants and proposed legislation currently being discussed in Congress.

The acceleration of the claims also may have the impact of accelerating the associated settlement payments. Arrangements with Garlock's insurance carriers, however, potentially limit the amount that can be received in any one year. Thus, to ensure as close a matching as possible between payments made on behalf of Garlock and recoveries received from insurance, various options are currently being pursued. These options include negotiations with plaintiffs' counsel regarding the possibility of deferring payments as well as with its insurance carriers regarding accelerating payments to the Company.

OTHER

The Company and certain of its subsidiaries (excluding Garlock and Anchor) have also been named as defendants in various actions by plaintiffs alleging injury or death as a result of exposure to asbestos fibers. These actions relate to previously owned businesses. The number of claims to date has not been significant and the Company has substantial insurance coverage available to it. Based on the above, the Company believes that these pending and reasonably anticipated future actions are not likely to have a materially adverse effect on the Company's financial condition or results of operations.

The Company is also a defendant in other asbestos-related lawsuits or claims involving maritime workers, medical monitoring claimants, co-defendants and property damage claimants. Based on its past experience, the Company believes that these categories of claims are not likely to have a materially adverse effect on the Company's financial condition or results of operations.

CERTAIN AEROSPACE CONTRACTS

The Company's Aerostructures and Aviation Services Group has a contract with Boeing on the 717-200 program that is subject to certain risks and uncertainties. The Company has pre-production inventory of $74.6 million related to design and development costs on the 717-200 program through December 31, 2000. In addition, the Company has excess-over-average inventory of $58.6 million related to costs associated with the production of the flight test inventory and the first production units on this program. The aircraft was certified by the FAA on September 1, 1999, and Boeing is actively marketing the plane. Recovery of these costs will depend on the ultimate number of aircraft delivered and successfully achieving the Company's cost projections in future years.

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

NEW ACCOUNTING STANDARDS

In March 2000, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an interpretation of APB Opinion No. 25" ("FIN 44"). FIN 44 clarifies the application of APB Opinion No. 25 and among other issues clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequence of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. FIN 44 did not have a material impact on the Company's financial position or results of operations.

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", which, as amended by FASB Statement No. 137, is required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, the adoption of the new Statement will not have a significant effect on earnings or the financial position of the Company.

In December 1999, the SEC staff issued Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements". SAB did not have a significant impact on the Company's results of operations or financial position.

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

Factors that could cause actual results of our Aerospace segment to differ materially from those discussed in the forward-looking statements include, but are not limited to, the following:

o The worldwide civil aviation market could be adversely affected if customers cancel or delay current orders or original-equipment manufacturers reduce the rate they build or expect to build products for such customers. Such cancellations, delays or reductions may occur if there is a substantial change in the health of the airline industry or in the general economy, or if a customer were to experience financial or operational difficulties.

o If the increase in future new aircraft build rates is less than anticipated, there could be a material adverse impact on the Company. Even if orders remain strong, original-equipment manufacturers could reduce the rate at which they build aircraft due to the inability to obtain adequate parts from suppliers and/or because of productivity problems relating to a recent rapid build-up of the labor force to increase the build rate of new aircraft.

o A change in levels of defense spending could curtail or enhance prospects in the Company's military business.

o A change in the level of anticipated new product development costs could negatively impact the segment.

o If the trend towards increased outsourcing or reduced number of suppliers in the airline industry changes, it could affect the Company's business.

o If the Boeing 717 program is not as successful as anticipated, or if the Company is not successful in achieving its cost projections, it could adversely affect the Company's business.

o If the Company is unable to continue to acquire and develop new systems and improvements, it could affect future growth rates.

o In the past there has been a higher-than-normal historical turnover rate of technicians in the MRO business due to hiring by Boeing and the airlines, although recently the turnover rate has been returning closer to historical levels. If this trend were again to reverse, it could have an adverse effect on the Company.

o If the Company does not experience continued growth in demand for its higher-margin aftermarket aerospace products or is unable to achieve improved operating margins in its MRO business, it could have an adverse effect on operating results. Such events could be exacerbated if there is a substantial change in the health of the airline industry, or in the general economy, or if a customer were to experience major financial difficulties. Various industry estimates of future growth of revenue passenger miles, new original equipment deliveries and estimates of future deliveries of regional, business, general aviation and military orders may prove optimistic, which could have an adverse affect on operations.

Factors that could cause actual results of our Engineered Industrial Products segment to differ materially from those discussed in the forward-looking statements include, but are not limited to, the following:

o If maintenance schedules are reduced or delayed in the segment's key customer base, including the petrochemical industry in the US, then results could be adversely impacted. A significant decline in the price of oil would also negatively impact the results of the segment.

o If there is more than anticipated weakness in automotive, truck and trailer and general industrial markets the segment could be significantly impacted.

o The segment could be adversely impacted if capital spending for products used in the manufacture of industrial products in the US declines.

o If decreases in Federal funding cause orders for large engines to decline or be delayed, then the results of the segment could be adversely impacted.

o The results could be adversely impacted if orders in the automotive/heavy-duty truck market decline.

Factors that could cause actual results of our discontinued operations (Performance Materials) to differ materially from those discussed in the forward-looking statements include, but are not limited to, the following:

o Continued increases in raw material and energy costs could significantly impact the operations results.

o Continued weakness in the textile markets served by the discontinued operations of the Company could significantly impact their results.

o If volume does not increase or cost reduction benefits do not materialize, the results of discontinued operations could be adversely affected.

o If cost benefits from continued integration and realignment activities do not occur as expected, results could be adversely impacted.

o         Revenue growth in various businesses may not materialize as expected.

o Foreign exchange rate movements could continue to adversely impact the Company's results.

Factors that could cause actual results of the entire Company to differ materially from those discussed in the forward-looking statements include, but are not limited to, the following:

o If the divestiture of Performance Materials is delayed or if the Company is unable to complete the divestiture, the Company's results of operations and liquidity could be negatively impacted.

o If new product development costs, capital expenditures or net cash flows associated with asbestos-related actions (timing of settlement payments versus the associated recovery of insurance proceeds) exceed the level anticipated by management then the Company's liquidity could be adversely impacted.

o Future claims against the Company's subsidiaries with respect to asbestos exposure and insurance and related costs may result in future liabilities that are significant and may be material. If any of the Company's or Garlock's insurance carriers were to become insolvent, it could have an adverse impact on the Company.

o If there are unexpected developments with respect to environmental matters involving the Company, it could have an adverse effect upon the Company.

o If the Company's state and local tax planning is not as effective as anticipated, the Company's effective tax rate could increase.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE EXPOSURE The table below provides information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table represents principal cash flows and related weighted average interest rates by expected (contractual) maturity dates. Notional values are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable (receive) rates are based on implied forward rates in the yield curve at December 31, 2000.

EXPECTED MATURITY DATE

                                                                                                  FAIR
                             2001      2002     2003     2004    2005  THEREAFTER     TOTAL       VALUE
---------------------------------------------------------------------------------------------------------
Debt
  Fixed Rate               $179.0     $  5.5   $  1.9   $  0.9  $  0.7  $ 1,285.5   $ 1,473.5   $ 1,395.9
    Average Interest Rate     9.5%       4.6%     6.1%     3.9%    3.4%       7.0%        7.3%
  Variable Rate            $757.0     $  0.2   $  0.1      --      --   $    16.5   $   773.8   $   773.8
    Average Interest Rate     7.1%      10.0%    10.0%     --      --         6.8%       7.1%
Interest Rate Swaps
  Variable to Fixed        $ 20.5                                                   $   20.5    $    (0.2)
    Average Pay Rate          6.3%                                                       6.3%
    Average Receive Rate      4.7%                                                       4.7%
  Fixed to Variable                                                     $   200.0   $  200.0    $    (1.0)
    Average Pay Rate                                                          6.1%       6.1%
    Average Receive Rate                                                      6.0%       6.0%
=========================================================================================================

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

See Notes A and M to the Consolidated Financial Statements for a discussion of the Company's exposure to foreign currency transaction risk. At December 31, 2000, a hypothetical 10 percent movement in foreign exchange would not have a material effect on earnings.

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

The Board of Directors pursues its oversight responsibility for the financial statements through its Audit Review Committee, composed of Directors who are not employees of the Company. The Audit Review Committee meets regularly to review with management and Ernst & Young LLP the Company's accounting policies, internal and external audit plans and results of audits. To ensure complete independence, Ernst & Young LLP and the internal auditors have full access to the Audit Review Committee and meet with the Committee without the presence of management.

/s/ D. L. Burner
-----------------------------
D. L. BURNER
Chairman
and Chief Executive Officer

/s/ Ulrich R. Schmidt
-----------------------------
ULRICH R. SCHMIDT
Senior Vice President
and Chief Financial Officer


/s/ R. D. Koney, Jr.
-----------------------------
R. D. KONEY, JR.
Vice President and Controller

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of The BFGoodrich Company

We have audited the accompanying consolidated balance sheet of The BFGoodrich Company and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Coltec Industries Inc, which statements reflect total sales constituting 35 percent in 1998 of the related consolidated total. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Coltec Industries Inc for 1998, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and, for 1998, the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The BFGoodrich Company and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                              /s/Ernst & Young LLP

Charlotte, North Carolina
February 7, 2001

CONSOLIDATED STATEMENT OF INCOME

(dollars in millions, except per share amounts)
YEAR ENDED DECEMBER 31                                              2000             1999               1998
==============================================================================================================
SALES ...................................................        $ 4,363.8         $ 4,319.8         $ 4,259.2
Operating costs and expenses:
  Cost of sales .........................................          3,118.5           3,097.2           3,100.2
  Selling and administrative costs ......................            607.9             620.0             599.1
  Merger-related and consolidation costs ................             45.6             232.1              10.5
--------------------------------------------------------------------------------------------------------------
                                                                   3,772.0           3,949.3           3,709.8
--------------------------------------------------------------------------------------------------------------
OPERATING INCOME ........................................            591.8             370.5             549.4
Interest expense ........................................           (111.0)            (90.7)            (86.2)
Interest income .........................................              5.5               4.1               5.5
Other income (expense)-- net ............................            (24.9)             (1.7)             39.2
--------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes and
  Trust distributions ...................................            461.4             282.2             507.9
Income tax expense ......................................           (156.7)           (125.1)           (182.1)
Distributions on Trust preferred securities .............            (18.4)            (18.4)            (16.1)
--------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS .......................            286.3             138.7             309.7
Income (loss) from discontinued operations-- net of taxes             39.6              30.9              48.3
--------------------------------------------------------------------------------------------------------------
Income before extraordinary items .......................            325.9             169.6             358.0
Extraordinary losses on debt extinguishment - net of
taxes ...................................................               --                --              (4.3)
--------------------------------------------------------------------------------------------------------------
  NET INCOME ............................................        $   325.9         $   169.6         $   353.7
==============================================================================================================
BASIC EARNINGS PER SHARE:
  Continuing operations .................................        $    2.73         $    1.26         $    2.81
  Discontinued operations ...............................             0.38              0.28              0.44
  Extraordinary losses ..................................               --                --             (0.04)
--------------------------------------------------------------------------------------------------------------
  NET INCOME ............................................        $    3.11         $    1.54         $    3.21
==============================================================================================================
DILUTED EARNINGS PER SHARE:
  Continuing operations .................................        $    2.68         $    1.26         $    2.76
  Discontinued operations ...............................             0.36              0.27              0.42
  Extraordinary losses ..................................               --                --             (0.04)
--------------------------------------------------------------------------------------------------------------
  NET INCOME ............................................        $    3.04         $    1.53         $    3.14
==============================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

(dollars in millions, except share amounts)
DECEMBER 31                                                                 2000             1999
---------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents ........................................        $   77.5         $   66.4
Accounts and notes receivable ....................................           910.6            660.5
Inventories ......................................................           865.3            810.7
Deferred income taxes ............................................            98.2            103.5
Prepaid expenses and other assets ................................            79.0             52.0
Net assets of discontinued operations ............................         1,049.7               --
---------------------------------------------------------------------------------------------------
    TOTAL CURRENT ASSETS .........................................         3,080.3          1,693.1
Property .........................................................         1,022.0            968.7
Prepaid pension ..................................................           246.9            212.1
Goodwill .........................................................           761.6            689.0
Identifiable intangible assets ...................................           109.1             53.1
Other assets .....................................................           497.6            430.8
Net assets of discontinued operations ............................              --          1,078.7
---------------------------------------------------------------------------------------------------
    TOTAL ASSETS .................................................        $5,717.5         $5,125.5
===================================================================================================
CURRENT LIABILITIES
Short-term bank debt .............................................        $  756.3         $  229.1
Accounts payable .................................................           403.7            338.2
Accrued expenses .................................................           746.3            649.2
Income taxes payable .............................................            59.3             58.2
Current maturities of long-term debt and capital lease obligations           181.7             14.5
---------------------------------------------------------------------------------------------------
    TOTAL CURRENT LIABILITIES ....................................         2,147.3          1,289.2
Long-term debt and capital lease obligations .....................         1,316.2          1,516.9
Pension obligations ..............................................            61.4             80.4
Postretirement benefits other than pensions ......................           336.9            347.7
Deferred income taxes ............................................             2.3             23.4
Other non-current liabilities ....................................           353.0            303.4
Commitments and contingent liabilities ...........................              --               --
Mandatorily redeemable preferred securities of trusts ............           273.8            271.3
SHAREHOLDERS' EQUITY
Common stock-- $5 par value
Authorized, 200,000,000 shares; issued, 113,295,049 shares in 2000 and 112,064,927 shares in 1999 (excluding 14,000,000 shares
  held by a wholly-owned subsidiary) .............................           566.5            560.3
Additional paid-in capital .......................................           922.8            895.8
Income retained in the business ..................................           158.1            (52.3)
Accumulated other comprehensive income ...........................           (59.6)           (44.2)
Unearned compensation ............................................            (1.2)            (1.2)
Common stock held in treasury, at cost (10,964,761 shares in 2000
  and 1,832,919 shares in 1999) ..................................          (360.0)           (65.2)
---------------------------------------------------------------------------------------------------
    TOTAL SHAREHOLDERS' EQUITY ...................................         1,226.6          1,293.2
---------------------------------------------------------------------------------------------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ...................        $5,717.5         $5,125.5
===================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(dollars in millions)
YEAR ENDED DECEMBER 31                                                      2000           1999           1998
---------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income ........................................................        $325.9         $169.6         $353.7
  Net income from discontinued operations .........................         (39.6)         (30.9)         (48.3)
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Merger-related and consolidation:
    Expenses ......................................................          45.6          232.1           10.5
    Payments ......................................................         (58.4)        (178.3)         (68.6)
  Extraordinary losses on debt extinguishment .....................            --             --            4.3
  Depreciation and amortization ...................................         192.5          160.5          144.8
  Deferred income taxes ...........................................         (15.8)          54.2           86.4
  Net gains on sale of businesses .................................          (2.0)          (6.7)         (58.3)
  Gain on sale of investment ......................................            --           (3.2)            --
  Change in assets and liabilities, net of effects of
    acquisitions and dispositions of businesses:
    Receivables ...................................................        (171.4)         (54.7)         (53.3)
    Sales of receivables ..........................................          54.7           (0.2)          13.2
    Termination of a receivable sales program .....................            --             --          (40.0)
    Inventories ...................................................         (36.0)         (20.6)         (74.2)
    Other current assets ..........................................         (30.0)          (5.5)           3.5
    Accounts payable ..............................................          66.4          (13.3)           0.3
    Accrued expenses ..............................................          76.5           54.5          113.3
    Income taxes payable ..........................................          12.2           36.9           29.5
    Tax benefit on non-qualified options ..........................          (8.3)            --           (4.3)
    Other non-current assets and liabilities ......................        (182.3)        (151.1)          (9.6)
---------------------------------------------------------------------------------------------------------------
    NET CASH PROVIDED BY OPERATING ACTIVITIES .....................         230.0          243.3          402.9
---------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchases of property .............................................        (148.1)        (172.5)        (189.9)
Proceeds from sale of property ....................................          26.9           13.6            3.2
Proceeds from sale of businesses ..................................           4.8           17.6          100.0
Sale of short-term investments ....................................            --            3.5             --
Payments made in connection with acquisitions, net of cash acquired        (246.8)         (56.5)        (141.9)
---------------------------------------------------------------------------------------------------------------
    NET CASH USED BY INVESTING ACTIVITIES .........................        (363.2)        (194.3)        (228.6)
---------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Increase (decrease) in short-term debt, net .......................         501.3           85.4          (52.3)
Proceeds from issuance of long-term debt ..........................           5.0          203.9          724.5
Increase (decrease) in revolving credit facility, net .............            --         (239.5)        (458.0)
Repayment of long-term debt and capital lease obligations .........         (14.7)         (18.6)         (33.1)
Proceeds from issuance of convertible preferred securities, net ...            --             --          144.0
Proceeds from issuance of capital stock ...........................          25.4            6.9           28.8
Purchases of treasury stock .......................................        (300.4)          (0.3)         (64.7)
Dividends .........................................................        (117.6)         (91.6)         (75.7)
Distributions on Trust preferred securities .......................         (18.4)         (18.4)         (16.1)
Other .............................................................            --             --            1.7
---------------------------------------------------------------------------------------------------------------
    NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES ..............          80.6          (72.2)         199.1
---------------------------------------------------------------------------------------------------------------
DISCONTINUED OPERATIONS
Net cash provided (used) by discontinued operations ...............          66.6           37.8         (382.0)
---------------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash and Cash
  Equivalents .....................................................          (2.9)          (1.7)           0.4
---------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents ..............          11.1           12.9           (8.2)
Cash and Cash Equivalents at Beginning of Year ....................          66.4           53.5           61.7
===============================================================================================================
Cash and Cash Equivalents at End of Year ..........................        $ 77.5         $ 66.4         $ 53.5
===============================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                                                   Unearned
                                                                           Income    Accumulated  Portion of
                                                             Additional  Retained in    Other     Restricted
                                          Common Stock        Paid-In        the    Comprehensive   Stock      Treasury
 (in millions)                         Shares       Amount    Capital     Business      Income      Awards       Stock       Total
===================================================================================================================================
BALANCE DECEMBER 31, 1997..........   110.814      $554.0      $880.3     $(392.9)     $(11.9)      $(3.4)      $(35.1)    $  991.0
Net income.........................                                         353.7                                             353.7
Other comprehensive income:
  Unrealized translation
    adjustments,...................                                                      (2.5)                                 (2.5)
  Minimum pension liability
    adjustment.....................                                                      (0.7)                                 (0.7)
                                                                                                                           --------
Total comprehensive income.........                                                                                           350.5
Repurchase of stock by pooled
  company..........................    (1.602)       (8.0)      (40.4)                                                        (48.4)
Employee award programs............     1.078         5.5        31.5                                 0.7         (0.7)        37.0
Conversion of 7.75%
Convertible Subordinated Notes.....     1.235         6.2        12.1                                                          18.3
Purchases of stock for treasury....                                                                              (29.8)       (29.8)
Dividends (per share-- $1.10)......                                         (81.2)                                            (81.2)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1998..........   111.525       557.7       883.5      (120.4)      (15.1)       (2.7)       (65.6)     1,237.4
Net income.........................                                         169.6                                             169.6
Other comprehensive income:
Unrealized translation
  adjustments net of
  reclassification adjustments
  for loss included in net
  income of $0.6...................                                                     (26.6)                                (26.6)
 Minimum pension liability
    adjustment.....................                                                      (2.5)                                 (2.5)
                                                                                                                           --------
Total comprehensive income.........                                                                                           140.5
Employee award programs............     0.540         2.6        12.3                                 1.5          0.7         17.1
Purchases of stock for treasury....                                                                               (0.3)        (0.3)
Dividends (per share-- $1.10)......                                        (101.5)                                           (101.5)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1999..........   112.065       560.3       895.8       (52.3)      (44.2)       (1.2)       (65.2)     1,293.2
Net income.........................                                         325.9                                             325.9
Other comprehensive income:
  Unrealized translation
    adjustments...................                                                      (16.4)                                (16.4)
  Minimum pension liability
    adjustment.....................                                                       1.0                                   1.0
                                                                                                                           --------
TOTAL COMPREHENSIVE INCOME.........                                                                                           310.5
Employee award programs............     1.230         6.2        27.0                                              5.6         38.8
Purchases of stock for treasury....                                                                             (300.4)      (300.4)
Dividends (per share-- $1.10)......                                        (115.5)                                           (115.5)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 2000..........   113.295      $566.5      $922.8     $ 158.1      $(59.6)      $(1.2)     $(360.0)    $1,226.6
===================================================================================================================================

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION The Consolidated Financial Statements reflect the accounts of The BFGoodrich Company and its majority-owned subsidiaries ("the Company" or "BFGoodrich"). Investments in 20- to 50-percent-owned affiliates and majority-owned companies in which investment is considered temporary are accounted for using the equity method. Equity in earnings (losses) from these businesses is included in Other income (expense) -- net. Intercompany accounts and transactions are eliminated.

As discussed in Note B, the Company's Performance Materials segment has been accounted for as a discontinued operation. Unless otherwise noted, disclosures herein pertain to the Company's continuing operations.

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

Off balance sheet derivative financial instruments at December 31, 2000, include interest rate swap agreements, foreign currency forward contracts and foreign currency swap agreements. All derivatives are entered into with major commercial banks that have high credit ratings. Interest rate swap agreements are used by the Company, from time to time, to manage interest rate risk on its floating and fixed rate debt portfolio. The cost of interest rate swaps is recorded as part of interest expense and accrued expenses. Fair value of these instruments is based on estimated current settlement cost.

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

EARNINGS PER SHARE Earnings per share is computed in accordance with SFAS No. 128, "Earnings per Share."

RESEARCH AND DEVELOPMENT EXPENSE The Company performs research and development under Company-funded programs for commercial products, and under contracts with others. Research and development under contracts with others is performed by the Aerospace Segment for military and commercial products. Total research and development expenditures from continuing operations in 2000, 1999 and 1998 were $188.6 million, $194.8 million and $196.1 million, respectively. Of these amounts, $51.4 million, $43.7 million and $63.1 million, respectively, were funded by customers.

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

NEW ACCOUNTING STANDARDS In 2000, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" an interpretation of APB Opinion No. 25" ("FIN 44"). FIN 44 clarifies the application of APB Opinion No. 25 and among other issues clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequence of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 did not have a material impact on the Company's financial position or results of operations.

In 2000, the Company adopted Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements". SAB 101 did not have a material impact on the Company's financial position or results of operations.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", which, as amended by FASB Statement No. 137, is required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, the adoption of the new statement will not have a significant effect on the Company's financial position or results of operations.

B.   DISCONTINUED OPERATIONS

In November 2000, the Company signed a definitive agreement to sell its Performance Materials business to an investor group led by AEA Investors, Inc. for approximately $1.4 billion, consisting of approximately $1.2 billion in cash and approximately $200 million in seller financing. The transaction is expected to close in the first quarter of 2001.

Pursuant to Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"), the Consolidated Financial Statements of the Company have been reclassified to reflect the sale of Performance Materials. Accordingly, the revenues, costs and expenses, assets and liabilities, and cash flows of Performance Materials have been segregated in the Consolidated Statement of Income, Consolidated Balance Sheet and Consolidated Statement of Cash Flows.

Included below is summarized financial information for Performance Materials:

(IN MILLIONS)                                            2000             1999           1998
------------------------------------------------------------------------------------------------
Sales ........................................        $  1,167.7      $  1,217.7      $  1,195.6
Operating income .............................        $    119.1      $    102.8      $    133.8
Interest expense, including allocated interest        $     52.7      $     47.6      $     47.9
Income tax expense ...........................        $     29.4      $     21.4      $     36.4
Income from discontinued operations ..........        $     39.6      $     30.9      $     48.3


(IN MILLIONS)                                            2000             1999
--------------------------------------------------------------------------------
Current assets ...............................        $    391.9      $    396.3
Total assets .................................        $  1,380.2      $  1,408.8
Current liabilities ..........................        $    222.3      $    221.7
Total liabilities ............................        $    330.5      $    330.1
Net assets of discontinued operations ........        $  1,049.7      $  1,078.7

Interest expense has been allocated to discontinued operations based on the percentage of net assets attributable to discontinued operations.

Net assets of discontinued operations does not include the following assets and liabilities of Performance Materials: cash and cash equivalents, short-term debt, long-term debt, pension, postretirement benefits other than pensions, and environmental. These amounts (with the exception of approximately $10 million in liabilities for postretirement benefits other than pensions) will be retained by the Company pursuant to the terms of the agreement. The Company has indemnified the buyer from liabilities arising from certain events defined in the agreement. Such indemnification is not expected to be material to the Company's financial condition.

C.  ACQUISITIONS AND DISPOSITIONS

ACQUISITIONS

POOLING-OF-INTERESTS

On July 12, 1999, the Company completed a merger with Coltec Industries Inc. ("Coltec") by exchanging 35.5 million shares of BFGoodrich common stock for all of the common stock of Coltec. Each share of Coltec common stock was exchanged for .56 of one share of BFGoodrich common stock. The merger was accounted for as a pooling of interests, and all prior period financial statements were restated to include the financial information of Coltec as though Coltec had always been a part of BFGoodrich.

PURCHASES

The following acquisitions were recorded using the purchase method of accounting. Their results of operations have been included in the Company's results since their respective dates of acquisition. Acquisitions made by the Performance Materials Segment are not discussed below.

During 2000, the Company acquired a manufacturer of earth and sun sensors in attitude determination and control subsystems of spacecraft; ejection seat technology; a manufacturer of fuel nozzles; a developer of avionics and displays; the assets of a developer of video camera systems used on space vehicles and tactical aircraft; an equity interest in a joint venture focused on developing and operating a comprehensive open electronic marketplace for aerospace aftermarket products and services; a manufacturer of advanced products and technologies used in space transport and payload applications and a supplier of pyrotechnic devices for space, missile, and aircraft systems. Total consideration aggregated $242.6 million, of which $105.4 million represented goodwill and other intangible assets.

During 1999, the Company acquired a manufacturer of spacecraft attitude determination and control systems and sensor and imaging instruments; the remaining 50 percent interest in a joint venture, located in Singapore, that overhauls and repairs thrust reversers, nacelles and nacelle components; an ejection seat business; and a manufacturer and developer of micro-electromechanical systems, which integrate electrical and mechanical components to form "smart" sensing and control devices. Total consideration aggregated $56.5 million, of which $55.0 million represented goodwill.

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

During 1998, the Company acquired a manufacturer of flexible graphite and polytetrafluoroethylene ("PTFE") products; a business that manufactures, machines and distributes PTFE products; and another business that reprocesses PTFE compounds. The Company also acquired a manufacturer of sealing products; the remaining 20 percent not previously owned of a subsidiary that produces self-lubricating bearings; and a small manufacturer of energetic materials systems during 1998. Total consideration aggregated $143.5 million, of which $105.5 million represented goodwill.

The impact of these acquisitions was not material in relation to the Company's results of operations. Consequently, pro forma information is not presented.

DISPOSITIONS

During 2000, the Company sold all of its interest in one business, resulting in a pre-tax gain of $2.0 million, which has been reported in other income (expense), net.

During 1999, the Company sold all or a portion of its interest in three businesses, resulting in a pre-tax gain of $11.8 million, which has been reported in other income (expense), net.

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

For dispositions accounted for as discontinued operations refer to Note B to the Consolidated Financial Statements.

D.  MERGER-RELATED AND CONSOLIDATION COSTS

The Company has incurred $45.6 million ($29.5 million after-tax) and $232.1 million ($172.8 million after-tax) of merger-related and consolidation costs in 2000 and 1999, respectively. These costs related to the following segments:

(IN MILLIONS)                       2000           1999
------------------------------------------------------------
Aerospace                         $  29.5      $     12.7
Engineered Industrial
  Products                            3.1             3.8
Corporate                            13.0           215.6
------------------------------------------------------------
                                  $  45.6       $   232.1
============================================================


Merger-related and consolidation reserves at December 31, 2000, as well as activity during the year, consisted of:

                            BALANCE                               BALANCE
                          DECEMBER 31,                          DECEMBER 31,
  (IN MILLIONS)               1999      PROVISION    ACTIVITY       2000
-----------------------------------------------------------------------------
Personnel related costs         $ 35.7      $ 18.0   $  (39.5)       $ 14.2
Transaction costs......            2.0          --       (0.1)          1.9
Consolidation..........            7.2        27.6        8.7          43.5
-----------------------------------------------------------------------------
                                $ 44.9      $ 45.6  $   (30.9)       $ 59.6
=============================================================================

During 2000, the Company recorded net merger-related and consolidation costs of $45.6 million consisting of $20.1 million in personnel-related costs (offset by a credit of $2.1 million representing a revision of prior estimates) and $27.6 million in consolidation costs. The $20.1 million in personnel-related costs includes $9.5 million in settlement charges related to lump sum payments made under a nonqualified pension plan that were triggered by the Coltec merger. Personnel-related costs also include $3.3 million in employee relocation costs associated with the Coltec merger, $5.6 million for work force reductions in the Company's Aerospace Segment and $1.7 million for work force reductions in the Company's Engineered Industrial Products Segment. Consolidation costs include a $14.3 million non-cash charge related to the write-off of certain assets; accelerated depreciation related to assets whose useful lives had been reduced as a result of consolidation activities and $13.3 million for realignment activities. The $30.9 million in activity during the year includes reserve reductions of $58.4 million related to cash payments and $13.9 million related to the write-off of assets and accelerated depreciation. Also included within the activity column is a $41.4 million increase in reserves for restructuring associated with the sale of Performance Materials ($3.7 million in personnel-related costs and $37.7 million of consolidation costs). Such costs will be included as a component of the gain on sale upon consummation of the transaction.

Merger-related and consolidation reserves at December 31, 1999, as well as activity during the year, consisted of:

                            BALANCE                               BALANCE
                          DECEMBER 31,                          DECEMBER 31,
  (IN MILLIONS)               1998      PROVISION    ACTIVITY       1999
-----------------------------------------------------------------------------
Personnel related costs           $--       $129.9   $   (94.2)       $ 35.7
Transaction costs......            --         79.2       (77.2)          2.0
Consolidation..........            --         23.0       (15.8)          7.2
-----------------------------------------------------------------------------
                                  $--       $232.1    $ (187.2)       $ 44.9
=============================================================================


During 1999, the Company recorded merger-related and consolidation costs of $232.1 million, of which $9.4 million represents non-cash asset impairment charges. These costs related primarily to personnel related costs, transaction costs and consolidation costs. The merger-related and consolidation reserves were reduced by $187.2 million during the year, of which $178.6 million represented cash payments.

Personnel related costs include severance, change in control and relocation costs. Personnel related costs associated with the Coltec merger were $120.8 million, consisting of $61.8 million incurred under change in control provisions in employment agreements, $53.4 million in employee severance costs and $5.6 million of relocation costs. Personnel related costs also include employee severance costs of $2.1 million for reductions in Engineered Industrial Products (approximately 125 positions) and $7.0 million for reductions in Aerospace (approximately 400 positions).

Transaction costs were associated with the Coltec merger and include investment-banking fees, accounting fees, legal fees, litigation settlement costs, registration and listing fees and other transaction costs.

Consolidation costs include facility consolidation costs and asset impairment charges. Consolidation costs associated with the Coltec merger were $15.6 million, consisting primarily of a $6.6 million non-cash impairment charge for the former BFGoodrich and Aerospace headquarters buildings in Ohio and $3.7 million related to realignment activities at Landing Gear facilities. Consolidation costs also included $1.7 million and $5.7 million related to realignment activities at Engineered Industrial Products and Aerospace, respectively.

During 1998, the Company recorded merger-related and consolidation costs of $10.5 million, related to costs associated with the closure of three facilities and an asset impairment charge. The charge included $4.0 million for employee termination benefits, $1.8 million related to writing down the carrying value of the three facilities to their fair value less cost to sell and $4.7 million for an asset impairment related to an assembly-service facility in Hamburg, Germany.

E.  EARNINGS PER SHARE

The computation of basic and diluted earnings per share for income from continuing operations is as follows:

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)        2000      1999       1998
--------------------------------------------------------------------------
Numerator:
  Numerator for basic earnings per
    share -- income from continuing
      operations........................       $286.3    $138.7    $309.7
Effect of dilutive securities:
  Convertible preferred securities......          6.3        --       4.5
--------------------------------------------------------------------------
  Numerator for diluted earnings per
    share -- income from continuing
      operations available to common
        stockholders after assumed
          conversions...................       $292.6    $138.7  $  314.2
==========================================================================
Denominator:
  Denominator for basic earnings per
    share-- weighted-average shares.....        104.8     110.0     110.2
Effect of dilutive securities:
  Stock options, warrants and restricted
    stock issued........................          0.9       0.7       1.1
  Contingent shares.....................          0.5        --       0.1
  7.75% Convertible Notes...............           --        --       0.5
  Convertible preferred securities......          2.9        --       2.0
--------------------------------------------------------------------------
Dilutive potential common shares........          4.3       0.7       3.7
--------------------------------------------------------------------------
  Denominator for diluted earnings per
    share-- adjusted weighted-average
      shares and assumed conversions....        109.1     110.7     113.9
==========================================================================
Per share income from continuing
  operations:
  Basic.................................        $2.73     $1.26     $2.81
==========================================================================
  Diluted...............................        $2.68     $1.26     $2.76
==========================================================================

The computation of diluted earnings per share excludes the effects of 2.9 million potential common shares for assumed conversions of convertible preferred securities in 1999 because the effect would be anti-dilutive.

F.  SALE OF RECEIVABLES

The Company has an agreement to sell certain trade accounts receivable, up to a maximum of $95.0 million at December 31, 2000 and 1999. At December 31, 2000 and December 31, 1999, $81.5 million and $90.5 million, respectively, of the Company's receivables were sold under this agreement and the sale was reflected as a reduction of accounts receivable in the 2000 and 1999 balance sheet. The receivables were sold at a discount, which was included in interest expense in the 2000 and 1999 income statement.

During 2000, the Company entered into an agreement to sell certain long-term receivables. At December 31, 2000, $47.7 million of the Company's long-term receivables were sold under this agreement and the sale was reflected as a reduction of long-term receivables (included in other assets) in the 2000 balance sheet.

The above agreements contain various recourse provisions under which the Company may be required to repurchase receivables.

G.  INVENTORIES

Inventories consist of the following:

(IN MILLIONS)                              2000      1999
-------------------------------------------------------------
FIFO or average cost (which
approximates current costs):
    Finished products................    $  202.5  $  145.9
    In process.......................       615.5     603.3
    Raw materials and supplies.......       175.4     198.6
-------------------------------------------------------------
                                            993.4     947.8
  Reserve to reduce certain inventories
    to LIFO basis....................       (52.0)    (53.5)
  Progress payments and advances.....       (76.1)    (83.6)
=============================================================
        TOTAL........................     $ 865.3  $  810.7
=============================================================

Approximately 19 and 20 percent of inventory was valued by the LIFO method in 2000 and 1999, respectively.

In-process inventories as of December 31, 2000, which include significant deferred costs for long-term contracts accounted for under contract accounting, are summarized by contract as follows (in millions, except quantities which are number of aircraft):

                           Aircraft Order Status(1)        Company Order Status                              In-Process Inventory
                        Delivered     Un-       Un-                           (3)Firm                        Pre-  Excess-
                               To  filled    filled  (2)Contract            Un-filled   (4)Year     Pro-     Pro-    Over-
Contract                 Airlines  Orders   Options     Quantity  Delivered    Orders  Complete  duction  duction  Average    Total
-----------------------------------------------------------------------------------------------------------------------------------
717-200.................       44     107       149          350         52        98      2006   $ 12.3   $ 74.6   $ 58.6   $145.5
Embraer Tailcone........       --     120       205          480         --        --      2010       --      5.8       --      5.8
Others..................                                                                           107.7      3.3       --    111.0
-----------------------------------------------------------------------------------------------------------------------------------
In-process inventory
  related to long-term
  contracts.........                                                                              $120.0   $ 83.7   $ 58.6    262.3
In-process inventory not
  related to long-term
  contracts......                                                                                                             353.2
===================================================================================================================================
Balance at December 31,
  2000..................                                                                                                     $615.5
===================================================================================================================================

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

In-process inventories include significant deferred costs related to production, pre-production and excess-over-average costs for long-term contracts. The Company has pre-production inventory of $74.6 million related to design and development costs on the 717-200 program at December 31, 2000. In addition, the Company has excess-over-average inventory of $58.6 million related to costs associated with the production of the flight test inventory and the first production units on this program. The aircraft was certified by the FAA on September 1, 1999, and Boeing is actively marketing the plane. Recovery of these costs will depend on the ultimate number of aircraft delivered and successfully achieving the Company's cost projections in future years.

H.  FINANCING ARRANGEMENTS

SHORT-TERM BANK DEBT At December 31, 2000, the Company had separate committed revolving credit agreements with certain banks providing for domestic lines of credit aggregating $900.0 million, an increase of $300.0 million from the prior year. Lines of credit totaling $300.0 million expire on February 18, 2004. Lines of credit under 364-day agreements totaling $300.0 million expire on March 9, 2001. The $300.0 million 364-day agreement added in 2000 expires in December 2001, although the facility is intended to be repaid and terminated in conjunction with the Company's sale of Performance Materials. Borrowings under these agreements bear interest, at the Company's option, at rates tied to the banks' certificate of deposit, Eurodollar or prime rates. Under the agreements expiring in 2004, the Company is required to pay a facility fee of 10.5 basis points per annum on the total $300.0 million committed line. According to the 364-day agreement expiring in March 2001, the Company is required to pay a facility fee of 9 basis points per annum on the total $300.0 million committed line. On these two agreements, if the amount outstanding on any bank's line of credit exceeds fifty percent of the applicable commitment, a usage fee of 10 basis points per annum on the loan outstanding is payable by the Company. On the 364-day agreement expiring in December 2001, the Company is required to pay a 15 basis point facility fee on the total $300.0 million committed line. There is no usage fee on this agreement. At December 31, 2000, $233.0 million was outstanding pursuant to these 364-day agreements.

In addition, the Company had available formal foreign lines of credit and overdraft facilities, including a committed European revolver, of $241.1 million at December 31, 2000, of which $62.4 million was available. The European revolver is a $125.0 million committed multi-currency revolving credit facility with various international banks, expiring in the year 2003. The Company uses this facility for short and long-term, local currency financing to support the growth of its European operations. At December 31, 2000, the Company's short-term borrowings under this facility were $96.1 million. The Company has effectively converted $20.5 million into fixed rate debt with an interest rate swap.

The Company also maintains uncommitted domestic money market facilities with various banks aggregating $547.4 million, of which $253.4 million of these lines were unused and available at December 31, 2000. Weighted-average interest rates on outstanding short-term borrowings were 7.1 percent, 6.2 percent and 5.2 percent at December 31, 2000, 1999 and 1998, respectively. Weighted-average interest rates on short-term borrowings were 6.6 percent, 5.2 percent and 5.6 percent during 2000, 1999 and 1998, respectively.

LONG-TERM DEBT At December 31, 2000 and 1999, long-term debt and capital lease obligations payable after one year consisted of:

(IN MILLIONS)                           2000       1999
-----------------------------------------------------------
9.625% Notes, maturing in 2001        $      --  $   175.0
MTN notes payable.............            699.0      699.0
European revolver.............               --       23.1
IDRBs, maturing in 2023, 6.0%.             60.0       60.0
7.5% senior notes, maturing in
  2008........................            300.0      300.0
6.6% senior notes, maturing in
  2009........................            200.0      200.0
Other debt, maturing to 2020
  (interest rates from 3.0%
  to 8.03%)...................             52.2       52.9
-----------------------------------------------------------
                                        1,311.2    1,510.0
Capital lease obligation
  (Note I)....................              5.0        6.9

===========================================================
        Total.................        $ 1,316.2  $ 1,516.9
===========================================================


SENIOR NOTES In 1999, the Company issued $200.0 million of 6.6 percent senior notes due in 2009. The Company entered into a fixed-to-floating interest rate swap to manage the Company's interest rate exposure. The settlement and maturity dates on the swap are the same as those on the notes. The Company may redeem all or a portion of the notes at any time prior to maturity.

MTN NOTES PAYABLE The Company has periodically issued long-term debt securities in the public markets through a medium term note program (referred to as the MTN program), which commenced in 1995. MTN notes outstanding at December 31, 2000, consist entirely of fixed-rate non-callable debt securities. All MTN notes outstanding were issued between 1995 and 1998, with interest rates ranging from
6.5 percent to 8.7 percent and maturity dates ranging from 2008 to 2046.

IDRBS The industrial development revenue bonds maturing in 2023 were issued to finance the construction of a hangar facility in 1993. Property acquired through the issuance of these bonds secures the repayment of the bonds.

Aggregate maturities of long-term debt, exclusive of capital lease obligations, during the five years subsequent to December 31, 2000, are as follows (in millions): 2001 -- $179.7; 2002 -- $5.7; 2003 -- $2.0; 2004 -- $0.9 and 2005 --
$0.7.

The Company's debt agreements contain various restrictive covenants that, among other things, place limitations on the payment of cash dividends and the repurchase of the Company's capital stock. Under the most restrictive of these agreements, $195.9 million of income retained in the business and additional capital was free from such limitations at December 31, 2000.

I.  LEASE COMMITMENTS

The Company leases certain of its office and manufacturing facilities as well as machinery and equipment under various leasing arrangements. The future minimum lease payments from continuing operations, by year and in the aggregate, under capital leases and under noncancelable operating leases with initial or remaining noncancelable lease terms in excess of one year, consisted of the following at December 31, 2000:

                                             NONCANCELABLE
                                   CAPITAL     OPERATING
(IN MILLIONS)                      LEASES       LEASES
----------------------------------------------------------
2001............................   $ 2.8      $ 31.3
2002............................     2.3        26.7
2003............................     1.9        21.4
2004............................     1.3        16.6
2005............................     0.3        13.8
Thereafter......................      --        27.7
----------------------------------------------------------
Total minimum payments..........     8.6      $137.5
                                            ==============
Amounts representing interest...    (1.6)
-------------------------------------------
Present value of net minimum
  lease payments................     7.0
Current portion of capital lease
  obligations...................    (2.0)
===========================================
        TOTAL...................   $ 5.0
===========================================

Net rent expense from continuing operations consisted of the following:

(IN MILLIONS)           2000          1999        1998
-------------------------------------------------------
Minimum rentals...      $ 34.8       $  40.0    $  35.1
Contingent rentals         1.7            --        0.3
Sublease rentals..        (0.1)         (0.2)      (0.1)
-------------------------------------------------------
        TOTAL.....      $ 36.4        $ 39.8    $  35.3
=======================================================

J.  PENSIONS AND POSTRETIREMENT BENEFITS

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

The Company's general funding policy for pension plans is to contribute amounts at least sufficient to satisfy regulatory funding standards. The Company's qualified pension plans were fully funded on an accumulated benefit obligation basis at December 31, 2000 and 1999. Assets for these plans consist principally of corporate and government obligations and commingled funds invested in equities, debt and real estate. At December 31, 2000, the pension plans held 2.7 million shares of the Company's common stock with a fair value of $98.3 million.

Amortization of unrecognized transition assets and liabilities, prior service cost and gains and losses (if applicable) are recorded using the straight-line method over the average remaining service period of active employees, or approximately 12 years.

The following table sets forth the status of the Company's defined benefit pension plans and defined benefit postretirement plans as of December 31, 2000 and 1999, and the amounts recorded in the Consolidated Balance Sheet at these dates.

                                                    PENSION BENEFITS          OTHER BENEFITS
  (IN MILLIONS)                                     2000        1999         2000        1999
-------------------------------------------------------------------------------------------------
CHANGE IN PROJECTED
  BENEFIT OBLIGATIONS
  Projected benefit obligation at beginning
    of year.................................    $ 1,950.4   $ 2,081.7      $ 340.1      $ 345.7
  Service cost..............................         33.1        38.6          2.3          3.4
  Interest cost.............................        153.2       142.9         26.3         22.9
  Amendments................................         (1.8)       24.6           --          3.6
  Actuarial (gains) losses..................        121.4      (174.6)        19.2         (1.9)
  Acquisitions..............................          2.6          --           --           --
  Plan settlements..........................        (18.9)         --           --           --
  Benefits paid.............................       (167.2)     (162.8)       (35.3)       (33.6)
-----------------------------------------------------------------------------------------------
  Projected benefit obligation at end of year   $ 2,072.8   $ 1,950.4      $ 352.6      $ 340.1
-----------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
  Fair value of plan assets at beginning of
    year....................................    $ 2,246.4   $ 2,185.0      $    --      $    --
  Actual return on plan assets..............        125.3       214.8           --           --
  Acquisitions..............................          2.8          --           --           --
  Company contributions.....................         35.1         9.4         35.3         33.6
  Plan settlements..........................        (25.8)         --           --           --
  Benefits paid.............................       (167.2)     (162.8)       (35.3)       (33.6)
-----------------------------------------------------------------------------------------------
  Fair value of plan assets at end of year..    $ 2,216.6   $ 2,246.4      $    --      $    --
-----------------------------------------------------------------------------------------------
FUNDED STATUS (UNDERFUNDED)
  Funded status.............................    $   143.8   $   296.0      $(352.6)     $(340.1)
  Unrecognized net actuarial loss...........        (26.8)     (229.6)       (15.9)       (34.3)
  Unrecognized prior service cost...........         71.2        86.9         (3.6)        (4.6)
  Unrecognized net transition obligation....          5.1         7.8           --           --
-----------------------------------------------------------------------------------------------
  Prepaid (accrued) benefit cost............    $   193.3   $   161.1      $(372.1)     $(379.0)
===============================================================================================
AMOUNTS RECOGNIZED IN THE
  STATEMENT OF FINANCIAL
  POSITION CONSIST OF:
  Prepaid benefit cost......................    $   251.7   $   231.1      $    --      $    --
  Intangible asset..........................          2.7         4.2           --           --
  Accumulated other comprehensive income....          5.7         6.7           --           --
  Accrued benefit liability.................        (66.8)      (80.9)      (372.1)      (379.0)
-----------------------------------------------------------------------------------------------
  NET AMOUNT RECOGNIZED.....................    $   193.3   $   161.1      $(372.1)     $(379.0)
===============================================================================================
WEIGHTED-AVERAGE ASSUMPTIONS
  AS OF DECEMBER 31
  Discount rate.............................         7.75%       8.00%        7.75%        8.00%
  Expected return on plan assets............         9.25%       9.25%          --           --
  Rate of compensation increase.............         4.00%       4.00%          --           --

For measurement purposes, a 8.5 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually to 5.0 percent for 2005 and remain at that level thereafter.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $78.5 million, $62.9 million and $2.8 million, respectively, as of December 31, 2000 and were $95.4 million, $81.8 million and $11.1 million, respectively, as of December 31, 1999. These amounts are included in the above table.

                                               PENSION BENEFITS                 OTHER BENEFITS
 (IN MILLIONS)                             2000       1999      1998       2000       1999       1998
-------------------------------------------------------------------------------------------------------
COMPONENTS OF NET
  PERIODIC BENEFIT COST (INCOME):
  Service cost......................    $   33.1   $   38.6  $   32.5   $    2.3   $    3.4   $    3.0
  Interest cost.....................       153.2      143.2     141.7       26.2       22.9       23.1
  Expected return on plan assets....      (199.5)    (193.9)   (190.6)        --         --         --
  Amortization of prior service cost        12.0       11.0      26.5       (1.0)      (1.2)      (0.5)
  Amortization of transition
    obligation......................         3.5        0.9       0.1         --         --         --
  Recognized net actuarial (gain) loss     (10.0)      (4.9)      5.8        0.1       (0.9)      (1.3)
-------------------------------------------------------------------------------------------------------
  Benefit cost (income).............        (7.7)      (5.1)     16.0       27.6       24.2       24.3
  Settlements and curtailments
    (gain)/loss.....................         9.5        0.1      (7.8)        --         --         --
-------------------------------------------------------------------------------------------------------
                                        $    1.8   $   (5.0) $    8.2   $   27.6   $   24.2   $   24.3
=======================================================================================================

The table below quantifies the impact of a one percentage point change in the assumed health care cost trend rate.

                                    1 PERCENTAGE  1 PERCENTAGE
  (IN MILLIONS)                        POINT          POINT
                                      INCREASE      DECREASE
----------------------------------------------------------------
Effect on total of service and
  interest cost components in 2000       $  1.7        $  1.5

Effect on postretirement benefit
  obligation as of December 31, 2000     $ 19.2        $ 16.7


The pension and postretirement benefits other than pensions attributable to Performance Materials are included in the amounts above. Pursuant to the terms of the divestiture agreement, the Company will retain these assets and liabilities with the exception of approximately $10 million in liabilities for postretirement benefits other than pensions.

The Company also maintains voluntary retirement savings plans for salaried and wage employees. Under provisions of these plans, eligible employees can receive Company matching contributions on up to the first 6 percent of their eligible earnings. For 2000, 1999 and 1998, Company contributions amounted to $37.5 million, $36.0 million, and $33.3 million, respectively. Company contributions include amounts related to employees of discontinued operations.

K.  INCOME TAXES

Income from continuing operations before income taxes and Trust distributions as shown in the Consolidated Statement of Income consists of the following:

(IN MILLIONS)         2000      1999      1998
-------------------------------------------------
Domestic........    $  400.2  $  227.7  $  476.2
Foreign.........        61.2      54.5      31.7
-------------------------------------------------
    TOTAL.......    $  461.4  $  282.2  $  507.9
=================================================

A summary of income tax (expense) benefit from continuing operations in the Consolidated Statement of Income is as follows:

 (IN MILLIONS)        2000      1999      1998
-------------------------------------------------
Current:
  Federal.......    $ (152.6) $  (54.8) $  (75.5)
  Foreign.......       (11.5)     (6.9)     (7.8)
  State.........        (8.4)     (9.2)    (12.4)
-------------------------------------------------
                      (172.5)    (70.9)    (95.7)
-------------------------------------------------
Deferred:
  Federal.......        28.7     (43.1)    (78.5)
  Foreign.......       (12.9)    (11.1)     (8.5)
  State.........          --        --       0.6
-------------------------------------------------
                        15.8     (54.2)    (86.4)
-------------------------------------------------
    TOTAL.......    $ (156.7) $ (125.1) $ (182.1)
=================================================

Significant components of deferred income tax assets and liabilities at December 31, 2000 and 1999, are as follows:

 (IN MILLIONS)                               2000         1999
-------------------------------------------------------------------
Deferred income tax assets:
  Accrual for postretirement benefits
    other than pensions..............      $ 158.0      $ 135.8
  Inventories........................         44.7         23.2
  Other nondeductible accruals.......         43.3         68.3
  Tax credit and net operating loss
    Carryovers.......................         48.6         66.4
  Employee benefits plans............          8.8          9.1
  Other..............................         55.8         67.2
-------------------------------------------------------------------
    Total deferred income tax assets.        359.2        370.0
-------------------------------------------------------------------
Deferred income tax liabilities:
  Tax over book depreciation.........        (69.8)       (48.1)
  Tax over book intangible amortization      (46.5)       (25.5)
  Pensions...........................        (38.3)       (41.0)
  Capital transactions, net..........         21.5        (62.7)
  Other..............................       (130.2)      (112.6)
-------------------------------------------------------------------
    Total deferred income tax
      liabilities....................       (263.3)      (289.9)
-------------------------------------------------------------------
  NET DEFERRED INCOME TAXES..........      $  95.9      $  80.1
===================================================================

Management has determined, based on the Company's history of prior earnings and its expectations for the future, that taxable income of the Company will more likely than not be sufficient to recognize fully these net deferred tax assets. In addition, management's analysis indicates that the turnaround periods for certain of these assets are for long periods of time or are indefinite. In particular, the turnaround of the largest deferred tax asset related to accounting for postretirement benefits other than pensions will occur over an extended period of time and, as a result, will be realized for tax purposes over those future periods. The tax credit and net operating loss carryovers, principally relating to Rohr, are primarily comprised of federal net operating loss carryovers of $96.2 million, which expire in the years 2005 through 2013, and investment tax credit and other credits of $15.0 million, which expire in the years 2003 through 2014. The remaining deferred tax assets and liabilities approximately match each other in terms of timing and amounts and should be realizable in the future, given the Company's operating history.

The effective income tax rate from continuing operations varied from the statutory federal income tax rate as follows:

                                             PERCENT OF INCOME
                                                  PRETAX
                                          2000        1999     1998
----------------------------------------------------------------------
Statutory federal income tax rate..        35.0%      35.0%     35.0%
Amortization of nondeductible
  goodwill.........................         0.6        0.6       0.8
Credits............................        (0.4)        --      (2.1)
State and local taxes..............         1.2        3.3       2.3
Tax exempt income from foreign sales
  corporation......................        (3.2)      (2.6)     (1.3)
Trust distributions................        (1.4)      (2.3)     (0.5)
Merger-related costs...............          --        6.6        --
Repatriation of non-U.S. earnings..         0.6        1.6       1.4
Other items........................         1.6        2.1       0.3
----------------------------------------------------------------------
Effective income tax rate..........        34.0%      44.3%     35.9%
======================================================================

The Company has not provided for U.S. federal and foreign withholding taxes on $86.8 million of foreign subsidiaries' undistributed earnings as of December 31, 2000, because such earnings are intended to be reinvested indefinitely. It is not practical to determine the amount of income tax liability that would result had such earnings actually been repatriated. On repatriation, certain foreign countries impose withholding taxes. The amount of withholding tax that would be payable on remittance of the entire amount of undistributed earnings would approximate $9.9 million.

L.  BUSINESS SEGMENT INFORMATION

The Company's operations are classified into two reportable business segments:
BFGoodrich Aerospace ("Aerospace") and BFGoodrich Engineered Industrial Products ("Engineered Industrial Products"). The Company's reportable business segments are managed separately based on fundamental differences in their operations.

Aerospace consists of four business groups: Aerostructures and Aviation Services; Landing Systems; Engine and Safety Systems; and Electronic Systems. They serve commercial, military, regional, business and general aviation markets. Aerospace's major products are aircraft engine nacelle and pylon systems; aircraft landing gear and wheels and brakes; sensors and sensor-based systems; fuel measurement and management systems; flight attendant and cockpit seats; aircraft evacuation slides and rafts; ice protection systems, and collision warning systems. Aerospace also provides maintenance, repair and overhaul services on commercial airframes and components.

Engineered Industrial Products is a single business group. This group manufactures industrial seals; gaskets; packing products; self-lubricating bearings; diesel, gas and dual-fuel engines; air compressors; spray nozzles and vacuum pumps.

The Company's business is conducted on a global basis with manufacturing, service and sales undertaken in various locations throughout the world. Aerospace's and Engineered Industrial Products' goods and services, however, are principally sold to customers in North America and Europe.

Segment operating income is total segment revenue reduced by operating expenses identifiable with that business segment. Merger-related and consolidation costs are presented separately. Corporate includes general corporate administrative costs.

The Company evaluates performance and allocates resources based on operating income. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There are no intersegment sales.

(IN MILLIONS)                         2000          1999         1998
------------------------------------------------------------------------
SALES
Aerospace.....................    $  3,673.6    $  3,617.4    $ 3,479.3
Engineered Industrial
  Products....................         690.2         702.4        779.9
------------------------------------------------------------------------
    TOTAL SALES...............    $  4,363.8    $  4,319.8    $ 4,259.2
========================================================================

OPERATING INCOME
Aerospace.....................    $    591.8    $    558.7    $   500.0
Engineered Industrial
  Products....................         122.1         118.2        131.6
------------------------------------------------------------------------
                                       713.9         676.9        631.6
Corporate General and
  Administrative Expenses.....         (76.5)        (74.3)       (71.7)
Merger-related and Consolidation
  Costs.......................         (45.6)       (232.1)       (10.5)
------------------------------------------------------------------------
    TOTAL OPERATING INCOME....    $    591.8    $    370.5    $   549.4
========================================================================
ASSETS
Aerospace.....................    $  3,499.9    $  3,021.8    $ 2,844.9
Engineered Industrial
  Products....................         380.5         390.3        404.0
Net Assets of Discontinued
  Operations..................       1,049.7       1,078.7      1,106.4
Corporate.....................         787.4         634.7        552.7
------------------------------------------------------------------------
    TOTAL ASSETS..............    $  5,717.5    $  5,125.5    $ 4,908.0
========================================================================
CAPITAL EXPENDITURES
Aerospace.....................    $    119.5    $    139.6    $   157.9
Engineered Industrial
  Products....................          14.7          29.4         29.6
Corporate.....................          13.9           3.5          2.4
------------------------------------------------------------------------
    TOTAL CAPITAL
      EXPENDITURES............    $    148.1    $    172.5    $   189.9
========================================================================
DEPRECIATION AND AMORTIZATION
  EXPENSE
Aerospace.....................    $    163.4    $    133.5    $   117.8
Engineered Industrial
  Products....................          26.2          23.4         21.1
Corporate.....................           2.9           3.6          5.9
------------------------------------------------------------------------
    TOTAL DEPRECIATION AND
      AMORTIZATION............    $    192.5    $    160.5    $   144.8
========================================================================
GEOGRAPHIC AREAS
NET SALES
United States.................    $  2,361.6    $  2,999.6    $ 3,059.0
Canada........................         208.2         157.2        159.9
Europe(1).....................       1,092.4         828.5        733.0
Other Foreign.................         701.6         334.5        307.3
------------------------------------------------------------------------
    TOTAL.....................    $  4,363.8    $  4,319.8    $ 4,259.2
========================================================================
PROPERTY
United States.................    $    929.6    $    870.6    $   854.5
Canada........................          54.9          51.2         53.9
Europe........................          28.5          37.7         31.1
Other Foreign.................           9.0           9.2          6.4
------------------------------------------------------------------------
    TOTAL.....................    $  1,022.0    $    968.7    $   945.9
========================================================================

(1) European sales in 2000, 1999 and 1998 included $356.9 million, $357.4 million and $271.7 million, respectively, of sales to customers in France. Sales were allocated to geographic areas based on the country to which the product was shipped.

In 2000, 1999 and 1998, sales to Boeing, solely by the Aerospace Segment, totaled 17 percent, 19 percent and 18 percent, respectively, of consolidated sales. In 2000, 1999 and 1998, sales to Airbus, solely by the Aerospace Segment, totaled 11 percent, 11 percent and 9 percent, respectively, of consolidated sales.

M.  SUPPLEMENTAL BALANCE SHEET INFORMATION

                                              CHARGED
                                    BALANCE  TO COSTS                             BALANCE
                                   BEGINNING    AND                               AT END
(IN MILLIONS)                       OF YEAR   EXPENSE  OTHER(1)  DEDUCTIONS(2)    OF YEAR
-----------------------------------------------------------------------------------------
ACCOUNTS RECEIVABLE ALLOWANCE
Year ended December 31, 2000..      $ 22.1     $ 13.2  $    --    $     (7.4)     $ 27.9
Year ended December 31, 1999..        22.3        2.3       --          (2.5)       22.1
Year ended December 31, 1998..        20.4        5.8     (0.3)         (3.6)       22.3

=========================================================================================

(1) Allowance related to acquisitions

(2) Write-off of doubtful accounts, net of recoveries

 (IN MILLIONS)                       2000         1999
---------------------------------------------------------
PROPERTY
Land.........................    $      43.4  $      43.5
Buildings and improvements...          644.5        604.2
Machinery and equipment......        1,421.1      1,344.9
Construction in progress.....           92.3         98.9
---------------------------------------------------------
                                     2,201.3      2,091.5
Less allowances for
  depreciation...............       (1,179.3)    (1,122.8)
---------------------------------------------------------
    TOTAL....................    $   1,022.0  $     968.7
=========================================================

Property includes assets acquired under capital leases, principally buildings and machinery and equipment, of $19.6 million at December 31, 2000 and 1999. Related allowances for depreciation and amortization are $7.5 million and $6.5 million, respectively. Interest costs capitalized from continuing operations were $1.0 million in 2000, $3.4 million in 1999 and $3.7 million in 1998.

 (IN MILLIONS)                             2000       1999
--------------------------------------------------------------
ACCRUED EXPENSES
Wages, vacations, pensions and other
  employment costs...................      $ 184.2    $ 158.9
Postretirement benefits other than
  Pensions...........................         35.2       31.3
Taxes, other than federal and foreign
  taxes on income....................         26.8       56.7
Accrued environmental liabilities....         25.5       12.5
Accrued asbestos liability...........        174.2      134.6
Accrued interest.....................         46.3       44.3
Merger costs.........................         59.6       44.9
Other................................        194.5      166.0
--------------------------------------------------------------
        TOTAL........................      $ 746.3    $ 649.2
==============================================================

 (IN MILLIONS)                             2000       1999
--------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME
Unrealized foreign currency
  translation........................      $ (53.9)   $ (37.5)
Minimum pension liability............         (5.7)      (6.7)
--------------------------------------------------------------
        TOTAL........................      $ (59.6)   $ (44.2)
==============================================================


FAIR VALUES OF FINANCIAL INSTRUMENTS The Company's accounting policies with respect to financial instruments are described in Note A.

The carrying amounts of the Company's significant on balance sheet financial instruments approximate their respective fair values at December 31, 2000 and 1999, except for the Company's long-term investments and long-term debt.

                                   2000                       1999
                          CARRYING       FAIR       Carrying        Fair
  (IN MILLIONS)            VALUE        VALUE         Value        Value
----------------------------------------------------------------------------
Long-term investments     $     22.5  $     22.3     $     20.4  $     21.2
Long-term debt.......        1,497.9     1,420.3        1,531.5     1,425.7

Off balance sheet derivative financial instruments at December 31, 2000 and 1999 were as follows:

                                                  2000                       1999
                                       CONTRACT/                 Contract/
                                       NOTIONAL        FAIR       Notional       Fair
  (IN MILLIONS)                         AMOUNT        VALUE        Amount        Value
------------------------------------------------------------------------------------------
Interest rate swaps...............      $ 220.5     $  (1.2)     $  223.1    $  (16.6)
Foreign currency forward contracts         10.7          --          26.3         0.3

At December 31, 2000 and 1999 the Company had an interest rate swap agreement to manage the Company's fixed interest rate exposure on its $200.0 million senior notes, wherein the Company pays a LIBOR-based floating rate of interest and receives a fixed rate. At December 31, 2000 and 1999 the Company also had an interest rate swap agreement, hedging a portion of the variable interest expense for the European Revolver, according to which the Company pays a fixed rate and receives a floating rate of interest tied to EURIBOR.

At December 31, 2000 and 1999 the Company had forward exchange contracts to hedge trade receivables and payables as well as intercompany transactions. These contracts mature within one year.

The counterparties to each of these agreements are major commercial banks. Management believes that losses related to credit risk are remote.

The Company has an outstanding contingent liability for guaranteed debt and lease payments of $38.0 million, and for letters of credit of $37.9 million. It was not practical to obtain independent estimates of the fair values for the contingent liability for guaranteed debt and lease payments and for letters of credit without incurring excessive costs. In the opinion of management, non-performance by the other parties to the contingent liabilities will not have a material effect on the Company's results of operations or financial condition.


N.  SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth non-cash financing and investing activities and other cash flow information. Acquisitions accounted for under the purchase method are summarized as follows:

 (IN MILLIONS)                      2000          1999        1998
---------------------------------------------------------------------
Estimated fair value of
  Tangible assets acquired..       $ 200.1       $  20.9    $   40.4
Goodwill and identifiable
  intangible assets
  acquired..................         109.0          58.3       113.6
Cash paid...................        (246.8)        (56.5)     (141.9)
---------------------------------------------------------------------
Liabilities assumed or
  Created...................       $  62.3       $  22.7    $   12.1
=====================================================================
Interest paid (net of amount
  capitalized)..............       $ 165.1       $ 126.9    $  120.7
Income taxes paid...........         204.8          66.3        45.9

O.  PREFERRED STOCK

There are 10,000,000 authorized shares of Series Preferred Stock -- $1 par value. Shares of Series Preferred Stock that have been redeemed are deemed retired and extinguished and may not be reissued. As of December 31, 2000, 2,401,673 shares of Series Preferred Stock have been redeemed, and no shares of Series Preferred Stock were outstanding. The Board of Directors establishes and designates the series and fixes the number of shares and the relative rights, preferences and limitations of the respective series of the Series Preferred Stock.

CUMULATIVE PARTICIPATING PREFERRED STOCK -- SERIES F The Company has 200,000 shares of Junior Participating Preferred Stock-Series F -- $1 par value authorized at December 31, 2000. Series F shares have preferential voting, dividend and liquidation rights over the Company's common stock. At December 31, 2000, no Series F shares were issued or outstanding and 127,039 shares were reserved for issuance.

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

P. COMMON STOCK

During 2000, 1999 and 1998, 1.230 million; 0.540 million and 1.078 million shares, respectively, of authorized but unissued shares of common stock were issued under the Stock Option Plan and other employee stock-based compensation plans.

On July 12, 1999, 35.472 million shares of common stock were issued in connection with the merger with Coltec (see Note A).

During 1998, 1.235 million shares of authorized but previously unissued shares of common stock were issued upon conversion of Rohr debentures that were extinguished in late 1997.

The Company acquired 9.330 million, 0.085 million and 0.628 million shares of treasury stock in 2000, 1999 and 1998, respectively, and reissued 0.198 and
0.099 million in 2000 and 1999, respectively, in connection with the Stock Option Plan and other employee stock-based compensation plans. In 1998, 0.015 million shares of common stock previously awarded to employees were forfeited and restored to treasury stock.

During 1998, 1.602 million shares were repurchased by a pooled company (Coltec).

As of December 31, 2000, there were 10.878 million shares of common stock reserved for future issuance under the Stock Option Plan and other employee stock-based compensation plans and 2.866 million shares of common stock reserved for conversion of the 5 1/4% Trust Convertible Preferred Securities.

Q.  PREFERRED SECURITIES OF TRUST

In April 1998, Coltec privately placed with institutional investors $150 million (3,000,000 shares at liquidation value of $50 per Convertible Preferred Security) of 5 1/4% Trust Convertible Preferred Securities ("Convertible Preferred Securities"). The placement of the Convertible Preferred Securities was made through Coltec's wholly-owned subsidiary, Coltec Capital Trust ("Trust"), a newly-formed Delaware business trust. The Convertible Preferred Securities represent undivided beneficial ownership interests in the Trust. Substantially all the assets of the Trust are the 5 1/4% Convertible Junior Subordinated Deferrable Interest Debentures due April 15, 2028, which were acquired with the proceeds from the private placement of the Convertible Preferred Securities. Coltec's obligations under the Convertible Junior Subordinated Debentures, the Indenture pursuant to which they were issued, the Amended and Restated Declaration of Trust of the Trust, the Guarantee of Coltec and the Guarantee of the Company, taken together, constitute a full and unconditional guarantee by the Company of amounts due on the Convertible Preferred Securities. The Convertible Preferred Securities are convertible at the option of the holders at any time into the common stock of the Company at an effective conversion price of $52 1/3 per share and are redeemable at the Company's option after April 20, 2001 at 102.63% of the liquidation amount declining ratably to 100% after April 20, 2004.

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

R.  STOCK OPTION PLAN

The Stock Option Plan, which will expire on April 19, 2004, unless renewed, provides for the awarding of or the granting of options to purchase 5,000,000 shares of common stock of the Company. Generally, options granted are exercisable at the rate of 35 percent after one year, 70 percent after two years and 100 percent after three years. Certain options are fully exercisable immediately after grant. The term of each option cannot exceed 10 years from the date of grant. All options granted under the Plan have been granted at not less than 100 percent of fair market value (as defined) on the date of grant.

The Company also has outstanding stock options under other employee stock-based compensation plans, including the pre-merger plans of Coltec and Rohr. These stock options are included in the disclosures below.

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

                                                         2000    1999    1998
-------------------------------------------------------------------------------
Risk-Free Interest Rate (%)..........................      5.0     6.7     4.7
Dividend Yield (%)...................................      3.4     3.5     2.8
Volatility Factor (%)................................     37.5    36.0    31.0
Weighted Average Expected Life of the Options (years)      7.0     7.0     4.5

The option valuation model requires the input of highly subjective assumptions, primarily stock price volatility, changes in which can materially affect the fair value estimate. The weighted-average fair values of stock options granted during 2000, 1999 and 1998 were $8.65, $12.13 and $10.36, respectively.

For purposes of the pro forma disclosures required by SFAS 123, the estimated fair value of the options is amortized to expense over the options vesting period. In addition, the grant-date fair value of performance shares (discussed below) is amortized to expense over the three-year plan cycle without adjustments for subsequent changes in the market price of the Company's common stock. The Company's pro forma information is as follows:

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)         2000     1999       1998
---------------------------------------------------------------------------
Net income:
  As reported...........................     $  325.9  $  169.6  $   353.7
  Pro forma.............................        320.6     157.3      345.9
Earnings per share:
  Basic:
    As reported.........................     $   3.11  $   1.54  $    3.21
    Pro forma...........................         3.06      1.43       3.14
  Diluted:
    As reported.........................     $   3.04  $   1.53  $    3.14
    Pro forma...........................         3.00      1.42       3.04

The effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of effects on reported net income for future years. The pro forma effect in 1999 includes $2.6 million after-tax expense related to acceleration of vesting in connection with the Coltec merger. Additional awards in future years are anticipated.

A summary of the Company's stock option activity and related information follows:

(OPTIONS IN THOUSANDS)                      WEIGHTED AVERAGE
YEAR ENDED DECEMBER 31, 2000       OPTIONS    EXERCISE PRICE
-------------------------------------------------------------
Outstanding at beginning of
  Year........................     7,811.1     $       30.10
  Granted.....................     2,483.7             26.66
  Exercised...................    (1,401.6)            22.10
  Forfeited...................      (373.6)            32.62
-------------------------------------------------------------
  Outstanding at end of year..     8,519.6             31.41
=============================================================
Year Ended December 31, 1999
Outstanding at beginning of
  Year........................     7,093.4     $       30.18
  Granted.....................     1,480.1             35.85
  Exercised...................      (477.7)            25.67
  Forfeited...................      (193.5)            36.92
  Expired.....................       (91.2)            42.22
-------------------------------------------------------------
  Outstanding at end of year..     7,811.1             30.10
=============================================================
Year Ended December 31, 1998
Outstanding at beginning of
  Year........................     6,963.6     $       27.90
  Granted.....................     1,286.4             41.24
  Exercised...................    (1,054.7)            27.63
  Forfeited...................       (99.8)            36.17
  Expired.....................        (2.1)            38.04
-------------------------------------------------------------
  Outstanding at end of year..     7,093.4             30.18
=============================================================

The following table summarizes information about the Company's stock options outstanding at December 31, 2000:

                          OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE

                           NUMBER                          WEIGHTED
                      OUTSTANDING   WEIGHTED AVERAGE        AVERAGE                              WEIGHTED
 RANGE OF                     (IN          REMAINING       EXERCISE   NUMBER EXERCISABLE          AVERAGE
EXERCISE PRICES        THOUSANDS)   CONTRACTUAL LIFE          PRICE       (IN THOUSANDS)   EXERCISE PRICE
----------------------------------------------------------------------------------------------------------
$11.96-- $24.44...        1,975.6          4.2 years      $   19.44              1,957.6      $     19.41
$25.53-- $29.11...        2,669.7          8.4 years          26.72                814.6            27.00
$30.18-- $39.88...        2,228.4          7.2 years          36.32              1,569.1            36.43
$40.13-- $49.06...        1,645.9          6.7 years          41.33              1,627.3            41.31
----------------------------------------------------------------------------------------------------------
    Total.........        8,519.6                                                5,968.6
==========================================================================================================


During 2000, 1999 and 1998, restricted stock awards for 12,300; 89,810 and 52,886 shares, respectively, were made. Restricted stock awards may be subject to conditions established by the Board of Directors. Under the terms of the restricted stock awards, the granted stock vests two years and ten months after the award date. The cost of these awards, determined as the market value of the shares at the date of grant, is being amortized over the vesting period. In 2000, 1999 and 1998, $0.4 million, $4.1 million and $2.0 million, respectively, was charged to expense for restricted stock awards. Of the $4.1 million of expense recognized in 1999, $3.6 million related to acceleration of vesting in connection with the Coltec merger.

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

Prior to 1998, the market value of performance shares awarded under the plan was recorded as unearned restricted stock. In 1998, the Company changed the plan to a phantom performance share plan. Dividends accrue on phantom shares and are reinvested in additional phantom shares. Under this plan, compensation expense is recorded based on the extent performance objectives are expected to be met. During 2000 and 1999, the Company issued 856,800 and 304,780 phantom performance shares, respectively. During 2000, 1999 and 1998, 50,500; 34,263 and 10,356
performance shares, respectively, were forfeited. In 2000, 1999 and 1998, $10.0 million, $3.1 million and $1.3 million, respectively, was charged to expense for performance shares. If the provisions of SFAS 123 had been used to account for awards of performance shares, the weighted-average grant-date fair value of performance shares granted in 2000, 1999 and 1998 would have been $23.12, $35.66 and $45.47 per share, respectively.

In 2000, a final pro rata payout (approximately 127,000 shares) of the 1998 and 1999 awards was made in connection with the Company's adoption of new performance measures (approximately 10,000 of these shares were not issued as they were deferred by recipients). In 1999, a partial payout (approximately 83,000 shares) of the 1998 awards was made under change in control provisions as a result of the Coltec merger.

S.  EXTRAORDINARY ITEMS

During 1998, the Company incurred an extraordinary charge of $4.3 million (net of a $2.2 million income tax benefit), or $0.04 per diluted share, in connection with early debt repayment.

T.  COMMITMENTS AND CONTINGENCIES

GENERAL

There are pending or threatened against BFGoodrich or its subsidiaries various claims, lawsuits and administrative proceedings, all arising from the ordinary course of business with respect to commercial, product liability, asbestos and environmental matters, which seek remedies or damages. BFGoodrich believes that any liability that may finally be determined with respect to commercial and non-asbestos product liability claims should not have a material effect on the Company's consolidated financial position or results of operations. From time to time, the Company is also involved in legal proceedings as a plaintiff involving contract, patent protection, environmental and other matters. Gain contingencies, if any, are recognized when they are realized.

At December 31, 2000, approximately 17 percent of the Company's labor force was covered by collective bargaining agreements. Approximately 3 percent of the labor force is covered by collective bargaining agreements that will expire during 2001.

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

At December 31, 2000 and 1999, the Company had recorded in Accrued Expenses and in Other Non-Current Liabilities a total of $119.9 million and $128.5 million, respectively, to cover future environmental expenditures. These amounts are recorded on an undiscounted basis.

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

ASBESTOS

Garlock Inc. and The Anchor Packing Company

As of December 31, 2000 and 1999, these two subsidiaries of the Company were among a number of defendants (typically 15 to 40) in actions filed in various states by plaintiffs alleging injury or death as a result of exposure to asbestos fibers.

Settlements are generally made on a group basis with payments made to individual claimants over a period of one to four years. The Company recorded charges to operations amounting to approximately $8.0 million in each of 2000, 1999 and 1998 related to payments not covered by insurance.

In accordance with the Company's internal procedures for the processing of asbestos product liability actions and due to the proximity to trial or settlement, certain outstanding actions against Garlock and Anchor have progressed to a stage where the Company can reasonably estimate the cost to dispose of these actions. These actions are classified as actions in advanced stages and are included in the table as such below. Garlock and Anchor are also defendants in other asbestos-related lawsuits or claims involving maritime workers, medical monitoring claimants, co-defendants and property damage claimants. Based on its past experience, the Company believes that these categories of claims will not involve any material liability and are not included in the table below.

With respect to outstanding actions against Garlock and Anchor, which are in preliminary procedural stages, as well as any actions that may be filed in the future, the Company lacks sufficient information upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to estimate with reasonable certainty what, if any, potential liability or costs may be incurred by the Company. However, the Company believes that Garlock and Anchor are in a favorable position compared to many other defendants because, among other things, the asbestos fibers in the asbestos-containing products sold by Garlock and Anchor were encapsulated. Subsidiaries of the Company discontinued distributing encapsulated asbestos-bearing products in the United States during 2000.

Anchor is an inactive and insolvent subsidiary of the Company. The insurance coverage available to it is fully committed. Anchor continues to pay settlement amounts covered by its insurance and is not committing to settle any further actions. Considering the foregoing, as well as the experience of the Company's subsidiaries and other defendants in asbestos litigation, the likely sharing of judgments among multiple responsible defendants, recent bankruptcies of other defendants, legislative efforts and given the substantial amount of insurance coverage that Garlock expects to be available from its solvent carriers to cover the majority of its exposure, the Company believes that pending and reasonably anticipated future actions against Garlock and Anchor are not likely to have a material adverse effect on the Company's financial condition, but could be material to the Company's results of operations in a given period.

Although the insurance coverage which Garlock has available to it is substantial (slightly in excess of $1.0 billion as of December 31, 2000), it should be noted that insurance coverage for asbestos claims is not available to cover exposures initially occurring on and after July 1, 1984. Garlock and Anchor continue to be named as defendants in new actions, some of which allege initial exposure after July 1, 1984. However, these cases are not significant and the Company regularly rejects them for settlement.

The Company has recorded an accrual for liabilities related to Garlock and Anchor asbestos-related matters that are deemed probable and can be reasonably estimated (settled actions and actions in advanced stages of processing), and has separately recorded an asset equal to the amount of such liabilities that is expected to be recovered by insurance. In addition, the Company has recorded a receivable for that portion of payments previously made for Garlock and Anchor asbestos product liability actions and related litigation costs that is recoverable from its insurance carriers. A table is provided below depicting quantitatively the items discussed above.

                                                     2000      1999      1998
                                                     ----      ----      ----

(NUMBER OF CASES)

    New Actions Filed During the Year                36,200    30,200    34,400
    Actions in Advanced Stages at Year-End            5,800     8,300     4,700
    Open Actions at Year-End                         96,300    96,000   101,400

(IN MILLIONS)

    Estimated Liability for Settled Actions and
       Actions in Advanced Stages of Processing     $ 231.3   $ 163.1   $ 112.5
    Estimated Amounts Recoverable From Insurance    $ 285.7   $ 183.6   $ 128.0

    Payments                                        $ 119.7   $  84.5   $  53.7
    Insurance Recoveries                               83.3      65.2      54.7
                                                    -------   -------   -------
        Net Cash Flow                               $ (36.4)  $ (19.3)  $   1.0
                                                    =======   =======   =======


The Company paid $36.4 million and $19.3 million for the defense and disposition of Garlock and Anchor asbestos-related claims, net of amounts received from insurance carriers, during 2000 and 1999, respectively. The amount of spending in 2000 was consistent with the Company's expectation that spending throughout 2000 would be higher than in 1999.

The Company believes the increased number of new actions in 2000 represents the acceleration of claims from future periods rather than an increase in the total number of asbestos-related claims expected. This acceleration can be mostly attributed to bankruptcies of other asbestos defendants and proposed legislation currently being discussed in Congress.

The acceleration of the claims also may have the impact of accelerating the associated settlement payments. Arrangements with Garlock's insurance carriers, however, potentially limit the amount that can be received in any one year. Thus, to ensure as close a matching as possible between payments made on behalf of Garlock and recoveries received from insurance, various options are currently being pursued. These options include negotiations with plaintiffs' counsel regarding the possibility of deferring payments as well as with its insurance carriers regarding accelerating payments to the Company.

OTHER

The Company and certain of its subsidiaries (excluding Garlock and Anchor) have also been named as defendants in various actions by plaintiffs alleging injury or death as a result of exposure to asbestos fibers. These actions relate to previously owned businesses. The number of claims to date has not been significant and the Company has substantial insurance coverage available to it. Based on the above, the Company believes that these pending and reasonably anticipated future actions are not likely to have a materially adverse effect on the Company's financial condition or results of operations.

The Company is also a defendant in other asbestos-related lawsuits or claims involving maritime workers, medical monitoring claimants, co-defendants and property damage claimants. Based on its past experience, the Company believes that these categories of claims are not likely to have a materially adverse effect on the Company's financial condition or results of operations.

QUARTERLY FINANCIAL DATA (UNAUDITED) (1)

                                                        2000 QUARTERS                                 1999 QUARTERS
 (DOLLARS IN MILLIONS)                      FIRST    SECOND      THIRD       FOURTH      FIRST      SECOND      THIRD     FOURTH
-----------------------------------------------------------------------------------------------------------------------------------
BUSINESS SEGMENT SALES:
  Aerospace..........................    $   893.0   $   900.2  $   926.0   $  954.4   $   926.2   $   965.9  $   855.2  $  870.1
  Engineered Industrial Products.....        177.6       182.2      167.4      163.0       185.6       186.5      170.6     159.7
-----------------------------------------------------------------------------------------------------------------------------------
        TOTAL SALES..................    $ 1,070.6   $ 1,082.4  $ 1,093.4   $1,117.4   $ 1,111.8   $ 1,152.4  $ 1,025.8  $1,029.8
===================================================================================================================================
    GROSS PROFIT.....................    $   304.5   $   310.3  $   312.8   $  317.7   $   308.3   $   317.7  $   292.9  $  303.7
===================================================================================================================================
BUSINESS SEGMENT OPERATING INCOME:
  Aerospace..........................    $   138.7   $   141.9  $   154.1   $  157.1   $   142.5   $   144.9  $   130.9  $  140.4
  Engineered Industrial Products.....         33.6        32.6       29.0       26.9        34.2        37.0       28.1      18.9
  Corporate..........................        (18.7)      (17.6)     (18.1)     (22.1)      (19.5)      (18.8)     (17.4)    (18.6)
  Merger-Related and Consolidation
    Costs............................         (5.4)      (15.4)      (8.3)     (16.5)       --         (10.1)    (195.0)    (27.0)
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME...............    $   148.2   $   141.5  $   156.7   $  145.4   $   157.2   $   153.0  $   (53.4) $  113.7
===================================================================================================================================
INCOME (LOSS) FROM:
  Continuing Operations..............    $    73.0   $    69.1  $    72.9   $   71.3   $    80.9   $    81.3  $   (79.6) $   56.2
  Discontinued Operations............         13.1        12.6        7.0        6.9        (4.6)       16.6        8.7      10.1
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME...........................    $    86.1   $    81.7  $    79.9   $   78.2   $    76.3   $    97.9  $   (70.9) $   66.3
===================================================================================================================================
Basic Earnings (Loss) Per Share:
  Continuing operations..............    $    0.67   $    0.65  $    0.72   $   0.70   $    0.74   $    0.74  $   (0.72) $   0.51
  Discontinued Operations                $    0.12   $    0.12  $    0.07   $   0.07   $   (0.04)  $    0.15  $    0.08  $   0.09
  Net income.........................    $    0.79   $    0.77  $    0.79   $   0.77   $    0.70   $    0.89  $   (0.64) $   0.60
Diluted Earnings (Loss) Per Share:
  Continuing operations..............    $    0.66   $    0.64  $    0.70   $   0.68   $    0.73   $    0.73  $   (0.72) $   0.51
  Discontinued Operations                $    0.12   $    0.11  $    0.07   $   0.07   $   (0.04)  $    0.14  $    0.08  $   0.09
  Net income.........................    $    0.78   $    0.75  $    0.77   $   0.75   $    0.69   $    0.87  $   (0.64) $   0.60
===================================================================================================================================

(1) The historical amounts presented above have been restated to present the Company's Performance Materials business as a discontinued operation.

The first quarter of 2000 includes a $5.4 million pre-tax charge, of which $1.5 million represented non-cash charges for asset impairment. The charge related to personnel related costs and consolidation costs in connection with the Coltec merger and restructuring activities at the Company's Aerospace Segment.

The second quarter of 2000 includes a $15.4 million pre-tax charge, of which $3.4 million represented non-cash charges for accelerated depreciation and asset impairment. The charge related to personnel related costs and consolidation costs in connection with the Coltec merger and restructuring activities at the Company's Aerospace Segment.

The third quarter of 2000 includes a $8.3 million pre-tax charge, of which $6.4 million represented non-cash charges for accelerated depreciation. The charge related to personnel related costs and consolidation costs in connection with the Coltec merger and restructuring activities at the Company's Aerospace Segment.

The fourth quarter of 2000 includes a $16.5 million pre-tax charge, of which $3.0 million represented non-cash charges for accelerated depreciation and asset impairment. The charge related to personnel related costs and consolidation costs in connection with the Coltec merger and restructuring activities at the Company's Aerospace and Engineered Industrial Products Segments. The fourth quarter also includes a $2.5 million pre-tax charge in other income (expense) related to a write-down of a business held for sale to its net realizable value.

The second quarter of 1999 includes a $10.1 million pre-tax charge related to certain executive severance payments and employee relocation costs related to the Coltec Merger. The second quarter of 1999 also includes a $6.1 million pre-tax gain in other income (expense) from the sale of businesses.

The third quarter of 1999 includes a $195.0 million pre-tax charge, of which $6.6 million represented non-cash asset impairment charges. The charge related to personnel related costs, transaction costs and consolidation costs in connection with the Coltec merger and restructuring activities at the Company's Aerospace and Engineered Industrial Products Segments. The third quarter of 1999 also includes a $2.4 million pre-tax gain in other income (expense) from the sale of a portion of the Company's interest in a business.

The fourth quarter of 1999 includes a $27.0 million pre-tax charge, of which $2.8 million represented non-cash asset impairment charges. The charge related to personnel related costs, transaction costs and consolidation costs in connection with the Coltec merger and restructuring activities at Aerospace.

SELECTED FINANCIAL DATA (1)

 (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)           2000       1999        1998       1997       1996
--------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME DATA:
Sales..........................................        $ 4,363.8  $  4,319.8  $  4,259.2  $ 3,783.2  $ 3,181.1
Operating income...............................            591.8       370.5       549.4      315.5      383.0
Income from continuing operations..............            286.3       138.7       309.7      144.4      146.6
BALANCE SHEET DATA:
Total assets...................................        $ 5,717.5  $  5,125.5  $  4,908.0  $ 4,146.5  $ 4,110.4
Total debt.....................................          2,254.2     1,760.5     1,724.7    1,519.7    1,794.3
Mandatorily redeemable preferred securities of trusts      273.8       271.3       268.9      123.1      122.6
Total shareholders' equity.....................          1,226.6     1,293.2     1,237.4      991.0      749.4
OTHER FINANCIAL DATA:
Total segment operating income (3).............        $   713.9  $    676.9  $    631.6  $   472.8  $   464.8
EBITDA(2),(3)..................................            807.5       752.8       685.6      545.8      489.0
Operating cash flow............................            230.0       243.3       402.9      324.1      209.8
Capital expenditures...........................            148.1       172.5       189.9      166.8      129.7
Depreciation...................................            133.6       114.8       106.4       96.5       82.2
Dividends (common and preferred)...............            117.6        91.6        75.7       59.5       58.8
Distributions on preferred securities of trusts             18.4        18.4        16.1       10.5       10.5
PER SHARE OF COMMON STOCK:
Income from continuing operations, diluted.....        $    2.68  $     1.26  $     2.76  $    1.30  $    1.35
Diluted EPS (3)................................             2.97        2.75        2.48       1.89       1.44
Dividends declared.............................             1.10        1.10        1.10       1.10       1.10
Book value.....................................            12.00       11.74       11.28       9.04       7.00
RATIOS:
Segment operating income as a percent of sales (%)          16.4        15.7        14.8       12.5       14.6
Debt-to-capitalization ratio (%)...............             59.9        52.8        53.3       57.7       67.3
Effective income tax rate (%)..................             34.0        44.3        35.9       41.2       33.8
OTHER DATA:
Common shares outstanding at end of year (millions)        102.3       110.2       109.7      109.7      107.1
Number of employees at end of year (4).........           26,322      27,044      27,234     25,910     26,113
==============================================================================================================

(1) Except as otherwise indicated, the historical amounts presented above have been restated to present the Company's Performance Materials business as a discontinued operation.

(2) "EBITDA" as used herein means income from continuing operations before distributions on preferred securities of trusts, income tax expense, net interest expense, depreciation and amortization and special items.

(3) Excludes special items which for 2000, 1999, and 1998 are described on page 4 herein. Special items in 1997 included merger costs of $69.5 million in connection with the merger with Rohr, Inc., a net gain of $8.0 million resulting from an initial public offering of common stock by the Company's subsidiary, DTM Corporation, a net gain of $16.4 million from the sale of a business and a charge of $21.0 million related to a production contract with IAE International Aero Engines AG to produce nacelles for McDonnell Douglas Corporation's MD-90 aircraft. Special items in 1996 included a net gain of $1.0 million from the sale of a business; a loss of $3.1 million on the sale of a wholly-owned aircraft leasing subsidiary; a charge of $4.3 million for an impairment write-down on a facility in Arkadelphia, Arkansas; and a charge of $3.2 million for the exchange of convertible notes.

(4) Includes employees of the Company's Performance Materials business.