Form 10-K, Exhibit 13
period 2002-12-31
GOODRICH CORP
filed 2003-02-21
CIK 42542

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YOU SHOULD READ THE FOLLOWING DISCUSSION IN CONJUNCTION WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF GOODRICH CORPORATION INCLUDED ELSEWHERE IN THIS DOCUMENT.

THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAINS FORWARD-LOOKING STATEMENTS. SEE "FORWARD-LOOKING STATEMENTS" BELOW AND "CERTAIN BUSINESS RISKS" IN ITEM 1 OF OUR ANNUAL REPORT ON FORM 10-K FOR A DISCUSSION OF THE UNCERTAINTIES, RISKS AND ASSUMPTIONS ASSOCIATED WITH THESE STATEMENTS.

AS DISCUSSED BELOW, THE COMPANY'S ENGINEERED INDUSTRIAL PRODUCT (EIP) AND PERFORMANCE MATERIALS (PM) SEGMENTS HAVE BEEN ACCOUNTED FOR AS DISCONTINUED OPERATIONS. UNLESS OTHERWISE NOTED HEREIN, DISCLOSURES PERTAIN ONLY TO THE COMPANY'S CONTINUING OPERATIONS.

SPECIAL ITEMS, AS USED THROUGHOUT "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" INCLUDE RESTRUCTURING AND CONSOLIDATION COSTS, CERTAIN GAINS OR LOSSES ON THE SALE OF BUSINESSES, RESULTS OF DISCONTINUED OPERATIONS, CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING, ASSET IMPAIRMENT CHARGES AND ACQUISITION-RELATED CHARGES INCLUDING THE STEP-UP OF INVENTORY AND IN-PROCESS RESEARCH AND DEVELOPMENT.

OVERVIEW

We are one of the largest worldwide suppliers of components, systems and services serving the commercial, regional, business and general aviation markets. We are also a leading supplier of aircraft and satellite systems products to the global military and space markets. Our business is conducted on a global basis with manufacturing, service and sales undertaken in various locations throughout the world. Our products and services are principally sold to customers in North America and Europe.

ACQUISITION OF AERONAUTICAL SYSTEMS

On October 1, 2002, we completed our acquisition of Aeronautical Systems from TRW Inc. for approximately $1.5 billion in cash. At the time of acquisition, the acquired businesses employed approximately 6,200 employees in 22 facilities in nine countries, including manufacturing and service operations in the United Kingdom, France, Germany, Canada, the United States and several Asia/Pacific countries. Refer to Note B to the accompanying Consolidated Financial Statements.

We financed the acquisition through a $1.5 billion, 364-day credit facility provided by some of our existing lenders. This facility expires on July 29, 2003. In the fourth quarter of 2002, we repaid $1.3 billion of the credit facility primarily through the use of cash flow from asset monetizations, cash flow from operations, the successful completion of a secondary offering of common stock for net proceeds of $216.2 million and the issuance of $800 million of 5 and 10-year notes for net proceeds of $793.1 million. The proceeds from the pending sale of our Avionics business, which was announced in January 2003 will be used to reduce the balance of the credit facility.

As a result of integration activities with respect to Aeronautical Systems, we expect to realize annual cost savings of approximately $30 million to $40 million, net of anticipated incremental costs, by the beginning of 2005. These cost savings are expected to result from consolidation of duplicate facilities, reduction of personnel, reduction of expenditures, expansion of procurement initiatives and the use of best practices across the combined businesses.

SPIN-OFF OF ENGINEERED INDUSTRIAL PRODUCTS

On May 31, 2002, we completed the tax-free spin-off of our Engineered Industrial Products (EIP) segment. The spin-off was made through a tax-free distribution to our shareholders of all of the capital stock of EnPro Industries, Inc. (EnPro), a subsidiary that we formed in connection with the spin-off. In the spin-off, our shareholders received one share of EnPro common stock for every five shares of our common stock owned on May 28, 2002, the record date.

At the time of the spin-off, EnPro's only material asset was all of the capital stock and certain indebtedness of Coltec Industries Inc (Coltec). Coltec and its subsidiaries owned substantially all of the assets and liabilities of the EIP segment, including the associated asbestos liabilities and related insurance.

Prior to the spin-off, Coltec also owned and operated an aerospace business. Before completing the spin-off, Coltec's aerospace business assumed all intercompany balances outstanding between Coltec and us, and Coltec then transferred to us as a dividend all the assets, liabilities and operations of its aerospace business, including these assumed balances. Following this transfer and prior to the spin-off, all of the capital stock of Coltec was contributed to EnPro, with the result that at the time of the spin-off Coltec was a wholly-owned subsidiary of EnPro.

In connection with the spin-off, we and EnPro entered into a distribution agreement, a tax matters agreement, a transition services agreement, an employee matters agreement and an indemnification agreement, which govern the relationship between us and EnPro after the spin-off and provide for the allocation of employee benefits, tax and other liabilities and obligations attributable to periods prior to the spin-off.

The spin-off was recorded as a dividend and resulted in a reduction of our shareholders' equity of $409.1 million representing the recorded value of the net assets of the business distributed, including cash of $47.0 million. The distribution agreement provided for certain post-distribution adjustments relating to the amount of cash to be included in the net assets distributed. At December 31, 2002, the final adjustment had been calculated and is subject to a dispute resolution process. We expect that the effect of the final resolution of this process on our Consolidated Financial Statements will be immaterial.

The $150 million of outstanding Coltec Capital Trust 5 1/4 percent convertible trust preferred securities (TIDES) that were reflected in liabilities of discontinued operations remained outstanding as part of the EnPro capital structure following the spin-off. The TIDES are convertible into shares of both Goodrich and EnPro common stock until April 15, 2028. We have guaranteed amounts owed by Coltec Capital Trust with respect to the TIDES and have guaranteed Coltec's performance of its obligations with respect to the TIDES and the underlying Coltec convertible subordinated debentures. EnPro, Coltec and Coltec Capital Trust have agreed to indemnify us from any costs and liabilities arising under or related to the TIDES after the spin-off.

Prior to the spin-off, Coltec acquired certain call options on our common stock in order to partially hedge its exposure to fluctuations in the market price of our stock resulting from the TIDES. These call options remained an asset of Coltec following the spin-off.

SALE OF PERFORMANCE MATERIALS

On February 28, 2001, we completed the sale of our Performance Materials (PM) segment to an investor group led by AEA Investors, Inc. for approximately $1.4 billion. Total net proceeds, after anticipated tax payments and transaction costs, included approximately $1 billion in cash and $172 million in payment-in-kind (PIK) debt securities issued by the buyer, which is now known as Noveon International Inc. (Noveon). The transaction resulted in an after-tax gain of $93.5 million. During the second quarter 2002, a dispute over the computation of a post-closing working capital adjustment was resolved. The resolution of this matter did not have an effect on the previously reported gain.

In July 2002, we entered into an agreement with Noveon to amend certain provisions of the PIK notes held by us to give Noveon the option to prepay the securities at a discount greater than the original discount if they prepaid on or before February 28, 2003. As a result of prepayments made in June and October 2002, Noveon prepaid a total of $62.5 million of the outstanding principal of the PIK notes for $49.8 million in cash. Because these prepayments did not exceed the original discount recorded at the inception of the notes, no gain or loss was recognized.

Pursuant to the terms of the transaction, we have retained certain assets and liabilities, primarily pension, postretirement and environmental liabilities, of Performance Materials. We have also agreed to indemnify Noveon for liabilities arising from certain events as defined in the agreement. Such indemnification is not expected to be material to our financial condition, but could be material to our results of operations in a given period.

OTHER ACQUISITIONS AND DIVESTITURES

ACQUISITIONS

The following acquisitions were recorded using the purchase method of accounting. Their results of operations have been included in our results since their respective dates of acquisition. Acquisitions made by businesses included within the Performance Materials and Engineered Industrial Products are not discussed below.

During 2001, we acquired a manufacturer of aerospace lighting systems and related electronics, as well as the assets of a designer and manufacturer of inertial sensors used for guidance and control of unmanned vehicles and precision-guided systems. Total consideration aggregated $113.8 million, of which $102.6 million represented goodwill and other intangible assets.

During 2000, we acquired a manufacturer of earth and sun sensors for attitude determination and control ejection seat technology; a manufacturer of fuel nozzles; a developer of avionics and displays; the assets of a developer of precision electro-optical instrumentation serving the space and military markets; an equity interest in a joint venture focused on developing and operating a comprehensive open electronic marketplace for aerospace aftermarket products and services; a manufacturer of precision and large optical systems, laser encoding systems, and visual surveillance systems for day and night use; and a supplier of pyrotechnic devices for space, missile, and aircraft systems. Total consideration aggregated $242.6 million, of which $105.4 million represented goodwill and other intangible assets.

The impact of these acquisitions was not material in relation to our results of operations. Consequently, pro forma information is not presented. See Note B to the accompanying Consolidated Financial Statements.

DIVESTITURES

During 2002, we sold a business and a minority interest in a business resulting in a pre-tax gain of $2.5 million. The gain has been reported in other income (expense)- net.

During 2001, we sold a minority interest in a business, resulting in a pre-tax gain of $7.2 million. The gain has been reported in other income (expense)- net.

During 2000, we sold a product line of a business, resulting in a pre-tax gain of $2.0 million. The gain has been reported in other income (expense)- net.

For dispositions accounted for as discontinued operations, refer to Note U to the accompanying Consolidated Financial Statements.

BUSINESS SEGMENTS

At December 31, 2002, we operated in five business segments: Aerostructures and Aviation Technical Services; Landing Systems; Engine and Safety Systems; Electronic Systems; and Aeronautical Systems. A summary of the products and services provided by our business segments is presented below.

AEROSTRUCTURES AND AVIATION TECHNICAL SERVICES

The core products of our Aerostructures division are nacelles, pylons, thrust reversers and related aircraft engine housing components. We are a leading worldwide supplier of nacelles, which are the aerodynamic structures that surround engines, and pylons, which are the engine-to-wing structures that support engines and provide the critical connective conduit for fuel delivery and numerous engine-driven aircraft systems. In addition, we manufacture a range of specialized aerostructures, including lightweight, temperature-resistant auxiliary power unit tailcones for jetliners, corrosion-resistant structures for tactical military aircraft, and rigid cargo barriers for freighter aircraft. We also manufacture a variety of galley, wing, nacelle, thrust reverser, flight control surface and assembly components for out-of-production aircraft.

Through our Aviation Technical Services division, we service approximately 550 aircraft each year and are among the largest independent providers of maintenance, repair, overhaul and modification services in the world. Services provided by our Aviation Technical Services division range from the repair of individual components and systems to heavy maintenance and modifications of large commercial aircraft and business jet aircraft. We perform comprehensive total aircraft maintenance, repair, overhaul and modification for many commercial airlines, independent operators, aircraft leasing companies and airfreight carriers.

LANDING SYSTEMS

Our Landing Systems segment provides systems and components related to aircraft taxi, take-off, landing and stopping. Several divisions within this segment are linked by their ability to contribute to the integration, design, manufacture and service of entire aircraft undercarriage systems, including landing gear, wheels and brakes, and certain brake controls. We differentiate ourselves from component suppliers by providing integrated systems, delivered as completely pre-assembled units to airframe manufacturers. We also provide complete repair and overhaul services for landing gear, wheels and brakes. In addition, through our engineered polymer products division, we design and produce components made from proprietary, high-performance composite material systems used in naval ships and submarines to improve acoustic characteristics and reduce radar signature of exposed superstructures.

ENGINE AND SAFETY SYSTEMS

Our Engine and Safety Systems segment produces a variety of products used in engine systems, including fuel delivery systems, electronic and mechanical controls, pumps, metering devices, manifolds and rotating components such as disks, blisks, shafts and airfoils for both aerospace and industrial gas turbine applications. The segment also produces evacuation systems such as slides and floats and seats for pilots, observers and flight attendants. Our de-icing and specialty systems division produces ice protection systems for general aviation, heating and related systems for large commercial transport aircraft, and potable water systems for regional and business aircraft. We also supply electrothermal ice protection systems for airframe, propeller and helicopter rotor applications and specialty heating systems, water heaters and other internal and external heated components for large commercial transport aircraft. Through our propulsion systems division, we provide research, design, development, qualifications and manufacture of advanced aircrew escape systems. We also supply individual components such as rocket motors and catapults, pyrotechnic gas generators, ejection seats, precision electro-explosive devices, propellants, linear actuators, and safety and arming devices.

ELECTRONIC SYSTEMS

Our Electronic Systems segment produces a wide array of products that provide flight performance measurements, flight management, and control and safety data. We supply a variety of high-performance sensor systems, such as stall warning systems and systems that measure, manage and/or monitor aircraft fuel; oil debris; engine, transmission and structural health; and aircraft motion and control. We also supply a variety of avionics systems and other instruments, including warning and detection systems, ice detection systems, test equipment, aircraft lighting systems, landing gear cables and harnesses, satellite control, data management and payload systems, launch and missile telemetry systems, airborne reconnaissance systems and laser warning systems. In addition, our optical and space systems division designs and builds high-performance, custom-engineered electronics, optics and electro-optical products for defense, aerospace, scientific and commercial applications. We also produce directional surveying equipment for use by companies operating in petroleum, mining and utility industries.

AERONAUTICAL SYSTEMS

Aeronautical Systems manufactures highly engineered systems and equipment in the following product groups:

         - Engine controls. This product group consists of engine control systems and components for jet engines used on commercial and military aircraft, including fuel metering controls, fuel pumping systems, electronic control software and hardware, variable geometry actuation controls, afterburner fuel pump and metering unit nozzles, and engine health monitoring systems.

         - Flight controls. This product group includes actuators for primary flight control systems that operate elevators, ailerons and rudders, as well as secondary flight controls systems such as flaps and slats.

         - Power systems. This product group consists of systems that produce and control electrical power for commercial and military aircraft, including electric generators for both main and back-up electrical power, electric starters, and electric starter generating systems, as well as power management and distribution systems.

         - Cargo systems. This product group consists of fully-integrated main deck and lower lobe cargo systems for wide body aircraft.

         - Hoists and winches. This product group consists of airborne hoists and winches used on both helicopters and fixed wing aircraft.

         - Actuation systems. This product group consists of systems that control the movement of steering systems for missiles as well as electro-mechanical systems that are characterized by high power, low weight, low maintenance, resistance to extreme temperatures and vibrations, and high reliability.

SEGMENT REORGANIZATION

Effective January 1, 2003, we reorganized our organization into three business segments: Airframe Systems, Engine Systems and Electronic Systems. The reorganization was designed to enhance communication and maximize synergies in a streamlined organization. Segment financial results will be restated effective January 1, 2003 beginning with the first quarter 2003.

2002 RESULTS
-------------------------------------------------------------------------------

The following table summarizes our results of operations for 2002 and 2001.

                                                                               YEAR-ENDED DECEMBER 31,
(IN MILLIONS)                                                                  2002(1)                               2001(2)
                                                            2002              ADJUSTED            2001              ADJUSTED
                                                         ---------           ---------          ---------          ---------
Sales                                                    $ 3,910.2           $ 3,910.2          $ 4,184.5          $ 4,184.5
                                                         ---------           ---------          ---------          ---------
Segment Operating Income                                 $   420.6           $   532.9          $   444.8          $   644.1
                                                         ---------           ---------          ---------          ---------

Income from Continuing Operations                        $   165.9           $   244.0          $   176.9          $   306.3
Income (loss) from Discontinued Operations                   (11.9)                 --              112.3                 --
Cumulative Effect of an Accounting Change                    (36.1)                 --                 --                 --
                                                         ---------           ---------          ---------          ---------
Net Income                                               $   117.9           $   244.0          $   289.2          $   306.3
                                                         =========           =========          =========          =========

Diluted EPS                                              $    1.14           $    2.31          $    2.76          $    2.87
                                                         =========           =========          =========          =========

Net Cash Provided by Operating Activities                $   539.2                              $   382.6
                                                         =========                              =========
Free Cash Flow (3)                                       $   487.1                              $   222.5
                                                         =========                              =========

(1) Results exclude the effect of special items consisting of a $41.3 million charge ($27.7 million after-tax), or $0.26 per diluted share, for restructuring and consolidation costs and a $2.4 million gain ($1.6 million after-tax), or $0.02 per diluted share, from the sale of a business. Results also exclude special items relating to the acquisition of Aeronautical Systems including in-process research and development expense of $12.5 million ($12.5 million after-tax), or $0.12 per diluted share, and the step-up of inventory to fair market value and subsequent sales of the inventory resulting in reduced profit margins of $58.8 million ($39.5 million after-tax), or $0.38 per diluted share. Results also exclude the after-tax effect of a loss from discontinued operations ($11.9 million, or $0.09 per diluted share) and a charge for the cumulative effect of a change in accounting for goodwill of $36.1 million after-tax, or $0.34 per diluted share.

(2) Results exclude the effect of special items consisting of a $107.3 million charge ($71.3 million after-tax), or $0.67 per diluted share, for restructuring and consolidation costs, a $94.5 million charge ($62.8 million after-tax), or $0.59 per diluted share recorded in cost of sales for inventory adjustments and a $7.2 million gain ($4.7 million after-tax), or $0.04 per diluted share from the sale of a portion of our interest in a business. Results also exclude the after-tax effect of income from discontinued operations ($112.3 million, or $1.11 per diluted share).

(3) Free cash flow is defined as operating cash flow adjusted for cash payments related to special items of $55.2 million in 2002 and $30.3 million in 2001 less capital expenditures of $107.3 million in 2002 and $190.5 million in 2001. We believe free cash flow provides meaningful additional information on our operating results and on our ability to service our long-term debt and other fixed obligations and to fund our continued growth. Free cash flow should not be construed as an alternative to operating income (loss) as determined in accordance with generally accepted accounting principles in the United States (GAAP), as an alternative to cash flow from operating activities as determined in accordance with GAAP, or as a measure of liquidity. Because free cash flow is not calculated in the same manner by all companies, our presentation may not be comparable to other similarly titled measures reported by other companies.

Special items include restructuring and consolidation costs, gains or losses on the sale of businesses, results of discontinued operations, asset impairment charges and the cumulative effect of an accounting change. Special items also include acquisition-related charges including the step-up of inventory and in-process research and development. We believe that excluding special items provides meaningful information of our operating results. Amounts adjusted to exclude special items should not be construed as an alternative to amounts determined in accordance with GAAP. Because amounts adjusted to exclude special items are not calculated in the same manner by all companies, our presentation may not be comparable to other similarly titled amounts reported by other companies.

Sales

Sales declined in 2002 by $274.3 million or 6.6 percent to $3,910.2 million from $4,184.5 million in 2001. Sales in 2002 include $264.4 million from the Aeronautical Systems businesses that were acquired on October 1, 2002. Sales also include our aerospace lighting systems business acquired in September 2001. Excluding sales of our lighting systems business for both years and sales of the Aeronautical Systems business in 2002, sales declined 13.6 percent from 2001. Substantially all of our businesses experienced sales declines except for our pump and engine control business which is included in the Engine and Safety Systems segment and the optical and space systems business included in our Electronic Systems segment. For further information regarding sales changes by business segment, refer to "Business Segment Performance" below.

Segment Operating Income

Segment operating income was $420.6 million for 2002 and $444.8 million for 2001. Segment operating income, excluding special items, declined $111.2 million, or 17.3 percent from $644.1 million in 2001 to $532.9 million in 2002. Adjusted for special items as discussed above and for the impact of the operating income related to the lighting systems business acquired in September 2001 and the Aeronautical Systems business acquired in October 2002, segment operating income declined approximately 18.6 percent. The segment operating income decline was consistent with the sales declines in all of our businesses. In addition, as discussed in "Business Segment Performance" below, contract loss provisions of $26.8 million and $5.4 million of pre-certification cost write-offs recorded by the Aerostructures business in the third and fourth quarters of 2002 added to the decline. Segment operating income improved in our pump and engine control and optical and space systems businesses consistent with the sales improvements in those businesses. For further information regarding operating income changes by business segment, refer to "Business Segment Performance" below.

Income from Continuing Operations

Income from continuing operations, as reported, was $165.9 million in 2002 and $176.9 million in 2001. Income from continuing operations, excluding special items, declined $62.3 million, or 20.3 percent to $244.0 million in 2002 compared to $306.3 million in 2001. The decline in sales discussed above was a significant contributor to the income decline. Partially offsetting these declines was an increase in interest income in 2002 compared with the prior year resulting, in part, from interest income on the F-14 aircraft program claim settlement in 2002.

The 2002 special items include the effect of $41.3 million of restructuring and consolidation costs and a $2.4 million gain from the sale of a business and items relating to the acquisition of Aeronautical Systems including in-process research and development expense of $12.5 million and the effect of the step-up of inventory to fair market value which was sold amounting to $58.8 million.

The 2001 special items include the effect of a $107.3 million charge for restructuring and consolidation costs, a $94.5 million charge related primarily to reducing our investment in the B717 program and in our Super 27 re-engining program, and a $7.2 million gain from the sale of a portion of our interest in a business.

Income (Loss) from Discontinued Operations

Income from discontinued operations decreased $124.2 million from income during 2001 of $112.3 million to a loss of $11.9 million during 2002. Sales from discontinued operations declined from $828.9 million during 2001 to $289.5 million in 2002. The 2001 sales included two months of Performance Material sales of $187.0 million, which did not recur in 2002. In addition, 2002 sales include only five months of EIP sales due to the EnPro spin-off, which occurred on May 31, 2002. Also, the decrease results from lower earnings from operations of the EIP segment, discontinued in 2001, compared to 2002 resulting, in part, from an $11.0 million pre-tax charge for a court ruling relating to an employee benefit matter of a previously discontinued business. Fees and expenses related to the spin-off recorded during 2002 also contributed to the loss. Also, discontinued operations during 2001 include the operations of the Performance Materials segment for two months and the gain on sale of that segment of $93.5 million.

Cumulative Effect of an Accounting Change

During the second quarter of 2002, we performed the first of the required impairment tests of goodwill and indefinite lived intangible assets. Based on those results, we determined that it was likely that goodwill relating to the Aviation Technical Services "reporting unit" (ATS) had been impaired. ATS is included in the Aerostructures and Aviation Technical Services business segment. During the third quarter of 2002, we completed our measurement of the goodwill impairment and recognized an impairment charge of $36.1 million (representing total goodwill of this reporting unit), which was nondeductible for income tax purposes and was reported as a cumulative effect of an accounting change retroactively to January 1, 2002.

Net Cash Provided by Operating Activities

Cash flow provided by operating activities increased by $156.6 million to $539.2 million in 2002 from $382.6 million in 2001. The increase in cash flow from operations resulted from improved management of Accounts Receivable and Inventory, and lower estimated tax payments in 2002. Also included in 2002 cash flow provided by operating activities was approximately $29.4 million resulting from the sale of an interest rate swap agreement associated with $200 million of our long-term debt and $30.8 million of cash received from the sale of hedges acquired in the acquisition of Aeronautical Systems. Offsetting the favorable cash flow was a decrease in Accounts Payable.

Free Cash Flow

Free cash flow, defined as cash flow provided by operating activities adjusted for cash payments related to special items less cash used for capital expenditures, increased $264.6 million to $487.1 million in 2002 from $222.5 million in 2001. The increase was principally a result of the increase in cash flow provided by operations. Cash used to pay special items increased in 2002 by $24.9 million partially reducing the cash provided by operating activities. Improving free cash flow, however, was a reduction in the level of capital expenditures in 2002 by $83.2 million from the 2001 levels. Capital expenditures in 2001 included a large expenditure to implement an enterprise resource planning project in our Aerostructures business that was substantially complete by the end of 2001.

OUTLOOK

The current world economic and political environment is uncertain and subject to rapid and radical change. As a result, forecasting with any degree of accuracy in this environment is difficult. We have based our outlook for 2003 on various assumptions that may change over the course of the year. The outlook described below assumes that there is no significant adverse impact on us and on our customers from potential military conflicts or acts of terrorism. Additionally, it does not assume additional airline bankruptcy filings.

Regarding the market segments in which we operate, the outlook also assumes that the demand for large commercial transport original equipment declines in line with manufacturers' forecasts for delivery, from 684 deliveries in 2002 to about 550 in 2003. Aftermarket sales are expected to be relatively flat, as the airlines continue a slow recovery from the events of September 11, 2001 and in view of the current economic conditions. Regional and business sales should show a slight increase in 2003 as deliveries of new regional jets continue to be relatively strong, and military sales should increase roughly in line with global military budgets.

Overall sales are expected to increase to between $4.4 billion to $4.5 billion in 2003. These expectations include the full year contribution of Aeronautical System, and the loss of between $100 million to $200 million in sales associated with businesses such as Avionics, that are expected to be divested in 2003 and treated as discontinued operations.

Segment operating income, as reported, is expected to improve in 2003 due to the successful implementation of our restructuring actions, the expected positive contribution from Aeronautical Systems and the absence of 2002 acquisition-related charges, including the step-up of inventory and in-process research and development, and higher restructuring costs in 2002 than expected in 2003. However, segment operating income, as reported, will be reduced by higher pension expense of $49 million in 2003. Overall margins on segment operating income, as reported, are expected to increase in 2003 for the same reasons as noted for segment operating income, as reported.

Based on the assumptions and expectations noted above, we expect 2003 earnings per diluted share, as reported, to be between $1.55 and $1.70. Included in our estimate is approximately $20 million to $25 million, pre-tax, or between $0.11 and $0.14 per diluted share, for restructuring activities identified to date. Further weakness in served markets may result in additional restructuring actions.

Cash flow generation continues to be a key focus for us, and for 2003 we expect cash flow from operating activities to be approximately $350 million to $400 million. Cash payments in 2003 for restructurings that have already been announced, or are anticipated at this time, are expected to be between $35 million and $45 million. Capital expenditures are expected to be $150 million to $170 million.

STATUS OF PENSION PLANS

Due to significant declines in the financial markets during 2002, our pension plans were under-funded at December 31, 2002. During the fourth quarter, we recognized a non-cash charge to equity of $328 million after-tax. This charge did not impact reported net income, and will reverse in future periods if interest rate increases, improved investment results, or contributions cause the pension plans to return to a fully funded status.

As a result of the under-funded status of the pension plans at year-end 2002 and a reduction in the expected return on plan assets, non-cash pension expense will be approximately $49 million pre-tax ($33 million after-tax, or $0.25 per diluted share) higher in 2003 than in 2002. For 2003, total non-cash pension expense is expected to be approximately $82 million ($55 million after-tax, or $0.47 per diluted share).

RESTRUCTURING AND CONSOLIDATION ACTIVITIES

During 2002, we initiated a number of restructuring activities in each of our business segments. The total segment restructuring and consolidation costs in 2002 were $41.0 million consisting principally of personnel-related costs at existing businesses and several plant closures in response to reduced business volumes. As a result of the current uncertainty in the airline industry and the potential for changes in the original aircraft manufacturing rates, we continue to assess the potential for additional restructuring charges to meet those changes. More detailed information on restructuring and consolidation costs is included in Note C to the accompanying Consolidated Financial Statements.

During 2001, such charges and unusual inventory adjustments approximated $206.4 million, including $201.8 million from continuing operations and $4.6 million from discontinued operations. These charges were largely related to the anticipated decline in sales to the commercial air transport market resulting from the terrorist attacks of September 11th. As previously announced, these charges were primarily related to aerospace facility consolidations, a significant workforce reduction (approximately 3,200 positions), asset impairment charges and costs associated with our investment in the Boeing 717 program and in the Super 727 re-engining program.

RESULTS OF OPERATIONS

TOTAL COMPANY

(IN MILLIONS)

                                                                              2002                 2001                 2000
                                                                           ----------           ----------           ----------
SALES:
  Aerostructures and Aviation Technical Services                           $  1,176.9           $  1,493.6           $  1,427.0
  Landing Systems                                                             1,038.2              1,149.1              1,057.7
  Engine and Safety Systems                                                     638.8                762.6                644.4
  Electronic Systems                                                            791.9                779.2                571.4
  Aeronautical Systems                                                          264.4                   --                   --
                                                                           ----------           ----------           ----------
        Total Sales                                                        $  3,910.2           $  4,184.5           $  3,700.5
                                                                           ==========           ==========           ==========

OPERATING and NET INCOME:
  Aerostructures and Aviation Technical Services                           $    169.9           $    226.0           $    209.6
  Landing Systems                                                               140.1                153.1                149.0
  Engine and Safety Systems                                                      79.2                131.9                117.5
  Electronic Systems                                                            135.3                133.1                117.5
  Aeronautical Systems                                                            8.4                   --                   --
                                                                           ----------           ----------           ----------
        Adjusted Segment Operating Income                                       532.9                644.1                593.6

  Restructuring and consolidation costs                                         (41.3)              (107.3)               (44.2)
  Aeronautical Systems inventory step-up                                        (58.8)                  --                   --
  In-process research and development                                           (12.5)                  --                   --
  Unusual inventory adjustments                                                    --                (94.5)                  --
  Corporate general and administrative costs                                    (59.0)               (57.7)               (59.7)
                                                                           ----------           ----------           ----------
        Total Operating Income                                                  361.3                384.6                489.7
  Net interest expense                                                          (73.6)               (83.7)              (102.1)
  Other income (expense) - net                                                  (18.1)               (19.2)               (20.6)
  Income tax expense                                                            (93.2)               (94.3)              (121.3)
  Distribution on Trust preferred securities                                    (10.5)               (10.5)               (10.5)
                                                                           ----------           ----------           ----------
  Income from continuing operations                                             165.9                176.9                235.2
  Income (loss)  from discontinued operations - net of taxes                    (11.9)               112.3                 90.7
  Cumulative effect of an accounting change                                     (36.1)                  --                   --
                                                                           ----------           ----------           ----------
        Net income                                                         $    117.9           $    289.2           $    325.9
                                                                           ==========           ==========           ==========

Fluctuations in sales and segment operating income are discussed within the BUSINESS SEGMENT PERFORMANCE section below.

Restructuring and consolidation costs: We have recorded restructuring and consolidation costs in each of the last three years. These costs are discussed in detail above and in Note C to the accompanying Notes to Consolidated Financial Statements.

Inventory step-up: The inventory for Aeronautical Systems was increased to record it at its fair market value at the time of acquisition. Subsequent sales of the acquired inventory increased Cost of Sales and reduced our profit margins.

In-process research and development: The charge reflects the valuation of Aeronautical Systems for in-process research and development projects that had not reached technical feasibility and had no alternative future use. The charge was reported in Selling and Administrative Costs.

Unusual inventory adjustments: These costs were classified within cost of sales and related primarily to inventory adjustments associated with our investment in the Boeing 717 program and in our Super 27 re-engining program due to reduced expectations for these programs. The reduced expectations for the Boeing 717 program related directly to Boeing's announced production schedule reductions for this program during the fourth quarter of 2001, while the Super 27 reduction in expectations was primarily due to deteriorating economic conditions and the September 11th terrorist attacks.

Corporate general and administrative costs: Corporate general and administrative costs, as a percent of sales, slightly increased in 2002. Such costs, as a percent of sales, were 1.5 percent, 1.4 percent and 1.6 percent in 2002, 2001 and 2000, respectively. The reduction in costs in 2001 was primarily due to lower incentive compensation costs due to the Company's depressed stock price at the end of the year, partially offset by rebranding costs incurred during 2001 associated with the Goodrich name change.

Net interest expense: Net interest expense decreased $10.1 million from $83.7 million in 2001 to $73.6 million in 2002. The decrease was due to an increase in interest income from the PIK notes resulting from 12 months of interest income in 2002 compared to 10 months of interest income in 2001. In addition, interest income includes $5.4 million in 2002 relating to the settlement of a contract dispute on the F-14 claim. The impact of increased borrowings to finance the acquisition of Aeronautical Systems businesses in October 2002 was offset by declines in the average interest rates on short-term financings. We also had higher short-term debt prior to the Performance Materials sale during the first quarter of 2001 when interest rates were at significantly higher levels than later in 2001 and 2002.

The significant decrease between 2001 and 2000 was due to the sale of Performance Materials during the first quarter of 2001. We were able to reduce our short-term indebtedness with the proceeds from the sale and record interest income going forward on the PIK notes issued by the buyer. We recorded $23.3 million and $17.6 million of PIK interest income during 2002 and 2001, respectively. See additional discussion of the PIK notes in Note F to the accompanying Consolidated Financial Statements.

Other income (expense) - net: The table below allows other income(expense) - net to be evaluated on a comparable basis.

(IN MILLIONS)

                                                                             2002               2001               2000
                                                                           --------           --------           --------
As reported                                                                $  (18.1)          $  (19.2)          $  (20.6)
Gains/(losses) on sale of businesses                                            2.5                7.2                2.0
                                                                           --------           --------           --------
Adjusted Other income (expense) - net                                      $  (20.6)          $  (26.4)          $  (22.6)
                                                                           ========           ========           ========

Included within other income (expense) - net are gains and losses from the sale of businesses. Excluding these items, other income(expense) - net was expense of $20.6 million, $26.4 million and $22.6 million in 2002, 2001 and 2000, respectively.

The decrease in expenses in 2002 resulted from the sale of an intangible asset ($12.0 million) offset in part by settlement of litigation and legal fees ($3.5 million), increased minority interest expense ($1.4 million) and lower income from a captive insurance company ($1.4 million).

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

Income tax expense: Our effective tax rate from continuing operations was 34.6 percent, 33.5 percent and 33.1 percent in 2002, 2001 and 2000, respectively. The increase in the effective tax rate from 2001 to 2002 was due to a lower tax benefits from export sales which was due to the lower sales volume in 2002, higher incremental U.S. tax on the deemed repatriation of foreign earnings and the write-off of in-process research and development with no tax benefit. The increase in the 2001 effective tax rate from 2000 was primarily attributable to earnings of foreign operations that were subject to taxation at higher rates than U.S. earnings.

Income from Continuing Operations: Income from continuing operations included various charges or gains, referred to as special items, which affected reported earnings. Excluding the effects of special items, income from continuing operations in 2002 was $244.0 million, or $2.31 per diluted share, compared with $306.3 million, or $2.87 per diluted share, in 2001 and $265.5 million, or $2.43 per diluted share, in 2000. The following table presents the impact of special items on earnings per diluted share. Additional information regarding restructuring and consolidation costs can be found above and in Note C of the accompanying Consolidated Financial Statements.

EARNINGS PER DILUTED SHARE                                                   2002               2001               2000
--------------------------                                                 --------           --------           --------
Income from continuing operations                                          $   1.57           $   1.65           $   2.16

    Restructuring and consolidation costs                                      0.26               0.67               0.26
    Unusual inventory adjustments                                                --               0.59                 --
    Aeronautical Systems inventory step-up                                     0.38                 --                 --
    In-process research and development                                        0.12                 --                 --
    Net (gain) loss on divested businesses                                    (0.02)             (0.04)              0.01
                                                                           --------           --------           --------
        Income from continuing operations,
           excluding special items                                         $   2.31           $   2.87           $   2.43
                                                                           ========           ========           ========

Income from continuing operations for the year ended December 31, 2002 included a $41.3 million charge ($27.7 million after-tax), or $0.26 per share, for restructuring and consolidation costs, a $58.8 million charge ($39.5 million after-tax), or $0.38 per share, for the step-up of the Aeronautical Systems inventories to fair value and the subsequent sale of the inventory, a charge of $12.5 million ($12.5 million after-tax), or $0.12 per share, for the valuation of in-process research and development of Aeronautical Systems and a gain on the sale of a business of $2.4 million ($1.6 million after-tax), or $0.02 per share.

Income from continuing operations for the year ended December 31, 2001 included a $107.3 million charge ($71.3 million after-tax), or $0.67 per diluted share, for restructuring and consolidation costs, a $94.5 million charge ($62.8 million after-tax), or $0.59 per diluted share, related primarily to the reduction in our investment in the B717 program and in our Super 27 re-engining program and a $7.2 million gain ($4.7 million after-tax), or $0.04 a diluted share, from the sale of a portion of our interest in a business.

Income from continuing operations for the year ended December 31, 2000 included a $44.2 million charge ($28.6 million after-tax), or $0.26 per diluted share, of restructuring and consolidation costs and a $2.5 million charge ($1.7 million after-tax), or $0.01 per diluted share, for the impairment loss on a business held for sale.

(IN MILLIONS)

INCOME (LOSS) FROM DISCONTINUED OPERATIONS                                   2002               2001               2000
------------------------------------------                                 --------           --------           --------
Performance Materials                                                      $     --           $   91.4           $   39.6
Special Items - PM                                                               --              (93.5)              (0.1)
                                                                           --------           --------           --------
                                                                           $     --           $   (2.1)          $   39.5
                                                                           --------           --------           --------

EIP                                                                        $  (11.9)          $   20.9           $   51.1
Special Items - EIP                                                             0.9                2.9                0.9
                                                                           --------           --------           --------
                                                                           $  (11.0)          $   23.8           $   52.0
                                                                           --------           --------           --------

    Total income (loss) from discontinued operations                       $  (11.9)          $  112.3           $   90.7
                                                                           ========           ========           ========

    Total income (loss) from discontinued
        operations - excluding special items                               $  (11.0)          $   21.7           $   91.5
                                                                           ========           ========           ========

Income (Loss) from Discontinued Operations: Income (loss) from discontinued operations decreased from income of $112.3 million during 2001 to a loss of $11.9 million during 2002. Sales from discontinued operations declined from $828.9 million during 2001 to $289.5 million during 2002. The 2001 sales included two months of Performance Materials sales of $187.0 million. In addition, 2002 includes only five months of EIP sales due to the EnPro spin-off, which occurred on May 31, 2002. The decrease from lower earnings from operations of the EIP segment discontinued in 2001 compared to 2002 resulted, in part, from a $11.0 million pre-tax charge for a court ruling relating to an employee benefit matter of a previously discontinued business. Fees and expenses related to the spin-off during 2002 also contributed to the loss. Discontinued operations for 2001 included the operations of the Performance Materials segment for two months and the gain on the sale of the segment of $93.5 million.

Income from discontinued operations increased $21.6 million from $90.7 million in 2000 to $112.3 million in 2001. Income from discontinued operations, excluding special items, decreased $69.8 million, from $91.5 million in 2000 to $21.7 million in 2001. The decrease attributable to Performance Materials was primarily due to the sale of the business in February 2001 (two months of earnings in 2001 versus 12 months in 2000). The decrease in earnings attributable to EIP was mostly due to the factors noted below.

EIP sales decreased $21.4 million, or 3.2 percent, from $663.3 million in 2000 to $641.9 million in 2001. Excluding the September 2001 acquisition of Glacier Bearings, sales declined by approximately seven percent with only Fairbanks Morse Engine showing an increase in sales. The increase in sales at Fairbanks Morse related primarily to higher shipments to the commercial power generation market that generally carry lower margins than sales to its other markets. Weakness in the chemical, petroleum, pulp and paper, heavy-duty vehicle and general industrial markets was the primary factor behind the decrease in sales at the segment's other businesses. Average capacity utilization in U.S. factories fell to 20 year lows in 2001 while domestic industrial production has fallen each month since mid-2000. These factors have contributed to a cutback in capital spending and delays in scheduled maintenance programs throughout the process industries. In addition to the lower volumes noted above, profitability was also negatively impacted by the segment's inability to reduce fixed costs at the same rate as sales declined, increased foreign competition due to the strong U.S. dollar which drove average pricing levels down in certain product lines, and an unfavorable mix of products sold. Restructuring charges (before tax) amounted to $4.6 million and $1.4 million in 2001 and 2000, respectively.

Special items related to discontinued operations of Performance Materials, net of tax, included $93.5 million related to the gain on sale of Performance Materials in 2001 and $0.1 million of income related to a net adjustment of amounts previously recorded for consolidation activities in 2000.

Special items related to discontinued operations of EIP, net of tax, included $0.9 million, $2.9 million and $0.9 million of costs in 2002, 2001 and 2000, respectively, related to restructuring and consolidation activities.

Cumulative Effect of an Accounting Change: During the second quarter of 2002, we performed the first of the required impairment tests of goodwill and indefinite lived intangible assets. Based on those results, we determined that is was likely that goodwill relating to the Aviation Technical Services (ATS) reporting unit had been impaired. ATS is included in the Aerostructures and Aviation Technical Services segment. During the third quarter of 2002, we completed our measurement of the goodwill impairment and recognized an impairment charge of $36.1 million, representing the total goodwill of this reporting unit, which was reported retroactively as a cumulative effect of an accounting change in the first quarter of 2002.

BUSINESS SEGMENT PERFORMANCE

SEGMENT ANALYSIS

Due to the acquisition of Aeronautical Systems, we increased the number of our business segments. Our operations are now classified into five business segments: Aerostructures and Aviation Technical Services, Landing Systems, Engine and Safety Systems, Electronic Systems and Aeronautical Systems.

An expanded analysis of sales and operating income by business segment follows.

Segment operating income, as recorded, is total segment revenue reduced by operating expenses directly identifiable with that business segment. Segment operating income, as adjusted, is total segment revenue reduced by operating expenses directly identifiable with that business segment, except for restructuring and consolidation costs, unusual inventory adjustments, step of inventory and in-process research and development, which are presented separately. See Note C to the accompanying Consolidated Financial Statements for further discussion of restructuring and consolidation costs. See Note B to the accompanying Consolidated Financial Statements for further discussion on the inventory step-up and in-process research and development related to the acquisition of Aeronautical Systems.

2002 COMPARED WITH 2001

                                                                                                                 % OF SALES
                                                                                                             -------------------
                                                                   2002            2001       % CHANGE        2002         2001
                                                                 --------        --------     --------       ------       ------
                                                                       (IN MILLION)
SALES:
  Aerostructures and Aviation Technical Services                 $1,176.9        $1,493.6        (21.2)
  Landing Systems                                                 1,038.2         1,149.1         (9.7)
  Engine and Safety Systems                                         638.8           762.6        (16.2)
  Electronic Systems                                                791.9           779.2          1.6
  Aeronautical Systems                                              264.4              --        100.0
                                                                 --------        --------
        Total Sales                                              $3,910.2        $4,184.5         (6.6)
                                                                 ========        ========
SEGMENT OPERATING INCOME, as reported:
  Aerostructures and Aviation Technical Services                 $  158.1        $   95.7         65.2         13.4          6.4
  Landing Systems                                                   138.2           108.4         27.5         13.3          9.4
  Engine and Safety Systems                                          58.9           114.2        (48.4)         9.2         15.0
  Electronic Systems                                                128.3           126.5          1.4         16.2         16.2
  Aeronautical Systems                                              (62.9)             --           --        (23.8)          --
                                                                 --------        --------
        Segment Operating Income                                 $  420.6        $  444.8         (5.4)        10.8         10.6
                                                                 ========        ========

SEGMENT OPERATING INCOME, excluding special items:
  Aerostructures and Aviation Technical Services                 $  169.9        $  226.0        (24.8)        14.4         15.1
  Landing Systems                                                   140.1           153.1         (8.5)        13.5         13.3
  Engine and Safety Systems                                          79.2           131.9        (40.0)        12.4         17.3
  Electronic Systems                                                135.3           133.1          1.7         17.1         17.1
  Aeronautical Systems                                                8.4              --        100.0          3.2           --
                                                                 --------        --------
        Segment Operating Income                                 $  532.9        $  644.1        (17.3)        13.6         15.4
                                                                 ========        ========

AEROSTRUCTURES AND AVIATION TECHNICAL SERVICES SEGMENT

Sales decreased $316.7 million or 21.2 percent from $1,493.6 million in 2001 to $1,176.9 million in 2002. The decrease resulted from significant declines in sales in our Aerostructures business on most Boeing and Airbus programs and a substantial decline in sales of spare parts for out-of-production aircraft. These sales declines are largely due to the reduction of older aircraft by airlines subsequent to September 11, 2001. Sales of spare parts for in-production aircraft increased but were partially offset by a decline in sales on the Super 27 re-engining program. Sales at our Aerostructures maintenance, repair and overhaul facilities declined slightly from 2001. Sales also declined in our maintenance, repair, modification and overhaul business conducted by Aviation Technical Services. This decline was slightly less than four percent on lower volume.

Operating income, as reported, increased from $95.7 million in 2001 to $158.1 million in 2002. Operating income, excluding special items, declined $56.1 million, or 24.8 percent from $226.0 million in 2001 to $169.9 million in 2002. The lower operating income resulted from the decline in volume. In addition, in the third quarter of 2002, Aerostructures recorded $26.8 million of contract loss provisions on five contracts. These loss provisions resulted from increased overhead rates due, in part, to a lower manufacturing base as volume declined consistent with the lower level of aircraft production rates. The increased overhead rates also resulted from projected cost increases in fringe benefit rates resulting from expected future increases in pension expense. Also, higher than anticipated spending on pre-certification costs on the Trent 900 contract contributed an additional $5.4 million of losses. Aerostructures also recorded approximately $8 million of favorable reserve adjustments in 2002. Our Aviation Technical Services business improved slightly.

Special items included $11.8 million in restructuring and consolidation costs in 2002, consisting of $9.1 million in personnel-related costs and $2.7 million in consolidation costs. These costs were incurred as part of a program to restructure facilities and adjust personnel levels in response to the decline in manufacturing volume.

In 2001, the segment reported as special items, an unusual inventory adjustment for $94.5 million for our investment in the Boeing 717 program and our Super 27 re-engining program due to reduced expectations for these programs. The reduced expectation for the Boeing 717 program relates to Boeing's announced production schedule reduction for this program during the fourth quarter of 2001 while the Super 27 reduction in expectations was primarily due to deteriorating economic conditions and the September 11th terrorist attacks. In addition, the segment recorded $35.8 million in restructuring and consolidation costs, consisting of $17.3 million in personnel-related costs, $18.1 million in asset impairments and $0.4 million in facility consolidation and closure costs. These costs were incurred in response to the decline in volume, particularly resulting from reduced original equipment build rate declines, and lower anticipated spare parts sales resulting from the general industry economic decline after September 11, 2001.

LANDING SYSTEMS SEGMENT

Landing Systems sales declined in 2002 by $110.9 million or 9.7 percent to $1,038.2 million from the 2001 sales level of $1,149.1 million. Volume declines were experienced across most original equipment landing gear and wheels and brakes platforms manufactured by Boeing and Airbus. Significant volume declines occurred on the Boeing 737 next generation aircraft, B777, B757 and B747 platforms for the landing gear business and on the Boeing 727, B737 and Airbus A330 and A340 platforms in our commercial wheels and brakes business. The reduced sales resulted from decreased demand for new aircraft original equipment and decreased airline utilization, lowering demand for landing gear original equipment and aftermarket wheel and brake replacements. These declines were partially offset by increases in sales to military programs such as the C-17, F-14 and F-16 programs. Volume slowdowns also occurred in our landing gear services business resulting from lower customer demand. Wheels and brakes service business showed a small increase in volume from 2001.

Operating income, as reported, increased to $138.2 million in 2002 from $108.4 million in 2001. Operating income, excluding special items, declined in 2002 by $13.0 million or 8.5 percent to $140.1 million from the 2001 operating income level of $153.1 million. Volume declines in the landing gear and wheels and brakes original equipment businesses accounted for most of the decline. Operating income, excluding special items, in the landing gear services business improved significantly over 2001 as a result of actions taken in 2001 to rationalize personnel and rotable gear levels. Operating income, excluding special items, was further impacted by a write-off of inventory, capitalized sales incentives and supplier termination costs of $16.6 million in 2002, relating to the Fairchild Dornier 728 and 928 programs. Improving operating income in 2002 was a June settlement with an insurance company for prior claims of $8.9 million.

Special items included $1.9 million of restructuring and consolidation costs in 2002. These costs consisted of $1.6 million in personnel-related costs and $0.3 million in consolidation costs. These costs were incurred to further reduce work force and rationalize facilities to meet the volume declines discussed above.

During 2001, the segment recorded $44.7 million of restructuring and consolidation costs, consisting of $4.0 million in personnel-related costs, $26.4 million in asset impairments and $14.3 million in facility consolidation and closure costs. These costs were incurred to close a landing gear services facility resulting from reduced customer demand and to recognize the impairment in certain landing gear services rotable assets resulting from significantly reduced demand for those assets.

ENGINE AND SAFETY SYSTEMS SEGMENT

Engine and Safety systems sales for 2002 decreased $123.8 million, or 16.2 percent to $638.8 million, from $762.6 million in 2001. Sales were significantly lower than in 2002 throughout the product lines in power generation as well as aerospace original equipment and aftermarket. Pump and engine controls, primarily supporting the military sector, showed stronger sales than in 2001. Sales declines were primarily related to volume declines resulting from weaker customer demand in the engine structural and rotating components, aircraft evacuation products and aircraft ice detection systems.

Operating income, as reported, declined from $114.2 million in 2001 to $58.9 million in 2002. Operating income, excluding special items, declined $52.7 million, or 40.0 percent in 2002 to $79.2 million, from $131.9 million in 2001. Operating income, excluding special items, declined due to lower volume, investments in new program awards and weaker product mix with lower aftermarket sales. Research and development spending for 2002 was also higher than in 2001. Operating efficiencies as a result of cost reduction initiatives associated with the restructuring programs partially improved 2002 results. Further improvements are expected upon realizing full year benefits.

Special items in 2002 included $20.3 million in restructuring and consolidation costs, consisting of $15.7 million in personnel-related costs and $4.6 million in consolidation costs. These costs were incurred to reduce personnel and close a facility in response to the decline in manufacturing volume.

Special items in 2001 included $17.7 million in restructuring and consolidation costs, consisting of $6.8 million in personnel-related costs, $7.7 million in asset impairments and $3.2 million in facility consolidation and closure costs.

ELECTRONIC SYSTEMS SEGMENT

Sales increased $12.7 million, or 1.6 percent, from $779.2 million during 2001 to $791.9 million during 2002. Sales during 2002 include $30.1 million in incremental sales related to the acquisition of our lighting systems business completed in September 2001. Excluding the effect of this acquisition, sales decreased by $17.3 million or 2.2 percent. The decrease in sales occurred in most of the businesses and most commercial and regional OE markets. The decreases were a result of lower aircraft manufacturing rates and a general slowdown of aftermarket demand. These decreases were somewhat offset by increased deliveries of military sensor products. Sales increases also occurred in the optical systems business as a result of new contract awards.

Operating income, as reported, was $128.3 million in 2002 and $126.5 million in 2001. Operating income, excluding special items, increased $2.2 million, or 1.7 percent, from $133.1 million during 2001 to $135.3 million during 2002. Excluding the effect of the acquisition referred to above, operating income increased $2.7 million due to margin improvement at the optical systems business and the reduction of goodwill amortization offset by decreased volume at most of the segment's business. Improvements at the optical systems business had the effect of slightly increasing margins.

Special items in 2002 included $7.0 million in restructuring and consolidated costs, consisting of $4.2 million of personnel-related costs and $2.8 million in consolidation costs. These costs were incurred to respond to the reduced manufacturing volume experienced in most businesses.

Special items in 2001 included $6.6 million in restructuring and consolidation costs, consisting of $4.1 million in personnel-related costs and $2.5 million in facility closure and consolidation costs.

AERONAUTICAL SYSTEMS SEGMENT

The Aeronautical Systems business was acquired on October 1, 2002 and has been accounted for as a purchase under SFAS No. 141. As a result, sales and operating income are included in our results from the date of acquisition.

Sales subsequent to the acquisition were $264.4 million. Of the total segment sales, 46 percent were for sales of flight controls, engine controls, power systems and cargo systems original equipment. Sales of aftermarket products were 54 percent of the total segment sales.

Operating income, as reported, subsequent to the date of acquisition, was a loss of $62.9 million in 2002. Operating income, excluding special items, in 2002 was $8.4 million. Operating income, excluding special items, was significantly affected by the low original equipment manufacturing volumes and by the start-up of new production platforms for which costs are higher than in a mature production phase. Sales of aftermarket products and services remain strong despite generally depressed market conditions. Operating income, excluding special items, was also negatively impacted by development costs on a number of new products including the Airbus 380 flight control and power generation systems. These development costs are expected to continue through mid-2005.

Special items included the effect of the write-up of inventory that was sold subsequent to the acquisition of $58.8 million and in-process research and development of $12.5 million charged to operations as a result of the purchase price allocation.

Restructuring and consolidation costs, qualifying under Emerging Issues Task Force Issue No. 95-3, identified with programs during the first nine months of 2003, will be allocated to the opening balance and will not reduce operating income.

2001 COMPARED WITH 2000

                                                                                                                % OF SALES
                                                                                                            ------------------
                                                                 2001            2000        % CHANGE        2001        2000
                                                              ---------       ---------      --------       -----       ------
                                                                    (IN MILLION)
SALES:
  Aerostructures and Aviation Technical Services              $ 1,493.6       $ 1,427.0          4.7
  Landing Systems                                               1,149.1         1,057.7          8.6
  Engine and Safety Systems                                       762.6           644.4         18.3
  Electronic Systems                                              779.2           571.4         36.4
                                                              ---------       ---------
        Total Sales                                           $ 4,184.5       $ 3,700.5         13.1
                                                              =========       =========

SEGMENT OPERATING INCOME, as reported:
  Aerostructures and Aviation Technical Services              $    95.7       $   206.0        (53.5)         6.4        14.4
  Landing Systems                                                 108.4           123.7        (12.4)         9.4        11.7
  Engine and Safety Systems                                       114.2           115.8         (1.4)        15.0        18.0
  Electronic Systems                                              126.5           117.0          8.1         16.2        20.5
                                                              ---------       ---------
        Segment Operating Income                              $   444.8       $   562.5        (20.9)        10.6        15.2
                                                              =========       =========

SEGMENT OPERATING INCOME, excluding special items:
  Aerostructures and Aviation Technical Services              $   226.0       $   209.6          7.8         15.1        14.7
  Landing Systems                                                 153.1           149.0          2.8         13.3        14.1
  Engine and Safety Systems                                       131.9           117.5         12.3         17.3        18.2
  Electronic Systems                                              133.1           117.5         13.3         17.1        20.6
                                                              ---------       ---------
        Segment Operating Income                              $   644.1       $   593.6          8.5         15.4        16.0
                                                              =========       =========


AEROSTRUCTURES AND AVIATION TECHNICAL SERVICES SEGMENT

Sales increased $66.6 million, or 4.7 percent, from $1,427.0 million during 2000 to $1,493.6 million in 2001. The increase was due to a significant increase in Aerostructures related sales (approximately $92 million), offset by lower sales at the segment's aviation technical services businesses (approximately $41 million). The segment's aviation technical services business performs comprehensive total aircraft maintenance, repair, modification and overhaul work. Most of the decrease in sales in this business unit was attributable to lower aircraft maintenance work.

The increase in Aerostructures related sales (nacelles, pylons, thrust reversers and related engine housing components and services) was primarily due to rate increases on the CFM 56 (A319, A320 and A321 programs), PW4000, B717-200 and V2500 programs, higher aftermarket spares sales, increased aftermarket services and spares sales and several new programs (C-5 Pylon, F-15). Partially offsetting these increases was a decrease in aftermarket sales on the Super 27 program as well as rate decreases on the CFM56-5 (A340) and RR535-E4 programs.

Operating income, as reported, decreased to $95.7 million in 2001 from $206.0 million in 2000. Operating income, excluding special items, increased $16.4 million, or 7.8 percent, from $209.6 million in 2000 to $226.0 million in 2001. The increase was driven by the increase in sales noted above, productivity improvements on several Aerostructures programs and reduced non-recurring engineering costs associated with the terminated X-33 program. Partially offsetting these increases were additional costs associated with the implementation of an enterprise resource planning system at the segment's Aerostructures businesses, increased losses of approximately $1 million associated with the segment's aviation technical services business and the closeout of the MD-11 and MD-90 contracts in 2000.

LANDING SYSTEMS SEGMENT

Sales increased $91.4 million, or 8.6 percent, from $1,057.7 million during 2000 to $1,149.1 million during 2001. The increase in sales was primarily attributable to higher sales of landing gear and wheels and brakes. Landing gear sales increased across all major markets primarily due to increased sales of original equipment to Boeing, Bombardier and the U.S. government, partially offset by reduced pricing on several Boeing programs as a result of contract extensions (through 2006) approved during mid-2001. Major programs contributing to the increased sales of landing gear included the B757, B777, C-17, F18 and RJ601 programs. The increased sales of wheels and brakes related primarily to increased aftermarket sales in the commercial, regional, business and military markets primarily on the A319/320, B747-400, B777, Embraer 145, DeHavilland Dash 8, F16 and Cessna programs, partially offset by decreased sales on the B727 out-of-production program. This increase in sales was partially offset by a significant decrease in sales of landing gear overhaul services ($20.5 million), primarily due to fewer customer removals as a result of airlines deferring or reducing discretionary expenditures.

Operating income, as reported, decreased from $123.7 million in 2000 to $108.4 million in 2001. Operating income, excluding special items, increased $4.1 million, or 2.8 percent, from $149.0 million during 2000 to $153.1 million during 2001. The increase was primarily due to the increase in volume noted above as well as a favorable sales mix, partially offset by increased sales incentives, reduced pricing as noted above, additional costs related to expedited shipments of certain landing gear to Boeing and an increased loss associated with providing landing gear overhaul services primarily due to the decrease in volume noted above (this business recorded a slight loss in 2000).

ENGINE AND SAFETY SYSTEMS SEGMENT

Sales increased $118.2 million, or 18.3 percent, from $644.4 million during 2000 to $762.6 million during 2001. While all of the segment's product lines experienced an increase in sales over the prior year, the increase was primarily attributable to a significant increase in aftermarket sales of evacuation products, particularly on the B747 program, increased sales of ejection seats, increased demand for the segment's gas turbine products that serve both the aerospace and industrial engine markets and acquisitions (approximately $30 million).

Operating income, as reported, was $114.2 million in 2001 and $115.8 million in 2000. Operating income, excluding special items, increased $14.4 million, or
12.3 percent, from $117.5 million during 2000 to $131.9 million during 2001. The increase was primarily attributable to the increase in sales noted above, partially offset by increased research and development expenses and inefficiencies at one of the segment's location that produces gas turbine products.

ELECTRONIC SYSTEMS SEGMENT

Sales increased $207.8 million, or 36.4 percent, from $571.4 million during 2000 to $779.2 million during 2001. The increase was driven primarily by space-based acquisitions (approximately $160 million) and increased sales by the segment's core businesses (approximately $55 million). The increase in sales at the segment's core businesses was primarily attributable to increased sales of sensors, fuel and utility systems as well as lightning detection and collision avoidance units, partially offset by lower sales in the segment's legacy space-based businesses. The increase in sensor sales was driven by increased regional and business OE demand, airline retrofits and the resumption of thermocouple shipments to the USAF. The fuel and utility sales increases were due mostly to aftermarket sales of spares and retrofit products, particularly on the B747 and B737 programs. The decrease in sales in the segment's legacy space-based businesses was due primarily to program delays and cancellations.

Operating income, as reported, increased to $126.5 million in 2001 from $117.0 million in 2000. Operating income, excluding special items, increased $15.6 million, or 13.3 percent, from $117.5 million during 2000 to $133.1 million during 2001. The increase was primarily due to the factors noted above, partially offset by increased investments in technologies and products, increased research and development expenses and higher costs related to the consolidation and integration of acquisitions.

The significant reduction in operating margins of 20.6 percent in 2000 to 17.1 percent in 2001 was primarily attributable to program delays and cancellations impacting the segment's space-based businesses and lower margins on sales from acquired companies.

LIQUIDITY AND CAPITAL RESOURCES

We currently expect to fund expenditures for capital requirements as well as liquidity needs from a combination of internally generated funds and financing arrangements. We believe that our internally generated liquidity, together with access to external capital resources, will be sufficient to satisfy existing commitments and plans, and also to provide adequate financial flexibility.

CREDIT FACILITIES

In July 2002, we entered into a $1.5 billion committed syndicated 364-day revolving credit agreement that expires in July 2003. This credit facility was used to finance the acquisition of Aeronautical Systems from TRW Inc. The agreement was provided by a bank group that also participates in our global syndicated revolvers. At December 31, 2002, this credit facility commitment had been reduced to $200 million. This commitment reduction was primarily due to the issuance of equity and long-term debt, cash from asset monetizations and operating cash flow during the fourth quarter of 2002. See Notes I and R of the accompanying Consolidated Financial Statements. We intend to repay and terminate this agreement prior to its expiration date. The repayment is expected to be funded from the proceeds from asset monetizations and cash flow from operations.

In December 2001, we entered into $750 million in committed global syndicated revolving credit agreements. These credit agreements replaced the $600 million of committed domestic revolving credit agreements and the $80 million committed multi-currency revolving credit facility. The international bank group providing credit under the agreements is substantially the same group that provided credit under the previous agreements. The syndicated credit facilities consist of a $425 million three-year agreement expiring in December 2004 and a $325 million 364-day agreement expiring in September 2003. We intend to renew the $325 million credit facility at its annual renewal date. At December 31, 2002, $155 million was borrowed under these committed revolving credit facilities.

We also maintain $100 million of uncommitted domestic money market facilities and $6.8 million of uncommitted foreign working capital facilities with various banks to meet short-term borrowing requirements. As of December 31, 2002, $23.5 million was borrowed under these facilities. These uncommitted credit facilities are provided by a small number of commercial banks that also provide us with committed credit through the syndicated revolving credit facilities and with various cash management, trust and other services. As a result of these established relationships, we believe that our uncommitted facilities are a highly reliable and cost-effective source of liquidity.

Continued borrowing under our credit facilities is conditioned upon compliance with financial and other covenants set forth in the related agreements. We are currently in compliance with all such covenants. Our credit facilities do not contain any rating downgrade triggers that would accelerate the maturity of our indebtedness thereunder. However, a ratings downgrade would result in an increase in the interest rate and fees payable under our syndicated revolving credit facilities. Such a downgrade also could adversely affect our ability to renew existing, or obtain access to new, credit facilities in the future and could increase the cost of such new facilities.

LONG-TERM FINANCING

At December 31, 2002, we had long-term debt of $2,127.3 million, with maturities ranging from 2004 to 2046. See Note I of the accompanying Financial Statements for further information on the borrowings. Current maturities of long-term debt at December 31, 2002 were $2.1 million.

In December 2002, we issued $300.0 million of 6.45 percent senior notes due in 2007 and $500.0 million of 7.625 percent senior notes due in 2012. The net proceeds from the issuance of the senior notes were used to repay a portion of the amounts outstanding under the $1.5 billion, 364-day credit facility.

In May 2002, we issued $296.9 million aggregate principal amount of 7.5 percent senior notes due in 2008 in exchange for a like principal amount of Coltec's 7.5 percent senior notes due 2008. All of the $296.9 million of the Coltec senior notes acquired by us in the exchange offer were sold to Coltec and thereafter cancelled. The remaining $3.1 million of outstanding Coltec senior notes remain outstanding as the obligation of Coltec, which is now a wholly owned subsidiary of EnPro.

In November 2002, we completed an offering of 14,950,000 shares of our common stock. The net proceeds from the offering of approximately $216.2 million were used to repay a portion of the amounts outstanding under the $1.5 billion, 364-day credit facility.

At December 31, 2002, we had the authority to issue up to $1.4 billion of debt securities, series preferred stock, common stock, stock purchase contracts and stock purchase units under our existing shelf registration. The net proceeds from any securities issued pursuant to the shelf registration statement would be used for general corporate purposes unless such proceeds are required to repay borrowings under the $1.5 billion, 364-day credit facility.

QUIPS

At December 31, 2002 and 2001, $126.5 million was outstanding of 8.30% Cumulative Quarterly Income Preferred Securities, Series A (QUIPS) issued by BFGoodrich Capital, a Delaware business trust (Trust), all of the common equity of which is owned by us. The QUIPS are supported by 8.30% Junior Subordinated Debentures, Series A, due 2025 (QUIPS Debentures) issued by us. We have unconditionally guaranteed all distributions required to be made by the Trust, but only to the extent the Trust has funds legally available for such distributions.

OFF-BALANCE SHEET ARRANGEMENTS

We utilize several forms of off-balance sheet financing arrangements. At December 31, 2002, these arrangements included:

                                                         UNDISCOUNTED
                                                           MINIMUM
                                                         FUTURE LEASE            RECEIVABLES
(IN MILLIONS)                                              PAYMENTS                 SOLD
                                                         ------------            -----------
Tax Advantaged Operating Leases                              $  59
Standard Operating Leases                                      166
                                                            ------
                                                            $  225
                                                            ======
Short-term Receivables                                                               $ 97

Lease Agreements

We finance our use of certain equipment, including corporate aircraft, under committed lease arrangements provided by financial institutions. These arrangements allow us to claim a deduction for the tax depreciation on the assets, rather than the lessor, and allow us to lease up to a maximum of $95 million at December 31, 2002. Since the terms of these arrangements meet the accounting definition of operating lease arrangements, the aggregate sum of future minimum lease payments is not reflected on our consolidated balance sheet. At December 31, 2002, approximately $59 million of future minimum lease payments were outstanding under these arrangements. We also have various other operating lease agreements whose future minimum lease payments approximated $166 million at December 31, 2002. The increase from $81 million at December 31, 2001 resulted from leases that we assumed in the acquisition of Aeronautical Systems. See Note J to the accompanying Consolidated Financial Statements for additional disclosure.

Sale of Receivables

At December 31, 2002 and 2001, we had in place a trade receivables securitization program pursuant to which we could sell receivables up to a maximum of $140 million and $110 million, respectively. Accounts receivable sold under this program were $97.3 million at December 31, 2002 and 2001.

Continued availability of the securitization program is conditioned upon compliance with financial and other covenants set forth in the related agreements. We are currently in compliance with all such covenants. The securitization agreement also includes a rating downgrade trigger pursuant to which the agreement may be terminated upon a rating downgrade. If such an event were to occur, we expect that we would have sufficient capital resources through our existing revolving credit facilities to satisfy any termination requirements.

During 2000, we entered into an agreement to sell certain long-term receivables to a financial institution. The agreement contained recourse provisions under which we were required to repurchase the receivables in certain events. In the fourth quarter 2001, we repurchased approximately $20 million of these long-term receivables at the request of the financial institution. In August 2002, we repurchased $20.3 million of receivables as a result of a payment default by the primary obligor and terminated the agreement.

SHARE REPURCHASE PROGRAM

On September 17, 2001, we announced a program to repurchase up to $300 million of our common stock. We have repurchased 2.5 million shares through December 31, 2001. The total cost of these shares was approximately $50 million with an average price of $20.29 per share.

No shares were repurchased under this program during 2002 and none are expected to be repurchased in 2003.

CHANGE IN DIVIDEND POLICY

On May 17, 2002, we announced that our Board of Directors approved a change in our dividend policy to achieve a net income payout ratio that we believe is consistent with other leading aerospace companies. Our quarterly dividend on our common stock was reduced to $0.20 per share from the previous level of $0.275 per share. The change was effective with the regular quarterly dividend payable on July 1, 2002 to the shareholders of record as of June 10, 2002.

CASH FLOW

The following table summarizes our cash flow activity for 2002, 2001 and 2000:

Cash Flows Provided by (Used by):                               2002                     2001                    2000
                                                                ----                     ----                    ----
Operating activities                                        $     539.2               $   382.6                $  168.2
Investing activities                                        $  (1,509.0)              $  (288.8)               $ (349.4)
Financing activities                                        $   1,163.6               $  (936.3)               $   80.6
Discontinued operations                                     $    (132.6)              $   850.7                $  114.6

OPERATING CASH FLOWS

Cash flow provided by operating activities increased by $156.6 million to $539.2 million in 2002 from $382.6 million in 2001. The increase in cash flow from operations resulted from improved management of Accounts Receivable and Inventory, and lower estimated tax payments in 2002. Also included in 2002 cash flow provided by operating activities was approximately $29.4 million resulting from the sale of an interest rate swap agreement associated with $200 million of our long-term debt and $30.8 million of cash received from the sale of hedges acquired in the acquisition of Aeronautical Systems. Offsetting the favorable cash flow was a decrease in Accounts Payable.

Operating cash flow increased by $214.4 million, from $168.2 million in 2000 to $382.6 million in 2001. The increase was primarily due to a $113.7 million payment to the Internal Revenue Service (IRS) in 2000, increased cash earnings from continuing operations, lower restructuring and consolidation cost payments and lower tax payments, partially offset by working capital requirements during 2001.

INVESTING CASH FLOWS

We used $1,509.0 million of cash primarily for the acquisition of Aeronautical Systems for $1,472.2 million and capital expenditures of $107.3 million offset in part by a payment of $49.8 million of the PIK notes. Capital expenditures were lower than in 2001 due to the expansion of our carbon producing capabilities in 2001 and a large enterprise resource planning project at our Aerostructures business that was substantially complete in 2001.

We used $288.8 million in investing activities in 2001 versus $349.4 million in 2000. The decrease was due primarily to lower spending on acquisitions (approximately $128 million), partially offset by increased spending on capital expenditures (approximately $57 million).

FINANCING CASH FLOWS

Financing activities provided $1,163.6 million of cash in 2002, consumed $936.3 million of cash in 2001 and provided $80.6 million in cash in 2000. The increase in long-term and short-term debt and capital stock was to finance the acquisition of Aeronautical Systems in 2002. The primary reason for the increased use of cash in 2001 was the repayment of short-term indebtedness with the proceeds from the Performance Materials sale. See Discontinued Operations Cash Flow discussion below. We increased our borrowings in 2000 to finance acquisitions as well as our share repurchase program.

DISCONTINUED OPERATIONS CASH FLOW

Cash requirements for discontinued operations of $132.6 million during 2002 includes $63.6 million of cash included in the net assets of the EIP business distributed to shareholders, $47.0 million paid, net of insurance receipts, for asbestos-related matters and $15.6 million relating to capital expenditures and debt repayments. Cash provided by discontinued operations during 2001 of $850.7 million includes $960.0 million attributable to the sale of the Performance Materials business in February 2001.

Cash flow from discontinued operations increased $736.1 million, from $114.6 million in 2000 to $850.7 million in 2001. Performance Materials accounted for $960 million of this increase, partially offset by a decrease of $224 million in cash flow attributable to the EIP segment. The Performance Materials increase was primarily attributable to the sale of the business during the first quarter of 2001, while the decrease in cash flow attributable to the EIP segment was primarily attributable to the Glacier Bearings acquisition during 2001 (approximately $150 million) and increased payments related to the defense and disposition of asbestos-related claims.

NET DEBT-TO-CAPITALIZATION RATIO

Our net debt-to-capitalization ratio (net of cash and cash equivalents) was 68.7 percent at December 31, 2002 as compared to 47.2 percent at December 31, 2001. For purposes of this ratio, the trust preferred securities are treated as capital. The ratio increased due to debt financing of approximately $1.3 billion relating to the acquisition of Aeronautical Systems. The additional $200 million of purchase price of Aeronautical Systems was financed through the issuance of $216.2 million of common stock in the fourth quarter of 2002.

COMMERCIAL AIRLINE CUSTOMERS

The downturn in the commercial air transport market, exacerbated by the terrorist attacks on September 11, 2001, has adversely affected the financial condition of many of our commercial airline customers. Many of these customers have requested extended payment terms for future shipments and/or reduced pricing. We review and evaluate these requests on a case-by-case basis. We perform ongoing credit evaluations on the financial condition of all of our customers and maintain reserves for uncollectible accounts receivable based upon expected collectibility. Although we believe our reserves are adequate, we are not able to predict the future financial stability of these customers. Any material change in the financial status of any one or group of customers could have a material adverse effect on our financial condition, results of operations or cash flows. The extent to which extended payment terms are granted to customers may negatively affect future cash flow.

One of our customers, Fairchild Dornier, commenced insolvency proceedings in Germany in 2002. As a result, we recorded a $1.0 million charge during the first quarter of 2002 related to accounts receivable from Fairchild Dornier and recorded a $16.6 million charge during the second quarter of 2002 for capitalized pre-production and inventory costs and supplier termination charges relating to the Fairchild Dornier 728 and 928 integrated landing system program.

On August 11, 2002, US Airways announced that it had filed for protection under Chapter 11 of the United States Bankruptcy Code. As of December 31, 2002, we had accounts receivable for US Airways of approximately $2.6 million against which a valuation reserve of $1.9 million was recorded. In addition, as of December 31, 2002, we had approximately $3.4 million of unamortized sales incentives recorded as other assets and a 50 percent-owned investee had unamortized sales incentives recorded of approximately $1.6 million. We continue to provide US Airways with components under post-bankruptcy protection and to assess the realization of the above pre-bankruptcy assets as information becomes available.

On December 9, 2002, the parent company of United Airlines announced that it and certain of its U.S. subsidiaries had filed for protection under Chapter 11 of the U.S. Bankruptcy Code. As of December 31, 2002, we had accounts receivable from United Airlines of approximately $2.7 million against which a valuation reserve of $1.2 million was recorded. In addition, as of December 31, 2002, we had unamortized sales incentives recorded as other assets of approximately $4.5 million. We continue to provide United Airlines with components under post-bankruptcy protection and to assess the realization of the pre-bankruptcy assets as information becomes available.

INSURANCE COSTS AND AVAILABILITY

As a result of the terrorist attacks on September 11, 2001 and general market conditions, our insurance costs have increased and certain types of coverage have been eliminated or made available to us with less favorable terms and conditions. We renewed our property and casualty programs in 2002 at a higher cost, but with generally similar deductibles, terms and conditions as the expiring policies, with the exception that our property insurance program was renewed without coverage for terrorist acts, including associated business interruption. Our property and general liability programs were renewed with reduced limits of liability reflecting the spin-off of our industrial products business, but in each case, limits were maintained at levels consistent with our industry peers. Our property insurance, general liability and aircraft products liability programs expire in mid-2003 and our executive risk program expires in 2004. We expect to renew our policies when these policies expire in 2003.

CONTINGENCIES

GENERAL

There are pending or threatened against us or our subsidiaries various claims, lawsuits and administrative proceedings, all arising from the ordinary course of business with respect to commercial, product liability, asbestos and environmental matters, which seek remedies or damages. We believe that any liability that may finally be determined with respect to commercial and non-asbestos product liability claims should not have a material effect on our consolidated financial position or results of operations. From time to time, we are also involved in legal proceedings as a plaintiff involving contract, patent protection, environmental and other matters. Gain contingencies, if any, are recognized when they are realized.

ENVIRONMENTAL

We are subject to various domestic and international environmental laws and regulations which may require that we investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, including sites at which we have been identified as a potentially responsible party under the federal Superfund laws and comparable state laws. We are currently involved in the investigation and remediation of a number of sites under these laws.

The measurement of environmental liabilities by us is based on currently available facts, present laws and regulations and current technology. Such estimates take into consideration our prior experience in site investigation and remediation, the data concerning cleanup costs available from other companies and regulatory authorities and the professional judgment of our environmental specialists in consultation with outside environmental specialists, when necessary. Estimates of our liability are further subject to uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, imprecise engineering evaluations and estimates of appropriate cleanup technology, methodology and cost, the extent of corrective actions that may be required and the number and financial condition of other potentially responsible parties, as well as the extent of their responsibility for the remediation.

Accordingly, as investigation and remediation of these sites proceed, it is likely that adjustments in our accruals will be necessary to reflect new information. The amounts of any such adjustments could have a material adverse effect on our results of operations in a given period, but the amounts, and the possible range of loss in excess of the amounts accrued, are not reasonably estimable. Based on currently available information, however, we do not believe that future environmental costs in excess of those accrued with respect to sites with which we have been identified as a potentially responsible party are likely to have a material adverse effect on our financial condition. There can be no assurance, however, that additional future developments, administrative actions or liabilities relating to environmental matters will not have a material adverse effect on our results of operations or cash flows in a given period.

Environmental liabilities are recorded when our liability is probable and the costs are reasonably estimable, which generally is not later than at completion of a feasibility study or when we have recommended a remedy or have committed to an appropriate plan of action. The liabilities are reviewed periodically and, as investigations and remediation proceed, adjustments are made as necessary. Liabilities for losses from environmental remediation obligations do not consider the effects of inflation, and anticipated expenditures are not discounted to their present value. The liabilities are not reduced by possible recoveries from insurance carriers or other third parties, but do reflect anticipated allocations among potentially responsible parties at federal Superfund sites or similar state-managed sites and an assessment of the likelihood that such parties will fulfill their obligations at such sites.

At December 31, 2002, our liabilities for environmental remediation obligations totaled $92.7 million, of which $19.0 million was included in current liabilities as Accrued Liabilities. Of the $92.7 million, $21.5 million was associated with ongoing operations and $71.2 million was associated with businesses previously disposed of or discontinued.

The timing of expenditures depends on a number of factors that vary by site, including the nature and extent of contamination, the number of potentially responsible parties, the timing of regulatory approvals, the complexity of the investigation and remediation, and the standards for remediation. We expect that we will expend present accruals over many years, and will complete remediation of all sites with which we have been identified in up to 30 years. This period includes operation and monitoring costs that are generally incurred over 15 to 25 years.

TOLO LITIGATION

In May 2000, we and our subsidiary Rohr, Inc. were served with a complaint in a lawsuit filed in the Superior Court of Orange County, California, by former shareholders and certain former employees of Tolo, Inc. Tolo is a subsidiary of Rohr that was acquired in 1997 pursuant to a stock purchase agreement. The former shareholders alleged that we and Rohr breached the stock purchase agreement by failing to pay $2.4 million under the terms of the agreement. In September 2001, a jury found that we were liable to the shareholders for the $2.4 million retained by Rohr under the stock purchase agreement and were also assessed punitive damages of $48 million. The court subsequently reduced the punitive damage award to $24 million. We and Rohr appealed the judgment.

In December 2002, the appellate court issued a ruling directing the trial court to enter judgment in favor of us and Rohr on both the fraud claim and the breach of contract claim. The plaintiffs' motion for rehearing of that ruling was subsequently denied. On February 10, 2003, the plaintiffs filed a petition for review with the California Supreme Court. We have until March 2, 2003 to respond to the petition.

ASBESTOS

We and certain of our subsidiaries have been named as defendants in various actions by plaintiffs alleging injury or death as a result of exposure to asbestos fibers in products, or which may have been present in our facilities. A number of these cases involve maritime claims, which have been and are expected to continue to be administratively dismissed by the court. These actions primarily relate to previously owned businesses. We believe that we have substantial insurance coverage available to us related to any remaining claims. As a result, we believe that these pending and reasonably anticipated future actions are not likely to have a material adverse effect on our financial condition or results of operations.

DISCONTINUED OPERATIONS

At the time of the EIP spin-off, two subsidiaries of Coltec were defendants in a significant number of personal injury claims relating to alleged asbestos-containing products sold by those subsidiaries. It is possible that asbestos-related claims might be asserted against us on the theory that we have some responsibility for the asbestos-related liabilities of EnPro, Coltec or its subsidiaries, even though the activities that led to those claims occurred prior to our ownership of any of those subsidiaries. Also, it is possible that a claim might be asserted against us that Coltec's dividend of its aerospace business to us prior to the spin-off was made at a time when Coltec was insolvent or caused Coltec to become insolvent. Such a claim could seek recovery from us on behalf of Coltec of the fair market value of the dividend.

No such claims have been asserted against us to date. We believe that we would have substantial legal defenses against any such claims. In addition, the agreement between EnPro and us that was used to effectuate the spin-off provides us with an indemnification from EnPro covering, among other things, these liabilities. Any such asbestos-related claims would likely require, as a practical matter, that Coltec's subsidiaries were unable to satisfy their asbestos-related liabilities and that Coltec was found to be responsible for these liabilities and was unable to meet its financial obligations. We believe any such claims would be without merit and that Coltec was solvent both before and after the dividend. If we are ultimately found to be responsible for the asbestos-related liabilities of Coltec's subsidiaries, we believe it would not have a material adverse effect on our financial condition, but could have a material adverse effect on our results of operations and cash flows in a particular period. However, because of the uncertainty as to the number, timing and payments related to future asbestos-related claims, there can be no assurance that any such claims will not have a material adverse effect on our financial condition, results of operations and cash flows. If a claim related to the dividend of Coltec's aerospace business were successful, it could have a material adverse impact on our financial condition, results of operations and cash flows.

GUARANTEES

We have guaranteed amounts owed by Coltec Capital Trust with respect to the $150 million of outstanding 5 1/4 percent convertible trust preferred securities (TIDES), and have guaranteed Coltec's performance of its obligations with respect to the TIDES and the underlying Coltec convertible subordinated debentures. Following the spin-off of the EIP segment, the TIDES remained outstanding as an obligation of Coltec Capital Trust and our guarantee with respect to the TIDES remains an obligation of ours. EnPro, Coltec and Coltec Capital Trust have agreed to indemnify us from any costs and liabilities arising under or related to the TIDES after the spin-off.

In addition to our guarantee of the TIDES, we have an outstanding contingent liability for guaranteed debt and lease payments of $4.5 million and for letters of credit and bank guarantees of $43.1 million at December 31, 2002.

CERTAIN CONTRACTS AND INVESTMENT

Our Aerostructures business re-engines 727 aircraft (the "Super 27 program"). The re-engining enables these aircraft to meet sound attenuation requirements and improve their fuel efficiency. At December 31, 2002, we had $44.7 million of inventory and $61.2 million of long-term notes receivable with respect to the Super 27 program. At December 31, 2001, $20.3 million of these notes receivable had been sold to a financial institution. The agreement relating to the sale contained recourse provisions. Due to a default by the primary obligor, we repurchased the notes receivable in August 2002 and the agreement was terminated. We believe that the recorded value of the notes receivable of $61.2 million is less than or equal to the fair value of the underlying collateral. Collection of these receivables, as well as the recovery of some portion of our investment in existing inventory balances, may be negatively affected should the overall deterioration in the commercial airline market continue or if the market for re-engined Super 27 program aircraft deteriorates further. Because of these conditions, we will continue to assess the value of these assets and their ultimate recovery.

Our Aerostructures business has a contract with Boeing on the B717-200 program that is subject to certain risks and uncertainties. Recovery of pre-production inventory balances of $31.2 million as of December 31, 2002 is subject to Boeing's future production rate and delivery schedule as well as our future cost structure and learning curve assumptions.

During 2000, we invested as a minority shareholder in Cordiem LLC (Cordiem). Cordiem is an aerospace business venture between suppliers and airlines whose purpose is to utilize Internet-based solutions to lower costs of business transactions and inventory, to expand product awareness and availability to more customers and to improve information flow between participants. As of December 31, 2002, our investment in Cordiem, including internal-use software, was $12.9 million. As of December 31, 2002, all equity partners had signed up for services for 2003. There is, however, concern about the ability of certain airlines to fulfill their pledges. We continue to monitor the recoverability of our investment in Cordiem.

NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 143 "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We will adopt SFAS 143 on January 1, 2003. We do not expect that SFAS 143 will have a material effect on our consolidated financial condition or results of operations.

In October 2001, the FASB issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 supersedes FASB Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121); however it retains the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be "held and used." In addition, SFAS 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset (group) to be disposed of other than by sale (e.g. abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset (group) as "held for sale." SFAS 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 144 did not have a material impact on our consolidated financial condition or results of operations.

In April 2002, the FASB issued Statement No. 145 "Rescission of FASB Statements No. 4, 44 and 62, amendment of FASB Statement No. 13 and Technical Corrections" (SFAS 145). SFAS 145 will require gains and losses on the extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under Statement of Financial Standards No. 4. Extraordinary treatment will be required for certain extinguishments as provided in APB Opinion No. 30. SFAS 145 also amends Statement of Financial Accounting Standards No. 13 to require certain modifications to capital leases to be treated as a sale-leaseback and modifies the accounting for sub-leases when the original lessee remains a secondary obligor (or guarantor). SFAS 145 is effective for financial statements issued after May 15, 2002,and with respect to the impact of the reporting requirements of changes made to SFAS 4 for fiscal years beginning after May 15, 2002. The adoption of the applicable provisions of SFAS 145 did not have an effect on our financial statements.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with earlier application encouraged. We do not expect that SFAS 146 will have a material effect on our consolidated financial condition or results of operations but it will impact the timing of charges, which could impact comparability of results among reporting periods.

During November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires certain guarantees to be recorded at fair value. The initial recognition and measurement provisions of FIN 45 are applicable, on a prospective basis, to guarantees issued or modified after December 31, 2002. FIN 45 also requires a guarantor to make new disclosures regarding guarantees. The disclosure requirements are effective for financial statements ending after December 15, 2002.

In December 2002, the FASB issued Statement No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosures" (SFAS 148) which amends FASB Statement No. 123 "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on going basis, we evaluate our estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, investments, intangible assets, income taxes, financing operations, warranty obligations, excess component order cancellation costs, restructuring, long-term service contracts, pensions and other post-retirement benefits, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

For revenues not recognized under the contract method of accounting, we recognize revenues from the sale of products at the point of passage of title, which is at the time of shipment. Revenues earned from providing maintenance service are recognized when the service is complete.

CONTRACT ACCOUNTING - PERCENTAGE OF COMPLETION

Revenue Recognition

We also have sales under long-term, fixed-priced contracts, many of which contain escalation clauses, requiring delivery of products over several years and frequently providing the buyer with option pricing on follow-on orders. Sales and profits on each contract are recognized in accordance with the percentage-of-completion method of accounting, using the units-of-delivery method. We follow the guidelines of Statement of Position 81-1 (SOP 81-1), "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" (the contract method of accounting) except that our contract accounting policies differ from the recommendations of SOP 81-1 in that revisions of estimated profits on contracts are included in earnings under the reallocation method rather than the cumulative catch-up method. Under the reallocation method, the impact of revisions in estimates related to units shipped to date is recognized ratably over the remaining life of the contract while under the cumulative catch-up method such impact would be recognized immediately.

Profit is estimated based on the difference between total estimated revenue and total estimated cost of a contract, excluding that reported in prior periods, and is recognized evenly in the current and future periods as a uniform percentage of sales value on all remaining units to be delivered. Current revenue does not anticipate higher or lower future prices but includes units delivered at actual sales prices. Cost includes the estimated cost of the preproduction effort, primarily tooling and design, plus the estimated cost of manufacturing a specified number of production units. The specified number of production units used to establish the profit margin is predicated upon contractual terms adjusted for market forecasts and does not exceed the lesser of those quantities assumed in original contract pricing or those quantities which we now expect to deliver in the timeframe/periods assumed in the original contract pricing. Our policies only allow the estimated number of production units to be delivered to exceed the quantity assumed within the original contract pricing when we receive firm orders for additional units. The timeframe/period assumed in the original contract pricing is generally equal to the period specified in the contract. If the contract is a "life of program" contract, then such period is equal to the time period used in the original pricing model which generally equals the time period required to recover our pre-production costs. Option quantities are combined with prior orders when follow-on orders are released.

The contract method of accounting involves the use of various estimating techniques to project costs at completion and includes estimates of recoveries asserted against the customer for changes in specifications. These estimates involve various assumptions and projections relative to the outcome of future events, including the quantity and timing of product deliveries. Also included are assumptions relative to future labor performance and rates, and projections relative to material and overhead costs. These assumptions involve various levels of expected performance improvements. We reevaluate our contract estimates periodically and reflect changes in estimates in the current and future periods under the reallocation method.

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

IDENTIFIABLE INTANGIBLE ASSETS

Identifiable intangible assets are recorded at cost, or when acquired as part of a business combination, at estimated fair value. These assets include patents and other technology agreements, sourcing contracts, trademarks, licenses, customer relationships and non-compete agreements. Intangible assets are generally amortized using the straight-line method over estimated useful lives of 5 to 25 years for all acquisitions completed prior to June 30, 2001. For acquisitions completed subsequent to June 30, 2001, identifiable intangible assets are amortized over their useful life using undiscounted cash flows, a method that reflects the pattern in which the economic benefits of the intangible assets are consumed.

Impairments of identifiable intangible assets are recognized when events or changes in circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be recoverable and our estimate of undiscounted cash flows over the assets remaining useful life are less than the carrying value of the assets. The determination of undiscounted cash flow is based on the segments' plans. The revenue growth is based upon aircraft build projections from aircraft manufacturers and widely available external publications. The profit margin assumption is based upon the current cost structure and anticipated cost reductions. Measurement of the amount of impairment may be based upon an appraisal, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset.

SALES INCENTIVES

We offer sales incentives to certain commercial customers in connection with sales contracts. These incentives may consist of up-front cash payments, merchandise credits and/or free products. The cost of these incentives is recognized in the period incurred unless it is specifically guaranteed of recovery within the contract by the customer. If the contract contains such a guarantee, then the cost of the sales incentive is capitalized and amortized over the contract period.

ENTRY FEES - INVESTMENT IN RISK AND REVENUE SHARING PROGRAMS

Major aerospace customers negotiate an entry fee, representing an up-front cash investment in a new program. The payment effectively demonstrates our commitment to participate in new product programs and is part of the exclusive supply agreement. In return, we receive a percentage of the product sales in the supply periods after flight certification. Entry fees differ from sales incentives as entry fees are an investment in a program which will generate a benefit from the total sales of the program, not just sales from our products while sales incentives are recovered during the contract period of our products by a specific guarantee of recovery by the customer. The entry fees are recognized as Other Assets and amortized on a straight-line basis over the programs' useful life following certification, which approximates 10 to 20 years. The value of the investment is evaluated for impairment based on the criteria in Identifiable Intangible Assets above. The estimated lives are reviewed periodically based upon the expected program lives as communicated by the customer.

EMPLOYEE BENEFITS

Assumptions used in determining the projected benefit obligations and the fair value of plan assets for our pension and postretirement benefits other than pensions plans are evaluated by us with consultation with an outside actuary. Changes in assumptions are based upon our historical data, such as the rate of compensation increase and the long-term rate of return on plan assets. Assumptions, including the discount rate, the long-term rate of return on plan assets and the health care cost projections are evaluated and updated annually.

Based upon our evaluation of the U.S. plans, we have changed the expected long-term rate of return on plan assets from 9.25 percent for 2002 to 9.00 percent for 2003. We have also changed the discount rate from 7.50 percent at December 31, 2001 to 6.875 percent at December 31, 2002. The rate of compensation decreased from 4.0 percent in 2001 to 3.86 percent in 2002. For measurement at December 31, 2001, an 8.5 percent annual rate of increase in the per capita cost of covered healthcare benefits was assumed with the rate assumed to decrease gradually to 5.0 percent for 2006 and remain at that level, thereafter. For measurement at December 31, 2002, a 10 percent annual rate of increase in the per capita cost of covered healthcare was assumed with a gradual decline to 5.0 percent for 2007 remaining at that level, thereafter.

PENDING SALE OF THE AVIONICS BUSINESS

On January 29, 2003, we announced that we had entered into a definitive agreement to sell our Avionics business to L-3 Communications Corporation (L-3) for $188 million. The transaction was approved by the boards of directors of our company and L-3. Subject to customary regulatory approvals, the sale is expected to close late in the first quarter or early in the second quarter of 2003. After-tax proceeds are expected to be approximately $134 million and are intended to be used to further reduce the borrowings under our $1.5 billion, 364-day credit agreement. The Avionics business will be reported as a discontinued operation beginning with the first quarter 2003.

FORWARD-LOOKING INFORMATION IS SUBJECT TO RISK AND UNCERTAINTY

Certain statements made in this document are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding our future plans, objectives and expected performance. Specifically, statements that are not historical facts, including statements accompanied by words such as "believe," "expect," "anticipate," intend," "estimate," or "plan," are intended to identify forward-looking statements and convey the uncertainty of future events or outcomes. We caution readers that any such forward-looking statements are based on assumptions that we believe are reasonable, but are subject to a wide range of risks, and actual results may differ materially.

Important factors that could cause actual results to differ include, but are not limited to:

         - the extent to which we are successful in integrating Aeronautical Systems and achieving expected operating synergies;

         - the extent to which we are successful in completing the sale of our Avionics business;

         - global demand for aircraft spare parts and aftermarket services;

         - the impact of the terrorist attacks on September 11, 2001 and their aftermath;

         - the timing related to restoring consumer confidence in air travel;

         - the health of the commercial aerospace industry, including the impact of bankruptcies in the airline industry;

         - the effect of current financial market conditions on pension plan assets including plan asset valuations, future expense and plan contributions;

         - demand for and market acceptance of new and existing products, such as the Airbus A380 and the Joint Strike Fighter;

         -        potential cancellation of orders by customers;

         -        successful development of products and advanced technologies;

         -        competitive product and pricing pressures;

         - the solvency of Coltec Industries Inc at the time of and subsequent to the spin-off of EnPro Industries, Inc. and the ability of Coltec's subsidiaries to satisfy their asbestos-related liabilities following the spin-off;

         - domestic and foreign government spending, budgetary and trade policies;

         - economic and political changes in international markets where we compete, such as changes in currency exchange rates, inflation rates, recession and other external factors over which we have no control; and

         - the outcome of contingencies (including completion of acquisitions, divestitures, litigation and environmental remediation efforts).

We caution you not to place undue reliance on the forward-looking statements contained in this document, which speak only as of the date on which these statements were made. We undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date on which these statements were made or to reflect the occurrence of unanticipated events.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks as part of our ongoing business operations, including risks from changes in interest rates and foreign currency exchange rates that could impact our financial condition, results of operations and cash flows. We manage our exposure to these and other market risks through regular operating and financing activities, and on a limited basis, through the use of derivative financial instruments. We intend to use such derivative financial instruments as risk management tools and not for speculative investment purposes.

INTEREST RATE EXPOSURE We are exposed to interest rate risk as a result of our outstanding debt obligations. The table below provides information about our financial instruments that are sensitive to changes in interest rates. The table represents principal cash flows and related weighted average interest rates by expected (contractual) maturity dates.

EXPECTED MATURITY DATES

(DOLLARS IN MILLIONS)

                                                                                                                    FAIR
                                    2003       2004      2005     2006       2007     THEREAFTER       TOTAL        VALUE
                                    ----       ----      ----     ----       ----     ----------       -----        -----
Debt
  Fixed Rate....................   $  2.0      $1.3      $1.1     $1.1      $301.3     $1,800.5      $2,107.3      $2,202.4
    Average Interest Rate.......      3.7%      2.5%      3.0%     2.8%        6.4%         7.2%          7.0%
  Variable Rate.................   $379.4      $1.2      $1.2     $2.1      $  0.2     $   17.2      $  401.3      $  401.3
    Average Interest Rate.......      2.3%      3.4%      3.4%     4.6%        3.1%         2.0%          2.3%
Capital Lease Obligations.......   $  2.0      $1.5      $0.4     $ --      $   --     $     --      $    3.9      $    3.5

FOREIGN CURRENCY EXPOSURE We are exposed to foreign currency risks that arise from normal business operations. These risks include transactions denominated in foreign currencies, the translation of monetary assets and liabilities denominated in currencies other than the functional currency of the subsidiary and translation of income and expense and balance sheet amounts of our foreign subsidiaries to the U.S. dollar. Our objective is to minimize our exposure to transaction and income risks through our normal operating activities and, where appropriate, through foreign currency forward exchange contracts.

As currency exchange rates fluctuate, translation of the statements of income of international businesses into U.S. dollars will affect comparability of revenues and expenses between years.

Upon the acquisition of Aeronautical Systems, we entered into additional foreign exchange forward contracts to sell U.S. dollars for Great Britain Pounds and for Euros in addition to our existing Euro contracts. These businesses have a substantial portion of their costs in Great Britain Pounds and Euros but have significant sales contracts that are denominated in U.S. dollars. These forward contracts are used to mitigate potential volatility to cash flows arising from changes in currency exchange rates. As of December 31, 2002 we had forward contracts with an aggregate notional amount of $656.0 million to buy Great Britain Pounds and contracts with an aggregate notional amount of $95.2 million to buy Euros. These forward contracts mature on a monthly basis with maturity dates that range from January 2003 to April 2007.

At December 31, 2002, a hypothetical 10 percent unfavorable change in exchange rates would decrease the value of the forward contracts described above by $88.0 million.

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



/s/ D. L. BURNER
------------------------------------
D. L. Burner
Chairman
and Chief Executive Officer



/s/ ULRICH SCHMIDT
------------------------------------
Ulrich Schmidt
Executive Vice President
and Chief Financial Officer



/s/ R. D. KONEY, JR.
------------------------------------
R. D. Koney, Jr.
Vice President and Controller

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Goodrich Corporation

We have audited the accompanying consolidated balance sheet of Goodrich Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Goodrich Corporation and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As described in Note H to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002.

                                                         /s/ Ernst & Young LLP

Charlotte, North Carolina
February 4, 2003

CONSOLIDATED STATEMENT OF INCOME

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

YEAR ENDED DECEMBER 31                                                        2002                 2001                 2000
----------------------                                                     ----------           ----------           ----------
SALES                                                                      $  3,910.2           $  4,184.5           $  3,700.5
Operating costs and expenses:
   Cost of sales                                                              2,945.6              3,203.1              2,735.8
   Selling and administrative costs                                             562.0                489.5                430.8
   Restructuring and consolidation costs                                         41.3                107.3                 44.2
                                                                           ----------           ----------           ----------
                                                                              3,548.9              3,799.9              3,210.8
                                                                           ----------           ----------           ----------
OPERATING INCOME                                                                361.3                384.6                489.7
Interest expense                                                               (106.2)              (107.8)              (107.3)
Interest income                                                                  32.6                 24.1                  5.2
Other income (expense)--net                                                     (18.1)               (19.2)               (20.6)
                                                                           ----------           ----------           ----------
Income from continuing operations before income
  taxes and Trust distributions                                                 269.6                281.7                367.0
Income tax expense                                                              (93.2)               (94.3)              (121.3)
Distributions on Trust preferred securities                                     (10.5)               (10.5)               (10.5)
                                                                           ----------           ----------           ----------
INCOME FROM CONTINUING OPERATIONS                                               165.9                176.9                235.2
Income (loss) from discontinued operations - net of taxes                       (11.9)               112.3                 90.7
Cumulative effect of change in accounting                                       (36.1)                  --                   --
                                                                           ----------           ----------           ----------
   NET INCOME                                                              $    117.9           $    289.2           $    325.9
                                                                           ==========           ==========           ==========

BASIC EARNINGS (LOSS) PER SHARE:
   Continuing operations                                                   $     1.60           $     1.72           $     2.24
   Discontinued operations                                                      (0.11)                1.08                 0.87
   Cumulative effect of change in accounting                                    (0.35)                  --                   --
                                                                           ----------           ----------           ----------
   NET INCOME                                                              $     1.14           $     2.80           $     3.11
                                                                           ==========           ==========           ==========

DILUTED EARNINGS (LOSS) PER SHARE:
   Continuing operations                                                   $     1.57           $     1.65           $     2.16
   Discontinued operations                                                      (0.09)                1.11                 0.88
   Cumulative effect of change in accounting                                    (0.34)                  --                   --
                                                                           ----------           ----------           ----------
   NET INCOME                                                              $     1.14           $     2.76           $     3.04
                                                                           ==========           ==========           ==========

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

(DOLLARS IN MILLIONS, EXCEPT SHARE AMOUNTS)
DECEMBER 31                                                                         2002                 2001
-----------                                                                      ----------           ----------
CURRENT ASSETS
Cash and cash equivalents....................................................    $    149.9           $     85.8
Accounts and notes receivable................................................         727.2                570.4
Inventories..................................................................         971.7                807.5
Deferred income taxes........................................................         121.3                112.9
Prepaid expenses and other assets............................................          38.0                 26.2
Assets of discontinued operations............................................            --                873.9
                                                                                 ----------           ----------
   TOTAL CURRENT ASSETS......................................................       2,008.1              2,476.7
Property ....................................................................       1,240.3                955.5
Prepaid pension..............................................................         250.5                238.7
Goodwill ....................................................................       1,194.2                747.3
Identifiable intangible assets...............................................         464.9                138.8
Payment-in-kind notes receivable, less discount
     ($11.0 and $22.2 at December 31, 2002 and 2001, respectively) ..........         141.7                168.4
Deferred income taxes........................................................          45.5                   --
Other assets ................................................................         644.4                475.0
                                                                                 ----------           ----------
   TOTAL ASSETS..............................................................    $  5,989.6           $  5,200.4
                                                                                 ==========           ==========

CURRENT LIABILITIES
Short-term bank debt.........................................................    $    379.2           $    113.3
Accounts payable.............................................................         443.0                386.6
Accrued expenses.............................................................         577.3                506.4
Income taxes payable.........................................................         150.8                119.2
Liabilities of discontinued operations.......................................            --                589.4
Current maturities of long-term debt and capital lease obligation............           3.9                  5.9
                                                                                 ----------           ----------
   TOTAL CURRENT LIABILITIES ................................................       1,554.2              1,720.8
Long-term debt and capital lease obligations ................................       2,129.0              1,307.2
Pension obligations .........................................................         722.1                155.5
Postretirement benefits other than pensions..................................         323.2                320.1
Deferred income taxes........................................................            --                 13.9
Other non-current liabilities ...............................................         202.8                196.5
Commitments and contingent liabilities.......................................            --                   --
Mandatorily redeemable preferred securities of trust.........................         125.4                125.0

SHAREHOLDERS' EQUITY
Common stock-- $5 par value
Authorized, 200,000,000 shares; issued, 130,568,582 shares in 2002 and
   115,144,771 shares in 2001 (excluding 14,000,000 shares
   held by a wholly owned subsidiary)........................................         652.9                575.7
Additional paid-in capital...................................................       1,027.4                973.5
Income retained in the business..............................................          36.1                333.7
Accumulated other comprehensive income (loss)................................        (369.1)              (110.1)
Unearned compensation........................................................          (1.6)                (0.6)
Common stock held in treasury, at cost (13,506,977 shares in 2002
   and 13,446,808 shares in 2001)............................................        (412.8)              (410.8)
                                                                                 ----------           ----------
   TOTAL SHAREHOLDERS' EQUITY................................................         932.9              1,361.4
                                                                                 ----------           ----------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY................................    $  5,989.6           $  5,200.4
                                                                                 ==========           ==========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(DOLLARS IN MILLIONS)
YEAR ENDED DECEMBER 31                                                          2002                2001               2000
----------------------                                                       ----------           --------           --------
OPERATING ACTIVITIES
Income from continuing operations .................................          $    165.9           $  176.9           $  235.2
Adjustments to reconcile income from continuing operations
  to net cash provided by operating activities:
  Restructuring and consolidation:
    Expenses ......................................................                41.3              107.3               44.2
    Payments ......................................................               (55.2)             (30.3)             (57.5)
  In-process research and development .............................                12.5                 --                 --
  Aeronautical Systems inventory step-up ..........................                58.8                 --                 --
  Unusual inventory adjustments ...................................                  --               94.5                 --
  Depreciation and amortization ...................................               183.5              173.8              165.4
  Deferred income taxes ...........................................                (2.2)              25.3              (33.2)
  Net gains on sale of businesses .................................                (2.5)              (7.8)              (2.0)
  Payment-in-kind interest income .................................               (23.3)             (17.6)                --
  Change in assets and liabilities, net of effects of
    acquisitions and dispositions of businesses:
    Receivables ...................................................               112.8               21.6              (72.7)
    Change in receivables sold, net ...............................                  --               46.3               39.2
    Inventories ...................................................                57.5              (91.0)             (38.7)
    Other current assets ..........................................               (16.2)              (9.6)             (31.2)
    Accounts payable ..............................................               (96.3)               3.1               81.6
    Accrued expenses ..............................................               (27.7)              24.7                5.1
    Income taxes payable ..........................................               129.8              (60.0)               3.9
    Tax benefit on non-qualified options ..........................                 0.5                7.7                8.3
    Other non-current assets and liabilities ......................                  --              (82.3)            (179.4)
                                                                             ----------           --------           --------
  NET CASH PROVIDED BY OPERATING ACTIVITIES .......................               539.2              382.6              168.2
                                                                             ----------           --------           --------

INVESTING ACTIVITIES
Purchases of property .............................................              (107.3)            (190.5)            (133.8)
Proceeds from sale of property ....................................                15.1                2.0               26.4
Proceeds from sale of businesses ..................................                 6.0               18.9                4.8
Proceeds from payment-in-kind note ................................                49.8
Payments made in connection with acquisitions,
    net of cash acquired ..........................................            (1,472.6)            (119.2)            (246.8)
                                                                             ----------           --------           --------
    NET CASH USED BY INVESTING ACTIVITIES .........................            (1,509.0)            (288.8)            (349.4)
                                                                             ----------           --------           --------

FINANCING ACTIVITIES
Increase (decrease) in short-term debt, net .......................               264.0             (626.4)             501.3
Proceeds from issuance of long-term debt ..........................               793.1                4.9                5.0
Repayment of long-term debt and capital lease obligations .........                (1.4)            (187.0)             (14.7)
Proceeds from issuance of common stock ............................               220.2               51.4               25.4
Purchases of treasury stock .......................................                (4.9)             (47.1)            (300.4)
Dividends .........................................................               (96.9)            (113.7)            (117.6)
Distributions on Trust preferred securities .......................               (10.5)             (18.4)             (18.4)
                                                                             ----------           --------           --------
    NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES ..............             1,163.6             (936.3)              80.6
                                                                             ----------           --------           --------

DISCONTINUED OPERATIONS
Net cash (used) provided by discontinued operations ...............              (132.6)             850.7              114.6
                                                                             ----------           --------           --------
Effect of Exchange Rate Changes on Cash and Cash Equivalents ......                 2.9                0.1               (2.9)
                                                                             ----------           --------           --------
Net Increase in Cash and Cash Equivalents .........................                64.1                8.3               11.1
Cash and Cash Equivalents at Beginning of Year ....................                85.8               77.5               66.4
                                                                             ----------           --------           --------
Cash and Cash Equivalents at End of Year ..........................          $    149.9           $   85.8           $   77.5
                                                                             ==========           ========           ========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                                                     UNEARNED
                                                                          INCOME     ACCUMULATED    PORTION OF
                                           COMMON STOCK     ADDITIONAL   RETAINED       OTHER       RESTRICTED    TREA-
                                         ----------------     PAID-IN     IN THE    COMPREHENSIVE      STOCK      SURY
(IN MILLIONS)                            SHARES    AMOUNT    CAPITAL     BUSINESS   INCOME (LOSS)     AWARDS      STOCK      TOTAL
-------------                            ------    ------   ----------   --------   -------------   ----------    -----      -----

BALANCE DECEMBER 31, 1999  ............  112,065   $560.3     $895.8      $(52.3)      $ (41.8)        $(1.2)    $(65.2)   $1,295.6
Net income.............................                                    325.9                                              325.9
Other comprehensive income (loss):
Unrealized translation
   adjustments.........................                                                  (16.4)                               (16.4)
Minimum pension liability
   adjustment..........................                                                    0.5                                  0.5
                                                                                                                           --------
Total comprehensive income.............                                                                                       310.0
Employee award programs................    1,230      6.2       27.0                                                 5.6       38.8
Purchases of stock for treasury........                                                                           (300.4)    (300.4)
Dividends (per share-- $1.10)..........                                   (115.5)                                            (115.5)
                                         ------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 2000  ............  113,295    566.5      922.8       158.1         (57.7)         (1.2)     (360.0)   1,228.5
Net income.............................                                    289.2                                              289.2
Other comprehensive income (loss):
Unrealized translation
   adjustments net of
   reclassification adjustments
   for loss included in net
   income of $1.0......................                                                   (3.5)                                (3.5)
Minimum pension liability
   adjustment..........................                                                  (48.9)                               (48.9)
                                                                                                                           --------
Total comprehensive income.............                                                                                       236.8
Employee award programs................    1,850      9.2       50.7                                     0.6        (0.7)      59.8
Purchases of stock for treasury........                                                                            (50.1)     (50.1)
Dividends (per share-- $1.10)..........                                   (113.6)                                            (113.6)
                                         ------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 2001  ............  115,145    575.7      973.5       333.7        (110.1)         (0.6)     (410.8)   1,361.4
Net income.............................                                    117.9                                              117.9
Other comprehensive income (loss):
Unrealized translation
   adjustments.........................                                                   37.4                                 37.4
Minimum pension liability
   adjustment..........................                                                 (327.8)                              (327.8)
Unrealized gain on cash flow
    hedges.............................                                                   19.4                                 19.4
                                                                                                                           --------
Total comprehensive income (loss)......                                                                                      (153.1)
Sale of common stock under public
       offering, net of expenses.......   14,950     74.8      141.4                                                          216.2
Employee award programs................      474      2.4       10.4                                    (1.0)       (2.0)       9.8
EnPro spin-off.........................                        (97.9)     (323.2)         12.0                               (409.1)
Dividends (per share-- $0.875).........                                    (92.3)                                             (92.3)
                                         ------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 2002  ............  130,569  $ 652.9   $1,027.4     $  36.1       $(369.1)        $(1.6)    $(412.8)  $  932.9
                                         ==========================================================================================

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION The Consolidated Financial Statements reflect the accounts of Goodrich Corporation and its majority-owned subsidiaries ("the Company" or "Goodrich"). Investments in 20 to 50 percent-owned affiliates are accounted for using the equity method. Equity in earnings (losses) from these businesses is included in Other income (expense) -- net. Intercompany accounts and transactions are eliminated.

As discussed in Note U, the Company's Performance Materials and Engineered Industrial Products businesses have been accounted for as discontinued operations. Unless otherwise noted, disclosures herein pertain to the Company's continuing operations.

CASH EQUIVALENTS Cash equivalents consist of highly liquid investments with a maturity of three months or less at the time of purchase.

ALLOWANCE FOR DOUBTFUL ACCOUNTS The Company evaluates the collectibility of trade receivables based on a combination of factors. The Company regularly analyzes significant customer accounts, and, when the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position, the Company records a specific reserve for bad debt to reduce the related receivable to the amount the Company reasonably believes is collectible. The Company also records reserves for bad debt for all other customers based on a variety of factors including the length of time the receivables are past due, the financial health of the customer, macroeconomic considerations and historical experience. If circumstances related to specific customers change, the Company's estimates of the recoverability of receivables could be further adjusted.

SALE OF ACCOUNTS RECEIVABLE The Company adopted the provisions of Statement of Financial Accounting Standards No. 140 (SFAS 140), "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" on April 1, 2001. Prior to that, the Company accounted for the sale of receivables in accordance with SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Trade accounts receivable sold are removed from the balance sheet at the time of sale.

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

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired businesses and was amortized by the straight-line method, in most cases over 20 to 40 years for all acquisitions completed prior to June 30, 2001. Goodwill amortization is recorded in cost of sales. Effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (SFAS 142) applicable to business combinations completed after June 30, 2001. Effective January 1, 2002, additional provisions of SFAS 142, relating to business combinations completed prior to June 30, 2001 became effective and were adopted. Under the provisions of SFAS 142, intangible assets deemed to have indefinite lives and goodwill are not subject to amortization beginning January 1, 2002.

Identifiable intangible assets are recorded at cost, or when acquired as a part of a business combination, at estimated fair value. These assets include patents and other technology agreements, trademarks, licenses, customer relationships and non-compete agreements. They are generally amortized using the straight-line method over estimated useful lives of 5 to 25 years for all acquisitions completed prior to June 30, 2001. For acquisitions completed subsequent to June 30, 2001, identifiable intangible assets are amortized over their useful life using undiscounted cash flows, a method that reflects the pattern in which the economic benefits of the intangible assets are consumed.

Impairments of long-lived assets are recognized when events or changes in circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be recoverable and the Company's estimate of undiscounted cash flows over the assets remaining estimated useful life are less than the assets carrying value. Measurement of the amount of impairment may be based on an appraisal, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset.

REVENUE AND INCOME RECOGNITION For revenues not recognized under the contract method of accounting, the Company recognizes revenues from the sale of products at the point of passage of title, which is at the time of shipment. Revenues earned from providing maintenance service are recognized when the service is complete.

A significant portion of the Company's sales in the Aerostructures and Aviation Technical Services Segment are under long-term, fixed-priced contracts, many of which contain escalation clauses, requiring delivery of products over several years and frequently providing the buyer with option pricing on follow-on orders. Sales and profits on each contract are recognized in accordance with the percentage-of-completion method of accounting, using the units-of-delivery method. The Company follows the guidelines of Statement of Position 81-1 (SOP 81-1), "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" (the contract method of accounting) except that the Company's contract accounting policies differ from the recommendations of SOP 81-1 in that revisions of estimated profits on contracts are included in earnings under the reallocation method rather than the cumulative catch-up method.

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

Included in sales are amounts arising from contract terms that provide for invoicing a portion of the contract price at a date after delivery. Also included are negotiated values for units delivered and anticipated price adjustments for contract changes, claims, escalation and estimated earnings in excess of billing provisions, resulting from the percentage-of-completion method of accounting. Certain contract costs are estimated based on the learning curve concept discussed under Inventories above. Included in Accounts Receivables at December 31, 2002 and 2001, were receivable amounts under contracts in progress of $110.1 million and $107.2 million, respectively, that represent amounts earned but not billable at the respective Balance Sheet dates. These amounts become billable according to their contract terms, which usually consider the passage of time, achievement of milestones or completion of the project.

SHIPPING AND HANDLING Shipping and handling costs are recorded in cost of sales.

FINANCIAL INSTRUMENTS The Company's financial instruments include cash and cash equivalents, accounts and notes receivable, foreign currency forward contracts, accounts payable and debt. Because of their short maturity, the carrying amount of cash and cash equivalents, accounts and notes receivable, accounts payable and short-term bank debt approximates fair value. Fair value of long-term debt is based on quoted market prices or on rates available to the Company for debt with similar terms and maturities.

The Company accounts for derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). Under SFAS 133, derivatives are carried on the Balance Sheet at fair value. The fair value of foreign currency forward contracts is based on quoted market prices.

STOCK-BASED COMPENSATION The Company accounts for stock-based employee compensation in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

EARNINGS PER SHARE Earnings per share is computed in accordance with SFAS No. 128, "Earnings per Share."

RESEARCH AND DEVELOPMENT EXPENSE The Company performs research and development under Company-funded programs for commercial products, and under contracts with others. Research and development under contracts with others is performed on both military and commercial products. Total research and development expenditures from continuing operations in 2002, 2001 and 2000 were $236.0 million, $198.2 million and $186.0 million, respectively. Of these amounts, $49.0 million, $49.0 million and $50.6 million, respectively, were funded by customers. Research and development expense in 2002 includes the $12.5 million of in-process research and development expense written-off related to the Aeronautical Systems acquisition.

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

NEW ACCOUNTING STANDARDS

In June 2001, the FASB issued Statement No. 143 "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company will adopt SFAS 143 on January 1, 2003. The Company does not expect that SFAS 143 will have a material effect on its consolidated financial condition or results of operations.

In October 2001, the FASB issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 supersedes FASB Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121); however it retains the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be "held and used." In addition, SFAS 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset (group) to be disposed of other than by sale (e.g. abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset (group) as "held for sale." SFAS 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS did not have a material impact on the Company's consolidated financial condition or results of operations.

In April 2002, the FASB issued Statement No. 145 "Rescission of FASB Statements No. 4, 44 and 62, amendment of FASB Statement No. 13 and Technical Corrections" (SFAS 145). SFAS 145 will require gains and losses on the extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under Statement of Financial Standards No. 4. Extraordinary treatment will be required for certain extinguishments as provided in APB Opinion No. 30. SFAS 145 also amends Statement of Financial Accounting Standards No. 13 to require certain modifications to capital leases to be treated as a sale-leaseback and modifies the accounting for sub-leases when the original lessee remains a secondary obligor (or guarantor). SFAS 145 is effective for financial statements issued after May 15, 2002, and with respect to the impact of the reporting requirements of changes made to SFAS 4 for fiscal years beginning after May 15, 2002. The adoption of the applicable provisions of SFAS 145 did not have an effect on the Company's financial statements.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with earlier application encouraged. The Company does not expect that SFAS 146 will have a material effect on its consolidated financial condition or results of operations but it will impact the timing of charges which could impact comparability of results among reporting periods.

During November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires certain guarantees to be recorded at fair value. The initial recognition and measurement provisions of FIN 45 are applicable, on a prospective basis, to guarantees issued or modified after December 31, 2002. FIN 45 also requires a guarantor to make significant new disclosures. The disclosure requirements are effective for financial statements ending after December 15, 2002.

In December 2002, the FASB issued Statement No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosures" (SFAS 148) which amends FASB Statement No. 123 "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

NOTE B. ACQUISITIONS AND DISPOSITIONS

ACQUISITIONS

Aeronautical Systems

On October 1, 2002, the Company completed its acquisition of TRW Inc.'s Aeronautical Systems businesses (Aeronautical Systems) for approximately $1.5 billion in cash. The acquisition included the purchase of substantially all of the Aeronautical Systems businesses assets and the assumption of certain liabilities as defined in the Master Agreement of Purchase and Sale. The acquisition has been accounted for using the purchase method in accordance with Financial Accounting Standard No. 141 "Business Combinations." The acquired businesses design and manufacture commercial and military aerospace systems and equipment, including engine controls, flight controls, power systems, cargo systems, hoists and winches and actuation systems. The businesses enhanced our global operations with approximately 6,200 employees in 22 facilities in nine countries, including manufacturing and service operations in the United Kingdom, France, Germany, Canada, the United States and several Asia/Pacific countries. The acquired businesses expanded the number of products, systems and services that the Company delivers to aircraft manufacturers and operators. Because the businesses had previously been operated as one business segment, the Company will continue to report the results of operations as a separate business segment until the Company's integration plan is completed in 2003. The results of operations of Aeronautical Systems have been included in the Company's results for the fourth quarter of 2002.

The purchase price payable by the Company to TRW Inc. for the acquisition of the Aeronautical Systems businesses is subject to potential upward or downward adjustment based on the difference between the net assets of the businesses on October 1, 2002 and the net assets of the businesses on May 31, 2002, both calculated in the manner set forth in the Master Agreement of Purchase and Sale. The purchase price will also be adjusted based on the funding status of certain pension plans and other employee benefit arrangements. The above adjustments have not been finalized as of December 31, 2002.

The allocation of the purchase price has been performed based on the assignment of fair values to assets acquired and liabilities assumed. Fair values are based, in part, on appraisals, performed by an independent appraisal firm, of certain fixed assets and intangible assets. The purchase price allocation has been based on preliminary estimates and is subject to change. Items that may affect the ultimate purchase price allocation include revisions to intangible asset appraisals, finalization of restructuring plans that qualify for accrual in the opening balance sheet and other information that provides a better estimate of the fair value of assets acquired and liabilities assumed.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

                               AT OCTOBER 1, 2002
                                  (IN MILLIONS)

Current assets..................................................                        $  544.3
Property, plant and equipment...................................                           312.6
In-process research and development.............................                            12.5
Intangible assets subject to amortization (17-year
   weighted-average useful life): ..............................
Customer relationships (17-year weighted-
   average useful life).........................................         230.0
Technology (17-year weighted-
   average useful life).........................................          81.2
Favorable sourcing contracts (3-year weighted-
   average useful life).........................................           4.8
                                                                         -----
                                                                                           316.0
Goodwill........................................................                           500.6
Other non-current assets........................................                           146.5
                                                                                       ---------
   Total assets acquired........................................                         1,832.5
                                                                                       ---------

Current liabilities.............................................                           292.4
Non-current liabilities.........................................                            67.9
                                                                                       ---------
    Total liabilities assumed...................................                           360.3
                                                                                       ---------
    Net assets acquired.........................................                       $ 1,472.2
                                                                                       =========

The goodwill associated with the Aeronautical Systems acquisition is expected to be fully deductible for tax purposes.

The fair value of in-process research and development (IPR&D) was determined by an independent valuation using the discounted cash flow method, a variation of the income approach. The IPR&D technologies included in the valuation were variable frequency and electrohydrostatic actuation. The $12.5 million assigned to research and development assets were written off at the date of acquisition in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method". Those write-offs are included in selling and administrative expenses.

The following unaudited pro forma financial information presents the combined results of operations of Goodrich and Aeronautical Systems as if the acquisition had occurred at the beginning of the periods presented. The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations or financial condition that would have been reported had the acquisition been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial condition.

                                                                         UNAUDITED
                                                                  --------------------------
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                             YEAR ENDED DECEMBER 31,
---------------------------------------                           --------------------------
                                                                  2002                  2001
                                                                  ----                  ----
Sales..................................................        $  4,665.7           $  5,286.3
Income from continuing operations......................        $    179.0           $    205.3
Net income.............................................        $    131.0           $    317.6

Diluted earnings per share:
Income from continuing operations......................        $     1.70           $     1.92
Net income.............................................        $     1.26           $     3.02

Other Acquisitions

The following acquisitions were recorded using the purchase method of accounting. Their results of operations have been included in the Company's results since their respective dates of acquisition. Acquisitions made by businesses included within the Performance Materials and Engineered Industrial Products Segments are not discussed below.

During 2001, the Company acquired a manufacturer of aerospace lighting systems and related electronics, and the assets of a designer and manufacturer of inertial sensors used for guidance and control of unmanned vehicles and precision-guided systems. Total consideration aggregated $113.8 million, of which $102.6 million represented goodwill and other intangible assets.

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

DISPOSITIONS

During 2002, the Company sold a business and a minority interest in a business, resulting in a pre-tax gain of $2.5 million, which has been reported in other income (expense)-net.

During 2001, the Company sold a minority interest in a business, resulting in a pre-tax gain of $7.2 million, which has been reported in other income (expense)-net.

During 2000, the Company sold a product line of one of its businesses, resulting in a pre-tax gain of $2.0 million, which has been reported in other income (expense)-net.

For dispositions accounted for as discontinued operations refer to Note U to the Consolidated Financial Statements.

NOTE C. RESTRUCTURING AND CONSOLIDATION COSTS

The Company incurred $41.3 million ($27.7 million after-tax), $107.3 million ($71.3 million after-tax) and $44.2 million ($28.6 million after-tax) of restructuring and consolidation costs in 2002, 2001 and 2000, respectively. These charges related to the following segments:

                                                                   2002             2001              2000
                                                                   ----             ----              ----
(IN MILLIONS)
-------------
Aerostructures and Aviation Technical Services..........        $   11.8          $   35.8          $   3.6
Landing Systems.........................................             1.9              44.7             25.3
Engine and Safety Systems...............................            20.3              17.7              1.7
Electronic Systems......................................             7.0               6.6              0.5
                                                                --------          --------          -------
    Total Segment Charges...............................            41.0             104.8             31.1
Corporate...............................................             0.3               2.5             13.1
                                                                --------          --------          -------
                                                                $   41.3          $  107.3          $  44.2
                                                                ========          ========          =======

Restructuring and consolidation reserves at December 31, 2002, as well as activity during the year, consisted of:


                                                                               (IN MILLIONS)
                                                 --------------------------------------------------------------------------
                                                    BALANCE                                                      BALANCE
                                                 DECEMBER 31,                                                  DECEMBER 31,
                                                     2001             PROVISION             ACTIVITY              2002
                                                 ------------         ---------             --------           ------------
         Personnel-related costs...........        $  26.6             $  31.0             $  (39.9)             $  17.7
         Consolidation.....................           18.6                10.3                (23.2)                 5.7
                                                   -------             -------             ---------             -------
                                                   $  45.2             $  41.3             $  (63.1)             $  23.4
                                                   =======             =======             =========             =======

PROVISION

The following is a description of key components of the $41.3 million provision for restructuring and consolidation costs in 2002:

Aerostructures and Aviation Technical Services: The segment recorded $11.8 million in restructuring and consolidation costs, consisting of $9.1 million in personnel-related costs and $2.7 million in consolidation costs. Of the charge, $0.4 million represents non-cash asset impairment charges.

The personnel-related charges were for employee severance and for voluntary termination benefits. During the year, a total of 1,325 employees were terminated. The consolidation costs related to machinery and equipment relocation costs incurred in connection with a facility consolidation or closure, which were expensed as incurred, and asset impairment charges of $0.4 million.

Landing Systems: The segment recorded $1.9 million in restructuring and consolidation costs, consisting of $1.6 million in personnel-related costs and $0.3 million in consolidation costs. Of the charge, $0.2 million represents non-cash items, including $0.8 million in asset impairments and a reserve reversal of $0.6 million related to a revision of estimated facility closure and consolidation costs.

The personnel-related charges are for employee severance and benefits. During the year, a total of 263 employees were terminated. Consolidation costs include asset impairment charges of $0.8 million to write down assets held for sale or disposal based on their estimated fair value and facility closure costs of $0.1 million for equipment relocation costs, which were expensed as incurred, offset by the $0.6 million reserve reversal noted above.

Engine and Safety Systems: The segment recorded $20.3 million in restructuring and consolidation costs, consisting of $15.7 million in personnel-related costs and $4.6 million in consolidation costs. Of the charge, $2.0 million represents non-cash asset impairment charges. The personnel-related charges are for employee severance and benefits. During the year, a total of 707 employees were terminated. Consolidation costs include $2.0 million in accelerated depreciation and facility closure costs of $2.6 million for machinery and equipment relocation, which were expensed as incurred, and other facility closure costs.

Electronic Systems: The segment recorded $7.0 million in restructuring and consolidation costs, consisting of $4.2 million in personnel-related costs and $2.8 million in consolidation costs. Of the charge, $0.2 million represents a non-cash asset impairment charge.

The personnel-related charges are for employee severance and benefits. During the year, a total of 339 employees were terminated. Consolidation costs included $0.2 million in accelerated depreciation and $2.2 million in equipment relocation costs, which were expensed as incurred, in connection with facility closure or consolidation.

Aeronautical Systems: The segment established $6.7 million in restructuring reserves in the opening balance sheet for employee severance in the fourth quarter of 2002. During the quarter, a total of 149 employees were terminated.

Corporate: Restructuring and consolidation costs of $0.3 million represented employee outplacement services and relocation costs.

At December 31, 2002, approximately 650 employees remain to be terminated as a result of the restructuring actions described above.

ACTIVITY

Of the $63.1 million in activity, $55.2 million represented cash payments. The remaining $7.9 million represented asset write-offs, the reversal of an acquisition-related reserve against goodwill and reclassifications of reserves to other non-current liabilities, offset by acquisition-related reserves that were established through the opening balance sheet.

Restructuring and consolidation reserves at December 31, 2001, as well as activity during the year, consisted of:

                                                                                            PERFORMANCE
                                            BALANCE                                           MATERIALS          BALANCE
                                         DECEMBER 31,                                       RESTRUCTURING      DECEMBER 31,
  (IN MILLIONS)                              2000         PROVISION        ACTIVITY            RESERVE             2001
                                         ------------     ---------        --------         -------------      ------------
Personnel-related costs                    $  12.9         $  35.0         $  (17.6)          $   (3.7)          $  26.6
Transaction costs                              1.9              --             (1.9)                 --               --
Consolidation costs                           43.4            72.3            (59.4)             (37.7)             18.6
                                           -------         -------         --------           --------           -------
                                           $  58.2         $ 107.3         $  (78.9)          $  (41.4)          $  45.2
                                           =======         =======         ========           ========           =======

PROVISION

The following is a description of key components of the $107.3 million provision for restructuring and consolidation costs in 2001:

Aerostructures and Aviation Technical Services

The segment recorded $35.8 million in restructuring and consolidation costs, consisting of $17.3 million in personnel-related costs, $18.1 million in asset impairments and $0.4 million in facility consolidation and closure costs. $20.7 million of the charge represents non-cash items, including $2.6 million of pension curtailment charges and $18.1 in asset impairments.

The personnel-related charges are for employee severance and benefits for 1,686 employees, 515 of which were terminated in 2001, leaving 1,171 employees to be terminated as of December 31, 2001. Asset impairment charges included $7.8 million to write down assets held for sale or disposal based on their estimated fair value and $10.3 million to write-off of long-term collateralized receivables as a result of a deterioration in the value of the collateral. Facility closure costs related to equipment relocation and a lease termination fee.

Landing Systems

The segment recorded $44.7 million in restructuring and consolidation costs, consisting of $4.0 million in personnel-related costs (net of $0.3 million revision of prior estimate), $26.4 million in asset impairments (net of $1.3 million revision of prior estimate) and $14.3 million in facility consolidation and closure costs. $26.7 million of the charge represents non-cash items, including $0.6 million of pension curtailment charges and $27.7 million in asset impairments, offset by a $1.6 million revision of prior estimates.

The personnel-related charges were for employee severance and benefits for 145 employees, 49 of which were terminated in 2001, leaving 96 employees to be terminated as of December 31, 2001. Asset impairment charges related to the write down of assets held for sale or disposal based on their estimated fair value, comprised primarily of $25 million, representing the difference between the carrying value and fair value for rotable assets identified for sale. Facility closure costs related to lease termination costs ($2.1 million), equipment relocation ($6.3 million), environmental clean-up ($1.5 million) and facility clean-up and preparation for sale ($4.4 million).

Engine and Safety Systems

The segment recorded $17.7 million in restructuring and consolidation costs, consisting of $6.8 million in personnel-related costs, $7.7 million in asset impairments and $3.2 million in facility consolidation and closure costs. $8.6 million of the charge represents non-cash items, including $0.9 million of pension curtailment charges and $7.7 million in asset impairments.

The personnel-related charges were for employee severance and benefits for 801 employees, 235 of which were terminated in 2001, leaving 566 employees to be terminated as of December 31, 2001. Asset impairment charges relate to the write down of assets held for sale or disposal based on their estimated fair value. Facility closure costs related to lease and contract termination costs and facility clean-up costs to prepare the facility for sale.

Electronic Systems

The segment recorded $6.6 million in restructuring and consolidation costs, consisting of $4.1 million in personnel-related costs and $2.5 million in facility closure and consolidation costs. $0.3 million of the charge represents a non-cash pension curtailment charge.

The personnel-related charges were for employee severance and benefits for 155 employees, 24 of which were terminated in 2001, leaving 131 employees to be terminated as of December 31, 2001. Facility closure and consolidation costs related to lease termination costs and equipment relocation.

Corporate

Restructuring and consolidation costs were $2.5 million, consisting of employee severance and benefits for 15 employees terminated during the period and employee relocation costs and change-in-control benefits associated with the Coltec merger. There were no employees remaining to be terminated as of December 31, 2001.

ACTIVITY

Of the $78.9 million in activity, $30.3 million represented cash payments and $56.8 million represented asset write-offs. These amounts were offset by a net increase to the reserve of $8.2 million, principally acquisition-related reserves that were established through the opening balance sheet.

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

Restructuring and consolidation reserves at December 31, 2000, as well as activity during the year, consisted of:

                                                                                   PERFORMANCE
                                  BALANCE                                           MATERIALS           BALANCE
                                DECEMBER 31,                                      RESTRUCTURING        DECEMBER 31,
    (IN MILLIONS)                   1999         PROVISION        ACTIVITY           RESERVE               2000
                                ------------     ---------        --------        -------------        ------------
Personnel-related costs           $  35.4         $  16.7         $  (42.9)          $   3.7              $  12.9
Transaction costs                     2.0              --             (0.1)               --                  1.9
Consolidation costs                   6.5            27.5            (28.3)             37.7                 43.4
                                  -------         -------         --------           -------              -------
                                  $  43.9         $  44.2         $  (71.3)          $  41.4              $  58.2
                                  =======         =======         ========           =======              =======

PROVISION

During 2000, the Company recorded net restructuring and consolidation costs of $44.2 million consisting of:

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

                  - $2.5 million of asset impairment charges representing the excess of the assets' carrying value over the fair value less costs to sell.

                  - $13.3 million for realignment activities, of which $6.5 million represented equipment relocation costs and $3.8 million represented facility closure costs associated with the consolidation of the Company's landing gear businesses. The remaining $3 million related to similar costs at various other facilities.

ACTIVITY

The $71.3 million in activity during the year included $57.5 million related to cash payments and $13.8 million related to the write-off of assets and accelerated depreciation.

During negotiations with the buyer of Performance Materials, the buyer requested that the Company absorb the cost of closing and/or selling certain of the segment's textile businesses as a condition of the sale (the "Textile Consolidation"). These actions included the closure and/or sale of certain facilities, the sale of certain assets and the consolidation of certain management functions. The estimated costs of these restructuring activities included $35.6 million for asset impairments, $2.1 million for consolidation costs and $3.7 million for severance costs.

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

NOTE D. EARNINGS PER SHARE

The computation of basic and diluted earnings per share for income from continuing operations is as follows:

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                                                 2002          2001           2000
---------------------------------------                                               --------      --------       --------
Numerator:
  Numerator for basic and diluted earnings per
    share -- income from continuing operations..............................          $  165.9      $  176.9       $  235.2
                                                                                      ========      ========       ========
Denominator:
  Denominator for basic earnings per
    share -- weighted-average share.........................................             103.7         103.1          104.8
Effect of dilutive securities:
  Stock options, employee stock purchase plan and restricted stock..........               0.4           0.6            1.0
  Performance share plans...................................................               0.2           0.3            0.4
  Convertible preferred securities..........................................               1.2           2.9            2.9
                                                                                      --------      --------       --------
  Dilutive potential common shares..........................................               1.8           3.8            4.3
                                                                                      --------      --------       --------
  Denominator for diluted earnings per
    share -- adjusted weighted-average shares and
    assumed conversion......................................................             105.5         106.9          109.1
                                                                                      ========      ========       ========
Per share income from continuing operations:
    Basic...................................................................          $   1.60      $    1.72      $   2.24
                                                                                      ========      =========      ========
    Diluted ................................................................          $   1.57      $    1.65      $   2.16
                                                                                      ========      =========      ========

At December 31, 2002, the Company had approximately 9.5 million stock options outstanding (see Note T). Stock options are included in the diluted earnings per share calculation using the treasury stock method, unless the effect of including the stock options would be anti-dilutive. During 2002, 2001 and 2000, there were anti-dilutive options excluded from the diluted earnings per share calculation.

NOTE E. SALE OF RECEIVABLES

The Company has an agreement to sell certain trade accounts receivable, up to a maximum of $140.0 million and $110.0 million at December 31, 2002 and 2001, respectively. Receivables of $97.3 million were sold under this agreement and reflected as a reduction of Accounts Receivable at December 31, 2002 and 2001. The receivables were sold without recourse and at a discount, which is included in interest expense.

Continued availability of the securitization is conditioned upon compliance with covenants, related primarily to operation of the securitization, set forth in the related agreements. The Company is in compliance with all such covenants at December 31, 2002. The securitization agreement includes a rating downgrade trigger pursuant to which the agreement may be terminated upon a downgrade of our credit ratings below BB- by Standard & Poor's or Ba3 by Moody's Investor Services. If such an event were to occur, the Company expects that it would have sufficient capital resources through existing revolving credit facilities to meet its needs.

During 2000, the Company entered into an agreement to sell certain long-term receivables. This agreement contained recourse provisions under which the Company was required to repurchase receivables in certain events. In the fourth quarter 2001, the Company repurchased approximately $20 million of these long-term receivables at the request of the financial institution. In August 2002, the Company repurchased $20.3 million of receivables as a result of a payment default by the primary obligor and terminated this agreement.

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

The Company initially recorded a discount of $21.2 million based on a 14 percent discount rate. In July 2002, the Company entered into an agreement with Noveon to amend certain provisions of the PIK notes held by the Company to give Noveon the option to prepay the securities at a discount greater than the original discount if they are prepaid on or before February 28, 2003. As a result of prepayments made in June and October 2002, Noveon has prepaid a total of $62.5 million of the outstanding principal of the PIK notes for $49.8 million in cash. Because the prepayments did not exceed the original discount recorded at the inception of the note, no gain or loss was recognized.

Interest income on the notes is recognized using the effective interest method and is recorded in Interest Income in the Consolidated Statement of Income. The notes are classified as held-to-maturity in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

The Company does not currently believe a valuation allowance is necessary. The Company will record a valuation allowance if events or changes in circumstances indicate that the carrying amount of the notes may not be recoverable. The fair market value of the notes at December 31, 2002 is approximately $140 million.

NOTE G. INVENTORIES

Inventories consist of the following:

(IN MILLIONS)                                                       2002              2001
-------------                                                    ----------         --------
FIFO or average cost (which approximates current costs):
  Finished products......................................        $    246.2         $  172.0
  In process.............................................             559.6            504.9
  Raw materials and supplies.............................             259.0            217.1
                                                                 ----------         --------
                                                                    1,064.8            894.0
  Reserve to reduce certain inventories to LIFO basis....             (40.3)           (42.2)
  Progress payments and advances.........................             (52.8)           (44.3)
                                                                 ===========        ========
      TOTAL..............................................        $    971.7         $  807.5
                                                                 ==========         ========

Approximately 13 and 15 percent of inventory was valued by the LIFO method in 2002 and 2001, respectively.

In-process inventories as of December 31, 2002, which include significant deferred costs for long-term contracts accounted for under contract accounting, are summarized by contract as follows (in millions, except quantities which are number of aircraft):

                               (1)AIRCRAFT ORDER STATUS                  COMPANY ORDER STATUS           IN-PROCESS INVENTORY
                              --------------------------             ----------------------------   ------------------------------
                                                                                                                 PRE-
                                                                                                              PRODUCTION
                              DELIVERED    UN-     UN-                           (3)FIRM                      AND EXCESS-
                                 TO      FILLED  FILLED  (2)CONTRACT            UNFILLED  (4)YEAR    PRO-        OVER-
                              AIRLINES   ORDERS  OPTIONS  QUANTITY   DELIVERED   ORDERS  COMPLETE   DUCTION     AVERAGE      TOTAL
                              ---------  ------  ------- ----------- ---------  -------- --------   -------   -----------    -----
717-200....................      114        40      88       200         117       57      2007    $   9.1      $  31.2     $  40.3
Embraer Tailcone...........        6       112     202       600          13       --      2011         --         18.9        18.9
CF34-10....................       --        30      72       750          --       --      2020         --         25.0        25.0
Trent 900..................       --        43      33       267          --       --      2019         --          3.4         3.4
7Q7........................       --        --      --        18          --       --      2006         --         21.3        21.3
Others.....................                                                                          120.2          4.2       124.4
                                                                                                   -------      -------     -------
In-process inventory
  related to long-term
  contracts................                                                                        $ 129.3      $ 104.0       233.3
                                                                                                    =======     =======
In-process inventory not
  related to long-term
  contracts................                                                                                                   326.3
                                                                                                                            -------
Balance at December 31,
  2002.....................                                                                                                 $ 559.6
                                                                                                                            =======

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

Based on revisions to the production schedule announced by Boeing at the end of 2001, the Company reevaluated its estimated costs to complete Boeing 717-200 contract, its learning curve assumptions as well as the number of aircraft expected to be delivered. As a result of this analysis, the Company recorded a charge of $76.5 million during the fourth quarter of 2001. The Company will continue to record no margin on this contract based on its revised assumptions. Recovery of the pre-production balance of $31.2 million at December 31, 2002 is subject to Boeing's future production rate and delivery schedule as well as our future cost structure and learning curve assumptions.

NOTE H:  GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

Under SFAS 142, intangible assets deemed to have indefinite lives and goodwill are subject to annual impairment testing using the guidance and criteria described in the standard. This testing requires comparison of carrying values to fair values, and when appropriate, the carrying value of impaired assets is reduced to fair value.

During the second quarter of 2002, the Company performed the first of the required impairment tests of goodwill and indefinite lived intangible assets. Based on those results, the Company determined that it was likely that goodwill relating to the Aviation Technical Services "reporting unit" (ATS) had been impaired. ATS is included in the Aerostructures and Aviation Technical Services business segment. During the third quarter of 2002, the Company completed its measurement of the goodwill impairment and recognized an impairment of $36.1 million (representing total goodwill of this reporting unit) which was non-deductible for income tax purposes and was reported as a cumulative effect of an accounting change retroactively to January 1, 2002.

Income from continuing operations, basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000, adjusted to exclude amounts no longer being amortized, are as follows:

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                                   2002               2001              2000
                                                                        --------          ---------          --------
Reported Income from Continuing Operations                              $  165.9          $   176.9          $  235.2
  Adjustments:
    Goodwill amortization                                                     --               30.4              22.2
    Income taxes                                                              --               (7.5)             (5.6)
                                                                        --------          ---------          --------
Adjusted Income from Continuing Operations                              $  165.9          $   199.8          $  251.8
                                                                        ========          =========          ========

Basic earnings per share:
  Reported                                                              $   1.60          $   1.72           $   2.24
  Adjusted                                                              $   1.60          $   1.94           $   2.40
Diluted earnings per share:
  Reported                                                              $   1.57          $   1.65           $   2.16
  Adjusted                                                              $   1.57          $   1.87           $   2.31

The changes in the carrying amount of goodwill for the year ended December 31, 2002, by segment are as follows:

                                                                             BUSINESS
                                                            BALANCE       COMBINATIONS                          BALANCE
                                                         DECEMBER 31,       COMPLETED                         DECEMBER 31,
                                                             2001         OR FINALIZED         OTHER              2002
                                                        -------------     ------------       ---------        ------------
         (IN MILLIONS)
         Aerostructures and Aviation Technical
           Services.................................      $   56.7          $     --          $  (36.1)        $     20.6
         Landing Systems............................          67.9                --              (9.1)              58.8
         Engine and Safety Systems..................         185.2              (2.8)               --              182.4
         Electronic Systems.........................         437.5              (5.7)               --              431.8
         Aeronautical Systems.......................            --             500.6                --              500.6
                                                          --------          --------         ---------         ----------
                                                          $  747.3          $  492.1         $  (45.2)         $  1,194.2
                                                          ========          ========         =========         ==========

The $36.1 million reduction in goodwill in Aerostructures and Aviation Technical Services represents the cumulative effect of adoption of SFAS 142, which resulted in goodwill impairment in the ATS reporting unit.

The $9.1 million reduction in goodwill in Landing Systems represented a reclassification of intellectual property rights to patents, trademarks and licenses upon the adoption of SFAS 142.

The $2.8 million reduction in goodwill in Engine and Safety Systems represents the elimination of an allowance that was established in the opening balance sheet against a receivable that was subsequently collected ($0.4 million) and the adjustment of a restructuring reserve that was established in the opening balance sheet due to a change in estimated severance costs ($2.4 million).

The $5.7 million reduction in goodwill in Electronic Systems primarily represents the finalization of the purchase price allocation relating to the acquisition of the lighting systems business acquired in September 2001. The adjustment consists of additional value of $6.1 million assigned to customer relationships and reclassified to identifiable intangible assets offset by an adjustment to the minority interest of that business which slightly increased goodwill. This decrease was offset by a $0.4 million increase associated with an adjustment to the purchase price of an acquisition due to an earn-out agreement.

The $500.6 million increase in Aeronautical Systems represents the goodwill recorded in the opening balance sheet (see Note B).

Identifiable intangible assets as of December 31, 2002 are comprised of:

                                                        GROSS             ACCUMULATED
                                                       AMOUNT            AMORTIZATION                NET
                                                      --------           ------------             --------
         (IN MILLIONS)
         Amortizable intangible assets:
           Patents, trademarks and licenses           $  155.3              $  41.5               $  113.8
           Customer relationships                        267.8                  5.0                  262.8
           Technology                                     82.2                  0.5                   81.7
           Non-compete agreements                          7.8                  5.6                    2.2
           Sourcing contracts                              4.8                  0.4                    4.4
                                                      --------              -------               --------
                                                      $  517.9              $  53.0               $  464.9
                                                      ========              =======               ========

Amortization of these intangible assets for the year ended December 31, 2002 was $17.0 million. Amortization expense for these intangible assets is estimated to be approximately $21 million in 2003 and $22 million per year from 2004 to 2007. There were no indefinite lived identifiable intangible assets as of December 31, 2002.

NOTE I. FINANCING ARRANGEMENTS

SHORT-TERM BANK DEBT At December 31, 2002 the Company had $750.0 million in committed global syndicated revolving credit agreements. These credit facilities consist of a $425.0 million three-year agreement expiring in December 2004 and a $325 million 364-day agreement expiring in September 2003. Borrowings under these agreements bear interest, at the Company's option, at rates tied to the agent bank's prime rate or for U.S. Dollar or Great Britain Pound borrowings, the London interbank offered rate, and for Eurodollar borrowings, the EURIBO rate. Under the agreement expiring in 2004, the Company is required to pay a facility fee of 17.5 basis points per annum on the total $425 million committed line. Under the 364-day agreement, the Company is required to pay a facility fee of 15 basis points per annum on the total $325 million committed line. On these two agreements, if the amount outstanding on the line of credit exceeds 33 percent of the total commitment, a usage fee of 12.5 basis points per annum on the loan outstanding is payable by the Company. These fees and the interest rate margin on outstanding revolver borrowings are subject to change as the Company's credit ratings change. At December 31, 2002, $155.0 million was outstanding pursuant to the three-year agreement. There were no borrowings under the 364-day agreement at year end.

In addition, the Company had a $200.0 million committed syndicated 364-day revolving credit agreement at December 31, 2002, all of which was outstanding as of that date. This credit facility is the remaining commitment and borrowing from the $1.5 billion credit facility established in July 2002 for the Aeronautical Systems acquisition from TRW Inc.. Borrowings under this credit agreement bear interest, at the Company's option, at rates tied to the agent bank's prime rate or the London interbank offered rate. Under the agreement, the Company is required to pay a facility fee of 15 basis points per annum on the amount of the commitment available at any time.

The Company also maintains $100.0 million of uncommitted domestic money market facilities and $6.8 million of uncommitted foreign working capital facilities with various banks, of which $83.3 million were unused and available at December 31, 2002.

Weighted-average interest rates on short-term borrowings were 2.8 percent, 5.8 percent and 6.6 percent during 2002, 2001 and 2000, respectively.

LONG-TERM DEBT At December 31, 2002 and 2001, long-term debt and capital lease obligations consisted of:

(IN MILLIONS)                                                               2002                2001
-------------                                                            ----------          ----------
MTN notes payable....................................................    $    699.0          $    699.0
6.45% senior notes, maturing in 2007.................................         300.0                  --
7.5% senior notes, maturing in 2008..................................         296.9               300.0
6.6% senior notes, maturing in 2009..................................         225.6               207.3
7.625% senior notes, maturing in 2012................................         500.0                  --
IDRBs, maturing in 2023, 6.0%........................................          60.0                60.0
Other debt, maturing to 2020 (interest rates from 0.8% to 6.5%)......          45.8                37.7
                                                                         ----------          ----------
                                                                            2,127.3             1,304.0
Capital lease obligation (Note I)....................................           1.7                 3.2
                                                                         ----------          ----------
Total................................................................    $  2,129.0          $  1,307.2
                                                                         ==========          ==========

SENIOR NOTES In December 2002, the Company issued $300.0 million of 6.45 percent senior notes due in 2007 and $500.0 million of 7.625 percent senior notes due in 2012. The net proceeds from the issuance of the notes were used to repay a portion of the amounts outstanding under the $1.5 billion, 364-day credit facility.

At December 31, 2001, the $300.0 million of 7.5 percent senior notes due in 2008 were obligations of Coltec. In May 2002, the Company issued $296.9 million aggregate principal amount of 7.5 percent senior notes due in 2008 in exchange for a like principal amount of Coltec's 7.5 percent senior notes due in 2008. All $296.9 million of Coltec senior notes acquired by the Company in the exchange offer were sold to Coltec and thereafter cancelled. The remaining $3.1 million of outstanding Coltec senior notes remain outstanding as the obligation of Coltec, which is now a wholly-owned subsidiary of EnPro.

In 1999, the Company issued $200.0 million of 6.6 percent senior notes due in 2009. The Company entered into a fixed-to-floating interest rate swap to manage the interest rate exposure associated with these notes. In September 2002, the interest rate swap, which was accounted for as a fair value hedge, was terminated. At termination, the Company received $29.4 million, comprised of a $2.6 million receivable representing the amount owed on the interest rate swap from the previous settlement date and $26.8 million representing the fair value of the interest rate swap at the time of termination. The carrying amount of the notes was increased by $26.8 million representing the change in fair value of the debt due to changes in interest rates for the period hedged. This amount will be amortized as a reduction to interest expense over the remaining term of the debt.

MTN NOTES PAYABLE The Company has periodically issued long-term debt securities in the public markets through a medium-term note program (referred to as the MTN program), which commenced in 1995. MTN notes outstanding at December 31, 2002, consisted entirely of fixed-rate non-callable debt securities. All MTN notes outstanding were issued between 1995 and 1998, with interest rates ranging from
6.5 percent to 8.7 percent and maturity dates ranging from 2008 to 2046.

IDRBS The industrial development revenue bonds maturing in 2023 were issued to finance the construction of a hangar facility in 1993. Property acquired through the issuance of these bonds secures the repayment of the bonds.

Aggregate maturities of long-term debt, exclusive of capital lease obligations, during the five years subsequent to December 31, 2002, are as follows (in millions): 2003 -- $2.1; 2004 -- $2.5; 2005 -- $2.3; 2006 -- $3.3 and 2007 --
$301.5.

The Company's debt agreements contain various restrictive covenants that, among other things, place limitations on the payment of cash dividends and the repurchase of the Company's capital stock. Under the most restrictive of these agreements, $384.2 million of income retained in the business and additional capital was free from such limitations at December 31, 2002.

NOTE J. LEASE COMMITMENTS

The Company leases certain of its office and manufacturing facilities as well as machinery and equipment under various leasing arrangements. The future minimum lease payments from continuing operations, by year and in the aggregate, under capital leases and under noncancelable operating leases with initial or remaining noncancelable lease terms in excess of one year, consisted of the following at December 31, 2002:

                                                                                 NONCANCELABLE
                                                              CAPITAL              OPERATING
(IN MILLIONS)                                                  LEASES                LEASES
                                                              -------            -------------
2003....................................................      $   2.0               $   40.4
2004....................................................          1.5                   33.5
2005....................................................          0.4                   26.6
2006....................................................           --                   19.6
2007....................................................           --                   16.1
Thereafter..............................................           --                   88.5
                                                              -------               --------
Total minimum payments..................................          3.9               $  224.7
                                                                                    ========
Amounts representing interest...........................         (0.4)
                                                              -------
Present value of net minimum lease payments.............          3.5
Current portion of capital lease obligations............         (1.8)
                                                              -------
TOTAL...................................................      $   1.7
                                                              =======

Net rent expense from continuing operations consisted of the following:

(IN MILLIONS)                                                                2002                 2001            2000
-------------                                                              --------             -------         -------
Minimum rentals......................................................      $   42.1             $  31.3         $  28.5
Contingent rentals...................................................           0.2                 1.6             1.7
Sublease rentals.....................................................          (0.2)               (0.1)           (0.1)
                                                                           --------             -------         -------
TOTAL................................................................      $   42.1             $  32.8         $  30.1
                                                                           ========             =======         =======

NOTE K. PENSIONS AND POSTRETIREMENT BENEFITS

The Company has several defined benefit pension plans covering eligible employees. Plans covering salaried employees generally provide benefit payments using a formula that is based on an employee's compensation and length of service. Plans covering hourly employees generally provide benefit payments of stated amounts for each year of service. The Company also sponsors several unfunded defined benefit postretirement plans that provide certain health-care and life insurance benefits to eligible employees. The health-care plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. The life insurance plans are generally noncontributory.

The Company's general funding policy for qualified pension plans is to contribute amounts at least sufficient to satisfy regulatory funding standards. Assets for these plans consist principally investments in U.S. and international equities, government and corporate bonds, and real estate. At December 31, 2002, the pension plans held 2.0 million shares of the Company's common stock with a fair value of $36.8 million.

Amortization of unrecognized transition assets and liabilities, prior service cost and gains and losses (if applicable) are recorded using the straight-line method over the average remaining service period of active employees, or approximately 12 years.

PENSIONS

The following table sets forth the status of the Company's defined benefit pension plans as of December 31, 2002 and 2001, and the amounts recorded in the Consolidated Balance Sheet at these dates. The pension benefits related to discontinued operations retained by the Company are included in the amounts below.

                                                                            U.S. PLANS                   NON-U.S. PLANS
                                                                     -------------------------       ---------------------
(IN MILLIONS)                                                           2002           2001            2002         2001
-------------                                                        ----------     ----------       --------     --------
CHANGE IN PROJECTED BENEFIT OBLIGATIONS
  Projected benefit obligation at beginning of year.............     $  1,930.2     $  1,962.9       $   30.3      $  24.6
  Service cost..................................................           30.9           27.1            6.1          1.4
  Interest cost.................................................          147.7          142.6            6.8          1.8
  Amendments....................................................           14.5            4.2             --           --
  Actuarial (gains) losses......................................          170.0          (34.9)         (29.9)         1.8
  Participant contributions.....................................             --             --            2.0          0.8
  Acquisitions (divestitures)/other.............................           71.8            0.4          332.3          1.9
  Curtailment/settlement........................................             --             --           (0.4)         --
  Foreign currency translation..................................             --             --           10.2         (1.1)
  Benefits paid.................................................         (184.3)        (172.1)          (1.8)        (0.9)
                                                                     ----------     ----------       --------     --------
  Projected benefit obligation at end of year...................     $  2,180.8     $  1,930.2       $  355.6      $  30.3
                                                                     ----------     ----------       --------      -------
CHANGE IN PLAN ASSETS
  Fair value of plan assets at beginning of year................     $  1,815.0     $  2,083.2       $   27.6      $  27.7
  Actual return on plan assets..................................          (86.1)        (104.7)           6.4         (0.7)
  Acquisitions (divestitures)/other.............................           38.8             --          314.8           --
  Participant contributions.....................................             --             --            2.0          0.8
  Company contributions.........................................           43.3            8.6            4.1          1.9
  Foreign currency translation...................................            --             --           10.2         (1.2)
  Benefits paid.................................................         (184.3)        (172.1)          (1.8)        (0.9)
                                                                     ----------     ----------       --------     --------
  Fair value of plan assets at end of year......................     $  1,626.7     $  1,815.0       $  363.3      $  27.6
                                                                     ----------     ----------       --------      -------
FUNDED STATUS (UNDERFUNDED)
  Funded status.................................................     $   (554.1)    $   (115.2)      $    7.7      $  (2.7)
  Unrecognized net actuarial (gain) loss........................          660.2          250.7          (24.8)         4.4
  Unrecognized prior service cost...............................           49.0           41.9            0.4          0.5
  Unrecognized net transition obligation........................             --            1.5           (0.1)        (0.1)
                                                                     ----------     ----------       --------     ---------
  Prepaid (accrued) benefit cost................................     $    155.1     $    178.9       $  (16.8)     $   2.1
                                                                     ==========     ==========       ========     ========
AMOUNTS RECOGNIZED IN THE
  STATEMENT OF FINANCIAL
  POSITION CONSIST OF:
  Prepaid benefit cost..........................................     $    249.4     $    238.7       $    2.7      $   3.5
  Intangible asset..............................................           48.1           22.8            0.3           --
  Accumulated other comprehensive (income) loss.................          584.4           79.5            1.0           --
  Additional minimum liability..................................         (632.5)        (102.3)          (1.3)          --
  Accrued benefit liability.....................................          (94.3)         (59.8)         (19.5)        (1.4)
                                                                     ----------     ----------       --------     --------
  NET AMOUNT RECOGNIZED.........................................     $    155.1     $    178.9       $  (16.8)     $   2.1
                                                                     ==========     ==========       ========     ========
WEIGHTED-AVERAGE ASSUMPTIONS
  AS OF DECEMBER 31
  Discount rate.................................................          6.875%          7.50%          6.04%        6.73%
  Expected return on plan assets(1).............................           9.25%          9.25%          8.46%        7.79%
  Rate of compensation increase.................................           3.86%          4.06%          3.27%        3.69%

(1) - Effective January 1, 2003, the expected return on plan assets was changed to 9.0% for U.S. plans.

Defined benefit plans with projected benefit obligations exceeding the fair value of plan assets were as follows at December 31, 2002 and 2001:

                                                                                  U.S. PLANS                  NON-U.S. PLANS
                                                                           -------------------------       --------------------
(IN MILLIONS)                                                                 2002            2001           2002        2001
-------------                                                              ----------       --------       -------      -------
Aggregate fair value of plan assets...................................     $  1,626.7       $  404.4       $  24.7      $  14.2
Aggregate projected benefit obligation................................     $  2,180.8       $  533.0       $  39.2      $  17.1

Defined benefit plans with accumulated benefit obligations exceeding the fair value of plan assets were as follows at December 31, 2002 and 2001:

                                                                                  U.S. PLANS                  NON-U.S. PLANS
                                                                           -------------------------       --------------------
(IN MILLIONS)                                                                 2002            2001           2002        2001
-------------                                                              ----------       --------       -------      -------
Aggregate fair value of plan assets...................................     $  1,626.7       $  404.4       $  24.7      $   8.4
Aggregate accumulated benefit obligation..............................     $  2,104.1       $  516.4       $  33.8      $  10.7

In 2002, global capital market developments resulted in negative returns on the Company's pension plan assets and a decline in the discount rate used to estimate the pension liability. As a result, the Company adjusted the minimum pension liability recorded in its consolidated Balance Sheet. The effect of this adjustment was to increase the additional minimum pension liability by $531.5 million, increase intangible assets by $25.6 million, increase deferred income tax assets by $178.1 million, and increase accumulated other comprehensive loss by $327.8 million ($505.9 million on a pre-tax basis).

                                                                       U.S. PLANS                        NON-U.S. PLANS
                                                            ---------------------------------      --------------------------
(IN MILLIONS)                                                 2002         2001         2000        2002       2001      2000
-------------                                               -------      -------      -------      -----      -----     -----
COMPONENTS OF NET
 PERIODIC BENEFIT COST (INCOME):
 Service cost .........................................     $  30.9      $  27.1      $  27.4      $ 6.1      $ 1.4     $ 1.4
 Interest cost ........................................       147.7        142.6        145.5        6.8        1.8       1.6
 Expected return on plan assets .......................      (166.9)      (186.5)      (188.2)      (8.8)      (2.2)     (2.1)
 Amortization of prior service cost ...................         9.2          8.1         12.0         --         --        --
 Amortization of transition obligation ................         1.5          3.1          1.1         --         --        --
 Recognized net actuarial (gain) loss .................         8.3         (3.5)        (8.6)       0.1         --        --
                                                            -------      -------      -------      -----      -----     -----
 Benefit cost (income) ................................        30.7         (9.1)       (10.8)       4.2        1.0       0.9
 Settlements and curtailments (gain)/loss .............         0.5         15.6          9.5         --         --        --
 Special termination benefit charge (credit) ..........         1.9          1.3           --         --         --        --
                                                            -------      -------      -------      -----      -----     -----
                                                            $  33.1      $   7.8      $  (1.3)     $ 4.2      $ 1.0     $ 0.9
                                                            =======      =======      =======      =====      =====     =====

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The following table sets forth the status of the Company's defined benefit postretirement plans as of December 31, 2002 and 2001, and the amounts recorded in the Consolidated Balance Sheet at these dates. The postretirement benefits related to discontinued operations retained by the Company are included in the amounts below.

 (IN MILLIONS)                                                                  2002          2001
--------------                                                               ---------     ---------
CHANGE IN PROJECTED BENEFIT OBLIGATIONS
  Projected benefit obligation at beginning of year.....................     $   349.5     $   350.3
  Service cost..........................................................           1.6           2.2
  Interest cost.........................................................          25.5          27.2
  Amendments............................................................          (0.2)           --
  Actuarial (gains) losses..............................................          59.2          14.4
  Acquisitions (divestitures)/other.....................................           8.8           2.3
  Curtailment/settlement................................................            --          (8.4)
  Benefits paid.........................................................         (35.9)        (38.5)
                                                                             ---------     ---------
  Projected benefit obligation at end of year...........................     $   408.5     $   349.5
                                                                             ---------     ---------
CHANGE IN PLAN ASSETS
  Fair value of plan assets at beginning of year........................     $      --     $      --
  Company contributions.................................................          35.9          38.5
  Benefits paid.........................................................         (35.9)        (38.5)
                                                                             ---------     ---------
  Fair value of plan assets at end of year..............................     $      --     $      --
                                                                             ---------     ---------
FUNDED STATUS (UNDERFUNDED)
  Funded status.........................................................     $  (408.5)    $  (349.5)
  Unrecognized net actuarial (gain) loss................................          50.2          (5.1)
  Unrecognized prior service cost.......................................          (0.9)         (0.8)
                                                                             ---------     ---------
  Accrued benefit cost..................................................     $  (359.2)    $  (355.4)
                                                                             =========     =========

WEIGHTED-AVERAGE ASSUMPTIONS
  AS OF DECEMBER 31
  Discount rate.........................................................         6.875%         7.50%

For measurement purposes, a 10.0 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003. The rate was assumed to decrease gradually to 5.0 percent for 2007 and remain at that level thereafter.

(IN MILLIONS)                                                                          2002         2001         2000
--------------                                                                       -------      -------       -------
COMPONENTS OF NET
  PERIODIC BENEFIT COST (INCOME):
  Service cost..................................................................     $   1.6      $   2.2       $   2.3
  Interest cost.................................................................        25.5         27.2          26.4
  Amortization of prior service cost............................................        (0.1)        (0.1)         (1.9)
  Recognized net actuarial (gain) loss..........................................          --          0.3           0.3
                                                                                     -------      -------       -------
  Benefit cost (income).........................................................        27.0         29.6          27.1
  Settlements and curtailments (gain)/loss......................................          --         (8.5)           --
  Special termination benefit charge (credit)...................................          --          1.0            --
                                                                                     -------      -------       -------
                                                                                     $  27.0      $  22.1       $  27.1
                                                                                     =======      =======       =======

The table below quantifies the impact of a one percentage point change in the assumed health care cost trend rate.

                                                                                     1 PERCENTAGE         1 PERCENTAGE
(IN MILLIONS)                                                                            POINT                POINT
                                                                                       INCREASE             DECREASE
                                                                                     ------------         ------------
Effect on total of service and interest cost components in 2002...................      $   1.6             $   1.4
Effect on postretirement benefit obligation as of December 31, 2002...............      $  25.4             $  22.2

The Company also maintains voluntary retirement savings plans for salaried and wage employees. Under provisions of these plans, eligible employees can receive Company matching contributions on up to the first 6 percent of their eligible earnings. For 2002, 2001 and 2000, Company contributions amounted to $47.0 million, $36.9 million, and $37.5 million, respectively. Company contributions include amounts related to employees of discontinued operations.

NOTE L. INCOME TAXES

Income from continuing operations before income taxes and Trust distributions as shown in the Consolidated Statement of Income consists of the following:

(IN MILLIONS)                                                          2002            2001             2000
-------------                                                        --------        --------         --------
Domestic......................................................       $  269.0        $  225.7         $  314.6
Foreign.......................................................            0.6            56.0             52.4
                                                                     --------        --------         --------
TOTAL.........................................................       $  269.6        $  281.7         $  367.0
                                                                     ========        ========         ========

A summary of income tax (expense) benefit from continuing operations in the Consolidated Statement of Income is as follows:

(IN MILLIONS)                                                        2002             2001               2000
-------------                                                      --------         --------           ---------
Current:
  Federal.....................................................     $   (6.5)        $  (43.3)          $  (128.7)
  Foreign.....................................................          0.8            (29.3)              (19.6)
  State.......................................................         (3.9)            (3.2)               (6.2)
                                                                   --------         --------           ---------
                                                                       (9.6)           (75.8)             (154.5)
                                                                   --------         --------           ---------
Deferred:
  Federal.....................................................        (82.2)           (24.8)               46.1
  Foreign.....................................................         (1.4)             6.3               (12.9)
                                                                   --------         --------           ---------
                                                                      (83.6)           (18.5)               33.2
                                                                   --------         --------           ---------
      TOTAL...................................................     $  (93.2)        $  (94.3)          $  (121.3)
                                                                   ========         ========           =========

Significant components of deferred income tax assets and liabilities at December 31, 2002 and 2001, are as follows:

(IN MILLIONS)                                                                          2002            2001
-------------                                                                       ---------       ---------
Deferred income tax assets:
  Accrual for postretirement benefits other than pensions.....................      $   159.2       $   144.1
  Inventories.................................................................           69.2            57.0
  Other nondeductible accruals................................................           37.5            41.4
  Tax credit and net operating loss carryovers................................           37.1            37.1
  Employee benefits plans.....................................................           11.6             4.6
  Pensions....................................................................          170.7             1.8
  Other.......................................................................           62.1            92.0
                                                                                    ---------       ---------
    Total deferred income tax assets..........................................          547.4           378.0
                                                                                    ---------       ---------
Deferred income tax liabilities:
  Tax over book depreciation..................................................          (91.4)          (73.5)
  Tax over book intangible amortization.......................................          (75.7)          (65.6)
  Tax over book interest expense..............................................          (84.9)          (82.2)
  Other.......................................................................         (128.6)          (57.7)
                                                                                    ---------       ---------
    Total deferred income tax liabilities.....................................         (380.6)         (279.0)
                                                                                    ---------       ---------
NET DEFERRED INCOME TAX ASSET.................................................      $   166.8       $    99.0
                                                                                    =========       =========

Management has determined, based on the Company's history of prior earnings and its expectations for the future, that taxable income of the Company will more likely than not be sufficient to recognize fully these net deferred tax assets. In addition, management's analysis indicates that the turnaround periods for certain of these assets are for long periods of time or are indefinite. In particular, the turnaround of the largest deferred tax asset related to the accrual for postretirement benefits other than pensions will occur over an extended period of time and, as a result, will be realized for tax purposes over those future periods. The tax credit and net operating loss carryovers, principally relating to Rohr, are primarily comprised of federal net operating loss carryovers of $62.8 million, which expire in the years 2005 through 2013, and investment tax credit and other credits of $15.1 million, which expire in the years 2003 through 2014. The remaining deferred tax assets and liabilities approximately match each other in terms of timing and amounts and should be realizable in the future, given the Company's operating history.

The effective income tax rate from continuing operations varied from the statutory federal income tax rate as follows:

                                                                                            PERCENT OF INCOME
                                                                                                 PRETAX
                                                                              --------------------------------------------
                                                                               2002               2001               2000
                                                                              ------             ------             ------
Statutory federal income tax rate..................................             35.0%              35.0%              35.0%
Amortization of nondeductible goodwill.............................               --                1.4                0.7
Credits............................................................               --               (0.5)              (0.4)
State and local taxes..............................................              0.9                0.7                1.1
Tax exempt income from foreign sales corporation...................             (5.7)              (6.7)              (3.8)
Trust distributions................................................             (1.4)              (1.3)              (1.0)
Repatriation of non-U.S. earnings..................................              3.1                0.9               (0.4)
In-process research and development................................              1.6                 --                 --
Other items........................................................              1.1                4.0                1.9
                                                                              ------             ------             ------
Effective income tax rate..........................................             34.6%              33.5%              33.1%
                                                                              ======             ======             ======

The Company has not provided for U.S. federal and foreign withholding taxes on $244.3 million of foreign subsidiaries' undistributed earnings as of December 31, 2002, because such earnings are intended to be reinvested indefinitely. It is not practical to determine the amount of income tax liability that would result had such earnings actually been repatriated. On repatriation, certain foreign countries impose withholding taxes. The amount of withholding tax that would be payable on remittance of the entire amount of undistributed earnings would approximate $19.8 million.

NOTE M. BUSINESS SEGMENT INFORMATION

Due to the acquisition of Aeronautical Systems from TRW in 2002, the spin-off of the Engineered Industrial Products segment in 2002, and the sale of the Performance Materials segment in 2001, the Company redefined its segments. The Company's operations are now classified into five business segments:
Aerostructures and Aviation Technical Services, Landing Systems, Engine and Safety Systems, Electronic Systems and Aeronautical Systems. Accordingly, the Company has reclassified all periods based on its revised segment reporting.

AEROSTRUCTURES AND AVIATION TECHNICAL SERVICES

The core products of the Company's Aerostructures division are nacelles, pylons, thrust reversers and related aircraft engine housing components. The Company is a leading worldwide supplier of nacelles, which are the aerodynamic structures that surround engines, and pylons, which are the engine-to-wing structures that support engines and provide the critical connective conduit for fuel delivery and numerous engine-driven aircraft systems. In addition, the Company manufactures a range of specialized aerostructures, including lightweight, temperature-resistant auxiliary power unit tailcones for jetliners, corrosion-resistant structures for tactical military aircraft, and rigid cargo barriers for freighter aircraft. The Company also manufactures a variety of galley, wing, nacelle, thrust reverser, flight control surface and assembly components for out-of-production aircraft.

Through the Aviation Technical Services division, the Company services approximately 550 aircraft each year and is among the largest independent providers of maintenance, repair, overhaul and modification services in the world. Services provided by the Company's Aviation Technical Services division range from the repair of individual components and systems to heavy maintenance and modifications of large commercial aircraft and business jet aircraft. The Company performs comprehensive total aircraft maintenance, repair, overhaul and modification for many commercial airlines, independent operators, aircraft leasing companies and airfreight carriers.

LANDING SYSTEMS

The Company's Landing Systems segment provides systems and components related to aircraft taxi, take-off, landing and stopping. Several divisions within this segment are linked by their ability to contribute to the integration, design, manufacture and service of entire aircraft undercarriage systems, including landing gear, wheels and brakes, and certain brake controls. The Company differentiates itself from component suppliers by providing integrated systems, delivered as completely pre-assembled units to airframe manufacturers. The Company also provides complete repair and overhaul services for landing gear, wheels and brakes. In addition, through the Company's engineered polymer products division, the Company designs and produces components made from proprietary, high-performance composite material systems used in naval ships and submarines to improve acoustic characteristics and reduce radar signature of exposed superstructures.

ENGINE AND SAFETY SYSTEMS

The Company's Engine and Safety Systems segment produces a variety of products used in engine systems, including fuel delivery systems, electronic and mechanical controls, pumps, metering devices, manifolds and rotating components such as disks, blisks, shafts and airfoils for both aerospace and industrial gas turbine applications. The segment also provides evacuation systems such as slides and floats and seats for pilots, observers and flight attendants. The Company's de-icing and specialty systems division produces ice protection systems for general aviation, heating and related systems for large commercial transport aircraft, and potable water systems for regional and business aircraft. The Company also supplies electrothermal ice protection systems for airframe, propeller and helicopter rotor applications and specialty heating systems, water heaters and other internal and external heated components for large commercial transport aircraft. Through the Company's propulsion systems division, the Company provides research, design, development, qualifications and manufacture of advanced aircrew escape systems. The Company also supplies individual components such as rocket motors and catapults, pyrotechnic gas generators, ejection seats, precision electro-explosive devices, propellants, linear actuators, and safety and arming devices.

ELECTRONIC SYSTEMS

The Company's Electronic Systems segment produces a wide array of products that provide flight performance measurements, flight management, and control and safety data. The Company supplies a variety of high-performance sensor systems, such as stall warning systems and systems that measure, manage and/or monitor aircraft fuel; oil debris; engine, transmission and structural health; and aircraft motion and control. The Company also supplies a variety of avionics systems and other instruments, including warning and detection systems, ice detection systems, test equipment, aircraft lighting systems, landing gear cables and harnesses, satellite control, data management and payload systems, launch and missile telemetry systems, airborne reconnaissance systems and laser warning systems. In addition, the Company's optical and space systems division designs and builds high-performance, custom-engineered electronics, optics and electro-optical products for defense, aerospace, scientific and commercial applications. The Company also produces directional surveying equipment for use by companies operating in petroleum, mining and utility industries.

AERONAUTICAL SYSTEMS

Aeronautical Systems manufactures highly engineered systems and equipment in the following product groups:

         - Engine controls. This product group consists of engine control systems and components for jet engines used on commercial and military aircraft, including fuel metering controls, fuel pumping systems, electronic control software and hardware, variable geometry actuation controls, afterburner fuel pump and metering unit nozzles, and engine health monitoring systems.

         - Flight controls. This product group includes actuators for primary flight control systems that operate elevators, ailerons and rudders, as well as secondary flight controls systems such as flaps and slats.

         - Power systems. This product group consists of systems that produce and control electrical power for commercial and military aircraft, including electric generators for both main and back-up electrical power, electric starters, and electric starter generating systems, as well as power management and distribution systems.

         - Cargo systems. This product group consists of fully-integrated main deck and lower lobe cargo systems for wide body aircraft.

         - Hoists and winches. This product group consists of airborne hoists and winches used on both helicopters and fixed wing aircraft.

         - Actuation systems. This product group consists of systems that control the movement of steering systems for missiles as well as electro-mechanical systems that are characterized by high power, low weight, low maintenance, resistance to extreme temperatures and vibrations, and high reliability.

Segment operating income is total segment revenue reduced by operating expenses identifiable with that business segment, except that in-process research and development, the Aeronautical Systems inventory step-up, restructuring and consolidation costs, and unusual inventory adjustments are presented separately. Unusual inventory adjustments are classified within cost of sales and relate primarily to inventory adjustments associated with reducing the Company's investment in the Boeing 717 program and in its Super 27 re-engining program due to reduced expectations for these programs. The reduced expectations for the Boeing 717 program relate directly to Boeing's announced production schedule reductions for this program during the fourth quarter of 2001, while the Super 27 reduction in expectations was primarily due to deteriorating economic conditions and the September 11th terrorist attacks.

The accounting policies of the reportable segments are the same as those for the consolidated Company. There are no significant intersegment sales.

(in millions)                                                             2002                2001                 2000
-------------                                                          ----------          ----------           ----------
SALES
Aerostructures and Aviation Technical Services..................       $  1,176.9          $  1,493.6           $  1,427.0
Landing Systems.................................................          1,038.2             1,149.1              1,057.7
Engine and Safety Systems.......................................            638.8               762.6                644.4
Electronic Systems..............................................            791.9               779.2                571.4
Aeronautical Systems............................................            264.4                  --                   --
                                                                       ----------          ----------           ----------
         TOTAL SALES............................................       $  3,910.2          $  4,184.5           $  3,700.5
                                                                       ==========          ==========           ==========
OPERATING INCOME
Aerostructures and Aviation Technical Services...................      $    169.9          $    226.0           $    209.6
Landing Systems..................................................           140.1               153.1                149.0
Engine and Safety Systems........................................            79.2               131.9                117.5
Electronic Systems...............................................           135.3               133.1                117.5
Aeronautical Systems.............................................             8.4                  --                   --
                                                                       ----------          ----------           ----------
                                                                            532.9               644.1                593.6
Corporate General and Administrative Expenses....................           (59.0)              (57.7)               (59.7)
Restructuring and Consolidation Costs............................           (41.3)             (107.3)               (44.2)
In-process research and development written off..................           (12.5)                 --                   --
Aeronautical System inventory step-up............................           (58.8)                 --                   --
Unusual Inventory Adjustments....................................              --               (94.5)                  --
                                                                       ----------          ----------           ----------
         TOTAL OPERATING INCOME..................................      $    361.3          $    384.6           $    489.7
                                                                       ==========          ==========           ==========

SPECIAL ITEMS
Aerostructures and Aviation Technical Services...................      $     11.8          $    130.3           $      3.6
Landing Systems..................................................             1.9                44.7                 25.3
Engine and Safety Systems........................................            20.3                17.7                  1.7
Electronic Systems...............................................             7.0                 6.6                  0.5
Aeronautical Systems.............................................            71.3                  --                   --
                                                                       ----------          ----------           ----------
         TOTAL SEGMENT SPECIAL ITEMS.............................      $    112.3          $    199.3           $     31.1
                                                                       ==========          ==========           ==========

ASSETS
Aerostructures and Aviation Technical Services...................      $  1,135.7          $  1,176.6           $  1,216.6
Landing Systems..................................................           891.8               949.0                935.8
Engine and Safety Systems........................................           486.2               529.7                516.6
Electronic Systems...............................................           927.5             1,013.9                843.4
Aeronautical Systems.............................................         1,785.1                  --                   --
Assets of Discontinued Operations................................              --               873.9              2,044.0
Corporate........................................................           763.3               657.3                495.9
                                                                       ----------          ----------           ----------
         TOTAL ASSETS............................................      $  5,989.6          $  5,200.4           $  6,052.3
                                                                       ==========          ==========           ==========

(in millions)                                                                   2002              2001               2000
-------------                                                                ---------          ---------          ---------
CAPITAL EXPENDITURES
Aerostructures and Aviation Technical Services ....................          $    28.8          $    64.9          $    38.8
Landing Systems ...................................................               34.0               62.3               42.5
Engine and Safety Systems .........................................               13.0               30.4               26.9
Electronic Systems ................................................               10.5               23.4               11.7
Aeronautical Systems ..............................................               14.2                 --                 --
Corporate .........................................................                6.8                9.5               13.9
                                                                             ---------          ---------          ---------
   TOTAL CAPITAL EXPENDITURES .....................................          $   107.3          $   190.5          $   133.8
                                                                             =========          =========          =========
DEPRECIATION AND AMORTIZATION EXPENSE
Aerostructures and Aviation Technical Services ....................          $    51.4          $    46.8          $    43.9
Landing Systems ...................................................               55.9               53.9               64.8
Engine and Safety Systems .........................................               26.8               29.2               24.5
Electronic Systems ................................................               30.3               41.7               31.5
Aeronautical Systems ..............................................               16.2                 --                 --
Corporate .........................................................                2.9                2.2                0.7
                                                                             ---------          ---------          ---------
TOTAL DEPRECIATION AND AMORTIZATION ...............................          $   183.5          $   173.8          $   165.4
                                                                             =========          =========          =========
GEOGRAPHIC AREAS
NET SALES
United States .....................................................          $ 2,473.2          $ 2,693.5          $ 1,872.7
Canada ............................................................              157.3              177.4              166.5
Europe(1) .........................................................              914.4              938.5            1,043.9
Other Foreign .....................................................              365.3              375.1              617.4
                                                                             ---------          ---------          ---------
   TOTAL ..........................................................          $ 3,910.2          $ 4,184.5          $ 3,700.5
                                                                             =========          =========          =========
PROPERTY
United States .....................................................          $   839.3          $   839.5          $   818.4
Canada ............................................................               63.0               65.9               53.0
Europe ............................................................              317.1               42.6               20.3
Other Foreign .....................................................               20.9                7.5                5.3
                                                                             ---------          ---------          ---------
   TOTAL ..........................................................          $ 1,240.3          $   955.5          $   897.0
                                                                             =========          =========          =========

(1) In 2002, sales to customers in Great Britain and France represented 38 percent and 33 percent, respectively, of sales to customers in Europe. Sales were allocated to geographic areas based on the country to which the product was shipped.

In 2002, 2001 and 2000, direct and indirect sales to Boeing totaled 20 percent, 23 percent and 23 percent, respectively, of consolidated sales. In 2002, 2001 and 2000, direct and indirect sales to Airbus totaled 13 percent of consolidated sales. In 2002, 2001 and 2000, direct and indirect sales to the U.S. government totaled 20 percent, 16 percent and 9 percent, respectively, of consolidated sales.

Effective January 1, 2003, the Company reorganized into three business segments:
Airframe Systems, Engine Systems and Electronic Systems. The Company will begin reporting financial results under the new segment structure beginning with the first quarter of 2003, and will reclassify all periods based on its revised segment reporting.

NOTE N. SUPPLEMENTAL BALANCE SHEET INFORMATION

                                                                         CHARGED
                                                         BALANCE        TO COSTS                        WRITE-OFF      BALANCE
                                                        BEGINNING          AND                         OF DOUBTFUL      AT END
(IN MILLIONS)                                            OF YEAR         EXPENSE        OTHER            ACCOUNTS      OF YEAR
-------------                                           ---------       --------       -------         ------------    -------
RECEIVABLE ALLOWANCE
Year ended December 31, 2002.........................    $  56.6         $  15.0       $  (5.4)(1)       $  (14.5)     $  51.7
Year ended December 31, 2001.........................       28.6            23.6           8.4 (2)           (4.0)        56.6
Year ended December 31, 2000.........................       20.1            15.6            --               (7.1)        28.6

(1) Allowance related to Aeronautical Systems acquisition and reversal of allowance related to Performance Materials working capital dispute.

(2) Allowance related to acquisitions and Performance Materials working capital adjustment dispute (see Note U).

(IN MILLIONS)                                                           2002                  2001
-------------                                                       -----------             ----------
PROPERTY
Land......................................................          $      89.4             $     44.1
Buildings and improvements................................                664.9                  585.0
Machinery and equipment...................................              1,412.5                1,142.5
Construction in progress..................................                 81.1                  151.6
                                                                    -----------             ----------
                                                                        2,247.9                1,923.2
Less allowances for depreciation..........................             (1,007.6)                (967.7)
                                                                    -----------             ----------
TOTAL ....................................................          $   1,240.3             $    955.5
                                                                    ===========             ==========

Property includes assets acquired under capital leases, principally buildings and machinery and equipment, of $22.2 million and $17.4 million at December 31, 2002 and 2001, respectively. Related allowances for depreciation are $7.1 million and $6.5 million, respectively. Interest costs capitalized from continuing operations were $0.4 million in 2002, $1.4 million in 2001 and $1.0 million in 2000.

(IN MILLIONS)                                                                        2002            2001
-------------                                                                      --------        --------
ACCRUED EXPENSES
Wages, vacations, pensions and other employment costs.........................     $  171.9        $  188.6
Postretirement benefits other than pensions...................................         36.0            35.0
Taxes other than federal and foreign income taxes.............................         21.6            23.3
Accrued environmental liabilities.............................................         16.8             9.5
Accrued interest..............................................................         37.0            31.8
Restructuring and consolidation...............................................         23.4            45.2
Other.........................................................................        270.6           173.0
                                                                                   --------        --------
TOTAL.........................................................................     $  577.3        $  506.4
                                                                                   ========        ========

(IN MILLIONS)                                                                         2002             2001
-------------                                                                      ---------         ---------
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized foreign currency translation......................................      $   (8.0)         $   (57.4)
Minimum pension liability....................................................        (380.5)             (52.7)
Accumulated gain on cash flow hedges.........................................          19.4                 --
                                                                                   ---------         ---------
TOTAL........................................................................      $  (369.1)        $  (110.1)
                                                                                   =========         =========

The minimum pension liability amounts above are net of deferred taxes of $204.9 million and $26.8 million in 2002 and 2001, respectively. The accumulated gain on cash flow hedges above is net of deferred taxes of $9.6 million in 2002.

FAIR VALUES OF FINANCIAL INSTRUMENTS The Company's accounting policies with respect to financial instruments are described in Note A.

The carrying amounts of the Company's significant balance sheet financial instruments approximate their respective fair values at December 31, 2002 and 2001, and are presented below.

                                                                          2002                                2001
                                                             -----------------------------       ----------------------------
                                                               CARRYING            FAIR           CARRYING            FAIR
(IN MILLIONS)                                                    VALUE            VALUE             VALUE            VALUE
-------------                                                ----------         ----------       ----------        ----------
Long-term debt...........................................    $  2,132.8         $  2,228.0       $  1,313.1        $  1,211.7
QUIPS (see Note S).......................................    $    125.4         $    125.7       $    125.0        $    128.3
PIK Notes................................................    $    141.7         $    140.2       $    168.4        $    167.0

Derivative financial instruments at December 31, 2002 and 2001 were as follows:

                                                                                 2002                           2001
                                                                        -----------------------       -----------------------
                                                                        CONTRACT/                     CONTRACT/
                                                                        NOTIONAL          FAIR         NOTIONAL          FAIR
(IN MILLIONS)                                                            AMOUNT          VALUE          AMOUNT          VALUE
-------------                                                           --------        -------       ---------        -------
Interest rate swaps..............................................       $     --        $    --        $  200.0        $  7.3
Foreign currency forward contracts...............................          751.2           29.0        $     --            --

The Company has an outstanding contingent liability for guaranteed debt and lease payments of $4.5 million, and for letters of credit and bank guarantees of $43.1 million. It was not practical to obtain independent estimates of the fair values for the contingent liability for guaranteed debt and lease payments and for letters of credit. In the opinion of management, non-performance by the other parties to the contingent liabilities will not have a material effect on the Company's results of operations or financial condition.

GUARANTEES

The Company extends financial and product performance guarantees to third parties. As of December 31, 2002 the following were outstanding:

                                                                                        MAXIMUM             CARRYING
                                                                                       POTENTIAL           AMOUNT OF
         (IN MILLIONS)                                                                  PAYMENT            LIABILITY
                                                                                       ---------           ---------
         Environmental remediation indemnification (Note V)                             No limit            $  20.8
         Financial Guarantees:
           TIDES                                                                        $  150.0            $    --
           Debt and lease payments                                                      $    4.5            $    --
           Executive loans to purchase Company stock                                    $    9.3            $    --

The Company accrues for costs associated with guarantees when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts, and where no amount within a range of estimates is more likely, the minimum is accrued.

The Company provides service and warranty policies on its products. Liability under service and warranty policies is based upon a review of historical warranty and service claim experience. Adjustments are made to accruals as claim data and historical experience warrant. In addition, the Company incurs discretionary costs to service its products in connection with product performance issues.

The changes in the carrying amount of service and product warranties for the year ended December 31, 2002, are as follows:

         (IN MILLIONS)
         Balance at December 31, 2001                                                               $   57.6
           Service and product warranty provision                                                       23.0
           Aeronautical Systems opening balance sheet provision                                          8.1
           Payments                                                                                    (19.3)
                                                                                                    --------
         Balance at December 31, 2002                                                               $   69.4
                                                                                                    ========

NOTE O.  DERIVATIVES AND HEDGING ACTIVITIES

CASH FLOW HEDGES

One of the Company's subsidiaries conducts a substantial portion of its business in Euros but has significant sales contracts that are denominated in U.S. dollars. In March 2002, we entered into 21 individual forward contracts that mature on a monthly basis from April 2002 to December 2003 to exchange U.S. dollars for Euros.

The Aeronautical Systems businesses conduct a substantial portion of their business in Great Britain Pounds and Euros but have significant sales contracts that are denominated in U.S. dollars. In October 2002, the Company entered into forward contracts that mature on a monthly basis from October 2002 to April 2007, with an aggregate notional amount of $706.8 million to buy Great Britain Pounds and an aggregate notional amount of $89.4 million to buy Euros.

The forward contracts described above are used to mitigate the potential volatility to cash flow arising from changes in currency exchange rates. The hedges are being accounted for as cash flow hedges. As of December 31, 2002, forward contracts with an aggregate notional amount of $656.0 million to buy Great Britain Pounds and an aggregate notional amount of $95.2 million to buy Euros were still outstanding. The derivatives are recorded at fair value with the offset reflected in accumulated other comprehensive income, net of deferred taxes. The fair value of the hedges at December 31, 2002 was an asset of $29.0 million, of which $10.0 million is recorded in Prepaid Expenses and Other Assets and $19.0 million is recorded in Other Assets.

The $29.0 million gross gain (before deferred taxes of $9.6 million) recorded in accumulated other comprehensive income will be reflected in income as the individual contracts mature, and the hedged item impacts earnings. As of December 31, 2002, the portion of the $29.0 million gain that would be reclassified into earnings as an increase in sales in the next 12 months is a gain of $10.0 million.

FAIR VALUE HEDGE

In September 2002, the Company terminated its interest rate swap agreement, prior to its maturity in 2009, on its $200.0 million, 6.6 percent senior notes due in 2009. At termination, the Company received $29.4 million in cash, comprised of a $2.6 million receivable representing the amount owed on the interest rate swap from the previous settlement date and $26.8 million representing the fair value of the interest rate swap at the time of termination. The carrying amount of the notes was increased by $26.8 million representing the fair value of the debt due to changes in interest rates for the period hedged. This amount is being amortized as a reduction to interest expense over the remaining term of the debt.

NOTE P. SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth non-cash financing and investing activities and other cash flow information. Acquisitions accounted for under the purchase method are summarized as follows:

(IN MILLIONS)                                                               2002                2001                 2000
-------------                                                           -----------          ----------          -----------
Estimated fair value of tangible assets acquired..................      $   1,002.7          $     5.5           $     200.1
Goodwill and identifiable intangible assets acquired .............            830.1              142.1                 109.0
Cash paid.........................................................         (1,472.6)            (119.2)               (246.8)
                                                                        -----------          ----------          -----------
Liabilities assumed or created....................................      $     360.2          $    28.4           $      62.3
                                                                        ===========          =========           ===========

Interest paid (net of amount capitalized).........................      $      87.2          $   138.9           $     165.1
Income taxes paid (refunds received), net.........................      $     (46.7)         $   122.4           $     204.8

Interest and income taxes paid include amounts related to discontinued operations.

NOTE Q. PREFERRED STOCK

There are 10,000,000 authorized shares of Series Preferred Stock -- $1 par value. Shares of Series Preferred Stock that have been redeemed are deemed retired and extinguished and may not be reissued. As of December 31, 2002, 2,401,673 shares of Series Preferred Stock have been redeemed, and no shares of Series Preferred Stock were outstanding. The Board of Directors establishes and designates the series and fixes the number of shares and the relative rights, preferences and limitations of the respective series of the Series Preferred Stock.

CUMULATIVE PARTICIPATING PREFERRED STOCK -- SERIES F The Company has 200,000 shares of Junior Participating Preferred Stock -- Series F -- $1 par value authorized at December 31, 2002. Series F shares have preferential voting, dividend and liquidation rights over the Company's common stock. At December 31, 2002, no Series F shares were issued or outstanding and 134,028 shares were reserved for issuance.

On August 2, 1997, the Company made a dividend distribution of one Preferred Share Purchase Right (Right) on each share of the Company's common stock. These Rights replace previous shareholder rights which expired on August 2, 1997. Each Right, when exercisable, entitles the registered holder thereof to purchase from the Company one one-thousandth of a share of Series F Stock at a price of $200 per one one-thousandth of a share (subject to adjustment). The one one-thousandth of a share is intended to be the functional equivalent of one share of the Company's common stock.

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

NOTE R. COMMON STOCK

During 2002, the Company sold 14.950 million shares of common stock in a public offering for net proceeds of $216.2 million.

During 2002, 2001 and 2000, 0.474 million; 1.850 million and 1.230 million shares, respectively, of authorized but unissued shares of common stock were issued under the Stock Option Plan and other employee stock-based compensation plans.

The Company acquired 0.060 million, 2.482 million and 9.330 million shares of treasury stock in 2002, 2001 and 2000, respectively, and reissued 0.198 million in 2000, in connection with the Stock Option Plan and other employee stock-based compensation plans.

As of December 31, 2002, there were 16.967 million shares of common stock reserved for future issuance under the Stock Option Plan and other employee stock-based compensation plans.

NOTE S. PREFERRED SECURITIES OF TRUST

On July 6, 1995, BFGoodrich Capital, a wholly owned Delaware statutory business trust (Trust), which is consolidated by the Company, received $122.5 million, net of the underwriting commission, from the issuance of 8.3 percent Cumulative Quarterly Income Preferred Securities, Series A (QUIPS). The Trust invested the proceeds in 8.3 percent Junior Subordinated Debentures, Series A, due 2025 (Junior Subordinated Debentures) issued by the Company, which represent approximately 97 percent of the total assets of the Trust. The Company used the proceeds from the Junior Subordinated Debentures primarily to redeem all of the outstanding shares of the $3.50 Cumulative Convertible Preferred Stock, Series D.

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

NOTE T. STOCK OPTION PLAN

The 2001 Stock Option Plan, which will expire on April 17, 2011, unless renewed, provides for the awarding of or the granting of options to purchase 6,500,000 shares of common stock of the Company. Generally, options granted are exercisable at the rate of 35 percent after one year, 70 percent after two years and 100 percent after three years. Certain options are fully exercisable immediately after grant. The term of each option cannot exceed 10 years from the date of grant. All options granted under the Plan have been granted at not less than 100 percent of fair market value on the date of grant.

The Company also has outstanding stock options under other employee stock-based compensation plans, including the pre-merger plans of Coltec and Rohr. These stock options are included in the disclosures below.

Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                                                     2002          2001            2000
                                                                                     ----          ----            ----
Risk-Free Interest Rate(%).............................................               3.7           5.0             5.0
Dividend Yield(%)......................................................               3.6           3.5             3.4
Volatility Factor(%)...................................................              47.4          44.2            37.5
Weighted-Average Expected Life of the Options (years)..................               7.0           7.0             7.0

The option valuation model requires the input of highly subjective assumptions, primarily stock price volatility, changes in which can materially affect the fair value estimate. The weighted-average fair values of stock options granted during 2002, 2001 and 2000 were $9.50, $13.78 and $8.65, respectively.

For purposes of the pro forma disclosures required by SFAS 123, the estimated fair value of the options is amortized to expense over the options vesting period. In addition, the grant-date fair value of performance shares is amortized to expense over the three-year plan cycle without adjustments for subsequent changes in the market price of the Company's common stock. The Company's pro forma information is as follows:

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                                         2002            2001             2000
---------------------------------------                                         ----            ----             ----
Net income:
  As reported............................................................     $  117.9        $  289.2         $  325.9
  Pro forma..............................................................        106.6           274.6            320.6
Earnings per share:
Basic:
  As reported............................................................     $   1.14        $   2.80         $   3.11
  Pro forma..............................................................         1.03            2.66             3.06
Diluted:
  As reported............................................................     $   1.14        $   2.76         $   3.04
  Pro forma..............................................................         1.03            2.62             3.00

The effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of effects on reported net income for future years. Additional awards in future years are anticipated.

A summary of the Company's stock option activity and related information follows:

 (Options in Thousands)                                                                            WEIGHTED-AVERAGE
                                                                                     OPTIONS        EXERCISE PRICE
                                                                                    --------       ----------------
Year Ended December 31, 2002
Outstanding at beginning of year ........................................            8,145.9           $ 33.60
  Granted - before EnPro spin-off .......................................            1,916.7             26.19
  Exercised - before EnPro spin-off .....................................             (157.7)            24.05
  Forfeited - before EnPro spin-off .....................................             (408.8)            31.44
  Adjustment to outstanding options due to EnPro spin-off(1) ............              420.5
  Exercised - after EnPro spin-off ......................................              (19.1)            26.09
  Forfeited - after EnPro spin-off ......................................             (437.0)            36.24
                                                                                    --------
Outstanding at end of year ..............................................            9,460.5             30.93
                                                                                    ========
Year Ended December 31, 2001
Outstanding at beginning of year ........................................            8,519.6           $ 31.41
  Granted ...............................................................            2,045.6             37.87
  Exercised .............................................................           (1,834.9)            28.25
  Forfeited .............................................................             (584.4)            32.55
                                                                                    --------
Outstanding at end of year ..............................................            8,145.9             33.60
                                                                                    ========
Year Ended December 31, 2000
Outstanding at beginning of year
  Granted ...............................................................            7,811.1           $ 30.10
  Exercised .............................................................            2,483.7             26.66
  Forfeited .............................................................           (1,401.6)            22.10
  Expired ...............................................................             (373.6)            32.62
                                                                                    --------
Outstanding at end of year ..............................................            8,519.6             31.41
                                                                                    ========

(1) - At the time of the EnPro spin-off, the number of options and the exercise price per option were adjusted based on the ratio of the Company's stock price before and after the spin-off.

The following table summarizes information about the Company's stock options outstanding at December 31, 2002:

                                                         OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                                          ------------------------------------------------       ----------------------------------
                                            NUMBER                                WEIGHTED
                                          OUTSTANDING     WEIGHTED AVERAGE         AVERAGE           NUMBER             WEIGHTED
RANGE OF                                      (IN             REMAINING           EXERCISE         EXERCISABLE           AVERAGE
EXERCISE PRICES                           THOUSANDS)      CONTRACTUAL LIFE          PRICE        (IN THOUSANDS)      EXERCISE PRICE
---------------                           ----------      ----------------        --------       --------------      --------------
$18.40 -- $24.99......................        893.8           2.0 years           $  20.70              888.5            $  20.69
$25.10 -- $28.99......................      3,438.1           7.9 years              25.36            1,680.7               25.52
$30.12 -- $36.44......................      2,020.0           5.6 years              33.88            1,760.8               33.83
$37.01 -- $47.02......................      3,108.6           6.3 years              38.13            2,373.6               38.48
                                            -------                                                   -------
Total.................................      9,460.5                                                   6,703.6
                                            =======                                                   =======

During 2002, 2001 and 2000, restricted stock awards for 74,340, 8,150 and 12,300 shares, respectively, were made, including those made to employees of discontinued operations. Restricted stock awards may be subject to conditions established by the Board of Directors. Under the terms of the restricted stock awards, the granted stock vests two years and ten months after the award date. The cost of these awards, determined as the market value of the shares at the date of grant, is being amortized over the vesting period. In 2002, 2001 and 2000, $0.8 million, $0.3 million and $0.3 million, respectively, was charged to expense of continuing operations for restricted stock awards.

The 2001 Stock Option Plan also provides that shares of common stock may be awarded as performance shares to certain key executives having a critical impact on the long-term performance of the Company. The plan is a phantom performance share plan. Dividends accrue on phantom shares and are reinvested in additional phantom shares. Under this plan, compensation expense is recorded based on the extent performance objectives are expected to be met. During 2002, 2001 and 2000, the Company issued 283,000, 318,800 and 856,800 phantom performance shares including those made to employees of discontinued operations, respectively. During 2002, 2001 and 2000, 10,100, 221,200 and 50,500 performance shares, respectively, were forfeited. In 2002, 2001 and 2000, $1.9 million, $5.1 million and $8.9 million, respectively, was charged to expense of continuing operations for performance shares. If the provisions of SFAS 123 had been used to account for awards of performance shares, the weighted-average grant-date fair value of performance shares granted in 2002, 2001 and 2000 would have been $33.98, $38.62 and $23.12 per share, respectively.

In 2000, a final pro rata payout (approximately 127,000 shares) of the 1998 and 1999 awards was made in connection with the Company's adoption of new performance measures (approximately 10,000 of these shares were not issued as they were deferred by recipients).

NOTE U. DISCONTINUED OPERATIONS - The disposition of the Performance Materials and Engineered Industrial Products segments represent the disposal of segments under APB Opinion No. 30 (APB 30). Accordingly, the revenues, costs and expenses, assets and liabilities, and cash flows of Performance Materials and Engineered Industrial Products have been segregated in the Consolidated Statement of Income, Consolidated Balance Sheet and Consolidated Statement of Cash Flows.

The following summarizes the results of discontinued operations:

         (IN MILLIONS)                                                 2002           2001               2000
                                                                     --------       --------          ----------
         Sales:
           Performance Materials                                     $     --       $  187.0          $  1,167.7
           Engineered Industrial Products                               289.5          641.9               663.3
                                                                     --------       --------          ----------
                                                                     $  289.5       $  828.9          $  1,831.0
                                                                     ========       ========          ==========

         Pretax income (loss) from operations:
           Performance Materials                                     $     --       $   (3.6)         $     69.0
           Engineered Industrial Products                               (13.5)          46.1                94.4
                                                                     --------       --------          ----------
                                                                        (13.5)          42.5               163.4

         Income tax expense                                               4.9          (15.8)              (64.8)
         Distributions on trust preferred securities                     (3.3)          (7.9)               (7.9)
         Gain on sale of Performance Materials (net of
           income tax expense of $54.9 million)                            --           93.5                  --
                                                                     --------       --------          ----------
         Income from discontinued operations                         $  (11.9)      $  112.3          $     90.7
                                                                     ========       ========          ==========

PERFORMANCE MATERIALS

On February 28, 2001, the Company completed the sale of its Performance Materials (PM) segment to an investor group led by AEA Investors, Inc. for approximately $1.4 billion. Total net proceeds, after anticipated tax payments and transaction costs, included approximately $1 billion in cash and $172 million in pay-in-kind (PIK) debt securities issued by the buyer, which is now known as Noveon International Inc. (Noveon). The transaction resulted in an after-tax gain of $93.5 million. During the second quarter 2002, a dispute over the computation of a post-closing working capital adjustment was resolved. The resolution of this matter did not have an effect on the previously reported gain.

Pursuant to the terms of the transaction, the Company has retained certain assets and liabilities, primarily pension, postretirement and environmental liabilities, of Performance Materials. The Company has also agreed to indemnify Noveon for liabilities arising from certain events as defined in the agreement. Such indemnification is not expected to be material to the Company's financial condition, but could be material to the Company's results of operations in a given period.

SPIN-OFF OF ENGINEERED INDUSTRIAL PRODUCTS

On May 31, 2002, the Company completed the tax-free spin-off of its Engineered Industrial Products (EIP) segment. The spin-off was made through a tax-free distribution to the Company's shareholders of all of the capital stock of EnPro Industries, Inc., a subsidiary that we formed in connection with the spin-off. In the spin-off, the Company's shareholders received one share of EnPro common stock for every five shares of the Company's common stock owned on May 28, 2002, the record date.

At the time of the spin-off, EnPro's only material asset was all of the capital stock and certain indebtedness of Coltec Industries Inc (Coltec). Coltec and its subsidiaries owned substantially all of the assets and liabilities of the EIP segment, including the associated asbestos liabilities and related insurance.

Prior to the spin-off, Coltec also owned and operated an aerospace business. Before completing the spin-off, Coltec's aerospace business assumed all intercompany balances outstanding between Coltec and the Company and Coltec then transferred to the Company as a dividend all the assets, liabilities and operations of its aerospace business, including these assumed balances. Following this transfer and prior to the spin-off, all of the capital stock of Coltec was contributed to EnPro, with the result that at the time of the spin-off Coltec was a wholly-owned subsidiary of EnPro.

In connection with the spin-off, the Company and EnPro entered into a distribution agreement, a tax matters agreement, a transition services agreement, an employee matters agreement and an indemnification agreement, which govern the relationship between the Company and EnPro after the spin-off and provide for the allocation of employee benefits, tax and other liabilities and obligations attributable to periods prior to the spin-off.

The spin-off was recorded as a dividend and resulted in a reduction of the Company's shareholders' equity of $409.1 million representing the recorded value of the net assets of the business distributed, including cash of $47.0 million. The distribution agreement provided for certain post-distribution adjustments relating to the amount of cash to be included in the net assets distributed. At December 31, 2002, the final adjustment had been calculated and is subject to a dispute resolution process. The Company expects that the effect of the final resolution of this process on the Consolidated Financial Statements will be immaterial.

The $150 million of outstanding Coltec Capital Trust 5 1/4% convertible trust preferred securities (TIDES) that were reflected in liabilities of discontinued operations remained outstanding as part of the EnPro capital structure following the spin-off. The TIDES are convertible into shares of both Goodrich and EnPro common stock until April 15, 2028. The Company has guaranteed amounts owed by Coltec Capital Trust with respect to the TIDES and have guaranteed Coltec's performance of its obligations with respect to the TIDES and the underlying Coltec convertible subordinated debentures. EnPro, Coltec and Coltec Capital Trust have agreed to indemnify the Company from any costs and liabilities arising under or related to the TIDES after the spin-off.

Prior to the spin-off, Coltec acquired certain call options on the Company's common stock in order to partially hedge its exposure to fluctuations in the market price of the Company's stock resulting from the TIDES. These call options remained an asset of Coltec following the spin-off.

NOTE V:  CONTINGENCIES

GENERAL

There are pending or threatened against the Company or its subsidiaries various claims, lawsuits and administrative proceedings, all arising from the ordinary course of business with respect to commercial, product liability, asbestos and environmental matters, which seek remedies or damages. The Company believes that any liability that may finally be determined with respect to commercial and non-asbestos product liability claims should not have a material effect on its consolidated financial position or results of operations. From time to time, the Company is also involved in legal proceedings as a plaintiff involving contract, patent protection, environmental and other matters. Gain contingencies, if any, are recognized when they are realized.

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

The measurement of environmental liabilities by the Company is based on currently available facts, present laws and regulations and current technology. Such estimates take into consideration the Company's prior experience in site investigation and remediation, the data concerning cleanup costs available from other companies and regulatory authorities and the professional judgment of the Company's environmental specialists in consultation with outside environmental specialists, when necessary. Estimates of the Company's liability are further subject to uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, imprecise engineering evaluations and estimates of appropriate cleanup technology, methodology and cost, the extent of corrective actions that may be required and the number and financial condition of other potentially responsible parties, as well as the extent of their responsibility for the remediation.

Accordingly, as investigation and remediation of these sites proceed, it is likely that adjustments in the Company's accruals will be necessary to reflect new information. The amounts of any such adjustments could have a material adverse effect on the Company's results of operations in a given period, but the amounts, and the possible range of loss in excess of the amounts accrued, are not reasonably estimable. Based on currently available information, however, the Company does not believe that future environmental costs in excess of those accrued with respect to sites with which the Company has been identified as a potentially responsible party are likely to have a material adverse effect on the Company's financial condition. There can be no assurance, however, that additional future developments, administrative actions or liabilities relating to environmental matters will not have a material adverse effect on the Company's results of operations or cash flows in a given period.

Environmental liabilities are recorded when the Company's liability is probable and the costs are reasonably estimable, which generally is not later than at completion of a feasibility study or when the Company has recommended a remedy or have committed to an appropriate plan of action. The liabilities are reviewed periodically and, as investigations and remediation proceed, adjustments are made as necessary. Liabilities for losses from environmental remediation obligations do not consider the effects of inflation, and anticipated expenditures are not discounted to their present value. The liabilities are not reduced by possible recoveries from insurance carriers or other third parties, but do reflect anticipated allocations among potentially responsible parties at federal Superfund sites or similar state-managed sites and an assessment of the likelihood that such parties will fulfill their obligations at such sites.

At December 31, 2002, the Company's liabilities for environmental remediation obligations totaled $92.7 million, of which $19.0 million was included in current liabilities as Accrued Liabilities. Of the $92.7 million, $21.5 million was associated with ongoing operations and $71.2 million was associated with businesses previously disposed of or discontinued.

The timing of expenditures depends on a number of factors that vary by site, including the nature and extent of contamination, the number of potentially responsible parties, the timing of regulatory approvals, the complexity of the investigation and remediation, and the standards for remediation. The Company expects that it will expend present accruals over many years, and will complete remediation of all sites with which it has been identified in up to 30 years. This period includes operation and monitoring costs that are generally incurred over 15 to 25 years.

TOLO LITIGATION

In May 2000, the Company and its subsidiary Rohr, Inc. were served with a complaint in a lawsuit filed in the Superior Court of Orange County, California, by former shareholders and certain former employees of Tolo, Inc. Tolo is a subsidiary of Rohr that was acquired in 1997 pursuant to a stock purchase agreement. The former shareholders alleged that the Company and Rohr breached the stock purchase agreement by failing to pay $2.4 million under the terms of the agreement. In September 2001, a jury found that the Company was liable to the shareholders for the $2.4 million retained by Rohr under the stock purchase agreement and the Company was also assessed punitive damages of $48 million. The court subsequently reduced the punitive damage award to $24 million. The Company and Rohr appealed the judgment.

In December 2002, the appellate court issued a ruling directing the trial court to enter judgment in favor of the Company and Rohr on both the fraud claim and the breach of contract claim. The plaintiffs' motion for rehearing of that ruling was subsequently denied. On February 10, 2003, the plaintiffs filed a petition for review with the California Supreme Court. The Company has until March 2, 2003 to respond to the petition.

ASBESTOS

The Company and certain of its subsidiaries have been named as defendants in various actions by plaintiffs alleging injury or death as a result of exposure to asbestos fibers in products, or which may have been present in the Company's facilities. A number of these cases involve maritime claims, which have been and are expected to continue to be administratively dismissed by the court. These actions primarily relate to previously owned businesses. The Company believes that it has substantial insurance coverage available to it related to any remaining claims. As a result, the Company believes that these pending and reasonably anticipated future actions are not likely to have a material adverse effect on the Company's financial condition or results of operations.

DISCONTINUED OPERATIONS

At the time of the EIP spin-off, two subsidiaries of Coltec were defendants in a significant number of personal injury claims relating to alleged asbestos-containing products sold by those subsidiaries. It is possible that asbestos-related claims might be asserted against the Company on the theory that the Company has some responsibility for the asbestos-related liabilities of EnPro, Coltec or its subsidiaries, even though the activities that led to those claims occurred prior to the Company's ownership of any of those subsidiaries. Also, it is possible that a claim might be asserted against the Company that Coltec's dividend of its aerospace business to the Company prior to the spin-off was made at a time when Coltec was insolvent or caused Coltec to become insolvent. Such a claim could seek recovery from the Company on behalf of Coltec of the fair market value of the dividend.

No such claims have been asserted against the Company to date. The Company believes that it would have substantial legal defenses against any such claims. In addition, the agreement between EnPro and the Company that was used to effectuate the spin-off provides the Company with an indemnification from EnPro covering, among other things, these liabilities. Any such asbestos-related claims would likely require, as a practical matter, that Coltec's subsidiaries were unable to satisfy their asbestos-related liabilities and that Coltec was found to be responsible for these liabilities and was unable to meet its financial obligations. The Company believes any such claims would be without merit and that Coltec was solvent both before and after the dividend. If the Company is ultimately found to be responsible for the asbestos-related liabilities of Coltec's subsidiaries, the Company believes it would not have a material adverse effect on its financial condition, but could have a material adverse effect on its results of operations and cash flows in a particular period. However, because of the uncertainty as to the number, timing and payments related to future asbestos-related claims, there can be no assurance that any such claims will not have a material adverse effect on the Company's financial condition, results of operations and cash flows. If a claim related to the dividend of Coltec's aerospace business were successful, it could have a material adverse impact on the Company's financial condition, results of operations and cash flows.

GUARANTEES

The Company has guaranteed amounts owed by Coltec Capital Trust with respect to the $150 million of outstanding 5 1/4 percent convertible trust preferred securities (TIDES) and has guaranteed Coltec's performance of its obligations with respect to the TIDES and the underlying Coltec convertible subordinated debentures. Following the spin-off of the EIP segment, the TIDES remained outstanding as an obligation of Coltec Capital Trust and the Company's guarantee with respect to the TIDES remains an obligation of the Company. EnPro, Coltec and Coltec Capital Trust have agreed to indemnify the Company from any costs and liabilities arising under or related to the TIDES after the spin-off.

In addition to the Company's guarantee of the TIDES, the Company has an outstanding contingent liability for guaranteed debt and lease payments of $4.5 million and for letters of credit and bank guarantees of $43.1 million at December 31, 2002.

NOTE W:  SUBSEQUENT EVENT

On January 29, 2003, the Company announced that it had entered into a definitive agreement to sell its Avionics business to L-3 Communications Corporation (L-3) for $188 million. The transaction was approved by the boards of directors of the Company and L-3. Subject to customary regulatory approvals, the sale is expected to close late in the first quarter or early in the second quarter of 2003. After-tax proceeds are expected to be approximately $134 million. Avionics Systems will be reported as a discontinued operation beginning with the first quarter 2003.

QUARTERLY FINANCIAL DATA (UNAUDITED)(1)

(DOLLARS IN MILLIONS,                                        2002 QUARTERS                                2001 QUARTERS
                                               --------------------------------------  -------------------------------------------
(EXCEPT PER SHARE AMOUNTS)                      FIRST     SECOND    THIRD    FOURTH      FIRST       SECOND     THIRD      FOURTH
-------------------------                      -------   -------   -------  ---------  ---------    --------   --------  ---------
BUSINESS SEGMENT SALES:
   Aerostructures and Aviation
        Technical Services..................   $ 307.2   $ 313.1   $ 269.4  $   287.2   $  353.8    $  400.2   $  369.0   $  370.6
   Landing Systems..........................     262.8     253.9     255.7      265.8      289.6       280.1      293.1      286.3
   Engine and Safety Systems................     162.0     165.3     158.8      152.7      183.9       202.3      190.0      186.4
   Electronic Systems.......................     189.2     193.2     198.2      211.3      180.4       189.5      199.8      209.5
   Aeronautical Systems.....................        --        --        --      264.4         --          --         --         --
                                               -------   -------   -------  ---------   --------    --------   --------   --------
        TOTAL SALES.........................   $ 921.2   $ 925.5   $ 882.1  $ 1,181.4   $1,007.7    $1,072.1   $1,051.9   $1,052.8
                                               =======   =======   =======  =========   ========    ========   ========   ========
GROSS PROFIT(2).............................   $ 234.0   $ 237.1   $ 222.9  $   270.6   $  273.4    $  283.8   $  278.4   $  145.8
                                               =======   =======   =======  =========   ========    ========   ========   ========
OPERATING INCOME (LOSS):
   Aerostructures and Aviation
        Technical Services..................   $  49.3   $  48.4   $  22.4  $    49.8   $   52.5    $   63.9   $   61.5   $   48.1
   Landing Systems..........................      32.4      19.9      38.9       48.9       40.8        33.5       40.9       37.9
   Engine and Safety Systems................      16.7      24.0      20.8       17.7       29.9        39.1       35.3       27.6
   Electronic Systems.......................      28.1      32.2      35.9       39.1       31.5        32.4       29.2       40.0
   Aeronautical Systems.....................        --        --        --        8.4         --          --         --         --
   Corporate................................     (14.7)    (15.3)    (10.1)     (18.9)     (13.6)      (15.3)     (12.3)     (16.5)
   Restructuring and consolidation costs....      (7.5)    (14.6)     (7.2)     (12.0)      (5.8)       (7.6)      (1.5)     (92.4)
   In-process research and development......        --        --        --      (12.5)        --          --         --         --
   Aeronautical Systems inventory step-up...        --        --        --      (58.8)        --          --         --         --
   Unusual inventory adjustments............        --        --        --         --         --          --         --      (94.5)
                                               -------   -------   -------  ---------   --------    --------   --------   --------
TOTAL OPERATING INCOME (LOSS)...............   $ 104.3   $  94.6   $ 100.7  $    61.7   $  135.3    $  146.0   $  153.1   $  (49.8)
                                               =======   =======   =======  =========   ========    ========   ========   ========
INCOME (LOSS) FROM:
   Continuing Operations....................   $  49.6   $  58.6   $  46.0  $    11.7   $   70.2    $   75.9   $   81.9   $  (51.1)
   Discontinued Operations..................       0.8     (12.7)       --         --      102.1         7.4        6.1       (3.3)
    Cumulative Effect of Change
         in Accounting......................     (36.1)       --        --         --         --          --         --         --
                                               -------   -------   -------  ---------   --------    --------   --------   --------
NET INCOME (LOSS)...........................   $  14.3   $  45.9   $  46.0  $    11.7   $  172.3    $   83.3   $   88.0   $  (54.4)
                                               =======   =======   =======  =========   ========    ========   ========   ========
Basic Earnings (Loss) Per Share:
   Continuing Operations....................   $  0.48   $  0.57   $  0.45  $    0.11   $   0.68        0.73   $   0.79   $  (0.50)
   Discontinued Operations..................      0.01     (0.12)       --         --       1.00        0.07       0.06      (0.03)
   Cumulative Effect of Change
          in Accounting.....................     (0.35)       --        --         --        --           --         --         --
                                               -------   -------   -------  ---------   --------    --------   --------   --------
   Net income...............................   $  0.14   $  0.45   $  0.45  $    0.11   $   1.68    $   0.80   $   0.85   $  (0.53)
                                               =======   =======   =======  =========   ========    ========   ========   ========
Diluted Earnings (Loss) Per Share:
   Continuing  Operations...................   $  0.47   $  0.56   $  0.45  $    0.11   $   0.66    $   0.70   $   0.76   $  (0.50)
   Discontinued Operations..................      0.02     (0.11)       --         --       0.96        0.08       0.07      (0.03)
   Cumulative Effect of Change
          in Accounting.....................     (0.34)       --        --         --        --           --         --         --
                                               -------   -------   -------  ---------   --------    --------   --------   --------
   Net income...............................   $  0.15   $  0.45   $  0.45  $    0.11   $   1.62    $   0.78   $   0.83   $  (0.53)
                                               =======   =======   =======  =========   ========    ========   ========   ========

         (1) The historical amounts presented above have been restated to present the Company's Performance Materials and Engineered Industrial Products businesses as discontinued operations.

         (2)      Gross profit represents sales less cost of sales.

The first quarter of 2002 includes a $7.5 million pre-tax charge for restructuring and consolidation costs.

The second quarter of 2002 includes a $14.6 million pre-tax charge for restructuring and consolidation costs. The second quarter also includes a $2.4 million pre-tax gain in other income (expense) from the sale of a portion of the Company's interest in a business.

The third quarter of 2002 includes a $7.2 million pre-tax charge for restructuring and consolidation costs.

The fourth quarter of 2002 includes a $12.0 million pre-tax charge for restructuring and consolidation costs. The fourth quarter of 2002 also includes a $12.5 million pre-tax charge for the write-off of in-process research and development acquired in the acquisition of Aeronautical Systems and a $58.8 million pre-tax charge related to the Aeronautical Systems inventory step-up adjustment.

The first quarter of 2001 includes a $5.8 million pre-tax charge for restructuring and consolidation costs. The first quarter also includes a $7.2 million pre-tax gain in other income (expense) from the sale of a portion of the Company's interest in a business.

The second quarter of 2001 includes a $7.6 million pre-tax charge for restructuring and consolidation costs.

The third quarter of 2001 includes a $1.5 million pre-tax charge for restructuring and consolidation costs.

The fourth quarter of 2001 includes a $92.4 million pre-tax charge for restructuring and consolidation costs and a $94.5 million pre-tax charge recorded in cost of sales for unusual inventory adjustments.

SELECTED FINANCIAL DATA(1)

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                 2002         2001          2000           1999            1998
-----------------------------------------------                 ----         ----          ----           ----            ----
STATEMENT OF INCOME DATA:
Sales  ..................................................    $ 3,910.2     $4,184.5      $3,700.5       $3,646.2        $3,510.3
Operating income.........................................        361.3        384.6         489.7          274.1           440.6
Income from continuing operations........................        165.9        176.9         235.2           85.9           213.3
Net Income...............................................        117.9        289.2         325.9          169.6           353.7
BALANCE SHEET DATA:
Total assets.............................................    $ 5,989.6     $5,200.4      $6,052.3       $5,468.4        $5,223.5
Total debt...............................................      2,512.1      1,426.4       2,236.2        1,741.9         1,704.2
Mandatorily redeemable preferred securities of trust.....        125.4        125.0         124.5          124.0           123.6
Total shareholders' equity...............................        932.9      1,361.4       1,228.5        1,295.6         1,238.9
OTHER FINANCIAL DATA:
Segment operating income.................................    $   420.6     $  444.8      $  562.5       $  529.5        $  495.0
Segment operating income(3)..............................        532.9        644.1         593.6          561.7           505.5
EBITDA(2),(3)............................................        632.3        734.7         668.7          631.6           557.7
Operating cash flow......................................        539.2        382.6         168.2          210.5           341.7
Investing cash flow......................................     (1,509.0)      (288.8)       (349.4)        (166.5)         (208.8)
Financing cash flow......................................      1,163.6       (936.3)         80.6          (72.2)          199.1
Capital expenditures.....................................        107.3        190.5         133.8          144.7           163.0
Depreciation.............................................        135.6        108.5         111.9           96.3            90.2
Dividends................................................         96.9        113.7         117.6           91.6            75.7
Distributions on trust preferred securities..............         10.5         10.5          10.5           10.5            10.5
PER SHARE OF COMMON STOCK:
Income from continuing operations, diluted...............    $    1.57     $   1.65      $   2.16       $   0.76        $   1.87
Diluted EPS, excluding special items(3)..................         2.31         2.87          2.43           2.23            1.93
Dividends declared.......................................         0.88         1.10          1.10           1.10            1.10
Book value...............................................         7.97        13.39         12.00          11.74           11.28
RATIOS:
Segment operating income as a percent of sales(%)(3).....         13.6         15.4          16.0           15.4            14.4
Debt-to-capitalization ratio(4)(%).......................         68.7         47.2          61.4           54.0            54.7
Effective income tax rate(%).............................         34.6         33.5          33.1           47.9            35.1
OTHER DATA:
Common shares outstanding at end of year (millions)......        117.1        101.7         102.3          110.2           109.7
Number of employees at end of year(5)....................       22,900       24,000        26,300         27,000          27,200

(1) Except as otherwise indicated, the historical amounts presented above have been restated to present the Company's Performance Materials and Engineered Industrial Products businesses as discontinued operations.

(2) "EBITDA" as used herein means income from continuing operations before distributions on trust preferred securities, income tax expense, net interest expense, depreciation and amortization and special items. The Company believes EBITDA provides meaningful additional information on the Company's operating results and on the Company's ability to service its long-term debt and other fixed obligations and to fund its continued growth. EBITDA should not be construed as an alternative to operating income (loss) as determined in accordance with generally accepted accounting principles in the United States ("GAAP"), as an alternative to cash flow from operating activities (as determined in accordance with GAAP), or as a measure of liquidity. Because EBITDA is not calculated in the same manner by all companies, the Company's presentation may not be comparable to other similarly titled measures reported by other companies.

(3) Excludes special items, as follows (in millions, except per share amounts):

                                          2002               2001               2000                1999              1998
                                   -----------------   -----------------   ----------------   -----------------   ---------------
                                               PER                 PER                PER                 PER               PER
                                    AFTER    DILUTED    AFTER    DILUTED    AFTER   DILUTED    AFTER    DILUTED   AFTER   DILUTED
                                     TAX      SHARE      TAX      SHARE      TAX     SHARE      TAX      SHARE     TAX     SHARE
                                   -------   -------   -------   -------   ------   -------   -------   -------   -----   -------
Restructuring and
  consolidation
  costs                            $(27.7)    $(0.26)   $(71.3)   $(0.67)  $(28.6)   $(0.26)  $(170.4)   $(1.49)  $(6.5)   $(0.06)
Gain from sale of
  interest in a business              1.6       0.02       4.7      0.04       --        --       2.4      0.02      --        --
In-process research and
  development                       (12.5)     (0.12)       --        --       --        --        --        --      --        --
Aeronautical Systems
  inventory step-up                 (39.5)     (0.38)       --        --       --        --        --        --      --        --
Unusual inventory adjustments          --         --     (62.8)    (0.59)      --        --        --        --      --        --
Impairment charge on
  business held for sale
                                       --         --        --        --     (1.7)    (0.01)       --        --      --        --
                                   -------    ------   -------    ------   ------    ------   -------    ------   -----    ------
                                   $(78.1)    $(0.74)  $(129.4)   $(1.22)  $(30.3)   $(0.27)  $(168.0)   $(1.47)  $(6.5)   $(0.06)
                                   =======    ======   =======    ======   ======    ======   =======    ======   =====    ======

         The Company believes excluding special items provides meaningful additional information on the Company's operating results. Amounts adjusted to exclude special items should not be construed as an alternative to amounts determined in accordance with GAAP. Because amounts adjusted to exclude special items are not calculated in the same manner by all companies, the Company's presentation may not be comparable to other similarly titled amounts reported by other companies.

(4) Trust preferred securities are treated as capital in calculating the debt-to-capitalization ratio.

(5) Includes employees of the Company's Performance Materials and Engineered Industrial Products segments, rounded to the nearest hundred.